Form 20-F
period 2001-12-31
ACAMBIS PLC
filed 2002-04-29
CIK 1073965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

-OR-

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000

-OR-

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to Commission File Number: 000-30126

Acambis plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Peterhouse Technology Park, 100 Fulbourn Road, Cambridge, CB1 9PT England
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

ORDINARY SHARES OF 10 PENCE EACH

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or
Common stock as of the close of period covered by this Annual Report –
93,081,919 ordinary shares of 10p each as of December 31, 2001

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

Annual Report and Form 20-F 2001

Acambis is a UK public limited company with shares listed on the London Stock Exchange and, in the form of American Depositary Receipts, on Nasdaq. This is the Annual Report and Form 20-F for the year ended 31 December 2001. It contains the Annual Report and Financial Statements in accordance with UK regulations and incorporates the Annual Report on Form 20-F for the Securities and Exchange Commission ("SEC") to meet US regulations. A cross-reference for the Form 20-F is provided on the fold-out flap inside the back cover of this report. References to the Group and Acambis throughout this document relate to Acambis plc and all its subsidiary and associated undertakings. References to the Company are to Acambis plc, the ultimate holding company.

TODAY, ACAMBIS IS AN INTEGRATED BIOTECH BUSINESS TAKING NOVEL VACCINES FROM DISCOVERY TO MARKET.

To see what Acambis is developing today, lift the flap.

CONTENTS
Introduction
Cross-reference to Form 20-F
Highlights
Chairman’s Statement
The worldwide vaccines market
The product pipeline
An integrated business
Strategy
Operating overview
Financial overview
Directors’ responsibilities
Independent auditors’ report
Group profit and loss account
Group statement of total recognised gains and losses
Group balance sheet
Company balance sheet
Group cash flow statement
Notes to Group financial statements
Further information required by Form 20-F
Summarised Group statements
Board of Directors
Directors’ report
Corporate Governance statement
Remuneration report
Shareholder information
Company information and advisers
Index

ACAMBIS HAS ONE OF THE BROADEST DEVELOPMENT PIPELINES OF
ANY VACCINES COMPANY. WE ALSO HAVE ALL THE ELEMENTS OUR
BUSINESS REQUIRES TO PROGRESS OUR PRODUCTS FROM DISCOVERY
TO MARKET, ENSURING THAT, IN ADDITION TO EXCITING PROSPECTS
TODAY, WE HAVE ENORMOUS POTENTIAL FOR TOMORROW.

CONTENTS

Our business

1	Introduction	Cautionary statement regarding forward-looking statements
Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group's operations are discussed in the Operating Overview, Financial Overview and the Corporate Governance statement contained within this Annual Report and Form 20-F, and in documents as filed with the SEC from time to time.
Cross-reference to Form 20-F
2	Highlights
3	Chairman's statement
4	The worldwide vaccines market
6	The product pipeline
8	An integrated business
11	Strategy
12	Operating overview
16	Financial overview

Financial information

20	Directors' responsiblities
21	Independent auditors' report
22	Group profit and loss account
22	Group statement of total recognised
gains and losses
23	Group balance sheet
24	Company balance sheet
25	Group cash flow statement
26	Notes to Group financial statements
45	Further information required by Form 20-F
50	Summarised Group statements

Corporate Governance

52	Board of Directors
53	Directors' report
54	Corporate Governance statement
56	Remuneration report
60	Shareholder information

General information

63	Company information and advisors
64	Index

1

Cross-reference to Form 20-F

This cross-reference to Form 20-F is provided to assist those who are more familiar with the contents and layout of an Annual Report on Form 20-F. We have denoted this Form 20-F information by using this symbol (1a), where the number denotes the specific item on the cross-reference. The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes.

Page

1	Identity of directors, senior management and advisers		n/a

2	Offer statistics and expected timetable		n/a

3	Key Information
	a)	Selected financial data	50-51
	b)	Capitilisation and indebtedness	n/a
	c)	Reasons for the offer and use of proceeds	n/a
	d)	Risk factors	55

4	Information on the Company
	a)	History and development of the Company	10-19,63
	b)	Business overview	2,10-19,28,45-46,55
	c)	Organisational structure – note 15 (a)	32
	d)	Property, plants and equipment	2,16-17,48

5	Operating and financial review and prospects
	a)	Operating results	18-19,45
	b)	Liquidity and capital resources	46
	c)	Research and development, patents and licenses etc.	18,22,45,46-47
	d)	Trend information	18-19,45

6	Directors, senior management and employees
	a)	Directors and senior management	52-53
	b)	Compensation	56-59
	c)	Board practices	54-55
	d)	Employees – note 9	30
	e)	Share ownership	57-59

7	Major shareholders and related party transactions
	a)	Major shareholders	60
	b)	Related party transactions	40
	c)	Interests of experts and counsel	n/a

8	Financial information		see item 17

9	The offer and listing
	a)	The offer and listing details	61
	b)	Plan of distribution	n/a
	c)	Markets	61
	d)	Selling shareholders	n/a
	e)	Dilution	n/a
	f)	Expenses of the issue	n/a

10	Additional information
	a)	Share capital	n/a
	b)	Memorandum and Articles of Association	62
	c)	Material contracts	46-47
	d)	Exchange controls	49
	e)	Taxation	47-48
	f)	Dividends and paying agents	n/a
	g)	Statement by experts	n/a
	h)	Documents on display	62
	i)	Subsidiary information	n/a

11	Quantitative and qualitative disclosure about market risk
	Financial instruments		35-36

12	Description of securities other than equity securities		n/a

13	Defaults, dividend arrears and delinquencies		none

14	Material modifications to the rights of security
	holders and use of proceeds		n/a

15	Reserved item		n/a

16	Reserved item		n/a

17	Financial statements
	a)	Directors' responsibilities	20
	b)	Independent auditors' report	21
	c)	Group profit and loss account	22
	d)	Group statement of total recognised
		gains and losses	22
	e)	Group balance sheet	23
	f)	Company balance sheet	24
	g)	Group cash flow statement	25
	h)	Notes to Group financial statements	26-51

18	Financial statements		see item 17

19	Exhibits		n/a

C9
B12
C3
ON TIME
6:10P
ON TIME

The research and development pipeline

Anti-viral vaccines
PRE-CLINICAL
PHASE I
PHASE II
PHASE III
Arilvax-yellow fever
ChimeriVax-JE
ChimeriVax-Dengue
ChimeriVax-West Nile
Smallpox-ACAM1000
Smallpox-ACAM2000
Anti-bacterial vaccines
HolaVax-Typhoid
H. pylori
HolaVax-ETEC
C. difficile

Anti-viral vaccines

Arilvax®

We have the rights to sell this yellow fever vaccine in the US. The target market is travellers to endemic regions and military personnel that are deployed there. The potential market is estimated to be worth $50m a year.

$50m
potential target market

ChimeriVax-JE

3 billion
people at risk

14 million travellers to endemic regions

Our lead product developed using our proprietary ChimeriVax technology, this is a vaccine against Japanese encephalitis ("JE"), a viral disease that affects the central nervous system. Some three billion people live in regions affected by JE, and 14 million travellers visit these regions every year. The current market for JE vaccines is worth $200m per year, but with our next-generation vaccine the market could increase to around $300m.

ChimeriVax-Dengue

The World Health Organization estimates that 50 million people suffer from dengue fever every year. Transmitted by mosquitoes, dengue is endemic in more than 100 countries. In its more severe form, dengue can cause a haemorrhagic fever and can be fatal. No vaccine currently exists, but annual sales of a vaccine could potentially reach $500m.

Two-fifths of the world's population are at risk of infection with dengue

ChimeriVax-West Nile

Spread of the West Nile virus throughout the United States of America
Source: CDC & Center for Integration of Natural Disaster Information

Following the arrival of this viral disease in New York in 1999, we were awarded a $3m grant by the US National Institutes of Health to develop a vaccine using our ChimeriVax technology. In the brief time since it arrived in the US, West Nile virus has spread to 28 states. We envisage this vaccine would initially generate sales through vaccination of the 'at risk' age group population, followed by annual sales from those people entering this age group each year.

Smallpox

The US Government has identified smallpox as one of the leading bioterrorism threats, and, as part of its strategy to have enough smallpox vaccine for every US citizen, contracted Acambis to provide it with 209 million doses of smallpox vaccine during 2002. Smallpox was eradicated in 1980 but it has the potential to be one of the most dangerous agents if used as a biological weapon because its highly infectious nature makes it difficult to contain.

$343m
and
$428m
US Government contracts

Anti-bacterial vaccines

HolaVax-Typhoid

Typhoid fever remains life-threatening, but can be treated, and is endemic in 153 countries throughout the world. An estimated 16 million cases and 600,000 related deaths occur each year. More than 80 million people travel to endemic countries each year. The current market for typhoid vaccines is worth around $200m per annum.

80 million
travellers from first-world countries to endemic regions

HolaVax-ETEC

One of the leading causes of travellers' diarrhoea, ETEC bacteria are transmitted through contaminated water or food. Between 30% and 50% of travellers to Latin America, Asia and Africa contract diarrhoea, and between 10% and 20% of travellers to the Mediterranean and eastern Europe are affected. An estimated 500,000 deaths per year among children in developing countries are attributable to ETEC. The market for an ETEC vaccine could be worth $400m annually.

H. pylori

50% of the world's population is infected with H. pylori

H. pylori is probably the most common chronic infection of humans, affecting at least 50% of the world's population and two-thirds of those aged over 65. It is recognised as the cause of around 80% of gastric ulcers and 90% of duodenal ulcers, and has also been cited as a cause of stomach cancer. Treatment of gastric acid disease has an estimated market value of $13bn. A vaccine could achieve sales of at least $500m per year.

C. difficile

C. difficile is an antibiotic-resistant bacterium to which hospital patients and the elderly are particularly vulnerable. It inhabits the gastro-intestinal tract when the naturally occurring bacteria of the gut have been eradicated as a result of treatment with antibiotics. Once established, it produces toxins that can cause chronic diarrhoea. Since many of the people who are infected with C. difficile are already seriously ill, the C. difficile-associated diarrhoea can be fatal. The market for this vaccine could be worth in excess of $500m.

Supported by technology

We have two proprietary technology platforms that have already been used to develop some of the products we are testing and can be used to develop further products. ChimeriVax™ is applied to the development of anti-viral vaccines, including ones against JE, dengue and West Nile viruses. HolaVax™ is used to develop anti-bacterial vaccines and has been applied to our typhoid and ETEC projects.

HIGHLIGHTS	2

Progressing the pipeline 2001 was a busy year for positive news relating to our research and development (“R&D”) projects. The successful results from trials of ChimeriVax-JE were good news not only for that vaccine project but also for the ChimeriVax technology from which it was developed. Clinical trials of two further ChimeriVax vaccines – West Nile and Dengue – will be carried out in this coming year. In 2001, we were also awarded a significant patent for our C. difficile passive vaccination strategy and grants relating to HolaVax-ETEC and a new research project against Campylobacter bacteria.

Leading the fight against smallpox With concerns increasing about the threat of a bioterrorism attack using smallpox after the tragic events of September 11, 2001, the US Government turned to Acambis to supply a total of 209 million doses of smallpox vaccine in 2002. Following the acceleration and expansion of the first contract to provide 54 million doses in the coming year, we were awarded a new $428m (c. £300m) contract to provide a further 155 million doses. The revenues from this second contract will largely be received in 2002 and 2003.

Manufacturing capability Our intensive programme to reactivate our manufacturing facility in Massachusetts, USA is on schedule, with elements of the facility already operational. This facility enables us to manufacture our own products, giving us a greater degree of control and improved profit margins. We will also be using the facility to work on the contracts we have with Baxter and the US Government. This is a strategically important asset given the current worldwide shortage of biologics manufacturing capacity.

Financial strength At the end of 2001 we had cash of £22.2m, which was £1.1m more than at the start of the year. This improved cash position at the year-end was achieved through a combination of factors. In addition to the funding we already receive from various sources for our R&D work, we received two new grants for our ETEC and Campylobacter programmes. The capital expenditure required to reactivate our manufacturing plant is being financed using a $40m (around £28m) lease-financing arrangement through Baxter, enabling us to retain cash to invest in our R&D programmes. This deal also enabled us to realise $10m (around £7m) from the sale (and leaseback) of the original fixed assets at the plant, which, at the completion of financing, were capitalised on our balance sheet at a value of only £0.1m. During the year, Baxter subscribed to a further £3.5m of our equity, the second of the four instalments agreed as part of the strategic alliance we entered into in September 2000. This increased Baxter’s shareholding in Acambis to 12.6%

Our commitment to our shareholders
is to provide the information that you
need in a style that works for you.
Included with this annual report is a
questionnaire. We would like to get your
views on how we communicate with you,
and how we can improve that
communication. We look forward to
receiving your comments.

Quarterly reporting
For all shareholders, timely, accurate
information is paramount. We plan to
introduce quarterly financial reporting
from the end of the third quarter of this
year, September 2002. The first quarterly
results will be announced during
November 2002.

This report
In this year’s Annual Report and
Form 20-F, we have introduced a number
of changes.

The format
We have rotated the document to a
landscape rather than a portrait layout,
and added a border on the right-hand
side where we have highlighted key
information or explained aspects of the
financial data. Where we have used this
method in the financial information
section, the relevant item is referenced
with this symbol(A)

Please note that the information in these
borders has not been audited, but is
consistent with other information in the
document that has been audited.

For our Form 20-F readers
Since February 2001, our shares have
been listed on Nasdaq in the form
of American Depository Receipts and,
at the time thisreport went to
press, around 23.5% of our shares
are held by shareholders based in
the US. As many of our US shareholders
are accustomed to reading a Form 20-F,
we have incorporated a fold-out flap
inside the back cover of the document
that provides a cross-reference of Form
20-F items to the information in the
Report. We have denoted this Form 20-F
information by using this symbol (1a),
where the number denotes the specific
item on the cross-reference.

CHAIRMAN’S STATEMENT

“ACAMBIS HAD A REMARKABLE YEAR IN 2001, BUT THIS IS JUST
the beginning.”

Alan Smith, Chairman

In my statement last year I said that the previous months had seen the transformation of Acambis. In the last 12 months, that transformation has continued. 2001 has been a remarkable year for Acambis and its shareholders.

We have made excellent progress with the vaccines we are developing, won a second major smallpox contract from the US Government, cemented our strategic alliance with Baxter, and put in place a strategically important manufacturing capability.

All of this significantly strengthens our position. With the substantial revenues generated by the smallpox contracts we can invest in developing our products, enabling us to hold onto full product rights. Similarly, the manufacturing capability not only provides a source of revenue through our manufacturing agreements with the US Government and Baxter, but also gives us better control over production of our own products and improved profit margins on sales of those products.

We are a world leader in the area of live vaccines. With eight products currently undergoing clinical trials and a further two due to enter trials during 2002, we have one of the broadest pipelines in the vaccines industry. Moreover, the products we are developing target significant markets where there is either no vaccine available or where ours would provide useful improvements over the existing competition.

By the end of 2002, we will have advanced several products through their next stage of development and submitted our first product to the US Food and Drug Administration (“FDA”) for licensure. We will also have delivered 209 million doses of smallpox vaccine to the US Government.

It promises to be a very busy year.

Alan Smith
Chairman	Board changes
We are delighted to announce that Dr Thomas Monath, has been appointed to the Board of Directors as Chief Scientific Officer. Previously Vice President, Research and Medical Affairs, Tom joined the Group in 1992, prior to which he worked at the US Centers for Disease Control and Prevention, and was Colonel-in-Chief of the Virology Division of the US Army Medical Research Institute of Infectious Diseases.

Sir Brian Richards will be standing down from the Board at the forthcoming Annual General Meeting. Our sincere thanks go to Sir Brian for his considerable contribution and advice over the years, since joining the Board in 1994.

3

4

Sales of vaccines worldwide have already grown into a substantial market, but there is considerable potential for the market to grow even larger, driven by a number of factors:

o	Scientific advances are now enabling us to target the diseases that have not previously been combated using vaccines.

o	The philosophy underlying vaccination, that ‘prevention is better than cure’, is becoming increasingly important in today’s healthcare market

o	Levels of business and leisure travel to regions where many infectious diseases are endemic are increasing

o	Changes in climate have resulted in the global spread of diseases Increasing numbers of bacteria are developing resistance to treatment with antibiotics

o	Concerns are increasing about the potential use of viruses or bacteria as biological weapons

The current worldwide vaccines market is worth around $4bn. A recent report by Datamonitor (“Strategic Perspectives 2001: Vaccines”) estimated that, with the introduction of new vaccines, this will grow to $11bn by 2010.
5

6

Today, we have 10 products in development, giving us one of the broadest pipelines in the vaccines industry. A world leader in the field of live vaccines, in 2001 our experience gained us a second major smallpox contract from the US Government, worth $428m (c. £300m) and won in the face of stiff competition from the world’s biggest vaccines companies. This contract gives us a position of strength. We can reinvest this substantial revenue stream in the other products in our pipeline, enabling us to hold onto product rights and to retain more value for shareholders.

7

8

The most successful biotechnology companies have one thing in common: the ability to control their future. The successful development of products is our goal and we need to control as many aspects of our business as possible to achieve this. Discovery and development of new products has always been core to our business. Our clinical, regulatory, quality assurance and quality control teams give us critical in-house expertise. We have now also added to the list our ability to manufacture products. With the revenue from the smallpox contracts, we will have increased financial strength and will be able to invest in the other products we are developing. By putting this financial strength together with all the operational aspects we have established, we can have greater control over our development timelines. Ultimately, we can also improve shareholder value by retaining the manufacturing margin and by generating additional revenues through manufacturing for other companies, such as Baxter.

We have put all the pieces in place to ensure that we can maximise the opportunities open to us.

9

What are your personal highlights from 2001?

Dr John Brown, Chief Executive Officer

	“Winning the second smallpox contract in the face of stiff competition stands out as the major event for us in 2001. That the US Government chose us again not only acknowledges the work we’ve done since being awarded the first contract in September 2000, but also recognises our position as a major player in the vaccines business. This is a significant contract for us as the revenues generated will give us a much greater degree of control over our future. Before, we might have had to consider partnering projects in order to progress them through expensive clinical trials. Now, we have the ability to hold onto the rights to those products for longer, retaining more value for our shareholders.”	10
From left to right: Nick Higgins, Gordon Cameron, Dr Tom Monath, Dr John Brown
“OUR AIM IS TO GET NEW PRODUCTS TO MARKET as quickly as possible.” Dr John Brown, Chief Executive Officer	Gordon Cameron, Chief Financial Officer

“Getting the manufacturing facility up and running has been a major achievement, not only because of the significance of this asset to us in being able to retain greater control and value, but also because of the scale of the task. In just a year, we have established the new manufacturing team, implemented the reactivation programme and started to manufacture products. Financing of the reactivation programme was also important, and in December we announced that $40m (c. £28m) of lease financing had been arranged through Baxter. This is significant as it enables us to finance redevelopment of this important asset while retaining our cash reserves for our extensive R&D programmes.”

STRATEGY

HERE, WE TAKE A LOOK AT THE KEY ASPECTS OF OUR BUSINESS. RESEARCH, DEVELOPMENT AND MANUFACTURING ARE OUR CORE COMPETENCIES. SUPPORTED BY STRONG PARTNERSHIPS AND A SOUND FINANCIAL POSITION, THESE ELEMENTS DRIVE US TOWARDS OUR GOAL OF DELIVERING NEW PRODUCTS TO MARKET AS QUICKLY AS POSSIBLE.

Research and development

R&D remains at the heart of what we do. What we’re about is getting new products to market as quickly as possible. To maximise the value of that opportunity, we focus on developing vaccines in areas such as infectious diseases. We also look for products that can generate substantial revenues and where we can achieve a leadership position.

We have one of the broadest development pipelines of any vaccines company, with eight products currently in clinical trials, another two ready to enter clinical trials during this year, and several other products in the research phase.

Manufacturing

Our in-house manufacturing capability is important for the degree of control it gives us. When our products arrive on the market, we should have the right amount of capacity available at the right time to ensure that demand is met, and achieve higher returns on sales. Moreover, we can develop the material required for clinical trials to give us greater control over those timelines.

The manufacturing facility will also generate significant third-party revenues. In addition to manufacturing the smallpox vaccine for the US Government, we have a manufacturing agreement with Baxter that could be worth $200m (c. £140m) in the period to 2010.

Alliances and partnerships

Our strategic alliance with Baxter, established in September 2000, has brought us considerable benefits. Through Baxter’s investment in new Acambis equity, we have received £14m to date and will receive two further instalments, totalling £14m, in June 2002 and June 2003. Baxter is providing assistance in our manufacturing reactivation programme and Baxter’s ability to provide bulk manufacturing capacity was a significant factor in enabling us to win the second smallpox contract with the US Government.

We establish partnerships where we need to gain expertise or funding from an outside party. Other than Arilvax®, which is not a product we originally developed but for which we have US marketing rights, all the products in our pipeline have been developed in-house and three of these have been partnered.
We are working with Aventis Pasteur on two projects: ChimeriVax-Dengue, which is fully funded by
Aventis Pasteur, and H. pylori. With HolaVax-Typhoid, our agreement with Berna Biotech is a good example of where we can not only retain rights that are important to us, but also bring in additional expertise and funding for trials in exchange for certain marketing rights.

Finance

The amount of cash we have available to invest in our R&D programmes is very important to us, and we have a number of different sources of funds. On the R&D front, in addition to the funding received from Aventis Pasteur and the US National Institutes of Health (“NIH”) for the ChimeriVax-Dengue project, we have received grants from the US Department of Defense and the NIH for work on ETEC, Campylobacter and West Nile vaccines. From Baxter, we have already received half of the £28m investment it is making
in Acambis, and a $40m (c. £28m) lease-financing facility for the manufacturing reactivation programme. Baxter is also contributing up to $2m (c. £1.4m) to the cost of commissioning the facility, and we have started work on process development for Baxter. Of greatest significance are the considerable revenues from the new smallpox contract. We anticipate that we will receive the vast majority of the $428m (c. £300m) of revenues from this contract in 2002 and 2003.	Nick Higgins, Chief Business Officer

“For me, 2001 was important for the continued development of our relationship with Baxter and the start of a new relationship with Berna Biotech. We have established an excellent relationship with Baxter since the start of our strategic alliance in September 2000. Co-operation with Baxter was extremely useful to us in winning the second smallpox contract and has proved beneficial in arranging funding for the manufacturing facility. We also announced a new relationship with Berna Biotech, which exactly meets the needs of our typhoid project as we have been able to retain the rights to the important North American market while bringing on board Berna Biotech’s considerable experience with live oral bacterial vaccines.”

Dr Tom Monath, Chief Scientific Officer

“I was very pleased with the progress we made with our products during the year and the strong foundations that were laid for the work we plan to carry out in the coming year. The positive results from our lead ChimeriVax project, ChimeriVax-JE, also bode well for the ChimeriVax-Dengue and ChimeriVax-West Nile projects, both of which enter clinical trials during 2002. Excellent progress was made by the team working to develop an ETEC vaccine as they have succeeded in developing each of the five strains required for our final product. We were pleased to be awarded grants for our ETEC and Campylobacter research projects from the US Department of Defense.”
11

OPERATING OVERVIEW	2001 highlights	12

“WE HAVE ONE OF

the broadest

PRODUCT PIPELINES IN THE VACCINES INDUSTRY.”

Dr John Brown, Chief Executive Officer

Introduction

(4a)
2001 was a remarkable year for Acambis.	February Successful Phase I/II trial of ChimeriVax-JE – ChimeriVax technology validated Acambis ADRs commence trading on Nasdaq
(4b)
Being awarded the second smallpox contract by the US Government stands out as the single most significant event and delivering on the contract is a major focus for us this coming year. We also saw excellent progress throughout our pipeline; 2002 will be another busy year with a total of ten products undergoing clinical trials. The intensive programme to reactivate our manufacturing facility is on track. We have a strategically important asset that gives us control over production of our vaccines.

US Government smallpox contracts	March Alliance established with Berna Biotech covering marketing and manufacture of HolaVax-Typhoid and development of typhoid- cholera combination vaccine

In September 2000, we were awarded a contract by the US Government agency, the Centers for Disease Control and Prevention (“CDC”) to develop a new smallpox vaccine based on the vaccine that was successfully used in the global eradication programme. The objective was to develop a vaccine that could be manufactured using modern cell-culture techniques, to conduct clinical trials sufficient to obtain regulatory approval and to create and maintain a stockpile of 40 million doses of the vaccine over 20 years. The original headline value for the contract was $343m (c. £240m). We began work on the R&D element of the contract and rapidly identified our vaccine candidate, designated ACAM1000, to take forward into clinical trials. The first trial has already commenced.

In October 2001, following the tragic events of September 11, the US Government decided to create a stockpile of smallpox vaccine large enough to provide a dose for every US citizen. It expanded and accelerated our first contract to provide 54 million doses by the end of 2002, and invited tenders to manufacture additional supplies of smallpox vaccine.	May Significant US patent awarded for C. difficile passive vaccination strategy

On 29 November 2001, in partnership with Baxter, Acambis was awarded a second contract, worth $428m (c. £300m), to supply a further 155 million doses of smallpox vaccine by the end of 2002. Acambis is the prime contractor and Baxter will perform the bulk manufacture of the vaccine. Designated ACAM2000, the vaccine being developed under this contract is slightly different as it is being produced using Baxter’s serum-free cell culture technology. Purification of the vaccine is carried out at our manufacturing facility in the US, where ACAM1000 is also being manufactured.

Winning this contract was a tremendous achievement for Acambis. The experience and expertise we had already gained during the previous 14 months working with the US Government on the first contract were significant factors in winning this second contract.	June
$1.3m US Department of Defense grants awarded for HolaVax-ETEC and Campylobacter projects

August
Completion of Arilvax® safety trial

September
Results of successful ChimeriVax-JE Phase II “challenge” trial ChimeriVax-West Nile vaccine candidate identified

October
US Government accelerated existing smallpox contract to provide for delivery of 54 million doses of vaccine in 2002

November
Acambis awarded $428m (c. £300m) contract by US Government to deliver a further 155 million doses of smallpox vaccine in 2002

December
$40m (c. £28m) lease financing arranged through Baxter for manufacturing reactivation programme

Under these two contracts, we will be producing a total of 209 million doses of smallpox vaccine for the US Government. Due to the urgent need for this vaccine, large-scale manufacture is being conducted in parallel with the clinical trial and regulatory programme, with a view to making regulatory submissions to the FDA in 2003.

Manufacturing facility

The intensive programme to reactivate our manufacturing facility in Massachusetts, USA, is on schedule, with elements of the facility already operational.

During 2002, the facility will be used to manufacture 54 million doses of ACAM1000 smallpox vaccine for the US Government and to purify the 155 million doses of ACAM2000. We will also be carrying out process development for components of some of Baxter’s bacterial vaccines.

Research and development update

We are recognised as a world leader in the area of live vaccines. With eight products currently in clinical trials and another two ready to enter clinical trials during this year, we have one of the broadest development pipelines of any vaccines company.

Arilvax®

Arilvax® is a vaccine against yellow fever. Yellow fever is caused by a virus transmitted by mosquitoes and is found in tropical and subtropical regions of Africa and South America. Vaccination is strongly recommended for travel outside urban areas in endemic regions. Acambis has sales and marketing rights for the US market.

As a result of the FDA’s requirement for additional data on the Arilvax® yellow fever vaccine, we have completed a 3,000-person safety trial in the UK. On completion of a paediatric trial in Peru, we will be submitting a biologics license application (“BLA”) to the FDA. This submission is scheduled for the second half of 2002.

ChimeriVax-JE

ChimeriVax-JE is a vaccine against Japanese encephalitis (“JE”), a mosquito-borne viral disease that occurs throughout Asia and in parts of Australia. Three billion people live in regions where JE is endemic and some 14 million people travel to these regions every year from major developed countries. The current market for JE vaccines is estimated to be worth $200m a year, but we expect that the introduction of our second-generation vaccine would increase the market with more travel doctors prepared to recommend an improved vaccine.

During 2001, we successfully completed a Phase I/II trial and a Phase II “challenge” trial of our ChimeriVax-JE vaccine against JE virus antigen. The Phase I/II trial was significant not only because it revealed positive results for this vaccine, but also because it demonstrated proof-of-principle for our proprietary ChimeriVaxTM technology. This technology has also been applied to the development of vaccines against dengue fever and West Nile virus. The Phase II “challenge” trial showed that ChimeriVax-JE induces an immune response with long-term memory and a rapid rise in protective antibodies on exposure to virus.

Since the year-end, we announced the results of a second successful Phase II trial. This aimed to compare the safety and immunogenicity of a range of dose levels of the vaccine and to evaluate any benefit of a second dose to achieve maximum immunity. The trial found that ChimeriVax-JE was well- tolerated at all doses tested and that 98% of subjects developed JE-neutralising antibodies within one month of vaccination, with the seroconversion rate being similar across all dose levels. A single dose of ChimeriVax-JE was as immunogenic as two doses.

Based on these encouraging results, we will now undertake the necessary process development and scale-up activities to manufacture vaccine for pivotal Phase III trials, which are targeted to begin in 2003. In parallel, additional Phase II trials are planned, including the first evaluation of ChimeriVax-JE in children living in JE-endemic areas and an investigation of the duration of immunity.

ChimeriVax-Dengue

ChimeriVax-Dengue is a vaccine against dengue fever which results from infection with a virus carried by mosquitoes. The disease is now endemic in more than 100 countries in Africa, the Americas, the eastern Mediterranean, south-east Asia and the western Pacific. It is continuing to spread, with an epidemic in Brazil that has affected more than 160,000 and resulted in at least 37 deaths since January 2001, and a current outbreak in Hawaii, the first in almost 50 years.	13

OPERATING OVERVIEW	2002 newsflow	14

“Our focus is on developing vaccines to prevent and treat infectious diseases.”

There are four immunologically related dengue virus serotypes, each of which needs to be represented in an effective vaccine. Having successfully constructed chimeric vaccines against all four serotypes, and ascertained their immunogenicity, efficacy and safety in pre-clinical models, we are now manufacturing clinical-grade vaccine in preparation for Phase I testing of a tetravalent vaccine around the end of the year. A proof-of-principle Phase I clinical trial of one of the four chimeric vaccines has been initiated and results are expected in the second half of 2002.	Arilvax®
A 1,050-person paediatric trial is being conducted in Peru. We expect to submit the BLA to the FDA in the second half of the year

ChimeriVax-JE
We announced the results of a successful Phase II dose-ranging study in February 2002, and plan additional Phase II trials. We will now undertake development and scale-up activities to manufacture vaccine for pivotal Phase III trials in 2003

ChimeriVax-Dengue
We have initiated a Phase I proof-of-principle trial of one component of our dengue vaccine. Results are expected to be available around the middle of 2002. A Phase I trial of the final, four-component vaccine is planned to start around the end of 2002

ChimeriVax-West Nile
Having identified a vaccine candidate, we are manufacturing clinical trial supplies in preparation for a Phase I trial that is scheduled to start in the second half of the year

Our dengue project is funded by our partner, Aventis Pasteur, and through a grant contribution from the NIH. Aventis Pasteur holds worldwide rights to sales of the vaccine.

ChimeriVax-West Nile
In September 2001, we announced that we had identified a vaccine candidate to take forward into clinical trials in our programme to develop a vaccine against West Nile virus. Trials are expected to start in the second half of this year.

Though it has been commonly found in areas of the Middle East and Africa for many years, the mosquito-borne West Nile virus was first identified in the US in 1999. Since then, it has been carried by mosquitoes and migratory birds to a total of 28 US states. In humans, the segment of the population considered to be most at risk as a result of being infected by the virus is those aged 55 and above. In the 28 US states where West Nile has so far been identified, this amounts to some 35 million people.

We envisage that this vaccine could initially generate sales through vaccination of this “at risk” population, followed by annual sales from those people entering that age group each year.

We indicated in our interim results statement that there is significant interest in a veterinary vaccine for horses as they are highly susceptible to West Nile virus. We have reached an agreement with a leading animal health company which gives that company an option for exclusive rights to our West Nile veterinary vaccine.

HolaVax-Typhoid
Typhoid fever is caused by bacteria that are principally transmitted via contaminated food and water. It is endemic in Asia, Africa and Central and South America.

In March 2001, we announced that we had established a new alliance with Berna Biotech, one of the world’s leading manufacturers of anti-bacterial vaccines. The alliance brings together our HolaVax- Typhoid vaccine with Berna Biotech’s considerable expertise in the manufacture and formulation of live oral bacterial vaccines.

Currently, Berna Biotech is undertaking process development of our HolaVax-Typhoid vaccine. This work is targeted to be completed towards the latter part of this year and will be followed by a bridging trial to show that the vaccine is equally well-tolerated and immunogenic to the candidate that was tested in previous clinical trials.

HolaVax-ETEC and Campylobacter

Between 30% and 50% of all travellers to Latin America, Africa and Asia suffer from diarrhoea, with around 10% to 20% of travellers to the Mediterranean, eastern Europe and Russia affected.

We were awarded two grants totalling $1.3m by the US Department of Defense’s Dual Use Science and Technology programme. This funding contributes to our HolaVax-ETEC project and a research programme on Campylobacter. These projects target the two major bacterial causes of travellers’ diarrhoea.

The vaccine we are developing against enterotoxigenic E. coli (“ETEC”) will target five strains most associated with causing diarrhoea. A previously reported Phase I trial demonstrated that the first of our strains

“During 2001, we made excellent progress with the products we are developing, won a second major smallpox contract from the US Government, and put in place a strategically important manufacturing capability.”

was well-tolerated and immunogenic, further validating our HolaVaxTM gene-deletion technology employed to reduce the bacteria’s ability to cause disease and to survive outside their human hosts. We have now constructed the other four strains using the same methods and will be initiating a series of Phase I trials of each of those individual strains. In parallel, we will conduct a proof-of-principle challenge study of the first candidate strain to test its effectiveness in protecting volunteer subjects exposed to wild-type ETEC.

H. pylori

Helicobacter pylori (“H.pylori”) is the most important cause of gastric and duodenal ulcers. Long-term infection with H. pylori has also been implicated as a factor in the development of certain stomach cancers.

Trials of both orally administered and injectable vaccines are ongoing. This project is partnered with Aventis Pasteur and aims to develop a vaccine to treat or prevent H. pylori infection. It is currently structured on a 50:50 joint-venture basis, but we are exploring alternative funding structures.

C. difficile

Clostridium difficile (“C. difficile”) bacteria are ubiquitous in the environment, but can cause severe, and sometimes fatal, infections in “at risk” populations such as the elderly inhabitants of nursing homes and hospital patients who are treated with antibiotics. Antibiotics may destroy the normal bacteria that reside in the gastro-intestinal tract, and in some patients this allows antibiotic- resistant C. difficile to establish itself in the colon where it can multiply rapidly as there are fewer competing bacteria to restrict it. C.difficile produces toxins that cause mucosal damage, inflammation and fluid secretion, resulting in diarrhoea.

Recent market research conducted for Acambis concluded that almost 900,000 cases of C. difficile-associated diarrhoea (“CDAD”) occur annually in the US and Europe. Of these, it is estimated that 150,000 people relapse or do not respond to conventional treatment with antibiotics.

Our main strategy targeting CDAD focuses on passive vaccination as a way of treating C.difficile infection. C. difficile toxins are inactivated to produce a toxoid vaccine, which is used to vaccinate professional plasma donors. The antibodies they generate are collected in the form of hyperimmune globulin and purified to create a passive vaccine with which CDAD sufferers can be treated. In the first half of this year, we plan to start vaccinating plasma donors in order to generate the hyperimmune globulin to be used in a Phase II trial in CDAD sufferers. In May 2001, we received a broad US patent covering our passive-immunisation strategy.

At the same time, we are exploring the potential to use the toxoid vaccine as an active vaccine for the protection of “at risk” populations. This exploratory trial was encouraged by the NIH, given the magnitude of the immune response generated in our Phase I/II trial of the toxoid vaccine, which revealed that it was well-tolerated and highly immunogenic. Preliminary results from this trial are expected in the second half of 2002.

Senior management changes

As a result of the significant increase in activities within the Group, we have expanded and further strengthened our senior management team. Dr Dennis Trent has been appointed Vice President of Viral Research. Previously, he was Director, Virus Research and Principal Scientist at Aventis Pasteur, and spent 20 years at the CDC and the FDA. Dr Michael Darsley has been promoted to Vice President, Bacterial Research. Mike joined Acambis in 1996 after spending seven years with Igen, Inc., a US biotechnology company. Stephen Atkinson, who joined the Group in 1993 from Harvard Medical School, has been promoted to Vice President, Commercial Development.

Dr John Brown
Chief Executive Officer	HolaVax-Typhoid
Process development of our vaccine is being undertaken by Berna Biotech ahead of a trial that we plan to start in the second half of 2002

HolaVax-ETEC
A Phase II protection challenge study of our first ETEC vaccine strain is planned to start around the middle of the year. Having developed the other four vaccine strains required, we plan to carry out Phase I trials of each, with the first starting in mid-2002, before formulating all five strains as a single vaccine

H. pylori
Trials are ongoing of a variety of vaccine candidates. Alternative funding structures are being explored

C. difficile
Our toxoid vaccine will be used to vaccinate plasma donors in the first half of the year, after which hyperimmune globulin will be collected from the plasma donors in preparation for a Phase I trial of our passive vaccine in 2003
15

FINANCIAL OVERVIEW		16
Gordon Cameron, Chief Financial Officer
“ THE SECOND SMALLPOX CONTRACT WILL HAVE A MAJOR
financial impact
ON OUR BUSINESS.”
“We completed the year with cash of £22.2m, higher than the previous year-end’s closing position of £21.1m.”

Introduction
Financially, 2001 was an excellent year for Acambis. We completed the year with cash of £22.2m, higher than last year’s closing position of £21.1m. The award of a second smallpox contract by the CDC in November is worth $428m (c. £300m) in future revenues. This will be largely receivable over 2002 and 2003 and will change the financial future for the company.

During 2002 and beyond, the revenues generated by the smallpox contracts should provide the cashflow to fund the rest of our R&D portfolio. This enables us to hold onto product rights for longer, retaining value for shareholders.

(4d)

We are now moving through the latter stages of reactivating our manufacturing facility in the US. We have begun commissioning the plant, and production activities have already started there. The facility will begin to generate income from 2002, as we start to fulfil process development requests for Baxter’s products and to produce smallpox vaccines for the CDC.

The relationship we continue to develop with Baxter is increasingly important to us. Baxter is our largest single shareholder, currently owning around 13% of the company. During 2002, we expect this will increase to around 17% as Baxter makes the third of four subscriptions. In December, we secured a $40m (c. £28m) financing facility via Baxter for our manufacturing facility.

The financing facility and the smallpox contracts are explained in more detail below.
Main terms of $40m (c. £28m) financing for the manufacturing facility

o $18.6m (c. £12.7m) of cash drawn    down from the facility by the end
   of 2001

o Up to a further $19.2m (c. £13.2m)
   available to be drawn down for
   capital expenditure over 2002
   and 2003

o Repayment obligations:

- None in 2002;
- Interest-only in 2003;
   and
- Capital and interest
   during 2004 to 2006

o Option to repurchase all of the
   facility’s assets from the end of
   2003 and on each anniversary
   thereafter for the outstanding
   capital balance

o No cash covenants required

(4d)
Financing of manufacturing facility	Summary of CDC smallpox contracts

At the start of 2001, we advised shareholders that we were looking to fund the capital expenditure to reactivate our manufacturing facility with either debt or lease financing. The aim of putting this facility in place was in line with our ongoing strategy to retain our cash resources to invest in our R&D pipeline.

In December 2001, following shareholder approval, we secured a five-year lease-financing facility of up to $40m (c. £28m) on competitive terms with Baxter. The facility comprises three main elements:

o $2.3m (c. £1.5m) to lease the land and shell at the plant;

o $10m (c. £6.8m) for the sale-and-leaseback of the original equipment in the facility; and

o up to $25m (c. £17m) for capital expenditure to reactivate the facility.

The sale-and-leaseback element allowed us to leverage the original assets at the facility, which we acquired as part of the Acambis Inc. acquisition in 1999. At the time of completing the financing in December 2001, these assets were capitalised at just $0.1m (c. £0.1m) on our Balance Sheet. This sale-and-leaseback element generated $10m (c. £6.8m) in net cash proceeds to invest in future R&D expenditure.

On completion of this transaction in December, we drew down the first tranche of funds from the facility of $18.6m (c. £12.7m). This represented $8.6m (c. £6.0m) in respect of capital expenditure that we had already incurred throughout 2001, plus the $10m (c. £6.8m) sale-and-leaseback proceeds. We have the ability to draw down the remainder of the facility during 2002 and 2003.

Smallpox contracts

By the end of 2002, we aim to deliver 209 million doses of smallpox vaccine to the CDC: 54 million doses under our first, cost-plus contract (“Contract 1”); and 155 million doses under our second, fixed-price contract (“Contract 2”).

Contract 1

The first contract was awarded in September 2000. The contract had a headline value estimated at $343m (c. £240m) receivable over 20 years. It required us to develop a new smallpox vaccine, to produce a 40 million-dose stockpile of the vaccine, and to maintain the stockpile for 20 years.

In October 2001, the CDC increased the number of doses required to 54 million doses and accelerated the delivery from 2004 to the end of 2002. We have already started clinical trials for this product, and will continue these through 2003.

We are currently reimbursed for all of our costs on an ‘as incurred’ basis plus a profit margin.

Contract 2

In October 2001, the CDC asked for bids for a second contract to produce additional smallpox vaccine by the end of 2002. In November 2001, we announced that we had been awarded a fixed-price $428m (c. £300m) contract to produce 155 million doses of smallpox vaccine, over and above the 54 million doses Acambis was already scheduled to deliver under Contract 1. This will be produced using the vero-cell technology developed by Baxter. Baxter is acting as our main sub-contractor under this contract.

We will be conducting parallel clinical trials of this vaccine alongside the vaccine being produced under Contract 1, through 2003.

The $428m (c. £300m) contract is divided into two principal components:

o funding to take the vaccine through clinical trials to FDA licensure. This funding will be received over 2002 and 2003; and

o manufacture of the vaccine. This will be receivable on delivery of the vaccine, scheduled before the
end of 2002.		Contract 1	Contract 2

	Vaccine:	ACAM1000	ACAM2000
	Awarded:	Sept 2000	Nov 2001
	Value:	Original estimate $343m (c.£240m) over 20 years	$428m (c.£300m), majority receivable in 2002 and 2003

	Payment terms:	R&D: cost plus margin Stockpile: fixed price	Fixed price

	Doses:	54 million (originally 40 million)	155 million

17

FINANCIAL OVERVIEW		18

(5a)
(5d)
The financial results for the year ended 5c 31 December 2001 are presented below. The comparative figures for 2000 include a loss of £0.7m for the three-month period up to 31 March 2000, relating to the Mimetrix business that was sold in the first half of 2000.

Information regarding the results for the year ended 31 December 2000 compared to the previous year, and the Group’s liquidity and capital resources can be found on pages 45 and 46.

Trading Results	Turnover

Turnover for the period was £8.9m (2000 – £6.3m) and comprised R&D funding, primarily from ongoing contracts with the CDC and Aventis Pasteur. The increase over 2000 reflects a full year of revenue receivable under the first CDC smallpox contract in 2001, compared to around three months being receivable in 2000. This increase was partially offset by lower revenue receivable under the contracts with Aventis Pasteur, who ceased funding of the ChimeriVax-JE programme following the successful completion of a Phase I trial at the end of 2000.

The Group has followed the guidance in the US accounting standard Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (“SAB 101”), for new revenue streams for 2001 onwards. Consequently, no turnover has been recorded for 2001 in relation to the $428m smallpox contract; the vast majority of the turnover from this contract is expected to arise in 2002 and 2003. Turnover in 2002 is expected to be substantially higher than 2001 as a result of the revenues receivable under both of the CDC contracts.	The increase in turnover in 2001 was primarily as a result of a full year of revenue receivable under the first CDC smallpox contract compared to around three months being receivable in 2000.

(5c)
Expenditure on R&D increased to £17.7m (2000 – £12.7m). There was an increase in the number of product programmes, each of which has continued to advance towards the next stage of development and/or clinical trials. In particular, the smallpox programme has consumed considerable R&D resources to progress it rapidly towards clinical trials, all of which was fully funded by the CDC. A large portion of the additional operating costs of the manufacturing facility has also been recorded under R&D, although once production is underway these will move to cost of goods sold. Our share of the expenditure on the H. pylori joint venture with Aventis Pasteur was lower this year at £0.4m (2000 – £2.1m). Expenditure on the project was largely restricted to continuing a number of small clinical trials, with reduced internal research resources being required from each party.

Administrative costs increased to £3.5m for the year (2000 – £2.9m), primarily as a result of expansion of the Company’s activities, in particular the reactivation of the manufacturing facility. Administrative costs include £1.2m (2000 – £1.2m) of amortisation of the goodwill which arose as a result of the acquisition of Acambis Inc. in 1999. Interest receivable decreased marginally to £0.9m in the year (2000 – £1.0m), primarily as a result of lower rates of interest available in the period. Interest payable of £0.2m (2000 – £0.2m), relating entirely to the Arilvax® overdraft facility, remained constant.

During the year, an exchange loss of £0.1m (2000 – £0.3m) arose as a result of the revaluation of the amount outstanding under the US dollar-denominated Arilvax® facility.

Exceptional items

In accordance with FRS11, Impairment of Fixed Assets and Goodwill, during the year the Group recorded an exceptional loss of £0.4m (2000 – £0.7m) relating to the impairment write-down of the investment held in Medivir AB, which the Group acquired on the sale of the Mimetrix business in 2000. At 31 December 2001, the book value of the investment was £0.4m (2000 – £0.8m).

Taxation

During the year, we elected to claim a tax credit for qualifying R&D expenditure incurred during 2000 in the UK. Consequently, the financial statements for 2001 reflect a tax credit of £0.1m (2000 – £nil). Profitability is anticipated in 2002, which is likely to result in a taxation liability for that year.

Net loss

The net loss for the year increased to £12.4m (2000 – £11.1m), primarily as a result of increased R&D and operating costs at the new Massachusetts manufacturing facility, both of which were largely offset by increased turnover.

Capital expenditure

Capital expenditure for the year increased significantly to £8.4m (2000 – £0.4m). £7.4m of this was attributable to the investment being made to reactivate our manufacturing facility. In December 2001, we secured a financing facility to fund all of this expenditure. In relation to other ongoing capital expenditure, the increase in the year of £0.6m was attributable to the new investment necessary to meet the requirements of the two smallpox contracts with the CDC. During 2002, we anticipate capital expenditure will be marginally higher than the level seen in 2001 as a result of the continuing investment in the manufacturing facility.

Cash

Cash at bank and in hand, including liquid resources, at 31 December 2001 amounted to £22.2m (2000 – £21.1m), an increase of £1.1m during the year. The Group received £3.5m from Baxter in June 2001 in respect of the second instalment of its equity subscription, increasing Baxter’s shareholding in Acambis to 12.6%. In December 2001, the Group made the first draw-down from the Canton financing facility of £12.7m. Excluding this and the Baxter subscription, the net cash outflow before capital expenditure for 2001 reduced to £7.5m (2000 – £10.9m). The substantial increase in capital expenditure related to the Canton manufacturing facility resulted in net cash outflow after capital expenditure rising to £15.9m (2000 – £7.9m).

The balance on the Arilvax® overdraft facility at 31 December 2001 was £4.8m (2000 – £4.7m), the marginal increase being as a direct result of the sterling translation of this US dollar- denominated facility. During December, we secured a long-term lease-financing facility, arranged through Baxter, for our manufacturing facility. At 31 December 2001, the balance on this US dollar-denominated facility was £14.3m (2000 – £nil). Net funds of the Group at 31 December 2001 decreased to £3.1m (2000 – £16.4m)

Manufacturing lease financing

The reactivation of our manufacturing facility continues to remain on schedule. The total costs to reactivate the facility are estimated to be in the region of $25m (c. £17m). As referred to above, in December 2001 we secured a lease-financing arrangement via Baxter for up to $40m (c. £28m) in relation to our manufacturing facility. By securing this financing, we are able to retain our cash reserves to invest in our R&D pipeline.

The $40m (c. £28m) financing comprised two elements. Firstly, it is anticipated that up to $25m (c. £17m) will be used to lease finance the capital expenditure to reactivate the facility. Secondly, the transaction enabled us to carry out a sale-and-leaseback of the building and those contents owned prior to the reactivation programme for $12.3m (c. £8.3m). To facilitate this transaction, the land and building were purchased for $2.3m (c. £1.5m), resulting in Acambis receiving net cash proceeds of $10m (c. £6.8m). In December 2001, these funds were received and we made the first draw-down for capital expenditure from this facility of $8.6m (c. £6.0m), which represented the total capital expenditure incurred since the reactivation commenced at the end of 2000. The lease agreement with Baxter is for a five-year period. It includes a flexible repayment schedule and an option for Acambis to repurchase the plant and all of its assets after two years and on each anniversary thereafter.

Employees

During 2001, we have carried out intensive recruitment at our US operations, as a result of the decision to reactivate the manufacturing facility and the impact of the first US CDC smallpox contract. At 28 March 2002, the Group headcount had risen to 207. The award of the second CDC contract will result in a further increase in headcount over the course of 2002. We estimate that, by the end of 2002, the Group headcount will increase to up to 240.

Outlook for 2002

Turnover in 2002 is expected to be substantially higher than 2001 as a result of the revenues receivable under both of the CDC contracts. It is anticipated that the impact of these smallpox contracts will result in profitability for the Group in 2002, with the level of profits being dependent on the costs incurred under the fixed-price contract and the efficiency of our manufacturing process.

Following the guidance in SAB 101, and consistent with our existing revenue accounting policy, recorded revenues under the second smallpox contract will be aligned with the related costs. We currently anticipate that between 75% and 80% of revenues from this $428m (c. £300m) contract will be recorded in 2002, with the majority of the balance being recorded in 2003.

Gordon Cameron
Chief Financial Officer

Research and development costs

The increase in R&D costs in 2001 over 2000 was principally as a result of two components: firstly considerable resources were required to progress the smallpox programme towards clinical trials; and secondly a large proportion of the operating costs of the manufacturing facility were recorded in R&D costs.
Key financial indicators

Turnover R&D costs Operating loss Operating cash outflow Cash at end of period	2001 £m 8.9 17.7 12.2 8.0 22.2

19

(17a)
Directors’ responsibilities		20

Financial statements, including adoption of going concern basis
Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

In preparing the financial statements, the Directors are required to:
• select suitable accounting policies and then apply them consistently;
• make judgements and estimates that are reasonable and prudent; and
• state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters
The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.	In this section of the report, this margin is being used to highlight key information or to explain aspects of the financial data.

Form 20-F

(1a)
For those US shareholders who are used to reading a Form 20-F, we have incorporated a fold-out flap inside the back cover of the document that provides a cross-reference of Form 20-F items to the information in the Report. We have denoted the Form 20-F information by using the symbol as shown above where the number denotes the specific item on the cross-reference.

Commentary
(A)
The item that is referred to is
indicated with the symbol shown above. Please note that the information contained in this column has not been audited, but is consistent with other information in the document that has been audited.

(17b)
Independent auditors’ report

Independent auditors’ report to the shareholders of Acambis plc
We have audited the financial statements of Acambis plc for the year ended 31 December 2001 which comprise the Group profit and loss account, balance sheets, Group cash flow statement, Group statement of total recognised gains and losses and the related notes numbered 1 to 29. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the statement of Directors’ responsibilities. Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements, United Kingdom and United States Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors’ remuneration and transactions with the Company and the Group is not disclosed.

We review whether the Corporate Governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Introduction, Highlights, Chairman’s statement, The worldwide vaccines market, The product pipeline, An integrated business, Strategy, Operating overview, Financial overview, Further information required by Form 20-F, Summarised Group statements, Board of Directors, Directors’ report, Corporate Governance statement, Remuneration report, Shareholder information, Company information and advisors, Index and Cross-reference to Form 20-F. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board, and with generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the Group’s loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985, and present fairly in all material respects the consolidated financial position of the Group at 31 December 2001 and 2000 and the consolidated results of its operations and cashflows for each of the three years in the period ended 31 December 2001 in conformity with generally accepted accounting principles in the United Kingdom.

Reconciliation to US GAAP
Accounting practices used by the Group in preparing the accompanying financial statements conform to generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of Group net loss and shareholders’ equity to United States generally accepted accounting principles is set forth in note 29.

Arthur Andersen, Chartered Accountants and Registered Auditors Betjeman House 104 Hills Road Cambridge CB2 1LH 15 April 2002	The information contained in this column has not been audited.	21

(17c)
Group profit and loss account									22
For the year ended 31 December 2001

								(A)
								Turnover
		2001		2000		1999		The increase in turnover in 2001
	Notes	£'000		£'000		£'000		reflects a full year of revenue
								contract, compared to around three
(A)								months being receivable in 2000.
Turnover	2	8,914		6,264		5,584
(B)
Research and development costs		(17,657)		(12,712)		(14,124)
Administrative costs (including amortisation of goodwill)	3	(3,499)		(2,949)		(2,757)

Operating expenses		(21,156)		(15,661)		(16,881)		(B)
								Research and development costs
Operating loss	4	(12,242)		(9,397)		(11,297)
Share of loss of joint venture	15(d)	(410)		(2,138)		(2,292)		(5c)
								The increase in R&D costs reflects
Total operating loss before exceptional items								the expansion and progression of
(Group and joint venture)		(12,652)		(11,535)		(13,589)		the product pipeline, the considerable
Exceptional items:								resources required to progress
Profit on disposal of fixed asset investment		–		221		–		the smallpox programme rapidly
Profit on sale of dis continued operations		–		414		–		towards clinical trials and the
Amounts written off fixed asset investment	5	(423)		(670)		–		additional operating costs of the
								manufacturing facility.
Loss on ordinary activities before finance charges		(13,075)		(11,570)		(13,589)

Bank interest receivable		857		983		1,123		From 2002, these operating costs will
Preference dividend receivable	6	–		–		(22)		become production costs and will form
Interest payable and similar charges	7	(214)		(216)		(27)		part of 'Cost of Sales', as a separate
Exchange loss on foreign currency borrowings	18	(126)		(271)		–		line disclosure on the face of the
								Group profit and loss account.
Loss on ordinary activities before taxation	8	(12,558)		(11,074)		(12,515)

Tax on loss on ordinary activities	11	131		–		–

Loss on ordinary activities after taxation (being retained loss for the financial year)	12	(12,427)		(11,074)		(12,515)

Loss per ordinary share (basic and fully diluted)	12	(13.7)	p	(13.9)	p	(19.0)	p

A statement of movements in reserves is given in note 22.

The accompanying notes are an integral part of this Group profit and loss account. All amounts in 2001 arise from continuing operations (see note 4).

(17d)
Group statement of total recognised gains and losses
For the year ended 31 December 2001

		2001		2000		1999
		£'000		£'000		£'000

Loss for the year		(12,427)		(11,074)		(12,515)
Loss on foreign currency translation		(314)		(817)		(18)

Total recognised gains and losses for the year		(12,741)		(11,891)		(12,533)

The accompanying notes are an integral part of this Group statement of total recognised gains and losses.

(17e)
Group balance sheet
At 31 December 2001				(C)
				Tangible assets: net book value

		2001	2000

				Tangible assets increased significantly in 2001, primarily as a result of the reactivation of our manufacturing facility. The capital expenditure on the reactivation programme is covered by our lease financing arrangement with Baxter.
	Notes	£'000	£'000

Fixed assets
Goodwill	13	14,845	16,049
(C)
Tangible assets	14	12,255	3,185
Investment in joint ventures:	15
- share of assets		915	–
- share of liabilities		(848)	–

		67	–
Other investments	15	1,640	2,256

		28,807	21,490

Current assets
Debtors: amounts receivable within one year	16	7,542	3,628
Debtors: amounts receivable after one year	17	6,235	6,546
(D)
Cash at bank and in hand		22,213	21,117

		35,990	31,291
Creditors: amounts falling due within one year	18	(16,603)	(10,054)

Net current assets		19,387	21,237

Total assets less current liabilities		48,194	42,727
(E)
Creditors: amounts falling due after one year	19	(20,534)	(6,546)
Provisions for liabilities and charges				(D)
Investment in joint ventures:	15			Cash at bank and in hand
- share of assets		–	768	This increased by £1.1m to £22.2m
- share of liabilities		–	(810)	during the year. Increased
				expenditure on R&D was offset
		–	(42)	by cash received from Baxter's
				second instalment of its equity
Net assets		27,660	36,139	subscription and the sale-and-
				leaseback of assets within our
				manufacturing facility.
Capital and reserves
Called-up share capital	21	9,308	8,868
Share premium account	22	80,598	76,776
Profit and loss account	22	(62,246)	(49,505)

Shareholders’ funds – all equity	23	27,660	36,139

The accompanying notes are an integral part of this Group balance sheet.				(E)
				Creditors: amounts falling
				due after one year
				The increase here reflects the lease
				financing arranged during 2001 in
				relation to reactivation of the
				to reactivation of the
				manufacturing facility.

				The information contained in this
				column has not been audited.	23

(17f)
Company balance sheet				24
(A)
At 31 December 2001

(A)
Company balance sheet
The Company information relates to Acambis plc, the holding company that owns the Group's subsidiaries, the principal ones of which are Acambis Research Limited in the UK and Acambis Inc. in the US. The Company's accounts are consolidated with those of the subsidiaries to produce the Group's accounts.

The structure of the principal trading subsidiaries of the Group is as follows:

		2001	2000
	Notes	£'000	£'000

Fixed assets

Investments	15	15,586	15,779

Current assets
Debtors: amounts receivable within one year	16	70	423
Debtors: amounts receivable after one year	17	60,170	50,149
Cash at bank and in hand		18,884	20,233

		79,124	70,805
Creditors: amounts falling due within one year	18	(219)	(975)

Net current assets		78,905	69,830

Total assets less current liabilities		94,491	85,609

Net assets		94,491	85,609

Capital and reserves
Called-up share capital	21	9,308	8,868
Share premium account	22	80,464	76,642
Profit and loss account	22	4,719	99

Shareholders’ funds — all equity		94,491	85,609

Signed on behalf of the Board

Dr John Brown, Chief Executive Officer Gordon Cameron, Chief Financial Officer 15 April 2002

The accompanying notes are an integral part of this Company balance sheet.

(17g)
Group cash flow statement
For the year ended 31 December 2001

					(B)
					Baxter subscription
					Baxter's £28m subscription in new
		2001	2000	1999	Acambis shares is scheduled as
	Notes	£'000	£'000	£'000	follows:

Net cash outflow from operating activities	24	(7,959)	(9,207)	(10,330)

Returns on investments and servicing of finance					Approximate
Interest received		1,219	852	1,169	cumulative
Interest paid		(224)	(207)	(15)	Date	Amount	shareholding
Interest element of finance lease rentals		–	(5)	(12)
					Dec 2000	£10.4m	10%
		995	640	1,142	Jun 2001	£3.5m	13%
					Jun 2002	£7.0m	17%
Capital expenditure and financial investment					Jun 2003	£7.0m	20%
Purchase of tangible fixed assets		(8,427)	(363)	(1,917)
Sale of tangible fixed assets		–	7	474
Funds advanced to joint venture		(520)	(2,332)	(1,988)
Proceeds from sale of trade investments		–	221	139	(C)
					Increase in cash for the year
		(8,947)	(2,467)	(3,292)	Under UK GAAP, cash is defined
					as funds that can be accessed
Acquisitions and disposals					within 24 hours. Funds which
Purchase of subsidiary undertaking		–	–	(1,457)	cannot be converted to cash within
Cash acquired with subsidiary undertaking		–	–	232	24 hours are classed as liquid
Disposal costs on sale of business		–	(243)	–	resources. As a result of balancing
					return on investment with liquidity,
					during 2001 we have transferred
					our portfolio into money market
		–	(243)	(1,225)	funds. Funds that were previously
					classified as liquid resources are
Cash outflow before management of liquid					now described as cash, which has
resources and financing		(15,911)	(11,277)	(13,705)	resulted in a large increase in
					cash during 2001. This increase
Management of liquid resources	25	19,834	(1,894)	(8,097)	is in the most part offset by the
					reduction in liquid resources held
Financing					by the Group.
Net proceeds from issue of new shares:
- Rights issue		–	–	21,653
(B)
- Baxter subscription		3,477	9,458	–
- Other		785	890	5
Overdraft facility		–	2,502	1,977
Exercise of options over issued shares held by ESOP		–	43	–
Capital element of finance lease payments		(13)	(73)	(493)
Proceeds from new finance lease commitment		12,738	–	–
					The graph below summarises the
		16,987	12,820	23,142	total cash at bank and in hand
					(comprising cash and liquid
(C)					resources).
Increase/(decrease) in cash for the year	25	20,910	(351)	1,340

The accompanying notes are an integral part of this Group cash flow statement.

					The information contained in this
					column has not been audited.			25

(17h)
Notes to Group financial statements	26
(A)
31 December 2001

1	Accounting policies
A summary of the principal Group accounting policies, all of which have been applied consistently throughout the three years ended 31 December 2001, is set out below:

Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and United Kingdom generally accepted accounting principles (“UK GAAP”). Where there are significant differences to United States generally accepted accounting principles (“US GAAP”) these have been discussed in note 29.

(A) Notes to Group financial statements The notes to Group financial statements are intended to provide additional analysis and detail required to meet statutory obligations.
(B)
Basis of consolidation
The Group financial statements consolidate the financial statements of Acambis plc and each of its subsidiary undertakings. Acquisitions made by the Group are accounted for under the acquisition method of accounting and the Group financial statements include the results of such subsidiaries from the relevant date of acquisition. The profit for the financial year, dealt with in the financial statements of the Company, was £4.6m (2000 — loss of £0.03m). Under the provisions of Section 230 of the Companies Act 1985, no profit and loss account is presented for the Company.

Turnover
Group turnover comprises the value of sales (excluding VAT and similar taxes, trade discounts and intra-group transactions) and income derived from licence fees, contract research fees, development milestone payments and royalties receivable from third parties in the normal course of business. Non-refundable licence fees are recognised over the term of the licence. Where the Group is required to undertake research and development activities, and the fee is creditable against services provided by the Group, that licence fee is deferred and recognised over the period over which the services are performed. Contract research fees are recognised in the accounting period in which the related work is carried out. Access fees and milestone payments are recognised when they fall contractually due. Profit is recognised on long-term contracts if the final outcome can be assessed with reasonable certainty by including in the profit and loss account turnover and related costs as contract activity progresses. Turnover is calculated as that proportion of the total contract value which costs incurred to date bear to the total expected costs for that contract

Research and development
Research and development costs are written off in the period in which they are incurred.

Government grants
Grants intended to contribute towards specific costs are recognised in line with the proportion of those costs incurred and are netted off against research and development costs.

Pension costs
All schemes are defined contribution schemes and pension contributions are charged to the profit and loss account in the year to which they relate. Any difference between amounts charged to the profit and loss account and contributions paid are shown in the balance sheet under prepayments or creditors falling due within one year.

Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax arises from differences in the timing of the recognition of items, principally depreciation, in the financial statements and by tax legislation, and has been calculated on the liability method. Deferred tax is provided on timing differences that will probably reverse at the rates of tax likely to be in force at the time of the reversal. Deferred tax is not provided on timing differences that, in the opinion of the Directors, will probably not reverse.

Intangible assets — goodwill
Goodwill arising on the acquisition of subsidiary undertakings, representing the excess of fair value of the consideration given over the fair value of the identified assets and liabilities acquired, is capitalised and written off on a straight-line basis over its useful economic life. The Directors are of the opinion that the useful economic life of goodwill will not exceed 15 years. The carrying values of goodwill and intangible assets are subject to review and any impairment, calculated on cashflows that have not been discounted, is charged to the profit and loss account.	(B)
Turnover
As we are not yet selling any products,
our turnover represents revenue from
external sources relating to our R&D
work. Our turnover of £8.9m in 2001
was receivable from the following
sources:

Tangible fixed assets
Fixed assets are stated at original historical cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset on a straight-line basis over its expected useful life, or the period of the lease if shorter, to its residual value based on prices prevailing at the date of acquisition, as follows:
Leasehold land and buildings	— 15 years or term of lease if shorter
Laboratory and manufacturing equipment	— 4 to 7 years
Office equipment	— 3 to 5 years

The carrying values of tangible fixed assets are subject to review and any impairment is charged to the profit and loss account.

Investments
Shares in the Company purchased for employee share options are held under trust and are included as a fixed asset investment until the interest in the shares is unconditionally transferred to the employees. Provision is made for any permanent impairment in the value of the shares held by the trust. The Group’s other fixed asset investments are shown at cost less any provision for impairment.

Joint venture undertakings
Joint ventures are dealt with under the gross equity method. The Group’s share of revenues and operating losses for the joint venture is included in the Group profit and loss account and the Group’s share of gross assets and liabilities is included in the Group balance sheet.

Leases
Assets acquired under finance leases are included in the balance sheet as tangible fixed assets and are depreciated over the shorter of the lease period or their useful lives. The capital elements of future lease payments are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to give a constant charge on the balance of the capital repayments outstanding. The cost of operating leases is charged to the profit and loss account on a straight-line basis over the lease term, even if rental payments are not made on such a basis.

Foreign currencies
Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Assets and liabilities of overseas subsidiary and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the losses for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling, are taken directly to reserves and reported in the statement of total recognised gains and losses.

Financial instruments
The Group attempts to reduce its foreign currency exposure using forward planning of currency requirements for US dollars and UK sterling, and entering into spot rate currency contracts as appropriate. The Group does not enter into derivative transactions.

Employee share option schemes
In accordance with Urgent Issues Task Force (“UITF”) Abstract 17, Employee Share Schemes (“UITF 17”), the cost of awards to employees of share options is charged to the profit and loss account on a straight line basis over the period to which the performance relates, based on an assessment of the probability of the performance criteria being met. Any liability relating to National Insurance payments due on exercise of options that has not been transferred to the employees is also accrued over the performance period of the options as described above.		The information contained in this column has not been audited.	27

	Notes to Group financial statements								28
	31 December 2001

2	Segmental information
	(4b)
	Turnover							(A)
	The Group’s turnover comprises licence fees, contract research fees, royalties and milestone payments.							Amortisation of goodwill
								This goodwill arose when Acambis
								Inc. was acquired in 1999. It
								is being written off over 15 years
					2001	2000	1999	resulting in an annual charge to
					£'000	£'000	£'000	the profit and loss account
								£1.2m (see note 13).
	Total turnover				8,914	6,264	5,607
	Less: intra-group eliminations				–	–	(23)

	Turnover as per the profit and loss account				8,914	6,264	5,584

	The geographical analysis of the Group’s turnover (excluding intra-group turnover) by origin and destination, operating loss, net assets and share of loss of the joint venture is as follows:

				Europe			North America

		2001	2000	1999	2001	2000	1999
		£'000	£'000	£'000	£'000	£'000	£'000

	Turnover by customer location	73	265	417	8,841	5,999	5,167
	Turnover by origin	73	265	734	8,841	5,999	4,850
	Operating loss	(3,677)	(6,066)	(9,198)	(8,565)	(3,331)	(2,099)
	Net assets/(liabilities)	55,805	35,377	38,126	(28,145)	762	(444)
	Share of loss of joint venture	–	–	–	(410)	(2,138)	(2,292)

	In 2001, sales to Europe represented 1% and sales to North America represented 99% of total sales The figures shown on the face of the Group profit and loss account on page 22 analyse the operating loss before interest and taxation. The net assets of the joint venture with Aventis Pasteur of £0.1m (see note 15(d)) are included within North America.

	During 2001, the Group primarily operated in the area of R&D, but commenced activities in the area of manufacturing. The manufacturing activity of the business was not material to the Group during 2001 and therefore segmental analysis by this class of business has not been shown.

3	Administrative costs				2001	2000	1999
					£'000	£'000	£'000

	Administrative costs				2,295	1,745	1,955
	(A)
	Amortisation of goodwill				1,204	1,204	802

					3,499	2,949	2,757

4	Discontinued operations
	During 2000, the Group completed the disposal of its interest in its drug discovery business, Mimetrix, to Medivir AB, a Swedish biotechnology company listed on the Stockholm Stock Exchange. The results of Mimetrix up to 31 March 2000 (the date from which Medivir AB assumed the obligations of Mimetrix’s operating activities) and the comparatives for the year ended 31 December 1999 are as follows:

			2000	1999
			£'000	£'000

	Turnover		–	334
	Research and development costs		(643)	(2,806)
	Administrative costs		(81)	(457)

	Operating loss		(724)	(2,929)
	Segment net assets at 31 December		–	763

	The Mimetrix activities were all UK-based.

5	Exceptional items Items classed as exceptional are items that are within our normal activities but which are material to the Group by virtue of their size or incidence.

	During the year, the investment of shares held in Medivir AB, which were acquired in 2000 in exchange for the assets of Mimetrix Limited, were written down to reflect the fall in market value during the year. This resulted in an exceptional loss of £0.4m (2000 - £0.7m). This adjustment was in accordance with FRS 11, Impairment of Fixed Assets and Goodwill.

6	Preference dividend receivable
	In 1998, the Group purchased convertible preferred stock in Acambis Inc. and then subsequently acquired all of the share capital of the company in 1999. Following that acquisition, the preference dividend that had been due in 1998 was waived and so was reversed out in 1999. No other preference dividends have been due to the Group.

		2001	2000	1999
		£'000	£'000	£'000

	Dividend receivable in respect of convertible preferred stock	–	–	(22)

7	Interest payable and similar charges
	This note details the interest payable on the Arilvax® overdraft facility (see note 18 for more information), as well as interest from assets held under finance leases.

		2001	2000	1999
		£'000	£'000	£'000

	On bank overdrafts	214	211	15
	Interest element of finance leases	–	5	12

		214	216	27

					The information contained in this
					column has not been audited.	29

	Notes to Group financial statements							30
	31 December 2001

8	Loss on ordinary activities before taxation
	Loss on ordinary activities before taxation is stated:

							(A)
							Grant income
				2001	2000	1999	We receive grants from the US
			Note	£'000	£'000	£'000	National Institutes of Health (ChimeriVax-
							Dengue, ChimeriVax-West Nile)
	After crediting:						and the US Department of Defense
	(A)						(HolaVax-ETEC, Campylobacter). In
	Grant income			1,142	165	98	2001, the proportions of income
							from these grants was as follows:
	And after charging:
	Amortisation of goodwill		13	1,204	1,204	802
	Depreciation of tangible fixed assets		14
	- owned			851	855	946
	- held under finance leases			–	73	312
	Hire of equipment		27(a)	5	77	39
	Other operating lease rentals		27(a)	1,582	1,630	1,362
	Auditors’ remuneration – audit services			58	60	33

	Amounts payable to Arthur Andersen by the Company and its UK subsidiary in respect of non-audit services during the year were £0.05m (2000 - £0.1m, 1999 - £0.1m).

9	Staff costs
	(6d)
	The average monthly number of employees during the year (including Executive Directors) was:

	(B)
							(B)
							Staff costs
		UK	US	2001	2000	1999	As shown in the graph below, our
		Number	Number	Number	Number	Number	average number of employees rose in
							2001, principally as a result of
	Research and development	25	75	100	71	97	reactivating the manufacturing
	Administration	24	26	50	35	28	facility and the work on the CDC
							smallpox contracts.
		49	101	150	106	125

	The Group had 178 employees at 31 December 2001 (2000 - 96). The Company had three employees at 31 December 2001 (2000 - four, 1999 - four).
	The cost to the Group of paying its staff was:

				2001	2000	1999
				£'000	£'000	£'000

	Wages and salaries			7,505	4,862	4,751
	Social security costs			1,008	433	413
	Other pension and 401K costs (see note 27(c))			226	235	252

				8,739	5,530	5,416

	During 2001, a third-party company paid a share of the Group’s administrative costs, including £0.3m (2000 - £0.2m) for staff costs. These costs are included in the figures shown above.

							During 2001 the Group commenced
10	Directors’ remuneration, interests and transactions						manufacturing activities, although
	Full disclosure of Directors’ remuneration, interests and transactions is given in the						production at the facility did not
	Remuneration report on pages 56 to 59.						start until 2002. A separate category
							of staff for manufacturing will
							start until 2002.

							We estimate that the headcount will
							increase in 2002 to up to around 240.

11	Taxation
	(C)
Tax is charged annually, on profits made, in the country where each company is based. At the time of signing the financial statements for 2001 it is not likely that there will be tax charges in 2001 due to the losses sustained in the UK and US. The Group claimed a tax credit relating to UK R&D costs for the year ended 31 December 2000, which has been recognised in this year’s financial statements.	(C)
Taxation
					The tax charges in future periods may be affected by the level of income in the US following the award of the second smallpox contract in November 2001. Any profits in the US are currently expected to be taxed at approximately 40% of annual US taxable profits, after deducting any brought-forward taxable losses.

		2001	2000	1999
		£'000	£'000	£'000

	R&D tax credit	131	–	–

12	Loss per ordinary share
	Basic and diluted loss per ordinary share is based on the Group loss for the year divided by the number of
	ordinary shares issued and ranking for dividend during the year as follows:

		2001	2000	1999

	Loss for the year (£’000)	(12,427)	(11,074)	(12,515)
	Number of shares – weighted average	91,027,463	79,638,484	65,979,689
	Loss per share, basic and diluted (pence)	(13.7)	(13.9)	(19.0)

	The impact of shares held by Acambis Employees’ Trustees Limited (see note 15) is anti-dilutive and has therefore been excluded from the calculation.

13	Goodwill
	This goodwill arose when Acambis Inc. was acquired in 1999. It is being written off over 15 years, resulting in an annual charge to the profit and loss account.

			2001	2000
			£'000	£'000

	Cost at 1 January and 31 December		18,055	18,055

	Amortisation
	At 1 January		2,006	802
	Charge for the year		1,204	1,204

	At 31 December		3,210	2,006

	Net book value
	At 31 December		14,845	16,049

					The information contained in
					this column has not been audited.	31

	Notes to Group financial statements					32
	31 December 2001

14	Tangible fixed assets (A) Physical assets held for continuing use in the business.					(A)
						Tangible fixed assets
		Short leasehold land and buildings	Laboratory and manufacturing equipment	Office equipment	Total	This graph shows how additions of £10m in 2001 were financed using either cash or lease financing.
		£'000	£'000	£'000	£'000

	Cost
	At 1 January 2001	3,230	1,155	502	4,887
	Additions	6,903	2,742	363	10,008
	Disposals	—	(70)	—	(70)
	Exchange movement	(22)	32	4	14

	At 31 December 2001	10,111	3,859	869	14,839

	Depreciation
	At 1 January 2001	856	530	316	1,702
	Charge for the year	381	310	160	851
	Disposals	—	(69)	—	(69)
	Exchange movement	37	58	5	100

	At 31 December 2001	1,274	829	481	2,584

	Net book value
	At 1 January 2001	2,374	625	186	3,185

	At 31 December 2001	8,837	3,030	388	12,255

	Net book value of assets held under finance leases included above:

	At 1 January 2001	—	13	—	13

	At 31 December 2001	5,220	2,208	—	7,428

15	Fixed asset investments These are assets including shares that are held as an ongoing investment.					(B)
						Subsidiary undertakings
			Group		Company	The principal trading subsidiaries of the Group are Acambis Research Limited and Acambis Inc. The structure of the Group is as follows:

		2001	2000	2001	2000
		£'000	£'000	£'000	£'000

	(a) Subsidiary undertakings	—	—	14,988	14,988
	(b) Trade investments	388	811	—	—
	(c) Investment in own shares	1,252	1,445	598	791

		1,640	2,256	15,586	15,779

	(d) Joint venture	67	(42)	—	—

	(4c)
	(a) Subsidiary undertakings
	(B)
The Company, Acambis plc, owns 100% of the ordinary share capital of Acambis Research Limited and Acambis Inc., incorporated in England and Wales and the USA respectively. The main activity of Acambis Research Limited is R&D. The main activities of Acambis Inc. are R&D and manufacturing. Other companies held are not significant to the Group. All subsidiary undertakings have been consolidated.

	The cost of the investments in the subsidiary undertakings in the books of the Company is as follows:

					£'000

	Cost and net book value at 1 January and 31 December 2001				14,988

(b) Trade investments
The investments held during 2001 are shares the Group holds in a non-related overseas listed company, Medivir AB, which have been written down to reflect the impairment in the value of the shares (see note 5).					Joint Ventures
					The structure of the H. pylori joint venture is shown in the following diagram:

			2001	2000
			£'000	£'000

Cost
At 1 January			1,481	26
Additions			—	1,481
Disposals			—	(26)

At 31 December			1,481	1,481

Amounts provided			670	—
At 1 January			670	—
Provided in the year			423	670

At 31 December			1,093	670

Net book value
At 1 January			811	26
					* Through the joint venture,
At 31 December			388	811	Pasteur Mérieux-OraVax,
					Acambis owns 50.1% of
					Mérieux-OraVax SNC,
The market value of the investment in Medivir AB at 31 December 2001 was £0.4m (2000 - £0.8m)					a French partnership, and 49.9% of OraVax-Mérieux Co., a Massachusetts General partnership. Aventis Pasteur owns the remaining balances of the two partnerships.
(c) Investment in own shares
These are shares in Acambis plc that have been bought by an employee trust. The shares may be issued to certain employees and Directors as share options are exercised. Provision has been made for those shares that are likely to be issued.
		Group		Company	Whilst Acambis' and Aventis Pasteur's interests in each of the partnerships are very slightly different, the collaboration is structured such that all costs, capital contributions, profits and losses are shared equally by the parties.

	2001	2000	2001	2000
	£'000	£'000	£'000	£'000

Cost
At 1 January	1,606	1,659	952	1,005
Disposals	—	(53)	—	(53)

At 31 December	1,606	1,606	952	952

Amounts provided
At 1 January	161	—	161	—
Provided in the year	193	161	193	161

At 31 December	354	161	354	161

Net book value
At 1 January	1,445	1,659	791	1,005

At 31 December	1,252	1,445	598	791

At 31 December 2001, Acambis Employees’ Trustees Limited held 723,396 (2000 - 723,396) ordinary shares in the Company with a total market value of £2.5m (2000 - £0.7m) on behalf of the Acambis Employees’ Trust.

During the year, a provision of £0.2m (2000 - £0.2m) was made in relation to share options that have been granted in accordance with the rules of the Acambis Share Incentive Plan, as a result of the performance criteria having been met at 31 December 2001 (see Remuneration report on pages 56 to 59).

(c) (d) Joint ventures
The Group has an interest in the Pasteur Mérieux-OraVax joint venture (“Joint Venture”), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H.pylori infection in humans. The Joint Venture represents a collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co. These partnerships were formed in March 1995 between Acambis Inc. and Aventis Pasteur. The Joint Venture trades under the name of Pasteur Mérieux-OraVax and its accounting year-end is 31 December. The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets.
					The information contained in this column has not been audited.	33

	Notes to Group financial statements					34
	31 December 2001

15	Fixed asset investments (d) Joint ventures (continued) The following information is given in respect of the Group’s share of the Joint Venture:					(A)
						Trade debtors
						Under the terms of our second
						smallpox contract with the CDC,
						our R&D work for this project is paid
				2001	2000	for in 22 equal monthly instalments.
				£'000	£'000	The first instalment for $5.7m
						(c. £3.9m), for December 2001,
	Loss before tax			(410)	(2,138)	was invoiced shortly before the
						year-end and, therefore, is reflected
						in trade debtors. Due to the adoption
	Current assets			915	768	of SAB 101, under which costs are
	Liabilities due within one year			(848)	(810)	aligned with revenues, this
						instalment was not recognised as
				67	(42)	turnover in 2001, so the equivalent
						amount is also shown within
						accruals and deferred income
	Due to the nature of this Joint Venture, being a collaboration between two partnerships, the					in note 18.
	following table provides an alternative analysis of the amounts shown above:

				2001	2000
				£'000	£'000

	Share of cumulative amounts invested in the partnerships			20,090	19,074
	Share of cumulative losses incurred by the partnerships			(20,023)	(19,116)

				67	(42)

16	Debtors: amounts receivable within one year					(B) Amounts owed by subsidiary
			Group		Company	undertakings
						This shows the cumulative funds
		2001	2000	2001	2000	that the Company has advanced to
		£'000	£'000	£'000	£'000	its subsidiaries for their operating
						activities. We expect that these
	(A)					funds would be repaid to the
	Trade debtors	5,918	1,684	—	—	Company when the subsidiaries
	Amounts owed by Joint Venture	—	407	—	—	begin to generate profits.
	Other debtors	285	628	42	61
	Corporation tax	131	—	—	—
	Prepayments and accrued income	1,208	909	28	362

		7,542	3,628	70	423

17	Debtors: amounts receivable after one year
			Group		Company

		2001	2000	2001	2000
		£'000	£'000	£'000	£'000

	(B)
	Amounts owed by subsidiary undertakings	—	—	60,170	50,149
	Prepayments and accrued income	6,235	6,546	—	—

		6,235	6,546	60,170	50,149

	Acambis is required to prepay insurance premiums, on behalf of the CDC, relating to the first smallpox contract, secured in September 2000. At 31 December 2001, the total amount prepaid was £7.0m (2000 - £7.1m), of which £0.8m (2000 - £0.6m) is included within “Debtors: amounts receivable within one year” and £6.2m (2000 - £6.5m) is included within “Debtors: amounts receivable after one year”. The total of £7.0m (2000 - £7.1m) is offset by an equal amount in creditors (see notes 18 and 19). Both balances will reduce equally over the term of the insurance cover, which was 20 years at inception in 2000.

18	Creditors: amounts falling due within one year
			Group		Company	(C)
						Accruals and deferred income
		2001	2000	2001	2000	As referred to within note 16,
		£'000	£'000	£'000	£'000	the increase over 2000 relates
						principally to an invoice for $5.7m
	Obligations under finance leases	—	13	—	—	(c. £3.9m) to the CDC that was
	Overdraft facility	4,809	4,686	—	—	submitted before the year-end.
	Trade creditors	3,674	1,703	47	867	Due to the adoption of SAB 101,
	Amounts owed to Joint Venture	496	887	—	—	this amount was not recognised
	Other taxes and social security	69	50	—	—	as turnover in 2001 and is therefore
	Other creditors	44	5	—	—	shown within accruals and deferred
	(C)					income. The equivalent amount is
	Accruals and deferred income	7,511	2,710	172	108	included in trade debtors in note 16.

		16,603	10,054	219	975

Under the terms of the agreement between Acambis and Evans Vaccines Ltd, given certain conditions, the obligation under the overdraft facility of £4.8m (2000 - £4.7m) for the costs incurred on the Arilvax® project may be repayable within one year. Interest is charged as disclosed in note 20. The facility is described more fully within note (d) of Collaboration agreements on page 47. The overdraft facility was renewed in January 2002 for a further year.

	During the year, £0.1m (2000 - £0.3m) was recorded as an exchange loss on the face of the Group profit and loss account, resulting from the revaluation of this US dollar-denominated facility.					(D) Obligations under finance leases The amount in 2001 reflects the lease-financing arranged through Baxter during the year in relation to the reactivation of our manufacturing plant.

19	Creditors: amounts falling after one year
			Group		Company

		2001	2000	2001	2000
		£'000	£'000	£'000	£'000

	(D)
	Obligations under finance leases	14,299	—	—	—	The repayment obligations for the
	Accruals	6,235	6,546	—	—	lease financing is as follows:

		20,534	6,546	—	—	• None in 2002;
						• Interest only in 2003; and • Capital and interest during 2004 to 2006
	The amount in accruals relates to the insurance premiums, payable on behalf of the CDC, relating to the first smallpox contract, the equivalent figure being included in Debtors, as referred to in note 17 above.
	During the year, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant. Further details regarding this finance lease facility are given within Financial liabilities in note 20.					We have an option to repurchase the plant and all of its assets at the end of 2003 and on each anniversary thereafter for the outstanding capital balance.

20	Financial instruments
	(11)
The Group’s financial instruments comprise cash and liquid resources, a long-term finance lease, an overdraft facility, and various items, such as trade debtors and trade creditors that arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.

The Group holds funds in both US dollars and sterling. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return. Following a review of the cash requirements in the short and medium term, certain open-ended, spot-rate foreign exchange contracts were in place at 31 December 2001 which allowed the Group to convert US dollars into sterling at various agreed exchange rates.

	The main risks arising from the Group’s financial instruments are interest-rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks. These policies have remained unchanged since the beginning of 2000. All of the Group’s short-term debtors and creditors are included within these disclosures.

Interest rate risk
	The Group finances its operations predominantly through cash, liquid resources and lease financing. It is the Group’s policy to invest surplus cash in money market funds, managed by professional money managers. The performance of the funds invested is reviewed by the Board on a regular basis to ensure that competitive rates of return are being achieved. The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained.

	Liquidity risk The Board monitors the level of cash and liquid resources on a regular basis, and management on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to continue as a going concern. This is achieved through the production and review of cash forecasts, including sensitivity analyses. The Group’s liquid resources are managed on a discretionary basis by a third party within strict parameters, which have been set by the Board.					The information contained in this column has not been audited.	35

				36
	Notes to Group financial statements 31 December 2001
20	Financial instruments (continued)
Foreign currency risk
The Group has one principal subsidiary that operates and trades overseas — Acambis Inc. It operates in the US and its revenues, expenses and financing are denominated principally in US dollars. As at 31 December 2001, the Group had net foreign currency monetary assets (including short-term debtors and creditors) of £4.5m (2000 — liabilities of £4.6m), all of which were denominated in US dollars. As at 31 December 2001, the value of the Group’s investment in Acambis Inc. of £13.7m (2000 — £13.7m) was subject to exchange-rate movements between sterling and US dollar. If the investment had been revalued at the year-end, a gain of £1.4m (2000 — £1.1m) would have been recognised in the Company’s profit and loss account during the year.

The Group has a US dollar-denominated overdraft facility, as described in note 18, which is held in the UK and is subject to exchange rate movements. These are recognised as incurred. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

Financial assets
The Group had cash and liquid resources of £22.2m at 31 December 2001 (2000 — £21.1m). The majority of these resources are invested in managed funds, denominated in sterling and US dollars, and are available for use with a day’s notice. These funds achieved weighted average returns of 5.4% for funds invested in UK sterling, and 4.7% for funds invested in US dollars during 2001 (2000 — 6.3%).

Financial liabilities
The Group’s overdraft facility, which is denominated in US dollars, is explained in note 18. At 31 December 2001, the Group had fully utilised the overdraft facility (2000 — fully utilised). Interest on the facility is charged at 0.35% per annum above the bank-lending rate for US dollars. During 2001, the weighted average interest payable on the facility was 4.5% (2000 — 6.6%).

The only other financial liability of the Group at 31 December 2001 was a long-term lease-finance facility, which matures within five years. This $40m (c. £28m) lease-finance facility, arranged through Baxter, was approved by shareholders in December 2001. The Group secured financing of $10m (c. £6.8m) for the sale-and-leaseback of the land and shell of the manufacturing plant, and up to $25m (c. £17m) to lease finance the capital expenditure items purchased to reactivate the manufacturing plant. By the year-end, the Group had received $18.6m (c. £12.8m), which represents $8.6m (c. £6.0m) in respect of capital expenditure already incurred throughout 2001, plus $10m (c. £6.8m) representing the net proceeds from sale-and-leaseback of the land and shell of the building. To facilitate this transaction, the land and shell were purchased for $2.3m (c. £1.5m). This amount is included in the outstanding facility. The financing has been reflected in the financial statements as a long-term creditor.

At 31 December 2001, the balance on this facility was $20.8m (c. £14.3m), resulting in $19.2m (c. £13.7m) being unutilised at that time (2000 — £nil). The facility is denominated in USdollars, with interest being charged at 3% above the base rate of Banc One Corporation, a US-based bank. During 2001, £0.03m of interest was charged on the facility.

The repayment schedule for the lease financing requires that no interest or capital be repaid in 2002, interest only need be repaid in 2003 and capital and interest are repayable over 2004 to 2006. We have an option to repurchase all of the facility’s assets from the end of 2003, and on each anniversary thereafter for the outstanding capital balance.

Fair values of financial assets and financial liabilities
In the opinion of the Directors, there is no difference between the book values and fair values of the Group’s financial assets and liabilities as at 31 December 2001. Fair values have been calculated by discounting cash flows at prevailing interest rates.

21	Called-up share capital
		Number	£'000

	Authorised ordinary shares of 10p each
	At 1 January 2001	140,000,000	14,000
	At 31 December 2001	140,000,000	14,000

		Number	£'000

	Allotted, called-up and fully paid ordinary shares of 10p each
	At 1 January 2001	88,675,680	8,868
	Baxter subscription	2,674,841	267
	Share options exercised	1,731,398	173

	At 31 December 2001	93,081,919	9,308

	In 2000, an alliance was formed with Baxter involving a series of agreements, including a subscription by Baxter in Acambis. The subscription is payable in instalments between December 2000 and June 2003 at an average price of 130p per share.

(A)
Share option schemes
The Group operates several share option schemes. Options outstanding under the various schemes,						(A)
as defined in the Remuneration report on pages 56 to 59, are as follows:						Share option schemes
						As our people are our most important
	1 January	Granted/			31 December	asset, we encourage all
	1999	acquired	Exercised	Lapsed	1999	employees to share in the growth of
Scheme	'000	'000	'000	'000	'000	the Group by offering share
						options to every employee.
1994	1,040	—	(59)	—	981
1995	2,321	749	—	(274)	2,796
1996	1,138	233	—	(124)	1,247
1999	—	787	—	—	787
SAYE	479	695	—	(347)	827
1990 US	—	372	—	(111)	261
1995 US	—	249	—	(48)	201

Total	4,978	3,085	(59)	(904)	7,100

	1 January				31 December
	2000	Granted	Exercised	Lapsed	2000
Scheme	'000	'000	'000	'000	'000

1994	981	—	(7)	—	974
1995	2,796	—	(682)	(289)	1,825
1996	1,247	28	(349)	(361)	565
1999	787	1,722	—	(117)	2,392
SAYE	827	42	(106)	(368)	395
1990 US	261	—	(1)	(20)	240
1995 US	201	—	—	(10)	191

Total	7,100	1,792	(1,145)	(1,165)	6,582

	1 January				31 December
	2001	Granted	Exercised	Lapsed	2001
Scheme	'000	'000	'000	'000	'000

1994	974	—	(966)	—	8
1995	1,825	—	(411)	(48)	1,366
1996	565	78	(267)	(66)	310
1999	2,392	1,503	—	(286)	3,609
SAYE	395	61	(30)	(38)	388
1990 US	240	—	(57)	—	183
1995 US	191	—	—	—	191

Total	6,582	1,642	(1,731)	(438)	6,055

A breakdown of the total options outstanding at 31 December 2001 is as follows:

			Weighted	Period in which
			average	exercisable in
Scheme		Number	exercise price	normal circumstances

1994		8,398	£0.10	November 1998 - November 2002
1995		1,366,250	£1.33	September 1999 - April 2006
1996		309,709	£0.87	July 1999 - November 2011
1999		3,608,970	£0.99	November 2002 - December 2011
SAYE		387,664	£0.58	November 2002 - October 2003
1990 US		182,976	$3.66	May 1999 - June 2009
1995 US		190,650	$8.43	May 1999 - June 2007

Total		6,054,617

Notes

1) 723,396 of the total options outstanding at 31 December 2001 were held over shares already in issue and held by the Acambis Employees’ Trust. No dilution will result from any exercise of these options.
2) Parallel options under the 1995 Scheme existed over 88,747 of the options outstanding at 31 December 2001. Option holders may elect to exercise either option, at which time the alternative option lapses.

The Group operates an Inland Revenue-approved SAYE scheme in the UK and has taken advantage of the exemption given in UITF 17 from recognising a charge in the profit and loss account for the discount on those options.

						The information contained in this
						column has not been audited.	37

	Notes to Group financial statements						38
	31 December 2001

22	Reserves
	(A)
Group	Company	(A)
Share premium account
						Acambis ordinary shares have a nominal value of 10p. When new shares are issued, either through fundraisings, share option exercises or corporate transactions such as the subscription agreement with Baxter, the price paid for the shares in excess of the 10p nominal value is recognised as share premium.

		Share	Profit	Share	Profit
		premium	and loss	premium	and loss
		account	account	account	account
		£'000	£'000	£'000	£'000

	At 1 January 2001	76,776	(49,505)	76,642	99
	Issue of new shares	3,822	–	3,822	–
	Exchange adjustments	–	(314)	–	–
	Retained (loss)/profit for the year	–	(12,427)	–	4,620

	At 31 December 2001	80,598	(62,246)	80,464	4,719

23	Reconciliation of movements in Group shareholders’ funds

				2001	2000
				£'000	£'000

	Retained loss for the year			(12,427)	(11,074)
	Loss on foreign currency translation			(314)	(817)
	New share capital subscribed			4,262	10,348

	Net decrease in shareholders’ funds			(8,479)	(1,543)
	Opening shareholders’ funds			36,139	37,682

	Closing shareholders’ funds			27,660	36,139

24	Reconciliation of the operating loss to net cash outflow from operating activities

			2001	2000	1999
			£'000	£'000	£'000

	Operating loss		(12,242)	(9,397)	(11,297)
	Depreciation and amortisation		1,942	2,132	1,876
	(Increase)/decrease in debtors		(3,685)	(8,558)	223
	Increase/(decrease) in creditors		5,685	6,607	(1,247)
	Loss on sale of tangible fixed assets		–	6	93
	Loss on sale of trade investments		–	–	67
	Other		341	3	(45)

	Net cash outflow from operating activities		(7,959)	(9,207)	(10,330)

	In 2001, all cash flows arose from continuing operating activities. In 2000, net cash outflows of £9.2m were represented by £8.4m and £0.8m from continuing and discontinued activities respectively.

25	Analysis and reconciliation of net funds

							(B)
							Net funds
	1 January		Non-cash element		Exchange	31 December	Our year-end net funds reduced
		2000	Cash flow	of finance lease	movement	2000	from £16.4m in 2000 to
		£'000	£'000	£'000	£'000	£'000	£3.1m in 2001. Under the lease-
							financing arrangement, we received
	Cash	1,529	(351)	–	1	1,179	a cash in-flow that helped to
	Liquid resources	17,930	1,894	–	114	19,938	maintain a smimilar year-end cash
	Overdraft facility	(1,989)	(2,502)	–	(195)	(4,686)	position. As a consequence of
							entering into the finance lease, we
			(959)				have incurred an obligation which
	Finance leases	(63)	29	–	21	(13)	reduced our net funds at 31
							December 2001.

	Net funds	17,407	(930)	–	(59)	16,418

	1 January		Non-cash element		Exchange	31 December
		2001	Cash flow	of finance lease	movement	2001
		£'000	£'000	£'000	£'000	£'000

	Cash	1,179	20,910	–	4	22,093
	Liquid resources	19,938	(19,834)	–	16	120
	Overdraft facility	(4,686)	–	–	(124)	(4,810)

			1,076
	Finance leases	(13)	(12,725)	(1,546)	(15)	(14,299)

	(B)
	Net funds	16,418	(11,649)	(1,546)	(119)	3,104

	Liquid resources at 31 December 2001 of £0.1m represents cash held by Acambis Inc. as a deposit against property rentals.

				2001	2000	1999
				£'000	£'000	£'000

	Increase/(decrease) in cash			20,910	(351)	1,340
	(Decrease)/increase in liquid resources			(19,834)	1,894	8,097

	Increase in cash and liquid resources			1,076	1,543	9,437
	Net cash outflow from lease financing			13	29	493
	Proceeds from new finance lease			(12,738)	–	–
	Net increase in overdraft facility			–	(2,502)	(1,977)

	Change in net funds arising from cash flows			(11,649)	(930)	7,953
	Non-cash element of finance lease			(1,546)	–	–
	Net obligations of subsidiary undertaking acquired			–	–	(307)
	Exchange adjustments			(119)	(59)	7

	Movement in net funds			(13,314)	(989)	7,653
	Net funds at 1 January			16,418	17,407	9,754

	(B)
	Net funds at 31 December			3,104	16,418	17,407

26	Major non-cash transaction
	In December 2001, the Group entered into a lease-financing arrangement with Baxter in respect of our manufacturing facility. Under the terms of the agreement, the land and shell were leased to Acambis. The assets have been recorded within fixed assets on the balance sheet with the corresponding amount appearing in creditors: accounts falling due after one year. The value attributed to the land and shell was $2.3m (c. £1.5m).

27	Financial commitments
	(a) Lease commitments
	The minimum annual rentals under non-cancellable operating leases are as follows:

			Land and Buildings			Equipment

			2001	2000	2001	2000
			£'000	£'000	£'000	£'000

	Operating leases which expire:
	Within one year		–	11	–	3
	Within two to five years		962	135	6	1
	After more than five years		520	1,460	–	–

	Total		1,482	1,606	6	4

							The information contained in this
							column has not been audited.	39

40
Notes to Group financial statements 31 December 2001
27	Financial commitments (continued)
(a)  Lease commitments
At 31 December 2001, the Company had no operating leases (2000 — £nil).

In March 2000, the Group entered into a sub-lease with Medivir UK Limited in respect of 50% of the facility at Peterhouse Technology Park in the UK. The sub-lease expires in September 2003, and provides that Medivir UK Limited will pay Acambis £0.3m per annum in operating lease rentals relating to land and buildings. In September 1999, the Group entered a further sub-lease with Millennium Pharmaceuticals, Inc. in respect of 25% of the facility at 38 Sidney Street in Cambridge, Massachusetts, USA. This sub-lease expires in December 2002 and provides that Millennium Pharmaceuticals, Inc. will pay Acambis c. £0.4m per annum in operating lease rentals relating to land and buildings.
(A) Capital commitments At 31 December 2001, the Group had placed orders totalling £6.4m in relation to future fixed asset additions primarily for the reactivation of the manufacturing plant.
(A)
(b)  Capital commitments
At the end of the year, capital commitments contracted but not provided for were £6.4m (2000 — £0.01m).

(c)  Pension arrangements
The Group provides pension benefits to all full-time employees on a defined contribution basis. The Company operates a self-administered, Inland Revenue-approved pension scheme for UK Executive Directors. Other employees may operate private personal pension schemes. The Group pension cost for the year was £0.2m (2000 - £0.2m). At the year-end, the Group owed £0.01m (2000 — £0.01m) to the pension schemes. This amount is shown in the balance sheet under “Creditors: amounts falling due within one year”.

28	Related party transactions
(7b)
Under the provisions of FRS 8, Related Party Disclosures, we are not required to disclose related party transactions between the Company, Acambis Research Limited and Acambis Inc., because they eliminate on preparation of the Group’s financial statements.

As described in note 15, the Group has an interest in the Joint Venture. Since May 1999, Acambis has performed a pre-agreed work programme on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements. For the year ended 31 December 2001, the Group has included turnover of £0.5m (2000 — £2.4m) in respect of costs incurred in performing services for the Joint Venture within its Group financial statements. 50% of the loss incurred by Pasteur Mérieux-OraVax in 2001, amounting to £0.4m (2000 — £2.1m), is shown on the face of the Group profit and loss account on page 22. At 31 December 2001, the amounts the Group owed to the Joint Venture amounted to £0.5m (2000 — £0.9m). Amounts owed by the Joint Venture to the Group at 31 December 2001 were £nil (2000 — £0.4m).

As described in note 20, during the year the Group entered into a long-term lease-finance facility with Baxter. Under the listing rules of the UK Listing Authority, for this transaction, Baxter was deemed to be a related party of Acambis due to the shareholding of Baxter in Acambis (12.6%) and the size of the lease financing in relation to the Acambis Group. The financing was conditional upon the approval of shareholders which was given in December 2001.

29	Reconciliation to US accounting principles
Summary of significant differences between UK GAAP followed by the Group and US GAAP
The Group’s financial statements have been prepared under UK GAAP, which differs in certain respects from US GAAP. The principal differences between the Group’s accounting policies under UK GAAP and US GAAP are set out below.

Revenue recognition
Revenues represent sales and income derived from sales, licence fees, contract research fees, development milestone payments and royalties receivable from third parties. Under UK GAAP, these revenues are recognised using the accounting policies as set out in note 1. From 2001, the Group has adopted the guidance in SAB 101 under UK GAAP for new revenue streams where this is consistent with UK GAAP. For US GAAP purposes, the Group adopted SAB 101 with effect from 1 January 2000 leading to the following difference in accounting with UK GAAP.

Licence fees
Under UK GAAP, licence fees are recognised when paid, where such payments are not refundable. Where, along with the grant of the licence, the Group is required to undertake R&D activities and the licence fee is creditable against services provided by the Group, that licence fee is deferred and recognised over the period over which the services are performed. In prior periods, and in accordance with standard industry practice, the same accounting treatment was adopted under US GAAP. Following its introduction, the Group adopted SAB 101 under US GAAP. Where licence fees are not refundable and are not creditable against associated R&D activities, these fees are considered inseparable from the associated R&D effort. As such, those licence fees are deferred and recognised over the period of the licence term or over the period of the R&D agreement.

Where such licensing agreements are accompanied by an equity-subscription agreement, US GAAP requires this series of transactions to be accounted for as a multiple element arrangement. This requires fair values to be ascribed to the two elements of the arrangement. The fair value of the equity subscription is based upon the mid- market price on the date of issue. Any premium or deficit arising from the difference between the aggregate value of the equity subscription and the fair value is recorded in the Group profit and loss account as an increase in, or a reduction to, licence revenues.
(B)
Compensation costs under variable plan accounting for stock options
					Under US GAAP, a company is required to put a charge through its profit and loss account for share options not yet exercised but that are
(B)
Compensation costs under variable plan accounting for stock options
Acambis has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for these grants after the initial grant date. Under US GAAP, Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, the Company would be required to follow variable plan accounting for these grants and measure compensation expense as the difference between the exercise price and the fair market value of the stock during each accounting period over the vesting period of the options. Increases in fair market value of the stock would result in a charge to operations and decreases in the fair market value of the stock would result in a credit to operations, subject to the cumulative amount previously expensed. The table below shows the additional charge or credit that would have been made to the Group profit and loss account under US GAAP.
					likely to be exercised. The charge is calculated as the difference between the market value of the shares at the year-end and the exercise price. There is a large increase in the change for 2001 as a result of the increase in the price of Acambis shares during 2001.
Year ended 31 December

		2001	2000	1999
		£'000	£'000	£'000

Charged/(credited) to the Group profit and loss account		5,210	312	(61)

There is no tax effect related to the adjustments in respect of stock options.

Purchase price accounting for in-process research and development (“R&D”)
During 1999, Acambis acquired Acambis Inc. Under both UK GAAP and US GAAP, goodwill is identified as being the amount that the fair value of the consideration exceeds the fair value of assets acquired. However, under UK GAAP no value is attributed to in-process R&D, which is not the case under US GAAP. Under US GAAP, in accordance with APB Opinion No.16 (“APB 16”), Business Combinations, and No.17, Intangible Assets, in-process R&D is separately identified and analysed to determine the fair market value at the date of acquisition. In-process R&D is identified in accordance with the definition within Statement of Financial Accounting Standard (“SFAS”) No.2, Accounting for research and development costs. Following identification of qualifying R&D projects, their value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value.

As a result of the valuation of in-process R&D under US GAAP, the fair value of assets acquired is different from that calculated under UK GAAP, resulting in differing values of goodwill. The table below shows the difference in the goodwill calculation and the effect on the amortisation charge in the Group profit and loss account Under US GAAP, in-process R&D is written off to the profit and loss account when incurred.

Year ended 31 December 2001			Year ended 31 December 2000

	UK GAAP	US GAAP	UK GAAP	US GAAP
	£'000	£'000	£'000	£'000

Goodwill on acquisition included on balance sheet (cost)	18,055	6,155	18,055	6,155
Amortisation brought forward	(2,006)	(684)	(802)	(274)
Amortisation charged to Group profit and loss account for the year	(1,204)	(410)	(1,204)	(410)

Goodwill (net book value)	14,845	5,061	16,049	5,471

Reconciliation of net loss from UK GAAP to US GAAP Based on the differences detailed above, the following table shows the reconciliation of the Group’s net loss for the past three years:
Year ended 31 December

		2001	2000	1999
		£'000	£'000	£'000

Net loss as reported under UK GAAP		(12,427)	(11,074)	(12,515)
Adjustments for:
Revenue recognition		1,995	(570)	—
Compensation (costs)/credit under variable plan accounting for stock options		(5,210)	(312)	61
Amortisation charge for goodwill		794	794	528
In-process R&D write off		—	—	(11,900)

Net loss as reported under US GAAP before cumulative effect of prior year’s accounting change		(14,848)	(11,162)	(23,826)
Cumulative effect of accounting change:
Revenue recognition		—	(2,572)	—

Net loss as reported under US GAAP after cumulative effect of prior year’s accounting change		(14,848)	(13,734)	(23,826)
					The information contained in this column has not been audited.	41

					42
	Notes to Group financial statements
	31 December 2001

29	Reconciliation to US accounting principles (continued)
	Loss per share under US GAAP
	Under US GAAP, the Group would compute loss per share under SFAS No. 128 Earnings per Share. Under SFAS No. 128, basic net loss per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for Acambis is the same as basic net loss per ordinary share, as the effects of the Company’s potential ordinary share equivalents are anti-dilutive. Under UK GAAP the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

		Year ended 31 December

		2001	2000	1999

	Net loss per ordinary share in pence (basic and diluted)	(16.3)	(17.2)	(36.1)

	Shares used in computing net loss per ordinary share	91,027,463	79,638,484	65,979,689
	Anti-dilutive securities, not included above	2,294,366	1,565,251	4,209,922

	Anti-dilutive securities represent stock options outstanding, which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be anti-dilutive.

	Fixed asset investments
	Under UK GAAP, fixed asset investments are shown at cost less any provision for impairment. Under US GAAP, these investments would be classified as ‘available for sale securities’ and any unrealised gains or losses, net of tax, would be recorded as a separate component of shareholders’ equity. If a decline in fair value is determined to be other than temporary, the cost basis of the investment would be written down to fair value and the amount of the write-down would be recorded in earnings. There is no reconciling item presented in respect to the impairment of fixed asset investments because the treatment is identical under UK GAAP and US GAAP in the year ended 31 December 2001.

	Discontinued operations
	As discussed in note 4, the Group completed the disposal of its interest in its drug discovery business during 2000. Under US GAAP, the operating results of discontinued operations should be reported separately in a single caption after income from continuing operations, net of income tax effects, for all periods presented. This presentation difference has no impact on the net loss for the periods presented.

	Deferred taxation
	Under UK GAAP, deferred tax is accounted for only to the extent that a liability or asset will arise in the foreseeable future. Under US GAAP, deferred tax is accounted for on all temporary differences. A valuation allowance is established in respect of deferred tax assets where it is more likely than not that some portion will not be realised. Additionally, deferred taxes are provided in respect of US GAAP adjustments. The Group has substantial tax losses carried forward; however, these have not been recognised under UK GAAP or US GAAP because of uncertainty over their realisation. Accordingly, no adjustment in respect of taxes is included for any of the periods presented. Certain risk factors will affect the future profitability of the Group, as referred to within Risk factors on page 55. Consequently, under US GAAP the Group has not recognised a deferred tax asset.

	Reconciliation of shareholders’ equity from UK GAAP to US GAAP

		As at 31 December

		2001	2000	1999
		£’000	£’000	£’000

	Shareholders’ equity as reported under UK GAAP	27,660	36,139	37,682
	Goodwill	(9,784)	(10,578)	(11,372)
	Revenue recognition (cumulative)	(1,147)	(3,142)	—
	Reclassification of net book value of investment in Group shares	(1,252)	(1,445)	(1,659)

	Shareholders’ equity as reported under US GAAP	15,477	20,974	24,651

	The principal additional difference between shareholders’ equity under UK GAAP and US GAAP relates to the presentation for accounting for the purchase of the Group shares. Under UK GAAP, the Group has classified the cost of shares purchased as a fixed asset investment (see note 15). For US GAAP purposes, the cost of Group shares is shown as treasury stock and presented as a component of shareholders’ equity.

Group statement of cash flows
The Group statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95, Statement of Cash Flows. These standards differ, however, with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short-term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash-flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents under US GAAP to the extent that the amounts involved have a maturity of less than three months and are convertible into known amounts of cash. Summary statements of cash flow presented under US GAAP are given below:

	Year ended 31 December

	2001	2000	1999
	$'000	$'000	$'000

Net cash used in operating activities	(6,968)	(8,782)	(9,276)
Net cash used in investing activities	5,803	(4,488)	(8,896)
Net cash provided by financing activities	16,987	12,819	23,146

Increase/(decrease) in cash and cash equivalents	15,822	(451)	4,974
Opening cash and cash equivalents	6,271	6,722	1,748
Closing cash and cash equivalents	22,093	6,271	6,722

Summarised financial information in respect of Joint Ventures
As described in note 15, the Group has an interest in the Joint Venture, which represents a collaboration between two partnerships, Mérieux-OraVax SNC. and OraVax-Mérieux Co. The two joint venture partnerships trade together under the name of Pasteur Mérieux-OraVax whose accounting year-end is 31 December.

The Joint Venture has been accounted for using the gross equity method, which shows the Group’s share of the Joint Venture’s losses and net liabilities in the Group financial statements. Under Regulation S-X Rule 4-08(g), further summarised information is required in respect of the Joint Venture. This information is as follows:

Summarised balance sheet

	Year ended 31 December

	2001	2000	1999
	$'000	$'000	$'000

Assets
Cash	729	429	648
Prepaid expenses — related party	1,967	1,897	1,546

Total assets	2,696	2,326	2,194

Liabilities and partners’ capital
Accounts payable — Acambis	993	968	639
Accounts payable — Aventis Pasteur	1,445	1,420	1,605
Accounts payable — Other	30	30	693
Partners’ capital — Acambis	206	(190)	(372)
Partners’ capital — Aventis Pasteur	22	98	(371)

Total liabilities and partners’ capital	2,696	2,326	2,194

Capital contributions — Acambis	749	3,444	5,418
Capital contributions — Aventis Pasteur	748	3,725	5,410

				43

	Notes to Group financial statements				44
	31 December 2001

29	Reconciliation to US accounting principles (continued)
	Summarised profit and loss account
		Year ended 31 December

		2001	2000	1999
		$'000	$'000	$'000

	Contract research expense — Acambis	600	3,421	6,216
	Contract research expense — Aventis Pasteur	480	2,759	4,547
	Contract research expense — Other	—	150	433
	Legal and administrative expenses	96	188	180

	Total expenses	1,176	6,518	11,376

	Net loss	(1,176)	(6,518)	(11,376)

Recently issued pronouncements
	In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS 141”), Business Combinations, and SFAS No.142 (“SFAS 142”), Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after 30 June 2001. Additionally, it is likely that more intangible assets will be recognised under SFAS 141 than its predecessor, APB 16, although, in some instances, previously recognised intangibles will be included as part of goodwill. SFAS 141 requires that, upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

	Under SFAS 142, goodwill will no longer be amortised, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB No.18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortised. Instead, they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

	SFAS 142 is effective for fiscal years beginning after 15 December 2001, although goodwill on business combinations completed after 1 July 2001 is not amortised Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognised at that time. The Company will adopt SFAS 142 on 1 January 2002 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

	In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realisable value and future operating losses are no longer recognised before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

	SFAS 144 is effective for fiscal years beginning after 15 December 2001; its provisions are generally to be applied prospectively. The Company will adopt SFAS 144 from 1 January 2002 and does not anticipate that it will have a material impact on its results of operations, financial position or cash flow.

Further information required by Form 20-F (unaudited)

(4b)
Management’s discussion & analysis of financial condition and results of operations
Overview
The financial statements contained within this Annual Report and Form 20-F have been prepared in accordance with UK GAAP. A summary of the significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP is set out in note 29 to the financial statements.

Critical accounting policies
The preparation of our financial statements requires us to make estimates and judgements that affect the reported amount of net assets at the date of our financial statements and the reported amounts of revenues and expenses during the period.

Critical accounting policies are those that have a significant impact on the Group’s results and require the most difficult, subjective or complex judgements by management. For a full description of our accounting policies please refer to note 1. Our critical accounting policies include the following:

Revenue recognition
Revenue on long term contracts is recognised according to estimates by management of the progress of the contract and the estimated total costs. Revisions in these estimates may cause our revenue to fluctuate from period to period.

Intangible assets and investments
We record an impairment charge in goodwill and in investments when we believe that there has been a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying subsidiaries or investments could result in losses or an inability to recover the carrying value of the assets.

(5a)
Results of operations
(5d)
The information contained within the Financial Overview on pages 18 and 19 covers the results for the year ended 31 December 2001 compared to the prior year ended 31 December 2000. The following information compares the results for the year ended 31 December 2000 to the prior year ended 31 December 1999, and the Group’s financial position at 31 December 2001 and 2000.

2000 year versus 1999 year
The financial results for the year 2000 include data for the three-month period ended 31 March 2000 for the discontinued operation of Mimetrix Limited. The financial results for the year to 31 December 1999 included the contribution from Acambis Inc. from the date of completion of the acquisition, 11 May 1999.

Turnover for the year 2000 was £6.3m (1999 — £5.6m), of which £6.2m related to income and R&D contract fees from ongoing collaborations with Aventis Pasteur, GlaxoSmithKline and, for the first time, the CDC. The balance of £0.1m related to R&D contract fees received from other third parties. The increase in revenues over 1999 was primarily as a result of the additional revenue receivable from the contract with the CDC.

(5c)
R&D costs decreased to £12.7m (1999 — £14.1m), primarily as a result of the sale of the loss-making Mimetrix business in April 2000. Our share of the costs on the H.pylori Joint Venture with Aventis Pasteur was £2.1m for the year (1999 — £2.3m, for the period 11 May to 31 December). The marginal decrease in costs was as a result of the project moving into the clinical trial phase.

Administrative costs increased to £2.9m for the year (1999 — £2.8m). Administration costs include £1.2m (1999 — £0.8m) of goodwill amortisation arising in 1999 as part of the acquisition of Acambis Inc. This goodwill is being written off to the Group profit and loss account over a 15-year period. The increase in 2000 represented a full year’s charge. This increase in costs was partially offset as a result of the central services cost-sharing agreement in the UK with Medivir UK Limited (formerly Mimetrix Limited). Interest receivable reduced marginally in 2000 to £1.0m (1999 — £1.1m) as the average levels of cash fell during the year. Interest payable of £0.2m (1999 — £0.03m) related to the Arilvax® overdraft facility. During 2000, an exchange loss of £0.3m (1999 — £nil) was recorded in respect of the revaluation of the US dollar- denominated overdraft facility.

A number of exceptional items was recorded during 2000. The sale of the Mimetrix business resulted in Acambis receiving new shares in Medivir AB, which were valued at £1.5m at the time of completion. The net book value of the assets sold was £0.8m. The £0.4m profit on the sale (net of expenses) was shown as an exceptional item in 2000. In accordance with FRS 11, Impairment of Fixed Assets and Goodwill, at the end of 2000 the investment was revalued to market value, resulting in an exceptional loss of £0.7m. During 2000, the Group also disposed of shares in Avant Immunotherapeutics, Inc., held since 1996, which resulted in a profit of £0.2m.

The net loss for 2000 was £11.1m (1999 — £12.5m). The fall was principally as a result of the sale of the loss-making Mimetrix business, which reduced overall Group expenditure.
45

Further information required by Form 20-F	46
(unaudited)

(4b) Liquidity and capital resources
(5b) The Group had aggregate cash and liquid resources of £22.2m at 31 December 2001 (2000 – £21.1m), an increase of £1.1m since the start of the year (2000 – increase of £0.6m).	(A) Collaborations
During the year, Acambis received £4.3m (2000 – £10.3m) from the issue of new shares, primarily being attributable to the net proceeds receivable from the second equity	The revenue from our principal collaborations contributed the following to our total revenue:
subscription of new shares to Baxter. Cash used by operations during the year, principally to support R&D, was £0.8m (2000 – £9.2m). Acambis expended £8.4m for fixed assets (2000 – £0.4m) which was mostly covered by the lease-financing facility. Acambis advanced £0.5m (2000 – £2.3m) of cash to the H. pylori joint venture with Aventis Pasteur.		1999%	2000%	2001%

During 2001, Acambis made additions of short leasehold land and buildings of £6.9m (2000 – £0.2m, 1999 – £0.8m) of which £1.5m related to the sale-and-leaseback of the manufacturing facility, acquired £2.5m of laboratory and manufacturing equipment (2000 – £0.1m, 1999 – £0.5m) and £0.4m of office equipment (2000 – £0.1m, 1999 – £0.6m). Additions in 2001 were primarily in relation to the reactivation of our manufacturing facility, whereas expenditure in 2000 mainly related to ongoing maintenance capital expenditure.	CDC – Contract 1 H. pylori Joint Venture Aventis Pasteur (Dengue) Other	— 44 40 16	9 38 48 5	64 5 29 2

From incorporation through to 31 December 2001, Acambis has financed its operations primarily from equity issuances totalling £77.6m, licence fees and milestone payments totalling £3.0m, R&D contract fees totalling £21.7m, sales of reagents of £0.3m and government grants totalling £2.0m. At 31 December 2001, Acambis had cash, cash equivalents and marketable securities totalling £22.2m (2000 – £21.1m, 1999 – £19.5m). In addition, it held investments in Medivir AB (market value at 31 December 2001 of £0.4m, 2000 – £0.8m) and in Acambis ordinary shares, through Acambis’ Employee Share Ownership Trust (market value at 31 December 2001 of £2.5m, 2000 – £0.7m). Under the terms of the strategic alliance set up with Baxter in 2000, the Group has received cash of £3.5m in 2001 (2000 – £10.4m, 1999 – £nil) in exchange for new shares in Acambis. During 2002 and 2003, the Group expects to issue 5.0 million and 4.6 million new shares respectively in relation to the two outstanding subscriptions to Baxter.

At 31 December 2001, the balance on the Arilvax® overdraft facility was £4.8m ($7.0m) (2000 – £4.7m, 1999 – £2.0m). At 31 December 2001, the Group did not have any undrawn borrowing facilities in respect of this overdraft facility (2000 – £nil, 1999 – £2.3m). Given certain circumstances, this facility may be repayable within one year. In December 2001, the Group secured lease financing for up to $40m (c.£28m) with Baxter in respect of the Acambis’ manufacturing facility. At 31 December 2001, the Group had an outstanding liability of £14.3m ($20.8m) under this financing facility (2000 – £nil, 1999 – £nil). At 31 December 2001, the Group had $19.2m (c. £13.2m) undrawn borrowing facilities in respect of this financing facility (2000 – £nil, 1999 – £nil). As described in note 18, this facility is repayable from 2003.

The Group does not have any other financial liabilities.

Since inception, Acambis’ cash expenditures have exceeded revenues on an annualised basis. Acambis’ future capital requirements will depend on many factors, including, but not limited to, the expenditure required to maintain the manufacturing facility, the progress of R&D programmes, pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in Acambis’ existing research relationships, the ability of Acambis to establish collaborative arrangements, receipt of any licence fees and royalties and the acquisition of additional facilities and capital expenditure.

As a result of the $40m (c. £28m) lease-financing facility secured in December 2001 and the award of the second smallpox contract in November 2001, Acambis believes that there will be sufficient cash to fund its operations through 2003. The Group has the ability to fund the additional capital expenditures required to continue the reactivation of the manufacturing facility during 2002 from the lease-financing facility. Changes in R&D plans or other events affecting Acambis’ operations, however, may result in accelerated or unexpected expenditures. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result and future investors may be granted rights superior to those of existing shareholders.

(5c) (10c) Collaboration agreements
(A) (a) US Centers for Disease Control and Prevention (“CDC”) agreements
The Group has been awarded two distinct contracts (“Contract 1” and “Contract 2”) by the CDC to develop and manufacture smallpox vaccines for the purposes of countering the threat of bioterrorism.

Contract 1
This contract was awarded in September 2000, and incorporated two elements. First, to develop a new smallpox vaccine and, second, to produce a stockpile of vaccine doses. At the time of the initial award, the estimated value of the 20-year contract was $343m. This value made certain assumptions concerning price per dose, the shelf-life of the vaccine and that 40 million doses of the vaccine would be produced and a stockpile maintained for 20 years. Following the terrorist events of 11 September 2001, the CDC issued a change order, increasing the number of doses to be delivered from 40 million to 54 million.

The Group is also required to sustain a production capability throughout the 20-year life of the contract, both to replace outdated doses and to be able to respond to increased demand as required. The exclusive commercial rights to the smallpox vaccine developed under this contract with the CDC are retained by Acambis.

During 2001, the Group recorded turnover of £5.7m (2000 – £0.6m, 1999 – £nil) for R&D costs incurred by the Group and funded by the CDC.

Contract 2
In November 2001, Acambis was awarded a second contract by the CDC to develop, manufacture, deliver and store 155 million doses of smallpox vaccine. The value of this contract, which carries a fixed price, is $428m (c.£300m). Contract 2 is divided into two principal components: funding to take the vaccine through clinical trials to FDA licensure; and manufacture of the vaccine. The funding for the R&D element will be received over 2002 and 2003, whereas the funding for the manufacture will be received on delivery of the vaccine, scheduled to take place before the end of 2002.

Following the adoption of SAB 101 by the Group in 2001 for new revenue streams, no turnover has been recorded in 2001 in relation to this contract (2000 — £nil, 1999 — £nil).

(b) Baxter agreements In December 2000, Acambis entered into the following series of agreements with Baxter:
•	Baxter is investing £27.8m in new Acambis equity. This subscription is payable in instalments between December 2000 and June 2003 at an average price of 130p per share. The first instalment of the subscription, £10.4m, was made in December 2000. The second instalment of the subscription, £3.5m, was made in June 2001. The third and fourth subscriptions totalling £13.9m will be payable in June 2002 and June 2003;
•	Acambis will manufacture components of Baxter’s vaccines at Acambis’ manufacturing facility in Massachusetts, potentially generating over $200m of revenues to Acambis in the period to 2010;
•	Acambis granted Baxter an option to be its marketing partner for the yellow fever vaccine, Arilvax®, in the US; and
•	Baxter licensed to Acambis the rights to use Baxter’s novel Vero-cell technology for the production of Acambis’ ChimeriVax-JE and ChimeriVax-West Nile vaccines.

No turnover was recorded in 2001 (2000 — £nil, 1999 — £nil) under this agreement.

(c)  Aventis Pasteur agreements
H. pylori
The arrangements relating to the Joint Venture, called Pasteur Mérieux-OraVax, are described in notes 15 and 28. The Group’s share of the net assets of Pasteur Mérieux- OraVax at 31 December 2001 was £0.07m (2000 — net liabilities of £0.04m). During 2001, the Group recorded turnover of £0.5m (2000 — £2.4m, 1999 — £2.5m) for R&D costs incurred by the Group and funded by Pasteur Mérieux-OraVax

The Group will share any revenues from sales of the final product in equal proportions with Aventis Pasteur

ChimeriVax-Dengue
The Group has a licensing and collaboration agreement with Aventis Pasteur to employ the ChimeriVaxTM technology to develop a vaccine against dengue fever. Aventis Pasteur fully funds all R&D costs incurred on the project. Previously, Aventis Pasteur also funded the Group’s Japanese encephalitis project, the rights for which were returned to Acambis during 2000. During 2001, the Group has recorded turnover of £2.6m (2000 — £3.0m, 1999 — £2.2m) for R&D costs incurred by the Group and funded by Aventis Pasteur under this agreement.

The Group has the ability to receive clinical and regulatory milestones through to product licensure in addition to royalties on sales of the actual product.

(d)  Evans Vaccines agreement
In September 1999, the Group entered into an agreement with Medeva Pharma Limited to obtain regulatory approval in the US for Arilvax®. Medeva Pharma Limited assigned this agreement to Evans Vaccines Ltd, a wholly-owned subsidiary of PowderJect Pharmaceuticals plc (“PowderJect”), in October 2000. The Group is funding 100% of the costs of the clinical trials and regulatory submission. The costs are being partly financed through an overdraft facility up to a maximum of $7m, being underwritten by PowderJect. PowderJect has granted to Acambis 100% of the marketing rights to Arilvax®, in the US, whilst still retaining an option to buy back 50% of the profits from the US sales in return for refunding to the Group the costs the Group has incurred on the Arilvax® programme. No turnover was recorded in 2001 (2000 — £nil, 1999 — £nil) under this agreement

(10e)
UK tax consequences of owning Acambis shares

Taxation of dividends
There is no withholding tax on dividends paid by a UK company. Under the provisions of the income tax convention currently in force between the UK and the US, a US holder who is an individual or a corporate portfolio holder, who does not own 10% or more of the Acambis shares (a “Corporate Portfolio Holder”), will be entitled to receive a payment from the UK Inland Revenue equal to the tax credit in respect of the dividend (the “Tax Treaty Payment”) minus a withholding of 15% of the aggregate of the dividend and the tax credit (one-ninth of the dividend), meaning that the amount of the withholding will effectively eliminate the amount of Tax Treaty Payment. Thus, a US individual or US Corporate Portfolio Holder who is entitled to an £80 dividend paid by Acambis will receive £80.
The information contained in this column has not been audited.
47

48
Further information required by Form 20-F
(unaudited)

UK taxation of capital gains
A US holder who is not resident, or ordinarily resident, for tax purposes in the UK will not be liable for UK tax on capital gains on the disposal of Acambis shares unless the US holder carries on a trade, profession or vocation in the UK through a branch or agency and the Acambis shares are or have been used by, held by, or acquired for use by or for the purposes of such trade, profession, vocation, branch or agent.

UK inheritance tax on estates and gifts
The estate and gift tax convention in force between the US and the UK provides that the UK tax to which the convention applies is capital transfer tax and that it will also apply to identical or substantially similar taxes which are imposed subsequently. Capital transfer tax in the UK has been replaced by inheritance tax. It is understood that, in practice, the US tax authorities and the UK Inland Revenue apply the convention on the basis that inheritance tax has replaced capital transfer tax as the tax to which the convention now applies, although the convention has not been amended to that effect.

On the basis of that practice, Acambis shares held in the US by an individual who is domiciled for the purposes of the estate and gift tax convention in the US and is not for the purposes of the convention a national of the UK, will not be subject to inheritance tax on the individual’s death or on a transfer of the Acambis shares during the individual’s lifetime. However, special rules apply in the case of Acambis shares held in trust or as part of the business property of a permanent establishment in the UK or related to the fixed base in the UK of a person providing independent personal services.

UK stamp duty and stamp duty reserve tax
Any transfer of Acambis shares will result in the stamp duty liability at the rate of 50p per £100 (or part thereof) of the consideration (which liability is generally payable by the purchaser of the Acambis shares). There is no charge to ad valorem stamp duty on gifts. On a transfer of Acambis shares from a nominee to the beneficial owner, if the nominee has at all times held the Acambis shares on behalf of the transferee, under which no beneficial interest passes and which is neither a sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed 50p stamp duty will be payable. There is a minimum charge of £5 where a stamp duty liability arises on or after 1 October 1999.

A stamp duty reserve tax generally at a rate of 0.5% on the consideration, is currently payable on any agreement to transfer ordinary shares or any interest therein unless:
•  an instrument transferring the shares is duly executed and stamped within the appropriate time limits; and
•  stamp duty, generally at a rate of 50p per £100 of consideration (or part thereof ) is paid.

Increased UK stamp duty and stamp duty reserve tax charges will apply if the Acambis shares are issued or transferred to a custodian for a clearing system or to a depositary who issues depositary receipts in respect of such shares. These are generally at the rate of 1.5% of the consideration paid or the market value of the Acambis shares depending on the circumstances.

The above summary is not intended to constitute a complete analysis of all of the UK tax consequences of the ownership or disposition of Acambis shares. This discussion is included for general information purposes only and may not apply to a particular stockholder in light of such stockholder’s particular circumstances. Stockholders are urged to consult their own tax advisers as to the particular tax consequences to them of the ownership or disposition of Acambis shares, including the application of state, local and other foreign tax laws.

(4d)
Description of property
In December 1998, Acambis entered into a 25-year lease on a new 30,000 sq ft purpose-built R&D building on the Peterhouse Technology Park on the south side of Cambridge, UK; of this approximately 15,000 sq ft is sub-leased to a third party.

Acambis Inc.’s administrative offices and research facilities consist of an aggregate of approximately 53,000 sq ft of leased space at 38 Sidney Street in Cambridge, Massachusetts. Of this, approximately 13,000 sq ft is sub-let to a third party. In addition, Acambis Inc. leases a 47,000 sq ft manufacturing facility in Massachusetts, designed and equipped for the commercial production of biologic products. In December 2000, the Group announced its intention to invest in the facility in order to bring it up to manufacturing standards. This process of commissioning the facility is taking place during 2001 and 2002.

The Group believes its properties to be adequately maintained and suitable for their intended use.

(10d)
Exchange controls and other limitations affecting security holders
There are no UK government laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the Company’s ordinary shares who are non-residents of the UK. There are no limitations relating only to non-residents of the UK under English law or the Company’s Memorandum and Articles of Association on the right to be a holder of, and to vote in respect of, the Company’s ordinary shares.

Exchange rate information
References in this report to “US dollars”, “$”, or “¢” are to the currency of the United States. References to “pounds sterling”, “pounds”, “£”, “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound. Solely for your convenience, this report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be taken as assurances that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

The table below sets forth, for the periods and dates indicated, the exchange rate for the US dollar against the pound based on the noon buying rate, expressed in dollars per pound sterling. The period average is based on the average of the noon buying rates on the last day of each month during the period.

	Period	Period
	Average	End	High	Low

Year ended 31 December
1997	1.6397	1.6427	1.7035	1.5775
1998	1.6573	1.6628	1.7222	1.6114
1999	1.6172	1.6150	1.6765	1.5515
2000	1.5163	1.4938	1.6522	1.4002
2001	1.4400	1.4555	1.5047	1.3726

Monthly high and low rates (for the last full six months) are:
October 2001			1.4810	1.4212
November 2001			1.4646	1.4083
December 2001			1.4577	1.4175
January 2002			1.4493	1.4092
February 2002			1.4327	1.4118
March 2002			1.4287	1.4146

As of 28 March 2002, the noon buying rate for pounds sterling was $1.4242.

					49

Summarised Group statements								50

(3a)
Selected financial information (in thousands, except per share data)
(A)							(A)
The following selected financial information of Acambis for each of the fiscal years in the five-year period ended 31 December 2001 has been derived from Acambis’ audited Group financial statements. The selected financial data has been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. The Group financial statements for the three-year period ended 31 December 2001 are included elsewhere in this Annual Report and Form 20-F. The principal differences between UK GAAP and US GAAP are summarised in note 29.

Translation of pounds sterling into US dollars for the year ended 31 December 2001 has been made at the rate of £1.00=$1.4555 based upon the mid-point closing rate at 31 December 2001. This translation is provided solely for the convenience of the reader and does not reflect financial information in accordance with generally accepted accounting principles for foreign currency translations. The following information should be read in conjunction with the Financial Overview on pages 18 and 19 and Acambis’ Group financial statements and the notes thereto appearing elsewhere in this document.							Selected financial information In order to assist our Form 20-F readers, comparative financial information for 2001 is given in US dollars on the following two pages.

				Year ended 31 December

	2001	2001	2000	1999	1998	1997
	$'000	£'000	£'000	£'000	£'000	£'000

Statement of operations data:
UK GAAP
Turnover (revenues)	12,974	8,914	6,264	5,584	731	3,234
Operating expenses:
Research and development costs	25,700	17,657	12,712	14,124	8,107	9,745
Administrative costs (including amortisation of goodwill)	5,093	3,499	2,949	2,757	1,277	1,485

Total operating expenses	30,793	21,156	15,661	16,881	9,384	11,230

Operating loss	(17,819)	(12,242)	(9,397)	(11,297)	(8,653)	(7,996)
Share of operating loss of Joint Venture	(597)	(410)	(2,138)	(2,292)	–	–
Interest receivable, net	936	643	767	1,096	1,118	1,542
Preference dividend receivable	–	–	–	(22)	22	–
Exceptional items	(616)	(423)	(35)	–	–	–
Exchange loss on US currency borrowings	(183)	(126)	(271)	–	–	–
Taxation on ordinary activities	191	131	–	–	–	–

Loss on ordinary activities after taxation	(18,088)	(12,427)	(11,074)	(12,515)	(7,513)	(6,454)

Loss per ordinary share	$(0.20)	£(0.14)	£(0.14)	£(0.19)	£(0.21)	£(0.18)

Number of shares – weighted average	91,027,463	91,027,463	79,638,484	65,979,689	36,233,240	35,584,031

				Year ended 31 December

	2001	2001	2000	1999	1998	1997
	$'000	£'000	£'000	£'000	£'000	£'000

US GAAP
Turnover (revenues)	15,878	10,909	5,694	5,584	731	3,234
Operating expenses	37,200	25,572	15,179	16,292	8,611	12,026
Operating loss	(21,342)	(14,663)	(9,485)	(10,708)	(7,880)	(8,792)
Operating loss per share (basic and diluted)	$(0.24)	£(0.16)	£(0.12)	£(0.16)	£(0.22)	£(0.25)

Retained loss before cumulative effect of accounting changes	(21,611)	(14,848)	(11,162)	(23,826)	(6,740)	(7,250)

Cumulative effect of accounting change:
Revenue recognition	–	–	(2,572)	–	–	–

Net loss (being retained loss for the year)	(21,611)	(14,848)	(13,734)	(23,826)	(6,740)	(7,250)

Net loss from continuing operations	(21,611)	(14,848)	(10,438)	(20,897)	(4,394)	(4,621)
Net loss per share (basic and diluted) from continuing operations	$(0.24)	£(0.16)	£(0.13)	£(0.32)	£(0.12)	£(0.13)

Net loss per share (basic and diluted) before cumulative effect of accounting change	$(0.24)	£(0.16)	£(0.14)	£(0.36)	£(0.19)	£(0.20)
Net loss per share (basic and diluted) showing cumulative effect of accounting change	–	–	£(0.03)	–	–	–

Net loss per share (basic and diluted)	$(0.24)	£(0.16)	£(0.17)	£(0.36)	£(0.19)	£(0.20)

Pro forma
Turnover	12,974	8,914	5,694	5,911	2,294	2,110
Net loss	(21,611)	(14,848)	(11,162)	(23,499)	(5,177)	(8,374)
Net loss per share (basic and diluted)	$(0.24)	£(0.16)	£(0.14)	£(0.36)	£(0.14)	£(0.23)

The Group has not paid dividends in any of the years shown above.

				As at 31 December

	2001	2001	2000	1999	1998	1997
	$'000	£'000	£'000	£'000	£'000	£'000

Balance sheet data:
UK GAAP
Cash and liquid resources	32,331	22,213	21,117	19,459	9,754	20,751
Working capital (including debtors due after one year)	28,218	19,387	21,237	16,309	8,660	19,369
Fixed assets (tangible)	17,837	12,255	3,185	4,633	3,875	2,863
Fixed assets (intangible)	21,607	14,845	16,049	17,253	–	–
Total assets	94,312	64,797	52,781	44,332	20,006	25,342
Long-term obligations	(29,887)	(20,534)	(6,546)	(1,989)	–	–
Called-up share capital	13,548	9,308	8,868	7,840	3,658	3,588
Shareholders’ equity	40,259	27,660	36,139	37,682	16,204	23,466

				As at 31 December

	2001	2001	2000	1999	1998	1997
	$'000	£'000	£'000	£'000	£'000	£'000

US GAAP
Cash, cash equivalents and short-term investments	32,331	22,213	21,117	19,459	9,754	20,751
Working capital (including debtors due after one year)	27,968	19,215	16,553	16,309	8,660	19,369
Fixed assets	25,203	17,316	3,185	4,633	3,875	2,863
Total assets	77,999	53,589	37,616	31,301	18,322	24,314
Shareholders’ equity (net assets)	22,527	15,477	20,974	24,651	14,520	22,438

							The information contained in this
							column has not been audited.	51

Board of Directors		52
(6a)
1 Alan Smith
Chairman *

Mr Smith, 57, joined the board of Acambis in 1995 and was appointed Chairman in May 1999. He was Group Managing Director of Anglian Water plc until December 1997 and is currently Chairman of Avlar Bioventures Limited. He is Chairman of the Audit Committee and the Nominations Committee.	Directors information The Directors who served during the year were:

2 Dr John Brown
Chief Executive Officer **+

Dr Brown, 47, joined Acambis in 1995 as Finance Director and was appointed Chief Executive Officer in 1997. He holds a PhD in Pharmacology and an MBA. Prior to joining Acambis, he worked at Glaxo plc, a predecessor company to GlaxoSmithKline plc, PA Consulting Group, Bell Lawrie White and Sutherland and Partners. He is Chairman of the Governing Council of the Roslin Institute.	Executive: Dr John Brown Gordon Cameron Nicolas Higgins Dr Lance Gordon - resigned 31 March 2001

3 Gordon Cameron
Chief Financial Officer, President of Acambis Inc. and Company Secretary**

Mr Cameron, 36, is a Chartered Accountant. He joined Acambis in 1996 from the corporate finance department at N M Rothschild where he advised Acambis on its listing on the London Stock Exchange in 1995. Prior to that, he worked for Hill Samuel Bank and Ernst & Young. He was appointed President of Acambis Inc. in March 2001.	Non-executive: Alan Smith Alan Dalby Michael Lytton - appointed 12 March 2001 Dr Geoffrey Porges - appointed 12 March 2001 Sir Brian Richards Victor Schmitt

4 Nicolas Higgins
Chief Business Officer **

Mr Higgins, 45, has a BSc in Biochemistry, an MSc in Biochemical Engineering and an MSc in Management of Intellectual Property. He joined Acambis in 1994 with responsibility for managing its intellectual property, became licensing Director in 1996 and was appointed to his current position in 1997. He previously worked for Unilever, PA Consulting Group and Porton International.	Dr Thomas Monath was appointed to the Board as an Executive Director on 12 March 2002. Sir Brian Richards will be retiring from the Board at the forthcoming Annual General Meeting.

5 Dr Thomas Monath
Chief Scientific Officer **

Dr Monath, 61, joined the Group in 1992, prior to which he worked at the CDC, and was Colonel and Chief of the Virology Division of the US Army Medical Research Institute certified in Internal Medicine and a recognised authority on arthropod-borne viruses. Dr Monath was appointed to the Board as an Executive Director in March 2002.	The usual business address of all of the Directors is the registered office of the Company, excluding Gordon Cameron and Dr Thomas Monath whose usual business address is that of Acambis Inc. at 38 Sidney Street, Cambridge, MA in the US.

6 Alan Dalby
Non-executive Director *

Mr Dalby, 65, became a Director of Acambis in 1998. He was an executive director of SmithKline, a predecessor company to GlaxoSmithKline plc, and retired from the role of Chairman of Reckitt Benckiser plc in 2001. He is a director of Alteon, Inc., a US-based biotechnology company. He is the senior independent Non-executive Director.	In accordance with the Company’s Articles of Association, Alan Smith and Alan Dalby retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election.

7 Michael Lytton
Non-executive Director *

Mr Lytton, 44, became a Director of Acambis in March 2001. He is a General Partner of Oxford Bioscience Partners, a US-based life sciences venture capital fund. Prior to this, he was a partner of the Boston-based law firm of Palmer & Dodge LLP. He is a graduate of Princeton University and Harvard Law School, and has an MSc in Epidemiology and Medical Statistics. He is also a member of the Board of GPC Biotech AG, as well as a number of privately-held biotechnology companies.

8 Dr Geoffrey Porges
Non-executive Director *

Dr Porges, 41, was most recently Chief Operating Officer (Europe) and Director, Health, Medical and Biotechnologies of BTG International Limited, part of the BTG group. Previously, he was a Vice President of Worldwide Marketing for Merck & Co’s vaccine division. He was formerly a health industry consultant with the New York-based consulting firm, the Wilkerson Group. Dr Porges is a licensed physician with a Bachelor of Medicine/Bachelor of Surgery degree and an MBA. He became a Director of Acambis in March 2001.

9 Sir Brian Richards
Non-executive Director *

Sir Brian, 69, has been a Director of Acambis since 1994. He was a co-founder of British Biotech plc and was Chairman of that company from its foundation in 1986 until 1994. He holds directorships with Innogenetics NV, Alizyme plc, Prelude Trust plc and LGC (Holdings) Ltd. He is Chairman of the Remuneration Committee.

10 Victor Schmitt
Non-executive Director *

Mr Schmitt, 53, is President, Venture Management at Baxter Healthcare Corporation (“Baxter”), where he is responsible for the creation and management of Baxter’s interests in development stage biotechnology companies, and for business development for Baxter’s biosciences division, which contains Baxter’s vaccines business. He joined the Board of Acambis in December 2000.	* Member of the Audit Committee, Remuneration Committee and Nominations Committee ** Member of the Group Executive Committee + Member of the Nominations Committee

(6e) Directors' report For the year ended 31 December 2001

The Directors present their annual report on the affairs of the Group, together with the Group financial statements and auditors' report, for the year ended 31 December 2001.

Principal activities and business review
A review of the business and future developments of the Group is set out on pages 1 to 19. The principal activities of the Group are the research, development and manufacture of vaccines to prevent and treat infectious diseases.

Results and dividends
The loss for the year after taxation amounted to £12.4m (2000 – £11.1m). The Directors do not recommend a final dividend for the year (2000 – £nil). In the year ended 31 December 2001, the Group generated revenues of £8.9m (2000 – £6.3m).

Research and development
The Group incurred R&D costs of £17.7m (2000 – £12.7m) during the year which have been written off to the profit and loss account in accordance with the Group's accounting policy.

(6a)
Directors and their interests
The Directors who served during the year are shown on page 52. The interests of the Directors in the Company's shares and options to purchase shares in the Company are shown in the Remuneration report on pages 56 to 59. At 31 December 2001, the Directors held an aggregate 785,637 shares, representing 0.84% of the current issued capital. None of the Directors had an interest in a contract of significance to which the Company or any of its subsidiary undertakings was party during the year.

Policy on payment of creditors
It is the Group's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Group and its suppliers, provided that all trading terms and conditions have been met. At 31 December 2001, the Group had an average of 54 days (2000 – 37 days) and the Company had an average of 19 days (2000 – eight days) of purchases outstanding in trade creditors.

Political and charitable donations
During the year, the Group made contributions amounting to £4,000 (2000 – £250) to charitable organisations. No political donations were made during the year (2000 – £nil). Employees participated in various charitable fundraising activities during the year in aid of local and national charities.

Employees
Acambis seeks to involve employees in its corporate objectives, plans, performance and on other relevant matters of interest to employees through various communication methods and regular Company meetings. Employees of Acambis are not part of any labour unions. The Directors consider there to be a good relationship between employees and management. The Group is an equal opportunities employer and does not discriminate in the recruitment and promotion of staff, including applicants who are disabled. If an employee becomes disabled it is the policy, wherever practicable, to provide continued employment. All employees are encouraged to share in the growth of the Group, being eligible to participate in share option schemes and, in the UK, a Save-As-You-Earn scheme.

Health, safety and environmental issues
In the UK, Acambis is a member of the British Safety Council and is committed to high standards and aims for continuous improvement in health, safety and environmental performance. In the US, Acambis contracts with Mount Auburn Hospital's Occupational Health Service to provide medical surveillance, and prevention and treatment of work-related injuries and illnesses, including administering of appropriate immunisations. The Group has an excellent health and safety record and has never been required to report any accidents or injuries to the Health and Safety Executive in the UK or the Occupational Health and Safety Administration in the US. The Group seeks to minimise the environmental impact of its activities. Waste materials are recycled, where possible, and hazardous waste is handled by specialist disposal companies.

Other information
Information regarding the substantial shareholders of Acambis, this year's Annual General Meeting, the appointment of the Group's Auditors and Special Business to be conducted at the Annual General Meeting is contained within the Shareholder Information section of this document on page 62.

By order of the Board Gordon Cameron, Company Secretary 15 April 2002	53

(6c)	54
Corporate Governance statement

Corporate Governance focuses on the direction and control of companies and, in particular, the role of the Board of Directors and the need to establish a framework of effective accountability. The following statement describes the main principles of Corporate Governance and how they have been applied by Acambis.

Compliance with the Code of Best Practice
The Company has complied throughout the year with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code, published by the Hampel Committee and the London Stock Exchange.

Statement of applying the Principles of Good Governance
The Company has applied the Principles of Good Governance set out in Section 1 of the Combined Code by complying with the Code of Best Practice as reported above. Further explanation of how the Principles have been applied is set out below and, in connection with Directors' remuneration, in the Report of the Remuneration Committee.

The BioIndustry Association Code of Best Practice ("BIA Code")
The BIACode was introduced in 1999 and the Company has adopted this code since that time and applies it throughout the Group. The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company's shares and standards of public announcements. It is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code, Principles of Good Governance and Code of Best Practice, the Turnbull Report and the rules of the Financial Services Authority. The BIA Code was obligatory for all BIA members from 1 January 2000. The Company, being a member of the BIA complies with the principles in the BIA Code and maintains and develops procedures to support compliance with its specific provisions.

The Board and Committees
Board of Directors
The Board of Directors meets, on average, six times a year and also on an ad-hoc basis as required. It is responsible for the business and commercial strategy, monitoring progress, the approval of major transactions and the approval of financial statements and operating and capital expenditure budgets. The information provided to the Board includes operational reviews, management accounting summaries and ad-hoc reports which provide details in respect of the ongoing running of the business. The Executive Directors of the Company are fully involved with the management of the Group at all levels, retaining overall direction and control of the Group. The Board delegates the day-to-day responsibility of managing the Group to a number of committees, details of which are set out below.

Audit Committee
The Audit Committee is made up of all of the Non-executive Directors and is chaired by Alan Smith. It examines and reviews, on behalf of the Board, internal financial controls, financial and accounting policies and practices, the form and content of financial reports and statements, and the work of the external auditors. The Chief Executive Officer, the Chief Financial Officer and the external auditors may be in attendance at meetings.

Remuneration Committee
The Remuneration Committee is made up of the Chairman and the Non-executive Directors and is chaired by Sir Brian Richards. It determines, on behalf of the Board, the Group's policy for executive remuneration and the individual remuneration packages for the Executive Directors of the Group. The Chief Executive Officer attends the meetings except when his own remuneration is being considered. The Committee has access to professional advice, both inside and outside the Company, in the furtherance of its duties. The Remuneration report is set out on pages 56 to 59. Sir Brian Richards will be retiring from the Board at the forthcoming Annual General Meeting. His replacement as Chairman of the Remuneration Committee will be announced at this time.

Nominations Committee
The Nominations Committee comprises the Chairman, the Chief Executive Officer and the Non-executive Directors, and is chaired by Alan Smith. It has responsibility for proposing to the Board, in the first instance, any new appointments of both Executive and Non-executive Directors.

Group Executive Committee
The Group Executive Committee is made up of the Executive Directors and several other members of the senior management team. It is chaired by the Chief Executive Officer, meets on a fortnightly basis and is responsible for the executive management of the Group. It makes recommendations to the Board as appropriate.

Communication with shareholders
The Board attaches high priority to communications with shareholders. The Annual Report and financial statements and half-year Interim Report are sent to all shareholders, as are copies of any other significant Group press releases. The Directors meet regularly with institutional shareholders and there is an opportunity for individual shareholders to question the Directors at the Annual General Meeting. In addition, the Group has an Internet website (www.acambis.com) to aid communications. All of the Group's press releases, as well as other information on the Group including the current share price, can be accessed through the website.

Internal controls
The Board has applied Principle D.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place since the start of 2000. The process in place is in accordance with Internal Control: Guidance for

Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

During 2000, the Group established a working committee, specifically tasked to review and evaluate the risks to which the business is exposed. This committee is made up of members of the Executive directors of the Board as well as certain members of senior management, all of whom assume different operating responsibilities within the business. Each member participates in the risk-management process and, ultimately, the committee reports its findings to the Board.

In compliance with Provision D.2.1 of the Combined Code, the Board continuously reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report. This assessment considers all significant aspects of internal control arising during the period covered by the report, including the need to have an internal audit function. The Audit Committee assists the Board in discharging its review responsibilities.

(3d)
Risk factors
(4b)
There are risks and uncertainties relevant to the Group’s business. The factors listed below are those that the Group believes could cause the Group’s actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Group.

To date, the Group has not completed the full clinical development of any product candidate. If a product fails in clinical studies, regulatory approval and consequent sales would be delayed. The difficulties, uncertainties and the high level of investment associated with new product development is inherently uncertain. A product can fail at any stage of the process, and late-stage product candidates could fail to receive regulatory approval. New product candidates may appear promising in development but fail to reach the market because of efficacy or safety concerns, the inability to obtain necessary regulatory approvals, the difficulty or excessive cost to manufacture and/or the infringement of patents or intellectual property rights of others. The Group faces the risk that its patent applications may be denied, or that issued patents may be challenged or otherwise not provide protection for any commercially viable products developed. To date the Group has not generated any revenue from product sales. The success of the Group’s products will depend on being able to produce the product at a reasonable cost, convincing doctors to prescribe the product, the patients accepting the product, and the product being more effective than its competitors. Third-party reimbursement and healthcare cost containment may constrain future revenues. A significant proportion of future revenue may depend on payments by third-party payers, including government health administration authorities and private health insurers. The Group may not be able to sell its products profitably if reimbursement is unavailable or limited.

Acambis has a history of operating losses. To fund future operations, Acambis may need additional financing, and this financing may not be available, or may only be available on terms that dilute our shareholders. If the Group is unable to raise additional funds as needed, it may be required to delay, reduce or eliminate some of its development programmes.

Legal factors, including product liability claims, environmental concerns and patent disputes with competitors, could preclude commercialisation of products or negatively affect the profitability of such products, or give rise to liabilities for which the Group may have no, or only limited, insurance coverage.

Acambis has entered into several significant commercial agreements, and the success of products is, therefore, highly dependent on collaborators. These collaborators have significant discretion over the resources they devote, and Acambis cannot guarantee that third parties will devote adequate resources to the collaborations, or that those products can be successfully commercialised without those collaborators.

Regulation imposed by government agencies imposes significant costs and restrictions on the development of pharmaceutical products for human use. Lost market opportunities may result from delays and uncertainties in the approval process of the FDA and comparable agencies in other foreign countries, including the Medicines Control Agency in the UK. Changes in government laws and regulations and the enforcement thereof may also affect the Group’s business.

The loss of key employees could weaken the Group’s scientific expertise and delay the development of products. Biotechnology companies, such as Acambis, are highly dependent on employees who have an in-depth and long-term understanding of Acambis’ technologies, products, programmes, collaborative relationships and strategic goals. The loss of these employees could have a negative impact on the business and prospects of the Group.

The Group’s business may be negatively affected by the intense competition it faces from pharmaceutical and specialised biotechnology companies engaged in the development of vaccines and other drugs in areas in which the Group is engaged. Competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing expertise. Many of Acambis’ competitors may have greater financial and human resources and more experience in research and development. If the Group fails to obtain adequate intellectual property rights for its product candidates, competitors will be able to take advantage of Acambis’ research and development efforts.

The biotechnology field is characterised by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Group’s product candidates obsolete before they generate any revenue.

Acambis may be exposed to changes in applicable accounting standards that are adverse to the Group. Economic factors, over which Acambis has no control, including changes in inflation, interest rates and foreign currency exchange rates and controls, may also have a significant impact on the results of the Group.

This list should not be considered an exhaustive statement of all potential risks and uncertainties.	55

(6b)	56

Remuneration report
As well as complying with the provisions of the Combined Code as discussed within the Company’s Corporate Governance statement on pages 54 and 55, the Board has applied the Principles of Good Governance relating to Directors’ remuneration as described below.

Remuneration Committee
The members of the Remuneration Committee, all Non-executive Directors, are Sir Brian Richards (Chairman), Alan Dalby, Alan Smith, Victor Schmitt, Geoffrey Porges and Michael Lytton. The remit of the Committee is to determine, on behalf of the Board, the remuneration and other benefits of all Executive Directors, including pension contributions, bonus payments, share options and service contracts.

Policy on Executive Director remuneration
The Remuneration Committee is aware that it must both attract and retain individuals of the highest calibre. It therefore aims to ensure that remuneration competitive with comparable publicly listed companies is offered which fairly and responsibly rewards individuals for their contribution to the success of the Group.

Components of Executive Directors’ remuneration
Basic salary and benefits
In determining the basic salary of each Director, the Remuneration Committee takes into account the individual’s performance and responsibilities and the achievement of personal objectives, and pay levels are set in the light of independent assessment of market practices. Salaries are reviewed annually and take account of all responsibility changes. Benefits principally comprise a car allowance and private healthcare.

Annual bonus
Bonuses are non-pensionable and based on a percentage of basic salary, up to a maximum of 50%. Bonuses are paid, at the discretion of the Remuneration Committee, in recognition of each Director’s contribution to the success of the Group. Objectives are set that are both challenging and realistic. The Acambis Share Incentive Plan (see page 59) permits Directors to elect to receive up to 50% of their annual bonus in Acambis shares. Such shares must be held for at least one year and, after such time, the Directors will be entitled to receive one extra share for every four shares held.

Pension scheme
In the UK, the Company operates a self-administered, defined contribution, Inland Revenue-approved pension scheme for the Executive Directors. The Company contributes 18% of basic salary into the scheme on behalf of each Executive Director. In the US, the Company offers a 401K Savings and Retirement Plan for all employees, including Executive Directors. Participants may contribute up to 15% of their annual compensation into the plan. The Company can make discretionary matching contributions, up to a maximum of 3% of basic salary. Pension costs for each Director are shown on page 57.

Notice periods
Executive Directors’ service contracts are terminable by either party with 12 months’ written notice and six months’ written notice in the case of Dr Monath. Upon termination no additional benefits are payable.

External appointments
The Company recognises that Executive Directors may be invited to take up non-executive directorships or public service appointments and that these can broaden the experience and knowledge of the Director from which the Company will benefit. Accordingly, subject to Board approval, they may accept non-executive appointments, as long as this is not likely to lead to a conflict of interest and are allowed to retain any fees paid.

Non-executive Directors’ fees and terms
The Non-executive Directors’ fees are determined by the Board on the basis of independent advice on current levels in similar businesses. Fees are reviewed periodically and supplementary fees may be paid for special duties beyond those normally expected of such a Director. Non-executive Directors are not eligible for pensions, incentives or any similar payments other than out-of-pocket travel and accommodation costs in connection with the performance of their duties. Except for Sir Brian Richards, Non-executive Directors do not participate in the Company’s share option schemes, nor do they receive pension contributions or a bonus. Sir Brian Richards has retained those options granted to him during his term as an Executive Director. The appointments of each of the Non-executive Directors, excluding Victor Schmitt, are terminable by either party with a notice period of three months. Victor Schmitt’s appointment would end under certain circumstances in conjunction with the reduction of Baxter’s shareholding in Acambis, or the termination or breach of the subscription agreement between Baxter and the Company dated 19 September 2000.

Directors’ remuneration
The total remuneration of the Directors for the year ended 31 December 2001 was £1.2m (2000 — £1.2m) and comprised salaries, benefits, bonuses, pension contributions and Non-executive Director fees. The remuneration received by each Director who served during the year was as follows:

	Basic		Bonus	Pension	Total	Total
	salary/fees	Benefits	payment	contributions	2001	2000
Directors	£	£	£	£	£	£

Executive:
Dr. John Brown	247,900	17,405	130,000	44,622	439,927	400,977
Gordon Cameron[1]	191,432	16,029	103,258	31,583	342,302	237,608
Nicolas Higgins	146,515	13,402	77,500	26,373	263,790	237,783
Dr Lance Gordon[2]	57,491	3,764	—	3,291	64,546	280,604

Total	643,338	50,600	310,758	105,869	1,110,565	1,156,972

Non-Executive:
Alan Smith	40,000	—	—	—	40,000	40,000
Alan Dalby	20,000	—	—	—	20,000	20,000
Michael Lytton	14,580	—	—	—	14,580	—
Dr Geoffrey Porges[3]	14,580	—	—	—	14,580	—
Sir Brian Richards[3]	20,000	—	—	—	20,000	20,050
Victor Schmitt[4]	—	—	—	—	—	—

Total	109,160	—	—	—	109,160	80,050

Total	752,498	50,600	310,758	105,869	1,219,725	1,237,022

Notes
1)	During the year, Mr Cameron received £42,164 in addition to the above remuneration, in relation to his relocation from the UK to the US and associated living expenses.
2)	Dr Lance Gordon resigned from the Board on 31 March 2001. Under the terms of his contract, Dr Gordon was entitled to continue to receive full salary and benefits for a period of six months from the date of resignation amounting to £100,928. In addition, Dr Gordon was entitled to a severance payment of £93,400, equal to six months’ salary, within 90 days of his date of resignation.
3)	Both Michael Lytton and Dr Geoffrey Porges were appointed to the Board on 12 March 2001. Their fees represent the period from the date of their appointment.
4)	Victor Schmitt was appointed to the Board on 4 December 2000 and, under the terms of his appointment, does not receive fees.

(6e)
Directors’ interests
The Directors who held office at 31 December 2001 had the following interests in the shares of the Company:

					Number of	Number of
					shares held	shares held
					31 December	31 December
					2001	2000

Dr John Brown					239,602	49,760
Gordon Cameron					22,750	22,750
Alan Dalby					5,000	5,000
Nicolas Higgins					201,936	4,500
Michael Lytton[1]					5,420	n/a
Dr Geoffrey Porges[1]					5,420	n/a
Sir Brian Richards[2]					303,709	103,958
Victor Schmitt					—	—
Alan Smith					1,800	1,800

Each of the Directors beneficially owns less than 1% of the total issued share capital. As at 31 December 2001, the Directors had no interests in shares of any other Group company. On 2 April 2002, Michael Lytton purchased 2,700 shares. Following this transaction, his shareholding increased to 8,120 shares. Save for the above, there have been no changes in the interests of the current Directors in the share capital of the Company since 31 December 2001. The Directors also have an interest as potential beneficiaries in 723,396 ordinary shares held at 15 April 2002 by the Trustees of the Acambis Employees’ Trust.

Note
1)	Both Michael Lytton and Dr Geoffrey Porges were appointed to the Board on 12 March 2001.
2)	16 March 2001, 78,458 of these shares were transferred from Abacus Trustees (Jersey) Limited, a trust of which Sir Brian Richards is a settlor, into the name of Sir Brian Richards.

							57

Remuneration report											58
(6e) Share options
All Directors are eligible to participate in the Company's share option schemes. They consist of an Inland Revenue-approved executive scheme and unapproved executive schemes. The grant of options under the schemes is at the discretion of the Remuneration Committee and their exercise is, in the case of the 1995, 1996 and 1999 Schemes, subject to performance conditions. Grants made from September 2001 onwards are subject to performance conditions relating to the performance of Acambis’ total shareholder return compared to a comparator group of other companies within the industry. The maximum allocation of shares would be acheived if Acambis is ranked in the upper quartile of the comparator group, being pro-rated down to a 50% allocation at a ranking at the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured initially over a three-year period and if not initially achieved in full can be further measured over a four- or five-year period. The Company also operates an Inland Revenue-approved savings-related scheme (“SAYE Scheme”) which is available generally to all UK employees, provided they enter into savings contracts. Options may be granted under any of the schemes by the trustees of an employee trust established by the Company in 1995, The Acambis Employees’ Trust.

The Directors who held office at 31 December 2001 hold options to acquire ordinary shares of the Company under the Peptide Therapeutics Group plc 1994 Unapproved Share Option Scheme (“1994 Scheme”), the Acambis 1995 Unapproved Share Option Scheme (“1995 Scheme”), the Acambis 1996 Approved Share Option Scheme (“1996 Scheme”), the Acambis 1995 Savings-Related Share Option Scheme (“SAYE Scheme”), the Acambis 1999 Share Option Plan (“1999 Plan”), the OraVax 1990 Stock Incentive Plan (“1990 US Scheme”) and the OraVax 1995 Stock Incentive Plan (“1995 US Scheme”), as shown in the table below. Following the introduction of the 1999 Plan in October 1999, no further issues of options will be made under the 1994 Scheme, the 1995 Scheme, the 1990 US Scheme or the 1995 US Scheme.

During the year, Dr John Brown, Nicolas Higgins, Sir Brian Richards and Dr Lance Gordon exercised share options, resulting in an aggregate gain of £1.0m (2000 - £nil, 1999 - £nil) being made by the Directors in the year. The gains made by Dr John Brown, Nicolas Higgins, Sir Brian Richards and Dr Lance Gordon were £0.3m, £0.3m, £0.3m and £0.1m respectively.

Directors	Scheme		1 January 2001	Granted	Exercised	Lapsed	31 December 2001	Exercise price	Earliest date of exercise	Expiry date

Dr John Brown	1994	[1]	215,821	—	(215,821)	—	—	£0.10	22 Nov 95	27 Sep 02
	1994	[1]	83,930	—	(83,930)	—	—	£0.10	22 Nov 95	10 Nov 02
	1995		35,370	—	—	—	35,370	£1.70	28 Nov 98	28 Nov 02
	1995		91,153	—	—	—	91,153	£1.74	11 Sep 99	11 Sep 03
	1995		350,000	—	—	—	350,000	£0.97	01 Apr 02	01 Apr 09
	1996		16,681	—	—	—	16,681	£1.80	09 Jul 99	09 Jul 06
	1999		250,000	—	—	—	250,000	£0.92	28 Sep 03	28 Sep 10
	1999		—	208,000	—	—	208,000	£1.25	24 Sep 04	24 Sep 11
	1999		—	19,520	—	—	19,520	£3.33	31 Dec 04	31 Dec 11
	SAYE		30,273	—	—	—	30,273	£0.32	01 Dec 02	01 Jun 03

Total			1,073,228	227,520	(299,751)	—	1,000,997

Gordon Cameron	1995		170,954	—	—	—	170,954	£1.70	20 Dec 99	20 Dec 03
	1995		160,000	—	—	—	160,000	£0.97	01 Apr 02	01 Apr 09
	1996		17,685	—	—	—	17,685	£1.70	20 Dec 99	20 Dec 03
	1999		150,000	—	—	—	150,000	£0.92	28 Sep 03	28 Sep 10
	1999		—	147,990	—	—	147,990	£1.25	24 Sep 04	28 Sep 11
	1999		—	13,911	—	—	13,911	£3.33	31 Dec 04	31 Dec 11
	SAYE		30,273	—	—	—	30,273	£0.32	01 Dec 02	01 Jun 03

Total			528,912	161,901	—	—	690,813

Nicolas Higgins	1994	[1]	310,854	—	(310,854)	—	—	£0.10	22 Nov 95	13 May 01
	1994	[1]	887	—	(887)	—	—	£0.10	22 Nov 95	07 Oct 01
	1995		23,580	—	—	—	23,580	£1.70	28 Nov 98	28 Nov 02
	1995		80,513	—	—	—	80,513	£1.74	11 Sep 99	11 Sep 03
	1995		238,835	—	—	—	238,835	£0.97	01 Apr 02	01 Apr 09
	1996		16,681	—	—	—	16,681	£1.80	09 Jul 99	09 Jul 06
	1999		150,000	—	—	—	150,000	£0.92	28 Sep 03	28 Sep 10
	1999		—	124,000	—	—	124,000	£1.25	24 Sep 04	24 Sep 11
	1999		—	11,637	—	—	11,637	£3.33	31 Dec 04	31 Dec 11
	SAYE		—	6,250	—	—	6,250	£1.90	29 Oct 04	29 Apr 05

Total			821,350	141,887	(311,741)	—	651,496

Sir Brian Richards	1994	[2]	299,751	—	(299,751)	—	—	£0.10	22 Nov 95	19 Aug 01
	1995		35,370	—	—	—	35,370	£1.70	28 Nov 98	28 Nov 02
	1995		91,728	—	—	—	91,728	£1.74	11 Sep 99	11 Sep 03
	1996		16,681	—	—	—	16,681	£1.80	09 Jul 99	09 Jul 06

Total			443,530	—	(299,751)	—	143,779

Dr Lance Gordon	1990 US3	40,324	—	(40,324)	—	—	$1.50	11 May 99	05 Mar 03
	1990 US4	45,833	—	—	—	45,833	$5.31	11 May 99	14 Dec 04
	1995 US4	20,365	—	—	—	20,365	$26.02	11 May 99	11 Mar 06
	1995 US4	50,913	—	—	—	50,913	$4,91	11 May 99	23 Mar 07
	1999[5]	150,000	—	—	(150,000)	—	£0.92	28 Sep 03	28 Sep 10

Total		307,435	—	(40,324)	(150,000)	117,111

Notes
1) The market value of these shares exercised by Dr John Brown and Nicolas Higgins at the date of exercise was £1.20 per share.
2) The market value of these shares exercised by Sir Brian Richards at the date of exercise was £1.265 per share.
3) The market value of these shares exercised by Dr Lance Gordon at the date of exercise was £2.30 per share.
4) Following Dr Lance Gordon’s resignation from the Board during 2001, these options are exerciseable at any time up to the earlier of 30 March 2006 or the expiry date.
5) These options lapsed on 31 March 2001, the date of Dr Lance Gordon’s resignation.

Further information on each of the Company’s share option schemes, including the number of options outstanding, exercise prices, exercise periods and performance conditions, is set out in note 21 to the financial statements.

(6e) Long-Term Share Incentive Plan
The Acambis Share Incentive Plan (“LTIP”) has been established for Executive Directors and certain senior employees. The Plan is designed to encourage participants to focus their efforts on longer-term growth in shareholder value and to encourage commitment to remain with the Acambis Group.

Long-term incentive awards are made, upon the recommendation of the Remuneration Committee, by the Trustees of the Acambis Employees’ Trust and comprise a right to acquire, at no cost, a fixed maximum number of shares in the Company. The right to acquire shares can only be exercised after three years and is subject to a performance target. Grants made prior to September 2001 are subject to achieving certain increases in the market capitalisation of the Company over a three-year period. Grants made from September 2001 onwards are subject to performance conditions relating to the performance of Acambis’ total shareholder return compared to a comparator group of other companies within the industry over a single three-year period with no opportunity for re-testing. The maximum allocation of shares would be acheived if Acambis is ranked in the upper quartile of the comparator group, being pro-rated down to a 50% allocation at a ranking of the median. No allocation will be made if Acambis’ ranking falls below the median.

At its discretion, the Remuneration Committee can recommend to the Trustees that shares issued pursuant to fund-raisings and/or acquisitions be excluded for the purposes of determining the increase in market capitalisation.

The Directors who held office at 31 December 2001 hold shares of the Company under the LTIP as follows:

Directors	1 January 2001	Granted[1]	Lapsed[2]	31 December 2001	Exercise price[3]	Earliest date of exercise	Expiry date

Dr John Brown	88,933	—	(88,933)	—	nil	03 Jul 01	03 Jan 02
	—	195,488	—	195,488	nil	27 Sep 04	27 Mar 05

Total	88,933	195,488	(88,933)	195,488

Gordon Cameron	53,360	—	(53,360)	—	nil	03 Jul 01	03 Jan 02
	123,711	—	—	123,711	nil	06 Apr 02	06 Oct 02
	—	139,084	—	139,084	nil	27 Sep 04	27 Mar 05

Total	177,071	139,084	(53,360)	262,795

Nicolas Higgins	53,360	—	(53,360)	—	nil	03 Jul 01	03 Jan 02
	—	116,541	—	116,541	nil	27 Sep 04	27 Mar 05

Total	53,360	116,541	(53,360)	116,541

Notes
1) All grants during the year were made in September 2001, and therefore the new exercise conditions referred to above apply.
2) These awards lapsed in July 2001 as a result of their performance criteria not having been met.
3) The exercise price for the awards made under the LTIP is £1.00 in total for the exercise of any number of shares comprised in an award.

The market price of the Company’s shares on 31 December 2001, being the last trading day of the year, was £3.505 per share and the range during the year was £1.035 to £3.530.

Sir Brian Richards, Non-executive Director 15 April 2002								59

Shareholder information							60
(7a) Substantial shareholdings
The shareholdings in the table set out below represent the shareholdings amounting to 3% or more of the ordinary share capital of the Company that had been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985, at the time of publication of the 1999, 2000 and 2001 Annual Reports.

The figures in the columns entitled “2000 Annual Report” and “1999 Annual Report” do not necessarily represent the current shareholdings or percentages held by the respective shareholders.

As at 22 March 2002				2000 Annual Report		1999 Annual Report

	Number of shares held	Percentage	Number of shares held	Percentage	Number of shares held	Percentage

Baxter International Inc.	11,746,041	12.62%	9,071,200	10.23%	—	—
Morley Fund Management	3,650,893	3.92%	—	—	—	—
Phillips & Drew Life Limited	—	—	4,122,260	4.65%	6,866,147	8.72%
Prelude Technology Fund II Limited Partnership	—	—	—	—	2,843,770	3.61%
3i Group plc	—	—	—	—	2,593,908	3.29%
Pasteur Merieux Serums & Vaccins S.A	—	—	—	—	2,502,985	3.18%

As far as is known to the Directors, the Company is not directly or indirectly owned or controlled by another corporation or by any other government and the only shareholder directly or indirectly owning more than 10% of the Company is shown in the above table. All shareholders have the same voting rights.

In December 2000, Acambis entered into a strategic alliance with Baxter, as a result of which equity subscriptions of £12.9m (net of expenses) have been received to date, representing 11.7 million new ordinary shares as shown above. The remaining two subscriptions totalling £13.9m, in respect of a further 9.6 million new shares, will be received in two instalments in June 2002 and June 2003.

Analysis of share register at 22 March 2002

Shareholding			Number of holders	Percentage of total holders	Number of shares	Percentage of issued share capital

1 - 1,000			1,908	56.1	1,038,837	1.1
1,001 - 5,000			1,028	30.3	2,344,629	2.5
5,001 - 100,000			357	10.5	8,822,315	9.5
100,001 - 500,000			70	2.1	15,923,888	17.1
500,001 - 1,000,000			14	0.4	10,991,222	11.8
1,000,001 and over			21	0.6	53,961,028	58.0

			3,398	100.0	93,081,919	100.0

As at 22 March 2002, US record holders, including Baxter and ADR holders, held approximately 23.5% of the issued share capital of ordinary 10p shares.

(9a) Nature of trading market Comparative market price information
(9c)
Acambis shares are traded on the London Stock Exchange under the symbol “ACM”. On 20 February 2001, Acambis’ shares commenced trading on the US NASDAQ market in the form of American Depository Receipts (“ADR”) under the symbol “ACAM”.

The following tables set out the high and low closing mid-market prices for Acambis’ shares and close prices for ADRs:
Shares				ADRs

High		Low	High	Low

Calendar year	Pence per ordinary share		Dollars per ADR

1997	337.6	195.1	n/a	n/a
1998	262.9	65.7	n/a	n/a
1999	125.0	36.0	n/a	n/a
2000
First quarter	134.0	51.5	n/a	n/a
Second quarter	114.5	79.5	n/a	n/a
Third quarter	99.5	77.0	n/a	n/a
Fourth quarter	118.0	79.5	n/a	n/a
2001
First quarter	136.0	103.5	n/a	n/a
Second quarter	137.5	104.5	18.05	16.64
Third quarter	153.5	114.0	23.80	16.50
Fourth quarter	353.0	147.0	51.09	22.76
2002
First quarter	379.0	317.5	55.03	45.01
Monthly high and low prices (for the last full six months) are as follows:
October 2001	289.0	147.0	40.00	22.76
November 2001	315.5	220.5	45.00	30.21
December 2001	353.0	312.5	51.09	44.72
January 2002	379.0	317.5	52.98	45.01
February 2002	369.0	348.5	51.96	48.93
March 2002	375.5	339.5	55.30	48.09

As of 28 March 2002, the mid-market price of an Acambis share was 339.5p and the close price of an Acambis ADR was $45.85. The number of outstanding ordinary shares of 10p each at that date was 93,112,786.

Comparative dividend information
Acambis has never paid any cash dividends on its shares and does not anticipate paying cash dividends in the foreseeable future.					61

Shareholder information	62

Annual General Meeting
The Annual General Meeting of the Company will be held at 11 a.m. on 30 May 2002 at the offices of Weil, Gotshal & Manges, One South Place, London EC2M 2WG. The Notice of the Annual General Meeting accompanies this Annual Report and Form 20-F.

Special business
The special business to be conducted at the Annual General Meeting is detailed in the Notice of the Annual General Meeting. The Articles of Association of the Company provide that the authorised but unissued shares in the capital of the Company are generally at the disposal of the Directors but the provisions of the Companies Act 1985 restrict the Directors from allotting any new shares without the prior authority of shareholders. Whilst they have no present intention of utilising such authority, the Directors will seek authority from the shareholders to allot relevant securities up to an aggregate nominal value of £3,103,760, being one third of the issued ordinary shares of the Company. In addition, authority is being sought from the shareholders for the disapplication of the statutory pre-emption rights in respect of the allotment of new shares pursuant to rights issues or otherwise for cash up to an aggregate nominal value of £465,563, being 5% of the currently issued ordinary shares of the Company in accordance with the current guidelines of the Investment Committee of the Association of British Insurers and the National Association of Pension Funds. Both of these authorities will expire on the earlier of the date of the next Annual General Meeting or 30 August 2003.

Auditors
The Directors will place a resolution before the Annual General Meeting to appoint PricewaterhouseCoopers as auditors for the ensuing year.

(10b) Memorandum and Articles of Association
A summary of the principal provisions of the Group’s Memorandum and Articles of Association can be found by referring to the Registration Statement on Form F-4 (filed with the Securities and Exchange Commission in April 1999) relating to the acquisition of Acambis Inc., as well as the document (filed in November 2000) in relation to the proposed subscription by Baxter International, Inc.

A copy of both the Memorandum and Articles of Association of the Company has been filed with the Registrar of Companies. The Memorandum contains the fundamental provisions of the Company’s constitution. The Articles contain the rules for the internal management and control of the Company.

(10h) Documents on display
Documents referred to in this Annual Report and Form 20-F are available for inspection at the registered office of the Company.

Company information and advisers

Company Secretary, registered	Corporate advisers
office and Group headquarters	Financial advisers and stockbrokers
Gordon Cameron MA ACA	Deutsche Bank
Peterhouse Technology Park	Winchester House
100 Fulbourn Road	1 Great Winchester Street
Cambridge CB1 9PT	London EC2N 2DB
Tel: +44 (0) 1223 275 300

(4a)	Solicitors
Registered number: 2863682	Weil, Gotshal & Manges
Date of incorporation: 19 October 1993	One South Place
Country of jurisdiction: England and Wales	London EC2M 2WG

US operations	Palmer & Dodge
Acambis Inc.	1 Beacon Street
38 Sidney Street	Boston
Cambridge	Massachusetts 02108-3190
Massachusetts 02139	USA
USA
Tel: +1 617 494 1339	Patent Agents
Reddie & Grose
Shareholder information	Daedalus House
The share price is obtainable in most UK	Station Road
and US national newspapers and on	Cambridge CB1 2RE
Acambis’ website at www.acambis.com
Clark & Elbing LLP
London Stock Exchange mnemonic — ACM	176 Federal Street
US Nasdaq ticker symbol — ACAM	Boston
Massachusetts 02110
Reuters reference — ACM.L	USA

Analyst coverage of Acambis	Bankers
Altium Capital	Barclays Bank PLC
CAI Cheuvreux	Cambridge Business Centre
C. E. Unterberg, Towbin	PO Box 326
Commerzbank	Cambridge CB4 3UT
Credit Suisse First Boston
Deutsche Bank	Registrars
Goldman Sachs	Capita IRG Plc
ING Barings	Balfour House
Puilaetco	390/398 High Street
UBS Warburg	Ilford
WestLB Panmure	Essex IG1 1NQ
Williams de Broe
Auditors
Announcements	Arthur Andersen
Interim results — September	Betjeman House
Final results — March	104 Hills Road
Cambridge CB2 1LH
63

Index						64
Accounting policies	26-27	Financial commitments	39-40	R&D update	13-15
Administrative costs	28	Financial instruments	35-36	Reconciliation to US GAAP	21, 40-44
Annual General Meeting	62	Financial overview	16-19	Registrars	63
Arilvax®	11, 13, 35, 47	Financing facility (see lease financing)		Related party transactions	40
Audit Committee	54	Fixed assets	27, 32, 42	Remuneration Committee	54, 56
Auditors	62	Foreign currencies	27, 36, 49	Remuneration report	56-59
Aventis Pasteur	11, 14, 15, 47			Reserves	38
		Goodwill	26, 28, 31	Risk factors	55-56
Balance sheets	23, 24, 43, 51	Group Executive Committee	54
Baxter	3, 10, 11, 12, 16, 17, 25, 47, 52			Segmental information	28
Berna Biotech	11, 14	H. pylori	11, 15, 47	Selected financial information	50-51
Board of Directors	3, 52, 54	Health and safety	53	Senior management	15
		HolaVax-Typhoid	14	Share capital	36
Campylobacter	11, 14	HolaVax-ETEC	11, 14	Share options	27, 37, 58-59
Canton (see manufacturing)				Share register analysis	60
Capital expenditure	19	Independent auditors' report	21	Shareholder information	60-62
Cash	19	Interest	29	Shareholders’ funds	38
Cash flow	25, 43	Internal controls	54-55	Smallpox	12, 16, 17, 46-47
CDC	12, 16, 17, 46-47	Investments	27	Staff costs	30
Chairman’s statement	3			Statement of total recognised gains and losses	22
Charitable donations	53	Japanese encephalitis		Strategy	10-11
ChimveriVax-Dengue	11, 13, 47	(see ChimeriVax-JE)		Subsidiaries	32
ChimeriVax-JE	13	Joint Venture	27, 33-34, 43-44, 47	Substantial shareholdings	60
ChimeriVax-West Nile	11, 14			Stock options (see Share options)
C. difficile	15	Lease financing	11, 16, 17, 19, 36	Summary Group statements	50-51
Collaboration agreements	11, 46-47	Loss on ordinary activities	30
Company information and advisers	63	Loss per ordinary share	31	Taxation	18, 26, 31, 42, 47-48
Corporate Governance statement	54-55			Trading results	18
Creditors	35	Manufacturing	3, 11, 13, 17, 19	Typhoid (see HolaVax-Typhoid)
		MD&A	45-46
Debtors	34	Memorandum and Articles of Association	62	US GAAP reconciliation	21, 40-44
Dengue fever (see ChimeriVax-Dengue)
Department of Defense (US)	11, 14	National Institutes of Health (US)	11, 15	Vaccines market	4-5
Directors’ interests	30, 53, 57	Net loss	18
Directors’ remuneration	30, 57	Nominations Committee	54	West Nile virus (see ChimeriVax-West Nile)
Directors’ report	53	Notes to Group financial statements	26-51
Directors’ responsibilities	20
Discontinued operations	29, 42	Operating overview	12-15
Dividends	53, 61	Operating results	18-19
		Organisational structure	32
Employees	19, 53	Outlook	19
Environment	53
ETEC (see HolaVax-ETEC)		Profit and loss account	22, 44
Evans Vaccines Ltd	35, 47	Pensions	26, 40, 56
Exceptional items	18, 29	Political donations	53

To cross reference the information in this document to Form 20-F, please lift the

Acambis plc
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT UK

Tel: +44 (0) 1223 275 300
Fax: +44 (0) 1223 416 300
E-mail: acambis@acambis.com

www.acambis.com

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

ACAMBIS plc

By:	/s/ Gordon Cameron

Gordon Cameron, Chief Financial Officer

Date: 29 April 2002