Form 20-F/A
period 2002-12-31
ACAMBIS PLC
filed 2003-07-16
CIK 1073965

The following items were the subject of a Form 12b-25 and are included herein:
Item 19 (Exhibits)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Item 19. Exhibits
SIGNATURES
SECTION 302 CERTIFICATION
SECTION 302 CERTIFICATION
Exhibit Index
Exhibit 4.12
Exhibit 4.13
Exhibit 4.14
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 4.24
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38

Explanatory Note

     This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“Form 20-F”). This Form 20-F/A is filed with the Securities and Exchange Commission (the “Commission”) for the purpose of filing certain exhibits under Item 19 which are the subject of a confidential treatment request pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, and have been filed separately with the Commission. This Form 20-F/A does not otherwise change or update the disclosures set forth in the Form 20-F as originally filed on June 30, 2003 and does not reflect events occurring after the original filing of the Form 20-F.

Part III

Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1*	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1*	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1*	Option Agreement between Peptide Therapeutics Limited and the joint ventures between OraVax, Inc. and Pasteur Mérieux Serums et Vaccins known as Pasteur Mérieux OraVac S.N.C. and OraVax Mérieux Co., dated April 17, 1998 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2*	Overview Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.3*	Standstill Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Amendment No. 2 to Schedule 13D filed on January 28, 1999 by Peptide Therapeutics Group plc (File No. 005-48363)).

4.4*	Director’s Service Agreement between Peptide Therapeutics Group plc and John Brown, dated March 1, 1997 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.5*	Director’s Service Agreement between Peptide Therapeutics Group plc and Gordon Cameron, dated March 1, 1997, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6*	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

Exhibit
Number	Description of Exhibit

4.7†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991.

4.8*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.9*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.10†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001.

4.11†	Letter of Appointment between Acambis plc and Victor Schmitt, dated December 4, 2000.

4.12	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc.

4.13	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc.

4.14	Subscription Agreement between Peptide Therapeutics Group plc and Baxter International Inc., dated as of September 19, 2000

4.15**	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000

4.16**	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002

4.17**	Contract Manufacturing Agreement, dated 5 December 2000, between Baxter Healthcare Corporate, Baxter Healthcase S.A., Oravax Inc. and Peptide Therapeutics Group plc

4.18**	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc.

4.19**	Modification 0001, dated December 12, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.20**	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

Exhibit
Number	Description of Exhibit

4.21**	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.
4.23**	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.24**	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.25**	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.26**	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003

4.27**	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003

4.28**	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001

4.29**	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated April 30, 2002

4.30**	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated April 30, 2002

4.31**	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.32**	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.33**	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003

4.34**	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002

4.35**	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002

4.36**	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002

Exhibit
Number	Description of Exhibit

4.37**	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002

4.38**	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003

8.1†	List of Significant Subsidiaries of Acambis plc

10.1†	Consent of PricewaterhouseCoopers LLP

12.1†	Certification of John Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

†	Previously filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ACAMBIS PLC

By: /s/ Gordon Cameron

Name: Gordon Cameron
Title: Chief Financial Officer
Date:	July 15, 2003

CERTIFICATION

I, John Brown, certify that:

1.     I have reviewed the annual report on Form 20-F, as amended by this Form 20-F/A, of Acambis plc;

2.     Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the “Evaluation Date”); and

c.	presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

6.     The registrant’s other certifying officers and I have indicated in the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ John Brown
Name: John Brown Title: Chief Executive Officer

Date: July 15, 2003

CERTIFICATION

I, Gordon Cameron, certify that:

1.     I have reviewed the annual report on Form 20-F, as amended by this Form 20-F/A, of Acambis plc;

2.     Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the “Evaluation Date”); and

c.	presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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

6.     The registrant’s other certifying officers and I have indicated in the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Gordon Cameron
Name: Gordon Cameron Title: Chief Financial Officer

Date: July 15, 2003

Exhibit Index

Exhibit
Number	Description of Exhibit

1.1*	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1*	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1*	Option Agreement between Peptide Therapeutics Limited and the joint ventures between OraVax, Inc. and Pasteur Mérieux Serums et Vaccins known as Pasteur Mérieux OraVac S.N.C. and OraVax Mérieux Co., dated April 17, 1998 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2*	Overview Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on
Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.3*	Standstill Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Amendment No. 2 to Schedule 13D filed on January 28, 1999 by Peptide Therapeutics Group plc (File No. 005-48363)).

4.4*	Director’s Service Agreement between Peptide Therapeutics Group plc and John Brown, dated March 1, 1997 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.5*	Director’s Service Agreement between Peptide Therapeutics Group plc and Gordon Cameron, dated March 1, 1997, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6*	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

Exhibit
Number	Description of Exhibit

4.7†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991.

4.8*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.9*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.10†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001.

4.11†	Letter of Appointment between Acambis plc and Victor Schmitt, dated December 4, 2000.

4.12	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc.

4.13	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc.

4.14	Subscription Agreement between Peptide Therapeutics Group plc and Baxter International Inc., dated as of September 19, 2000

4.15**	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000

4.16**	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002

4.17**	Contract Manufacturing Agreement, dated 5 December 2000, between Baxter Healthcare Corporate, Baxter Healthcase S.A., Oravax Inc. and Peptide Therapeutics Group plc

4.18**	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc.

4.19**	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.20**	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

Exhibit
Number	Description of Exhibit

4.21**	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.23**	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.24**	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.25**	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.26**	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003

4.27**	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003

4.28**	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001

4.29**	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.30**	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.31**	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.32**	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.33**	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003

4.34**	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002

4.35**	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002

4.36**	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002

Exhibit
Number	Description of Exhibit

4.37**	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002

4.38**	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003

8.1†	List of Significant Subsidiaries of Acambis plc

10.1†	Consent of PricewaterhouseCoopers LLP

12.1†	Certification of John Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

†	Previously filed.

4