Form 20-F/A
period 2002-12-31
ACAMBIS PLC
filed 2003-10-03
CIK 1073965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Item 17. Financial Statements
Item 19. Exhibits
SIGNATURES
Exhibit Index
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2
EXHIBIT 14.1

EXPLANATORY NOTE

     This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“Form 20-F”). We are filing this Amendment No. 2 to our Annual Report on Form 20-F/A to amend “Item 17. Financial Statements” and “Item 19. Exhibits” contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, originally filed with the Securities and Exchange Commission on June 30, 2003 and as amended by Amendment No. 1 to our Annual Report on Form 20-F/A filed on July 15, 2003.

     Item 17 of this Form 20-F/A for the fiscal year ended December 31, 2002 has been amended to include a revised Report of Independent Accountants related to the financial statements of Acambis plc (the “Registrant”) as of December 31, 2002 and for the year then ended and to include a copy of the Report of Independent Auditors related to the financial statements of Acambis plc as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, which were audited by independent auditors who have ceased operations and which was inadvertently omitted from the original Form 20-F filed on June 30, 2003. These amendments are being made to ensure compliance with the Auditing Standards Board of the AICPA revised reporting framework (AU 508) for successor auditor reporting when the predecessor auditor has ceased operations.

     In addition, Item 17 of this Form 20-F/A has been amended to remove the heading “restated” from the 2001 and 2000 columns of the group profit and loss account and to correct the heading and one reference in footnote A (both contained on page 18 of the financial statements included in the Registrant's annual report), both of which incorrectly described the reclassification of certain line items in the Form 20-F as previously filed.

     Item 19 of this Form 20-F/A has been revised to include certain currently dated certifications of our principal executive officer and principal financial officer, and a current consent of our independent accountants, PricewaterhouseCoopers LLP.

     This Form 20-F/A consists of a cover page, this explanatory note, the information required by Item 17 (Financial Statements) and Item 19 (Exhibits) of Form 20-F, a signature page, and the principal executive officer and principal financial officer certifications required to be included herein. In accordance with Rule 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, as amended, the complete text of Item 17 and Item 19, as amended, is included or incorporated by reference herein. However, with respect to the financial statements, other than the amendments listed above, no changes have been made.

     This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

Part III

Item 17. Financial Statements

(17b) INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ACAMBIS PLC

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Acambis plc

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, of total recognized gains and losses, and of cash flows present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Acambis plc as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, prior to the revisions discussed in Note 1, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated April 15, 2002.

     Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 to the extent summarized in Note 29 to the consolidated financial statements.

     As discussed above, the financial statements of Acambis plc as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent auditors who have ceased operations. As described in Note 1, certain items in these financial statements have been revised. We audited the adjustments described in Note 1 that were applied to revise the 2001 and 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cambridge, UK

27 March 2003

The audit report of Arthur Andersen (“Andersen”), our former independent public accountant, is included in this Annual Report on Form 20-F/A for purposes of including the Andersen's report on our financial statements for the years ended December 31, 2000 and 2001.

The audit report set forth below is a copy of the audit report, dated April 15, 2002, previously issued by Andersen which was included in our Annual Report on Form 20-F for 2001 filed with the SEC on April 29, 2002. We are including this copy of Andersen's April 15, 2002 audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934, as amended.

This audit report has not been reissued by Andersen in connection with the filing of this Form 20-F/A.

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

Arthur Andersen, Chartered Accountants and Registered Auditors
Betjeman House
104 Hills Road
Cambridge CB2 1LH
15 April 2002

(17c)	GROUP PROFIT AND LOSS ACCOUNT

				2002		2001		2000
(A)		Notes		£’000		£’000		£’000

(B)	Turnover	2		79,716		8,914		6,264
(A)	Cost of sales				(49,249)	(5,063)		(517)

	Gross profit			30,467		3,851		5,747
	Research and development costs				(16,299)	(12,594)		(12,195)
	Administrative costs (including amortisation of goodwill)	3			(4,257)	(3,499)		(2,949)

	Group operating profit/(loss)	4		9,911		(12,242)		(9,397)
	Share of loss of joint venture	14(d	)		(171)	(410)		(2,138)

	Total operating profit/(loss) before exceptional items (Group and joint venture)			9,740		(12,652)		(11,535)
	Exceptional items:
	Profit on disposal of fixed asset investment			–		–		221
	Profit on sale of discontinued operations			–		–		414
	Amounts written off fixed asset investment	5			(85)	(423)		(670)

	Profit/(loss) on ordinary activities before finance charges			9,655		(13,075)		(11,570)

	Interest receivable			685		857		983
	Interest payable and similar charges	6			(1,211)	(214)		(216)
	Exchange gain/(loss) on foreign currency borrowings	18		449		(126)		(271)

(B)	Profit/(loss) on ordinary activities before taxation	7		9,578		(12,558)		(11,074)

(C)	Taxation	10			(3)	131		–

	Profit/(loss) on ordinary activities after taxation (being retained profit/(loss) for the financial year)			9,575		(12,427)		(11,074)

	Earnings/(loss) per ordinary share (basic)	11		10.0	p	(13.7	)p	(13.9	)p
	Earnings/(loss) per ordinary share (fully diluted)	11		9.7	p	(13.7	)p	(13.9	)p

A statement of movements on reserves is given in note 22.

The accompanying notes are an integral part of this Group profit and loss account.
All amounts in 2002 arise from continuing operations (see note 4).

(17d)	GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES For the year ended 31 December

	2002	2001	2000
	£’000	£’000	£’000

Profit/(loss) for the year	9,575	(12,427)	(11,074)
Gain/(loss) on foreign currency translation	1,276	(314)	(817)

Total recognised gains and losses for the year	10,851	(12,741)	(11,891)

The accompanying notes are an integral part of this Group statement of total recognised gains and losses.

18

(A)	Cost of sales — reclassification
The Group has begun to classify the costs directly attributable to funded research and vaccine manufacture programmes as cost of sales, rather than research and development expenditure. This is because the Directors believe this classification more appropriately reflects the nature of the arrangements into which the Group has entered. In the three financial years shown, cost of sales represent only those costs incurred on the two CDC smallpox vaccine contracts. The reclassification of 2001 and 2000 costs from R&D costs to cost of sales amounted to £5.1m and £0.1m respectively. There is no impact on net profit.

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

Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1*	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1*	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1*	Option Agreement between Peptide Therapeutics Limited and the joint ventures between OraVax, Inc. and Pasteur Mérieux Serums et Vaccins known as Pasteur Mérieux OraVac S.N.C. and OraVax Mérieux Co., dated April 17, 1998 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2*	Overview Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.3*	Standstill Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Amendment No. 2 to Schedule 13D filed on January 28, 1999 by Peptide Therapeutics Group plc (File No. 005-48363)).

4.4*	Director’s Service Agreement between Peptide Therapeutics Group plc and John Brown, dated March 1, 1997 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.5*	Director’s Service Agreement between Peptide Therapeutics Group plc and Gordon Cameron, dated March 1, 1997, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6*	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

Exhibit
Number	Description of Exhibit

4.7†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991.

4.8*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.9*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.10†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001.

4.11†	Letter of Appointment between Acambis plc and Victor Schmitt, dated December 4, 2000.

4.12†	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc.

4.13†	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc.

4.14†	Subscription Agreement between Peptide Therapeutics Group plc and Baxter International Inc., dated as of September 19, 2000

4.15**†	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000

4.16**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002

4.17**†	Contract Manufacturing Agreement, dated 5 December 2000, between Baxter Healthcare Corporate, Baxter Healthcase S.A., Oravax Inc. and Peptide Therapeutics Group plc

4.18**†	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc.

4.19**†	Modification 0001, dated December 12, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.20**†	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

Exhibit
Number	Description of Exhibit

4.21**†	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**†	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.
4.23**†	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.24**†	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.25**†	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.26**†	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003

4.27**†	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003

4.28**†	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001

4.29**†	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated April 30, 2002

4.30**†	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated April 30, 2002

4.31**†	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.32**†	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.33**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003

4.34**†	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002

4.35**†	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002

4.36**†	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002

Exhibit
Number	Description of Exhibit

4.37**†	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002

4.38**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003

8.1†	List of Significant Subsidiaries of Acambis plc

12.1	Section 302 Certification of John Brown

12.2	Section 302 Certification of Gordon Cameron

13.1	Certification of John Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP

*	Incorporated by reference.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

†	Previously filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ACAMBIS PLC

By: /s/ Gordon Cameron

Name: Gordon Cameron
Title: Chief Financial Officer
Date:	October 3, 2003

Exhibit Index

Exhibit
Number	Description of Exhibit

1.1*	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1*	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1*	Option Agreement between Peptide Therapeutics Limited and the joint ventures between OraVax, Inc. and Pasteur Mérieux Serums et Vaccins known as Pasteur Mérieux OraVac S.N.C. and OraVax Mérieux Co., dated April 17, 1998 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2*	Overview Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on
Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.3*	Standstill Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Amendment No. 2 to Schedule 13D filed on January 28, 1999 by Peptide Therapeutics Group plc (File No. 005-48363)).

4.4*	Director’s Service Agreement between Peptide Therapeutics Group plc and John Brown, dated March 1, 1997 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.5*	Director’s Service Agreement between Peptide Therapeutics Group plc and Gordon Cameron, dated March 1, 1997, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6*	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

Exhibit
Number	Description of Exhibit

4.7†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991.

4.8*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.9*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.10†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001.

4.11†	Letter of Appointment between Acambis plc and Victor Schmitt, dated December 4, 2000.

4.12†	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc.

4.13†	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc.

4.14†	Subscription Agreement between Peptide Therapeutics Group plc and Baxter International Inc., dated as of September 19, 2000

4.15**†	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000

4.16**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002

4.17**†	Contract Manufacturing Agreement, dated 5 December 2000, between Baxter Healthcare Corporate, Baxter Healthcase S.A., Oravax Inc. and Peptide Therapeutics Group plc

4.18**†	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc.

4.19**†	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.20**†	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

Exhibit
Number	Description of Exhibit

4.21**†	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**†	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.23**†	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.24**†	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.25**†	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.26**†	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003

4.27**†	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003

4.28**†	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001

4.29**†	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.30**†	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.31**†	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.32**†	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.33**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003

4.34**†	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002

4.35**†	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002

4.36**†	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002

Exhibit
Number	Description of Exhibit

4.37**†	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002

4.38**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003

8.1†	List of Significant Subsidiaries of Acambis plc

12.1	Section 302 Certification of John Brown

12.2	Section 302 Certification of Gordon Cameron

13.1	Certification of John Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP

*	Incorporated by reference.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

†	Previously filed.

4