Form 20-F
period 2003-12-31
ACAMBIS PLC
filed 2004-06-28
CIK 1073965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

-OR-

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

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

ORDINARY SHARES OF 10 PENCE EACH

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of period covered by this Annual Report –
99,011,883 ordinary shares of 10p each as of December 31, 2003

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

Back to Contents

ABBREVIATIONS USED IN THIS DOCUMENT
ADR	American Depository Receipt
BIA	BioIndustry Association
BLA	Biologics License Application
BPC	Berna Products Corporation
CDC	US Centers for Disease Control and Prevention
EMEA	European Agency for the Evaluation of Medicinal Products
FASB	Financial Accounting Standards Board
FDA	US Food and Drug Administration
FIN	FASB Interpretation Number
FRS	Financial Reporting Standard
IAS	International Accounting Standard
IFRS	International Financial Reporting Standards
IND	Investigational New Drug Application
MVA	Modified Vaccinia Ankara
NIAID	US National Institute of Allergy and Infectious Diseases
R&D	Research and development
RFP	Request for Proposals
SAB	Staff Accounting Bulletin
SEC	US Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standard
UITF	Urgent Issues Task Force
UK GAAP	United Kingdom generally accepted accounting principles
US GAAP	United States generally accepted accounting principles
WHO	World Health Organization

Item 1       Not applicable

Item 2       Not applicable

Item 3       Key Information

A       Selected financial data

Acambis is a UK public limited company with shares listed on the London Stock Exchange and, in the form of American Depositary Receipts (ADRs), on the NASDAQ National Market. This is the Form 20-F for the year ended December 31, 2003. References to the Group and Acambis throughout this document relate to Acambis plc and all of its subsidiary and associated undertakings. References to the Company are to Acambis plc, the ultimate holding company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group’s operations are discussed in the operating and financial review, risk factors and the corporate governance statement sections contained within the most recent Annual Report and in documents as filed with the US Securities and Exchange Commission from time to time.

SELECTED FINANCIAL INFORMATION (IN THOUSANDS, EXCEPT PER SHARE DATA)
The following selected financial information for each of the fiscal years in the five-year period ended December 31, 2003 has been derived from Acambis’ audited Group financial statements. The selected financial data has been prepared in accordance with United Kingdom generally accepted accounting principles (UK GAAP). The Group financial statements for the three-year period ended December 31, 2003 are included in Item 17. Details on the exchange rate from Sterling to US Dollars can be found in Item 10D.

Back to Contents

	Year ended Dec 31

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Statement of operations data:
UK GAAP
Turnover (revenues)	169.1	79.7	8.9	6.2	5.6
Cost of sales	(98.4)	(49.2)	(5.1)	(0.5)	—

Gross profit	70.7	30.5	3.8	5.7	5.6
Research and development costs	(19.9)	(16.5)	(13.0)	(14.4)	(16.4)
Sales and marketing costs	(1.3)	—	—	—	—
Administrative costs (including amortisation of goodwill)	(4.7)	(4.3)	(3.5)	(2.9)	(2.8)
Exceptional administrative item: settlement of BTG agreement	(7.4)	—	—	—	—

Total operating expenses	(33.3)	(20.8)	(16.5)	(17.3)	(19.2)

Operating profit/(loss)	37.4	9.7	(12.7)	(11.6)	(13.6)
Interest receivable, net	1.1	(0.5)	0.7	0.8	1.1
Amounts released/(provided) against fixed asset investment	0.5	(0.1)	(0.4)	—	—
Exchange gain/(loss) on US currency borrowings	0.4	0.5	(0.1)	(0.3)	—
Taxation	(3.9)	—	0.1	—	—

Profit/(loss) on ordinary activities after taxation	35.5	9.6	(12.4)	(11.1)	(12.5)

Basic earnings/(loss) per ordinary share	£0.35	£0.10	£(0.14)	£(0.14)	£(0.19)

Basic number of shares – weighted average	102,823,221	96,101,507	91,027,463	79,638,484	65,979,689

Diluted earnings/(loss) per ordinary share	£0.34	£0.10	£(0.14)	£(0.14)	£(0.19)

Diluted number of shares – weighted average	104,393,147	98,976,882	91,027,463	79,638,484	65,979,689

	As at Dec 31

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Balance sheet data:
UK GAAP
Cash and liquid resources	125.2	11.8	22.2	21.1	19.5
Working capital (including debtors due after one year)	58.9	30.7	19.4	21.2	16.3
Fixed assets (tangible)	21.0	20.0	12.3	3.2	4.6
Fixed assets (intangible)	18.4	13.6	14.8	16.0	17.3
Total assets	196.4	153.8	64.8	52.8	44.3
Long-term obligations	(12.3)	(18.9)	(20.5)	(6.5)	(2.0)
Called-up share capital	10.6	9.9	9.3	8.9	7.8
Shareholders’ equity (net assets)	86.9	46.3	27.7	36.1	37.7

B      Not applicable

C      Not applicable

D      Risk factors

Acambis’ business is subject to a number of significant risks, including those described below. These risks are not the only risk that Acambis faces in its business. Additional risks not presently known to Acambis, or that it currently deems to be immaterial, may also affect its business operations, and this section should not be considered an exhaustive statement of all potential risks and uncertainties with respect to Acambis and its business.
     Inaccurate forecasts leading to overestimate of profit, unexpected calls on reserves or significant unexpected increases in working capital requirements may lead to Acambis being unable to trade as a going concern. In addition to normal accounting requirements, there are requirements that need to be met in order for Acambis to maintain its listings on the London Stock Exchange and on the NASDAQ National Market. New or revised accounting standards and regulatory requirements introduced from time to time by UK, US or other international accounting standard setting boards could have a material adverse impact on Acambis’ reported financial results.
     Acambis conducts a substantial part of its business outside the UK and is, therefore, subject to fluctuations in the exchange rate with other currencies, particularly the US dollar. Acambis has no control over changes in inflation or interest rates, foreign currency exchange rates and controls or other economic factors affecting its business or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which it operates. These factors could materially affect Acambis’ future results of operations.

Back to Contents

THE SAFETY AND EFFICACY OF ACAMBIS’ PRODUCTS DURING DEVELOPMENT MAY BE UNCERTAIN
There may be issues regarding the safety and efficacy of products both when licensed and while in clinical development. Any failure of safety or efficacy could lead to a project’s demise, the recall of a product, or the suspension or withdrawal of a necessary licence. Acambis may not have the ability to take any particular research project through to market due to issues regarding safety and efficacy, the ability to obtain necessary regulatory approvals, difficulty or excessive cost to manufacture, infringement of patents or intellectual property (IP) rights of others, or the lack of sufficient reserves to continue research and development to a satisfactory conclusion. Additionally, the developmental stage of many of our products is quite long and there can be no assurance that the development of certain of our products will be completed in a timely manner.

FAILURE TO PROTECT ITS INTELLECTUAL PROPERTY COULD HARM ACAMBIS’ BUSINESS
There are several issues relating to IP where patent applications may be denied, or issued patents may be challenged or otherwise not provide protection for any commercially viable product. Owing to the nature of the field in which Acambis operates, there is a high project and product attrition rate and any product can fail at any stage of the process from initial investigation to final licensure, and products can be withdrawn at any stage even after they are licensed.

LOSS OF OUR MANUFACTURING FACILITY COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS
Acambis has only one manufacturing facility, which is located in the US. In the event that this manufacturing facility were to experience operational difficulties or if Acambis were to lose this facility completely, the result would likely have a significant impact on its financial results.

ETHICAL ISSUES MAY IMPEDE THE DEVELOPMENT OF OUR PRODUCTS
In addition, there are ethical issues associated with operating in the biotechnology sector, particularly regarding the obligatory requirements to precede human clinical trials with other in vivo testing, and ethical issues surrounding the availability and moral obligations in the conduct of clinical trials in humans. The type of trial required is determined in discussion with the regulatory authorities and costs are widely influenced by the outcome of these discussions. This may further affect Acambis’ ability to produce products at a reasonable cost.

IF ACAMBIS IS NOT ABLE TO OBTAIN ADEQUATE FUNDING FOR ITS PRODUCTS AND RESEARCH, THE DEVELOPMENT OF ITS PRODUCTS COULD BE SIGNIFICANTLY IMPEDED
The nature of biotechnology research means that there are high front-end costs associated with products, which may have lead times to market of several years. Acambis may have insufficient funds for its products or operations either through the inability to raise future funds or by finding that fundraising is only available on unattractive or unacceptable terms, for example by shareholder dilution. If additional funds cannot be raised as needed, this may result in the delay, reduction or elimination of some development programmes. In addition, Acambis has undergone, and continues to undergo, rapid change resulting from its transition from solely a start-up biotechnology company without a proven product to a profitable trading business. Acambis has a major contract with the US Government relating to manufacture of a smallpox vaccine and continuing the process of taking that investigational product through to licensure. The costs associated with this programme and revenue recognition from it will have a material impact on Acambis’ financial results until the product is approved.

THE BIOTECHNOLOGY INDUSTRY IN THE US AND THE UK IS INTENSELY COMPETITIVE AND COMPETITORS MAY HAVE SUPERIOR PRODUCTS AND RESEARCH AND DEVELOPMENT
Acambis’ business may be negatively affected by the intense competition it faces from pharmaceutical and specialist biotechnology companies engaged in the development of vaccines in areas in which Acambis is engaged. Acambis has not yet completed the full clinical development and subsequent registration of any product candidate. Competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing expertise. Many of Acambis’ competitors may have greater financial and human resources and more experience in R&D. If Acambis fails to obtain adequate IP rights for its product candidates, competitors may be able to take advantage of Acambis’ R&D efforts. Additionally, the biotechnology field is characterised by significant and rapid technological change. Research and discoveries by its competitors may result in medical insights or breakthroughs that render Acambis’ product candidates obsolete before they generate any income.

ACAMBIS EXPERIENCES SIGNIFICANT COMPETITION FOR QUALIFIED EMPLOYEES WITH INDUSTRY EXPERIENCE
Acambis is based in areas where there is intense competition for hiring and retaining employees with biotechnology experience, which may lead to increased costs or decreased availability of staff. Furthermore, the loss of key employees could weaken Acambis’ scientific expertise and delay the development of products. Acambis is highly dependent on employees who have an in-depth and long-term understanding of its technologies, products, programmes, collaborative relationships and strategic goals. The loss of these employees could have a negative impact on Acambis’ business and prospects.

Back to Contents

THE SUCCESS OF SEVERAL OF ACAMBIS’ PRODUCTS IS DEPENDENT UPON THE PERFORMANCE OF THIRD PARTY COLLABORATORS
Acambis has entered into several significant commercial agreements and the success of products is, therefore, highly dependent on collaborators. These collaborators have significant discretion over the resources they devote and Acambis cannot guarantee that third parties will devote adequate resources to the collaborations or that those products can be successfully commercialised without those collaborators. Failure of its collaborators to perform adequately under their commercial agreements could materially adversely affect Acambis’ ability to produce certain product and could also materially adversely affect its results of operations.

ACAMBIS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION IN BOTH THE US AND THE UK WHICH IMPOSE SIGNIFICANT ADDITIONAL COSTS AND RESTRICTIONS
All companies working in vaccines for use in humans are subject to a severe regulatory environment. Regulations enforced by government agencies could impose significant costs and restrictions on the development, testing, approval and manufacturing of pharmaceutical products for human use. Lost market opportunities may result from delays and uncertainties in the approval process of the US FDA, the European Agency for the Evaluation of Medicinal Products and comparable agencies in other foreign countries. In some countries, including the US and those of the European Union, regulatory controls have become increasingly demanding, increasing not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. Acambis expects that this trend will continue and will expand to other countries.

THE SUCCESS OF ACAMBIS’ PRODUCTS IS DEPENDENT UPON THEIR ACCEPTANCE IN THE MARKET
With regard to products, Acambis may face patient inertia and reluctance to change from branded products already on the market. Product success will depend on Acambis being able to produce the product at a reasonable cost, convincing doctors to prescribe the product, patients accepting the product and the product being more effective than its competitors. Where the purchaser is not a private individual, third-party reimbursement and healthcare cost containment may operate to constrain healthcare budgets and, therefore, the price of the product. A significant proportion of future revenue may depend on payments by third-party payers, including government health administration authorities and private health insurers. Acambis may not be able to sell its products profitably if reimbursement is unavailable or limited.

ACAMBIS MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE AGAINST PRODUCT LIABILITY OR OTHER CLAIMS
Legal factors, including product liability claims, environmental concerns and patent disputes with competitors, could preclude commercialisation of products or negatively affect the profitability of such products, or give rise to liabilities for which the Group may have no, or only limited, insurance coverage. The nature of Acambis’ business exposes it to potential product liability claims inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of its products. Acambis secures insurance before commencing clinical trials and periodically reviews its insurance coverage, however, in the event of any claim, it is possible that the level of insurance Acambis presently carries or in the future may not be adequate, and a product liability or other claim may materially and adversely affect its financial position.

DIFFERENCES BETWEEN UK AND US GAAP MAY HAVE A SIGNIFICANT IMPACT ON ACAMBIS’ FINANCIAL STATEMENTS WHEN RECONCILING TO US GAAP
     New or revised accounting standards in both the UK and the US which may be introduced from time to time by UK, US or other international accounting authorities could have a material adverse impact on Acambis’ reported financial results when reconciled to US GAAP, as certain accounting standards and principles differ under US GAAP and UK GAAP. In the event that a material difference between UK GAAP and US GAAP in the treatment of certain items is not correctly accounted for, Acambis could be required to revise or possibly undertake a restatement of its financial statements, which, if material, could increase the cost of its audit procedures and delay the release of its financial results.

ACAMBIS’ NET PROFITS ARE AFFECTED BY TAXATION
The effective tax rate on the Group’s earnings is affected by the tax rates applicable in the UK and the US. Changes in tax laws or in their application with respect to matters, such as transfer pricing, that relate to the proportion of the Group’s earnings, which may be taxed at more favourable rates, could increase the Group’s effective tax rate and adversely affect its net earnings.

Back to Contents

Item 4           Information on the Company

A      History and development of Acambis

COMPANY SECRETARY, REGISTERED OFFICE AND GROUP HEADQUARTERS
Elizabeth Brown
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT, UK
Telephone +44 (0) 1223 275 300

Acambis plc
Registered number 2863682
Date of incorporation October 19, 1993
Country of jurisdiction England and Wales

Acambis is a developer of vaccines against infectious diseases. As a fully integrated biotechnology company, it is capable of taking new vaccines from early-stage research through to sales of the approved product. Its employees are based at facilities in Cambridge, UK, Cambridge and Canton, MA, US, Miami, FL, US and Toronto, Canada.
     Like most biotechnology companies, Acambis started life as a research-focused organisation. Today, it is looking to establish itself as one of the world’s leading vaccine companies, with existing product sales, a strong pipeline of products in development and research projects that will drive longer-term growth.
     Acambis was established in 1992 in the UK as Peptide Therapeutics Limited and floated on the London Stock Exchange in November 1995. It listed its shares in the form of ADRs on NASDAQ in February 2001.
     In May 1999, it acquired a US-based vaccine research company, OraVax, Inc. and, in December 2000, was renamed Acambis plc. Around that time, it refocused its operations on the development of vaccines, and subsequently sold its drug discovery business, Mimetrix, to Medivir AB, a Swedish biotechnology company.
     Acambis is best known for its work in the smallpox vaccine field, primarily as a result of a major contract with the US Government. It started work on developing a new smallpox vaccine (ACAM1000) in 2000, having been awarded a contract by the US Government to develop and test a new vaccine and manufacture a 40 million-dose stockpile of the vaccine once it had been licensed. Following the events of September 11, 2001, this contract was expanded to produce 54 million doses of ACAM1000 smallpox vaccine and Acambis bid for and won a second US Government contract to manufacture 155 million doses of its investigational smallpox vaccine, ACAM2000, as part of the US’s new plan to establish a stockpile sufficient to provide a dose for every man, woman and child in the US. In May 2003 the ACAM1000 and ACAM2000 contracts were combined. Acambis is supplying the US with 209 million doses of its investigational ACAM2000 vaccine (see further information in Item 10C(a)). It is also supplying the vaccine to a number of other governments around the world as an investigational product.
     In 2000, Acambis established a strategic alliance with Baxter Healthcare Corporation, part of Baxter International, Inc. This involved a number of agreements, including Baxter taking an equity stake in Acambis and a manufacturing agreement. Since then, the relationship has expanded into other important areas, including the smallpox vaccine supply contracts and development of a next-generation smallpox vaccine, Modified Vaccinia Ankara (MVA), under a contract with the US National Institute of Allergy and Infectious Diseases (NIAID). Although Baxter no longer has a shareholding in Acambis and the manufacturing agreement was recently terminated, the strength of the relationship means that the two companies continue to work very closely in these other key operational areas.
     As part of its aim to be as self-reliant as possible, Acambis has put in place two strategically important competencies: manufacturing; and sales, marketing and distribution. Its manufacturing capability comes through a facility in Canton, MA that underwent a major reactivation programme between 2001 and 2003. The sales, marketing and distribution capability was added in August 2003 through the acquisition of Berna Products Corporation (BPC), based in Miami, FL, which sells an oral typhoid vaccine, Vivotif®, in North America.
     Acambis has a broad portfolio of vaccines in development. In its smallpox vaccine franchise, it has two investigational products – ACAM2000 and MVA – and also acts as agent for sales of a third investigational product, Vaccinia Immune Globulin (VIG), for Cangene Corporation outside North America and Israel. On the back of the BPC acquisition, Acambis is developing a travel vaccine franchise, and has a number of vaccines undergoing clinical testing that it plans to channel through BPC alongside Vivotif®, including vaccines against yellow fever and Japanese encephalitis. A vaccine against dengue fever is being developed in collaboration with Aventis Pasteur. In November 2003, Acambis became the first company to initiate human clinical trials of a vaccine against the West Nile virus, which, since it was first identified in the US in 1999, has spread to 46 US States, infected more that 13,500 people and caused more than 500 deaths. Initial data from this trial were reported in May 2004, and further data are expected in the first half of 2005. Acambis is also developing a vaccine against an antibiotic-resistant bacterium, C. difficile.

Back to Contents

CAPITAL EXPENDITURE IN RECENT YEARS
During 2003, we made additions of short leasehold land and buildings of £2.9m (2002 – £5.0m, 2001 – £6.9m), acquired £1.9m of laboratory and manufacturing equipment (2002 – £4.5m, 2001 –£2.7m) and £1.0m of office equipment (2002 – £1.2m, 2001 – £0.4m). Additions in 2003 were principally in the US. Additions in 2002 and 2001 were primarily in relation to the reactivation of our manufacturing facility in the US. In the period from December 31, 2003 to the end of May 2004, the Group has made additions of £0.6m for laboratory and manufacturing equipment and £0.3m for computer equipment. These additions were in the US. Additions made in 2001 in relation to the manufacturing facility were financed using the finance lease arranged through Baxter. All other additions have been financed using cash.

B      Business overview

THE VACCINE INDUSTRY
The worldwide vaccine market is growing rapidly, driven almost exclusively by the introduction of new products.
     Approximately 70% of the current market is paediatric vaccine sales, which are dominated by five major vaccine businesses that are all part of much larger pharmaceutical organisations. For reasons associated with intellectual property or infrastructure, it is not realistic for Acambis to aim to compete in this segment. Instead, we seek to exploit the potential of new or under-served markets.

OUR PRODUCTS
Our current revenues are principally driven by sales of ACAM2000, the lead product in our smallpox vaccine franchise, which, unusually, is being sold to governments even while it undergoes clinical testing. Additional revenues come from sales in North America of a licensed oral typhoid vaccine, Vivotif® by our sales and distribution operation, BPC.
     We plan to drive future revenues through sales of other products we are currently developing and by acquiring additional products that are licensed or close to licensure.
     We recently conducted an extensive review of our existing portfolio to analyse the potential market opportunities available for our projects. We identified nine key projects that can drive our short, medium and long-term growth. Some fall into one of the two franchises we are developing in smallpox biosecurity and travel vaccines, while others are stand-alone projects that represent significant opportunities we believe to be worth pursuing.
     Ownership of product rights is a key strategy for Acambis because we aim to gain the maximum value from our portfolio by retaining product rights as long as possible. In some cases – such as the travel vaccines – this could be from research to sales because we already have a sales infrastructure in place through BPC. In other cases, such as C. difficile, we plan to take the vaccine through to licensure and then to seek either a partner or a distributor to sell the product.

OUR OPERATIONS
As part of our strategy to hold onto product rights, we have put in place key operations required to develop, test, manufacture and sell a vaccine. Our headquarters are based in Cambridge, UK where, in addition to head office functions, we have a clinical and regulatory team, and business development and sales and marketing departments. Our principal research and development operation is located in Cambridge, Massachusetts, US. Our manufacturing facility is in Canton, Massachusetts, US, together with associated functions such as quality control and quality assurance. BPC, our sales and distribution business, is based in Miami, Florida, US and has an office in Toronto, Canada.

OUR MARKETS
The majority of our revenues today come from sales of our investigational smallpox vaccine to governments, with the US Government being our principal customer.
     As we are currently a relatively small company, we have selected our target markets carefully. Our main focus initially is the US as this is the single largest vaccine market and many of our products can be sold through BPC, either exclusively or possibly as one of a number of channels. In other markets, we will look to find a partner with established systems for distribution of vaccines, such as pharmaceutical companies or supranational organisations.

THE REGULATORY ENVIRONMENT
The process to gain a licence to sell a vaccine takes a long time and requires a significant amount of investment. An application for licensure of a vaccine requires a vast amount of data from the results of clinical and pre-clinical testing and about the manufacturing process, and the standards expected of an approvable product are ever increasing. With our primary focus being on the US, the regulatory authority that oversees much of our work is the US Food and Drug Administration (FDA). However, licensure of our vaccines will often also be sought from other regulatory authorities, such as the European Agency for the Evaluation of Medicinal Products (EMEA).

Back to Contents

In developing new vaccines against infectious diseases, Acambis is aiming to maximise the value of its products by retaining rights to those vaccines for as long as possible. This means not only developing, clinically testing and licensing the vaccines but also, where possible, manufacturing, selling and distributing the product ourselves. Two key elements towards achieving this goal have been the reactivation of our Canton manufacturing facility and the acquisition in August 2003 of a sales, promotion and distribution business, BPC.
Our strategy for the product portfolio focuses on
•	Maximising the value from the existing revenue-generating opportunities;
•	Retaining product rights; and
•	Acquiring or in-licensing additional products to supplement the late-stage pipeline and/or revenue streams.

MAXIMISING EXISTING OPPORTUNITIES
The first of these primarily involves the development of our two key franchises: the smallpox vaccine franchise; and the travel vaccines franchise.
     In the smallpox area, in addition to continuing to deliver on the US Government contract and selling our investigational ACAM2000 vaccine to other governments around the world, we have added two further products: first, by negotiating to act as Cangene Corporation’s agent in sales of its investigational Vaccinia Immune Globulin (VIG); and, secondly, by initiating a programme to develop a third-generation smallpox vaccine, Modified Vaccinia Ankara (MVA), with $9.2m of funding from a US Government contract.
     The travel vaccines franchise has been cemented and expanded by the acquisition of BPC, which brought to Acambis rights to sell in North America a licensed oral typhoid vaccine, Vivotif®, and the sales and distribution infrastructure we had been seeking for the travel vaccines we currently have in development.

RETAINING PRODUCT RIGHTS
Our strong financial position, with cash and short-term investments totalling £125.2m at the end of 2003, gives us the flexibility to invest in our own pipeline up to a later stage of development, thereby retaining the maximum value of the products within the Company. It also enables us to drive development of our projects as rapidly as possible through to licensure and to manufacture and sell the products ourselves where practicable.

ACQUIRING OR IN-LICENSING ADDITIONAL PRODUCTS
Our strong financial position also enables us to acquire or in-license additional products. We are actively pursuing a number of opportunities, with our primary interest being marketed or late-stage products, particularly ones that could be channelled through BPC.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS
The financial statements contained within this Form 20-F have been prepared in accordance with UK GAAP. A reconciliation to United States generally accepted accounting principles (US GAAP) is set out in note 31 in Item 17. The principal differences between UK GAAP and US GAAP accounting arise on revenue recognition timing differences (which resulted in lower revenue being recorded under US GAAP in 2002 which reversed partially in 2003 and the remainder are expected to reverse during 2004 and 2005), accounting for share options, deferred tax, the treatment of goodwill and the acquisition of BPC. These differences are described within note 31 of Item 17.
     For US GAAP purposes, the Group adopted Staff Accounting Bulleting (SAB) 104 with effect from January 1, 2000. In 2002, revenue was recognised for shipments of vaccine that were subject to contingent acceptance by the customer. This had no impact on the amounts recognised in UK GAAP, under the Group’s accounting policies. Under UK GAAP, revenue is recognised on a cost to completion basis. Under US GAAP, the revenue should be deferred until acceptance becomes unconditional.
     During the year ended December 31, 2003 the Group determined that the adjustment relating to revenue recognition for the year ended December 31, 2002 had been incorrectly accounted for. Accordingly the Group has restated the year to December 31, 2002. The adjustment to revenue in the year ended December 31, 2002 has decreased the revenue recognised under US GAAP by £9.8m from £55.6m to £45.8m, and increased the cumulative amount of revenue deferred by £9.8m from £25.2m to £35.0m. See further information in Item 5A under “Restatement of 2002 US GAAP results”.

TURNOVER
The Group’s turnover comprises product sales, licence fees, contract research fees and milestone payments. One customer, the CDC, accounted for 88%, 95% and 64% of Group turnover in 2003, 2002 and 2001 respectively. The Directors are of the opinion that the Group has only one class of business.
     The geographical analysis of turnover by origin and customer location, profit/(loss) on ordinary activities before taxation and net assets/(liabilities) is set out below:

	Europe			North America

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Turnover by customer location	14.1	0.8	0.1	155.0	78.9	8.8
Turnover by origin	14.1	0.8	0.1	155.0	78.9	8.8
Profit/(loss) on ordinary activities before taxation	(0.9)	(2.7)	0.6	40.3	12.3	(13.1)
Net assets/(liabilities)	80.5	53.6	55.8	6.4	(7.3)	(28.1)

Back to Contents

In 2003, sales to Europe represented 8% and sales to North America represented 92% of total sales.
     Profit/(loss) on ordinary activities before taxation in 2003 includes an exceptional item of £7.4m (see note 4 in Item 17), of which £5.3m is included within Europe and £2.1m is included within North America.

EMPLOYEES
At December 31, 2003, Group headcount had increased to 320 (2002 – 274). The increase seen in 2003 was as a result of the acquisition of BPC, in addition to building up the capabilities of the clinical, quality and regulatory functions. Following our announcement in January 2004 regarding the consolidation of research operations to the US and the closure of the UK research department (see Item 5, Portfolio review), we anticipate that the Group headcount will fall to around 280 by the end of 2004.

ADR SPLIT
We have recently undertaken a change in the ratio of our NASDAQ-listed ADRs, which has had the effect of bringing the price of our ADR more in line with the prices of peer group companies.
     Since listing on NASDAQ in February 2001, our ADR price had risen from approximately $18 to around $60. To ensure continued accessibility for both institutional and private investors in the US, we took the decision to change the ADR ratio from one ADR for 10 ordinary shares to one ADR for two ordinary shares. All ADR holders on the register as at February 20, 2004 were issued on February 23, 2004 with four additional ADRs for each one held.

C      Organisational structure

SUBSIDIARY UNDERTAKINGS at December 31, 2003
Company name	Main business	Country of incorporation	Parent company	% owned

Acambis Research Limited	R&D and sales	England and Wales	Acambis plc	100%
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100%
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100%
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100%

The principal trading subsidiaries of the Group are noted above. These subsidiaries are all consolidated into the Group accounts.

D      Property, plant and equipment

DESCRIPTION OF PROPERTY
The following table summarises the premises that Acambis currently leases:

Location	Use	Approximate area	Lease dated	Lease term

Peterhouse Technology Park, Cambridge, UK	R&D/office	30,000 sq ft	December 1998	25 years
Cambridge, MA, USA	R&D/office	53,000 sq ft	January 1996	10 years
Canton MA, USA	Manufacturing	47,000 sq ft	December 2001	5 years
Canton MA, USA	Office/warehousing	27,000 sq ft	April 2002	5 years
Coral Gables FL, USA	Office	11,000 sq ft	August 2003	34 months
Toronto, Canada	Office	6,000 sq ft	August 2003	18 months

Note: In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) in respect of 50% of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, with only 45% of the facility now being rented to Medivir. This sub-lease will expire in November 2004.

The Group believes its properties to be adequately maintained and suitable for their intended use.

Back to Contents

Item 5           Operating and financial review and prospects

A      Operating results

The information in this ‘Operating and financial review and prospects’ section should be read in conjunction with the financial statements (see Item 17) and the Notes thereto and Item 3: Key Information, D: Risk Factors.

PORTFOLIO REVIEW
In the second half of 2003, we conducted a review of our product portfolio to identify the key projects on which to focus our resources. The review highlighted nine high-priority projects that we believe are most likely to generate the greatest return to Acambis, together with a plan to develop several earlier-stage projects that will be the engine of longer-term growth for the Group. We also identified several projects in which we do not intend to invest additional Acambis resources.
     As a result of the portfolio review, we conducted an operational review and decided in January 2004 to consolidate our research activities at our facility in Cambridge, Massachusetts, US, which is resulting in the closure of our research department in Cambridge, UK. Unfortunately, this will lead to the loss of 40 jobs by the end of 2004. This decision in no way reflects upon the quality and calibre of those employees, and we would like to thank them for their contribution to Acambis over the years.

SMALLPOX VACCINES FRANCHISE
ACAM2000
     At the beginning of 2004, we announced that, owing to the US national security threat being raised over the New Year period, a large delivery of approximately 18 million doses was rescheduled from the last week of December 2003 to early February 2004. During the first quarter of 2004, we completed deliveries of our investigational second-generation smallpox vaccine, ACAM2000, under the 155 million-dose order with CDC and approximately 16 million of additional doses ordered by the CDC. These doses are for the CDC’s Strategic National Stockpile, for emergency-use. Further deliveries under the CDC’s existing order will be made during 2004.
     Before the end of 2003, we began our Phase III clinical trials of ACAM2000. In April 2004, we announced the suspension of recruitment of subjects into those trials pending a review of safety data. A decision on the trials is expected during the summer of 2004. Our plan is still to submit applications to the FDA and the EMEA in 2005 for licensure on the basis of demonstrating non-inferiority to the currently licensed, first-generation smallpox vaccine, Dryvax®.
     A Smallpox BioSecurity conference for governments and key scientific advisers was held in Geneva in October 2003 and was made possible through sponsorship by Acambis. Following this and through our marketing efforts in conjunction with Baxter, we continue to pursue a number of expressions of interest from other governments.

VIG
Our discussions with governments on ACAM2000 are facilitated by our ability also to offer Cangene’s investigational VIG product. This stand-by treatment for adverse reactions to smallpox vaccination will be required by any government buying smallpox vaccine. As Acambis is the only company able to offer both smallpox vaccine and VIG, we are in a very strong competitive position. We expect to secure our first orders for VIG during 2004.

MVA
MVA is a weakened form of the current generation smallpox vaccines. Since winning an initial US Government MVA contract in February 2003, we have made good progress on this project.
     In partnership with Baxter, we recently responded to a Request for Proposals (RFP) issued by the NIAID. The RFP is for the manufacture, fill, finish and release of three million doses of MVA and continuation of the clinical testing that started under the first contract, although the NIAID does not anticipate licensure of the vaccine within the proposed timescale for this contract.
     In a cost estimate published by the Congressional Budget Office in May 2003 for Project Bioshield, the US Government’s programme to prepare a defence against bioterrorism, it was indicated that the Department of Health and Human Services plans to purchase up to 60 million doses of MVA at a cost of approximately $15 a dose. We believe that this budget estimate demonstrates the very substantial opportunity offered by the MVA project.

TRAVEL VACCINES FRANCHISE
BERNA PRODUCTS CORPORATION
In August 2003, we announced the acquisition of BPC, a leading travel vaccines business based in Miami, Florida, US. This was a strategically important move in the establishment of our travel vaccines franchise as it enables us to market and distribute our vaccines as well as to develop and manufacture them. BPC’s current revenues come from sales of a licensed oral typhoid vaccine, Vivotif®, for which it has rights to sell in the US and Canada. It made a contribution to Acambis’ revenues during the last four months of 2003 and, for that period, BPC’s revenue had increased by 30% on a like-for-like basis compared with the equivalent period in 2002.

ARILVAX™
ARILVAX™ is the yellow fever vaccine to which we have US sales rights from its owner and manufacturer Chiron Vaccines (Chiron), a division of Chiron Corporation. In December 2003, we submitted a Biologics License Application (BLA) to the US FDA to apply for licensure of ARILVAX™, but we have since decided temporarily to withdraw the application from review, following Chiron’s decision to bring forward its plans to upgrade the plant where the vaccine is manufactured which meant that its facility would not have been ready for a Pre-Approval Inspection (PAI) by the FDA during the statutory 10-month BLA review period. We are working with the FDA and Chiron to minimise the time to re-submission. We currently envisage that Chiron’s manufacturing facility will be PAI ready in the first half of 2005, at which time we will re-submit the BLA.

Back to Contents

CHIMERIVAX-JE
The most advanced of the investigational vaccines we are developing based on our proprietary ChimeriVax™ technology is also, primarily, a travel vaccine. ChimeriVax-JE, which is intended to combat Japanese encephalitis, a leading mosquito-borne virus prevalent in Asia and found in parts of Australia, is expected to enter Phase III trials in 2005. In 2003, we took the decision to bring manufacturing of ChimeriVax-JE in-house. We have completed manufacture of the material and will commence a bridging study during 2004, the purpose of which is to confirm that the material we have produced elicits a response equivalent to that seen in previous clinical trials using differently produced material.

CHIMERIVAX-DENGUE
This project, which is partnered with Aventis Pasteur, is an important opportunity for Acambis given the vaccine’s potential to achieve very significant revenues. ChimeriVax-Dengue is currently undergoing a Phase I clinical trial, which is the first time that the tetravalent (four-component) vaccine has been tested in humans. It follows a proof-of-principle trial with one of the four strains that showed the strain was well tolerated and generated neutralising antibodies in more than 96% of the subjects.

WEST NILE
In 2003, as a result of our rapid response to the newly emerging threat of West Nile virus in the US, we became the first company to initiate human clinical trials of a potential West Nile vaccine. We believe that this vaccine represents a very significant potential product. In 2003, the virus continued to spread across the US, with a total of 46 states being affected during the year. Since West Nile arrived in New York in 1999, it has caused around 13,500 diagnosed cases and more than 500 deaths. We plan to manufacture our investigational ChimeriVax-West Nile vaccine at our Canton manufacturing facility later this year.
     A Phase I clinical trial to test the safety, tolerability and immunogenicity of our West Nile vaccine candidate, ChimeriVax-West Nile, which is being conducted in the US under an FDA Investigational New Drug Application (IND), is continuing.
     The trial included a first cohort of 20 subjects, 15 of whom received ChimeriVax-West Nile and five subjects who received licensed yellow fever vaccine as a control. We recently reported that 100% of the ChimeriVax-West Nile subjects seroconverted to West Nile-neutralising antibodies within 21 days of receiving a single inoculation.
     Following a review of data from the first cohort and discussions with the FDA, the trial is continuing under a modified protocol whereby the total subject numbers being vaccinated is increasing from 60 to 110 and a placebo control will be used in place of the yellow fever vaccine control. Additional results from this expanded trial are expected to be available in the first half of 2005.

C. DIFFICILE
Having identified in 2002 that it was necessary to manufacture new lots of our investigational C. difficile toxoid vaccine to ensure we have vaccine of sufficient potency to be effective in clinical trials, we took the opportunity in 2003 to bring manufacture of the product in-house by establishing a pilot plant at our facility in Cambridge, Massachusetts, US. We are currently manufacturing new material for use in a clinical trial scheduled to start in the second half of 2004.

BAXTER
In December 2003, Baxter sold its 21.3% shareholding in Acambis, which, under a subscription agreement dating from December 2000, it had acquired between December 2000 and March 2003. The shareholding was placed very successfully with several blue-chip institutions.
     We had a commercial agreement with Baxter to manufacture components of its bacterial vaccines at our Canton manufacturing facility. We recently announced that we have reached an amicable agreement with Baxter on the terms for mutual termination of this Canton manufacturing agreement. This agreement dated from December 2000 and required Acambis to manufacture components of Baxter’s bacterial vaccines. As Baxter no longer require this service, they will pay Acambis an unconditional payment of $19m as compensation for termination of the agreement. The first $9m was received in May 2004 and the second and third payments of $5m each will be payable in January 2005 and January 2006 respectively.
     What is most important to Acambis is that neither of these changes with Baxter impacts our most important commercial associations, which relate to our ACAM2000 smallpox vaccine, the MVA project and the use of Baxter’s serum-free vero cell technology to make our ChimeriVax™ vaccines. These collaborations are important to both companies and we continue to enjoy a very close and co-operative working relationship with Baxter.

Back to Contents

IMPORTANT INFORMATION REGARDING THE FINANCIAL POSITION OF ACAMBIS
The review of trading results set out below should be read on the understanding that the following uncertainties exist in the Group’s business.
     Acambis has not yet completed the full clinical development and subsequent registration of any product candidate.
     Acambis has a major contract with the US Government relating to manufacture of a smallpox vaccine and continuing the process of taking that investigational product through to licensure. The costs associated with this programme and revenue recognition from it will have a material impact on Acambis’ financial results until the product is approved.
     Acambis conducts a substantial part of its business outside the UK and is, therefore, subject to fluctuations in the exchange rate with other currencies, particularly the US dollar.
     Acambis has only one manufacturing facility, which is in the US. The loss of this facility may have a significant impact on its financial results.

CRITICAL ACCOUNTING POLICIES
The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of net assets at the date of our financial statements and the reported amounts of revenues and expenses during the period.

Critical accounting policies are those that have a significant impact on the Group's results and require the most difficult, subjective or complex judgments by management. For a full description of our accounting policies please refer to note 1 in Item 17 of our financial statements. Our critical accounting policies under UK GAAP include the following:

REVENUE RECOGNITION
Revenue on long-term contracts is recognised according to estimates by management of the progress of the contract and the estimated total costs. This requires that the extent of progress towards completion of contracts may be estimated with reasonable certainty. Revisions in these estimates may cause the Group's revenues to fluctuate from period to period.
     The Group's US GAAP revenue recognition accounting policy for multiple-element arrangements, which is described more fully in note 31 in Item 17, requires the determination of the fair value of the individual elements of multiple-element arrangements and the allocation of the total contract value amongst the elements identified using the relative fair value method. Under the Group's UK GAAP accounting policy, contracts are accounted for as long-term contracts and are only segmented into multiple elements where this is required by Financial Reporting Standard (FRS) 5, for example where the Group is capable of attributing a reliable fair value to each element by reference to individual transactions (which might be the case, for instance, where separate tenders were submitted for each element). The Group, therefore, makes significant judgments in determining whether a particular multiple-element arrangement is capable of segmentation under the requirements of UK and US GAAP. Where, under US GAAP, segmentation is required, significant assumptions are made in selecting appropriate similar contracts to provide evidence of the fair value of the individual elements. Changes in estimates of fair value of elements in an arrangement would have a significant impact on the timing of revenue recognition.
     Differences in revenue recognition policies under UK GAAP and US GAAP give rise to a significant reconciling adjustment. The size and direction of this reconciling amount in the reconciliation of UK to US GAAP net income will vary considerably from period to period, based on the nature of contract activity in the period and the actual outcome of events relative to the judgement exercised by management.

VALUATION OF LONG-LIVED ASSETS AND GOODWILL
Depreciation and amortisation rates are determined based on management estimates of the expected useful economic lives of the assets concerned. The most appropriate life is determined separately for each asset on acquisition, subject to prescribed ranges of asset lives, as disclosed in note 1 in Item 17 to the financial statements. Changes to the useful lives selected could have a material impact on the Group's net profit.
     The Group assesses the carrying value of long-lived assets and goodwill whenever events or changes in circumstances indicate that such carrying value may not be recoverable, as required by applicable accounting standards. When we determine that the carrying value of long-lived assets and goodwill may not be recoverable, we base any impairment on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. This review is based upon our projections of anticipated timing and amount of future cash flows and appropriate discount rates. While we believe that our assumptions are appropriate, such estimates and assumptions could differ materially from actual results and accordingly result in a material impact on the carrying value of long-lived assets and goodwill.

DEFERRED TAX
The Group has significant brought-forward operating losses in a particular tax jurisdiction, against which, at December 31, 2003, the Group has maintained a partial valuation allowance. In determining the appropriateness of this valuation allowance, estimates are made of the Group's ability to use these losses, based on the estimated taxable profit or loss in that jurisdiction, which include estimates of future revenues and costs, as well as the jurisdiction in which they will arise. Revisions in these estimates may cause the valuation allowance recorded and the Group's tax charge to fluctuate from period to period.

Back to Contents

INVENTORY
Inventory is stated at the lower of cost and net realisable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving or defective inventory on the basis of management’s best estimates and judgements.

RESTATEMENT OF 2002 US GAAP RESULTS
In 2002, 25.9 million doses of smallpox vaccine were shipped to the CDC under the 155-million dose smallpox vaccine contract. Included within the 25.9 million doses were 10.7 million doses of vaccine that were delivered to and accepted by the CDC. The acceptance was on the condition that the doses would be replaced free of charge should, at a later date, the vaccine doses be deemed to be “sub-potent”. The determination of “sub-potent” was with reference to the potency level specified in any product license ultimately issued by the FDA. At the time of approving the 2002 US GAAP financial statements, the Group believed that the 10.7 million doses would not be deemed to be sub-potent, and that if the product was ultimately required to be replaced the financial impact would have been immaterial.
     This portion of the contract should therefore have been treated as a conditional acceptance under US GAAP. Consequently, under US GAAP, revenue of £9.8m was incorrectly recognised in the 2002 financial period. The 2002 US GAAP financial statements have therefore been restated, reducing revenue by £9.8m and increasing net loss by £9.8m. The costs associated with the delivery of those 10.7 million sub-potent doses remain expensed in the 2002 financial period.
      Under UK GAAP, the Group’s primary reporting focus, all relevant factors impacting the accounting treatment had been fully considered, fully discussed and appropriately reflected in the Group’s financial statements. Because the probability that the clause requiring free-of-charge replacement would be triggered was considered very low, there were no UK GAAP accounting implications under the percentage-of-costs-to completion method employed.
     During 2003, those 10.7 million doses were deemed to be sub-potent giving rise to the need to replace those doses. We expect to deliver those doses to the CDC in 2004, and therefore the revenue associated with those replacement doses will be recorded under US GAAP at the point at which the CDC accepts the product.
     In order to improve the controls and procedures surrounding the information prepared in accordance with US GAAP, a number of changes are currently being made to restructure the roles and responsibilities of the US finance team. For further information, see Item 15, ‘Controls and procedures’.

Results of operations
The information contained below covers the results for the year ended December 31, 2003 (prepared under UK GAAP) compared to the prior year ended December 31, 2002, the results prepared (under UK GAAP) for the year ended December 31, 2002 to the prior year ended December 31, 2001, and the Group’s liquidity and capital resources at December 31, 2003 and 2002.

2003 year versus 2002

TRADING RESULTS
REVENUES
Revenue for the year increased significantly to £169.1m (2002 – £79.7m) and arose primarily from the 155 million-dose ACAM2000 smallpox vaccine contract with the CDC. During the year, we also recorded revenue from the sales of ACAM2000 smallpox vaccine, in conjunction with our partner Baxter, to other foreign governments. In 2003, we recorded revenue for the first time from the NIAID in respect of the MVA contract and the first sales from Vivotif® following the acquisition of BPC in August. During the year, we also continued to receive revenues from Aventis Pasteur for our ChimeriVax-Dengue vaccine programme.

COST OF SALES
Cost of sales in 2003 also increased sharply to £98.4m (2002 – £49.2m), in line with revenues, and related to all of the above revenue except costs on the ChimeriVax-Dengue programme, which are recorded within R&D. All costs in relation to the manufacturing plant were expensed within cost of sales following full reactivation at the end of 2002.
     Our gross profit margin increased to 41.8% in 2003 (2002 – 38.3%). This increased margin represents the change in the mix of revenues recorded in the two years.

R&D EXPENDITURE
Expenditure on R&D increased to £19.9m (2002 – £16.5m). The increase in expenditure in 2003 is as a result of the progression of our projects to the later stages of development.
     We have recorded costs under sales and marketing costs for the first time in 2003. Costs were £1.3m in the year (2002 – £nil), representing the internal sales and marketing infrastructure established at the end of 2002 and the relevant costs incurred by BPC from the point of acquisition of that business in August 2003.

Back to Contents

ADMINISTRATIVE COSTS
Administrative costs, including amortisation of goodwill, increased marginally to £4.7m (2002 – £4.3m) as a result of the acquisition of BPC and increased infrastructure costs in other areas of the business.
     In October 2003, we announced that we had reached a £12.0m settlement with BTG International Limited (BTG) to discharge all past and future rights, obligations and claims under a technology licence agreement originally established in 1994. Under the terms of that agreement, Acambis was required to pay 2% of its reported turnover to BTG, potentially until 2024. Of the £12.0m settlement, £4.6m related to historic amounts due under the agreement and is included in cost of sales during 2002 and 2003. The balance of £7.4m has been recorded as an exceptional item against operating profit in 2003.

INTEREST AND OTHER NON-OPERATING INCOME/(EXPENSES)
Interest receivable increased significantly in 2003 to £2.1m (2002 – £0.7m) as a result of the higher levels of cash throughout the period, principally receivable from the smallpox vaccine contract with the CDC.
     In accordance with the Companies Act 1985, in 2003 we recorded a gain of £0.5m (2002 – loss of £0.1m) in respect of the reversal of a previous write-down of the investment held in Medivir AB. At 31 December 2003, the book value of the investment was £0.8m (2002 – £0.3m).
     Interest payable reduced marginally in 2003 to £1.0m (2002 – £1.2m), representing primarily interest payable on the lease-financing facility that exists for the reactivation of our manufacturing plant. During 2003, an exchange gain of £0.4m (2002 – £0.5m) was recorded as a result of the revaluation of the amounts outstanding under our US dollar-denominated debt facility for our ARILVAX™ programme.

PRE-TAX PROFIT
The pre-tax profit for 2003 under UK GAAP was £39.4m (2002 – £9.6m), with the improvement being achieved primarily as a result of increased revenues under our smallpox vaccine programme. Pre-exceptional pre-tax profit for 2003 (excluding the £7.4m exceptional element of the BTG settlement) was £46.8m (2002 – £9.6m).

EFFECTIVE TAX RATE AND TAX CHARGES
In 2003, we recorded a tax charge of £3.9m (2002 – £nil). During 2002 and 2003 the majority of the Group’s historic tax losses have been utilised. The effective tax rate for 2003 was 10% (2002 – nil). We expect that the effective tax rate will increase in 2004 to around 35%.

CAPITAL EXPENDITURE
Capital expenditure in 2003 was £6.0m (2002 – £11.5m). Expenditure during the year related predominantly to the cost of redeveloping and expanding areas of our US R&D facility. The reduction in expenditure over 2002 levels followed the completion around the end of 2002 of the reactivation of our manufacturing plant in the US. We expect expenditure levels in 2004 to be similar to those seen in 2003.

BALANCE SHEET HIGHLIGHTS
i) Cash/debtors
The cash and short-term investments balance of the Group at December 31, 2003 amounted to £125.2m (2002 – £11.8m). The significant increase in cash over 2002 is a result of the majority of cash receipts having been received from the CDC in respect of the ACAM2000 smallpox vaccine contract. At the end of 2003, we still had a major working capital requirement arising from that contract in respect of Phase III clinical trials, the costs of which will be incurred during 2004 and 2005. During the year, trade debtors, included within the total Debtors: amounts receivable within one year, reduced to £8.9m (2002 – £46.1m). The large balance at the end of 2002 represented amounts owed under smallpox vaccine contracts with the CDC.
     In March 2003, the fourth and final instalment of £7.0m in respect of its equity subscription was received from Baxter International, Inc. We anticipate that the cash balance will reduce to a level nearer £100m by the end of 2004, principally due to working capital demands related to funding of the ACAM2000 clinical trials.

ii) Inventory/creditors: amounts falling due within one year
Inventory held at December 31, 2003 amounted to £18.2m (2002 – £48.4m). This balance principally represents work-in-progress and finished goods in relation to our ACAM2000 smallpox vaccine. During 2003, vaccine was shipped to our largest customer, the CDC, and to other foreign governments.

Back to Contents

     Our adopted method for recognising revenue under the ACAM2000 contract with the CDC, which involves the recognition of revenue in line with the degree of completion of the contract, continues to give rise to a significant difference between invoices submitted and amounts recognised as revenue. At the year-end, the amount recorded as deferred income under this contract was £49.5m (2002 21.1m); this is included within the total Creditors: amounts falling due within one year of £96.9m (2002 88.4m). This level of creditors will reduce during 2004 and 2005 as further revenues under the ACAM2000 contract are recognised.

iii) Lease financing and overdraft facilities
Since December 2001, we have not made any further drawdowns from the lease-financing facility secured via Baxter for the reactivation of our manufacturing plant. The balance on the facility at December 31, 2003 was £12.6m (2002 – £14.0m). Interest accruing on the facility during 2003 was repaid from cash. The balance on the ARILVAX™ overdraft facility at December 31, 2003 was £3.9m (2002 – £4.3m).

2002 year versus 2001

TRADING RESULTS
REVENUES
Revenue for 2002 increased significantly to £79.7m (2001 – £8.9m) arising primarily from the ongoing smallpox vaccine contract with the CDC. Activity on this contract increased sharply in 2002 as we undertook manufacture of smallpox vaccine for the US Government stockpile. We also continued to receive revenues from Aventis Pasteur for our ChimeriVax-Dengue vaccine programme.

COST OF SALES
2002 saw a new category on the face of the profit and loss account for cost of sales, representing costs incurred on the CDC contract. Cost of sales in 2002 increased sharply to £49.2m (2001 – £5.1m) in line with the increased activity. The re-classification of 2001 costs from R&D costs to cost of sales, which was made to reflect better the nature of the agreements with the CDC, amounted to £5.1m.

R&D EXPENDITURE
Expenditure on R&D increased to £16.5m (2001 – £13.0m). During 2002, we expensed certain one-off start-up costs in relation to the reactivation of our manufacturing plant. These costs should not be repeated. Since then, the costs relating to the manufacturing plant have been classified within cost of sales when the plant is fully utilised for production activities. In addition, expenditure on our internally funded projects increased marginally during the year as the products within our pipeline progressed through clinical development.
     In 2002, we received the first income from Baxter under the contract manufacturing agreement entered into in December 2000. £1.3m was received as a contribution to our commissioning costs incurred in activating our manufacturing facility. This income has been netted off against R&D costs.

OTHER OPERATING EXPENSES, INCLUDING AMORTISATION OF GOODWILL
Administrative costs, including amortisation of goodwill, increased to £4.3m (2001 – £3.5m), reflecting increased headcount compared to 2001. Interest receivable reduced marginally to £0.7m (2001 – £0.9m) as a result of lower average levels of cash held throughout the period. Interest payable increased significantly to £1.2m (2001 – £0.2m) as a result of the lease-financing facility secured in December 2001 for the reactivation of our manufacturing plant. Under the terms of the agreement, interest on this facility was accrued during 2002. Repayment of interest commenced in 2003. During 2002, an exchange gain of £0.5m (2001 – loss of £0.1m) was recorded as a result of the revaluation of the amounts outstanding under our US dollar-denominated debt facility for our ARILVAX™ programme.

INTEREST AND OTHER NON-OPERATING EXPENSES
In accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, in 2002 we recorded a loss of £0.1m (2001 – £0.4m) in respect of the impairment write-down of the investment held in Medivir AB. At December 31, 2002, the book value of the investment was £0.3m (2001 – £0.4m).

PRE-TAX PROFIT
The pre-tax profit for 2002 was £9.6m (2001 – loss of £12.5m), the improvement achieved primarily as a result of increased revenues under our smallpox vaccine programmes.

CAPITAL EXPENDITURE
Fixed asset additions for 2002 increased to £11.5m (2001 – £8.4m). £9.1m of the expenditure in 2002 related to the investment made to reactivate our manufacturing plant. The process was substantially complete at the end of 2002.

Back to Contents

B      Liquidity and capital resources

The Group had aggregate cash and liquid resources of £125.2m at December 31, 2003 (2002 – £11.8m), an increase of £113.4m since the start of the year (2002 – decrease of £10.4m). During 2003, Acambis received £8.9m (2002 – £7.8m) from the issue of new shares, primarily being attributable to the net proceeds receivable from the equity subscription for new shares by Baxter. Cash generated by operations during the year, principally from the CDC smallpox contract, was £119.1m (2002 – outflow of £6.2m).
     During 2003, we made additions of short leasehold land and buildings of £2.9m (2002 – £5.0m), acquired £1.9m of laboratory and manufacturing equipment (2002 – £4.5m) and £1.0m of office equipment (2002 – £1.2m). Additions in 2002 were primarily in relation to the reactivation of our manufacturing facility.
     From incorporation through to December 31, 2003, Acambis has financed its operations primarily from equity issuances totalling £94.2m, licence fees and milestone payments totalling £3.3m, R&D contract fees and sales of product totalling £270.5m and government grants totalling £4.7m. At December 31, 2003, Acambis held investments in Medivir AB (market value at December 31, 2003 of £0.8m, 2002 0.3m) and in Acambis ordinary shares through Acambis’ Employee Share Ownership Trust (market value at 31 December 2003 of £1.8m, 2002 1.6m). Under the terms of the strategic alliance set up with Baxter in 2000, the Group received cash of £7.0m in 2003 (2002 7.0m) in exchange for new shares in Acambis.
     At December 31, 2003, the balance on the ARILVAX™ overdraft facility was £3.9 m ($7.0m) (2002 4.3m). At December 31, 2003, the Group did not have any undrawn borrowing facilities in respect of this overdraft facility (2002 nil). Given certain circumstances, this facility, which is fully described in note 22 in Item 17, ‘Evans Vaccines agreement’, may be repayable within one year. In December 2001, the Group secured lease financing for up to $40m (approximately £22m) with Baxter in respect of our manufacturing facility. At December 31, 2003, the Group had an outstanding liability of $22.5m (£12.6m) under this financing facility (2002 14.0m). At December 31, 2003, the Group had $17.5m (approximately £9.8m) undrawn borrowing facilities in respect of this financing facility (2002 10.9m). The repayment terms of this facility are described in note 22 in Item 17.
     The Group does not have any other financial liabilities.
     Prior to 2003, Acambis’ cash expenditures had exceeded revenues on an annualised basis. However our future capital requirements will depend on many factors, including, but not limited to, the expenditure required to maintain the manufacturing facility, the progress of R&D programmes, pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in our existing research relationships, ability to establish collaborative arrangements, receipt of any licence fees and royalties, the acquisition of additional facilities and capital expenditure.
     As a result of the award of the US Government smallpox vaccine contract in November 2001, we believe that there will be sufficient cash to fund our operations through 2004. Changes in R&D plans or other events affecting our operations, however, may result in accelerated or unexpected expenditures. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result and future investors may be granted rights superior to those of existing shareholders.

C      Research and development, patents and licences, etc.

RETAINING PRODUCT RIGHTS
Our strong financial position, with cash and short-term investments totalling £125.2m at the end of 2003, gives us the flexibility to invest in our own pipeline up to a later stage of development, thereby retaining the maximum value of the products within the Company. It also enables us to drive development of our projects as rapidly as possible through to licensure and to manufacture and sell the products ourselves where practicable.

ACQUIRING OR IN-LICENSING ADDITIONAL PRODUCTS
Our strong financial position also enables us to acquire or in-license additional products. We are actively pursuing a number of opportunities, with our primary interest being marketed or late-stage products, particularly ones that could be channelled through BPC.

See also Item 10 C for material contracts, and Item 7 for information on related party transactions. Contractual obligations under lease commitments are outlined in note 22 (within ‘financial liabilities’) and note 27 of Item 17.

D      Trend information

During 2003 Acambis continued to record sales of ACAM2000 smallpox vaccine to the US CDC under the 155-million dose contract. Revenue was also recorded for sales of smallpox vaccine to non-US governments and revenue in respect of the MVA contract with the NIAID, which were both new revenue streams in 2003. Following the acquisition of BPC in August 2003, sales of the licensed oral typhoid vaccine, Vivotif® have been recorded for the first time.

Back to Contents

In a recent portfolio review of its products, based on an extensive assessment of the market potential, Acambis identified nine key high-value vaccine projects that it plans to pursue. These products are either already licensed, well advanced in clinical development or represent significant market opportunities, such as vaccines for West Nile, dengue or C. difficile. The review enabled Acambis to identify these key projects as the areas in which to direct its resources in a highly focused, well-targeted way that should drive development timelines as rapidly as possible.
The smallpox vaccine opportunity highlighted to Acambis the potential for expansion by playing to existing areas of expertise. Following the US Government contract, Acambis has established a smallpox vaccine franchise that aims not only to maximise sales of ACAM2000 but also to exploit the potential of two related products, VIG and MVA.
Acambis is also developing a travel vaccines franchise with products such as Vivotif® that can be sold through its North American sales and distribution infrastructure.

E     Off balance sheet arrangements

The Group leases its property and certain equipment under non-cancellable operating agreements, which expire at various dates until 2023. The future amounts payable under current lease commitments at December 31, 2003 were as follows:

Total £m

2004	1.3
2005	1.3
2006	1.3
2007	0.6
2008	0.5
Thereafter	7.0

Total	12.0

F     Tabular disclosure of contractual obligations

The minimum annual rentals payable by the Group under non-cancellable operating leases are as follows:

	Land and buildings		Plant and machinery

	2003	2002	2003	2002
	£m	£m	£m	£m

Operating leases which expire:
Within one year	—	0.1	—	—
Within two to three years	1.2	1.6	0.1	—
Within four to five years	—	—	—	—
After more than five years	0.5	—	—	—

	1.7	1.7	0.1	—

At December 31, 2003, the Company had no operating leases (2002 –£nil).
     In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) in respect of 50% of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, with only 45% of the facility now being rented to Medivir. This sub-lease will expire in November 2004. During 2003, Medivir contributed £0.3m (2002 – £0.3m) in operating lease rentals relating to land and buildings.

G       Safe Harbour

Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group’s operations are discussed in the operating and financial review, risk factors and the corporate governance statement sections contained within the most recent 20-F and in documents as filed with the US Securities and Exchange Commission from time to time.

Back to Contents

Item 6           Directors, senior management and employees

A      Directors and senior management

1	ALAN SMITH, CHAIRMAN

Alan Smith, 59, a member of the Chartered Institute of Public Finance and Accountancy, joined the Board of Acambis on November 3, 1995 as a Non-executive Director and was appointed Non-executive Chairman on May 20, 1999. He is Chairman of the Nominations Committee. The Board does not consider Alan to be an independent Non-executive Director. He was Group Managing Director of Anglian Water plc until December 1997 and is currently Chairman of Avlar Bioventures Limited and is a Non-executive Director of CeNes Plc, M. Wright & Sons Limited and Fair Reserve Limited.

2	GORDON CAMERON OBE, CHIEF EXECUTIVE OFFICER

Gordon Cameron, 38, was appointed Chief Executive Officer (CEO) on February 23, 2004. He joined Acambis in 1996 from the corporate finance department at N M Rothschild, where he had advised Acambis on its listing on the London Stock Exchange, and was appointed to the Board as Chief Financial Officer (formerly Finance Director) on March 1, 1997. He also served as Company Secretary for the Group from February 28, 1998 until July 1, 2002. In 2004, he was awarded an OBE for services to the British biotechnology industry in the US.
On March 31, 2001, Gordon was additionally appointed President of our US division, Acambis Inc., and relocated to the US. Gordon was instrumental in Acambis winning the major smallpox vaccine supply and R&D contract with the US Government and oversaw a successful programme to reactivate Acambis’ vaccine manufacturing facility in Canton. Gordon combines considerable financial experience with the extensive industry knowledge he has developed during more than seven years with Acambis.

3	NICOLAS HIGGINS, CHIEF BUSINESS OFFICER

Nick Higgins, 47, has a BSc in Biochemistry, an MSc in Biochemical Engineering and an MSc in Management of Intellectual Property. He joined Acambis in 1994 with responsibility for managing its intellectual property, became Licensing Director in 1996 and was appointed to the Board as Chief Business Officer (formerly Commercial Director) on October 3, 1996. He previously worked for Unilever, PA Consulting Group and Porton International, where his work included a biosecurity-related project. Nick is also a Non-executive Director of Intercytex Limited.
Nick combines scientific understanding with wide-ranging commercial experience. His responsibilities include corporate development and he is leading Acambis’ efforts to in-license or acquire registered or late-stage products. He directs commercial activities, including intellectual property management and business development. He established the sales and marketing function in 2002 and oversaw the acquisition of BPC, a North American sales and distribution business, in 2003. Nick is closely involved in the day-to-day management of the relationship with Baxter, which is critical to the sale of Acambis’ smallpox vaccine outside the US and to the MVA project.

4	THOMAS MONATH, CHIEF SCIENTIFIC OFFICER

Tom Monath, 63, a qualified medical doctor, joined the Group in 1992 and was appointed to the Board as Chief Scientific Officer on March 12, 2002. Prior to joining Acambis, he worked as Colonel and Chief of the Virology Division of the US Army Medical Research Institute of Infectious Disease. During almost 20 years as Director of the Centers for Disease Control and Prevention’s Division of Vector-Borne Infectious Diseases, he was instrumental in building the division into a key centre for research into arthropod-borne viruses such as yellow fever.
Tom is responsible for the direction of Acambis’ programmes to develop vaccines against infectious diseases such as smallpox, Japanese encephalitis, dengue fever and West Nile, and led the development of Acambis’ proprietary ChimeriVax™ technology. During his career, he has published more than 300 scientific papers and six books, including a seminal work on flaviviruses. Among other external positions, he is Adjunct Professor of Harvard School of Public Health, president-elect of the American Society of Tropical Medicine and Hygiene, and a member of the US National Vaccine Advisory Committee.

5	ALAN DALBY, NON-EXECUTIVE DIRECTOR*

Alan Dalby, 67, became a Non-executive Director of Acambis on May 1, 1998. He is the senior independent Non-executive Director. The Board considers Alan to be an independent Non-executive Director. Alan is the Chairman of the Remuneration Committee. Alan was an executive director of SmithKline, a predecessor company to GlaxoSmithKline plc, and retired from the role of Chairman of Reckitt Benckiser plc in 2001. He is a director of Alteon, Inc., a US-based biotechnology company.

6	MICHAEL LYTTON, NON-EXECUTIVE DIRECTOR*

Michael Lytton, 47, was appointed to the Board of Acambis as a Non-executive Director on March 12, 2001. The Board considers Michael to be an independent Non-executive Director. He is a General Partner of Oxford Bioscience Partners, a US-based life sciences venture capital fund. Prior to this, he was a Partner of the Boston-based law firm of Palmer & Dodge LLP, where he had a particular emphasis on biotechnology and healthcare. He holds a JD and an MSc in Epidemiology and Medical Statistics. He is a member of the Board of Alantos Pharmaceuticals AG, Descartes Therapeutics, Inc., Enanta Pharmaceuticals, Inc., GPC Biotech AG, Graffinity Pharmaceuticals AG, Rib-X Pharmaceuticals, Inc. and Vaxlnnate Pharmaceuticals, Inc. In addition, Michael represents Oxford Bioscience Partners and has observation rights for the boards of Concentric Medical, Inc., GenPath Pharmaceuticals, Inc. and NuVios Pharmaceuticals, Inc. Michael also sits on the Board of Overseers of the Center for Blood Research, Harvard Medical School.

Back to Contents

7	ROSS GRAHAM, NON-EXECUTIVE DIRECTOR

Ross Graham, 56, was appointed to the Board of Acambis as a Non-executive Director on March 25, 2004. The Board considers him to be an independent Non-executive Director. He is Chairman of the Audit Committee. Ross was most recently Corporate Development Director of Misys plc, which he joined as Finance Director in 1987 at the time of its flotation and was appointed Corporate Development Director in 1998 with Board responsibility for corporate transactions and management of strategic alliances. He stepped down from Misys’ Board of Directors at the end of 2003 after more than 16 years. Prior to his career at Misys, Ross was a partner with the predecessor firm to Ernst & Young, where he qualified as a Chartered Accountant. He is also a Non-executive Director of Wolfson Microelectronics plc and EXY Group Plc, and Non-executive Chairman of Vecta Software Corporation Ltd.

8	ELIZABETH BROWN, COMPANY SECRETARY AND ACTING CHIEF FINANCIAL OFFICER

Elizabeth Brown, 32, was appointed Company Secretary on July 1, 2002. In taking over as Company Secretary from Gordon Cameron, she has brought greater independence to this role as she does not simultaneously hold a Board position. Elizabeth is a certified accountant. She joined Acambis in 1996 and, as Vice President of Finance, oversees Acambis’ UK and US finance functions. Following Gordon Cameron’s appointment as Chief Executive Officer, in March 2004 Elizabeth assumed certain of his responsibilities as Acting Chief Financial Officer during the process to recruit Gordon’s successor. She is closely involved in Acambis’ strategic planning and has overseen the development of the Group’s risk management structure.

9	JOHN BROWN

John Brown, 49, was appointed to the Board of Acambis on April 28, 1995 as Finance Director and was appointed Chief Executive Officer on March 1, 1997. He holds a PhD in Pharmacology and an MBA. Prior to joining Acambis, he worked at Glaxo plc, PA Consulting Group, Bell Lawrie White and Sutherland and Partners. John resigned from the Board on December 31, 2003.

The directors who served during 2003 were:
Executive: Dr John Brown – resigned December 31, 2003, Gordon Cameron, Nicolas Higgins and Dr Thomas Monath
Non-executive: Alan Smith, Alan Dalby, Michael Lytton, Dr Geoffrey Porges – resigned January 22, 2003, and
Victor Schmitt – resigned January 21, 2004.

The usual business address of all of the Directors is the registered office of the company, except Gordon Cameron and Dr Thomas Monath whose usual business address is that of Acambis Inc. At 38 Sidney Street, Cambridge, MA in the US.
In accordance with the Company’s Articles of Association, Michael Lytton retired by rotation at this year’s Annual General Meeting and, being eligible, offered himself for re-election. In addition, Ross Graham who has been appointed as Non-Executive Director since the last Annual General Meeting offered himself for election at the Annual General Meeting. Both were elected.

B      Compensation
In accordance with the Directors’ Remuneration Report Regulations 2002, a resolution was put to the Company’s shareholders at the Annual General Meeting on May 12, 2004 to approve the Remuneration Committee’s report. The report was approved.

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION
BASIC SALARY AND BENEFITS
In determining the basic salary of each Director, the Remuneration Committee takes into account, and intends to take into account in respect of future financial years, the individual’s responsibilities, and pay levels are set in the light of independent assessment of market practices. Basic salaries for Executive Directors are reviewed annually and compared to salary levels in a group of comparably sized biotechnology companies. For US-based Executive Directors, salary levels in companies of a similar size to Acambis Inc. are also reviewed for comparative purposes. Salary reviews take account of all responsibility changes. Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance, private telephone and the use of company assets. In addition, Mr Cameron and Mr Higgins receive a car allowance and Mr Cameron also receives a benefit related to company-provided accommodation and travel for both himself and his family, during his period of assignment to the US. Dr Brown also received a car allowance until the date of his retirement from the Board.

ANNUAL BONUS
Bonuses are non-pensionable and based on a percentage of basic salary (at the date of award). For the financial year 2003, the maximum bonus was 50% of basic salary. From 2004, the maximum annual bonus has been increased to 75% of basic salary. This increase has been made to maintain the market competitiveness of the incentives offered to Executive Directors compared with peer companies. The maximum 75% bonus level can only be achieved for significantly outperforming budgeted targets.
     Bonuses are paid, at the discretion of the Remuneration Committee, in recognition of the Directors’ contributions to the success of the Group. Objectives are set that are considered to be both challenging and realistic. From the beginning of 2003, the performance metrics on which bonus payments are assessed are a mix of financial, product development and business development targets.

Back to Contents

     In 2003, the Remuneration Committee reviewed the operation of that part of the Acambis Share Incentive Plan that permits Directors to receive up to 50% of their annual bonus in Acambis shares, and to receive one further matching share for every four shares so held after one year. As a result of this review, this aspect of the Share Incentive Plan is not being operated in 2004 or the future.

PENSION SCHEME
In the UK, the Company operates a self-administered, defined contribution, Inland Revenue-approved pension scheme for the Executive Directors (including Gordon Cameron who is currently based in the US). The Company contributes 18% of basic salary into this scheme on behalf of each Executive Director. No other benefits are pensionable. In the US, the Group offers a 401k Savings and Retirement Plan for all employees, including Executive Directors based in the US. Participants may contribute up to 15% of their annual compensation into the plan. The Company can make discretionary matching contributions, up to a maximum of 3% of basic salary. Pension costs for each Director are shown below.

NON-EXECUTIVE DIRECTORS’ FEES AND TERMS
The Non-executive Directors’ fees are determined, and it is intended shall be determined in future financial years, by the Board on the basis of independent advice on current levels in similar businesses. Fees are reviewed periodically. Non-executive Directors are not eligible and do not participate in pensions, incentives, bonuses or any similar payments other than out-of-pocket travel and accommodation costs in connection with the performance of their duties.

DIRECTORS’ REMUNERATION
The total remuneration of the Directors for the year ended December 31, 2003 (shown below) comprised salaries, benefits, bonuses, pension contributions and Non-executive Director fees. During the year, no Directors waived emoluments. The remuneration received by each Director who served during the year was as follows:

				Compensation	Total	Total	Pension	Pension
	Basic			for loss
	salary/fees	Benefits	Bonus	of office	2003	2002	2003	2002
Directors	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Executive:
Dr John Brown[1,2]	288	21	135	450	894	311	52	48
Gordon Cameron[3]	184	65	87	—	336	256	34	34
Nicolas Higgins	171	15	81	—	267	189	31	29
Dr Thomas Monath[4]	178	28	82	—	288	175	6	3

Total	821	129	385	450	1,785	931	123	114

Non-executive:
Alan Smith	60	—	—	—	60	60	—	—
Alan Dalby	28	—	—	—	28	28	—	—
Michael Lytton	28	—	—	—	28	28	—	—
Dr Geoffrey Porges[5]	9	—	—	—	9	28	—	—
Sir Brian Richards[6]	—	—	—	—	—	12	—	—
Victor Schmitt[7]	—	—	—	—	—	—	—	—

Total	125	—	—	—	125	156	—	—

Total	946	129	385	450	1,910	1,087	123	114

NOTES
1	Dr Brown resigned from the Board on December 31, 2003. On termination, Dr Brown received a payment of £449,806 (gross) as compensation for loss of office.
2	In addition to the payments outlined in note 1, in January 2004 Dr Brown received £359,960 in respect of a Consultancy Agreement for services to be performed during 2004.
3	During the year, Mr Cameron received a benefit valued at £44,000, in relation to the provision by the Group of accommodation and travel whilst he is located in the US. This amount is included within benefits.
4	Dr Monath was appointed to the Board on March 12, 2002. Amounts in 2002 represent the period from the date of his appointment.
5	Dr Porges resigned from the Board on January 22, 2003. Amounts in 2003 represent the period until the date of his termination.
6	Sir Brian Richards retired from the Board on May 31, 2002. Amounts in 2002 represent the period up to the date of his retirement.
7	Mr Schmitt resigned from the Board on January 21, 2004. Under the terms of his appointment he did not receive fees.

Back to Contents

C       Board practices

The following statement describes the main principles of corporate governance and how they have been applied by Acambis.

COMPLIANCE WITH THE CODE OF BEST PRACTICE
Acambis has complied throughout the year with the provisions of the Code of Best Practice set out in Section 1 of the UK Combined Code published in 1998 by the Hampel Committee and the London Stock Exchange.

STATEMENT OF APPLYING THE PRINCIPLES OF GOOD GOVERNANCE
Acambis has applied the Principles of Good Governance set out in Section 1 of the Combined Code by complying with the Code of Best Practice, as reported above. Further explanation of how the principles have been applied is set out below and, in relation to Directors’ remuneration, in the remuneration report.

THE BIOINDUSTRY ASSOCIATION (BIA) CODE OF BEST PRACTICE (BIA CODE)
In addition, Acambis, as a member of the BIA in the UK, has complied with the principles in the BIA Code and continues to do so by maintaining and developing procedures to support compliance with its specific provisions. The BIA Code was introduced in 1999 and includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company’s shares and standards of public announcements. It is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code. The BIA Code has been obligatory for all BIA members from January 1, 2000.

THE BOARD AND COMMITTEES
BOARD OF DIRECTORS
The Board currently comprises the Chairman, three Executive Directors and three independent Non-executive Directors. The Board of Directors meets, in person, at least six times a year and also on an ad-hoc basis as required. It is responsible for the business and commercial strategy, monitoring progress, the approval of major transactions, and the approval of financial statements and operating and capital expenditure budgets. The information provided to the Board includes strategic and operational reviews, management accounting summaries and specific reports that provide details in respect of the ongoing running of the business. The Executive Directors are fully involved with the management of the Group at all levels, retaining overall direction and control of the Group. A formal schedule of matters reserved for the Board exists. All Directors have access to professional advice and training at the cost of the Company and the services of the Company Secretary in the furtherance of their duties. The Chairman meets during the year with the Non-executive Directors without the Executive Directors being present. The Board delegates the day-to-day responsibility of certain Board functions to a number of committees, details of which are set out below.

AUDIT COMMITTEE
The Audit Committee is currently made up of all the independent Non-executive Directors, and, since his appointment on March 25, 2004, is chaired by Ross Graham, who replaced Michael Lytton as Chairman of the Audit Committee at that time. At the same time Alan Smith stood down as a member of the Audit Committee. It examines and reviews, on behalf of the Board, internal financial controls, financial and accounting policies and practices, the form and content of financial reports and statements, compliance with corporate governance best practice and the work of the external auditors. Written terms of reference exist for the Audit Committee, which set forth the scope of its responsibilities. The Chief Executive Officer, the Chief Financial Officer and the external auditors may be in attendance at meetings. The Audit Committee meets, at a minimum, four times a year and at least once during the year without any Executive Directors present.

REMUNERATION COMMITTEE
The current members of the Remuneration Committee, are Alan Dalby (Chairman), Michael Lytton and, since March 25, 2004, Ross Graham. Alan Smith was a member of the Remuneration Committee until May 11, 2004, when he stepped down. The remit of the Committee is to determine, on behalf of the Board, the remuneration and other benefits of all Executive Directors, including basic salary, benefits, pension contributions, bonus payments, share based long-term incentives and service contracts. Written terms of reference exist for the Committee, which set forth the scope of its responsibilities. The Chief Executive Officer may be in attendance at meetings, except when his own remuneration is being considered. The Remuneration Committee has access to professional advice in the furtherance of its duties.
     During 2003, New Bridge Street Consultants LLP (NBSC), an independent specialist professional organisation specialising in providing advice on executive remuneration issues, employee share schemes and pensions, was appointed by and materially assisted the Committee; additionally Weil, Gotshal and Manges provided advice in relation to the termination payment received by Dr Brown with respect to his resignation. Additionally, NBSC provides advice to the Company on the day-to-day operation of the Company’s share option plans.
     During 2003, the Chief Executive Officer and the Company Secretary also materially assisted the Remuneration Committee in its discussions, except in relation to their own remuneration.
     The Remuneration Committee is aware that it must both attract and retain individuals of the highest calibre. Its policy on Executive Director remuneration, therefore, aims to ensure that remuneration packages are competitive when compared with comparable publicly listed companies and that they fairly and responsibly reward individuals for their contribution to the success of the Group. A significant proportion of Directors’ remuneration is performance related through an annual bonus scheme, share options and long-term incentive plan awards.

Back to Contents

NOMINATIONS COMMITTEE
The Nominations Committee comprises the Chairman and all of the independent Non-executive Directors, and is chaired by Alan Smith. It has responsibility for proposing to the Board, in the first instance, any new appointments of both Executive and Non-executive Directors. Written terms of reference exist for the Nominations Committee, which set forth the scope of its responsibilities. The Nominations Committee engages external recruitment agencies where appropriate. The Chief Executive Officer may be in attendance at Nominations Committee meetings.

OPERATIONAL MANAGEMENT
The Board delegates the operational management of the Group to an Executive Committee made up of the Executive Directors and members of the senior management team. It is chaired by the Chief Executive Officer, meets on a fortnightly basis and is responsible for the executive management of the Group. It makes recommendations to the Board as appropriate.

INTERNAL CONTROLS
The Board has applied principle D.2 of the UK Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.
     In 2000, the Group established a working committee specifically tasked with reviewing and evaluating the risks to which the business is exposed. This committee is made up of members of the Executive Directors of the Board as well as certain members of senior management, all of whom assume different operating responsibilities within the business. Each member participates in the ongoing risk-management process and, ultimately, its findings are reported to the Board. This will be further strengthened in 2004 with additional personnel to support Sarbanes-Oxley compliance.
     In compliance with provision D.2.1 of the Combined Code, the Board continuously reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Form 20-F. This assessment considers all significant aspects of internal control arising during the period covered by the report, including the need to have an internal audit function. The Audit Committee assists the Board in discharging its review responsibilities.
     In this Form 20-F, we have restated our US GAAP results for the 2002 financial period. Specifically, the Company recognised revenue with respect to a portion of the smallpox vaccine contract with the CDC while there were still conditions for acceptance by the customer. As a result, revenue was recorded before it was earned under US GAAP, which resulted in the restatements of amounts in 2002. The background regarding this restatement is described in full within Item 5 – Operating and financial review and prospects.
     Acambis is committed to remedying the internal control weakness that has been identified and further improving its internal controls. Accordingly, in order to ensure this type of restatement under US GAAP does not occur in the future, a number of changes are currently being made to restructure the roles and responsibilities of the US finance team. The Group conducted, as at the end of the period covered by this Form 20-F, a review of the effectiveness of the Group’s disclosure controls and procedures. Based upon this review, which took into account the weakness in internal controls discussed above and in Item 5 of this Form 20-F, the Chief Executive Officer and Acting Chief Financial Officer have concluded that the Group’s current disclosure controls and procedures are sufficiently effective to ensure that material information by the Group is recorded, processed, summarised and reported in a timely manner, and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.
     Except as discussed above, there were no changes in the Group’s internal controls over financial reporting or in other factors that occurred during the period covered by this Form 20-F that materially affected or are reasonably likely to materially affect, the Group’s internal controls over financial reporting.

DIRECTORS’ SERVICE CONTRACTS
All Executive Directors have contracts with 12-month notice periods, in line with current best practice. On early termination of contract, an Executive Director would be entitled to basic salary and benefits for the notice period.
     The Remuneration Committee believes that, in the event of early termination of an Executive Director’s contract, it is appropriate to examine the specific circumstances of each case. Where appropriate, the Remuneration Committee may agree to a phased payment of compensation over a fixed term. During this term, if the Executive Director were to find a new position payments would cease. The Remuneration Committee does, however, reserve the right to make a payment in lieu of any period of notice.
     Non-executive Directors are entitled to their fees during any notice period.

Back to Contents

Details of the service contracts of those who served as Directors during the year are:

Director	Contract date	Notice period

Executive:
Dr John Brown[1]	Mar 1, 97	12 months
Gordon Cameron[2]	Mar 1, 97	12 months
Nicolas Higgins	Nov 29, 96	12 months
Dr Thomas Monath	Mar 12, 02	12 months

Non-executive:
Alan Smith	Jan 1, 98	3 months
Alan Dalby	Mar 25, 98	3 months
Michael Lytton	Mar 12, 01	3 months
Dr Geoffrey Porges[3]	Mar 12, 01	3 months
Victor Schmitt[4]	Dec 4, 00	See note 4

NOTES
1	Dr Brown resigned from the Board on December 31, 2003.
2	Following Mr Cameron’s appointment to Chief Executive Officer on February 23, 2004, the terms and conditions of his service contract were amended to reflect his new role.
3	Dr Porges resigned from the Board on January 22, 2003.
4	Mr Schmitt resigned from the Board on January 21, 2004 following the sale of Baxter’s shareholding in Acambis in December 2003.
5	All directors service contracts noted above continue until terminated.

Mr Ross Graham was appointed as a Non-executive Director on March 25, 2004. His contract is for an initial three year period

EXTERNAL APPOINTMENTS
The Remuneration Committee recognises that Executive Directors may be invited to take up non-executive directorships or public service appointments and that these can broaden the experience and knowledge of the Director, from which the Company will benefit. Accordingly, subject to Board approval, they may accept non-executive appointments, as long as these are not likely to lead to a conflict of interest. They are also allowed to retain any fees paid under such appointments.

D	Employees

The average monthly number of employees during the year (including Executive Directors) was:

	UK	US	2003	2002	2001
	Number	Number	Number	Number	Number

Research and development	29	90	119	117	88
Sales and marketing	4	4	8	—	—
Manufacturing	—	111	111	63	12
Administration	31	41	72	62	50

	64	246	310	242	150

At December 31, 2003, the Group had 320 employees (2002 – 274, 2001 – 178) and the Company had three employees, all of whom were Directors (2002 – four, 2001 – three).

E	Share ownership

LONG-TERM INCENTIVES
The Remuneration Committee principally seeks to incentivise Executive Directors by offering participation in share-based long-term incentive schemes.
     Executive Directors currently participate in grants of share options under the Acambis 1999 Share Option Plan and in grants of performance shares under the Acambis Share Incentive Plan. These plans and the performance conditions that apply to awards under these plans are described in more detail below.
     The Remuneration Committee has established a policy that it believes is balanced, whereby Executive Directors can receive an annual grant of options of up to one times basic salary per annum (granted in two half-yearly tranches) and an annual grant of performance shares of up to one times basic salary per annum. The Committee intends to consult leading institutional shareholders should it wish to alter this policy in the future to allow additional grants to be made.
     The Remuneration Committee has reviewed the performance conditions applying to share options and has determined that there will be no retesting of performance conditions for options granted in 2004 and in the future.

Back to Contents

A)     SHARE OPTION SCHEMES
All Executive Directors are eligible to participate in the Company’s share option schemes.
     The share option schemes consist of an Inland Revenue-approved executive scheme and unapproved executive schemes. The grant of options under the current executive schemes (the ‘1996 Scheme’ and the ‘1999 Plan’ as defined below), is at the discretion of the Remuneration Committee and their exercise is subject to performance conditions.
     Grants to be made in 2004 will be subject to performance conditions relating to the performance of Acambis’ total shareholder return (TSR) compared with a comparator group of other companies within the industry.
These companies are:

Alliance UniChem Plc	Oxford BioMedica plc
Alizyme plc	Phytopharm Plc
Antisoma plc	Proteome Sciences plc
Axis-Shield plc	Protherics PLC
Cambridge Antibody Technology Group PLC	Shire Pharmaceuticals Group plc
Celltech Group PLC	Sinclair Pharma plc
GW Pharmaceuticals plc	SkyePharma PLC
Galen Holdings PLC	Vernalis Group plc
Goldshield Group PLC	Xenova Group plc
NeuTec Pharma PLC

These companies represent all of the constituents of the FTSE Pharmaceuticals and Biotech Index with a market capitalisation greater than £50m but excluding AstraZeneca PLC and GlaxoSmithKline plc. The Committee has chosen this group as being the most appropriate for Acambis given that Acambis is a constituent of this sector. As in 2002, during 2003 the Committee did consider including selected US biotechnology companies within the TSR comparator group. However, the Committee did not consider this appropriate given the Group is primarily compared to other UK-based biotechnology companies. This will continue to be reviewed in future years.
     The TSR condition seeks to align the interests of executives with the interests of shareholders by requiring superior relative TSR performance compared with other biotechnology companies before options can be exercised. The maximum allocation of shares would be achieved if Acambis is ranked in the upper quartile of the comparator group, being prorated down to a 30% allocation at a ranking at the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured over a single three-year period. As noted in the section on long-term incentives above, from 2004 there is no retesting of performance conditions for new option grants.
     For the purposes of TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent party. From 2003, grants to Executive Directors are subject to an additional performance condition that requires the Committee to be satisfied that there has been improvement in the Company’s underlying financial performance over the relevant performance period.
     The Company also operates an Inland Revenue-approved savings-related scheme, which is available generally to all UK employees, provided they enter into savings contracts.

B)     LONG-TERM INCENTIVE SHARE PLAN
The Acambis Share Incentive Plan (LTIP) has been established for Executive Directors and certain senior employees. The plan is designed to encourage participants to focus their efforts on longer-term growth in shareholder value and to encourage commitment to remain with the Acambis Group.
     Long-term incentive awards are made, upon the recommendation of the Remuneration Committee, by the Trustees of
the Acambis Employees’ Trust (the Trust) and comprise performance shares being a right to acquire, at no cost, a fixed maximum number of shares in the Company. The right to acquire shares only vests after three years and is subject to a performance target.
     All outstanding awards are subject to performance conditions relating to the performance of Acambis’ TSR compared to a comparator group of other companies within the industry over a single three-year period with no opportunity for re-testing. For grants in 2004 this condition will apply and the comparator companies will be as detailed in the section on share options above. The maximum allocation of shares would be achieved if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% allocation at a ranking of the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured over a three-year period beginning at date of award. For the purposes of TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent third party.
     From the beginning of 2003, awards to Executive Directors are subject to an additional performance condition that requires the Committee to be satisfied that there has been improvement in the Company’s underlying financial performance over the relevant performance period.
     In 2003, the Remuneration Committee reviewed the operation of that part of the LTIP that allowed participants to leave vested plan shares in the Trust after three years in order to receive a grant of a further one matching share for each four plan shares deposited. As a result of this review, this aspect of the LTIP is not being operated for new grants made in 2004 and in future years.

Back to Contents

EXECUTIVE DIRECTORS’ SHARE OWNERSHIP GUIDELINES
The Remuneration Committee encourages Executive Directors to build and maintain substantial interests in Acambis shares, thereby aligning their interests with other shareholders’. In 2003, all Executive Directors increased their shareholdings in the Company. Given the levels of current shareholdings by Executive Directors, the Remuneration Committee has decided not to introduce formal share ownership guidelines in 2004 but will continue to keep the position under review.

DIRECTORS’ INTERESTS IN SHARES
The Directors who served during the year had the following beneficial interests in the shares of the Company:

	Number of ordinary	Number of ordinary
	10p shares held	10p shares held
	at Dec 31, 03	at Dec 31, 02

Dr John Brown[1]	484,127	305,245
Gordon Cameron[2]	228,008	163,849
Alan Dalby	5,000	5,000
Nicolas Higgins[3]	228,801	205,978
Michael Lytton	8,120	8,120
Dr Thomas Monath	32,453	12,453
Dr Geoffrey Porges[4]	—	8,100
Victor Schmitt[5]	—	—
Alan Smith	1,800	1,800

NOTES
1	Dr Brown resigned from the Board on December 31, 2003. 4,648 of the shares owned by Dr Brown are held in Trust on his behalf by the Trustees of the Acambis Employees’ Trust.
2	136,211 of the shares owned by Mr Cameron are held in Trust on his behalf by the Trustees of the Acambis Employees’ Trust.
3	120,923 of the shares in which Mr Higgins has a registerable interest are owned by his wife.
4	Dr Porges resigned from the Board on January 22, 2003.
5	Mr Schmitt resigned from the Board on January 21, 2004.

Mr Ross Graham was appointed to the Board on March 25, 2004. He held no shares in Acambis at December 31, 2003.

Individually, each of the Directors beneficially owns less than 1% of the total issued share capital. As at 31 December 2003, the Directors had no interests in shares of any other Group company. On March 22, 2004, Mr Higgins’ wife transferred 120,923 shares registered in her name into the name of Mr Higgins, and subsequently on March 23, 2004 Mr Higgins sold those shares for £3.49 per share. On March 23, 2004, Mr Higgins and Dr Monath exercised options to acquire 16,681 and 100,000 shares respectively. At the same time, Mr Higgins sold 16,681 shares and Dr Monath sold 90,000 shares, in part to fund the immediate income tax liabilities arising and the cost of exercising the options for £3.49 per share. After these transactions, the shareholdings in Acambis held by Mr Higgins and Dr Monath were 107,878 and 42,453 shares respectively.
     On April 14, 2004 Michael Lytton purchased 4,700 shares at £3.16 per share. After this transaction the shareholding in Acambis held by Mr Lytton was 12,820 shares.
     On April 15, 2004, Mr Cameron exercised 30,928 nil-cost shares awarded as matching shares under the LTIP, which arose as a result of 123,711 shares having been held by the Trustees of Acambis Employees' Trust (the Trustees) on behalf of Mr Cameron for a two-year period. In addition, Mr Cameron exercised 2,500 nil-cost shares awarded as matching shares under the LTIP, which had vested during 2003 that arose as a result of 10,000 shares having been held by the Trustees on behalf of Mr Cameron for one year. Following these transactions, Mr Cameron transferred a total of 167,139 shares that had been held on his behalf by the Trustees into his own name. Following this transfer, Mr Cameron sold 16,379 shares at £3.18 per share in order to fund the income tax liabilities arising on the exercise of these awards. As a result of these transactions, his shareholding in Acambis increased from 228,008 to 242,557 shares.
     On May 28, 2004 Ross Graham purchased 6,128 shares at £3.24 per share. After this transaction the shareholding in Acambis held by Mr Graham was 6,128 shares.
     Save for the above there have been no changes in the interests of the current Directors in the share capital of the Company since December 31, 2003.
     The Executive Directors also have an interest as potential beneficiaries in the 551,604 ordinary shares held at June 7, 2004 by the Trustees of the Acambis Employees’ Trust.

Back to Contents

DIRECTORS’ INTERESTS IN SHARE OPTIONS AND PERFORMANCE CONDITIONS
     The Directors who held office at December 31, 2003 hold options to acquire ordinary shares of the Company under the Acambis 1995 Unapproved Share Option Scheme (1995 Scheme), the Acambis 1996 Approved Share Option Scheme (1996 Scheme), the Acambis 1995 Savings-Related Share Option Scheme (SAYE Scheme) and the Acambis 1999 Share Option Plan (1999 Plan). Following the introduction of the 1999 Plan in October 1999, no further issues of options will be made under the 1995 Scheme.

									Earliest
								Exercise	date of	Expiry
Director	Scheme		Jan 1, 03	Granted	Exercised	Lapsed	Dec 31, 03	price	exercise	date

Dr John Brown[1]	1995	[2,6]	91,153	—	(91,153)	—	—	£1.74	Sep 11, 99	Sep 11, 03
	1995	[2,6]	350,000	—	(350,000)	—	—	£0.97	Apr 01, 02	Apr 01, 09
	1996	[3,6]	16,681	—	(16,681)	—	—	£1.80	Jul 09, 99	Jul 09, 06
	1999	[6,9]	250,000	—	—	—	250,000	£0.92	Sep 28, 03	Dec 31, 06
	1999	[7,9]	208,000	—	—	—	208,000	£1.25	Jan 01, 04	Dec 31, 06
	1999	[7,9]	19,520	—	—	—	19,520	£3.33	Jan 01, 04	Dec 31, 06
	1999	[7,9]	42,763	—	—	—	42,763	£3.04	Jan 01, 04	Dec 31, 06
	1999	[7,9]	58,584	—	—	—	58,584	£2.33	Jan 01, 04	Dec 31, 06
	1999	[8,9]	—	42,260	—	—	42,260	£3.23	Jan 01, 04	Dec 31, 06
	SAYE	[10]	5,250	—	—	(5,250)	—	£1.80	Dec 01, 05	Jun 01, 06

Total			1,041,951	42,260	(457,834)	(5,250)	621,127

Gordon Cameron	1995	[4,6]	170,954	—	(170,954)	—	—	£1.70	Dec 20, 99	Dec 20, 03
	1996	[6]	17,685	—	—	—	17,685	£1.70	Dec 20, 99	Dec 20, 06
	1999	[4,6]	150,000	—	(150,000)	—	—	£0.92	Sep 28, 03	Sep 28, 10
	1999	[7]	147,990	—	—	—	147,990	£1.25	Sep 24, 04	Sep 24, 11
	1999	[7]	13,911	—	—	—	13,911	£3.33	Dec 31, 04	Dec 31, 11
	1999	[7]	30,545	—	—	—	30,545	£3.04	Apr 26, 05	Apr 26, 12
	1999	[7]	39,116	—	—	—	39,116	£2.33	Sep 26, 05	Sep 26, 12
	1999	[8]	—	27,469	—	—	27,469	£3.23	May 14, 06	May 14, 13
	1999	[8]	—	32,561	—	—	32,561	£2.76	Dec 19, 06	Dec 19, 13
	SAYE	[11]	5,250	—	—	—	5,250	£1.80	Dec 01, 05	Jun 01, 06

Total			575,451	60,030	(320,954)	—	314,527

Nicolas Higgins	1995	[2,6]	80,513	—	(80,513)	—	—	£1.74	Sep 11, 99	Sep 11, 03
	1995	[2,6]	238,835	—	(238,835)	—	—	£0.97	Apr 01, 02	Apr 01, 09
	1996	[6]	16,681	—	—	—	16,681	£1.80	Jul 09, 99	Jul 09, 06
	1999	[4,6]	150,000	—	(150,000)	—	—	£0.92	Sep 28, 03	Sep 28, 10
	1999	[7]	124,000	—	—	—	124,000	£1.25	Sep 24, 04	Sep 24, 11
	1999	[7]	11,637	—	—	—	11,637	£3.33	Dec 31, 04	Dec 31, 11
	1999	[7]	25,493	—	—	—	25,493	£3.04	Apr 26, 05	Apr 26, 12
	1999	[7]	34,925	—	—	—	34,925	£2.33	Sep 26, 05	Sep 26, 12
	1999	[8]	—	25,193	—	—	25,193	£3.23	May 14, 06	May 14, 13
	1999	[8]	—	32,428	—	—	32,428	£2.76	Dec 19, 06	Dec 19, 13
	SAYE	[11]	6,250	—	—	—	6,250	£1.52	Oct 29, 04	Apr 29, 05

Total			688,334	57,621	(469,348)	—	276,607

Dr Thomas Monath	1999	[5,6]	84,529	—	(84,529)	—	—	£0.36	Nov 30, 02	Nov 30, 09
	1999	[7]	100,000	—	—	—	100,000	£0.92	Sep 28, 03	Sep 28, 10
	1999	[7]	147,110	—	—	—	147,110	£1.25	Sep 24, 04	Sep 24, 11
	1999	[7]	30,403	—	—	—	30,403	£3.04	Apr 26, 05	Apr 26, 12
	1999	[7]	38,575	—	—	—	38,575	£2.33	Sep 26, 05	Sep 26, 12
	1999	[8]	—	26,993	—	—	26,993	£3.23	May 14, 06	May 14, 13
	1999	[8]	—	30,752	—	—	30,752	£2.76	Dec 19, 06	Dec 19, 13

Total			400,617	57,745	(84,529)	—	373,833

NOTES
1	Dr Brown resigned from the Board on December 31, 2003.
2	The market value of these shares exercised by Dr Brown and Mr Higgins at the time of exercise was 317p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on share options and LTIPs.

Back to Contents

3	The market value of these shares exercised by Dr Brown at the time of exercise was 361p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on share options and LTIPs.
4	The market value of these shares exercised by Mr Cameron and Mr Higgins at the time of exercise was 288p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on share options and LTIPs.
5	The market value of these shares exercised by Dr Monath at the time of exercise was 319p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on share options and LTIPs.
6	The performance condition for those options granted under the 1995 Scheme, the 1996 Scheme and the 1999 Plan is either:
	a)	that the percentage growth in the Company’s share price over the three years from the date of grant must exceed the percentage growth in the total return for the FTSE All-Share index over that three-year period; or
	b)	that the average percentage share price movements of the Company over each of the three years beginning on a date not earlier than the grant date and ending on the date of exercise must exceed the average movements in the FTSE All-Share Index over each of those three years.
7	The performance condition for those options granted under the 1999 plan compares the Company’s TSR to the TSR of a chosen group of biotechnology companies over a three-year period. A median ranking must be achieved before any part of the option may be exercised (50% of the option) and an upper quartile ranking must be achieved for the option to vest in full. This condition if not initially achieved in full can be further measured over a four- or five-year period measured from the same fixed base point.
8	The performance condition for these options granted under the 1999 plan is the same as that outlined in note 7, except that only 30% of the option may be exercised if the Company achieves a median ranking, performance can only be re-measured once over a four-year period and there is also a requirement before the option can be exercised for the Remuneration Committee to satisfied with the Company’s underlying financial performance over the performance period.
9	Following Dr Brown’s resignation from the Board (see note 1), the Remuneration Committee exercised its discretion to permit vesting of Dr Brown’s outstanding options in accordance with the 1999 Plan. The Remuneration Committee is of the opinion that the performance conditions applying to these options are likely to be met and accordingly the options may be exercised over the full number of shares shown. These options vested on December 31, 2003 and are exercisable during the period January 1, 2004 to December 31, 2006.
10	Under the rules of the SAYE Scheme, these options lapsed following the announcement of Dr Brown’s resignation from the Board. Dr Brown was however entitled to receive a payment of £3,283 representing the repayment of his contributions (plus interest) under the savings contract in the SAYE Scheme.
11	No performance conditions apply to SAYE options.
12	All of the above options were granted for nil consideration and are held over 10p ordinary shares in the Company.
13	The market price of shares at December 31, 2003 was 305p and the range during the year was 207.5p to 396p per share.

LONG-TERM SHARE INCENTIVE PLAN
Awards have been made to Executive Directors of the Company under the LTIP1 as follows:

								Value		Vesting
Directors	Jan 1, 03		Awarded		Vested	Forfeited	Dec 31, 03	Vested £		date

Dr John Brown[2]	195,488	[3]	—		—	(48,872)[5]	146,616	—		31 Mar 04
	83,112	[3]	—		—	(36,939)[5]	46,173	—		31 Mar 04
	—		84,520	[3,4]	—	(84,520)[5]	—	—		—
	—		4,648	[6]	(4,648)[6]	—	—	14,176	[7]	31 Dec 03

Total	278,600		89,168		(4,648)	(170,331)	192,789	14,176

Gordon Cameron	139,084	[3]	—		—	—	139,084	—		27 Sep 04
	2,500	[8,11]	—		(2,500)	—	—	6,788	[9]	19 Apr 03
	30,928	[10,11]	—		—	—	30,928	—		06 Apr 04
	59,366	[3]	—		—	—	59,366	—		22 Apr 05
	—		54,939	[3,4]	—	—	54,939	—		14 May 06

Total	231,878		54,939		(2,500)	—	284,317	6,788

Nicolas Higgins	116,541	[3]	—		—	—	116,541	—		27 Sep 04
	49,547	[3]	—		—	—	49,547	—		22 Apr 05
	—		50,386	[3,4]	—	—	50,386	—		14 May 06

Total	166,088		50,386		—	—	216,474	—

Dr Thomas Monath	59,090	[3]	—		—	—	59,090	—		22 Apr 05
	—		53,987	[3,4]	—	—	53,987	—		14 May 06

Total	59,090		53,987		—	—	113,077	—

Back to Contents

NOTES
1	The exercise price for all awards made under the LTIP is £1.00 in total for the exercise of any number of shares comprised in an award. All LTIP awards are held over ordinary 10p shares in the Company.
2	Dr Brown resigned from the Board on December 31, 2003.
3	The performance condition for these awards compares the Company’s TSR to the TSR of a chosen group of biotechnology companies over a three-year period. A median ranking must be achieved before any part of the award may vest (30% of the award) and an upper quartile ranking must be achieved for the award to vest in full. After three years, vested plan shares may be left in the Trust and participants can then receive a grant of a further one matching share for each four plan shares so deposited. The matching shares will vest provided the participant remains employed and does not withdraw those plan shares for a further two years.
4	The market value of these shares at the date of the award, May 14, 2003, was 319p per share. The performance target attached to these awards is as described in note 3.
5	Following Dr Brown’s resignation from the Board (see note 2) these awards were forfeited to the extent shown given the performance criteria set out in note 3 had not been met in full. Awards were also time apportioned from date of award to December 31, 2003. The balance of these awards are exercisable during the period March 31, 2004 to June 30, 2004 inclusive.
6	In accordance with the rules of the LTIP, Dr Brown elected to receive 50% of his 2002 bonus in the form of Acambis shares. These shares are disclosed within the table of Directors’ interests in shares. Following Dr Brown’s resignation from the Board (see note 2), this award vested on December 31, 2003 and is exercisable in the period January 1, 2004 to March 31, 2004.
7	This award was made on May 14, 2003, at which time the share price was 319p per share. On December 31, 2003, this award vested (see note 6), at which time the share price was 305p per share.
8	In accordance with the rules of the LTIP, Mr Cameron elected to receive one third of his 2001 bonus (10,000 shares) in the form of Acambis shares. These shares are disclosed within the table of Directors’ interests in shares above. This award represents the one matching share for every four shares to which Mr Cameron is entitled given that his basic award (10,000 shares) was held by the Trust for a period of one year from award. Owing to the limited time available to exercise this award during 2003, the Remuneration Committee recommended an extension to the exercise period into early 2004.
9	This award was made on April 19, 2002 at which time the share price was 315.5p per share. On April 19, 2003 this award vested (see note 6) at which time the share price was 271.5p per share.
10	Following the exercise of an LTIP award in 2002, Mr Cameron elected to leave those 123,711 plan shares with the Trust. Provided Mr Cameron remained employed and did not withdraw those plan shares for a period of two years, he could then receive an additional 30,928 shares, one matching share for each four plan shares so deposited. Mr Cameron exercised those 30,928 shares on April 15, 2004.
11	These awards are not subject to performance conditions as the bonus award invested and the plan shares deposited have already been performance tested.

GAINS MADE BY DIRECTORS ON SHARE OPTIONS AND LTIPS
The table below shows gains made by individual Directors from the exercise of share options and LTIPs in the year to December 31, 2003. The gains are calculated as at the exercise date, although the shares may have been retained.

	2003 £’000	2002 £’000

Dr John Brown	936	89
Gordon Cameron	499	585
Nicolas Higgins	927	16
Dr Thomas Monath	238	—

Total gains on share options and LTIPs	2,600	690

Back to Contents

ACAMBIS’ TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE
Acambis’ TSR performance is shown against the FTSE All-Share Pharmaceuticals & Biotech Index. This index has been chosen as Acambis is a constituent of this sector.

TOTAL SHAREHOLDER RETURN (TSR)
TSR REBASED

Back to Contents

SHARE OPTION SCHEMES
The Group operates several share option schemes. Options outstanding under the various schemes are as follows:

	Jan 1, 01	Granted	Exercised	Lapsed	Dec 31, 01
Scheme	’000	’000	’000	’000	’000

1994[1]	974	—	(966)	—	8
1995	1,825	—	(411)	(48)	1,366
1996	565	78	(268)	(65)	310
1999	2,392	1,503	—	(286)	3,609
SAYE	395	61	(30)	(38)	388
1990 US2	240	—	(57)	—	183
1995 US3	191	—	—	—	191

Total	6,582	1,642	(1,732)	(437)	6,055

	Jan 1, 02	Granted	Exercised	Lapsed	Dec 31, 02
Scheme	’000	’000	’000	’000	’000

1994[1]	8	—	(8)	—	—
1995	1,366	—	(421)	—	945
1996	310	135	(126)	—	319
1999	3,609	873	(265)	(163)	4,054
SAYE	388	72	(141)	(1)	318
1990 US2	183	—	(2)	—	181
1995 US3	191	—	—	—	191

Total	6,055	1,080	(963)	(164)	6,008

	Jan 1, 03	Granted	Exercised	Lapsed	Dec 31, 03
Scheme	’000	’000	’000	’000	’000

1995	945	—	(940)	—	5
1996	319	79	(72)	(8)	318
1999	4,054	1,026	(820)	(335)	3,925
SAYE	318	35	(153)	(8)	192
ESPP[4]	—	79	—	—	79
1990 US2	181	—	(4)	(10)	167
1995 US3	191	—	—	(1)	190

Total	6,008	1,219	(1,989)	(362)	4,876

  A breakdown of the total options outstanding at December 31, 2003 is as follows:

			Period in which exercisable in normal circumstances
Scheme	Number ’000	Weighted average exercise price

1995	5	£0.77	Until Sep 2005
1996	318	£2.29	Until Dec 2012
1999	3,925	£1.90	Until Dec 2012
SAYE	192	£1.71	Until May 2005
ESPP[4]	79	£3.08	Jun 05-Sep 2005
1990 US2	167	$3.91	Until Jun 2009
1995 US3	190	$8.62	Until Jun 2007

Total	4,876

NOTES
1	The Peptide Therapeutics Group plc 1994 unapproved share option scheme.
2	The OraVax 1990 Stock Incentive Plan.
3	The OraVax 1995 Stock Incentive Plan.
4	During 2003, an Employee Share Purchase Plan (ESPP) was set up for US-based employees. This plan is similar to the UK SAYE Scheme.

Back to Contents

Whilst they have no present intention of utilising such authority, at the Annual General Meeting held on May 12, 2004 the Directors obtained authority from the shareholders to allot shares up to an aggregate nominal value of £3,409,513 (34,095,129 ordinary shares of 10p each), being the unissued ordinary shares of the Company at March 15, 2004.
     The Group operates an Inland Revenue approved Save-As-You-Earn (SAYE) scheme in the UK and an ESPP scheme in the US and has taken advantage of the exemption given in UITF 17 from recognising a charge in the profit and loss account for the discount on those options.

Item 7     Major shareholders and related party transactions

A	Major shareholders

The shareholdings in the table set out below represent the shareholdings amounting to 3% or more of the ordinary share capital of the Company that had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, at the time of publication of the 2001 and 2002 Annual Report and Form 20-F and this 2003 Form 20-F.
     The figures in the columns entitled ‘2002 Annual Report and Form 20-F’ and ‘2001 Annual Report and Form 20-F’ do not necessarily represent the current shareholdings or percentages held by the respective shareholders.

	As at June 7, 2004		2002 Annual Report and Form 20-F		2001 Annual Report and Form 20-F

	Number of shares held	Percentage	Number of shares held	Percentage	Number of shares held	Percentage

Morley Fund Management Limited	6,541,470	6.16%	4,022,012	4.06%	3,650,893	3.92%
Standard Life	3,496,387	3.29%	—	—	—	—
Fidelity Management & Research Company	3,210,967	3.03%	6,010,194	6.06%	—	—
Baxter International, Inc.	—	—	16,713,603	16.87%	11,746,041	12.62%
Barclays PLC	—	—	4,950,803	5.00%	—	—
Legal & General Investment Management Limited	—	—	3,067,331	3.10%	—	—

As far as is known to the Directors, the Company is not directly or indirectly owned or controlled by another corporation or by any other government and the only shareholder directly or indirectly owning more than 10% of the Company is shown in the above table. All shareholders have the same voting rights.

ANALYSIS OF SHARE REGISTER AT JUNE 7, 2004

	Number	Percentage of	Number	Percentage of issued
Shareholding	of holders	total holders	of shares	share capital

1-1,000	1,633	55.7	857,528	0.8
1,001-5,000	824	28.1	1,946,024	1.8
5,001-100,000	339	11.5	7,846,089	7.4
100,001-500,000	88	3.0	21,425,539	20.2
500,001-1,000,000	24	0.8	17,121,498	16.1
1,000,001 and over	26	0.9	56,928,821	53.7

	2,934	100.0	106,136,289	100.0

US record holders, including American Depository Receipt (ADR) holders, held approximately 9% of the issued share capital of ordinary 10p shares.

Back to Contents

B      Related party transactions

As described in note 21 to the financial statements in Item 17, the Group has an interest in the Pasteur Mérieux-OraVax joint venture (the Joint Venture), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H.pylori infection in humans. Since May 1999, Acambis has performed a pre-agreed work programme on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements. For the year ended December 31, 2003, the Group has included turnover of £0.3m (2002 – £0.3m) in respect of costs incurred in performing services for the Joint Venture and a loss of £0.1m (2002 – £0.2m) within its Group financial statements. At December 31, 2003, the amounts the Group owed to the Joint Venture amounted to (2002 £nil). Amounts owed by the Joint Venture to the Group at December 31, 2003 were (2002 – £nil).
     In 2002, the Group took the view that, taking into account the increase in its shareholding in Acambis and the presence of a representative from Baxter on the Board, Baxter’s influence on Acambis was significant, and therefore Baxter was a related party for the full year. The Group’s long-term lease-finance facility with Baxter is described within ‘Financial liabilities’ in note 22 to the financial statements in Item 17. The Group made sales to Baxter of £14.1m in the year (2002 – £0.7m) of which £1.1m (2002 – £0.7m) was not received at the year-end, and made purchases of goods and services from Baxter of £50.4m (2002 – £45.7m) of which £9.4m (2002 – £42.7m) was unpaid at the year-end.
     There were no transactions between the Company and BPC prior to its acquisition.

C      Not applicable

Item 8           Financial information

A      Consolidated statements and other financial information

See item 17 for financial information.

DIVIDEND POLICY
Acambis has never paid any cash dividends on its shares and does not anticipate paying cash dividends for the foreseeable future.

B      Significant changes

POST BALANCE SHEET EVENTS
A) PORTFOLIO REVIEW
In January 2004, Acambis announced the outcome of a project prioritisation review. As a result, an operational review was also completed and Acambis decided to consolidate its research activities at its facility in Cambridge, Massachusetts. The research operation in Cambridge, UK will close during 2004. However, Acambis is retaining clinical and regulatory functions in Cambridge, UK, as well as various head office functions and sales, marketing and business development. Once the operational review is fully implemented during 2004, Acambis’ headcount is expected to reduce by around 40 to around 280 worldwide.

B) SETTLEMENT OF BAXTER MANUFACTURING AGREEMENT
Acambis had the exclusive rights to manufacture components of certain of Baxter’s vaccines at Acambis’ manufacturing facility. In May 2004, Acambis announced that it had reached a $19m settlement with Baxter in respect of this agreement, with payments due from Baxter to Acambis in three instalments; $9m which was received in May 2004, $5m due in January 2005 and $5m due in January 2006. Under UK GAAP, taking into account the time value of the income receivable approximately $18.5m will be recognised as other operating income in 2004. The balance of approximately $0.5m will be recorded within interest receivable and similar income during 2004 and 2005.

Back to Contents

C) ACAM2000 PHASE III TRIALS
In April 2004, Acambis announced the suspension of recruitment of subjects into its Phase III trials pending a review of safety data. The outcome of this review is expected to be known in the summer of 2004. The Group’s plan is still to submit applications to the FDA and the EMEA in 2005 for licensure on the basis of demonstrating non-inferiority to the currently licensed, first-generation smallpox vaccine, Dryvax®. Reported revenues in the first quarter of 2004 were lower than anticipated as a result of this suspension, which had the effect of moving expected costs and revenues from the first half of 2004 into the second half of the year.

Item 9           The offer and listing

A      The offer and listing details

COMPARATIVE MARKET PRICE INFORMATION
Acambis shares are traded on the London Stock Exchange under the symbol ‘ACM’ and on the US NASDAQ National Market in the form of ADRs under the symbol ‘ACAM’.
     The following tables set out the high and low closing mid-market prices for Acambis’ shares and close prices for ADRs:

			Shares		ADRs

		High	Low	High	Low

Calendar year		Pence per ordinary share		Dollars per ADR

1999		125.0	36.0	n/a	n/a
2000		134.0	51.5	n/a	n/a
2001		353.0	103.5	10.22	3.33
2002	First quarter	379.0	317.5	11.06	9.00
	Second quarter	339.5	208.5	9.34	6.33
	Third quarter	287.5	181.0	8.97	5.67
	Fourth quarter	291.0	226.5	9.49	7.08
2003	First quarter	281.0	207.5	9.10	6.40
	Second quarter	365.0	252.0	12.38	7.88
	Third quarter	396.0	306.5	12.85	9.83
	Fourth quarter	364.5	274.0	12.30	9.80
Monthly high and low prices (for the last full six months) are as follows:
December 2003		309.8	274.0	11.38	9.80
January 2004		323.5	300.0	11.82	11.04
February 2004		350.0	309.5	13.58	11.40
March 2004		354.0	351.1	14.41	12.04
April 2004		364.0	300.3	13.63	10.95
May 2004		325.0	300.0	12.13	10.55

As of June 7, 2004, the mid-market price of an Acambis share was 332p and the close price of an Acambis ADR was $12.29. The number of outstanding ordinary shares of 10p each at that date was 106,136,289.
      On February 23, 2004, Acambis announced a change in the ratio of its ADR, which has had the effect of bringing the price of its ADR more in line with the price of peer group companies. Since listing on NASDAQ in February 2001, Acambis’ ADR price has risen from approximately $18 to around $60. To ensure continued accessibility for both institutional and private investors in the US, Acambis took the decision to change the ADR ratio from one ADR for 10 ordinary shares to one ADR for two ordinary shares. All ADR holders on the register as at February 20, 2004 were issued on February 23, 2004 with four additional ADRs for each one held. The high and low data for ADRs shown in the table above reflect the current ratio.

B      Not applicable

Back to Contents

C      Markets

NATURE OF TRADING MARKET
Acambis’ ordinary shares are traded on the London Stock Exchange under the symbol ‘ACM’ and on the NASDAQ National Market in the form of ADRs under the symbol ‘ACAM’.

D      Not applicable

E       Not applicable

F      Not applicable

Item 10       Additional information

A      Not applicable

B      Memorandum and Articles of Association

A summary of the principal provisions of the Group’s Memorandum and Articles of Association can be found by referring to the Registration Statement on Form F-4 (filed with the Securities and Exchange Commission in April 1999) relating to the acquisition of Acambis Inc., as well as the document (filed in November 2000) in relation to the subscription by Baxter.

A copy of both the Memorandum and Articles of Association of the Company has been filed with the Registrar of Companies in the UK. The Memorandum contains the fundamental provisions of the Company’s constitution. The Articles contain the rules for the internal management and control of the Company.

C      Material contracts

Collaboration agreements

(a)	US CDC agreements

In prior years, the Group was awarded two distinct contracts (ACAM1000 and ACAM2000) by the CDC to develop and manufacture smallpox vaccines for the purposes of countering the threat of bioterrorism.

ACAM1000 CONTRACT
     This contract was awarded in September 2000, and incorporated two elements. First, to develop a new smallpox vaccine and, second, to produce and maintain a stockpile of vaccine doses. At the time of the initial award, the estimated value of the 20-year contract was $343m. This value made certain assumptions concerning price per dose, the shelf-life of the vaccine and that 40 million doses of the ACAM1000 vaccine would be produced and a stockpile maintained for 20 years. Following the terrorist events of September 11, 2001, the CDC issued a change order, increasing the number of doses to be delivered from 40 million to 54 million.
     The Group was required to sustain a production capability throughout the 20-year life of the contract, both to replace outdated doses and to be able to respond to increased demand as required. The exclusive commercial rights to the smallpox vaccine developed under this contract with the CDC are retained by Acambis.

During 2003, the Group recorded turnover in relation to this contract of £2.2m (2002 – £17.7m, 2001 – £5.7m) for R&D costs incurred by the Group and funded by the CDC.

ACAM2000 CONTRACT
     In November 2001, Acambis was awarded a second contract by the CDC to develop, manufacture, deliver and store 155 million doses of ACAM2000 vaccine. The initial value of this contract, which carries a fixed price, is $428m (approximately £240m). This contract is divided into two principal components: funding to take the vaccine through clinical trials to FDA licensure; and manufacture of the vaccine. The funding for the R&D element was received over 2002 and 2003, whereas the funding for the manufacture is received on delivery of the vaccine, which started during 2002.

Turnover of £145.9m has been recorded in 2003 in relation to this contract (2002 – £58.2m, 2001 – £nil).

Back to Contents

DOWN-SELECTION OF ACAM1000 CONTRACT
In May 2003, the US Government decided to consolidate all the future R&D and manufacturing activities associated with Acambis' two existing smallpox vaccine contracts under a single contract. The CDC indicated that it no longer required Acambis to deliver 54 million doses of ACAM1000 vaccine and instead intended to place orders for 54 million doses of ACAM2000 vaccine during 2003 and 2004. The CDC intends therefore, to procure a total of 209 million doses from the ACAM2000 contract. The CDC’s decision enables Acambis to focus both manufacturing and clinical trial resources on a single production and development programme.
     Acambis’ activities in this area are now, therefore, focused on the ACAM2000 contract, with production and clinical trials of ACAM1000 smallpox vaccine having already been substantially wound down. The delivery of 155 million doses of ACAM2000 smallpox vaccine to the CDC was completed in Q1 2004. Orders for 27.5 million doses of the next 54 million doses have been received and delivery completed in H1 2004. It is anticipated that the remaining doses will be ordered and delivered during the remainder of 2004. We will be accounting for all of the costs and revenue from these new orders as the doses are delivered and accepted.
     Under the revised ACAM2000 contract, the Group is required to sustain a production capability throughout the 20-year life of the contract, both to replace outdated doses and to be able to respond to increased demand as required. The exclusive commercial rights to the smallpox vaccine developed under this contract with the CDC are retained by Acambis.

(b) US NIAID contract

In February 2003, Acambis was awarded a $9.2m contract by NIAID, part of the US National Institutes of Health, to develop a new MVA vaccine, deliver several thousand doses of the vaccine to NIAID and conduct a Phase I clinical trial in healthy adults. The contract is structured on a “cost plus fixed fee” basis. For this contract, Acambis has partnered with Baxter Healthcare Corporation, its strategic partner, such that Baxter will manufacture the doses of vaccine at their manufacturing site. Acambis is acting as the prime contractor and Baxter as sub-contractor, leveraging each other's strengths and capabilities. Baxter is responsible for the manufacture of vaccine under this contract.
     Turnover recorded under this contract of £3.5m was recorded in 2003 (2002 – £nil; 2001 – £nil).

The NIAID recently sought an RFP relating to a second stage contract for the manufacture of three million doses of MVA and continuation of clinical testing. The Acambis/Baxter proposal was submitted in February 2004 and we are currently responding to follow-up questions and information requests from NIAID relating to the proposal. We believe the NIAID expects to announce the awardee(s) of this contract during the summer of 2004. A third contract, relating to the 50 to 60 million-dose stockpile anticipated to be required by the US Government, is expected to be tendered for in 2005.

(c) Cangene agreement

In March 2003 Acambis concluded an agreement with Cangene Corporation (Cangene) to market Cangene's VIG product in markets outside North America and Israel. No turnover was recorded in 2003 (2002 – £nil, 2001 – £nil) under this agreement. Baxter is a marketing sub-agent with respect to this agreement.

(d) Baxter agreements

DECEMBER 2000 AGREEMENTS
In December 2000, Acambis entered into the following series of agreements with Baxter:
• Investment of £27.8m by Baxter in new Acambis equity. This subscription was payable in four instalments between December 2000 and, at the latest, June 2003 at an average price of 130p per share. The first instalment of £10.4m was made in December 2000, the second instalment of £3.5m was made in June 2001, the third instalment of £7.0m was made in June 2002 and the fourth and final instalment totalling £7.0m was made on 27 March 2003. In December 2003, Baxter sold its entire 20.3% stake in Acambis;
• Acambis had the exclusive rights to manufacture components of certain of Baxter’s vaccines at Acambis’ manufacturing facility. In May 2004, Acambis announced that it had reached a $19m settlement with Baxter terminating this agreement, payable in three instalments from Baxter to Acambis of $9m in June 2004, $5m in January 2005 and $5m in January 2006;
• Acambis granted Baxter an option to be its marketing partner for the yellow fever vaccine, ARILVAX®, in the US (subject to approval from Chiron). This option expired in December 2003; and
• Baxter licensed to Acambis the rights to use Baxter’s novel Vero-cell technology in exchange for royalty payments to Baxter. This currently applies to the production of Acambis’ ChimeriVax-JE, ChimeriVax-West Nile and smallpox vaccines.

Back to Contents

Under the terms of the agreement entered into in December 2000, the Group received income of £nil (2002 – £1.3m, 2001 – £nil) in relation to Baxter’s share of the commissioning of Acambis’ manufacturing plant. This income was netted off against R&D costs on the face of the UK GAAP profit and loss account. No income was recorded in 2003 (2002 – £nil, 2001 – £nil) under this agreement.

ACAM2000 SUB-CONTRACT
In November 2001, Acambis entered into a sub-contract with Baxter for the purchase of crude bulk smallpox vaccine and the subsequent assembly of various components into multi-dose kits of smallpox vaccine.

CANTON LONG-TERM LEASE FINANCE FACILITY
In December 2001, Acambis entered into a long-term lease-finance facility with Baxter in respect of Acambis’ manufacturing plant. Further details of this facility are described within “Financial liabilities” in note 20 to the financial statements in Item 17.

ACAM2000 DISTRIBUTION AGREEMENT
In December 2002, Acambis entered into a distribution, manufacturing and licence agreement with Baxter, giving Baxter exclusive distribution rights for ACAM2000 smallpox vaccine in all countries of the world, excluding the US and the UK. In 2003, turnover of £14.1m (2002 – £0.7m, 2001 – £nil) was recorded under this agreement.

CANGENE MARKETING SUB-AGENT
As noted above in (c), Baxter is a sub-agent with respect to the Cangene contract.

MVA SUB-CONTRACT
As noted above in (b), Baxter is a manufacturing sub-contractor with respect to the MVA contract with the NIAID.

(e) Evans Vaccines agreement

In September 1999, the Group entered into an agreement with Medeva Pharma Limited to obtain regulatory approval in the US for ARILVAX™ yellow fever vaccine. Medeva Pharma Limited assigned this agreement to Evans Vaccines Limited, a wholly-owned subsidiary of Chiron Vaccines, in October 2000. The Group is funding 100% of the costs of the clinical trials and regulatory submission. As described in note 19 to the financial statements in item 17, “Creditors: amounts falling due within one year”, the costs are being partly financed through an overdraft facility up to a maximum of $7m, being underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAX™ in the US, whilst still retaining an option to buy back 50% of the profits from the US sales in return for refunding to the Group the costs the Group has incurred on the ARILVAX™ programme. No turnover was recorded in 2003 (2002 – £nil, 2001 – £nil) under this agreement.

(f) Berna Biotech supply agreement

In August 2003, Acambis acquired BPC. BPC, which has exclusive North American sales and distribution rights to Vivotif®, an oral typhoid vaccine manufactured by Berna Biotech AG. Licensed in over 50 countries around the world and the only orally administered typhoid vaccine currently available, Vivotif® has been registered and sold in the US since 1990 and Canada since 1994. BPC employs 13 people, with operations in Miami and Toronto, from where it promotes and distributes Vivotif® to customers throughout North America.
     The Group paid amounts of £0.3m in 2003 in relation to this contract (2002 – £nil, 2001 – £nil).

(g) Aventis Pasteur agreement

The Group has a licensing and collaboration agreement with Aventis Pasteur to employ the ChimeriVax™ technology to develop a vaccine against dengue fever. Aventis Pasteur fully funds all R&D costs incurred on the project. During 2003, the Group has recorded turnover of £1.9m (2002 – £3.3m, 2001 – £2.6m) for R&D costs incurred by the Group and funded by Aventis Pasteur under this agreement.
     The Group has the ability to receive clinical and regulatory milestones through to product licensure in addition to royalties on sales of the actual product.

D      Exchange controls

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

Back to Contents

EXCHANGE RATE INFORMATION
References in this Form 20-F to “US dollars”, “$”, or “¢” are to the currency of the United States. References to pounds “sterling”, “pounds”, “£”, “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound. Solely for your convenience, this report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be taken as assurances that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

The table below sets forth, for the periods and dates indicated, the exchange rate for the US dollar against the pound based on the noon buying rate, expressed in dollars per pound sterling. The period average is based on the average of the noon buying rates on the last day of each month during the period.

	Period Average	Period End	High	Low

Year ended December 31
1999	1.6172	1.6150	1.6765	1.5515
2000	1.5163	1.4938	1.6522	1.4002
2001	1.4400	1.4555	1.5047	1.3726
2002	1.5035	1.6095	1.6095	1.4092
2003	1.6453	1.7905	1.7905	1.5497

Monthly high and low rates (for the last full six months) are:
December 2003	1.7905	1.7197
January 2004	1.8505	1.7854
February 2004	1.9051	1.8192
March 2004	1.8692	1.7928
April 2004	1.8577	1.7666
May 2004	1.8353	1.7559

As of June 7, 2004, the spot exchange rate for pounds sterling was $1.8386.

E      Taxation

UK TAX CONSEQUENCES OF OWNING ACAMBIS SHARES
TAXATION OF DIVIDENDS
There is no withholding tax on dividends paid by a UK company. Under the provisions of the income tax convention which came into force between the UK and the US in relation to dividends paid after May 1, 2003, (or May 1, 2004 if the recipient of the dividend has elected to apply the previous convention for a further year), payments in respect of tax credits are no longer made to US holders on dividends paid by UK companies.

UK TAXATION OF CAPITAL GAINS
A US holder who is not resident, or ordinarily resident, for tax purposes in the UK will not be liable for UK tax on capital gains on the disposal of Acambis shares unless the US holder carries on a trade, profession or vocation in the UK through a branch or agency and the Acambis shares are or have been used by, held by, or acquired for use by or for the purposes of such trade, profession, vocation, branch or agent. In certain circumstances, however, a person who has been resident in the UK and again becomes resident after a period of non-residence may be taxed on gains realised during the period of non-residence.

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

Back to Contents

UK STAMP DUTY AND STAMP DUTY RESERVE TAX
Any transfer of Acambis shares will result in a stamp duty liability at the rate of 0.5% (rounded to the nearest £5) of the consideration (which liability is generally payable by the purchaser of the Acambis shares). There is no charge to ad valorem stamp duty on gifts. On a transfer of Acambis shares from a nominee to the beneficial owner, if the nominee has at all times held the Acambis shares on behalf of the transferee, under which no beneficial interest passes and which is neither a sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed £5 stamp duty will be payable.
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
     Increased UK stamp duty and stamp duty reserve tax charges will apply if the Acambis shares are issued or transferred to a custodian for a clearing system or to a depositary who issues depositary receipts in respect of such shares. These are generally at the rate of 1.5% of the consideration paid or the market value of the Acambis shares, depending on the circumstances.

The above summary is not intended to constitute a complete analysis of all of the UK tax consequences of the ownership or disposition of Acambis shares. This discussion is included for general information purposes only and may not apply to a particular shareholder in light of such shareholder’s particular circumstances. Shareholders are urged to consult their own tax advisers as to the particular tax consequences to them of the ownership or disposition of Acambis shares, including the application of state, local and other foreign tax laws.

US TAX CONSEQUENCES OF OWNING ACAMBIS SHARES
The following summary sets out the principal US federal tax consequences of the purchase, ownership and disposition of the Company’s shares or ADRs in respect of such shares by a ‘US Holder’ (as defined below) and is not intended to be a complete analysis or listing of all the possible tax consequences of such purchase, ownership or disposition.
     As used herein a ‘US Holder’ means a beneficial owner of Acambis’ shares or ADRs that is: a citizen or resident of the US; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US, or any political subdivision thereof; an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.
     This summary deals only with shares and ADRs held as capital assets and does not address any special tax consequences that may be applicable to US Holders who are subject to special treatment under the current income tax convention between the US and the UK which came into effect on March 31, 2003 (the ‘Treaty’), or the US Internal Revenue Code of 1986, as amended, such as dealers in securities or foreign currency, traders who elect mark-to-market accounting, financial institutions or financial services entities, insurance companies, persons subject to the alternative minimum tax, tax-exempt entities or private foundations, persons that hold the shares or ADRs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated financial transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long-term residents of the US, persons who alone, or together with one or more associated persons, control or controlled (directly, indirectly or constructively) 10% or more of the voting shares of the Company; persons who acquire shares or ADRs as compensation for services; or a US Holder who is resident or ordinarily resident for tax purposes in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US Holder who, or a US corporation which, has a permanent establishment in the UK. In addition, the following summary assumes that US Holders are residents of the US for purposes of the Treaty and are entitled to the benefits of the Treaty and does not consider the tax consequences to person that elect to extend the application of the former income tax treaty between the US and the UK.
     Prospective investors are advised to consult their tax advisers with respect to the tax consequences of the purchase, ownership and disposition of shares or ADRs, including specifically the consequences under state and local tax laws. The statements regarding US and UK tax laws set out below are based on US federal and UK tax laws and UK Inland Revenue practice in force on the date of this Form 20-F and are subject to change after that date. This summary does not address the tax consequences to partnerships, other pass-through entities or persons who hold shares or ADRs through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-US tax laws or the possible application of US federal gift or estate tax.
     US Holders of ADRs will be treated as the owners of the underlying shares for purposes of the double taxation conventions relating to income and estate and gift taxes between the US and the UK and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

Back to Contents

TAXATION OF DIVIDENDS
     Subject to the discussion below under ‘Tax Consequences of PFIC Status’, any dividend paid by the Company will generally be included in the gross income of a US Holder as dividend income for US federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be applied against and will reduce the US Holder’s tax basis in the shares or ADRs and to the extent in excess of such tax basis will be treated as a gain from the sale or exchange of the shares or ADRs.
     The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US Holder, in the case of shares, or by the Depositary (or its Custodian), in the case of ADRs, regardless of whether the dividend payment is converted into US dollars. Foreign currency exchange gain or loss, if any, realized on a subsequent sale or other disposition of pounds generally will be treated as US source ordinary income or loss to the US Holder.
     Dividends received on the shares or ADRs generally will be foreign source passive income for US foreign tax credit purposes and generally will not be eligible for the dividends received deduction allowed to US corporations under Section 243 of the Code.
     Under recently enacted US federal income tax legislation generally applicable for 2003, an individual US Holder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations paid prior to January 1, 2009 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradable on an established securities market in the US, including NASDAQ, or (b) such corporation is eligible for the benefits of the Treaty. The Company believes that it is eligible for the benefits of the Treaty. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “foreign investment company”, a “foreign personal holding company”, or a “passive foreign investment company” for US federal income tax purposes. Based on the nature of the Company’s operations and/or its ownership, the Company does not believe that it would be treated as a foreign investment company or a foreign personal holding company. In addition, while the Company does not believe it is a passive foreign investment company, see the discussion below at ‘Tax Consequences of PFIC Status’. Accordingly, dividend distributions with respect to the Company’s shares or ADRs should be treated as qualified dividend income eligible for the reduced 15% US federal income tax rate. However a US Holder will not be entitled to the reduced rate unless the holder meets certain holding period requirements. Any days during which a US Holder has diminished its risk of loss on the shares or ADRs are not counted towards meeting such requirement. In addition, A US holder will not be entitled to the reduced rate on dividends to the extent the US Holder is under an obligation to make related payments on substantially similar or related property; or the US Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code.

TAXATION OF CAPITAL GAINS
     Subject to the discussion below at ‘Tax Consequences of PFIC Status’, upon a sale, exchange or other disposition of shares or ADRs, a US Holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis (determined in US dollars) in such shares or ADRs. Generally, such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the US Holder’s holding period for such shares or ADRs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gains of a non-corporate US Holder are generally subject to a maximum tax rate of 15%. The deductibility of a capital loss recognised on the sale or exchange of shares or ADRs is subject to limitations.
     If the shares or ADRs are publicly traded, a disposition of such shares or ADRs will be considered to occur on the “trade date”, regardless of the US Holder’s method of accounting. A US Holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale on the date that the sale settles. However, a US Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale on the “trade date” and, therefore, may realise a foreign currency gain or loss, unless such US Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US Holder that receives foreign currency upon the sale or exchange of the shares or ADRs and converts the foreign currency into US dollars subsequent to receipt will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. A foreign exchange gain or loss will generally be US source ordinary income or loss.

TAX CONSEQUENCES OF PASSIVE FOREIGN INVESTMENT COMPANY (PFIC) STATUS
     The Company will be a PFIC, if 75% or more of its gross income in a taxable year, including its pro rata share of the gross income of any company, US or foreign, in which the Company is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be a PFIC if 50% or more of its gross assets in a taxable year, averaged over the year and generally determined based on fair market value and including its pro rata share of the assets of any company, US or foreign, in which the Company is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. As a result of its cash position, Acambis may be a classified as a PFIC under the asset test in the event that the price of the ordinary shares decline substantially. Acambis will monitor its status and will, promptly following the end of any taxable year for which it is determined it to be a PFIC, notify US Holders of such status.

Back to Contents

If the Company were a PFIC, and a US Holder did not make an election to treat it as a “qualified electing fund” (as described below):
•	excess distributions to a US Holder would be taxed in a special way. “Excess distributions” are amounts received by a US Holder with respect to shares in any taxable year that exceed 125% of the average distributions received by such US Holder in the shorter of either the three previous years or such US Holder’s holding period before the present taxable year. Excess distributions must be allocated rateably to each day that a US Holder has held stock. A US Holder must include amounts allocated to the current taxable year and to years prior to becoming a PFIC in its gross income as ordinary income for that year. A US Holder must pay tax on amounts allocated to each other taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;
•	the entire amount of gain realized by a US Holder upon the sale or other disposition of ordinary shares also will be treated as an excess distribution and will be subject to taxation and an interest charge as described above; and
•	the tax basis in shares of shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.
     The special PFIC rules described above will not apply to a US Holder if the US Holder makes an election to treat the Company as a qualified electing fund (QEF) in the first taxable year in which the US Holder owns ordinary shares and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.
     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to such shareholder’s timely filed US federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 with such shareholder’s US federal income tax return every year. We will make available to US Holders upon request the annual information statement to make a QEF election and report inclusions thereunder.
US Holders may also be able to avoid the interest charge described above by making a mark to market election. Such election is available to the extent that the shares or ADRS held are regularly traded on certain US stock exchanges (including NASDAQ), or on a foreign stock exchange that meets the following requirements:
•	the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located;
•	the foreign exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open market, and to protect investors;
•	the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and
•	the rules of the exchange effectively promote active trading of listed stocks.
     The Company reasonably believes that it is not currently a PFIC and it does not anticipate becoming a PFIC. This belief is based in part on the Company’s market capitalisation and the rules applicable to valuing the assets of publicly traded companies. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. A decline inmarket capitalisation or a significant increase in the amount of royalty income we receive could cause the Company to become a PFIC. Accordingly, the Company cannot assure you that it will not be treated as a PFIC in future years.
US Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC. US Holders are urged to consult their tax advisors about the PFIC rules, including the advisability of choosing to make QEF, “retroactive QEF,” and the availability of mark-to-market elections.

US INFORMATION REPORTING AND US BACKUP WITHHOLDING TAX
     Dividends paid on shares or ADRs may be subject to US information reporting requirements and backup withholding tax (currently 28%). In addition, the payment of the proceeds of a sale, exchange or redemption of shares or ADRs to a US Holder or non-US holder in the US, or through US or US-related persons, may be subject to US information reporting requirements and backup withholding tax (currently 28%).

Back to Contents

     US Holders can avoid the imposition of backup withholding tax by reporting their taxpayer identification number to their broker or paying agent on US Internal Revenue Service Form W-9. Non-US holders can avoid the imposition of backup withholding tax by providing a duly completed US Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as appropriate, to their broker or paying agent. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s US federal income tax liability, provided that the required returns are filed with US Internal Revenue Service on a timely basis.

F      Not applicable

G      Not applicable

H      Documents on display

Certain documents referred to in this Form 20-F are available for inspection at the registered office of the Company.

I      Not applicable

Item 11      Quantitative and qualitative disclosures about market risk

FINANCIAL INSTRUMENTS
The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.
     The main risks arising from the Group’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group’s objectives and policies for managing each of these risks. Details of the Group’s objectives and policies, both during the year and since the year-end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year. The Group’s short-term debtors and creditors are excluded from the disclosures, other than currency risk disclosures.

FOREIGN CURRENCY RISK
The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group’s net investment in, and reported profits from, foreign subsidiaries when translated into sterling.
     During 2003, the Group generated and retained more revenue in US dollars than it needed to fund expenditure denominated in US dollars. In addition, a portion of the Group’s sales is denominated in other currencies, primarily the euro. The Group must, therefore, determine whether to hold these surplus funds in the currency in which they were earned, with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return, whilst mitigating the risk of fluctuations in the Group’s net assets when reported in sterling.
     From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. During 2003, the Group took out forward contracts to sell $85m and buy sterling. There were no forward contracts outstanding at the year end.
     During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling at the banks’ discretion, at a rate previously agreed. The Group had a dual currency deposit of €7.5m outstanding at the end of 2003.
     Where Group companies have assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances, which are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the profit and loss account. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.
     The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

Back to Contents

NET FOREIGN CURRENCY MONETARY ASSETS

	2002

	Sterling £m	US dollar £m	Euros £m	Total £m

Functional currency of Group operation:
Sterling	—	27.4	0.8	28.2
Dollars	—	—	—	—

	—	27.4	0.8	28.2

	2003

	Sterling £m	US dollar £m	Euros £m	Total £m

Functional currency of Group operation:
Sterling	—	11.9	5.5	17.4
Dollars	29.0	—	—	29.0

	29.0	11.9	5.5	46.4

INTEREST RATE RISK
The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit, or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used (see below). The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained.

LIQUIDITY RISK
The Board monitors the level of cash and liquid resources on a regular basis, and management on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately half of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short term, and a maximum investment with any one counter party of £20m.

FINANCIAL ASSETS
The Group had cash and liquid resources of £125.2m at December 31, 2003 (2002 – £11.8m). The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 50% of the Group’s cash and liquid resources are available for use with a day’s notice, with the remainder being invested on deposits of up to nine months. During 2003, these funds achieved weighted average returns of 3.0% (2002 – 4.1%) for funds invested in UK sterling, 1.4% (2002 – 1.9%) for funds invested in US dollars, and 2.45% (2002 – no balances held) for funds invested in euros. The Group also holds shares in Medivir AB (see note 14b in Item 17), an investment which does not subject the Group to interest rate risk as it has no maturity date.

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL ASSETS

	Fixed	Floating	Total	Fixed	Floating	Total
	Interest rate	Interest rate	2003	Interest rate	Interest rate	2002
	£m	£m	£m	£m	£m	£m

Sterling	68.9	17.9	86.8	—	11.1	11.1
Dollars	8.4	24.5	32.9	—	0.7	0.7
Euros	5.3	0.2	5.5	—	—	—

Total cash and liquid resources	82.6	42.6	125.2	—	11.8	11.8

FINANCIAL LIABILITIES
The Group’s overdraft facility, which is denominated in US dollars and is underwritten by Chiron, is explained in note 19 in Item 17. At December 31, 2003, the Group had fully utilised the overdraft facility (2002 – fully utilised). Interest on the facility is charged at 0.35% per annum above the bank base rate for US dollars. During 2003, the weighted average interest payable on the facility was 1.5% (2002 – 2.0%).

Back to Contents

     At December 31, 2003, the Group also held a lease-finance facility, which matures within three years. This $40m (approximately £22m) lease-finance facility, arranged through Baxter International, Inc. (Baxter), was approved by shareholders in December 2001 and is included in the financial statements within creditors. In 2001, the Group drew down $18.6m (£14.3m). No further drawdowns were made from the facility during 2003 or 2002.
     In January 2003, the interest percentage payable in respect of the facility was fixed at 6.25% until the end of the life of the lease, resulting in an interest charge of $1.4m (£0.8m) in 2003. This interest charge was paid in cash during 2003.
     The repayment schedule for the lease financing requires that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.
     At December 31, 2003, the balance in this facility was $22.5m (£12.6m), resulting in $17.5m (approximately £9.8m) not being used at that time (2002 – $17.5m, approximately £10.9m). The facility is denominated in US dollars.
     The non-interest bearing deferred and contingent liability is included within creditors (see notes 19 and 20 in Item 17) in relation to the acquisition of BPC.

PROFILE OF THE GROUP’S FINANCIAL LIABILITIES
The maturity profile of the overdraft facility and the future minimum finance lease obligations (net of finance charges) to which the Group is committed are as follows:

			Deferred and
	Overdraft	Finance	contingent	Total	Overdraft	Finance	Total
	facility	lease	consideration	2003	facility	lease	2002
	£m	£m	£m	£m	£m	£m	£m

Within one year	3.9	3.0	0.3	7.2	—	—	—
Between one and two years	—	4.0	2.6	6.6	4.3	4.4	8.7
Between two and five years	—	5.6	—	5.6	—	9.6	9.6

	3.9	12.6	2.9	19.4	4.3	14.0	18.3

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL LIABILITIES

	Fixed	Floating	Non interest	Total	Fixed	Floating	Total
	interest rate	interest rate	bearing	2003	interest rate	interest rate	2002
	£m	£m	£m	£m	£m	£m	£m

Amounts outstanding	12.6	3.9	2.9	19.4	14.0	4.3	18.3

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
In the opinion of the Directors, there is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at December 31, 2003. Fair values have been calculated by discounting cash flows at prevailing interest rates.

MINIMUM FUTURE LEASES
The Group leases its property and certain equipment under non-cancellable operating agreements, which expire at various dates until 2023. The future amounts payable under current lease commitments at December 31, 2003 were as follows:

Total £m

2004	1.3
2005	1.3
2006	1.3
2007	0.6
2008	0.5
Thereafter	7.0

Total	12.0

Back to Contents

Item 12      Not applicable

Item 13      None

Item 14      Not applicable

Item 15      Controls and procedures

The Board has applied principle D.2 of the UK Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.
     In 2000, the Group established a working committee specifically tasked to review and evaluate the risks to which the business is exposed. This committee is made up of members of the Executive Directors of the Board as well as certain members of senior management, all of whom assume different operating responsibilities within the business. Each member participates in the ongoing risk-management process and, ultimately, its findings are reported to the Board. This will be further strengthened in 2004 with additional personnel to support Sarbanes-Oxley compliance.
     In compliance with provision D.2.1 of the Combined Code, the Board continuously reviews the effectiveness of the Group’s system of internal controls. The Board’s monitoring covers all controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Form 20-F. This assessment considers all significant aspects of internal controls arising during the period covered by the report, including the need to have an internal audit function. The Audit Committee assists the Board in discharging its review responsibilities.
     In this Form 20-F, we have restated our US GAAP results for the 2002 financial period. Specifically, the Company recognised revenue with respect to a portion of the smallpox vaccine contract with the CDC while there were still conditions for acceptance by the customer. As a result, revenue was recorded before it was earned under US GAAP, which resulted in the restatements of amounts in 2002. The background regarding this restatement is described in full within Item 5 – Operating and financial review and prospects.
     Acambis is committed to remedying the internal control weakness that has been identified and further improving its internal controls. Accordingly, in order to ensure this type of restatement under US GAAP does not occur in the future, a number of changes are currently being made to restructure the roles and responsibilities of the US finance team. The Group conducted, as at the end of the period covered by this Form 20-F, a review of the effectiveness of the Group’s disclosure controls and procedures. Based upon this review, which took into account the weakness in internal controls discussed above and in Item 5 of this Form 20-F, the Chief Executive Officer and Acting Chief Financial Officer have concluded that the Group’s current disclosure controls and procedures are sufficiently effective to ensure that material information by the Group is recorded, processed, summarised and reported in a timely manner, and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.
     Except as discussed above, there were no changes in the Group’s internal controls over financial reporting or in other factors that occurred during the period covered by this Form 20-F that materially affected or are reasonably likely to materially affect, the Group’s internal controls over financial reporting.

Item 16A      Audit committee financial expert

During 2003, the Audit Committee did not include an “audit committee financial expert”, although Acambis was actively seeking to strengthen the Board by increasing the number of independent Non-executive Directors with specific experience and impartiality. As a result, Ross Graham was appointed to the Board of Acambis as a Non-executive Director on March 25, 2004 and was also appointed at that time as Chairman of the Audit Committee. He meets the requirements of an “audit committee financial expert”, being a qualified Chartered Accountant for over 30 years, having served as Chief Financial Officer of Misys plc until 1998, a company quoted on the London Stock Exchange, and currently serving as Audit Committee Chairman on the Board of Wolfson Microelectronics plc.

Back to Contents

Item 16B      Code of ethics

The Group has complied with the provision of the Code of Best Practice set out in Section 1 of the UK Combined Code throughout 2003, and applied the Principles of Good Governance as set out within the Combined Code. Additionally, the Group adopts an informal financial code of ethics and intends formally to adopt a code of conduct and ethics that will meet the requirements of the Sarbanes-Oxley Act and the requirements of the NASDAQ National Market. The Group intends to adopt this formal code over the next year and to apply it to all its employees.

Item 16C      Principal accountant fees and services

During 2003, the Group obtained the following services from its auditors as follows:
     Audit Fees: £121,000 in relation to statutory audit (2002 – £63,000, 2001 – £58,000); audit related fees: £53,000 in relation to audit related regulatory reporting (2002 – £14,000, 2001 – £nil); tax fees: £139,000 in relation to tax compliance services (2002 – £100,000, 2001 – £nil); and £29,000 in relation to tax advisory services (2002 – £nil, 2001 –£nil); all other fees: £27,000 in relation to due diligence services (2002 – £nil, 2001 – £nil); £nil in relation to further assurance services (2002 – £23,000, 2001 – £327,000).
     The amounts payable in 2001 relate to the previous auditors, Arthur Andersen.
     The Audit Committee follows an Audit and Non-Audit Services Pre-Approval practice, which applies to the Group’s primary auditors and any other firm serving as an auditor to any entities in the Group. The Audit Committee has delegated the pre-approval of non-audit services to be performed by the principal accountant to the Audit Committee Chairman, and, where appropriate the Audit Committee Chairman refers back to the full Audit Committee for approval. The policy requires all audit engagements to be approved by the Audit Committee Chairman or by the full Audit Committee. It prohibits Group entities from engaging the auditors in activities prohibited by the SEC. The practice permits the auditors to be engaged for other services provided the engagement meets the criteria of pre-approved activities and is notified to the Audit Committee.

Item 17      Financial Statements

DIRECTORS' RESPONSIBILITIES
Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

FINANCIAL STATEMENTS, INCLUDING ADOPTION OF GOING CONCERN BASIS
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
         The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the Group’s website. Uncertainty regarding legal requirements is compounded, as information published on the Internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF ACAMBIS PLC
In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, cash flows and total recognised gains and losses present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries (together, the ‘Group’) at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.. The financial statements of Acambis plc for the year ended December 31, 2001, prior to the revisions discussed in Note 1, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated April 15, 2002.

     Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31, as restated, to the consolidated financial statements.
     As discussed above, the financial statements of Acambis plc for the year ended December 31, 2001, were audited by other independent auditors who have ceased operations. As described in Note 1, certain items in these financial statements have been revised. We audited the adjustments described in Note 1 that were applied to revise the 2001 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

PricewaterhouseCoopers LLP
Cambridge, UK
March 26, 2004, except for note 30 B) and note 30 C), as to which the date is June 25, 2004

The audit report of Arthur Andersen (Andersen), our former independent public accountant, is included in this Annual Report on Form 20-F for purposes of including the Andersen's report on our financial statements for the year ended December 31, 2001.

The audit report set forth below is a copy of the audit report, dated April 15, 2002, previously issued by Andersen which was included in our Annual Report on Form 20-F for 2001 filed with the SEC on April 29, 2002. We are including this copy of Andersen's April 15, 2002 audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934, as amended.

This audit report has not been reissued by Andersen in connection with the filing of this Form 20-F.

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

Back to Contents

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

Arthur Andersen, Chartered Accountants and Registered Auditors
Betjeman House
104 Hills Road
Cambridge CB2 1LH
15 April 2002

Back to Contents

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002		2001
	Notes	£m		£m		£m

Turnover	2	169.1		79.7		8.9
Cost of sales		(98.4)		(49.2)		(5.1)

Gross profit		70.7		30.5		3.8
Research and development costs		(19.9)		(16.5)		(13.0)
Sales and marketing costs		(1.3)		—		—
Administrative costs (including amortisation of goodwill)	3	(4.7)		(4.3)		(3.5)
Exceptional administrative item: settlement of BTG agreement	3, 4	(7.4)		—		—

Group operating profit/(loss)		37.4		9.7		(12.7)
Interest receivable and similar income		2.1		0.7		0.9
Amounts released/(provided) against fixed asset investment	5	0.5		(0.1)		(0.4)
Interest payable and similar charges	6	(1.0)		(1.2)		(0.2)
Exchange gain/(loss) on foreign currency borrowings	19	0.4		0.5		(0.1)

Profit/(loss) on ordinary activities before taxation	7	39.4		9.6		(12.5)
Taxation	10	(3.9)		—		0.1

Profit/(loss) on ordinary activities after taxation
(being retained profit/(loss) for the financial year)		35.5		9.6		(12.4)

Earnings/(loss) per ordinary share (basic)	11	34.5	p	10.0	p	(13.7	)p
Earnings/(loss) per ordinary share (fully diluted)	11	34.0	p	9.7	p	(13.7	)p

A statement of movements on reserves is given in note 24.
The accompanying notes are an integral part of this Group profit and loss account.
All amounts in 2003 arise from continuing operations. The results of the Group’s acquisition 2003 are not material to the Group (see note 15).

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2003

	2003	2002	2001
	£m	£m	£m

Profit/(loss) for the year	35.5	9.6	(12.4)
(Loss)/gain on foreign currency translation	(3.8)	1.3	(0.3)

Total recognised gains and losses for the financial year	31.7	10.9	(12.7)

The accompanying notes are an integral part of this Group statement of total recognised gains and losses.

GROUP BALANCE SHEET AT DECEMBER 31, 2003

		2003	2002
	Notes	£m	£m

Fixed assets
Intangible assets	12	18.4	13.6
Tangible assets	13	21.0	20.0
Investments	14	1.2	1.1

		40.6	34.7

Current assets
Stock	16	18.2	48.4
Debtors: amounts receivable within one year	17	12.3	54.0
Debtors: amounts receivable after one year	18	0.1	4.9
Short-term investments		62.0	0.1
Cash at bank and in hand		63.2	11.7

		155.8	119.1
Creditors: amounts falling due within one year	19	(96.9)	(88.4)

Net current assets		58.9	30.7

Total assets less current liabilities		99.5	65.4
Creditors: amounts falling due after one year	20	(12.3)	(18.9)
Provisions for liabilities and charges
Investment in joint venture:	21
– share of assets		0.9	0.9
– share of liabilities		(1.2)	(1.1)

		(0.3)	(0.2)

Net assets		86.9	46.3

Capital and reserves
Called-up share capital	23	10.6	9.9
Share premium account	24	96.0	87.8
Profit and loss account	24	(19.7)	(51.4)

Shareholders’ funds – all equity	25	86.9	46.3

The accompanying notes are an integral part of this Group balance sheet.

COMPANY BALANCE SHEET AT DECEMBER 31, 2003

		2003	2002
	Notes	£m	£m

Fixed assets
Investments	14	15.4	15.1

Current assets
Debtors: amounts receivable within one year	17	—	0.6
Debtors: amounts receivable after one year	18	28.0	71.6
Short-term investments		35.0	—
Cash at bank and in hand		43.9	12.2

		106.9	84.4
Creditors: amounts falling due within one year	19	(14.6)	(0.4)

Net current assets		92.3	84.0

Total assets less current liabilities		107.7	99.1

Net assets		107.7	99.1

Capital and reserves
Called-up share capital	23	10.6	9.9
Share premium account	24	95.8	87.6
Profit and loss account	24	1.3	1.6

Shareholders’ funds – all equity		107.7	99.1

The accompanying notes are an integral part of this Company balance sheet.

Back to Contents

GROUP CASHFLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2003

		2003	2002	2001
	Notes	£m	£m	£m

Net cash inflow/(outflow) from operating activities	26	119.1	(6.2)	(8.0)

Returns on investment and servicing of finance
Interest received		2.0	0.7	1.2
Interest paid		(0.1)	(0.1)	(0.2)
Interest element of finance lease payments		(0.8)	—	—

Net cash inflow from returns on investments and servicing of finance		1.1	0.6	1.0

Taxation		(5.8)	0.1	—

Capital expenditure and financial investment
Purchase of tangible fixed assets		(6.0)	(11.5)	(8.4)
Funds advanced to joint venture		—	—	(0.5)

Net cash outflow from capital expenditure and financial investment		(6.0)	(11.5)	(8.9)

Acquisitions and disposals			—	—
Purchase of Berna Products Corporation (net of cash acquired)	15	(3.9)	—	—

Net cash outflow from acquisitions and disposals		(3.9)	—	—

Net cash inflow/(outflow) before management of liquid resources and financing		104.5	(17.0)	(15.9)

Management of liquid resources	27	(61.9)	—	19.8

Financing
Net proceeds from issue of new shares
– Baxter subscription		7.0	7.0	3.5
– Other		1.9	0.8	0.8
Proceeds from new finance lease commitment		—	—	12.7

Net cash inflow from financing		8.9	7.8	17.0

Increase/(decrease) in cash for the financial year	27	51.5	(9.2)	20.9

The accompanying notes are an integral part of this Group cash flow statement.

NOTES TO THE GROUP FINANCIAL STATEMENTS December 31, 2003

1   ACCOUNTING POLICIES
A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with Financial Reporting Standard (FRS) 18, ‘Accounting Policies’, and have been consistently applied, is set out below.

BASIS OF ACCOUNTING
The preparation of the financial statements requires Acambis to make estimates and judgments that affect the reported amount of net assets at the date of the financial statements and the reported amounts of revenues and expenses during the period.
     The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and United Kingdom generally accepted accounting principles (UK GAAP). Where there are significant differences to United States generally accepted accounting policies (US GAAP) these have been discussed in note 31.

BASIS OF CONSOLIDATION
The Group financial statements include and consolidate the financial statements of Acambis plc and each of its subsidiary undertakings. Acquisitions made by the Group are accounted for under the acquisition method of accounting and the Group financial statements include the results of such subsidiaries from the relevant date of acquisition. Intra-group transactions and profits are eliminated fully on consolidation. The profit for the financial year, dealt with in the financial statements of the Company, was £2.7m (2002 – loss of £1.6m). Under the provisions of Section 230 of the Companies Act 1985, no profit and loss account is presented for the Company.

TURNOVER
Group turnover comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra-group transactions) derived from contract research fees and development milestone payments receivable from third parties in the normal course of business. The Group has adopted the provisions of FRS5 Application Note G ‘Revenue Recognition’ which has had no impact on the amounts recognised in the current or prior years. Revenue from product sales is recognised when the risks and rewards of ownership have been transferred to the customer. The Group applies the criteria set out in FRS5 Application Note G in determining whether revenue may be recognised on bill and hold transactions entered into by the Group. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognised over the period over which the services are performed. Contract research fees are recognised in the accounting period in which the related work is carried out. Milestones receivable are recognised when they fall contractually due.

Back to Contents

     Profit is recognised on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the profit and loss account as contract activity progresses. Turnover is recognised according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to total estimated expected costs.
     The smallpox vaccine contract with the CDC awarded in November 2001 is a fixed fee arrangement requiring the delivery of products as well as a concurrent R&D programme. This arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately as the Group does not consider that the criteria for ‘unbundling’ of contracts set out in FRS5 Application Note G have been met. Turnover and profits are recognised according to the extent of performance under the contract, as described above. Manufacturing costs are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognised as incurred.

COST OF SALES
The Group has classified manufacturing costs and costs that are directly attributable to funded research and vaccine manufacture programmes as cost of sales. Certain research and development costs were, in 2001, classified as R&D expenditure. The Directors believe that the new classification more appropriately reflects the nature of the arrangements the Group has entered into. This reclassification has been applied to the two CDC smallpox vaccine contracts. The financial information for 2001 have been re-presented so that cost classifications are shown on a comparable basis. The monetary impact of this re-classification in 2001 is £5.1m which was previously included within R&D costs. There is no impact on net profit.

RESEARCH AND DEVELOPMENT
R&D costs are written off in the period in which they are incurred. Costs include salaries, other directly associated expenses and a proportion of central facility costs.

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

TAXATION
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Provision is made for all deferred tax assets and liabilities in accordance with FRS19, ‘Deferred tax’ using full provision accounting, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

INTANGIBLE ASSETS – GOODWILL
Goodwill arising on the acquisition of subsidiary undertakings, representing the excess of fair value of the consideration given over the fair value of the identified assets and liabilities acquired, is capitalised and written off on a straight-line basis over its useful economic life. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration. Where the consideration for the acquisition of a business includes non-interest bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction. The carrying values of goodwill and intangible assets are subject to review and any impairment is charged to the profit and loss account.

Back to Contents

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
Freehold land and buildings – 39 years
Leasehold land and buildings – 15 years or term of lease if shorter
Laboratory and manufacturing equipment – 4 to 7 years
Office equipment – 3 to 5 years
     Impairment reviews are carried out on the occurrence of a trigger event and any impairment is charged to the profit and loss account. No impairment charges were recorded following impairment reviews in the year. The Group does not capitalise interest charges on loans to fund the purchase of tangible fixed assets.

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

SHORT-TERM INVESTMENTS
Bank deposits, which are not repayable on demand, are treated as short-term investments in accordance with FRS1, ‘Cash flow statements’. Movements in such investments are included under ‘management of liquid resources’ in the Group’s cash flow statement.

STOCK, EXCLUDING LONG-TERM CONTRACTS
Inventory is stated at the lower of cost and net realisable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving or defective inventory.

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
     Assets and liabilities of overseas subsidiary and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling are taken directly to reserves and reported in the statement of total recognised gains and losses.
     Where financing of a foreign subsidiary through long-term loans and deferred trading balances is intended to be as permanent as equity, such loans and inter-company balances are treated as part of the net investment and, as such, any exchange differences arising are dealt with as adjustments to reserves.

FINANCIAL INSTRUMENTS
From time to time, the Group attempts to reduce its foreign currency exposure using forward planning of currency requirements for US dollars and UK sterling, and entering into forward rate currency contracts as appropriate (see note 22). The Group does not enter into any other derivative transactions. Forward currency contracts are valued by taking the difference between the foreign currency amount of the forward contract translated at the forward rate at the date of inception, and the amount translated at the balance sheet rate.
     The Group makes certain deposits in foreign currencies for fixed terms (known as ‘dual currency deposits’), which, at the option of the bank mature in that foreign currency or are converted to sterling at a pre-agreed exchange rate. These deposits are translated at the lower of the exchange rate ruling at the balance sheet date and the pre-agreed rate implicit in the contract such that the deposit is held at the lower of cost and market value. Interest is recognised on an accruals basis.

Back to Contents

EMPLOYEE SHARE OPTION SCHEMES
In accordance with Urgent Issues Task Force (UITF) Abstract 17, ‘Employee Share Schemes’ (UITF 17), the cost of awards to employees of share options is charged to the profit and loss account on a straight-line basis over the period to which the performance relates, based on an assessment of the probability of the performance criteria being met. The cost of such awards is calculated as the difference between the fair value of the shares at the date of the grant and the exercise price of the option or, where awards are expected to be settled from shares held by the Employee Share Option Plan (ESOP) trust, as the difference between the book value of the ESOP shares and the exercise price of the option. In accordance with UITF Abstract 25, ‘National Insurance contributions on share option gains’, the Group makes charges to the profit and loss account for the potential employer’s National Insurance liability on options granted, spread over the vesting period of those options.

ESOP TRUST
The Group will adopt the provisions of UITF 38 ‘Accounting for ESOP Trusts’ in its next financial year.

2   SEGMENTAL INFORMATION
TURNOVER
The Group’s turnover comprises product sales, licence fees, contract research fees and milestone payments. One customer, the CDC, accounted for 88%, 95% and 64% of Group turnover in 2003, 2002 and 2001 respectively. The Directors are of the opinion that the Group has only one class of business.
     The geographical analysis of turnover by origin and customer location, profit/(loss) on ordinary activities before taxation and net assets/(liabilities).

			Europe			North America

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Turnover by customer location	14.1	0.8	0.1	155.0	78.9	8.8
Turnover by origin	14.1	0.8	0.1	155.0	78.9	8.8
Profit/(loss) on ordinary activities before taxation	(0.9)	(2.7)	0.6	40.3	12.3	(13.1)
Net assets/(liabilities)	80.5	53.6	55.8	6.4	(7.3)	(28.1)

In 2003, sales to Europe represented 8% and sales to North America represented 92% of total sales.
     Profit/(loss) on ordinary activities before taxation in 2003 includes an exceptional item of £7.4m (see note 4), of which £5.3m is included within Europe and £2.1m is included within North America.

3   ADMINISTRATIVE COSTS

	2003	2002	2001
	£m	£m	£m

Administrative costs	3.2	3.1	2.3
Exceptional administrative item: settlement of BTG agreement (see note 4)	7.4	—	—
Amortisation of goodwill	1.5	1.2	1.2

Total administrative costs	12.1	4.3	3.5

4   EXCEPTIONAL ITEM
In October 2003, the Group reached a settlement with BTG International Limited (BTG) concerning payments related to a technology licence originally established in 1994. Under the agreement, the Group was required to pay 2% of its reported turnover to BTG, potentially until 2024. Under the terms of the settlement, the Group paid £12m to BTG to discharge all past and future rights, obligations and claims under the agreement.
     Of the settlement payment, £4.6m related to historical amounts due and payable under the agreement from January 2002 to 30 September 2003. The balance of £7.4m related to potential future payments from the fourth quarter of 2003 onwards and as such has been charged as an exceptional item against operating profit in 2003.

5   AMOUNTS RELEASED/(PROVIDED) AGAINST FIXED ASSET INVESTMENT
In accordance with the Companies Act 1985, during the year, a previous write down was reversed on the investment of shares held in Medivir AB, which were acquired in 2000 in exchange for the assets of Mimetrix Limited. This resulted in a gain of £0.5m (2002 – loss of £0.1m).

Back to Contents

6   INTEREST PAYABLE AND SIMILAR CHARGES
This note details the interest payable on the ARILVAXTM overdraft facility (see note 19 for more information), as well as interest payable in respect of assets held under finance leases and the unwinding of discounts on committed and potential future payments in respect of the acquisition of Berna Products Corporation.

	2003	2002	2001
	£m	£m	£m

On bank overdrafts	0.1	0.1	0.2
Interest element of finance leases	0.8	1.1	—
Unwinding of discounts in relation to contingent and deferred consideration (see note 15)	0.1	—	—

	1.0	1.2	0.2

7   PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
Profit/(loss) on ordinary activities before taxation is stated:

			2003	2002	2001
	Notes		£m	£m	£m

After crediting:
Grant income			0.8	1.9	1.1

And after charging:
Amortisation of goodwill	12		1.5	1.2	1.2
Depreciation of fixed assets:	13
– owned			2.7	1.1	0.9
– held under finance leases			0.2	0.3	—
Operating lease charges for plant and machinery	28	a)	0.1	—	—
Operating lease charges for land and buildings	28	a)	1.7	1.4	1.6

During 2003, the Group obtained the following services from its auditors as follows: £121,000 in relation to statutory audit (2002 – £63,000, 2001 – £58,000); £53,000 in relation to audit related regulatory reporting (2002 – £14,000, 2001 – £nil); £27,000 in relation to due diligence services (2002 – £nil, 2001 – £nil); £nil in relation to further assurance services (2002 – £23,000, 2001 – £327,000); £139,000 in relation to tax compliance services (2002 – £100,000, 2001 – £nil); and £29,000 in relation to tax advisory services (2002 – £nil, 2001 – £nil). The amounts payable in 2001 relate to the previous auditors, Arthur Andersen.

8   STAFF COSTS
The average monthly number of employees during the year (including Executive Directors) was:

	UK	US	2003	2002	2001
	Number	Number	Number	Number	Number

Research and development	29	90	119	117	88
Sales and marketing	4	4	8	—	—
Manufacturing	—	111	111	63	12
Administration	31	41	72	62	50

	64	246	310	242	150

At December 31, 2003, the Group had 320 employees (2002 – 274, 2001 – 178) and the Company had three employees, all of whom were Directors (2002 – four, 2001 – three).
     The staff costs for the above employees was:

	2003	2002	2001
	£m	£m	£m

Wages and salaries	14.7	11.3	7.5
Social security costs	1.2	1.9	1.0
Other pension and 401k costs (see note 28c)	0.4	0.5	0.2

	16.3	13.7	8.7

During 2003, a third-party company to which the Group provided administrative services paid a share of the Group’s administrative costs, including £0.3m (2002 – £0.3m, 2001 – £0.3m) for staff costs. These costs are included in the figures shown above.
     In January 2004, the Group decided to close its UK research operations. In accordance with FRS12 ‘Provisions, Contingent Liabilities and Contingent Assets’, no provision has been made for redundancy costs.

9   DIRECTORS’ REMUNERATION, INTERESTS AND TRANSACTIONS
Full disclosure of Directors’ remuneration, interests and transactions is given in Item 6. Aggregate gains made by Directors on the exercise of share options were £2.6m (2002 – £0.7m).

Back to Contents

10   TAXATION

Tax is charged annually on profits made in the country where each company is based.

TAX ON PROFIT ON ORDINARY ACTIVITIES

	2003	2002	2001
	£m	£m	£m

Current UK corporation tax at 30% (2002 – 30%; 2001 – 30%):	0.1	(0.1)	—
Foreign taxation at 41%	5.7	0.2	—
Adjustment in respect of prior year	0.2	(0.1)	(0.1)

	6.0	—	(0.1)
Deferred taxation	(2.1)	—	—

	3.9	—	(0.1)

CURRENT TAXATION
The tax assessed for the year is different from the standard rate of corporation tax in the UK of 30%.
The differences are explained below:

	2003	2002	2001
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	39.4	9.6	(12.5)

Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK
of 30% (2002 – 30%; 2001 – R&D tax credit rate of 16%)	11.8	2.9	(2.0)
Effects of:
Utilisation of tax losses	(8.2)	(7.1)	—
Expenses not deductible for tax purposes	(1.4)	0.7	—
Losses arising in the year	—	0.5	2.0
Difference in tax rates used compared to UK standard rate	5.1	0.7	—
Difference between capital allowances and depreciation	0.4	(0.2)	—
R&D tax credit (2002 credit is in relation to prior year)	—	(0.1)	—
Other short-term timing differences	0.2	2.6	—
Adjustment in respect of prior year	0.2	—	(0.1)

Current tax charge/(credit) for year	6.0	—	(0.1)

DEFERRED TAX (ASSETS) AND LIABILITIES

		Recognised		Unrecognised

	2003	2002	2003	2002
	£m	£m	£m	£m

Accelerated capital allowances	—	—	0.6	(0.3)
Tax losses	(2.1)	—	(1.8)	(8.5)
Short-term timing differences	—	—	(1.5)	(4.0)

Total unrecognised deferred tax asset	(2.1)	—	(2.7)	(12.8)

A deferred tax asset has been recognised to the extent that it is expected to be recoverable in the foreseeable future.
The movement in the deferred tax asset of the Group is as follows:

	2003	2002
	£m	£m

At January 1	—	—
Credited to profit and loss account	2.1	—

At December 31	2.1	—

The Company has no deferred tax balances.

11   EARNINGS/(LOSS) PER ORDINARY SHARE (BASIC AND FULLY DILUTED)
Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust (see note 14c)) which are treated as cancelled until the shares vest unconditionally with the employees.
     For fully diluted earnings per share, the weighted average ordinary shares in issue are adjusted to assume conversion of dilutive potential ordinary shares. The Group’s dilutive securities consist of: those share options and warrants without performance conditions where the exercise price is less than the average market price of the Company’s ordinary shares during the year; and those share options with performance criteria where the related performance conditions have been met at the year-end.

Back to Contents

     For basic and diluted earnings per share, the weighted average numbers of shares used in the calculations are set out below:

		2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
	Earnings	number	Earnings	number	Earnings	number
	£m	of shares	£m	of shares	£m	of shares

Basic EPS
Earnings attributable to ordinary shareholders	35.5	102,823,221	9.6	96,101,507	(12.4)	91,027,463
Effect of dilutive securities
Options	—	1,569,926	—	2,875,375	—	—

Diluted EPS
Adjusted earnings/(loss)	35.5	104,393,147	9.6	98,976,882	(12.4)	91,027,463

		2003		2002		2001

		Per-share		Per-share		Per-share
		amount		amount		amount
		pence		pence		pence

Basic EPS
Earnings attributable to ordinary shareholders		34.5		10.0		(13.7)
Effect of dilutive securities
Options		(0.5)		(0.3)		—

Diluted EPS
Adjusted earnings		34.0		9.7		(13.7)

12   GOODWILL
Goodwill arose when Acambis Inc. was acquired in 1999 and when BPC was acquired in August 2003 (see note 15). Goodwill is being written off over 15 and seven years respectively, resulting in an annual charge to the profit and loss account.

	2003	2002
	£m	£m

Cost
At 1 January	18.0	18.0
Arising on acquisition of Berna Products Corporation	6.7	—
Exchange movement	(0.4)	—

Cost at December 31	24.3	18.0

Amortisation
At 1 January	4.4	3.2
Charge for the year	1.5	1.2

Amortisation at December 31	5.9	4.4

Net book value at December 31	18.4	13.6

13   TANGIBLE FIXED ASSETS
Physical assets held for continuing use in the business.

		Short
	Freehold	leasehold	Laboratory and
	land and	land and	manufacturing	Office
	buildings	buildings	equipment	equipment	Total
Group	£m	£m	£m	£m	£m

Cost
At January 1, 2003	—	13.9	7.6	1.7	23.2
Additions	0.6	2.9	1.9	1.0	6.4
Disposals	—	(0.4)	(0.1)	—	(0.5)
Exchange movement	—	(1.6)	(1.0)	(0.2)	(2.8)

At December 31, 2003	0.6	14.8	8.4	2.5	26.3

Depreciation
At January 1, 2003	—	1.6	1.2	0.4	3.2
Charge for year	—	1.1	1.2	0.6	2.9
Disposals	—	—	(0.1)	—	(0.1)
Exchange movement	—	(0.3)	(0.3)	(0.1)	(0.7)

At December 31, 2003	—	2.4	2.0	0.9	5.3

Net book value
At January 1, 2003	—	12.3	6.4	1.3	20.0

At December 31, 2003	0.6	12.4	6.4	1.6	21.0

Net book value of assets held under finance lease included above:
At January 1, 2003	—	4.6	1.9	—	6.5

At December 31, 2003	—	4.0	1.7	—	5.7

The Company has no tangible fixed assets.

Back to Contents

14   FIXED ASSET INVESTMENTS
These are assets including shares that are held as an ongoing investment.

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

A) Subsidiary undertakings	—	—	15.0	15.0
B) Trade investments	0.8	0.3	—	—
C) Investment in own shares	0.4	0.8	0.4	0.1

	1.2	1.1	15.4	15.1

A) SUBSIDIARY UNDERTAKINGS
Company name	Main business	Country of incorporation	Parent company	% owned

Acambis Research Limited	R&D and sales	England and Wales	Acambis plc	100%
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100%
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100%
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100%

These subsidiaries are all consolidated into the Group accounts.

The cost of the investments in the subsidiary undertakings in the books of the Company is as follows:

£m

Cost and net book value at January 1 and December 31, 2003	15.0

B)   TRADE INVESTMENTS
The investments held during 2003 are shares the Group holds in a non-related overseas listed company, Medivir AB.

	2003	2002
	£m	£m

Cost
At January 1 and December 31	1.5	1.5

Amounts provided
At January 1	1.2	1.1
(Released)/provided in the year	(0.5)	0.1

At December 31	0.7	1.2

Net book value
At January 1	0.3	0.4

At December 31	0.8	0.3

The market value of the investment in Medivir AB at December 31, 2003 was £0.8m (2002 – £0.3m).

C) INVESTMENT IN OWN SHARES
These are shares in Acambis plc that have been bought by an employee trust The shares may be issued to certain employees and Directors as share options or when long-term incentive awards are exercised. A provision has been made in the financial statements for those shares that are likely to be issued.

		Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Cost
At January 1	1.3	1.6	0.6	0.9
Disposals	—	(0.3)	—	(0.3)
Transfer from subsidiaries	—	—	0.7	—

At December 31	1.3	1.3	1.3	0.6

Amounts provided
At January 1	0.5	0.4	0.5	0.4
Provided in the year	0.5	0.4	0.5	0.4
Release of amounts previously provided	(0.1)	(0.3)	(0.1)	(0.3)

At December 31	0.9	0.5	0.9	0.5

Net book value
At January 1	0.8	1.2	0.1	0.5

At December 31	0.4	0.8	0.4	0.1

At December 31, 2003, Acambis Employees’ Trustees Limited held 582,532 (2002 – 589,685) ordinary shares in the Company with a total market value of £1.8m (2002 – £1.6m) on behalf of the Acambis Employees’ Trust. All shares held by the Trust have been allocated to long-term incentive awards and a provision has been made in respect of all of these shares. All costs relating to the administration of the Trust are dealt with in the accounts of the Company as they arise.
     During the year, a provision of £0.5m (2002 – £ 0.4m) was made in relation to those long-term incentive awards whose performance criteria at December 31, 2003 are expected to be met. As a result of certain awards being forfeited during the year, there was a release of £0.1m (2002 – £0.3m), being provisions made in previous years.

Back to Contents

15   ACQUISITION OF SUBSIDIARY
In August 2003, the Group acquired BPC a sales, promotion and distribution organisation in North America. Acambis Inc. acquired 100% of BPC’s share capital for £4.0m ($6.5m) in cash, approximately £1.1m ($2.0m) of deferred consideration and may pay up to approximately an additional £1.8m ($3.2m) in milestones from 2004, subject to the achievement of key sales targets for Vivotif® and ARILVAXTM (see note 3 below).

The fair value of the assets purchased is set out below:

	£m	$m

Stock	0.2	0.3
Debtors: amounts receivable within one year	0.1	0.2
Cash at bank and in hand	0.1	0.1
Creditors: amounts falling due within one year[1]	(0.2)	(0.3

Net assets acquired	0.2	0.3

Net assets acquired	0.2	0.3
Goodwill arising	6.7	11.4

Purchase consideration	6.9	11.7

Split of consideration:
Cash consideration[2]	4.0	6.5
Deferred consideration[3]	1.1	2.0
Contingent consideration[3]	1.8	3.2

	6.9	11.7

NOTES
1	A fair value adjustment was made following acquisition to include an amount within creditors in respect of potential stock returns.
2	The cash consideration includes acquisition expenses of 0.3m.
3	The contingent and the deferred consideration have been discounted to reflect the time value of future payments. The total potential acquisition cost prior to discounting future cashflows is approximately £7.4m ($12.5m).

BPC has generated turnover of £0.9m ($1.6m) and operating profit of £0.2m ($0.4m) from date of acquisition until December 31, 2003.

16   STOCK

		Group

	2003	2002
	£m	£m

Raw materials	7.8	1.1
Work in progress	4.1	35.0
Finished goods	6.3	12.3

	18.2	48.4

At December 31, 2003 and December 31, 2002, the Company did not hold any stock.

17   DEBTORS: AMOUNTS RECEIVABLE WITHIN ONE YEAR

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Trade debtors	8.9	46.1	—	—
Corporation tax	—	0.2	—	—
Other debtors	0.3	2.4	—	0.6
Prepayments and accrued income	1.0	5.3	—	—
Deferred tax asset (see note 10)	2.1	—	—	—

	12.3	54.0	—	0.6

18   DEBTORS: AMOUNTS RECEIVABLE AFTER ONE YEAR

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Amounts owed by subsidiary undertakings	—	—	28.0	71.6
Prepayments and accrued income	0.1	4.9	—	—

	0.1	4.9	28.0	71.6

Back to Contents

19   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Overdraft facility (see below)	3.9	4.3	—	—
Obligations under finance leases	3.0	—	—	—
Trade creditors	14.5	54.7	—	0.1
Amounts owed to subsidiary undertakings	—	—	13.9	—
Corporation tax	0.3	0.2	—	—
Other taxation and social security	0.4	0.1	—	—
Other creditors	0.2	0.1	0.2	—
Accruals and deferred income	74.3	29.0	0.5	0.3
Deferred and contingent consideration	0.3	—	—	—

	96.9	88.4	14.6	0.4

Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron), given certain conditions, the obligation under the bank overdraft facility of £3.9m (2002 – £4.3m) for part of the costs incurred on the ARILVAXTM project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAXTM in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAXTM programme. The overdraft facility was renewed in January 2004 for a further year. Interest is charged as disclosed within ‘Financial liabilities’ in note 22.

     During the year, an exchange gain of £0.4m (2002 – £0.5m) was recorded on the face of the Group profit and loss account, resulting from the revaluation of this US dollar-denominated facility.

20   CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR

		Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Obligations under finance leases	9.6	14.0	—	—
Accruals and deferred income	0.1	4.9	—	—
Deferred and contingent consideration	2.6	—	—	—

	12.3	18.9	—	—

In December 2001, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant. Further details regarding this facility are given within ‘Financial liabilities’ in note 22.

21   INVESTMENT IN JOINT VENTURE
The Group has an interest in the Pasteur Mérieux-OraVax joint venture (the Joint Venture), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H.pylori infection in humans. The Joint Venture represents a collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between Acambis Inc. and Aventis Pasteur. The Joint Venture trades under the name of Pasteur Mérieux-OraVax and its accounting year-end is 31 December. The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets.
      The following information is given in respect of the Group’s share of the Joint Venture:

	2003 £m	2002 £m

Loss before tax	(0.1)	(0.2)

Current assets	0.9	0.9
Liabilities due within one year	(1.2)	(1.1)

	(0.3)	(0.2)

Due to the nature of this Joint Venture, being a collaboration between two partners, the following table provides an alternative analysis of the amounts shown above:
	2003 £m	2002 £m

Share of cumulative amounts invested by the partners	16.3	18.2
Share of cumulative losses incurred by the partners	(16.6)	(18.4)

	(0.3)	(0.2)

Back to Contents

22   FINANCIAL INSTRUMENTS
The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.
      The main risks arising from the Group’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group’s objectives and policies for managing each of these risks. Details of the Group’s objectives and policies, both during the year and since the year-end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year. The Group’s short-term debtors and creditors are excluded from the disclosures, other than currency risk disclosures.

FOREIGN CURRENCY RISK
The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group’s net investment in, and reported profits from, foreign subsidiaries when translated into sterling.
      During 2003, the Group generated and retained more revenue in US dollars than it needed to fund expenditure denominated in US dollars. In addition, a portion of the Group’s sales is denominated in other currencies, primarily the euro. The Group must, therefore, determine whether to hold these surplus funds in the currency in which they were earned, with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return, whilst mitigating the risk of fluctuations in the Group’s net assets when reported in sterling.
      From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. During 2003, the Group took out forward contracts to sell $85m and buy sterling, and subsequently made a gain of £2.4m. There were no forward contracts outstanding at the year-end.
     During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling at the banks’ discretion, at a rate previously agreed. The Group had a dual currency deposit of €7.5m outstanding at the year-end.
     Where Group companies have assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances, which are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the profit and loss account. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.
      The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

NET FOREIGN CURRENCY MONETARY ASSETS
				2002

	Sterling £m	US Dollar £m	Euros £m	Total £m

Functional currency of Group operation:
Sterling	—	27.4	0.8	28.2
Dollars	—	—	—	—

	—	27.4	0.8	28.2

				2003

	Sterling £m	US Dollar £m	Euros £m	Total £m

Functional currency of Group operation:
Sterling	—	11.9	5.5	17.4
Dollars	29.0	—	—	29.0

	29.0	11.9	5.5	46.4

Back to Contents

INTEREST RATE RISK
The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used (see below). The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained.

LIQUIDITY RISK
The Board monitors the level of cash and liquid resources on a regular basis, and management on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately half of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short term, and a maximum investment with any one counter party of £20m.

FINANCIAL ASSETS
The Group had cash and liquid resources of £125.2m at December 31, 2003 (2002 – £11.8m). The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 50% of the Group’s cash and liquid resources are available for use with a day’s notice, with the remainder being invested on deposits of up to nine months. During 2003, these funds achieved weighted average returns of 3.0% (2002 – 4.1%) for funds invested in UK sterling, 1.4% (2002 – 1.9%) for funds invested in US dollars, and 2.45% (2002 – no balances held) for funds invested in euros. The Group also holds shares in Medivir AB (see note 14b)), an investment which does not subject the Group to interest rate risk as it has no maturity date.

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL ASSETS

	Fixed	Floating	Total	Fixed	Floating	Total
	Interest rate	Interest rate	2003	Interest rate	Interest rate	2002
	£m	£m	£m	£m	£m	£m

Sterling	68.9	17.9	86.8	—	11.1	11.1
Dollars	8.4	24.5	32.9	—	0.7	0.7
Euros	5.3	0.2	5.5	—	—	—

Total cash and liquid resources	82.6	42.6	125.2	—	11.8	11.8

FINANCIAL LIABILITIES
The Group’s overdraft facility, which is denominated in US dollars and is underwritten by Chiron, is explained in note 19. At December 31, 2003, the Group had fully utilised the overdraft facility (2002 – fully utilised). Interest on the facility is charged at 0.35% per annum above the bank base rate for US dollars. During 2003, the weighted average interest payable on the facility was 1.5% (2002 – 2.0%).
      At December 31, 2003, the Group also held a lease-finance facility, which matures within three years. This $40m (approximately £22m) lease-finance facility, arranged through Baxter International, Inc. (Baxter), was approved by shareholders in December 2001 and is included in the financial statements within creditors. In 2001, the Group drew down $18.6m (£14.3m). No further drawdowns were made from the facility during 2003 or 2002.
      In January 2003, the interest percentage payable in respect of the facility was fixed at 6.25% until the end of the life of the lease, resulting in an interest charge of $1.4m (£0.8m) in 2003. This interest charge was paid in cash during 2003.
      The repayment schedule for the lease financing requires that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.
      At December 31, 2003, the balance in this facilty was $22.5m (£12.6m), resulting in $17.5m (approximately £9.8m) not being used at that time (2002 – $17.5m, approximately £10.9m). The facility is denominated in US dollars.
      The non-interest bearing deferred and contingent liability is included within creditors (see notes 19 and 20) in relation to the acquisition of BPC.

PROFILE OF THE GROUP’S FINANCIAL LIABILITIES
The maturity profile of the overdraft facility and the future minimum finance lease obligations (net of finance charges) to which the Group is committed are as follows:

			Deferred and
	Overdraft	Finance	contingent	Total	Overdraft	Finance	Total
	facility	lease	consideration	2003	facility	lease	2002
	£m	£m	£m	£m	£m	£m	£m

Within one year	3.9	3.0	0.3	7.2	—	—	—
Between one and two years	—	4.0	2.6	6.6	4.3	4.4	8.7
Between two and five years	—	5.6	—	5.6	—	9.6	9.6

	3.9	12.6	2.9	19.4	4.3	14.0	18.3

Back to Contents

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL LIABILITIES

	Fixed	Floating	Non interest	Total	Fixed	Floating	Total
	interest rate	interest rate	bearing	2003	interest rate	interest rate	2002
	£m	£m	£m	£m	£m	£m	£m

Amounts outstanding	12.6	3.9	2.9	19.4	14.0	4.3	18.3

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
In the opinion of the Directors, there is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at December 31, 2003. Fair values have been calculated by discounting cash flows at prevailing interest rates.

23   CALLED-UP SHARE CAPITAL

	Year ending Dec 31, 03		Year ending Dec 31, 02

	Number	£m	Number	£m

Authorised shares of 10p each
At January 1 and December 31	140,000,000	14.0	140,000,000	14.0

Allotted, called-up and fully paid ordinary shares of 10p each
At January 1	99,011,883	9.9	93,081,919	9.3
Baxter subscription	4,636,391	0.5	4,967,562	0.5
Other – exercise of share options	1,989,574	0.2	962,402	0.1

At December 31	105,637,848	10.6	99,011,883	9.9

In 2000, an alliance was formed with Baxter involving a series of agreements, including a subscription by Baxter in Acambis. The subscription was made in instalments between December 2000 and March 2003. The subscription price in 2003 was £1.50 (2002 – £1.40; 2001 – £1.30) per ordinary share. Baxter sold its full 20.3% holding in the Company in December 2003. Consideration received through the exercise of share options amounted to £1.9m (2002 – £0.8m).

SHARE OPTION SCHEMES
The Group operates several share option schemes. Options outstanding under the various schemes are as follows:

	Jan 1, 01	Granted	Exercised	Lapsed	Dec 31, 01
Scheme	’000	’000	’000	’000	’000

1994[1]	974	—	(966)	—	8
1995[2]	1,825	—	(411)	(48)	1,366
1996[3]	565	78	(268)	(65)	310
1999[4]	2,392	1,503	—	(286)	3,609
SAYE[5]	395	61	(30)	(38)	388
1990 US6	240	—	(57)	—	183
1995 US7	191	—	—	—	191

Total	6,582	1,642	(1,732)	(437)	6,055

	Jan 1, 02	Granted	Exercised	Lapsed	Dec 31, 02
Scheme	’000	’000	’000	’000	’000

1994[1]	8	—	(8)	—	—
1995[2]	1,366	—	(421)	—	945
1996[3]	310	135	(126)	—	319
1999[4]	3,609	873	(265)	(163)	4,054
SAYE[5]	388	72	(141)	(1)	318
1990 US6	183	—	(2)	—	181
1995 US7	191	—	—	—	191

Total	6,055	1,080	(963)	(164)	6,008

	Jan 1, 03	Granted	Exercised	Lapsed	Dec 31, 03
Scheme	’000	’000	’000	’000	’000

1995[2]	945	—	(940)	—	5
1996[3]	319	79	(72)	(8)	318
1999[4]	4,054	1,026	(820)	(335)	3,925
SAYE[5]	318	35	(153)	(8)	192
ESPP[8]	—	79	—	—	79
1990 US6	181	—	(4)	(10)	167
1995 US7	191	—	—	(1)	190

Total	6,008	1,219	(1,989)	(362)	4,876

Back to Contents

A breakdown of the total options outstanding at December 31, 2003 is as follows:

			Period in which
	Number	Weighted average	exercisable in
Scheme	’000	exercise price	normal circumstances

1995[2]	5	£0.77	Until Sep 2005
1996[3]	318	£2.29	Until Dec 2012
1999[4]	3,925	£1.90	Until Dec 2012
SAYE[5]	192	£1.71	Until May 2005
ESPP[8]	79	£3.08	Jun 05-Sep 2005
1990 US6	167	$3.91	Until Jun 2009
1995 US7	190	$8.62	Until Jun 2007

Total	4,876

NOTES
1	The Peptide Therapeutics Group plc 1994 Unapproved Share Option Scheme
2	The Acambis 1995 Unapproved Share Option Scheme
3	The Acambis 1996 Approved Share Option Scheme
4	The Acambis 1999 Unapproved Share Option Scheme
5	The Acambis Savings Related Share Option Scheme
6	The OraVax 1990 Stock Incentive Plan
7	The OraVax 1995 Stock Incentive Plan
8	During 2003, an Employee Share Purchase Plan (ESPP) was set up for US-based employees. This plan is similar to the UK SAYE Scheme.

     Whilst they have no present intention of utilising such authority, at the Annual General Meeting to be held on May 12, 2004 the Directors sought and received authority from the shareholders to allot shares up to an aggregate nominal value of £3,409,513 (34,095,129 ordinary shares of 10p each), being the unissued ordinary shares of the Company at March 15, 2004.
     The Group operates an Inland Revenue approved Save-As-You-Earn (SAYE) scheme in the UK and an ESPP scheme in the US and has taken advantage of the exemption given in UITF 17 from recognising a charge in the profit and loss account for the discount on those options.

24   RESERVES

		2003		2002		2001

Group reserves	Share premium	Profit and	Share premium	Profit and	Share premium	Profit and
	account	loss account	account	loss account	account	loss account
	£m	£m	£m	£m	£m	£m

At January 1	87.8	(51.4)	80.6	(62.3)	76.8	(49.5)
Issue of new shares	8.2	—	7.2	—	3.8
(Loss)/gain on foreign currency exchange	—	(3.8)	—	1.3	—	(0.3)
Retained profit/(loss) for the year	—	35.5	—	9.6	—	(12.4)

At December 31	96.0	(19.7)	87.8	(51.4)	80.6	(62.2)

		2003		2002		2001

	Share premium account	Profit and loss account	Share premium account	Profit and loss account	Share premium account	Profit and loss account
Company reserves	£m	£m	£m	£m	£m	£m

At January 1	87.6	1.6	80.4	4.7	76.6	0.1
Issue of new shares	8.2	—	7.2	—	3.8	—
(Loss)/gain on foreign currency exchange	—	(3.0)	—	(1.5)	—	—
Retained profit/(loss) for the year	—	2.7	—	(1.6)	—	4.6

At December 31	95.8	1.3	87.6	1.6	80.4	4.7

25    RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS – ALL EQUITY

	2003	2002
	£m	£m

Retained profit for the period	35.5	9.6
(Loss)/gain on foreign currency exchange	(3.8)	1.3
New share capital subscribed	8.9	7.7

Net increase in shareholders’ funds	40.6	18.6
Opening shareholders’ funds – all equity	46.3	27.7

Closing shareholders’ funds – all equity	86.9	46.3

26    RECONCILIATION OF THE OPERATING PROFIT/(LOSS) TO NET CASH IN/(OUT) FLOW FROM OPERATING ACTIVITIES

	2003	2002	2001
	£m	£m	£m

Group operating profit/(loss)	37.4	9.7	(12.7)
Depreciation and amortisation	4.4	2.6	2.1
Decrease/(increase) in stock	28.3	(52.6)	—
Decrease/(increase) in debtors	47.9	(50.6)	(3.7)
(Decrease)/increase in creditors	(0.2)	82.0	5.7
Exchange differences arising on inter-company balances	(0.3)	1.3	(0.5)
Other	1.6	1.4	1.1

Net cash in/(out) flow from operating activities	119.1	(6.2)	(8.0)

In 2001, 2002 and 2003, all cash flows arose from continuing operating activities. In 2003, this also included the £7.4m exceptional item relating to the settlement of the BTG agreement as referred to in note 4.

Back to Contents

27       ANALYSIS AND RECONCILIATION OF NET FUNDS/(DEBT)

			Non-cash	Exchange
	Jan 1, 02	Cash flow	movements	movement	Dec 31, 02
	£m	£m	£m	£m	£m

Cash	22.1	(9.2)	—	(1.2)	11.7
Liquid resources	0.1	—	—	—	0.1
Overdraft facility	(4.8)	—	—	0.5	(4.3)
Finance lease	(14.3)	—	(1.1)	1.4	(14.0)

Net debt	3.1	(9.2)	(1.1)	0.7	(6.5)

			Exchange
	Jan 1, 03	Cash flow	movement	Dec 31, 03
	£m	£m	£m	£m

Cash	11.7	51.5	—	63.2
Liquid resources	0.1	61.9	—	62.0
Overdraft facility	(4.3)	—	0.4	(3.9)
Finance lease	(14.0)	—	1.4	(12.6)

Net (debt)/funds	(6.5)	113.4	1.8	108.7

	2003	2002	2001
	£m	£m	£m

Increase/(decrease) in cash	51.5	(9.2)	20.9
Increase/(decrease) in liquid resources	61.9	—	(19.8)

Increase/(decrease) in cash and liquid resources	113.4	(9.2)	1.1
Proceeds from new finance lease	—	—	(12.7)

Change in net funds/(debt) arising from cash flows	113.4	(9.2)	(11.6)
Non-cash element of finance lease	—	(1.1)	(1.6)
Exchange adjustments	1.8	0.7	(0.1)

Movement in net funds/(debt)	115.2	(9.6)	(13.3)
Net (debt)/funds at January 1	(6.5)	3.1	16.4

Net funds/(debt) at December 31	108.7	(6.5)	3.1

28     FINANCIAL COMMITMENTS
A) LEASE COMMITMENTS
The minimum annual rentals payable by the Group under non-cancellable operating leases are as follows:

		Land and buildings		Plant and machinery

	2003	2002	2003	2002
	£m	£m	£m	£m

Operating leases which expire:
Within one year	—	0.1	—	—
Within two to five years	1.2	1.6	0.1	—
After more than five years	0.5	—	—	—

	1.7	1.7	0.1	—

At December 31, 2003, the Company had no operating leases (2002 – £ nil).
     In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) in respect of 50% of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, with only 45% of the facility now being rented to Medivir. This sub-lease will expire in November 2004. During 2003, Medivir contributed £0.3m (2002 – £0.3m) in operating lease rentals relating to land and buildings.

B)       CAPITAL COMMITMENTS
At the end of the year, capital commitments contracted but not provided for were £0.2m (2002 – £0.1m).

C)       PENSION ARRANGEMENTS
The Group provides pension benefits to all full-time employees on a defined contribution basis. The Company operates a self-administered, Inland Revenue-approved pension scheme for UK Executive Directors. Other employees may operate private personal pension schemes. In the US, the Group offers a ‘401k Savings and Retirement Plan’ for all employees, including Executive Directors. The Group pension cost (including 401k costs) for the year was £0.4m (2002 – £0.5m). At the year end, the Group owed £nil (2002 – £0.2m) to the pension schemes. This amount is shown in the balance sheet under ‘Creditors: amounts falling due within one year’.

Back to Contents

29       RELATED PARTY TRANSACTIONS
Under the provisions of FRS8, ‘Related Party Disclosures’, it is not necessary to disclose related party transactions between the Company, Acambis Research Limited, Acambis Inc., Smallpox Biosecurity Limited and Berna Products Corporation because they are eliminated on preparation of the Group’s financial statements.
     As described in note 21, the Group has an interest in the Joint Venture. Since May 1999, Acambis has performed a pre-agreed work programme on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements. For the year ended 31 December 2003, the Group has included turnover of £0.3m (2002 – £0.3m) in respect of costs incurred in performing services for the Joint Venture and a loss of £0.1m (2002 – £0.2m) within its Group financial statements. At December 31, 2003, the amounts the Group owed to the Joint Venture amounted to (2002 -£nil). Amounts owed by the Joint Venture to the Group at December 31, 2003 were (2002 – £nil).
     In 2002, the Group took the view that, taking into account the increase in its shareholding in Acambis and the presence of a representative from Baxter on the Board, Baxter’s influence on Acambis was significant, and therefore Baxter was a related party for the full year. The Group’s long-term lease-finance facility with Baxter is described within ‘Financial liabilities’ in note 22. The Group has other material contracts with Baxter, and made sales to Baxter of £14.1m in the year (2002 – £0.7m) of which £1.1m (2002 – £0.7m) was not received at the year-end, and made purchases of goods and services from Baxter of £50.4m (2002 – £45.7m) of which £9.4m (2002 – £42.7m) was unpaid at the year-end.
     There were no transactions between the Company and BPC prior to its acquisition.

30       POST BALANCE SHEET EVENTS
A) PORTFOLIO REVIEW
In January 2004, Acambis announced the outcome of a project prioritisation review. As a result, an operational review was also completed and Acambis decided to consolidate its research activities at its facility in Cambridge, Massachusetts. The research operation in Cambridge, UK will close during 2004. However, Acambis is retaining clinical and regulatory functions in Cambridge, UK, as well as various head office functions and sales, marketing and business development. Once the operational review is fully implemented during 2004, Acambis’ headcount is expected to reduce by around 40 to around 280 worldwide.

B) SETTLEMENT OF BAXTER MANUFACTURING AGREEMENT
Acambis had the exclusive rights to manufacture components of certain of Baxter’s vaccines at Acambis’ manufacturing facility. In May 2004, Acambis announced that it had reached a $19m settlement with Baxter in respect of this agreement, with payments due from Baxter to Acambis in three instalments; $9m which was received in May 2004, $5m due in January 2005 and $5m due in January 2006. Under UK GAAP, taking into account the time value of the income receivable approximately $18.5m will be recognised as other operating income in 2004. The balance of approximately $0.5m will be recorded within interest receivable and similar income during 2004 and 2005.

C) ACAM2000 PHASE III TRIALS
In April 2004, Acambis announced the suspension of recruitment of subjects into its Phase III trials pending a review of safety data. The outcome of this review is expected to be known in the summer of 2004. The Group’s plan is still to submit applications to the FDA and the EMEA in 2005 for licensure on the basis of demonstrating non-inferiority to the currently licensed, first-generation smallpox vaccine, Dryvax®. Reported revenues in the first quarter of 2004 were lower than anticipated as a result of this suspension, which had the effect of moving expected costs and revenues from the first half of 2004 into the second half of the year.

31      RECONCILIATION TO US ACCOUNTING PRINCIPLES
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP FOLLOWED BY THE GROUP AND US GAAP
The Group’s financial statements have been prepared under UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between the Group’s accounting policies under UK GAAP and US GAAP are set out below.

REVENUE RECOGNITION
Revenues represent sales and income derived from product sales, licence fees, contract research fees and development milestone payments. Under UK GAAP, these revenues are recognised using the accounting policies as set out in note 1. Under UK GAAP, the Group is required to apply FRS 5 Application Note G ‘Revenue Recognition’. For US GAAP purposes, the Group adopted Staff Accounting Bulletin (SAB) 104 with effect from 1 January 2000.
      In 2002, revenue was recognised for certain shipments of vaccine which were subject to contingent acceptance by the customer. Specifically, in 2002, 25.9 million doses of smallpox vaccine were shipped to the CDC under the 155-million dose smallpox vaccine contract. Included within the 25.9 million doses were 10.7 million doses of vaccine that were delivered to and accepted by the CDC. The acceptance was on the condition that the doses would be replaced free of charge should, at a later date, the vaccine doses be deemed to be “sub-potent”. The determination of “sub-potent” was with reference to the potency level specified in any product license ultimately issued by the FDA. At the time of approving the 2002 US GAAP financial statements, the Company believed that the 10.7 million doses would not be deemed to be sub-potent, and that if the product was ultimately required to be replaced the financial impact would have been immaterial.

Back to Contents

     This had no impact on the amounts recognised under UK GAAP under the Group’s accounting policies, where revenue is recognised on a cost to completion basis. Under US GAAP, the revenue should have been deferred until acceptance becomes unconditional. Consequently, under US GAAP, revenue of £9.8m was incorrectly recognised in the 2002 financial period. The 2002 US GAAP financial statements have therefore been restated, reducing revenue and profit before tax by £9.8m. The costs associated with the delivery of those 10.7 million sub-potent doses remain expensed in the 2002 financial period.
     During the year ended December 31, 2003 the Group therefore determined that the adjustment relating to revenue recognition under US GAAP for the year ended December 31, 2002 had been accounted for incorrectly. Accordingly the Group has restated the year to December 31, 2002.
     The adjustment to revenue in the year ended December 31, 2002 has decreased the revenue recognised under US GAAP by £9.8m from £55.6m to £45.8m, and increased the cumulative amount of revenue deferred by £9.8m from £25.2m to £35.0m. The effect of this restatement on the year to December 31, 2002 increases the US GAAP net loss by £9.8m from £13.6m to £23.4m, with a corresponding 10.2p increase in basic and diluted net loss per share from 14.1p to 24.3p. The restatement has reduced the US GAAP shareholders' equity at December 31, 2002 by £9.8m, from £12.3m to £2.5m.

	Year ended Dec 31, 2002

	Restated	Previously reported
	£m	£m

Revenue	45.8	55.6

Net loss for the year	(23.4)	(13.6)

Basic and diluted loss per share in pence	(24.3)p	(14.1)p

A) LICENCE FEES
Prior to 2001, under UK GAAP, certain licence fees were recognised when received, where such payments were not refundable. Amounts recorded until 2001 are not material. Following the Group’s adoption of SAB 101 under US GAAP, where licence fees are not refundable and are not creditable against associated R&D activities, these fees are considered inseparable from the associated R&D effort. As such, those licence fees are deferred and recognised over the period of the licence term or over the period of the R&D agreement.

B)  MULTIPLE-ELEMENT ARRANGEMENTS
The $428m ACAM2000 contract awarded in November 2001 is divided into two principal components: to manufacture 155 million doses of smallpox vaccine; and to take the vaccine through clinical trials to FDA licensure. Under UK GAAP, this contract has been accounted for as a single-element arrangement. Under US GAAP, the Group treats this contract as a multiple-element arrangement, resulting in a different allocation of revenue compared to the UK GAAP treatment. The Group has determined the fair value of the development and manufacturing portions of the contract and has allocated the total contract value to the development and manufacturing using the relative fair value method as prescribed by Emerging Issues Task Force (EAT) Issue No. 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’. The development portion of the contract consists of the completion of Phase I/II clinical trials, completion of Phase III clinical trials, completion and submission of a Biologics License Application with the FDA and post FDA approval activities.
     The Group recognises revenue for each significant development activity on a straight-line basis over the expected duration of each respective activity, unrelated to the costs incurred over that period; this contrasts with the UK GAAP treatment, where revenues are recognised as costs are incurred, using the principles of long-term contract accounting.
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

C) INVENTORY SUBJECT TO DEFERRED REVENUE ARRANGEMENTS
In the case of inventory subject to deferred revenue arrangements, the criteria specified for determining whether the risks and rewards of ownership have transferred differ between UK and US GAAP. At December 31, 2003, revenue related to certain batches of smallpox vaccine was required to be recognised under UK GAAP and FRS 5 Application note G, the relevant criteria having been met. US GAAP stipulates additional criteria, including that there is a specified future delivery date for such sales, with the result that these costs and revenues were not recognisable in the year ended December 31, 2003 under US GAAP.

Back to Contents

		Year ended Dec 31
	2003	2002	2001
	£m	£m	£m

Revenue recognised under UK GAAP	169.1	79.7	8.9
Licence fees	—	—	2.0
Multiple-element arrangements	29.0	(33.9)	—
Deferred revenue arrangements	(19.8)	—	—

Revenue recognised under US GAAP	178.3	45.8	10.9

COMPENSATION COSTS UNDER VARIABLE PLAN ACCOUNTING FOR SHARE OPTIONS AND SAYE PLAN DISCOUNT
Acambis has granted share options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for these grants after the initial grant date. Under US GAAP, APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’ (APB25), the Company is required to follow variable plan accounting for these grants and measure compensation expense as the difference between the exercise price and the fair market value of the stock during each accounting period over the vesting period of the options. Increases in fair market value of the stock result in a charge to operations and decreases in the fair market value of the stock result in a credit to operations, limited to the cumulative amount previously expensed.
     Under UK GAAP, Acambis has taken advantage of the exemption provided by UITF 17 not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, in accounting for new offers made since January 24, 2002, Acambis follows the requirements of pronouncement EITF 00-23 ‘Issues relating to the Accounting for Stock Compensation under APB25 and FIN44’ ((Financial Accounting Standards Board Interpretation Number (FIN) 44, ‘Accounting for Certain Transactions Involving Stock Compensation’, (FIN44)) which does not permit such an exemption in respect of plans with certain characteristics. The compensation charge under US GAAP in respect of such plans is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period.

The table shows the additional charge or credit made to the group profit and loss account under US GAAP.

			Year ended Dec 31
	2003	2002	2001
	£m	£m	£m

Charged to the Group profit and loss account	2.4	1.2	5.2

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

PURCHASE PRICE ACCOUNTING, GOODWILL AND INTANGIBLES
Under both UK GAAP and US GAAP, goodwill is identified as being the amount that the fair value of the consideration exceeds the fair value of assets acquired. However, the measurement of the fair values of both consideration and of assets differs.

A) ACQUISITION OF ACAMBIS INC.
During 1999, Acambis acquired Acambis Inc. Under UK GAAP, in-process R&D is not considered to be a separate intangible asset and, thus, such balances are subsumed within goodwill. Under US GAAP, in accordance with APB Opinion No. 16, ‘Business Combinations’, and No. 17, ‘Intangible Assets’, in-process R&D is separately identified and analysed to determine the fair market value at the date of acquisition. In-process R&D is identified in accordance with the definition within Statement of Financial Accounting Standard (SFAS) No.2, ‘Accounting for Research and Development Costs’. Following identification of qualifying R&D projects within Acambis Inc, their value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value.
     As a result of the valuation of in-process R&D under US GAAP, the fair value of assets acquired is different from that calculated under UK GAAP, resulting in differing values of goodwill. Under US GAAP, in-process R&D is written off to the profit and loss account when incurred.

B) ACQUISITION OF BERNA PRODUCTS CORPORATION (BPC)
In August 2003, Acambis acquired BPC, a sales, promotion and distribution organisation based in Miami, US and Toronto, Canada in order to enhance the marketing function of the Group. The consideration paid for BPC includes amounts contingent on their future performance. Under UK GAAP, a reasonable estimate of the fair value of amounts expected to be payable in the future is included in the cost of the acquisition. The fair value of contingent consideration payable in cash is taken to be the estimated amount of cash payable discounted to its present value.

Back to Contents

Under US GAAP, if a business combination involves a contingent consideration agreement, an amount equal to the lesser of:
(i)	the maximum amount of contingent consideration; or
(ii)	any excess of the fair value of the assets and liabilities assumed over the cost of the acquired entity is recognised as if it were a liability.
     Under UK GAAP, the fair value of inventory purchased as part of a business combination is considered to be its replacement cost. Under US GAAP, inventory acquired as part of a business combination is measured at market values, less a normal seller's margin.
UK GAAP allows intangible assets acquired in a business combination to be capitalised separately from goodwill only where such assets pass three thresholds. No such intangible assets were acquired with BPC. Under US GAAP, a rigorous purchase price allocation exercise is required to be carried out. The Group commissioned independent valuers to assist in a valuation exercise and, as a result of this analysis, has identified £5.3m of intangible assets comprising solely a distribution contract, which should be capitalised separately from goodwill under US GAAP.

A summary of the differences between UK and US GAAP is set out below:

		Year ended Dec 31, 2003

	Adjustments increasing/ (decreasing) US GAAP profit £m	Adjustments increasing/(decreasing) US GAAP equity £m

Profit on sale of acquired inventory	(0.2)	—
Amortisation of intangibles	(0.2)	—
Contingent consideration on acquisition of BPC	—	1.2
Charge for unwinding of contingent consideration	0.1	0.1

Purchase price accounting adjustments	(0.3)	1.3

The fair value of the assets purchased in relation to BPC is set out below:
	Year ended Dec 31, 2003

	UK GAAP	US GAAP
	£m	£m

Inventory	0.2	0.4
Debtors	0.1	0.1
Cash	0.1	0.1
Creditors	(0.2)	(0.2)
Intangible asset	—	5.3

Net assets acquired	0.2	5.7

	Year ended Dec 31, 2003

	UK GAAP	US GAAP
	£m	£m

Net assets acquired	0.2	5.7
Goodwill arising	6.7	—

Purchase consideration	6.9	5.7

C) AMORTISATION OF GOODWILL AND INTANGIBLES
Under UK GAAP, Acambis amortises goodwill on a straight-line basis over an estimate of the time the Group is expected to benefit from it. Until January 1, 2002, this was also Acambis’ accounting policy under US GAAP. Following the provisions of SFAS 142, ‘Goodwill and Other Intangible Assets’ (SFAS 142), the carrying value of goodwill in US GAAP was frozen and became subject to annual impairment reviews. Intangible assets acquired as part of a business combination are amortised under US GAAP. The annual impairment review carried out this year did not reveal any indication of impairment.

	Year ended December 31, 2003		Year ended December 31, 2002

	UK GAAP	US GAAP	UK GAAP	US GAAP
	£m	£m	£m	£m

Goodwill on acquisition included on balance sheet (cost) at January 1	18.0	6.2	18.0	6.2
Goodwill capitalised on BPC acquisition	6.7	—	—	—
Exchange movement	(0.4)	—	—	—

Goodwill at December 31	24.3	6.2	18.0	6.2
Amortisation bought forward at January 1	(4.4)	(1.1)	(3.2)	(1.1)
Amortisation charged to Group profit and loss account for the year	(1.5)	—	(1.2)	—

Goodwill (net book value) at December 31	18.4	5.1	13.6	5.1

	Year ended December 31, 2003		Year ended December 31, 2002

	UK GAAP	US GAAP	UK GAAP	US GAAP
	£m	£m	£m	£m

Intangible assets acquired on acquisition of BPC	—	5.3	—	—
Exchange movement	—	(0.4)
Amortisation charged in the year	—	(0.2)	—	—

Intangible assets acquired on acquisition of BPC (net book value)	—	4.7	—	—

The intangible asset arising under US GAAP will be amortised over seven years. The expected annual charge is £0.7m.

Back to Contents

CAPITALISATION OF INTEREST
Under UK GAAP, Acambis’ accounting policy is that interest is not capitalised. US GAAP would require interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

MARKETABLE SECURITIES (AMOUNTS RELEASED AGAINST FIXED ASSET INVESTMENTS)
Under US GAAP, investments in available-for-sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in ‘Other comprehensive income’. Where an impairment is considered to be other than temporary, the security is written down through the profit and loss account to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under UK GAAP, the Group's accounting policy is to carry such investments at cost less any provisions for impairment.

TAX ON EMPLOYEE SHARE OPTIONS
Under US GAAP, the Group is entitled to a tax deduction for the amount treated as compensation under US tax rules for certain employee share options that have been exercised during the year. Similarly, under UK GAAP, the Group is entitled to a tax deduction for the profit made by employees on certain options that have been exercised during the year. In both cases, the amount is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise. Under UK GAAP, the tax benefit arising from this deduction is included in the tax charge in the profit and loss account, whilst, under US GAAP, the tax benefit is recorded as an increase in shareholders' funds.

ACCOUNTING FOR DEFERRED TAX
Under UK GAAP a deferred tax asset was recognised in relation to the losses carried forward within certain parts of the business on the expectation that it was more likely than not that taxable profits would be made in future periods. Under US GAAP, SFAS 109 ‘Deferred tax’ is provided on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not as determined by the evaluation of certain criteria.

RECONCILIATION OF NET PROFIT/(LOSS) FROM UK GAAP TO US GAAP
Based on the differences detailed above, the following table shows the reconciliation of the Group's net profit/(loss) for the past three years:

	Year ended Dec 31

	2003	2002	2001
		restated
	£m	£m	£m

Net profit/(loss) as reported under UK GAAP	35.5	9.6	(12.4)
Adjustments for:
Revenue recognition	9.2	(33.9)	2.0
Inventory subject to deferred revenue arrangements	9.4	—	—
Compensation costs under variable plan accounting for share options and SAYE plan discount	(2.4)	(1.2)	(5.2)
Provision against own shares held	0.4	0.4	—
Purchase price accounting adjustments	(0.3)	—	—
Amortisation charge for goodwill	1.5	1.2	0.8
Capitalisation of interest	0.3	0.5	—
Marketable securities	(0.5)	—	—
Tax on employee share options	(1.2)	—	—
Accounting for deferred tax	(1.3)
Net tax effect of US GAAP adjustments	7.4	—	—

Net profit/(loss) as reported under US GAAP	58.0	(23.4)	(14.8)

PROFIT/(LOSS) PER SHARE UNDER US GAAP
Under US GAAP, the Group computes profit/(loss) per share under SFAS No.128 ‘Earnings per Share’ (SFAS 128). Under SFAS 128, basic net profit/(loss) per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Under US GAAP, diluted net profit/(loss) per ordinary share for Acambis in 2002 was the same as basic net profit/(loss) per ordinary share, as the effects of the Company’s potential ordinary share equivalents were anti-dilutive. Under UK GAAP, the basis of calculation is the same.

Back to Contents

     In 2002 and 2003 the Group recorded a net profit under UK GAAP. As a result certain securities, which are dilutive under UK GAAP, are anti-dilutive under US GAAP. The net profit/(loss) per share under US GAAP is presented below:

	Year ended Dec 31

	2003	2002	2001
		restated

Basic profit/(loss) per ordinary share in pence	56.4	(24.3)	(16.3)
Shares used in computing basic profit/(loss) per ordinary share	102,823,221	96,101,507	91,027,463

Diluted profit/(loss) per ordinary share in pence	55.6	(24.3)	(16.3)
Shares used in computing diluted profit/(loss) per ordinary share	104,393,147	96,101,507	91,027,463

Anti-dilutive securities	1,260,427	3,100,226	2,294,366

INCOME AND EXPENSE TRANSACTIONS WITH THE SAME PARTY
In accordance with EITF Issue 02-16, ‘Accounting by a Reseller for Cash Consideration Received from a Vendor’, certain transactions with the same party, which are shown gross under UK GAAP, are netted under US GAAP. These adjustments have no impact on net income. The individual line items affected are cost of sales (which under US GAAP in 2003 is £89.0m, 2002 – £48.0m) and R&D included within operating expenses (2003 – £34.0m, 2002 – £21.5m).

RECONCILIATION OF SHAREHOLDERS’ EQUITY FROM UK GAAP TO US GAAP

	As at Dec 31

	2003	2002 restated	2001
	£m	£m	£m

Shareholders’ equity as reported under UK GAAP	86.9	46.3	27.6
Revenue recognition	(23.2)	(35.0)	(1.1)
Inventory subject to deferred revenue arrangements	9.4	—	—
Goodwill of Acambis Inc.	(7.3)	(8.5)	(9.7)
Goodwill of BPC	(6.0)	—	—
Recognition of intangible assets	4.7	—	—
Capitalisation of interest	0.8	0.5	—
Purchase price accounting adjustments	1.3	—	—
Marketable securities	(0.5)	—	—
Provision against own shares held	(0.4)	(0.8)	(1.2)
Accounting for deferred tax	(1.3)	—	—
Net tax effect of US GAAP adjustments	7.4	—	—

Shareholders’ equity as reported under US GAAP	71.8	2.5	15.6

Back to Contents

GROUP STATEMENT OF CASH FLOWS
The Group statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS No.95, Statement of Cash Flows. These standards differ, however, with regard to classification of items within the statements and the definition of cash and cash equivalents.
     Under UK GAAP, cash comprises only cash-in-hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash and cash equivalents are cash and short-term highly liquid investments, with a maturity of three months or less at inception, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.
     Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP are, with the exception of dividends paid, shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) are included as a financing activity under US GAAP. Management of liquid resources under UK GAAP is included as cash and cash equivalents under US GAAP to the extent that the amounts involved have a maturity of less than three months and are convertible into known amounts of cash. Summary statements of cash flow presented under US GAAP are given below:

	Year ended Dec 31

	2003	2002	2001
	£m	£m	£m

Net cash used in operating activities	114.4	(5.5)	(7.0)
Net cash used in investing activities	(54.1)	(11.5)	5.8
Net cash provided by financing activities	8.9	7.8	17.0
Effect of foreign exchange on cash and cash equivalents	—	(1.2)	—

Increase/(decrease) in cash and cash equivalents	69.2	(10.4)	15.8
Opening cash and cash equivalents	11.7	22.1	6.3

Closing cash and cash equivalents	80.9	11.7	22.1

STATEMENT OF OTHER COMPREHENSIVE INCOME/(EXPENSES)

	2003	2002 restated	2001
	£m	£m	£m

Net profit/(loss)	58.0	(23.4)	(14.8)
Other comprehensive income/(expenses): foreign currency translation adjustment net of tax	(1.2)	1.3	(0.3)

Total comprehensive income/(expenses)	56.8	(22.1)	(15.1)

RECENTLY ISSUED ACCOUNTING STANDARDS
In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), ‘Consolidation of variable interest entities’. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, ‘Consolidated financial statements’, to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. Management does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.
     In December 2003 the FASB issued FIN 46(R), consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. Management does not expect the adoption of FIN 46(R) to have a material effect on its consolidated financial statements.
     In May 2003, the FASB issued SFAS No. 150 (SFAS 150), ‘Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity’. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 has not, to date, had any significant impact on the Company’s financial position or results of operations.

Back to Contents

SUMMARISED GROUP STATEMENTS
Selected financial information (in thousands, except per share data)

	Year ended Dec 31

Statement of operations data:	2003	2003	2002	2001	2000	1999
			(restated)
	$m	£m	£m	£m	£m	£m

US GAAP
Turnover (revenues)	319.2	178.3	45.8	10.9	5.7	5.6
Cost of sales	(159.3)	(89.0)	(48.0)	(5.1)	(0.5)	—

Gross profit	159.9	89.3	(2.2)	5.8	5.2	5.6
Operating expenses	(60.9)	(34.0)	(21.5)	(20.5)	(14.7)	(16.3)

Operating profit/(loss)	99.0	55.3	(23.7)	(14.7)	(9.5)	(10.7)
Profit/(loss) per share (basic)	$1.01	£0.56	£(0.24)	£(0.16)	£(0.12)	£(0.16)
Profit/(loss) per share (diluted)	$1.00	£0.56	£(0.24)	£(0.16)	£(0.12)	£(0.16)

Retained profit/(loss) before cumulative effect of accounting change	103.8	58.0	(23.4)	(14.8)	(11.2)	(23.8)
Cumulative effect of accounting change:
Revenue recognition	—	—	—	—	(2.6)	—

Net profit/(loss) (being retained profit/(loss) for the year)	103.8	58.0	(23.4)	(14.8)	(13.8)	(23.8)

Net profit/(loss) from continuing operations	103.9	58.0	(23.4)	(14.8)	(10.4)	(20.9)
Net profit/(loss) per share (basic) from continuing operations	$1.01	£0.56	£(0.24)	£(0.16)	£(0.13)	£(0.32)
Net profit/(loss) per share (diluted) from continuing operations	$1.00	£0.56	£(0.24)	£(0.16)	£(0.13)	£(0.32)
Net profit/(loss) per share (basic) before cumulative effect of accounting change	$1.01	£0.56	£(0.24)	£(0.16)	£(0.14)	£(0.36)
Net profit/(loss) per share (diluted) before cumulative effect of accounting change	$1.00	£0.56	£(0.24)	£(0.16)	£(0.14)	£(0.36)
Net profit/(loss) per share (basic and diluted) showing cumulative effect of accounting change	—	—	—	—	£(0.03)	—

Net profit/(loss) per share (basic)	$1.01	£0.56	£(0.24)	£(0.16)	£(0.17)	£(0.36)
Net profit/(loss) per share (diluted)	$1.00	£0.56	£(0.24)	£(0.16)	£(0.17)	£(0.36)

The Group has not paid dividends in any of the years shown above.

	Year ended Dec 31

Balance sheet data:	2003	2003	2002	2001	2000	1999
			(restated)
	$m	£m	£m	£m	£m	£m

US GAAP
Cash, cash equivalents and short-term investments	224.2	125.2	11.8	22.2	21.1	19.5
Working capital (including debtors due after one year)	91.9	51.3	(4.5)	19.2	16.6	16.3
Fixed assets	56.6	31.6	25.6	17.3	8.7	10.5
Total assets	368.8	206.0	145.0	53.6	37.6	31.3
Shareholders' equity (net assets)	128.6	71.8	2.5	15.6	21.0	24.7

Back to Contents

Item 18      Financial Statements
See Item 17.

Item 19      Exhibits

Exhibit Number	Description of Exhibit

1.1†	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1†	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1†	Overview Agreement between Peptide Therapeutics Limited and Pasteur Merieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2	Director’s Service Agreement between Acambis plc and Gordon Cameron, dated February 23, 2004.

4.3†	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.4†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.5†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.7†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.8	Letter of Appointment between Acambis plc and Ross Graham, dated March 24, 2004.

Back to Contents

Exhibit Number	Description of Exhibit

4.9†	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc. (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.10†	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc. (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.11**†	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.12**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.13**†	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.14**†	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.15**†	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.16**†	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.17**†	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.18**†	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

Back to Contents

Exhibit Number	Description of Exhibit

4.19**†	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.20**†	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.21**	Modification 0009, dated November 4, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**†	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003 (incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.23**†	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.24**†	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001 (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.25**†	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.26**†	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.27**†	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.28**†	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

Back to Contents

Exhibit Number	Description of Exhibit

4.29**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003 (incorporated herein by reference to Exhibit 4.33 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.30**	Modification 0006 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated October 14, 2003.

4.31**	Modification 0007 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 14, 2004.

4.32**†	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002 (incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.33**†	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002 (incorporated herein by reference to Exhibit 4.35 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.34**†	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002 (incorporated herein by reference to Exhibit 4.36 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.35**†	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.36**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.37**	Modification 0005 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated November 10, 2003.

4.38**	Modification 0006 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 31, 2003.

4.39**	Modification 0007 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 29, 2003.

4.40**	Distribution Agreement, between Berna Biotech Ltd. and Berna Products Corp., dated June 28, 2001.

4.41**	MVA Prime Contract between U.S. Government and Acambis, Inc., dated February 13, 2003.

Back to Contents

Exhibit Number	Description of Exhibit

4.42**	Modification 0001 to MVA Prime Contract between U.S. Government and Acambis, Inc., dated July 14, 2003.

4.43**	MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated April 15, 2003.

4.44**	Modification 0001 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated March 24, 2003.

4.45**	Modification 0002 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated July 14, 2003.

4.46**	Modification 0003 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated December 17, 2003.

4.47**	Modification 0004 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated February 6, 2004.

4.48**	Agency and Development Agreement between Cangene Corporation and Acambis Research Limited, dated March 3, 2003.

4.49**	Sub-Agency Agreement between Acambis Research Limited and Baxter Healthcare S.A., dated September 12, 2003.

8.1	List of Significant Subsidiaries of Acambis plc

12.1	Section 302 Certification of Gordon Cameron

12.2	Section 302 Certification of Elizabeth Brown

13.1	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Elizabeth Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP

_________________________

† Previously filed.

** Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACAMBIS PLC

By: /s/ Gordon Cameron
Name: Gordon Cameron
Title: Chief Executive Officer

Date: June 28, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1†	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1†	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1†	Overview Agreement between Peptide Therapeutics Limited and Pasteur Merieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2	Director’s Service Agreement between Acambis plc and Gordon Cameron, dated February 23, 2004.

4.3†	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.4†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.5†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.7†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.8	Letter of Appointment between Acambis plc and Ross Graham, dated March 24, 2004.

Back to Contents

Exhibit Number	Description of Exhibit

4.9†	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc. (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.10†	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc. (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.11**†	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.12**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.13**†	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.14**†	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.15**†	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.16**†	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.17**†	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.18**†	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

Back to Contents

Exhibit Number	Description of Exhibit

4.19**†	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.20**†	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.21**	Modification 0009, dated November 4, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**†	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003 (incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.23**†	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.24**†	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001 (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.25**†	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.26**†	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.27**†	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.28**†	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

Back to Contents

Exhibit Number	Description of Exhibit

4.29**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003 (incorporated herein by reference to Exhibit 4.33 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.30**	Modification 0006 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated October 14, 2003.

4.31**	Modification 0007 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 14, 2004.

4.32**†	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002 (incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.33**†	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002 (incorporated herein by reference to Exhibit 4.35 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.34**†	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002 (incorporated herein by reference to Exhibit 4.36 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.35**†	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.36**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.37**	Modification 0005 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated November 10, 2003.

4.38**	Modification 0006 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 31, 2003.

4.39**	Modification 0007 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 29, 2003.

4.40**	Distribution Agreement, between Berna Biotech Ltd. and Berna Products Corp., dated June 28, 2001.

4.41**	MVA Prime Contract between U.S. Government and Acambis, Inc., dated February 13, 2003.

Back to Contents

Exhibit Number	Description of Exhibit

4.42**	Modification 0001 to MVA Prime Contract between U.S. Government and Acambis, Inc., dated July 14, 2003.

4.43**	MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated April 15, 2003.

4.44**	Modification 0001 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated March 24, 2003.

4.45**	Modification 0002 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated July 14, 2003.

4.46**	Modification 0003 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated December 17, 2003.

4.47**	Modification 0004 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis, Inc., dated February 6, 2004.

4.48**	Agency and Development Agreement between Cangene Corporation and Acambis Research Limited, dated March 3, 2003.

4.49**	Sub-Agency Agreement between Acambis Research Limited and Baxter Healthcare S.A., dated September 12, 2003.

8.1	List of Significant Subsidiaries of Acambis plc

12.1	Section 302 Certification of Gordon Cameron

12.2	Section 302 Certification of Elizabeth Brown

13.1	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Elizabeth Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP

_________________________

† Previously filed.

** Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.