Form 20-F/A
ACAMBIS PLC
filed 2005-04-01
CIK 1073965

The following items were the subject of a Form 12b-25 and are included herein: Item 19 (Exhibits)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 3)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

-OR-

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

-OR-

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _______to_______Commission File Number: 000-30126

Acambis plc
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

Back to Contents

Explanatory Note

     This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 3 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“Form 20-F”). This Form 20-F/A is filed with the Securities and Exchange Commission (the “Commission”) for the purpose of filing certain exhibits under Item 19 which are the subject of a confidential treatment request pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, and have been filed separately with the Commission. This Form 20-F/A does not otherwise change or update the disclosures set forth in the Form 20-F as originally filed on June 30, 2003, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed on July 15, 2003 and Amendment No. 2 to the Annual Report on Form 20-F/A filed on October 3, 2002, and does not reflect events occurring after the original filing of the Form 20-F.

Part III

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1*	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1*	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1*	Option Agreement between Peptide Therapeutics Limited and the joint ventures between OraVax, Inc. and Pasteur Mérieux Serums et Vaccins known as Pasteur Mérieux OraVac S.N.C. and OraVax Mérieux Co., dated April 17, 1998 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2*	Overview Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.3*	Standstill Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Amendment No. 2 to Schedule 13D filed on January 28, 1999 by Peptide Therapeutics Group plc (File No. 005-48363)).

Back to Contents
Exhibit
Number	Description of Exhibit

4.4*	Director’s Service Agreement between Peptide Therapeutics Group plc and John Brown, dated March 1, 1997 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.5*	Director’s Service Agreement between Peptide Therapeutics Group plc and Gordon Cameron, dated March 1, 1997, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6*	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.7†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991.

4.8*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.9*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077))
.
4.10†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001.

4.11†	Letter of Appointment between Acambis plc and Victor Schmitt, dated December 4, 2000.

4.12*	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc.

4.13*	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc.

Back to Contents
Exhibit
Number	Description of Exhibit

4.14*	Subscription Agreement between Peptide Therapeutics Group plc and Baxter International Inc., dated as of September 19, 2000

4.15**	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000

4.16**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002

4.17**	Contract Manufacturing Agreement, dated 5 December 2000, between Baxter Healthcare Corporate, Baxter Healthcase S.A., Oravax Inc. and Peptide Therapeutics Group plc

4.18**	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc.

4.19**	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.20**	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.21**	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.23**	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.24**	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.25**	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.26**	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003

4.27**	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003

Back to Contents
Exhibit
Number	Description of Exhibit

4.28**	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001

4.29**	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.30**	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.31**	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.32**	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.33**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003

4.34**	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002

4.35**	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002

4.36**	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002

4.37**	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002

4.38**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003

8.1†	List of Significant Subsidiaries of Acambis plc

10.1†	Consent of PricewaterhouseCoopers LLP

12.1†	Certification of John Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

Back to Contents
*	Incorporated by reference.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

†	Previously filed.

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ACAMBIS plc

By: /s/ David Lawrence

Name: David Lawrence
Title: Chief Financial Officer

Date: March 29, 2005

Back to Contents

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
b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and
c.	presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

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
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

By: /s/ Gordon Cameron

Name: Gordon Cameron
Title: Chief Executive Officer

Date: March 29, 2005

Back to Contents

CERTIFICATION

I, David Lawrence, certify that:

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
b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and
c.	presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

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
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

By: /s/ David Lawrence

Name: David Lawrence
Title: Chief Financial Officer

Date: March 29, 2005

Back to Contents

Exhibit Index

Exhibit
Number	Description of Exhibit

1.1*	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

2.1*	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1*	Option Agreement between Peptide Therapeutics Limited and the joint ventures between OraVax, Inc. and Pasteur Mérieux Serums et Vaccins known as Pasteur Mérieux OraVac S.N.C. and OraVax Mérieux Co., dated April 17, 1998 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2*	Overview Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.3*	Standstill Agreement between Peptide Therapeutics Limited and Pasteur Mérieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Amendment No. 2 to Schedule 13D filed on January 28, 1999 by Peptide Therapeutics Group plc (File No. 005-48363)).

4.4*	Director’s Service Agreement between Peptide Therapeutics Group plc and John Brown, dated March 1, 1997 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.5*	Director’s Service Agreement between Peptide Therapeutics Group plc and Gordon Cameron, dated March 1, 1997, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

Back to Contents
Exhibit
Number	Description of Exhibit

4.6*	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.7†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991.

4.8*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.9*	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.10†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001.

4.11†	Letter of Appointment between Acambis plc and Victor Schmitt, dated December 4, 2000.

4.12*	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis, Inc.

4.13*	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis, Inc.

4.14*	Subscription Agreement between Peptide Therapeutics Group plc and Baxter International Inc., dated as of September 19, 2000

4.15**	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000

4.16**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002

Back to Contents
Exhibit
Number	Description of Exhibit

4.17**	Contract Manufacturing Agreement, dated 5 December 2000, between Baxter Healthcare Corporate, Baxter Healthcase S.A., Oravax Inc. and Peptide Therapeutics Group plc

4.18**	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis, Inc.

4.19**	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.20**	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.21**	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.22**	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.23**	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.24**	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.25**	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis, Inc.

4.26**	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003

4.27**	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003

4.28**	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001

4.29**	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

4.30**	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002

Back to Contents
Exhibit
Number	Description of Exhibit

4.31**	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.32**	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002

4.33**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003

4.34**	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002

4.35**	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002

4.36**	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002

4.37**	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002

4.38**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003

8.1†	List of Significant Subsidiaries of Acambis plc

10.1†	Consent of PricewaterhouseCoopers LLP

12.1†	Certification of John Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

†	Previously filed.