Form 20-F/A
ACAMBIS PLC
filed 2005-04-12
CIK 1073965

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

Yes	No

     Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

Back to Contents

TABLE OF CONTENTS

Item		Page
PART I
Item 10.	Additional Information	___
PART III
Item 19.	Exhibits	___
	Signatures	___

Back to Contents

EXPLANATORY NOTE

     This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Acambis plc (the "Company" or the "Registrant") as Amendment No. 1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 ("Form 20-F"). This Form 20-F/A is filed with the Securities and Exchange Commission (the "Commission") for the purpose of including additional disclosure in Item 10.B regarding the Company's exemption from the requirements of Rule 4350(f) of the Nasdaq Stock Market, Inc. ("NASDAQ"). This Form 20-F/A does not otherwise change or update the disclosures set forth in the Form 20-F as originally filed on June 28, 2004, and does not reflect events occurring after the original filing of the Form 20-F.

Back to Contents

Item 10. Additional information

B. Memorandum and Articles of Association

     A summary of the principal provisions of the Company's Memorandum and Articles of Association can be found by referring to the Registration Statement on Form F-4 (filed with the Securities and Exchange Commission in April 1999) relating to the acquisition of Acambis Inc., as well as the document (filed in November 2000) in relation to the subscription by Baxter.

     A copy of both the Memorandum and Articles of Association of the Company has been filed with the Registrar of Companies in the United Kingdom. The Memorandum contains the fundamental provisions of the Company's constitution. The Articles contain the rules for the internal management and control of the Company.

     In 2000, the Company obtained an exemption from the quorum standard for NASDAQ-listed companies set forth in NASDAQ Rule 4350(f). This standard requires that the quorum for meetings of shareholders be no less than 33 1/3% of the outstanding shares. NASDAQ granted an exemption on the grounds that this standard is contrary to generally accepted business practices in the United Kingdom.

     Pursuant to this exemption, the Company's quorum standards, as set forth in the Company's Memorandum and Articles of Association, follow the relevant quorum standards applicable to companies in the United Kingdom. These standards provide for a quorum in the event that at least two persons entitled to vote upon the business to be transacted are present in person or by proxy at a shareholder meeting.

Back to Contents

Item 19. Exhibits

Exhibit Number	Description of Exhibit

12.1.	Section 302 Certification of Gordon Cameron

12.2	Section 302 Certification of David Lawrence

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report for its fiscal year ended December 31, 2003 on its behalf.

ACAMBIS PLC

By:

Name:	David Lawrence
Title:	Chief Financial Officer

Date: April 8, 2005

Back to Contents

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

12.1	Section 302 Certification of Gordon Cameron

12.2	Section 302 Certification of David Lawrence