Form 20-F
period 2004-12-31
ACAMBIS PLC
filed 2005-06-30
CIK 1073965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

-OR-

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

-OR-

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to

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

107,219,329 ordinary shares of 10p each as of December 31, 2004

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☑ Yes                      No ☐

     Indicate by check mark which financial statement item the Registrant has elected to follow:

☑ Item 17                      Item 18 ☐

Exhibit 1.2
Exhibit 4.9
Exhibit 4.51
Exhibit 4.52
Exhibit 4.53
Exhibit 4.54
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

ABBREVIATIONS AND DEFINITIONS USED IN THIS DOCUMENT

The following abbreviations are used throughout this document
ADR	American Depositary Receipt
AGM	Annual General Meeting
AIM	Alternative Investment Market
Baxter	Baxter International Inc. or subsidiaries thereof
BIA	BioIndustry Association
BLA	Biologics License Application
BPC	Berna Products Corporation
BTG	BTG International Limited
CDC	US Centers for Disease Control and Prevention
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CSO	Chief Scientific Officer
EITF	Emerging Issues Task Force
EMA	European Medicines Agency
EPS	Earnings per share
ESOP	Employee Share Ownership Plan
FASB	Financial Accounting Standards Board
FDA	Food and Drug Administration
FRS	Financial Reporting Standard
GAAP	Generally Accepted Accounting Principles
GMP	Good Manufacturing Practice
GSK	GlaxoSmithKline
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
IND	Investigational New Drug
IP	Intellectual Property
JE	Japanese encephalitis
LSE	London Stock Exchange
LTIP	Long-term share incentive plan
MVA	Modified Vaccinia Ankara
NIAID	National Institute of Allergy and Infectious Disease
NIH	National Institutes of Health
PwC	PricewaterhouseCoopers LLP
QA/QC	Quality Assurance/Quality Control
R&D	Research and development
SEC	Securities and Exchange Commission
SP	Sanofi Pasteur
SFAS	Statement of Financial Accounting Standard
TSR	Total shareholder return
UITF	Urgent Issues Task Force
VIG	Vaccinia Immune Globulin
WHO	World Health Organisation

Item 1 Not applicable

Item 2 Not applicable

Item 3 Key Information

A     Selected financial data

Acambis is a UK public limited company with shares listed on the London Stock Exchange and, in the form of American Depositary Receipts (ADRs), on the NASDAQ National Market. This is the Form 20-F for the year ended December 31, 2004. References to the Group and Acambis throughout this document relate to Acambis plc and all of its subsidiary and associated undertakings. References to the Company are to Acambis plc, the ultimate holding company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group’s operations are discussed in the operating and financial review in Item 5, risk factors in Item 3D and the corporate governance statement in Item 6 and in documents as filed with the US Securities and Exchange Commission from time to time.

SELECTED FINANCIAL INFORMATION (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following selected financial information for each of the fiscal years in the five-year period ended December 31, 2004 has been derived from Acambis’ audited Group financial statements. The audited financial statements have been prepared in accordance with the Companies Act 1985 and UK GAAP. The Group financial statements for the three-year period ended 31 December 2004 are included elsewhere in this Annual Report.

The results and balance sheet for 2002 and 2003 have been restated to take account of the adoption of Urgent Issues Task Force (UITF) 38 and UITF 17 (revised) in 2004. The results and balance sheets of years prior to 2002 have not been restated for these new standards as the information is not readily available without undue effort and expense.

Year ended Dec 31
	2004	2003	2002	2001	2000
		Restated	Restated

	£m	£m	£m	£m	£m

Statement of operations data:
UK GAAP
Turnover (revenues)	85.5	169.1	79.7	8.9	6.2
Cost of sales	(34.3)	(98.4)	(49.2)	(5.1)	(0.5)

Gross profit	51.2	70.7	30.5	3.8	5.7
Research and development costs	(28.9)	(19.9)	(16.5)	(13.0)	(14.4)
Sales and marketing costs	(2.7)	(1.3)	–	–	–
Administrative costs (including amortisation of goodwill)	(5.1)	(4.5)	(4.3)	(3.5)	(2.9)
Exceptional administrative item: Canton plant impairment	(1.9)	–	–	–	–
Exceptional administrative item: restructuring costs	(0.7)	–	–	–	–
Exceptional administrative item: settlement of BTG agreement	–	(7.4)	–	–	–

Total administrative costs	(7.7)	(11.9)	(4.3)	(3.5)	(2.9)
Exceptional other operating income: settlement of Canton agreement	10.2	–	–	–	–

Total operating expenses	(29.1)	(33.1)	(20.8)	(16.5)	(17.3)

Operating profit/(loss)	22.1	37.6	9.7	(12.7)	(11.6)
Interest receivable, net	3.9	1.1	(0.5)	0.7	0.8
Amounts released/(provided) against fixed asset investment	–	0.5	(0.1)	(0.4)	–
Loss on disposal of fixed asset investment	(0.1)	–	–	–	–
Exchange gain/(loss) on US currency borrowings	0.3	0.4	0.5	(0.1)	(0.3)

Profit/(loss) on ordinary activities before taxation	26.2	39.6	9.6	12.5	(11.1)

Taxation	(6.4)	(3.9)	–	0.1	–

Profit/(loss) on ordinary activities after taxation	19.8	35.7	9.6	(12.4)	(11.1)

Basic earnings/(loss) per ordinary share	£0.19	£0.35	£0.10	£(0.14)	£(0.14)

Basic number of shares – weighted average	106,300,080	102,823,221	96,101,507	91,027,463	79,638,484

Diluted earnings/(loss) per ordinary share	£0.18	£0.34	£0.10	£(0.14)	£(0.14)

Diluted number of shares – weighted average	108,649,389	104,393,147	98,976,882	91,027,463	79,638,484

As at Dec 31
	2004	2003	2002	2001	2000
		restated	restated

	£m	£m	£m	£m	£m

Balance sheet data:
UK GAAP
Cash and liquid resources	101.8	125.2	11.8	22.2	21.1
Working capital (including debtors due after one year)	79.7	58.9	30.7	19.4	21.2
Fixed assets (tangible)	17.5	21.0	20.0	12.3	3.2
Fixed assets (intangible)	16.0	18.4	13.6	14.8	16.0
Total assets	159.4	196.0	152.6	64.8	52.8
Long-term obligations	(6.8)	(12.3)	(18.9)	(20.5)	(6.5)
Called-up share capital	10.7	10.6	9.9	9.3	8.9
Shareholders’ equity (net assets)	106.0	86.5	45.5	27.7	36.1

The following selected financial information for each of the fiscal years in the five-year period ended December 31, 2004 has been derived from Acambis’ audited Group financial statements. Translation of pounds sterling into US dollars for the year ended 31 December 2004 has been made at the rate of £1.00=$1.9199, based upon the mid-point closing rate at 31 December 2004. This translation is provided solely for the convenience of the reader and does not reflect financial information in accordance with generally accepted accounting principles for foreign currency translations. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that rate or any other rate. The following information should be read in conjunction with the financial review, the Group financial statements and the notes thereto appearing elsewhere in this document.

Year ended Dec 31
Statement of operations data:	2004	2004	2003	2002	2001	2000
	$m	£m	£m	£m	£m	£m

US GAAP Turnover (revenues)	196.8	102.5	178.3	45.8	10.9	5.7
Cost of sales	(83.3)	(43.4)	(89.0)	(48.0)	(5.1)	(0.5)

Gross profit	113.5	59.1	89.3	(2.2)	5.8	5.2
Operating expenses	(54.5)	(28.4)	(34.0)	(21.5)	(20.5)	(14.7)

Operating profit/(loss)	58.9	30.7	55.3	(23.7)	(14.7)	(9.5)
Profit/(loss) per share (basic)	$0.42	£0.22	£0.56	£(0.24)	£(0.16)	£(0.12)
Profit/(loss) per share (diluted)	$0.42	£0.22	£0.56	£(0.24)	£(0.16)	£(0.12)

Net profit/(loss) (being retained profit/(loss) for the year)	45.3	23.6	58.0	(23.4)	(14.8)	(13.8)

Net profit/(loss) from continuing operations	45.3	23.6	58.0	(23.4)	(14.8)	(10.4)
Net profit/(loss) per share (basic) from continuing operations	$0.42	£0.22	£0.56	£(0.24)	£(0.16)	£(0.13)
Net profit/(loss) per share (diluted) from continuing operations	$0.42	£0.22	£0.56	£(0.24)	£(0.16)	£(0.13)

Net profit/(loss) per share (basic)	$0.42	£0.22	£0.56	£(0.24)	£(0.16)	£(0.17)
Net profit/(loss) per share (diluted)	$0.42	£0.22	£0.56	£(0.24)	£(0.16)	£(0.17)

     The Group has not paid dividends in any of the years shown above.

Year ended Dec 31
Balance sheet data:	2004	2004	2003	2002	2001	2000
	$m	£m	£m	£m	£m	£m

US GAAP

Cash, cash equivalents and short-term investments	195.4	101.8	125.2	11.8	22.2	21.1
Working capital (including debtors due after one year)	146.1	76.1	51.3	(4.5)	19.2	16.6
Fixed assets	53.2	27.7	31.6	25.6	17.3	8.7
Total assets	298.7	155.6	206.0	145.0	53.6	37.6
Capital stock	20.5	10.7	10.6	9.9	9.3	8.9

Shareholders’ equity (net assets)	184.9	96.3	71.8	2.5	15.6	21.0

B Not applicable

C Not applicable

D Risk factors

Acambis’ business is subject to a number of significant risks, including those described below. These risks are not the only risks that Acambis faces in its business. Additional risks not presently known to Acambis, or that it currently deems to be immaterial, may also affect its business operations, and this section should not be considered an exhaustive statement of all potential risks and uncertainties with respect to Acambis and its business.

ACAMBIS’ OPERATING RESULTS MAY BE NEGATIVELY AFFECTED BY EXPOSURE TO FOREIGN EXCHANGE AND OTHER ECONOMIC RISK FACTORS

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

THE SAFETY AND EFFICACY OF ACAMBIS’ PRODUCTS DURING DEVELOPMENT MAY BE UNCERTAIN

There may be issues regarding the safety and efficacy of products both when licensed and while in clinical development. Any failure of safety or efficacy could lead to a project’s demise, the recall of a product, or the suspension or withdrawal of a necessary licence. Acambis may not have the ability to take any particular research project through to market due to issues regarding safety and efficacy, the ability to obtain necessary regulatory approvals, difficulty or excessive cost to manufacture, infringement of patents or intellectual property (IP) rights of others, or the lack of sufficient reserves to continue research and development to a satisfactory conclusion. Additionally, the developmental stage of many of Acambis’ products is lengthy and there can be no assurance that the development of certain of its products will be completed in a timely manner or at all.

FAILURE TO PROTECT ITS INTELLECTUAL PROPERTY COULD HARM ACAMBIS’ BUSINESS

There are several issues relating to IP where patent applications may be denied, or issued patents may be challenged or otherwise not provide adequate or any protection for any commercially viable product. Owing to the nature of the field in which Acambis operates, there is a high project and product attrition rate and any product can fail at any stage of the process from initial investigation to final licensure, and products can be withdrawn at any stage even after they are licensed.

LOSS OR DAMAGE TO ACAMBIS’ FACILITIES COULD MATERIALLY ADVERSELY AFFECT ITS FINANCIAL RESULTS

In addition to Acambis’ R&D facility located in the US, Acambis has two manufacturing facilities, both located in the US. The first in Canton, MA comprises bulk/purification capacity and the second in Rockville, MD comprises lyophilisation (freeze drying) and fill and finish operations currently sufficient for clinical trial scale material. As of June 28, 2005 only the Canton facility was fully operational. In the event that these manufacturing facilities were to experience operational or information technology difficulties or if Acambis were to lose these facilities completely, there would likely be a significant impact on its financial results. Acambis’ facilities are at risk of suffering unforeseen events which would be classified as force majeure, eg. fire, flood or weather damage or weather damage, or loss of utilities, any of which could have a material adverse effect on the Group’s financial condition and results of operations.

ETHICAL ISSUES MAY IMPEDE THE DEVELOPMENT OF ACAMBIS’ PRODUCTS

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

IF ACAMBIS IS NOT ABLE TO OBTAIN ADEQUATE FUNDING FOR ITS PRODUCTS AND RESEARCH, THE DEVELOPMENT OF ITS PRODUCTS COULD BE SIGNIFICANTLY IMPEDED

The nature of biotechnology research means that there are high front-end costs associated with products, which may have lead times to market of several years. Acambis may have insufficient funds for its products or operations either through the inability to raise future funds or by finding that fundraising is available only on unattractive or unacceptable terms, for example by shareholder dilution. If additional funds cannot be raised as needed, this may result in the delay, reduction or elimination of some development programmes. In addition, Acambis has undergone, and continues to undergo, rapid change resulting from its transition from being a start-up biotechnology company without a proven product to a profitable trading business. Acambis has a major contract with the US Government relating to manufacture of a smallpox vaccine and continuing the process of taking that investigational product through to licensure. The costs associated with this programme and revenue recognition from it will have a material impact on Acambis’ financial results until and unless the product is approved.

EVEN LICENSED PRODUCTS MAY BE WITHDRAWN FROM THE MARKET

Regulatory authorities have the ability to withdraw licensed products from the market, at any time, on the grounds of safety. In addition, the nature of research and development in the field of vaccines is characterised by a very high failure rate, both in research and development as well as during and after the licensure process.

THE BIOTECHNOLOGY INDUSTRY IN THE US AND THE UK IS INTENSELY COMPETITIVE AND COMPETITORS MAY HAVE SUPERIOR PRODUCTS AND RESEARCH AND DEVELOPMENT

Acambis’ business may be negatively affected by the intense competition it faces from pharmaceutical and specialist biotechnology companies engaged in the development of vaccines in areas in which Acambis is engaged. Acambis has not yet completed the full clinical development and subsequent registration of any product candidate. Competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing expertise. Many of Acambis’ competitors may have greater financial and human resources and more experience in research and development (R&D). If Acambis fails to obtain adequate IP rights for its product candidates, competitors may be able to take advantage of Acambis’ R&D efforts. Additionally, the biotechnology field is characterised by significant and rapid technological change. Research and discoveries by its competitors may result in medical insights or breakthroughs that render Acambis’ product candidates obsolete before they generate any income.

FORECASTING INACCURACIES COULD DAMAGE GROUP PERFORMANCE

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

THE SUCCESS OF SEVERAL OF ACAMBIS’ PRODUCTS IS DEPENDENT UPON THE PERFORMANCE OF THIRD PARTY COLLABORATORS

Acambis has entered into several significant commercial agreements and the success of some of its products is, therefore, highly dependent on collaborators, most notably Baxter. These collaborators have significant discretion over the resources they devote to Acambis products and Acambis cannot guarantee that third parties will devote adequate resources to the collaborations or that those products can be successfully commercialised without those collaborators. Failure of its collaborators to perform adequately under their commercial agreements could materially adversely affect Acambis’ ability to produce certain products and could also materially adversely affect its results of operations.

ACAMBIS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION IN BOTH THE US AND THE UK WHICH IMPOSE SIGNIFICANT ADDITIONAL COSTS AND RESTRICTIONS

All companies working in vaccines for use in humans are subject to a severe regulatory environment. Regulations enforced by government agencies could impose significant costs and restrictions on the development, testing, approval and manufacturing of pharmaceutical products for human use. Lost market opportunities may result from delays and uncertainties in the approval process of the US Food and Drug Administration (FDA), the European Medicines Agency (EMA) and comparable agencies in other foreign countries. In some countries, including the US and those of the European Union, regulatory controls have become increasingly demanding, increasing not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. The type, duration and cost of clinical trials are determined by external regulatory authorities. Acambis has no control over these factors. Acambis expects that this trend will continue and will expand to other countries. Acambis has no track record of having achieved registration of any product, although expertise does exist within the Group.

THE SUCCESS OF ACAMBIS’ PRODUCTS IS DEPENDENT UPON THEIR ACCEPTANCE IN THE MARKET

With regard to products, Acambis may face patient inertia and reluctance to change from branded products already on the market. Vaccines in general have become the subject of heightened consumer scrutiny, which may impede the success of Acambis’ vaccine products. Vaccine products generate the bulk of Acambis’ revenue and Acambis expects them to continue to play a dominant role in Acambis’ business in the future. Product success will depend on Acambis being able to produce the product at a reasonable cost and to convince doctors to prescribe the product, patients accepting the product and the product being more effective than its competitors. Acambis must also balance its product portfolio to meet market demands, which are constantly shifting. Where the purchaser is not a private individual, third-party reimbursement and healthcare cost containment may operate to constrain healthcare budgets and, therefore, the price of the product. A significant proportion of future revenue may depend on payments by third-party payers, including government health administration authorities and private health insurers. Acambis may not be able to sell its products profitably if reimbursement is unavailable or limited.

ACAMBIS’ LISTING ON BOTH THE UK (LSE) AND US (NASDAQ) MARKETS IS LIKELY TO GENERATE INCREASE COMPLIANCE COSTS AND RISKS.

Dual listing generates significant additional costs and regulatory requirements. In some cases, the listing requirements and regulations in one of Acambis’ markets differ substantially from those in the other, leading to additional compliance costs. It is also possible that new regulatory initiatives in one of Acambis’ markets will create additional compliance costs.

ACAMBIS MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE AGAINST PRODUCT LIABILITY OR OTHER CLAIMS

Legal factors, including product liability claims, environmental concerns and patent disputes with competitors, could preclude commercialisation of products or negatively affect the profitability of such products, or give rise to liabilities for which the Group may have no, or only limited, insurance coverage. The nature of Acambis’ business exposes it to potential product liability claims inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of its products. Acambis secures insurance before commencing clinical trials and periodically reviews its insurance coverage, however, in the event of any claim, it is possible that the level of insurance Acambis presently carries or may carry in the future may not be adequate, and a product liability or other claim may materially and adversely affect its financial position. There is no guarantee that Acambis will continue to be able to obtain satisfactory insurance cover.

DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS, UK GAAP AND US GAAP MAY HAVE A SIGNIFICANT IMPACT ON ACAMBIS’ FINANCIAL STATEMENTS WHEN RECONCILING TO US GAAP

In common with other listed companies governed by the law of an EU member state, for financial years beginning on or after January 1, 2005 the Group will be required to prepare its financial statements in accordance with international accounting standards (IAS) adopted at the European level (endorsed IAS or IFRS). This requirement will therefore first be applicable to the Group’s financial statements for the year ended December 31, 2005.

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

ACAMBIS MAY NOT BE ABLE SUCCESSFULLY TO TRANSITION FROM AN R&D-BASED ENTITY INTO AN INTEGRATED BIOPHARMACEUTICAL CONCERN

As a result of a strategic review during 2004, Acambis decided to implement changes that would assist a transition from a company predominantly focused on R&D to one with integrated biopharmaceutical capabilities. These changes are not yet complete and there is a risk that they will not be successful, which will create substantial near-term costs and impede Acambis’ ability to perform effectively in the future.

STOCKS OF ACAM2000 BECOME SURPLUS TO REQUIREMENTS

Acambis does not have firm orders to cover all stocks of ACAM2000 smallpox vaccine.

RELIANCE ON THE US GOVERNMENT AND THE SMALLPOX VACCINE PRODUCES IRREGULAR REVENUE STREAMS AND MAY IMPAIR FUTURE PERFORMANCE

Acambis is reliant on the smallpox franchise, from the US Government, for the vast majority of its revenue. Orders for additional smallpox product can come at unpredictable intervals, resulting in a potential lack of recurring revenue. There is no guarantee that demand for the company’s smallpox franchise will continue or that it will continue to contribute to Acambis’ revenue stream.

Item 4 Information on the Company

A     History and development of Acambis

COMPANY SECRETARY, REGISTERED OFFICE AND GROUP HEADQUARTERS
Elizabeth Brown
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT, UK
Telephone +44 (0) 1223 275 300

Acambis plc
Registered number 2863682
Date of incorporation October 19, 1993
Jurisdiction of incorporation: England and Wales

Acambis is a biopharmaceutical company operating in the infectious disease arena, with a focus on developing new vaccines. It is headquartered in Cambridge, UK. The majority of its operations are based in the US, with R&D in Cambridge, MA, manufacturing in Canton, MA, a sales and marketing operation in Miami, FL and a fill and finish facility in Rockville, MD that Acambis acquired in May 2005. Following that acquisition, Acambis now has control of the three principal stages of the vaccine manufacturing process – bulk production, purification and fill and finish – and provides the capability to take a vaccine from concept to commercialisation.

     Acambis aims to become a fully integrated, profitable biopharmaceutical company, targeting infectious diseases with vaccines and other biological products, and generating predictable and sustainable revenues through both organic growth and acquisitions. To deliver that goal, it is focused on exploiting its smallpox franchise to the full, driving the development of other products in Acambis’ pipeline, developing and leveraging core capabilities and improving the predictability of its revenue stream.

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

     Much of its recent success has come from government contracts for its new, investigational smallpox vaccine, which is sold to the US and other governments under a FDA Investigational New Drug (IND) application.

     Acambis started work on developing a new smallpox vaccine in 2000, having been awarded a contract by the US Government to develop and test a new vaccine and manufacture a 40 million-dose stockpile of the vaccine once it had been licensed. Following the events of September 11, 2001, this contract was accelerated and expanded, and Acambis bid for and won a second US Government contract to manufacture a further 155 million doses of investigational smallpox vaccine as part of the US’s new plan to establish a stockpile sufficient to provide a dose for every man, woman and child in the US. Acambis has now supplied the US with 182.5 million doses of its investigational ACAM2000 vaccine (see further information in Item 10C (a)). It is also supplying the vaccine to a number of other governments around the world as an investigational product.

     In 2000, Acambis established a strategic alliance with Baxter Healthcare Corporation, part of Baxter International, Inc (Baxter). This involved a number of agreements, including Baxter taking an equity stake in Acambis and a manufacturing agreement. Since then, the relationship has expanded into other important areas, including the smallpox vaccine supply contracts and development of a next-generation smallpox vaccine, Modified Vaccinia Ankara (MVA), under a contract with the US National Institute of Allergy and Infectious Diseases (NIAID). Although Baxter no longer has a shareholding in Acambis and the manufacturing agreement was terminated in 2004, the strength of the relationship means that the two companies continue to work very closely in these other key operational areas.

     The Acambis-Baxter partnership has been awarded two NIAID contracts relating to MVA. The first, for $9.2m was awarded in February 2003 and relates to R&D work plus the manufacture of several thousand doses of MVA. The second was awarded in September 2004. It is potentially worth up to $131m. The core part of the contract requires continued clinical testing and manufacture of 500,000 doses of MVA. The US Government has an option to procure a further 2.5 million doses under the second part of the contract, which, if activated, would be worth approximately $55m.

     Acambis is developing core capabilities in-house that it considers to be critical to its long-term success. Between 2001 and 2003, it undertook the reactivation of its manufacturing facility in Canton, MA to establish a capability consistent with the very latest regulatory standards. In August 2003, the Group added a sales, marketing and distribution capability through the acquisition of Berna Products Corporation (BPC), based in Miami, FL, which sells Vivotif®, a licensed oral typhoid vaccine, in North America.

     During May 2005 Acambis acquired a lyophilisation and fill and finish facility in Rockville, MD from BioReliance Corporation. Acambis made an upfront payment of $3.0m in May 2005 with an additional $4.5m payable over a period of 12 years, until 2018. Acambis anticipates spending $4-6m on capital investment to upgrade the facility during 2005.

CAPITAL EXPENDITURE IN RECENT YEARS

During 2004, Acambis made additions of short leasehold land and buildings of £1.5m (2003 – £2.9m, 2002 – £5.0m), acquired £0.9m of laboratory and manufacturing equipment (2003 – £1.9m, 2002 – £4.5m) and £0.9m of office equipment (2003 – £1.0m, 2002 – £1.2m). Additions in 2004 were principally in the US. Additions in 2003 and 2002 were primarily in relation to the reactivation of a manufacturing facility in the US. In the period from December 31, 2004 to the end of May 2005, the Group has made additions of £0.2m for laboratory and manufacturing equipment and £nil for computer equipment. These additions were in the US. All additions in the period from 2002 have been financed using cash, and related predominantly to the cost of redeveloping and expanding areas of its US R&D facility. Additional amounts of expenditure will be incurred during 2005 to upgrade the fill and finish facility in Rockville MD, US, which was acquired in May 2005.

B     Business overview

THE VACCINE INDUSTRY

There are an estimated 200 companies operating in the vaccine arena, selling or developing around 600 products. The five major players – Sanofi Pasteur (SP), GlaxoSmithKline (GSK), Merck, Wyeth and Chiron – generated around 83% of the $8.9bn worldwide sales in 2003 1 . Other sales were shared between mid-size companies such as Acambis, Baxter Vaccines, Berna Biotech, ID Biomedical and Solvay.

     Typically, these mid-size companies, like Acambis, employ between 250 and 1,000 employees, are often investing in developing their infrastructures, including manufacturing and marketing, and tend to have varied geographical coverage. Companies such as these may sell some products and have late-stage development programmes but may not be inclined to out-license products except to gain experience or coverage that they lack.

     The need for long-term investment in R&D, considerable manufacturing capacity and capability, and the ever-increasing regulatory burden have established high barriers to entry and encouraged industry consolidation to bring the acquirer access to products, expertise or expanded geographical reach. Recent examples include ID Biomedical’s acquisition of Shire’s vaccine business, Chiron’s acquisition of PowderJect and Berna Biotech’s acquisition of Rhein Biotech.

     Although the majority of sales today are for paediatric vaccines, elective vaccination of adolescents, adults and the elderly is gaining profile. Target markets include vaccines for diseases associated with pregnancy, sexual contact, drug use and hospital-acquired infections, as well as the more well-known travel/military vaccination markets, biodefence vaccines and the high-profile influenza market.

     The infectious disease arena and, in particular, infectious disease vaccines offer major opportunities for companies such as Acambis. Through factors such as an increased emphasis on preventative medicine in Western countries, emergence of new diseases, continued growth in travel to endemic regions and concerns about the threat of viruses and bacteria being used as biological weapons, vaccines are now recognised internationally as a critical part of health management strategies. Vaccines, which are Acambis’ focus, continue to represent the fastest-growing infectious disease sector, with a compound annual growth rate of almost 26% between 1999 and 20032.

[1]	Datamonitor, ‘Commercial Insight: Vaccines’, July 2004

[2]	Ibid.

ACAMBIS’ PRODUCTS

Acambis’ current revenues are principally driven by sales of ACAM2000, the lead product in its smallpox vaccine franchise, which, unusually, is being sold to governments even while it undergoes clinical testing. Additional revenues come from sales in North America of a licensed oral typhoid vaccine, Vivotif® by its sales and distribution operation, BPC.

     Acambis plan to drive future revenues through sales of other products Acambis are currently developing and by acquiring additional products that are licensed or close to licensure.

     Acambis recently conducted an extensive review of its existing portfolio to analyse the potential market opportunities available for its projects. Acambis identified nine key projects that can drive its short, medium and long-term growth. Some fall into one of the two franchises Acambis are developing in smallpox biosecurity and travel vaccines, while others are stand-alone projects that represent significant opportunities Acambis believe to be worth pursuing.

     Ownership of product rights is a key strategy for Acambis because its aim to gain the maximum value from its portfolio by retaining product rights as long as possible. In some cases – such as the travel vaccines – this could be from research to sales because Acambis already have a sales infrastructure in place through BPC. In other cases, such as C. difficile, Acambis plan to take the vaccine through to licensure and then to seek either a partner or a distributor to sell the product.

ACAMBIS’ OPERATIONS

As part of its strategy to hold onto product rights, Acambis have put in place key operations required to develop, test, manufacture and sell a vaccine. Acambis’ headquarters are based in Cambridge, UK where, in addition to head office functions, Acambis have a clinical and regulatory team, and business development and sales and marketing departments. Acambis’ principal research and development operation is located in Cambridge, Massachusetts, US. Acambis’ bulk/purification manufacturing facility is in Canton, Massachusetts, US, together with associated functions such as quality control and quality assurance. Acambis’ fill and finish facility is based in Rockville, MD. BPC, its sales and distribution business, is based in Miami, FL, US and has an office in Toronto, Canada.

     The acquisition of the fill and finish facility in 2005 fits with Acambis’ strategy of creating a complete internal supply chain with the object of enabling it to take a vaccine from development to market.

ACAMBIS’ MARKETS

The majority of Acambis’ revenues today come from sales of its investigational smallpox vaccine to governments, with the US Government being its principal customer.

     As Acambis is currently a relatively small company, it has selected its target markets carefully. Acambis’ main focus initially is the US as this is the single largest vaccine market and many of its products can be sold through BPC, either exclusively or possibly as one of a number of channels. In other markets, Acambis will look to find a partner with established systems for distribution of vaccines, such as pharmaceutical companies or supranational organisations.

THE REGULATORY ENVIRONMENT

The process to gain a licence to sell a vaccine takes a long time and requires a significant amount of investment. An application for licensure of a vaccine requires a vast amount of data from the results of clinical and pre-clinical testing and about the manufacturing process, and the standards expected of an approvable product are ever increasing. With Acambis’ primary focus being on the US, the regulatory authority that oversees much of its work is the FDA. However, licensure of its vaccines will often also be sought from other regulatory authorities, such as the European Medicines Agency (EMA).

STRATEGY

Acambis aims to become a fully integrated biopharmaceutical company, targeting infectious diseases. It has identified four key components to deliver that goal:

-	Exploit the smallpox franchise to the full

-	Drive the development of new products

-	Develop and leverage core capabilities

-	Improve the predictability of the revenue stream

EXPLOITING THE SMALLPOX FRANCHISE TO THE FULL

Much of Acambis’ recent success has come from government contracts for its new, investigational smallpox vaccine, ACAM2000. Governments and other bodies are keen to ensure that they are prepared for potential smallpox outbreaks. Acambis is at the forefront of helping governments to meet that need.

Acambis has positioned itself to gain maximum benefit from the smallpox biodefence opportunity, which offers the possibility for both profitable, short-term revenues from government stockpiling contracts and sustainable revenues from ongoing ‘warm-base’ manufacturing (that is, contractual arrangements to keep immediate manufacturing capability available and to use this capability to fill product orders) and stockpile maintenance contracts.

DRIVING THE DEVELOPMENT OF NEW PRODUCTS

A clear benefit to Acambis of the smallpox franchise is that it generates cash for it to invest in the product development pipeline, which is the main driver of medium- to long-term value and growth. It maintains a balanced pipeline of early-, mid- and late-stage programmes to maximise its probability of success. The products it has in development reflect key areas of expansion within the vaccine industry, including biodefence, travel, emerging diseases and those individuals, such as the elderly, whose weaker immune systems put them at greater risk of suffering severe effects from an infection.

DEVELOPING AND LEVERAGING CORE CAPABILITIES

Acambis is continuing to build its core capabilities. It has built significant clinical development and regulatory expertise, plus manufacturing capacity and the requisite Quality Assurance/Quality Control (QA/QC) expertise to oversee product development and manufacture. It also has a US travel vaccine sales, marketing and distribution infrastructure. In May 2005, Acambis announced that it had acquired a fill and finish facility in the US.

     These core capabilities, together with its balance sheet strength, enable Acambis to increase the retained value of its product pipeline by investing in and conducting product development itself and, wherever possible, manufacturing products in-house and marketing them. Where it is able to use its own resources, Acambis can gain greater control over its operations and also retain a greater proportion of a product’s profit margin than if it out-licensed it to a pharmaceutical company, contracted third-party manufacture or used a distributor to market and/or sell it.

IMPROVING THE PREDICTABILITY OF ACAMBIS’ REVENUE STREAM

Whilst bidding for government contracts remains a major part of Acambis’ business, its revenues will continue to be volatile and unpredictable. Clearly, it wants to maximise those revenue streams, but it also wants to develop predictable revenues from sustainable business. As its existing pipeline is not expected to make a substantial contribution to revenues before 2008, at the earliest, it is seeking to leverage its strengths to bring in additional projects and revenues through in-licensing, partnering or acquisition.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements contained within this Form 20-F have been prepared in accordance with UK GAAP. A reconciliation to US GAAP is set out in note 32 in Item 17. The principal differences between UK GAAP and US GAAP accounting arise on revenue recognition timing differences (which resulted in lower revenue being recorded under US GAAP in 2002 which reversed partially in 2003 and 2004, with the remainder expected to reverse during 2005 and 2006), accounting for share options, deferred tax, the treatment of goodwill and the acquisition of BPC. These differences are described within note 32 within Item 17.

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

TURNOVER

The Group’s turnover comprises product sales, licence fees, contract research fees and milestone payments. One customer, the US Centres for Disease Control and Prevention (CDC), accounted for 84%, 88% and 95% of Group turnover in 2004, 2003 and 2002 respectively. The Directors are of the opinion that the Group has only one class of business.

     The geographical analysis of turnover under UK GAAP by origin and customer location, profit/(loss) on ordinary activities before taxation and net assets/(liabilities) is set out below:

	Europe			North America

		Restated	Restated		Restated	Restated
	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Turnover by customer location	8.9	14.1	0.8	76.6	155.0	78.9
Turnover by origin	8.5	14.1	0.8	77.0	155.0	78.9
Profit/(loss) on ordinary activities before taxation	31.5	(0.7)	(2.7)	(5.3)	40.3	12.3
Net assets/(liabilities)	105.9	80.1	52.4	0.1	6.4	(7.3)

Net assets and profit/(loss) on ordinary activities have been restated under UK GAAP purely on adoption of UITF 38 and UITF 17, as noted in Item 17. In 2004, sales to Europe represented 10% and sales to North America represented 90% of total sales.

     Profit on ordinary activities before taxation in 2004 includes net income from exceptional items of £7.6m (see note 4 within Item 17) (2003 — charge of £7.4m, 2002 – charge of £nil), of which £1.8m (2003 – charge of £5.3m, 2002 – charge of £nil is included within Europe and £5.8m (2003 – charge of £2.1m, 2002 – charge of £nil) is included within North America.

EMPLOYEES

At December 31, 2004, Group headcount had reduced to 270 (2003 – 320, 2002 – 274). The decrease seen in 2004 was a result of the closure of the UK Research department, announced in January 2004, following the decision to consolidate Acambis’ research operations in the US.

ADR SPLIT

In February 2004, Acambis undertook a change in the ratio of its NASDAQ-listed ADRs, which has had the effect of bringing the price of its ADR more in line with the prices of peer group companies.

     Since listing on NASDAQ in February 2001 until December 2003, Acambis’ ADR price had risen from approximately $18 to around $60. To ensure continued accessibility for both institutional and private investors in the US, Acambis took the decision to change the ADR ratio from one ADR for 10 ordinary shares to one ADR for two ordinary shares. All ADR holders on the register as at February 20, 2004 were issued on February 23, 2004 with four additional ADRs for each one held.

C     Organisational structure

SUBSIDIARY UNDERTAKINGS at December 31, 2004
Company name	Main business	Country of incorporation	Parent company	% owned

Acambis Research Limited	Corporate administration and sales	England and Wales	Acambis plc	100%
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100%
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100%
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100%

These subsidiaries are all consolidated into the Group accounts.

The cost of the investments in the subsidiary undertakings in the books of the Company is as follows:

Cost and Net book value at December 31	2004	2003

	£m	£m

	15.0	15.0

D     Property, plant and equipment

DESCRIPTION OF PROPERTY

The following table summarises the premises that Acambis currently leases:

Location	Use	Approximate area	Lease dated	Lease term

Peterhouse Technology Park, Cambridge, UK	R&D/office	30,000 sq ft	December 1998	25 years
Cambridge, MA, USA	R&D/office	53,000 sq ft	January 1996	10 years
Canton MA, USA	Manufacturing	47,000 sq ft	December 2001	5 years
Canton MA, USA	Office/warehousing	27,000 sq ft	April 2002	5 years
Coral Gables FL, USA	Office	11,000 sq ft	August 2003	34 months
Toronto, Canada	Office	6,000 sq ft	June 2005	3 years
Rockville MD. USA	Fill & Finish Facility	58,000 sq ft	May 2005	12 years

In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until September 2004 with an option to extend until November 2004. Medivir terminated the sub-lease in September 2004. During 2004, Medivir contributed £0.2m (2003 – £0.3m, 2002 – £0.3m) in operating lease rentals relating to land and buildings.

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

OVERVIEW OF 2004

With good news and progress in some areas and disappointments in others, 2004 was a year of mixed fortunes for Acambis. Much attention was directed during the year to its high-profile ACAM2000 investigational smallpox vaccine project as it faced not only a five month-long clinical hold on its two Phase III trials but also the US Government’s unexpected decision not to place an anticipated order for a further 26.5 million doses.

     However, the clinical hold on ACAM2000 was lifted in September 2004 and Acambis is working towards submitting a Biologics License Application (BLA) to the FDA during 2005, under the fast-track status it was granted at the end of 2004. Acambis also succeeded in winning ACAM2000 contracts with three other governments during 2004 and has submitted a proposal to the US Government to provide it with an ongoing production readiness capability, known as ‘warm-base’ manufacturing.

     Acambis was delighted to be awarded in September 2004 a second US Government contract for development and manufacture of its MVA attenuated smallpox vaccine, which also received fast-track status from the FDA during the year. This second contract, potentially worth up to $131m, ensures that Acambis continues to be very well positioned to bid for future US Government stockpiling contracts.

     It also became the first company to report results from a human clinical trial of a West Nile vaccine candidate with the publication of data from the first cohort of a Phase I trial in 2004, followed by the full results in May 2005. In addition, based on the data from its Phase I trial, the ChimeriVax-Dengue vaccine is advancing to the next stage of clinical development.

     On the management front, following his appointment as Chief Executive Officer in February 2004, Gordon Cameron is providing strong leadership in driving forward Acambis’ strategy and operations. Together with David Lawrence, who joined as Chief Financial Officer from Chiron Vaccines in August 2004, and Chief Scientific Officer, Tom Monath, Acambis’ team of Executive Directors represents a strong combination of diverse knowledge and experience, and is well equipped to manage the Group’s next phase of growth.

SMALLPOX FRANCHISE UPDATE

ACAM2000

Preparations for the possibility of a smallpox outbreak continue to have a high profile internationally. In November 2004, the World Health Organisation (WHO) published a report on smallpox (WHO EB115/36; December 23, 2004) that was accepted by the World Health Assembly at its meeting in May 2005. In it, the WHO highlighted that ‘timely administration of vaccine according to well-established epidemiological principles has historically been effective in rapidly containing smallpox outbreaks. Vaccine stocks currently held by countries are, however, unevenly distributed and of uncertain quality’. The report outlined plans for a five million-dose vaccine stockpile to be held by the WHO in Geneva and for a ‘virtual’ stockpile of up to 200 million doses that countries pledge to make available to the WHO in the event of an outbreak. It also supports the concept of maintaining ‘standby capacity’, i.e., warm-base manufacturing, in at least two countries around the world.

     The US Government continues to take the lead in preparations. Although Acambis were disappointed that the US CDC did not place an additional order of 26.5 million doses of ACAM2000, Acambis are confident that the US Government remains committed to smallpox preparedness.

     Acambis has submitted a proposal to the CDC for Acambis to provide the US Government with an ongoing warm-base manufacturing capability. It proposes that this activity commence in 2005 and continue for several years thereafter. Acambis awaits a final decision on its proposal from the CDC.

     Since the lifting of the clinical hold on ACAM2000 in September, which had been placed on the Phase III trials in April 2004 by the FDA following identification of a small number of cases of the heart-related condition myocarditis, Acambis have been closing out the trials and analysing the safety and efficacy data. Acambis are planning to file the BLA with the FDA in the second half of 2005 and hope to have a decision on its application during 2006. Cost savings associated with closing the trials early had a positive effect on the gross margin for this fixed-price contract.

     Acambis believes that if ACAM2000 is approved by the FDA, licensure could be instrumental in achieving further sales to other governments. In 2004, Acamnis’ share of sales to other governments generated £6m in revenue to Acambis and Acambis are confident that, based on an assessment of discussions currently ongoing, it will be able to achieve at least a similar level of sales in 2005. Since the beginning of 2005, Acambis has already completed one further government contract.

Vaccinia immune globulin (VIG)

During 2004, the Group received its first government order for Cangene’s C-VIG and is in discussions with a number of other governments. As a treatment for adverse reactions to smallpox vaccination, VIG is recommended for any government stockpiling smallpox vaccines. Acambis acts as Cangene’s agent outside North America and Israel. In May 2005, C-VIG was licensed by the FDA.

Modified Vaccinia Ankara

Acambis is currently evaluating MVA, an attenuated smallpox vaccine, in human clinical trials under a US Investigational New Drug (IND) application. The clinical trials are being conducted to assess whether MVA is safe and effective for use by the proportion of the population for whom standard smallpox vaccines are contraindicated. In the US, this represents up to 20% of the population.

     In September 2004, Acambis was one of two companies to win a second US Government contract, for the development and manufacture of its investigational MVA vaccine from the NIAID, part of the US National Institutes of Health (NIH). The Group is co-developing its MVA3000 vaccine candidate with Baxter Healthcare (Baxter). This contract is potentially worth up to $131m.

     Under the principal part of this contract, worth approximately $76m, Acambis is conducting a series of clinical trials and demonstrating its ability to scale up production processes by delivering 500,000 doses of vaccine. The second part of the contract, which is an option awardable at the discretion of the NIAID, would be worth approximately $55m and require delivery of a further 2.5 million doses of MVA3000. Work is progressing under the principal part of the contract and, with the clinical testing program, will continue through 2007, with the majority of the work being conducted during 2005 and 2006.

     In April 2005, Acambis published results from a Phase I trial of MVA3000. The trial was designed to test the safety, tolerability and immunogenicity of MVA3000 in 88 healthy adult subjects who had not previously been vaccinated against smallpox. A comparator group of 22 subjects received a placebo. The data show that, after two doses were administered at the highest dose level, 97% of the subjects developed vaccinia virus-specific antibodies by the ELISA assay and 82% developed vaccinia-neutralising antibodies. No unexpected or serious adverse events were reported.

     Successful performance under the US Government contracts is critical to establishing a strong competitive position when bidding for the larger stockpiling contract that the US Government has indicated it intends to issue under Project Bioshield, which was signed into law in July 2004. In May 2005, the US Government issued for industry comment a draft Request for Proposals for procurement of 10 to 20 million doses of MVA, with an option to procure up to 60 million doses thereafter. Acambis remains confident that, together with its partner, Baxter, it is in a strong competitive position in bidding for the contract.

TRAVEL VACCINE FRANCHISE UPDATE

     In its first full year as an Acambis subsidiary, BPC performed extremely well, with its sales of the oral typhoid vaccine, Vivotif®, well ahead of the previous years. Furthermore, sales in 2005 to date are ahead of the equivalent period in 2004.

CLINICAL DEVELOPMENT UPDATE

ARILVAXTM

The Group has US marketing rights to this yellow fever vaccine from its owner and manufacturer, Chiron Vaccines. Having completed all clinical trials required to apply for licensure of ARILVAXTM in the US, Acambis submitted a BLA to the FDA in December 2003. However, it withdrew the application in February 2004 because Chiron Vaccines had indicated the requisite Pre-Approval Inspection by the FDA of its manufacturing facility would not be possible within the 10-month BLA review timeframe. Following a project review, Acambis will not now be in a position to resubmit the BLA within the previously indicated timescale of the first half of 2005. At this stage, it is premature to indicate when or indeed if the resubmission will take place. The revised timelines and regulatory strategy are the subject of discussion between the companies.

ChimeriVax-JE

Japanese encephalitis (JE) is a mosquito-borne viral disease that affects much of Asia and parts of Australia. According to the WHO, 50,000 human cases of JE are reported annually in Asia, resulting in 15,000 deaths, although the true incidence is probably higher as surveillance and reporting rates are poor WHO Initiative for Vaccine Research.

     ChimeriVax-JE is the most advanced of the vaccines Acambis are developing based on its proprietary ChimeriVaxTM technology. JE vaccines have been available for many years but the WHO Initiative for Vaccine Research has recognised a need for development of a second-generation JE vaccine that is safer, requires fewer doses and can be used more readily in developing countries. The major markets for ChimeriVax-JE would be endemic populations and travellers/military personnel from overseas who are visiting endemic regions.

     The clinical phase of the ‘bridging’ trial that the Group is conducting is now complete and serological analysis is underway. This follows the strategic decision in 2003 to bring commercial-scale manufacture of ChimeriVax-JE in-house and to finalise scale-up of the manufacturing process to optimise a stable, freeze-dried formulation prior to undertaking Phase III clinical testing. The bridging trial aims to confirm that the new material has a clinical profile similar to that seen in previous trials of the vaccine. Once complete, Acambis plans to initiate Phase III trials in the second half of 2005.

ChimeriVax-West Nile

West Nile, which is a mosquito-borne virus closely related to JE, is causing particular problems in the US where it was first identified in 1999. Since then, there have been more than 16,000 cases and 650 deaths related to West Nile virus, according to CDC data.

     Results from a Phase I trial of ChimeriVax-West Nile were announced in May 2005. In the 80-subject safety and immunogenicity trial, 45 subjects received one of two dose levels of ChimeriVax-West Nile, 30 subjects received placebo and five subjects received a licensed yellow fever vaccine control. Of the subjects who received ChimeriVax-West Nile, 96% developed West Nile-neutralising antibodies at the higher dose and 100% at the lower dose. As previously reported, a serious adverse event was noted in the form of an elevation of the enzyme creatine phosphokinase, which Acambis believes was caused by strenuous exercise. A paper on this subject was recently published in Human Vaccines (1:1, Jan-Feb 2005). There was no notable difference in the incidence of treatment-related reactions between the three groups.

     Acambis is manufacturing ChimeriVax-West Nile clinical trial material at its Canton manufacturing facility and plans to initiate the next trial in the second half of 2005.

ChimeriVax-Dengue

Dengue is a mosquito-borne viral infection that, in recent years, has become a major health concern. The WHO estimates that there are approximately 50 million dengue infections each year and that more than 500,000 cases of the more severe form of the disease, dengue haemorrhagic fever, require hospitalisation each year. As there are four distinct dengue virus serotypes, a successful vaccine will need to protect against all four.

     Rights to Acambis’ tetravalent (four-component) ChimeriVax-Dengue vaccine are licensed to SP, which fully funds the development program. Acambis is entitled to milestone payments and a royalty on any sales. Preliminary safety data are available from a Phase I trial of this tetravalent vaccine. SP is expected to publish the data when comprehensive validated Phase I safety and immunogenicity data are available. As planned in the license agreement between Acambis and SP, responsibility for manufacturing and for further clinical testing is with SP. SP is proceeding to the next phase of clinical trials and is engaged in industrial scale-up of the product. Acambis will continue to be involved in the program through to licensure of the product as part of a joint steering committee.

C. difficile

Clostridium difficile (C. difficile) bacteria are often found in institutional settings such as hospitals and nursing homes. Treatment with antibiotics can permit these bacteria to over-populate the colon and cause C. difficile-associated diarrhoea (CDAD) by releasing two toxins. CDAD can be recurrent and life-threatening.

     The vaccine the Group is developing aims to stop the recurrence of CDAD, which occurs in approximately one in five CDAD patients after standard treatment. However, the rising incidence and severity of this infection may also justify clinical development towards a primary prevention indication. Acambis has previously conducted Phase I trials of its vaccine but discontinued these when it found that the vaccine lot in use was losing its potency four years after manufacture. It has recently completed the development of a new, more robust and scaleable in-house manufacturing process. It is now returning to clinical testing with two Phase I trials planned to commence during 2005.

BUSINESS DEVELOPMENT UPDATE

As part of the Group’s efforts to develop a more predictable revenue stream, Acambis are pursuing opportunities to acquire, in-license or co-market products. It is particularly interested in revenue-generating products that can be sold through BPC, where these can be channelled through the existing infrastructure at marginal cost. It is also looking to leverage its clinical and regulatory expertise and manufacturing infrastructure to partner in projects with companies that are seeking to benefit from such capabilities or experience.

     The Board believes that the Group has the balance sheet strength, particularly from its cash and short-term investments balance of more than £100m at December 31, 2004, to give it considerable flexibility in pursuing such opportunities.

OUTLOOK

In the Board’s view, 2005 is a year of investment aimed at driving the Group’s product pipeline forward, further building Acambis’ core capabilities and seeking to exploit opportunities to expand the business.

     Though Acambis has been a profitable company since 2002, the Group anticipates that the expected decline in revenues from its ACAM2000 US Government contract, coupled with the level of investment required to develop its product pipeline, may mean that it needs to make a choice between remaining profitable in the short-term and making the required R&D investment. Given that choice, the Board believes it is appropriate that the Group should invest in the products for the long-term value they can generate.

     Acambis has clear goals of building a fully integrated business and maximising its revenue-generating opportunities to enable it to drive forward and expand the product portfolio. With its new management team in place, the Group is confident that, during 2005, it will make good progress towards its aim of establishing Acambis as one of the leading players in a new generation of vaccine companies.

BAXTER

Acambis had a commercial agreement with Baxter to manufacture components of its bacterial vaccines at its Canton manufacturing facility. In May 2004, Acambis announced that it had reached an amicable agreement with Baxter on the terms for mutual termination of this Canton manufacturing agreement. This agreement dated from December 2000 and required Acambis to manufacture components of Baxter’s bacterial vaccines. As Baxter no longer required this service, it agreed to pay Acambis an unconditional payment of $19m as compensation for termination of the agreement. The first $9m was received in May 2004, the second payment of $5m was received in January 2005 and the final payment of $5m is due in January 2006.

     What is most important to Acambis is that neither of these changes with Baxter impacts its most important commercial associations, which relate to its ACAM2000 smallpox vaccine, the MVA project and the use of Baxter’s serum-free vero cell technology to make its ChimeriVax™ vaccines. These collaborations are important to both companies and Acambis continues to enjoy a very close and co-operative working relationship with Baxter.

IMPORTANT INFORMATION REGARDING THE FINANCIAL POSITION OF ACAMBIS

The review of trading results set out below should be read in conjuction with the risk factors noted in Item 3, on the understanding that the following uncertainties exist in the Group’s business:

•	Acambis has not yet completed the full clinical development and subsequent registration of any product candidate.

•	Acambis has a major contract with the US Government relating to manufacture of a smallpox vaccine and continuing the process of taking that investigational product through to licensure. The costs associated with this programme and revenue recognition from it will have a material impact on Acambis’ financial results until the product is approved.

•	Acambis conducts a substantial part of its business outside the UK and is, therefore, subject to fluctuations in the exchange rate with other currencies, particularly the US dollar.

•	Acambis has two manufacturing facilities, both located in the US. The first in Canton, MA comprises bulk/purification capacity and the second in Rockville, MD comprises lyophilisation and fill and finish operations currently sufficient for clinical trial scale material. The loss of either facility may have a material adverse impact on Acambis’ financial results.

The following four major risks have been identified as those most pertinent to Acambis in 2005.

SMALLPOX FRANCHISE

Acambis aim to win a significant stockpiling contract under the US government’s MVA procurement process, which could have a significant impact on its short-term earnings profile. There is a risk that such procurement is for fewer doses, generates less revenue or materialises later than anticipated, or that a contract is not awarded to Acambis at all.

REVENUE

Acambis anticipate agreeing a warm-base manufacturing contract for ACAM2000 vaccine production with the US Government during 2005. The risks are that this is delayed, is of less commercial value than anticipated or does not materialise. Acambis currently remain heavily reliant on the smallpox franchise for a recurrent revenue stream.

OPERATIONS

During 2004, Acambis undertook a company-wide review of its strategic and operational management processes and identified changes that need to be made as it continued a transition from an R&D organisation into a fully integrated biopharmaceutical company. There is a risk that the structural changes that have been implemented are not successfully integrated.

PIPELINE

The Acambis product development pipeline continues to be a major driver of medium-and-long-term value. There is a risk that there might be no or insufficient reward in marketing these products, that one or more of them fails in development or clinical trails, that development delays threaten first-to-market advantage or that increasing costs negatively impact potential returns.

RESULTS OF OPERATIONS

The information contained below covers the results prepared under UK GAAP for the year ended December 31, 2004 compared to the prior year ended December 31, 2003.

2004 year versus 2003

TRADING RESULTS

REVENUES

Revenue for the year was £85.5m (2003 – £169.1m). As in 2003, the main sources of revenue were the fixed-price 155 million-dose ACAM2000 contract with the CDC and its order for an additional 27.5 million doses of the vaccine. The reduction compared with 2003 reflects the fact that the majority of the work under the 155 million-dose contract was undertaken in 2002 and 2003. During the year, Acambis continued to record revenue from sales of ACAM2000 to other governments. Acambis has also recorded revenues from its two contracts with the NIAID in respect of its MVA programme, the second of which was awarded in September 2004, from sales of Vivotif and from SP for Acambis ChimeriVax-Dengue vaccine programme.

COST OF SALES

Cost of sales in 2004 decreased to £34.3m (2003 – £98.4m) in line with revenues. These relate to all of the above revenue except costs on the ChimeriVax-Dengue programme, which are recorded within R&D costs.

     Gross profit margin for the year increased sharply to 59.9% (2003 – 41.8%). This represents the change in the mix of revenues recorded in the two years. It was also impacted by the reassessment of costs under the 155 million-dose contract following the decision to close out the two Phase III clinical trials early and expensing of certain costs to R&D costs as the manufacturing facility was used to support proprietary vaccine development programmes.

R&D EXPENDITURE

Expenditure on R&D increased significantly in the year to £28.9m (2003 – £19.9m) as a result of the progression of projects into later stages of development and the process development and manufacturing work for R&D projects.

SALES AND MARKETING COSTS

Sales and marketing costs, which include both Acambis’ internal sales and marketing infrastructure and the BPC operation, which Acambis acquired in August 2003, were £2.7m (2003 – £1.3m). The increase principally reflects a full year of costs in 2004 associated with BPC.

ADMINISTRATIVE COSTS

Administrative costs, including amortisation of goodwill, increased to £5.1m (2003 – £4.5m) as a result of the acquisition of BPC.

EXCEPTIONAL COSTS

During the year, the Group recorded two items related to the Canton manufacturing facility. Firstly, in May, it announced that it had reached a £10.6m ($19.0m) settlement with Baxter in respect of the termination of the Canton manufacturing agreement. £10.2m of that income has been recorded as exceptional other operating income during the year. The balance of £0.4m is recorded within interest receivable and similar income to reflect the staged-payment nature of the agreement, with £0.2m recorded during 2004 and the remaining £0.2m to be recorded during 2005. The first £5.1m ($9m) due under this agreement was received in 2004 and the second instalment of £2.6m ($5m) was received in January 2005 and the third and final instalment of £2.6m ($5m) is payable in January 2006. Secondly, as a result of this agreement with Baxter, the Group also recorded during the year a non-cash impairment charge of £1.9m ($3.5m) as an exceptional administrative item, which related to certain of the fixed assets in the plant for which, as a result of terminating the agreement with Baxter, Acambis no longer had a use. The net income recorded by these two transactions was £8.3m (2003 – £nil).

     The Group recorded a further exceptional administrative item of £0.7m (2003 – £nil) associated with the restructuring of its research operations and the closure of its UK research department, announced in January 2004.

INTEREST AND OTHER NON-OPERATING INCOME/(EXPENSES)

Interest receivable increased significantly in 2004 to £4.6m (2003 – £2.1m) as a result of higher average levels of cash and interest rates throughout the period. In 2004, the Group sold its investment in Medivir AB for £0.7m, resulting in a loss of £0.1m under. Interest payable reduced marginally in 2004 to £0.9m (2003 – £1.0m), representing primarily interest payable on the lease-financing facility that was put in place for the reactivation of its manufacturing plant. During 2004, an exchange gain of £0.3m (2003 – £0.4m) was recorded as a result of the revaluation of the amounts outstanding under its US dollar-denominated debt facility for its ARILVAXTM programme.

PRE-TAX PROFIT

Pre-tax profit for 2004 was £26.2m (2003 – £39.6m). The reduction was in line with expectations, principally as a result of a lower level of activities on the ACAM2000 155 million-dose CDC contract.

EFFECTIVE TAX RATE AND TAX CHARGES

In 2004, the Group recorded a tax charge of £6.4m (2003 – £3.9m) The effective tax rate for 2004 was 24.4% (2003 – 9.8%). This is lower than previously expected as a result of more effective utilisation of Group tax losses.

CAPITAL EXPENDITURE

Capital expenditure in 2004 was lower at £3.3m (2003 – £6.0m). Expenditure during the year related predominantly to the cost of redeveloping and expanding areas of Acambis’ US R&D facility.

     The Group anticipates that $4-6m of capital expenditure will be incurred during 2005 to upgrade the fill and finish facility in Rockville MD, US, that was acquired in May 2005.

BALANCE SHEET HIGHLIGHTS

The information contained below covers the balances prepared under UK GAAP for the year ended December 31, 2004 compared to the prior year ended December 31, 2003.

i)	Cash/debtors

Cash and short-term investments of the Group at December 31, 2004 amounted to £101.8m (2003 – £125.2m). The reduction in cash during the year is a result of the working capital movement associated with the 155 million-dose CDC smallpox vaccine contract.

During the year, Debtors: amounts receivable within one year increased to £15.6m (2003 – £12.3m), principally as a result of the amount owed by Baxter for settlement of the Canton manufacturing agreement.

ii)	Inventory/creditors: amounts falling due within one year

Inventory held at December 31, 2004 amounted to £6.0m (2003 – £18.2m). The reduction seen in the year is a result of having shipped ACAM2000 vaccine doses to Acambis’ largest customer, the CDC, to complete the 155 million-dose order and fulfil the 27.5 million-dose order, and also to other governments. The balance principally represents work-in-progress and finished goods in relation to the Group’s ACAM2000 smallpox vaccine.

     Acambis’ adopted method for recognising revenue under the ACAM2000 contract with the CDC, which involves the recognition of revenue in line with the degree of completion of the contract, continues to give rise to a significant difference between invoices submitted and amounts recognised as revenue. During 2004, the amount recorded as deferred income under this contract reduced significantly to £16.5m (2003 – £49.5m) as a result of activities being completed on the contract. This is included within the total Creditors: amounts falling due within one year of £46.2m (2003 – £96.9m). The Group expects this level of creditors will reduce further during 2005 as revenues under the 155 million-dose contract continue to be recognised.

iii)	Lease financing and overdraft facilities

The Group has two US dollar-denominated financing facilities. The balance on the Canton lease-financing facility at December 31, 2004 was £9.4m (2003 – £12.6m). The reduction represents capital repaid in the period in accordance with the terms of the facility. The balance on the ARILVAXTM overdraft facility at December 31, 2004 was £3.6m (2003 – £3.9m) with the main difference being due to foreign exchange movements.

2003 year versus 2002

TRADING RESULTS

The information contained below covers the results prepared under UK GAAP for the year ended December 31, 2003 compared to the prior year ended December 31, 2002.

REVENUES

Revenue for 2003 increased significantly to £169.1m (2002 – £79.7m) and arose primarily from the 155 million-dose ACAM2000 smallpox vaccine contract with the CDC. During 2003, the Group also recorded revenue from the sales of ACAM2000 smallpox vaccine, in conjunction with its partner Baxter, to other foreign governments. In 2003, the Group recorded revenue for the first time from the NIAID in respect of the MVA contract and the first sales from Vivotif® following the acquisition of BPC in August. During the year, the Group also continued to receive revenues from Aventis Pasteur for its ChimeriVax-Dengue vaccine programme.

COST OF SALES

Cost of sales in 2003 also increased sharply to £98.4m (2002 – £49.2m), in line with revenues, and related to all of the above revenue except costs on the ChimeriVax-Dengue programme, which are recorded within R&D. All costs in relation to the manufacturing plant were expensed within cost of sales following full reactivation at the end of 2002.

     Gross profit margin increased to 41.8% in 2003 (2002 – 38.3%). This increased margin reflected the change in the mix of revenues recorded in the two years.

R&D EXPENDITURE

Expenditure on R&D increased to £19.9m (2002 – £16.5m). The increase in expenditure in 2003 was as a result of the progression of projects to later stages of development.

SALES AND MARKETING COSTS

The Group recorded costs under sales and marketing costs for the first time in 2003. Costs were £1.3m in the year (2002 – £nil), representing the internal sales and marketing infrastructure established at the end of 2002 and the relevant costs incurred by BPC from the point of acquisition of that business in August 2003.

ADMINISTRATIVE COSTS

Administrative costs under UK GAAP, including amortisation of goodwill, increased marginally to £4.5m (restated) (2002 – £4.3m restated) as a result of the acquisition of BPC and increased infrastructure costs in other areas of the business.

     In October 2003, the Group announced that it had reached a £12.0m settlement with BTG International Limited (BTG) to discharge all past and future rights, obligations and claims under a technology licence agreement originally established in 1994. Under the terms of that agreement, Acambis was required to pay 2% of its reported turnover to BTG, potentially until 2024. Of the £12.0m settlement, £4.6m related to historic amounts due under the agreement and is included in cost of sales during 2002 and 2003. The balance of £7.4m was recorded as an exceptional item against operating profit in 2003.

INTEREST AND OTHER NON-OPERATING INCOME/(EXPENSES)

Interest receivable increased significantly in 2003 to £2.1m (2002 –£0.7m) as a result of the higher levels of cash throughout the period, principally receivable from the smallpox vaccine contract with the CDC.

     In accordance with the Companies Act 1985 and UK GAAP, in 2003 the Group recorded a gain of £0.5m (2002 – loss of £0.1m) in respect of the reversal of a previous write-down of the investment held in Medivir AB. At December 31, 2003, the book value of the investment was £0.8m (2002 – £0.3m).

     Interest payable reduced marginally in 2003 to £1.0m (2002 – £1.2m), representing primarily interest payable on the lease-financing facility that exists for the reactivation of the Canton, MA, US manufacturing plant. During 2003, an exchange gain of £0.4m (2002 – £0.5m) was recorded as a result of the revaluation of the amounts outstanding under the US dollar-denominated debt facility for the ARILVAX™ programme.

PRE-TAX PROFIT

The pre-tax profit for 2003 was £39.6m (restated) (2002 – £9.6m restated), with the improvement being achieved primarily as a result of increased revenues under the smallpox vaccine programme. Pre-exceptional pre-tax profit for 2003 (excluding the £7.4m exceptional element of the BTG settlement) was £47.0m (restated) (2002 – £9.6m).

EFFECTIVE TAX RATE AND TAX CHARGES

In 2003, the Group recorded a tax charge of £3.9m (2002 – £nil). During 2002 and 2003 the majority of the Group’s historic tax losses were utilised. The effective tax rate for 2003 was 9.8% (restated) (2002 – nil).

CAPITAL EXPENDITURE

Capital expenditure in 2003 was £6.0m (2002 – £11.5m). Expenditure during the year related predominantly to the cost of redeveloping and expanding areas of Acambis’ US R&D facility. The reduction in expenditure over 2002 levels followed the completion around the end of 2002 of the reactivation of Acambis’ manufacturing plant in the US.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group’s financial statements requires it to make estimates and judgments that affect the reported amount of net assets at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Critical accounting policies are those that have a significant impact on the Group’s results and require the most difficult, subjective or complex judgments by management. For a full description of the Group’s accounting policies please refer to note 1 within Item 17 of the Group’s financial statements. Acambis’ critical accounting policies include the following:

REVENUE RECOGNITION

Revenue on long-term contracts under UK GAAP is recognised according to estimates by management of the progress of the contract and the estimated total costs. This requires that the extent of progress towards completion of contracts may be estimated with reasonable certainty. Revisions in these estimates may cause the Group’s revenues to fluctuate from period to period.

     The Group’s US GAAP revenue recognition accounting policy for multiple-element arrangements, which is described more fully in note 32 within Item 17, requires the determination of the fair value of the individual elements of multiple-element arrangements and the allocation of the total contract value amongst the elements identified using the relative fair value method as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21 ‘Accounting for Revenue Arrangements with Multiple Deliveries’. Under the Group’s UK GAAP accounting policy, contracts are accounted for as long-term contracts and are only segmented into multiple elements where this is required by Financial Reporting Standard (FRS) 5, for example where the Group is capable of attributing a reliable fair value to each element by reference to individual transactions (which might be the case, for instance, where separate tenders were submitted for each element). The Group, therefore, makes significant judgments in determining whether a particular multiple-element arrangement is capable of segmentation under the requirements of UK and US GAAP. Where, under US GAAP, segmentation is required, significant assumptions are made in selecting appropriate similar contracts to provide evidence of the fair value of the individual elements. Changes in estimates of fair value of elements in an arrangement would have a significant impact on the timing of revenue recognition.

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

VALUATION OF LONG-LIVED ASSETS AND GOODWILL

Depreciation and amortisation rates are determined based on management estimates of the expected useful economic lives of the assets concerned. The most appropriate life is determined separately for each asset on acquisition, subject to prescribed ranges of asset lives, as disclosed in note 1 within Item 17 to the financial statements. Changes to the useful lives selected could have a material impact on the Group’s net profit.

     The Group assesses the carrying value of long-lived assets and goodwill whenever events or changes in circumstances indicate that such carrying value may not be recoverable, as required by applicable accounting standards. When the Group determines that the carrying value of long-lived assets and goodwill may not be recoverable, Acambis base any impairment on a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in its current business model. This review is based upon Acambis’ projections of anticipated timing and amount of future cash flows and appropriate discount rates. While the Group believes that its assumptions are appropriate, such estimates and assumptions could differ materially from actual results and accordingly result in a material impact on the carrying value of long-lived assets and goodwill.

DEFERRED TAX

Provision is made for all deferred tax assets and liabilities when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded as recoverable, and this determination requires significant management judgement. Deferred tax assets and liabilities are not discounted.

INVENTORY

Inventory is stated at the lower of cost and net realisable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving or defective inventory on the basis of management’s best estimates and judgements.

B     Liquidity and capital resources

The Group had aggregate cash and liquid resources of £101.8m at December 31, 2004 (2003 – £125.2m), a decrease of £23.4m since the start of the year (2003 – increase of £113.4m). During 2004, Acambis received £1.9m (2003 – £8.9m) primarily being attributable to the issue of new shares to satisfy share option exercises. Cash outflow from operations during the year was £19.5m (cash inflow 2003 – £119.1m).

     During 2004, Acambis made additions of short leasehold land and buildings of £1.5m (2003 – £2.9m), acquired £0.9m of laboratory and manufacturing equipment (2003 – £1.9m) and £0.9m of office equipment (2003 – £1.0m).

     From incorporation through to December 31, 2004, Acambis has financed its operations primarily from equity issuances totalling £96.1m, licence fees and milestone payments totalling £3.3m, R&D contract fees and sales of product totalling £356m and government grants totalling £4.7m. At December 31, 2004, Acambis held investments in Acambis ordinary shares through Acambis’ Employee Share Ownership Trust (market value at December 31, 2004 of £0.2m, 2003 – £1.8m).

     At December 31, 2004, the balance on the ARILVAXTM overdraft facility was £3.6m ($7m) (2003 – £3.9m). At December 31, 2004, the Group did not have any undrawn borrowing facilities in respect of this overdraft facility (2003 – £nil). Given certain circumstances, this facility, which is fully described in note 20 within Item 17, ‘Evans Vaccines agreement’, may be repayable within one year. In December 2001, the Group secured lease financing for up to $40m (approximately £21m) with Baxter in respect of its Canton, MA, US manufacturing facility. At December 31, 2004, the Group had an outstanding liability of £9.9m under this financing facility (2003 – £12.6m). At December 31, 2004, the Group had $15.8m (approximately £8.2m) undrawn borrowing facilities in respect of this financing facility (2003 – £9.8m). The repayment terms of this facility are described in note 23 within Item 17.

     The Group does not have any other financial liabilities.

     At the end of the year, capital commitments contracted but not provided for were £0.2m (2003 – £0.2m, 2002 – £0.1m).

     Acambis’ future capital requirements will depend on many factors, including, but not limited to, the expenditure required to maintain the manufacturing facility, the progress of R&D programmes, pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in its existing research relationships, ability to establish collaborative arrangements, receipt of any licence fees and royalties, the acquisition of additional facilities and capital expenditure.

     As a result of the award of the US Government smallpox vaccine contract in November 2001, Acambis believe that there will be sufficient cash to fund its operations through 2005. Changes in R&D plans or other events affecting its operations, however, may result in accelerated or unexpected expenditures. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result and future investors may be granted rights superior to those of existing shareholders.

C     Research and development, patents and licences, etc.

RETAINING PRODUCT RIGHTS

The Group’s strong financial position, with cash and short-term investments totalling £101.8m at the end of 2004, gives it the flexibility to invest in its own pipeline up to a later stage of development, thereby retaining the maximum value of the products within the Company. It also enables the Group to drive development of its projects as rapidly as possible through to licensure and to manufacture and sell the products itself where practicable.

ACQUIRING OR IN-LICENSING ADDITIONAL PRODUCTS

The Group strong financial position also enables it to acquire or in-license additional products. Acambis is actively pursuing a number of opportunities, with its primary interest being marketed or late-stage products, particularly ones that could be channelled through BPC.

See also Item 10C for material contracts, and Item 7 for information on related party transactions. Contractual obligations under lease commitments are outlined in note 23 (within ‘financial liabilities’) and note 29 within Item 17.

D     Trend information

During 2004 Acambis continued to record sales of ACAM2000 smallpox vaccine to the US CDC under the 155-million dose contract. Revenue was also recorded for sales of smallpox vaccine to non-US governments and revenue in respect of the MVA contract with the NIAID, which were both new revenue streams in 2003.

     In early 2004, Acambis conducted a portfolio review of its products, based on an extensive assessment of the market potential, Acambis identified nine key high-value vaccine projects that it plans to pursue. These products are either already licensed, well advanced in clinical development or represent significant market opportunities, such as vaccines for West Nile, dengue or C. difficile. The review enabled Acambis to identify these key projects as the areas in which to direct its resources in a highly focused, well-targeted way that should drive development timelines as rapidly as possible.

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

E     Off balance sheet arrangements

The Group leases its property and certain equipment under non-cancellable operating agreements, which expire at various dates until 2023. The future amounts payable under current lease commitments at December 31, 2004 were as follows:

Total
£m

2005	1.7
2006	1.1
2007	0.7
2008	0.7
2009	0.6
Thereafter	7.8

Total	12.6

F     Tabular disclosure of contractual obligations

The minimum annual rentals payable by the Group under non-cancellable operating leases are as follows:

	Land and buildings		Plant and machinery

	2004	2003	2004	2003
	£m	£m	£m	£m

Operating leases which expire:
In one to two years	1.0	–	–	–
Within two to five years	0.1	1.2	–	0.1
After more than five years	0.6	0.5	–	–

	1.7	1.7	–	0.1

In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) in respect of 50% of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, with only 45% of the facility being rented to Medivir from that point. Medivir terminated the sub-lease in September 2004. During 2004, Medivir contributed £0.2m (2003 – £0.3m, 2002 – £0.3m) in operating lease rentals relating to land and buildings.

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

Alan Smith, 60, a member of the Chartered Institute of Public Finance and Accountancy, joined the Board of Acambis on November 3, 1995 as a Non-executive Director and was appointed non-executive Chairman on May 20, 1999. On appointment, Alan met the criteria for independence under the 2003 Combined Code for Non-executive Directors, however the test of independence is not appropriate in relation to the role of Chairman to which he was subsequently appointed. He is Chairman of the Nominations Committee. He was Group Managing Director of Anglian Water plc until December 1997 and is currently Chairman of Avlar Bioventures Limited and a Non-executive Director of CeNeS Pharmaceuticals Plc.

2	GORDON CAMERON OBE, CHIEF EXECUTIVE OFFICER (CEO)

Gordon Cameron, 39, was appointed CEO on February 23, 2004. He was originally appointed to the Board on March 1, 1997 as CFO (formerly Finance Director), having joined Acambis in 1996 from the corporate finance department at N M Rothschild where he had advised Acambis on its listing on the LSE. From March 31, 2001 until his appointment as CEO, Gordon was additionally President of Acambis’ US division, Acambis Inc., and he also served as Company Secretary for the Group from February 28, 1998 until July 1, 2002. In 2004, he was appointed an Officer of the Order of the British Empire for services to the British biotechnology industry in the US.

     Gordon was instrumental in Acambis winning the major smallpox vaccine supply and R&D contract with the US Government and oversaw a successful programme to reactivate Acambis’ vaccine manufacturing facility in Canton, MA. He combines considerable financial experience with the extensive industry knowledge he has developed during more than eight years with Acambis.

3	DAVID LAWRENCE, CHIEF FINANCIAL OFFICER (CFO)

David Lawrence, 42, was appointed to the Board on July 8, 2004 (with an official start date of August 31, 2004) from Chiron Vaccines, where he was Vice President of Finance. In his role at Chiron Vaccines, David was responsible for all aspects of finance and accounting, and also for strategic planning and business development. In particular, he played a lead role in Chiron’s acquisition of PowderJect Pharmaceuticals plc and the subsequent disposal of various non-core assets/businesses. Prior to Chiron Vaccines, the majority of David’s career had been spent with GSK, which he joined in 1988.

     David’s appointment follows the promotion of the previous CFO, Gordon Cameron, to CEO in February 2004. David brings considerable industry knowledge and strong financial and management skills to Acambis and this, coupled with the experience he has gained through playing an active role in the rapid growth of Chiron Vaccines, will be invaluable in the management of Acambis’ continued growth. His responsibilities at Acambis include overseeing the Finance function and corporate development.

4	THOMAS MONATH, CHIEF SCIENTIFIC OFFICER (CSO)

Tom Monath, 64, a qualified medical doctor, joined the Group in 1992 and was appointed to the Board as CSO on March 12, 2002. Prior to joining Acambis, he worked as Colonel and Chief of the Virology Division of the US Army Medical Research Institute of Infectious Disease. Previously, during almost 20 years as Director of the CDC’s Division of Vector-Borne Infectious Diseases, he was instrumental in building the division into a key centre for research into arthropodborne viruses such as yellow fever.

     Tom is responsible for the direction of Acambis’ programmes to develop vaccines against infectious diseases such as smallpox, JE, dengue fever and West Nile, and led the development of Acambis’ proprietary ChimeriVax technology. He served as a member of the US National Vaccine Advisory Committee. During his career, he has published more than 300 scientific papers and six books, including a seminal work on flaviviruses. Among other external positions, he is an Adjunct Professor at Harvard School of Public Health, and President of the American Society of Tropical Medicine and Hygiene.

5	RANDAL CHASE, NON-EXECUTIVE DIRECTOR

Randal Chase, 56, was appointed to the Board of Acambis as a Non-executive Director on October 1, 2004. The Board considers Randal to be an independent Non-executive Director. Most recently, he was President of Shire Biologics, until its recent sale to ID Biomedical. Previously in his career, Randal was President of North American Vaccine and President of Aventis Pasteur Canada. He has a PhD in biochemistry from the University of British Columbia. Randal is currently a Director of Medicago Inc., a privately-held Canadian biopharmaceutical company, ConjuChem Inc.,which is listed on the Toronto Stock Exchange, Bioject Medical Technologies, Inc., a needle free injection company and Director, Executive Chairman of Molecular Templates Inc., an oncology company.

6	ALAN DALBY, NON-EXECUTIVE DIRECTOR

Alan Dalby, 68, became a Non-executive Director of Acambis on May 1, 1998. He is the senior independent Non-executive Director and Chairman of the Remuneration Committee. The Board considers Alan to be an independent Non-executive Director. Alan was previously an executive director of SmithKline, a predecessor company to GSK, and retired from the role of Chairman of Reckitt Benckiser plc in 2001. He is a Director of Alteon, Inc., a US-based biotechnology company.

7	ROSS GRAHAM, NON-EXECUTIVE DIRECTOR

Ross Graham, 57, was appointed to the Board of Acambis as a Non-executive Director on March 25, 2004. The Board considers him to be an independent Non-executive Director. He is Chairman of the Audit Committee. Ross was most recently Corporate Development Director of Misys plc, which he joined as Finance Director in 1987 at the time of its flotation, and was appointed Corporate Development Director in 1998 with Board responsibility for corporate transactions and management of strategic alliances. He stepped down from Misys’ Board of Directors at the end of 2003 after more than 16 years. Prior to his career at Misys, Ross was a partner with the predecessor firm to Ernst & Young, where he qualified as a Chartered Accountant. He is also a Non-executive Director of Wolfson Microelectronics plc and Patientline plc, and non-executive Chairman of Astute Software Limited and Vecta Software Corporation Ltd.

8	MICHAEL LYTTON, NON-EXECUTIVE DIRECTOR

Michael Lytton, 48, was appointed to the Board of Acambis as a Non-executive Director on March 12, 2001. The Board considers Michael to be an independent Non-executive Director. He is a General Partner of Oxford Bioscience Partners, a US-based life sciences venture capital fund. Prior to this, he was a Partner of the Boston-based law firm of Palmer & Dodge LLP, where he represented biotechnology and healthcare clients. He holds a JD and an MSc in Epidemiology and Medical Statistics. He is a member of the Board of Alantos Pharmaceuticals AG, Decision Biomarkers, Inc., Enanta Pharmaceuticals, Inc., GPC Biotech AG, Rib-X Pharmaceuticals, Inc., Santhera Pharmaceuticals AG and Vaxlnnate Pharmaceuticals, Inc. In addition, Michael represents Oxford Bioscience Partners and has observation rights for the boards of Avco Pharmaceuticals, Inc., Concentric Medical, Inc, and NuVios Pharmaceuticals, Inc. Michael also sits on the Board of Trustees of the CBR Institute for Biomedical Research, Harvard Medical School.

9	ELIZABETH BROWN, COMPANY SECRETARY

Elizabeth Brown, 33, was appointed Company Secretary on July 1, 2002. In taking over as Company Secretary from Gordon Cameron, she has brought greater independence to this role as she does not hold a Board position. Elizabeth is a certified accountant and joined Acambis in 1996. As Vice President of Financial Management, Elizabeth is responsible for financial performance measurement, budgeting and long-term financial planning. In addition, Elizabeth has, in the last few years, overseen the development of the Group’s risk management systems.

10	NICOLAS HIGGINS, CHIEF BUSINESS OFFICER

Nick Higgins, 48, was a BSc in Biochemistry, an MSc in Biochemical Engineering and an MSc in Management of Intellectual Property. He joined Acambis in 1994 with responsibility for managing its intellectual property, became Licensing Director in 1996 and was appointed to the Board as Chief Business Officer (formerly Commercial Director) on October 3, 1996. He previously worked for Unilever, PA Consulting Group and Porton International, where his work included a biosecurity-related project. Nick was also a Non-executive Director of Intercytex Limited up until the time he was appointed their CEO in January 2005. Nick resigned from the Board on December 31, 2004.

The directors who served during 2004 were:

Executive: Gordon Cameron, Nicolas Higgins – resigned December 31, 2004, Dr Thomas Monath and David Lawrence – appointed July 8, 2004, officially joining the company on August 31, 2004.

Non-executive: Alan Smith, Alan Dalby, Michael Lytton, Ross Graham – appointed March 25, 2004, Randal Chase – appointed October 1, 2004.

The usual business address of all of the Directors is the registered office of the company, except Gordon Cameron and Dr Thomas Monath whose usual business address is that of Acambis Inc, at 38 Sidney Street, Cambridge, MA in the US.

     In accordance with the Company’s Articles of Association, Gordon Cameron and Dr Thomas Monath retired by rotation at the 2005 Annual General Meeting (AGM) and, being eligible, offered themselves for re-election. In addition David Lawrence and Dr Randal Chase, who had been appointed since the last AGM, offered themselves for election at the 2005 AGM. Each of these candidates was elected as a Director by shareholders on May 11, 2005.

B     Compensation

In accordance with the Directors’ Remuneration Report Regulations 2002, a resolution was put to the Company’s shareholders at the 2005 AGM to approve the Remuneration Committee’s report. The report was approved.

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION

Set out below are the Remuneration Committee’s compensation guidelines.

BASIC SALARY AND BENEFITS

In determining the basic salary of each Director, the Committee takes into account, and intends to take into account in respect of future financial years, the individual’s responsibilities, and pay levels are set in the light of independent assessment of market practices. Basic salaries for Executive Directors are reviewed annually and compared to salary levels in a group of comparably sized biotechnology companies. The Committee also takes into consideration percentage increases for all employees when reviewing salary increases. During the year, Mr Cameron’s base salary was reviewed to take into account his new position as CEO. For US-based Executive Directors, salary levels in companies of a similar size to Acambis Inc. are also reviewed for comparative purposes. Salary reviews take account of all responsibility changes. Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance, private telephone and the use of Group assets. In addition, Mr Cameron receives a car allowance and a benefit related to Group-provided accommodation and travel for both himself and his family during his period of assignment to the US. Mr Lawrence also receives a car allowance as well as, for a period of six months from his joining the Company, a benefit related to Group-provided accommodation. In addition, Mr Lawrence will receive a benefit relating to travel up to the point of his relocation. Mr Higgins received a car allowance until the date of his resignation from the Board.

ANNUAL BONUS

Bonuses are non-pensionable and based on a percentage of basic salary. From 2004, the maximum annual bonus was 75% of basic salary. The maximum 75% bonus level can only be achieved for significantly outperforming budgeted targets.

     Bonuses are paid at the discretion of the Committee in recognition of the Directors’ contributions to the success of the Group. Objectives are set that are considered to be both challenging and realistic. The performance metrics on which bonus payments are assessed are a mix of short-term financial, product development and business development targets. For 2004, the bonuses awarded to Executive Directors were determined following an evaluation of Group performance to agreed objectives. Following termination, any bonuses paid are at the discretion of the Committee.

     In 2003, the Committee reviewed the operation of that part of the Acambis Share Incentive Plan that permitted Directors to receive up to 50% of their annual bonus in Acambis shares and to receive one further matching share for every four shares so held, after a period of one year. As a result of that review, that aspect of the Share Incentive Plan has not been operated since the start of 2004.

PENSION SCHEME

In the UK, the Company operates a self-administered, defined contribution, Inland Revenue-approved pension scheme for the Executive Directors (including Gordon Cameron, who is currently based in the US). The Company contributes 18% of basic salary into this scheme on behalf of each Executive Director. No other benefits are pensionable. In the US, the Group offers a 401k Savings and Retirement Plan for all employees, including Executive Directors based in the US. Participants may contribute up to 15% of their annual compensation into the plan. The Company can make discretionary matching contributions, up to a maximum of 3% of basic salary. Pension costs for each Director are shown under the Directors’ Remuneration section.

     During 2005, the Committee will formally review the impact of any changes arising from the pensions legislation due to come into force in April 2006. As the Company operates defined contribution arrangements, no significant changes are envisaged but, in any event, the Committee confirms that it does not envisage the overall cost to the Company increasing.

NON-EXECUTIVE DIRECTORS’ FEES AND TERMS

The Non-executive Directors’ fees are determined, and it is intended shall be determined in future financial years, by the Board on the basis of independent advice on current levels in similar businesses. Fees are reviewed periodically. Non-executive Directors are not eligible and do not participate in pensions, incentives, bonuses or any similar payments other than out-of-pocket travel and accommodation costs in connection with the performance of their duties. Non-executive Directors’ fees comprise a basic fee plus an additional fee for chairing a committee. Consideration is given to the time commitment required of Non-executive Directors when setting their fees. Non-executive Directors’ fees are not dependent on specific meeting attendance or linked to the number of hours of time spent on Group matters. Whilst there is no set time commitment specified in Non-executive Directors’ service contracts, it is expected that they attend all relevant meetings. Non-executive Directors are entitled to their fees during any notice period.

     The Board believes that it is in the Company’s best interest for Non-executive Directors to serve a minimum three-year term before retiring by rotation. Typically, Acambis expect them to serve two three-year terms, although they may be invited to continue in office for a further period.

DIRECTORS’ REMUNERATION

The total remuneration of the Directors for the year ended December 31, 2004 (shown below) comprised salaries, benefits, bonuses, pension contributions and Non-executive Director fees. During the year, no Directors waived emoluments. The remuneration received by each Director who served during the year was as follows:

				Compensation	Total	Total	Pension	Pension
	Basic			for loss
	salary/fees	Benefits	Bonus	of office	2004	2003	2004	2003
Directors	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Executive:
Gordon Cameron[1]	315	44	64	—	423	336	57	34
David Lawrence[2]	59	12	23	—	94	—	11	—
Nicolas Higgins[3]	183	14	37	240	474	267	33	31
Dr Thomas Monath[4]	168	12	32	—	212	288	3	6
Dr John Brown[5]	—	—	—	—	—	894	—	52

Total	725	82	156	240	1,203	1,785	104	123

Non-executive:
Alan Smith	70	—	—	—	70	60	—	—
Dr Randal Chase[6]	8	—	—	—	8	—	—	—
Alan Dalby	37	—	—	—	37	28	—	—
Michael Lytton	34	—	—	—	34	28	—	—
Ross Graham[7]	29	—	—	—	29	—	—	—
Victor Schmitt[8]	—	—	—	—	—	—	—	—
Dr Geoffrey Porges[9]	—	—	—	—	—	9	—	—

Total	178				178	125		—

Total	903	82	156	240	1,381	1,910	104	123

NOTES

1	During the year, Mr Cameron received a benefit valued at £22,000 in relation to the provision by the Group of accommodation and travel whilst he is located in the US. This amount is included within benefits. Mr Cameron received some of his remuneration in dollars. The following amounts are included within the table above, translated at an average exchange rate £1: $1.832 — salary of $465,000 and benefits of $46,000.

2	Mr Lawrence was appointed to the Board on July 8, 2004. Remuneration paid to him in 2004 relates to the period from August 31, 2004 (being his employment start date) and includes a benefit valued at £8,000 in relation to provision by the Group of travel costs and accommodation. In addition, upon joining the Board, Mr Lawrence received a bonus of £11,000 to compensate him, in part, for share options lost from his previous employer. These amounts are included within benefits and bonus respectively.

3	Mr Higgins resigned from the Board on December 31, 2004. Mr Higgins received a payment of £240,000 (gross) as compensation for loss of office.

4	All of Dr Monath’s remuneration was paid in dollars and has been translated at an average exchange rate of £1: $1.832.

5	Dr Brown resigned from the Board on December 31, 2003. Amounts in 2003 represent remuneration paid up until the date of his resignation plus a payment of £449,806 (gross) as compensation for loss of office. In addition, in January 2004, Dr Brown received £359,960 in respect of a consultancy agreement for services performed during 2004.

6	Dr Chase was appointed to the Board on October 1, 2004. Amounts in 2004 represent fees from the date of his appointment.

7	Mr Graham was appointed to the Board on March 25, 2004. Amounts in 2004 represent fees from the date of his appointment.

8	Mr Schmitt resigned from the Board on January 21, 2004. Under the terms of his appointment he did not receive fees.

9	Dr Porges resigned from the Board on January 22, 2003. Amounts in 2003 represent fees paid in the period to the date of his termination.

10	Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance, private telephone and the use of Group assets. In addition, all Executive Directors, with the exception of Dr Monath, receive a car allowance.

C     Board practices

The following statement describes the main principles of corporate governance and how they have been applied by Acambis.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Acambis complied throughout 2004 with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code published in July 2003 by the Financial Reporting Council, except in those areas highlighted below.

PROGRESS MADE SINCE PUBLICATION OF THE 2003
	CODE PROVISION	ANNUAL REPORT
A	DIRECTORS

A.3.2	At least half the Board, excluding the Chairman, should comprise independent Non-Executive Directors	Not compliant for periods January 1, 2004 to March 25, 2004 or August 31, 2004 to October 1, 2004. Compliant for period between March 25, 2004 to August 31, 2004 and since the appointment of Dr Randal Chase to the board on October 1, 2004.

A.4.1	The terms of reference for the Nominations Committee should be available on the Company’s website	Whilst the terms of reference were available for inspection during the year, they were not available on Acambis’ website until late 2004.

B	REMUNERATION

B.2.1	The terms of reference for the Remuneration Committee should be available on the Company’s website	Whilst the terms of reference were available for inspection during the year, they were not available on Acambis’ website until late 2004.

	A statement on whether remuneration consultants have any other connection with the company should be available on the company’s website	Disclosure made within Item 6C Board Practices - ‘Remuneration Committee’ section. Statement available on the company’s website from early 2005.

	The remuneration committee should be comprised of independent Non-Executive Directors only	Compliant from May 11, 2004 when Alan Smith (Chairman) stood down from membership of the Remuneration Committee.

C	ACCOUNTABILITY AND AUDIT

C.3.1	The Audit Committee should be comprised of independent Non-Executive Directors only	Compliant from March 25, 2004 when Alan Smith (Chairman) stood down from membership of the Audit Committee.

C.3.3	The terms of reference for the Audit Committee should be available on the Company’s website	Whilst the terms of reference were available for inspection during the year, they were not available on Acambis’ website until late 2004.

C.3.4	Arrangements should be in place for the reporting and management of concerns raised by staff about possible financial or other improprieties	In November 2004, the Audit Committee approved a Whistleblowing Policy, which will be rolled out to the Group during 2005.

STATEMENT OF APPLYING THE PRINCIPLES OF GOOD GOVERNANCE

Acambis has applied the Principles of Good Governance set out in Section 1 of the Combined Code by complying with the Code of Best Practice, with the exception of those points reported above. Further explanation of how the principles have been applied is set out below and, in relation to Directors’ remuneration, in the ‘Components of Executive Directors Remuneration’ above.

THE BIA CODE OF BEST PRACTICE (BIA CODE)

Acambis, as a member of the BioIndustry Association (BIA), has also complied with the principles in the BIA Code and maintains and develops procedures to support compliance with its specific provisions. The BIA Code was introduced in 1999, is obligatory for all BIA members, and includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company’s shares and standards of public announcements. It is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code.

THE BOARD AND COMMITTEES

BOARD OF DIRECTORS

The Board currently comprises the Chairman, three Executive Directors and four independent Non-executive Directors. It meets, in person, at least six times a year, with additional meetings as required. The Chairman meets during the year with the Non-executive Directors without the Executive Directors being present. During 2004, the Board met eight times. It oversees and approves Acambis’ business and commercial strategy major transactions, financial statements and operating and capital expenditure budgets, and monitors progress. The information provided to the Board includes strategic and operational reviews, management accounting summaries and specific reports that provide details in respect of the ongoing running of the business. The Executive Directors are fully involved with the management of the Group’s strategic direction and exercise control at all levels. A formal schedule of matters reserved for the Board exists and is available on the Company’s website. All Directors have access to professional advice and training at the Company’s cost and to the services of the Company Secretary in the furtherance of their duties. The Board ensures that all newly appointed Directors receive a formal induction including, but not limited to, latest analyst reports, shareholder perception reports, Board and committee minutes, meetings with senior management and internal corporate literature. The Board delegates the day-to-day responsibility of managing the Group to a number of committees, details of which are set out below. Written terms of reference exist for the Audit, Remuneration and Nominations Committees. These were available during the year, and are now published on the Company’s website.

AUDIT COMMITTEE

The Audit Committee is currently made up of all the independent Non-executive Directors and since March 25, 2004 has been chaired by Ross Graham. It examines and reviews, on behalf of the Board, internal financial controls, financial and accounting policies and practices, the form and content of financial reports and statements, compliance with corporate governance best practice and the appointment and work of the external auditors. In the second half of 2005, the Audit Committee will review the tax strategy for the Group. The Audit Committee reviews non-audit services provided by the external auditors on an ongoing basis to ensure that auditor objectivity and independence is safeguarded. In advance of any non-audit service engagements, the Audit Committee reviews whether objectivity and independence may be impaired and where appropriate, engages alternative external accountants. The Audit Committee reviews the type of service and fee level in this respect. The policy to ensure that the external auditors do not provide prohibited services was formalised in early 2005. The Audit Committee reports to the Board on these matters. The external auditors, PwC, have provided the Company written assurances under Statement of Auditing Standards 610 (revised) ‘Communication of audit matters to those charged with governance’ and Independence Standards Board Standard No. 1, ‘Independence Discussions with Audit Committees’, that they are independent accountants with respect to the Company, within the meaning of UK regulatory and professional requirements and the SEC, and that the objectivity of the audit engagement partner and the audit staff is not impaired.

     The CEO, the CFO and the external auditors may be in attendance at meetings. The Audit Committee meets, as a minimum, four times a year and at least once during the year without any Executive Directors present. During 2004, the Audit Committee met eight times.

REMUNERATION COMMITTEE

The Remuneration Committee is made up of all of the independent Non-executive Directors and is chaired by Alan Dalby. It determines, on behalf of the Board, the Group’s policy for executive remuneration and the individual remuneration packages for the Executive Directors. The CEO may be in attendance at meetings, except when his own remuneration is being considered. The Committee met four times in 2004, and has access to professional advice in the furtherance of its duties. During 2004, the Remuneration Committee appointed Towers Perrin to provide a Group-wide review of remuneration policy and strategy. Its report will be considered during 2005.

NOMINATIONS COMMITTEE

The Nominations Committee comprises the Chairman and all of the independent Non-executive Directors and is chaired by Alan Smith. It has responsibility for proposing to the Board any new appointments of both Executive and Non-executive Directors. The Chairman would not chair the Nominations Committee if it were dealing with the appointment of the successor to the Chairman. During 2004, the Nominations Committee met four times. The CEO may be in attendance at Nominations Committee meetings.

     With respect to the process followed to appoint new Directors to the Board, it is the Nominations Committee’s policy to appoint an executive search agency to conduct an international search. The Board provides a role specification. Candidates are selected by the executive search agency, from which a shortlist is prepared. Interviews are conducted by Non-executive and Executive Directors as appropriate. The Nominations Committee will review succession plans during 2005; this did not take place during 2004 given the number of changes to the Board seen during the year.

     During the year, the Board made appointments into four positions: CEO, CFO and two Non-executive Directors. Each appointment was managed by the Nominations Committee with the assistance of an executive search agency, ensuring that an open and fair process was followed in each case such that the best candidates were selected.

OPERATIONAL MANAGEMENT

The Board delegates operational management to an Executive Committee made up of the Executive Directors. Members of the senior management team attend this meeting. It is chaired by the CEO, meets on a monthly basis and makes recommendations to the Board.

INTERNAL CONTROLS

The Board has applied principle C.2 of the Combined Code by establishing a process for identifying, evaluating and managing the significant risks the Group faces. This process has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system manages rather than eliminates the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurances against material misstatement or loss.

     The Board regularly reviews the risks to which the business is exposed and the controls in place to mitigate those risks. It delegates the operational management of the business risk process to the Executive Directors, who in turn have put in place a specific working group comprising senior management from different areas of the business to carry out reviews on a periodic basis. From 2005, the Operations Committee, which has oversight of the day-to-day operational activities of Acambis, will review the work of that group.

     Following the appointment of David Lawrence as CFO in 2004, the Group strengthened its internal controls by restructuring the global finance team, and recruiting additional qualified financial staff into key areas.

     In compliance with provision C.2.1 of the Combined Code, the Board reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all material controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report considering all significant aspects of internal control arising during the year, including the need to have an internal audit function. The Audit Committee assists the Board in discharging its review responsibilities.

     As of the date of this Annual Report on Form 20-F, based on the assessment of the Board of Directors, there were no changes in the Group’s internal controls or in other factors that could significantly affect adversely these controls subsequent to the date of their evaluation.

DIRECTORS’ SERVICE CONTRACTS

Details of the service contracts of those who served as Directors during the year are:

Director	Contract date	Notice period

Executive:
Gordon Cameron[1,8]	May 1, 97	12 months
David Lawrence[2,9]	Jul 8, 04	12 months
Nicolas Higgins[3]	Nov 29, 96	12 months
Dr Thomas Monath[4,8]	Mar 12, 02	12 months
Non-executive:
Alan Smith[4]	Jan 1, 98	3 months
Dr Randal Chase[5,9]	Oct 1, 04	3 months
Alan Dalby[4]	Mar 25, 98	3 months
Ross Graham[6]	Mar 25, 04	3 months
Michael Lytton[4]	Mar 12, 01	3 months
Victor Schmitt[7]	Dec 4, 00	N/A

NOTES

1	Following Mr Cameron’s appointment to CEO on February 23, 2004, the terms and conditions of his service contract were amended to reflect his new role.

2	Mr Lawrence was appointed to the Board as CFO on July 8, 2004 and officially joined the Company on August 31, 2004.

3	Mr Higgins resigned from the Board on December 31, 2004.

4	The service contracts for these Directors have been reviewed and updated in March 2005 to bring them in line with best practice.

5	Dr Chase was appointed to the Board as Non-executive Director on October 1, 2004.

6	Mr Graham was appointed to the Board as Non-executive Director on March 25, 2004.

7	Mr Schmitt resigned from the Board on January 21, 2004 following the sale of Baxter’s shareholding in Acambis in December 2003.

8	Mr Cameron and Dr Monath faced re-election as Directors of the Company at the 2005 AGM, being Directors who are retiring by rotation in accordance with the Articles of Association of the Company. The resolutions were passed by shareholders on May 11, 2005.

9	Mr Lawrence and Dr Chase faced re-election as Directors of the Company at the 2005 AGM, having been appointed into their roles since the 2004 AGM. These resolutions were passed by shareholders on May 11, 2005.

All Executive Directors have rolling contracts with 12-month notice periods, in line with current best practice. On early termination of contract, an Executive Director would be entitled to basic salary and benefits for the notice period.

     The Remuneration Committee believes that, in the event of early termination of an Executive Director’s contract, it is appropriate to examine the specific circumstances of each case. Where appropriate, the Committee may agree to a phased payment of compensation over a fixed term. During this term, if the Executive Director were to find a new position the principle of mitigation would apply and payments would cease. The Committee does, however, reserve the right to make a payment in lieu of any period of notice.

     The Board believes that it is in the Company’s best interest for Executive Directors to serve a minimum three-year term before retiring by rotation. Under the terms of their contracts, Non-executive Directors do not take any part of their fees in the form of Acambis shares.

EXTERNAL APPOINTMENTS

The Remuneration Committee recognises that Executive Directors may be invited to take up non-executive directorships or public service appointments and that these can broaden the experience and knowledge of the Director, from which the Company would benefit. Accordingly, subject to Board approval, they may accept non-executive appointments, as long as these are not likely to lead to a conflict of interest. They are also allowed to retain any fees paid under such appointments. During 2004, Mr Higgins was the only Executive Director who had a non-executive directorship and received fees of £12,500 (2003 — £12,500) in that respect.

D     Employees

The average monthly number of employees during the year (including Executive Directors) was:

	UK	US	2004	2003	2002
	Number	Number	Number	Number	Number

Research and development	17	101	118	119	117
Sales and marketing	3	16	19	8	—
Manufacturing	1	86	87	111	63
Administration	25	40	65	72	62

	46	243	289	310	242

At December 31, 2004, the Group had 270 employees (2003 — 320, 2002 — 274) and the Company had four employees, all of whom were Directors (2003 — four, 2002 — four).

E     Share ownership

LONG-TERM INCENTIVES

The Remuneration Committee principally seeks to incentivise Executive Directors by offering participation in share-based long term incentive schemes.

     Executive Directors currently participate in grants of share options under the Acambis 1995 savings-related share option scheme, the Acambis 1996 Approved Share Option scheme, the Acambis 1999 Share Option Plan and in grants of performance shares under the Acambis Share Incentive Plan. These plans and the performance conditions that apply to awards under these plans are described in more detail below.

     The Committee has established a policy that it believes is balanced whereby Executive Directors can receive an annual grant of options of up to one times basic salary per annum (granted in two half-yearly tranches) and an annual grant of performance shares of up to one times basic salary per annum. The Committee would consult major shareholders should it wish to alter this policy in the future to allow additional grants to be made.

     At the beginning of 2004, the Committee reviewed the performance conditions applying to share options and determined that there would be no retesting of performance conditions for options granted from 2004 onwards.

     The Committee acknowledges that the performance conditions applicable to its long-term incentives are the same for share options and performance shares. It is committed to reviewing those conditions as part of a study being currently carried out by Towers Perrin and will provide an update in the 2005 Annual Report.

     The Committee acknowledges the importance of updating shareholders on the current performance of grants made to Executive Directors for share options and performance shares against pre-set conditions. The Committee is committed to providing this information in its 2005 Annual Report.

     Following the approval granted at the 2003 AGM to revise the dilution limits of ordinary share capital of the Company in issue from time to time to 5% over a five-year period, to date the Company has, on average, remained within the 1% per annum limit agreed.

A) SHARE OPTION SCHEMES

All Executive Directors are eligible to participate in the Company’s share option schemes.

     The performance-linked share option schemes consist of an Inland Revenue-approved executive scheme and unapproved executive schemes. The grant of options under the current executive schemes (the ‘1996 Scheme’ and the ‘1999 Plan’ as defined below) is at the discretion of the Committee and their exercise is subject to performance conditions.

     Grants to be made in 2005 will be subject to performance conditions relating to the performance of Acambis’ total shareholder return (TSR) compared with a comparator group of other companies within the industry. These companies are:

Alizyme plc	Oxford BioMedica plc
Alliance UniChem Plc	Phytopharm Plc
Antisoma plc	Proteome Sciences plc
ARK Therapeutics Group PLC	Protherics PLC
Axis-Shield plc	Shire Pharmaceuticals Group plc
Cambridge Antibody Technology Group PLC	Sinclair Pharma plc
Dechra Pharmaceuticals PLC	SkyePharma PLC
Goldshield Group PLC	Vernalis Group plc
GW Pharmaceuticals plc	XTL Biopharmaceuticals Ltd
NeuTec Pharma PLC

These companies are all the London Stock Exchange (LSE) — and Alternative Investment Market (AIM)-listed pharmaceutical and biotechnology companies with a market capitalisation greater than £50m but excluding AstraZeneca PLC and GSK. The Committee has chosen this group as being the most appropriate for Acambis. As in 2003, during 2004 the Committee did consider including selected US biotechnology companies within the TSR comparator group and again concluded that they did not consider this appropriate given the Group is primarily compared to other UK-based biotechnology companies. This will continue to be reviewed in future years.

     The TSR condition seeks to align the interests of Executive Directors with the interests of shareholders by requiring superior relative TSR performance compared with other pharmaceutical and biotechnology companies before options can be exercised. The maximum allocation of shares would be achieved if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% allocation at a ranking at the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured over a single three-year period. As noted in the section on long-term incentives above, from 2004 there is no retesting of performance conditions for new option grants.

     For the purposes of the TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent party. Grants to Executive Directors made from 2003 are subject to an additional performance condition that requires the Committee to be satisfied that there has been improvement in the Company’s underlying financial performance over the relevant performance period.

     The Company also operates an Inland Revenue-approved savings-related scheme and, from 2003, an Employee Share Purchase Plan, which is available generally to all UK and US employees, respectively, provided they enter into savings contracts.

B) LONG-TERM INCENTIVE SHARE PLAN

The Acambis long-term share incentive plan (LTIP) has been established for Executive Directors and certain senior employees. The plan is designed to encourage participants to focus their efforts on longer-term growth in shareholder value and to encourage commitment to remain with the Acambis Group.

     Long-term incentive awards are made, upon the recommendation of the Committee, by the Trustees of the Acambis Employees’ Trust (the Trust) and comprise performance shares, being a right to acquire, at no cost, a fixed maximum number of shares in the Company that are owned by the Trust. The right to acquire shares only vests after three years and is subject to a performance target. The Trust acquires shares to satisfy LTIP awards on the open market as required.

     All outstanding awards are subject to performance conditions relating to the performance of Acambis’ TSR compared to a comparator group of other companies within the industry over a single three-year period with no opportunity for re-testing. For grants in 2005 this condition will apply and the comparator companies will be as detailed in the section on share options above. The maximum allocation of shares would be achieved if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% allocation at a ranking as the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured over a three-year period beginning at the date of award. For the purposes of TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent third party.

     From the beginning of 2003, awards to Executive Directors are subject to an additional performance condition that requires the Committee to be satisfied that there has been improvement in the Company’s underlying financial performance over the relevant performance period.

     In 2003, the Committee reviewed the operation of that part of the LTIP that allowed participants to leave vested plan shares in the Trust in order to receive a grant of a further one matching share for each four plan shares deposited following those shares having been held by the Trust for a period of two years from vesting. As a result of this review, this aspect of the LTIP has not been operated for grants made since the start of 2004.

     As Acambis offer LTIPs, Executive Directors could be entitled to capitalised dividends and consequent adjustment of their overall package. As the Company does not currently pay dividends, this is not currently relevant.

EXECUTIVE DIRECTORS’ SHARE OWNERSHIP GUIDELINES

The Remuneration Committee encourages Executive Directors to build and maintain substantial interests in Acambis shares, thereby aligning their interests with other shareholders. In 2004, both Mr Cameron and Dr Monath increased their shareholdings in the Company. The Committee has decided not to introduce formal share ownership guidelines but will continue to keep the position under review.

DIRECTORS’ INTERESTS IN SHARES

The Directors who served during the year had the following beneficial interests in the shares of the Company:

	Number of ordinary	Number of ordinary
	10p shares held	10p shares held
	at Dec 31, 04	at Dec 31, 03

Gordon Cameron[1]	278,442	228,008
Dr Randal Chase[2]	—	—
Alan Dalby	5,000	5,000
Ross Graham[3]	6,128	—
Nicolas Higgins[4]	144,196	228,001
David Lawrence[5]	—	—
Michael Lytton	18,022	8,120
Dr Thomas Monath	60,842	32,453
Victor Schmitt[6]	—	—
Alan Smith	1,800	1,800

NOTES

1	35,885 of the shares owned by Mr Cameron are held in trust on his behalf by the Trustees of the Acambis Employees’ Trust.

2	Dr Chase was appointed to the Board on October 1, 2004.

3	Mr Graham was appointed to the Board on March 25, 2004.

4	Mr Higgins resigned from the Board on December 31, 2004. Of those shares owned by Mr Higgins at December 31, 2004, 30,068 were held in trust on his behalf by the Trustees of the Acambis Employees’ Trust.

5	Mr Lawrence was appointed to the Board on July 8, 2004 and officially joined the Company on August 31, 2004.

6	Mr Schmitt resigned from the Board on January 21, 2004.

Individually, each of the Directors beneficially owns less than 1% of the total issued share capital. As at June 28, 2005, the Directors had no interests in shares of any other Group company.

•	On May 27, 2005 Gordon Cameron, exercised 20,600 LTIP awards. Mr Cameron sold 15,600 of those shares for 219p each, in part to fund the taxation liabilities arising and the cost of exercising the LTIPs. The remaining 5,000 LTIP shares will be held by the Trustees of Acambis Employees’ Trust (the Trustees) on his behalf. As a result of these transactions, Mr Cameron’s shareholding in Acambis, including those shares held on his behalf by the Trustees, increased to 283,442 shares.

•	On May 27, 2005 Dr Thomas Monath, exercised 20,504 LTIP awards. Dr Monath sold 10,504 shares for 219p each, in part to fund the taxation liabilities arising and the cost of exercising the LTIPs. The remaining 10,000 LTIP shares will be held by the Trustees on his behalf. As a result of these transactions, Dr Monath’s shareholding in Acambis, including those shares held on his behalf by the Trustees, increased to 70,842 shares.

•	On May 27, 2005 David Lawrence, purchased 800 shares at 219p per share on behalf of certain family members. After this transaction, the shareholding in Acambis held by Mr Lawrence on behalf of his family (being connected persons) was 800 shares.

•	On May 27, 2005 Dr Randal Chase, Non-executive Director, purchased 10,000 shares at 219p per share. After this transaction, the shareholding in Acambis held by Dr Chase was 10,000 shares.

•	On May 27, 2005 Michael Lytton, Non-executive Director, purchased 3,767 shares at 219p per share. After this transaction, the shareholding in Acambis held by Mr Lytton had increased to 21,789 shares.

     There have been no changes in the interests of the current Directors in the share capital of the Company since December 31, 2004 save for the transactions described above.

     The Executive Directors also have an interest as potential beneficiaries in the 84,966 ordinary shares held at May 27, 2005 by the Trustees of the Acambis Employees’ Trust.

DIRECTORS’ INTERESTS IN SHARE OPTIONS AND PERFORMANCE CONDITIONS

The Directors who held office at December 31, 2004 hold options to acquire ordinary shares of the Company under the Acambis 1996 Approved Share Option Scheme (1996 Scheme), the Acambis 1995 Savings-Related Share Option Scheme (SAYE Scheme) and the Acambis 1999 Share Option Plan (1999 Plan) as follows:

									Earliest
								Exercise	date of	Expiry
Director	Scheme		Jan 1, 04	Granted	Exercised	Lapsed	Dec 31 04	price	exercise	date

Gordon Cameron	1996	[1]	17,685	—	—	—	17,685	£1.70	Dec 20, 99	Dec 20, 06
	1999	[2,3]	147,990	—	(147,990)	—	—	£1.25	Sep 24, 04	Sep 24, 11
	1999	[4]	13,911	—	—	—	13,911	£3.33	Dec 31, 04	Dec 31, 11
	1999	[4]	30,545	—	—	—	30,545	£3.04	Apr 26, 05	Apr 26, 12
	1999	[4]	39,116	—	—	—	39,116	£2.33	Sep 26, 05	Sep 26, 12
	1999	[4]	27,469	—	—	—	27,469	£3.23	May 14, 06	May 14, 13
	1999	[4]	32,561	—	—	—	32,561	£2.76	Dec 19, 06	Dec 19, 13
	1999	[5]	—	43,350	—	—	43,350	£3.46	Mar 24, 07	Mar 12, 14
	1999	[5]	—	60,440	—	—	60,440	£2.73	Oct 12, 07	Oct 12, 14
	SAYE[6]		5,250	—	—	—	5,250	£1.80	Dec 1, 05	Jun 1, 06

Total			314,527	103,790	(147,990)	—	270,327

Nicolas Higgins[7]	1996	[1,8]	16,681	—	(16,681)	—	—	£1.80	Jul 9, 99	Jul 9, 06
	1996	[4,9]	—	8,670	—	—	8,670	£3.46	Jan 1, 05	Jun 30, 05
	1999	[2,3]	124,000	—	(124,000)	—	—	£1.25	Sep 24, 04	Sep 24,11
	1999	[2,9]	11,637	—	—	—	11,637	£3.33	Jan 1, 05	Dec 31, 05
	1999	[2,9]	25,493	—	—	(5,531)	19,962	£3.04	Jan 1, 05	Dec 31, 05
	1999	[2,9]	34,925	—	—	(12,628)	22,297	£2.33	Jan 1, 05	Dec 31, 05
	1999	[4,10]	25,193	—	—	(25,193)	—	£3.23	N/A	N/A
	1999	[4,10]	32,428	—	—	(32,428)	—	£2.76	N/A	N/A
	1999	[5,10]	—	17,200	—	(17,200)	—	£3.46	N/A	N/A
	1999	[5,10]	—	34,066	—	(34,066)	—	£2.73	N/A	N/A
	SAYE[6,11]		—	4,014	—	(4,014)	—	£2.36	N/A	N/A
	SAYE[6,12]		6,250	—	(6,250)	—	—	£1.52	Oct 29, 04	Apr 29, 05

Total			276,607	63,950	(146,931)	(131,060)	62,566

David Lawrence	1996	[5]	—	10,989	—	—	10,989	£2.73	Oct 12, 07	Oct 12, 14
	1999	[5]	—	117,216	—	—	117,216	£2.73	Oct 12, 07	Oct 12, 14

Total			—	128,205	—	—	128,205

Dr Thomas Monath	1999	[2,8]	100,000	—	(100,000)	—	—	£0.92	Sep 28, 03	Sep 28, 10
	1999	[2,3]	147,110	—	(147,110)	—	—	£1.25	Sep 24, 04	Sep 24, 11
	1999	[2]	30,403	—	—	—	30,403	£3.04	Apr 26, 05	Apr 26, 12
	1999	[2]	38,575	—	—	—	38,575	£2.33	Sep 26, 05	Sep 26, 12
	1999	[4]	26,993	—	—	—	26,993	£3.23	May 14, 06	May 14, 13
	1999	[4]	30,752	—	—	—	30,752	£2.76	Dec 19, 06	Dec 19, 13
	1999	[5]	—	23,470	—	—	23,470	£3.46	Mar 24, 07	Mar 24, 14
	1999	[5]	—	31,834	—	—	31,834	£2.73	Oct 12, 07	Oct 12, 14

Total			373,833	55,304	(247,110)	—	182,027

NOTES

1	The performance condition for those options granted under the 1996 Scheme is either:

a)	That the percentage growth in the Company’s share price over the three years from the date of grant must exceed the percentage growth in the total return for the FTSE All-Share index over that three-year period; or

b)	that the average percentage share price movements of the Company over each of the three years beginning on a date not earlier than the grant date and ending on the date of exercise must exceed the average movements in the FTSE All-Share Index over each of those three years.

2	The performance condition for those options granted under the 1999 Plan compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the option may be exercised (50% of the option) and an upper quartile ranking must be achieved for the option to vest in full. This condition if not initially achieved in full can be further measured over a four- or five-year period measured from the same fixed-base point.

3	The market value of these shares exercised by Mr Cameron, Mr Higgins and Dr Monath at the time of exercise was 288p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors.

4	The performance condition for these options granted under the 1996 Scheme and the 1999 Plan is the same as that outlined in note 2, except that only 30% of the option may be exercised if the Company achieves a median ranking. Performance can only be re-measured once over a four-year period and there is also a requirement before the option can be exercised for the Committee to be satisfied with the Company’s underlying financial performance over the performance period.

5	The performance condition for these options granted under the 1996 Scheme and the 1999 Plan is the same as that outlined in note 2, except that only 30% of the option may be exercised if the Company achieves a median ranking. There is also a requirement before the option can be exercised for the Committee to be satisfied with the Company’s underlying financial performance over the performance period.

6	No performance conditions apply to SAYE options.

7	Mr Higgins resigned from the Board on December 31, 2004.

8	The market value of these shares exercised by Mr Higgins and Dr Monath at the time of exercise was 349p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors.

9	Following Mr Higgins’ resignation from the Board (see note 7), the Committee exercised its discretion to permit vesting of certain of Mr Higgins’ outstanding options in accordance with the 1996 Scheme and 1999 Plan. The Committee was of the opinion at December 31, 2004 that the performance conditions applying to those options had been met and accordingly the options may be exercised over the net amount shown. A time apportionment factor was applied to the options under the 1999 Plan from grant date to December 31, 2004 relative to the three-year vesting period. These options vested on December 31, 2004 and are exercisable during the period January 1, 2004 to June 30, 2005 for the 1996 Scheme options and to December 31, 2005 for the 1999 Plan options.

10	Under the rules of the 1999 Plan, these options lapsed in full following the announcement of Mr Higgins’ resignation from the Board as the performance conditions attached to these options had not been met.

11	Under the rules of the SAYE Scheme, these options lapsed following the announcement of Mr Higgins’ resignation from the Board.

12	The market value of these shares exercised by Mr Higgins at the time of exercise was 266.25p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors.

All of the above options were granted for nil consideration and are held over 10p ordinary shares in the Company. The market value of the options at the time of grant are as detailed in the ‘Exercise price’ column. The market price of shares at December 31, 2004 was 251.5p and the range during the year was 244.25p to 371.0p per share.

Further information on each of the Company’s share option schemes, including the number of options outstanding, exercise prices and exercise periods, is set out in note 24 to the financial statements (In note 1c within Item 17).

LONG-TERM SHARE INCENTIVE PLAN

Awards have been made to Executive Directors of the Company under the LTIP1 as follows:

								Value	Award	Vesting
Directors	Jan 1, 04		Awarded		Vested	Forfeited	Dec 31, 04	vested £	date	date

Gordon Cameron	139,084	[3,4]	—		(139,084)	—	—	406,473	Sep 27, 01	Sep 27, 04
	30,928	[5]	—		(30,928)	—	—	112,578	Apr 8, 02	Apr 8, 04
	59,366	[3]	—		—	—	59,366	—	Apr 22, 02	Apr 22, 05
	54,939	[3]	—		—	—	54,939	—	May 14, 03	May 14, 06
	—		86,704	[7]	—	—	86,704	—	Mar 24, 04	Mar 24, 07
	—		8,971	[8]	—	—	8,971	—	Oct 5, 04	Oct 5, 06

Total	284,317		95,675		(170,012)	—	209,980	519,051

Nicolas Higgins[2]	116,541	[3,4]	—		(116,541)	—	—	340,591	Sep 27, 01	Sep 27, 04
	49,547	[3,6]	—		—	(13,427)	36,120	—	Apr 22, 02	Dec 31, 04
	50,386	[3,6]	—		—	(50,386)	—	—	May 14, 03	N/A
	—		51,734	[6,7]	—	(51,734)	—	—	Mar 24, 04	N/A
	—		7,517	[9]	—	(7,517)	—	—	Oct 5, 04	N/A

Total	216,474		59,251		(116,541)	(123,064)	36,120	340,951

Dr Thomas Monath	59,090	[3,4]	—		—	—	59,090	—	Apr 22, 02	Apr 22, 05
	53,987	[3]	—		—	—	53,987	—	May 14, 03	May 14, 06
	—		46,943	[7]	—	—	46,943	—	Mar 24, 04	Mar 24, 07

Total	113,077		46,943		—	—	160,020	—

NOTES

1	The exercise price for all awards made under the LTIP is £1.00 in total for the exercise of any number of shares comprised in an award. All LTIP awards are held over ordinary 10p shares in the Company.

2	Mr Higgins resigned from the Board on December 31, 2004.

3	The performance condition for these awards compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the award may vest (30% of the award) and an upper quartile ranking must be achieved for the award to vest in full. After three years, vested plan shares may be left in the Trust and participants can then receive a grant of a further one matching share for each four plan shares so deposited. The matching shares will vest provided the participant remains employed and does not withdraw those plan shares for a further two years. The matching award component was not offered after 2003.

4	These awards were made on September 27, 2001, at which time the share price was 141.5p per share. On September 27, 2004, these awards vested at which time the share price was 292.25p per share.

5	Following the vesting of an LTIP award on April 6, 2002, Mr Cameron elected to leave those 123,711 plan shares with the Trust. Under the rules of the Plan, Mr Cameron was entitled to receive an additional 30,928 shares, one matching share for each four plan shares so deposited, provided he was still employed by the Group on April 6, 2004. On April 8, 2002, the date of the award, the share price was 323.5p per share. On April 8, 2004, the date the award vested, the share price was 364.0p per share. These awards are not subject to performance conditions as the bonus award and the plan shares so deposited have already been performance-tested.

6	Following Mr Higgins’ resignation from the Board (see note 2) these awards were forfeited to the extent shown given the performance criteria set out in notes 3 and 7 had not been met in full. Awards were also time-apportioned from date of award to December 31, 2004. The balance of these awards are exercisable during the period December 31, 2004 to March 31, 2005.

7	The performance condition for these awards compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the award may vest (30% of the award) and an upper quartile ranking must be achieved for the award to vest in full.

8	Following the exercise of an LTIP award on October 5, 2004, Mr Cameron elected to leave 35,885 of those plan shares with the Trust. Under the rules of the Plan, Mr Cameron is entitled to receive an additional 8,971 shares, one matching share for each four plan shares so deposited so long as he retains those shares in the Trust for a period of two years from date of award.

9	Following the exercise of an LTIP award on October 5, 2004, Mr Higgins elected to leave 30,068 of those plan shares with the Trust. Under the rules of the Plan, had Mr Higgins remained with the Company for a period of two years from the date of this award and had held those shares in the Trust during that time, he would have been entitled to receive an additional 7,517 shares, one matching share for each four plan shares so deposited. Given Mr Higgins resigned from the Board on December 31, 2004, this award was forfeited.

10	On June 29, 2004, Dr Brown, who retired from the Board on December 31, 2003, exercised awards over a total of 192,789 shares. The share price on that date was 346.0p. Of those shares, 146,616 of them were awarded on September 27, 2001 at which time the share price was 141.5p per share, resulting in a gain of £507,291. The remaining 46,173 shares were awarded on April 22, 2002 at which time the share price was 321.0p per share, resulting in a gain of £159,759.

On June 1, 2005, Acambis announced that, on 31 May 2005, the following grants of options under the Acambis 1999 Share Option Scheme and awards under the Acambis Long-term Incentive Plan (LTIP) were made to the three Executive Directors:

	Share
	Options	LTIPS

Gordon Cameron	78,538	157,077
David Lawrence	42,808	85,616
Dr Thomas Monath	40,709	81,418

Both the share options and LTIPs were granted over ordinary 10p shares. The share options were granted at exercise price of 219p per share. On exercise of the LTIP awards, a nominal £1.00 would be payable by each Director. The exercise periods applicable are 31 May 2008 to 30 May 2015 and 31 May 2008 to 30 November 2008 for the options and LTIPs respectively. No amount was payable by the Directors on the grant of these share options or LTIPs.

GAINS MADE BY DIRECTORS ON SHARE OPTIONS AND LTIPS

The table below shows gains made by individual Directors from the exercise of share options and LTIPs. The gains are calculated as at the exercise date, although the shares may have been retained.

	2004	2003
	£’000	£’000

Gordon Cameron	740	499
Nicolas Higgins[1]	574	927
Dr Thomas Monath	497	238
Dr John Brown[2]	—	936

Total gains on share options and LTIPs	1,811	2,600

NOTES

1	Mr Higgins resigned from the Board on December 31, 2004.

2	Dr John Brown resigned from the Board on December 31, 2003.

ACAMBIS’ TSR PERFORMANCE

Acambis’ TSR performance is shown against a comparator group of pharmaceutical and biotechnology companies listed on LSE and AIM, as shown in E Share Ownership — Long Term Incentives, A) Share Option Scheme. This index has been chosen as Acambis is a constituent of this sector. The following table details the five-year rebased TSR performance of Acambis and its chosen index.

		Pharmaceuticals
	Acambis	& Biotech Index

31 December 1999	100%	100%
31 December 2000	201%	168%
31 December 2001	680%	118%
31 December 2002	538%	67%
31 December 2003	592%	91%
31 December 2004	488%	101%

This graph illustrates the TSR performance (share price growth plus dividends paid), as required by legislation, of Acambis compared to a ‘broad equity market index’ over the past five years. Acambis’ TSR performance is shown against a peer group of pharmaceutical and biotechnology companies, comprising LSE- and AIM-listed companies with a market capitalisation of over £50m, excluding AstraZeneca plc and GSK. This index has been chosen as the most appropriate form of ‘broad equity market index’ against which the Company’s performance should be graphed as Acambis is a constituent of this sector.

SHARE OPTION SCHEMES

The Group operates several share option schemes. Options outstanding under the various schemes are as follows:

	Jan 1, 02	Granted	Exercised	Lapsed	Dec 31, 02
Scheme	’000	’000	’000	’000	’000

1994[1]	8	—	(8)	—	—
1995[2]	1,366	—	(421)	—	945
1996[3]	310	135	(126)	—	319
1999[4]	3,609	873	(265)	(163)	4,054
SAYE[5]	388	72	(141)	(1)	318
1990 US6	183	—	(2)	—	181
1995 US7	191	—	—	—	191

Total	6,055	1,080	(963)	(164)	6,008

	Jan 1, 03	Granted	Exercised	Lapsed	Dec 31, 03
Scheme	’000	’000	’000	’000	’000

1995[2]	945	—	(940)	—	5
1996[3]	319	79	(72)	(8)	318
1999[4]	4,054	1,026	(820)	(335)	3,925
SAYE[5]	318	35	(153)	(8)	192
ESPP[8]	—	79	—	—	79
1990 US6	181	—	(4)	(10)	167
1995 US7	191	—	—	(1)	190

Total	6,008	1,219	(1,989)	(362)	4,876

	Jan 1, 04	Granted	Exercised	Lapsed	Dec 31, 04
Scheme	’000	’000	’000	’000	’000

1995[2]	5	—	(5)	—	—
1996[3]	318	70	(113)	(42)	233
1999[4]	3,925	864	(1,277)	(339)	3,173
SAYE[8]	192	24	(105)	(6)	105
ESPP[8]	79	20	—	(14)	85
1990 US6	167	—	(46)	—	121
1995 US7	190	—	(35)	—	155

Total	4,876	978	(1,581)	(401)	3,872

			Period in which
	Number	Weighted average	exercisable in
Scheme	’000	exercise price	normal circumstances

1996[3]	233	£2.34	Until Dec 2014
1999[4]	3,173	£2.38	Until Dec 2014
SAYE[5]	105	£2.20	Until Apr 2008
ESPP[8]	85	£2.98	Jun 2005-Sep 2006
1990 US6	121	$4.65	Until Jun 2009
1995 US7	155	$9.11	Until Jun 2007

Total	3,872

NOTES

1	The Peptide Therapeutics Group plc 1994 unapproved share option scheme

2	The Acambis 1995 Unapproved Share Option Scheme

3	The Acambis 1996 Approved Share Option Scheme

4	The Acambis 1999 Share Option Plan

5	The 1995 Savings-Related Share Option Scheme

6	The Acambis 1990 Stock Incentive Plan.

7	The Acambis 1995 Stock Incentive Plan.

8	During 2003, an Employee Share Purchase Plan was set up for US-based employees. This plan is similar to the UK Save-As-You-Earn scheme.

Whilst they have no present intention of utilising such authority, at the AGM held on May 11, 2005 the Directors sought authority from the shareholders to allot shares up to an aggregate nominal value of £3,276,481 (32,764,815 ordinary shares of 10p each), being the un-issued ordinary shares of the Company at March 8, 2005. Shareholders approved this resolution.

     The Group operates an Inland Revenue-approved Save-As-You-Earn scheme in the UK and an Employee Share Purchase Plan scheme in the US and has taken advantage of the exemption given in UITF 17 from recognising a charge in the profit and loss account for the discount on those options.

Item 7 Major shareholders and related party transactions

A            Major shareholders

The shareholdings in the table set out below represent the shareholdings amounting to 3% or more of the ordinary share capital of the Company that had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, at the time of publication of the 2002 and 2003 Annual Report and Form 20-F and this 2004 Form 20-F.

     The figures in the columns entitled ‘2003 Annual Report on Form 20-F’ and ‘2002 Annual Report on Form 20-F’ do not necessarily represent the current shareholdings or percentages held by the respective shareholders.

			2003 Annual Report		2002 Annual Report
	As at May 27, 2005		on Form 20-F		on Form 20-F
	Number of		Number of		Number of
	shares held	Percentage	shares held	Percentage	shares held	Percentage
INVESCO Perpetual UK Investment Series[1]	19,341,000	18.03%	—	—	—	—
F&C Asset Management	10,646,451	9.93%	—	—	—	—
Legal & General Investment Management Ltd	6,467,972	6.03%	—	—	3,067,331	3.10%
Morley Fund Management Limited	6,356,645	5.93%	6,541,470	6.16%	4,022,012	4.06%
Goldman Sachs Group, Inc	3,260,918	3.04%	—	—	—	—
Barclays PLC	—	—	—	—	4,950,803	5.00%
Standard Life	—	—	3,496,387	3.29%	—	—
Baxter International , Inc.	—	—	—	—	16,713,603	16.87%
Fidelity Management & Research Company	—	—	3,210,967	3.03%	6,010,194	6.06%

NOTES

1.	The AMVESCAP GROUP, which includes Invesco Perpetual UK Investment Series is Acambis’ single largest shareholder, having acquired 27,504,316 shares (25.65%).

As far as is known to the Directors, the Company is not directly or indirectly owned or controlled by another corporation or by any other government and the only shareholder directly or indirectly owning more than 10% of the Company is shown in the above table. All shareholders have the same voting rights.

ANALYSIS OF SHARE REGISTER AT MAY 27, 2005

				Percentage
	Number	Percentage of	Number	of issued
Shareholding	of holders	total holders	of shares	share capital

1-1,000	1,430	57.6	747,979	0.7
1,001-5,000	671	27.0	1,553,768	1.4
5,001-100,000	276	11.1	5,723,151	5.3
100,001-500,000	66	2.6	16,319,795	15.2
500,001-1,000,000	17	0.7	13,337,816	12.4
1,000,001 and over	24	1.0	69,622,178	65.0

	2,484	100.0	107,304,687	100.0

US record holders, including American Depository Receipt (ADR) holders, held approximately 2.0% of the issued share capital of ordinary 10p shares.

B            Related party transactions

Under the provisions of FRS8, ‘Related Party Disclosures’, it is not necessary to disclose related party transactions between the Company, Acambis Research Limited, Acambis Inc., Smallpox Biosecurity Limited and BPC because they are eliminated on preparation of the Group’s financial statements.

     As described in note 22 within Item 17, the Group has a 50% interest in the Pasteur Mérieux-OraVax joint venture (the Joint Venture), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H. pylori infection in humans. The Joint Venture represents a collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between the companies now known as Acambis Inc. and SP. Since May 1999, Acambis has performed a pre-agreed work programme on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements. For the year ended December 31, 2004, the Group has included turnover of £0.1m (2003 — £0.3m) in respect of costs incurred in performing services for the Joint Venture and a loss of £nil (2003 — £0.1m) within its Group financial statements. At December 31, 2004, the amounts the Group owed to the Joint Venture amounted to £nil (2003 — £nil). Amounts owed by the Joint Venture to the Group at 31, December 2004 were £nil (2003 - £nil).

     In 2002, the Group took the view that, taking into account the increase in its shareholding in Acambis and the presence of a representative from Baxter on the Board, Baxter’s influence on Acambis was significant, and therefore Baxter was a related party for the full year. The Group made sales to Baxter of £14.1m in 2003 (2002 — £0.7m) of which £1.1m (2002 — £0.7m) was not received at December 31, 2003, and made purchases of goods and services from Baxter of £50.4m (2002 — £45.7m) of which £9.4m (2002 — £42.7m) was unpaid at December 31, 2003. Following the completion of the sale of Baxter’s shareholding in Acambis in December 2003 and the resignation of Victor Schmitt from Acambis’ Board on January 21, 2004 Baxter was not treated as a related party during 2004.

     In May 2004, the Group reached a £10.6m ($19m) agreement with Baxter to terminate the Canton manufacturing agreement under which Baxter was to place manufacturing orders at Acambis’ Canton facility. The first £5.1m ($9m) was received in May 2004 and the second instalment of £2.6m ($5m) was received in January 2005. The third and final instalment of approximately. £2.6m ($5m) is due in January 2006. The Group discounted future cash receipts and as a result recorded exceptional other operating income of £10.2m (2003 — £nil). In 2004 £0.2m was recorded within interest receivable and similar income, reflecting the staged payment nature of the agreement.

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

B            Significant changes

FILL AND FINISH ACQUISITION

As part of its strategy of bringing in-house core capabilities that are critical to its long-term success, Acambis acquired in May 2005 a US-based lyophilisation (freeze drying) and fill and finish facility from BioReliance Corporation for a total of $7.5m, comprised of $3m in cash upfront plus a further $4.5m payable over the next 12 years. Acambis considers this a strategically important acquisition because worldwide Good Manufacturing Practice (GMP) contract manufacturing capacity for lyophilisation, filling and finishing live, viral vaccines is increasingly limited.

     The 58,000 sq ft facility became operational in 2000. It was designed to produce liquid or lyophilised material at a scale sufficient for clinical trials. Acambis plans to undertake a $4-6m expansion programme to establish GMP-compliant fill and finish operations at a commercial scale suitable for many of the vaccines in its development pipeline, including Acambis’ ACAM2000 and MVA3000 smallpox vaccines, ChimeriVax-JE, ChimeriVax-West Nile and its vaccine candidate against C. difficile. This facility also forms a core component of its warm-base production capability for ACAM2000 smallpox vaccine, for which it is in ongoing discussions with the US Government. Although Acambis will incur additional operating costs in the near term, it expects the savings in subcontractor costs to more than offset these additional costs in the medium to longer term.

Item 9 The offer and listing

A            The offer and listing details

COMPARATIVE MARKET PRICE INFORMATION

Acambis shares are traded on the London Stock Exchange under the symbol ‘ACM’ and on the US NASDAQ National Market in the form of ADRs under the symbol ‘ACAM’.

     The following tables set out the high and low closing mid-market prices for Acambis’ shares and close prices for ADRs:

		Shares		ADRs
	High	Low	High	Low
Calendar year	Pence per ordinary share		Dollars per ADR

2000	134.0	51.5	n/a	n/a
2001	353.0	103.5	10.22	3.33
2002	379.0	181.0	11.06	5.67
2003 First quarter	281.0	207.5	9.10	6.40
Second quarter	365.0	252.0	12.38	7.88
Third quarter	396.0	306.5	12.85	9.83
Fourth quarter	364.5	274.0	12.30	9.80
2004 First quarter	371.0	300.0	14.41	11.04
Second quarter	364.0	300.0	13.63	10.55
Third quarter	352.5	292.3	13.30	10.48
Fourth quarter	300.0	244.3	10.70	4.46
Monthly high and low prices (for the last full six months) are as follows:
December 2004	257.0	244.3	10.15	9.61
January 2005	263.0	250.3	9.88	9.51
February 2005	283.0	255.5	10.67	9.66
March 2005	275.8	237.8	10.70	9.03
April 2005	240.8	213.8	9.22	8.30
May 2005	239.5	214.8	8.90	8.09

As of May 27, 2005, the mid-market price of an Acambis share was 218.0p and the close price of an Acambis ADR was $8.15. The number of outstanding ordinary shares of 10p each at that date was 107,241,855.

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

Memorandum of Association and Articles of Association

The following is a summary of the rights under the Company’s Memorandum of Association and Articles of Association relating to voting, dividends, transfers and rights upon liquidation, which attach to the Acambis shares.

Memorandum

The Memorandum of Association of the Company provides that the Company’s principal objects are, inter alia, to act as or carry on the business of a holding company and to carry on activities ancillary thereto. The objects of the Company are set out in full in clause 4 of its Memorandum of Association.

Articles of Association

The Articles of Association contain, inter alia, provisions to the following effect.

(a) Transfer

The issued and unissued ordinary shares of 10 pence each in the capital of the Company are eligible for settlement in CREST (a paperless settlement system used by the London Stock Exchange) as contemplated by the Uncertificated Securities Regulations 1995 and effective under the CREST Regulations. Existing Ordinary Shares can therefore be held in registered (certificated or uncertificated) form.

     Any shareholder may effect the transfer of some or all his certificated shares by an instrument of transfer in writing in the usual form or in any other form approved by the directors or, in the case of uncertificated shares, in accordance with the CREST Regulations.

     The share transfer form must be signed by or on behalf of the transferor and, in the case of a partly paid share, also on behalf of the transferee. The transferor will continue to be treated as a shareholder until the name of the transferee is entered in the register of members for the relevant share or shares.

     The directors may, without giving any reason, refuse to register any transfer of shares which are:

(i)	Not fully paid provided that, if any of these shares have been admitted to the Official List of the London Stock Exchange, this does not stop dealings in the shares from taking place on an open and proper basis;

(ii)	In respect of more than one class of share; and

(iii)	For certificated shares, whether or not fully paid, in favour of more than four transferees or renouncees.

     The board may also refuse to register a transfer of uncertificated shares in accordance with the CREST Regulations.

     If the directors decide not to register a share transfer, they must no later than two months after the transfer or the relevant operator-instruction was received, in each case by Acambis, send notice of the refusal to the transferee.

(b) Voting rights

Subject to any special rights or restrictions as to voting which are given to any shares (as to which there are none at present), on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every share for which he is the holder. In the case of joint holders, the vote of the person whose name stands first in the register of members is accepted to the exclusion of any vote tendered by any other joint holder. Unless the directors decide otherwise, a shareholder may not vote at any general or class meeting or exercise any other right in relation to meetings while any amount of money relating to his shares remains outstanding.

(c) Dividends

Subject to the Companies Act 1985, the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but no dividend shall exceed the amount recommended by the board. Subject to the Companies Act 1985, the directors may pay such interim dividends as appear to them to be justified by the financial position of the Company on shares of any class. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regards to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The directors may also pay fixed dividends on any class of share carrying a fixed dividend on the dates prescribed for the payment of such dividends. Except as otherwise provided by the rights attached to the shares, all dividends shall be divided and paid proportionately to the amounts paid up on the shares on which the dividend is paid during any period in respect of which the dividend is paid.

     Except as otherwise provided by the Articles of Association or the rights attached to any shares, a dividend or any other money payable in respect of a share can be paid in whatever currency the directors decide.

     Directors may deduct any amount relating to shares which remains outstanding from any dividend or other money payable to the shareholder on or in respect of any share held by him.

     The Company may stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST) if, for two consecutive dividends, the dividend payments have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed and, in the case of any one dividend, reasonable enquiries have failed to establish any new address or account of the registered shareholder.

     Any dividend which remains unclaimed for 12 years from the date when it was declared or became due for payment, shall be forfeited and go back to the Company.

     The board may, if authorised by the Company at any annual general meeting, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash (a scrip dividend).

     Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorise any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the basis of that value in order to adjust the rights of members, and may vest any assets in trustees.

(d) Distribution of assets on a winding up

If the Company is wound up the liquidator may, with the sanction of an extraordinary resolution divide among the shareholders (the division among shareholders to be decided upon by the liquidator) in kind the whole or any part of the assets of Acambis whether the assets consist of property of one or different kinds and at such property value as the liquidator deems fair. With the like authority, the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

(e) Alternative of share capital

The Company may, by ordinary resolution, increase its capital, consolidate (or consolidate and then divide) all or any of its share capital into shares of a larger nominal amount than its existing shares and cancel any shares which, at the date of the passing of the ordinary resolution have not been taken, or agreed to be taken and reduce the amount of the Company’s share capital by the amount of the cancelled shares. Subject to the Companies Act 1985, the Company may also divide some or all of its existing shares into shares of a smaller nominal value by ordinary resolution and provide that as between the holders of the divided shares different rights and restrictions apply.

     The directors have the power to deal with any fractions of shares resulting from a consolidation, including selling any shares representing fractions for the best price reasonably obtainable and distributing the net proceeds of sale among shareholders in proportion to their fractional entitlements.

     The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company may, subject to the Companies Act 1985, the rules of the UK Listing Authority (if applicable) and to any special rights previously given to holders of existing shares, purchase any of its own shares (including redeemable shares).

     If recommended by the directors, the Company can by ordinary resolution capitalise any sum which is part of the Company’s reserves or which the Company is holding as net profits.

(f) Restrictions on shareholders

If any shareholder or any other person who the Company has reasonable cause to believe has an interest in the Company’s shares has been duly served with a statutory notice and has not, within 14 days, provided details of those who have an interest and the extent of their interest in that particular shareholding (the ‘Default Shares’), the shareholder shall not be entitled in respect of the Default Shares to attend or vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares or to exercise any other right in relation to general meetings of Acambis or meeting of the holders of any class of shares.

Where the Default Shares represent 0.25 percent or more (in nominal value or number) of the issued shares of a class, then the Company shall be entitled to withhold any dividend (or part thereof), any right to receive shares instead of a dividend or other money which would otherwise be payable in respect of the Default Shares. Where the Default Shares represent 0.25 percent or more (in nominal value or number) of the issued shares of a class, then no transfer of the Default Shares shall be registered unless the shareholder is not himself in default as regards supplying the information required and provides evidence, to the satisfaction of the directors, that no person in default as regards supplying such information is interested in any of the shares which are the subject of the transfer; or registration is required by the Uncertificated Securities Regulations 2001.

(g) Variation of rights

Subject to the Companies Act 1985 and to special rights previously given to holders of existing shares, Acambis may issue shares with any rights or restrictions attached to them. Rights or restrictions can be decided upon by either an ordinary resolution or as long as there is no conflict with any resolution, by the directors.

     Subject to the Companies Act 1985, the rights attached to any class of shares may be changed or abrogated, with the written approval of shareholders holding at least three quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

     The provisions of the Articles of Association relating to general meetings will apply to any such separate class meeting except that:

(i)	the necessary quorum is two shareholders in person or by proxy who own at least one third in nominal value of the issued shares of the class;

(ii)	if at an adjourned meeting, a quorum as defined is not present, one person who holds shares of the class, or his proxy, will be a quorum; and

(iii)	any shareholder who is present in person or by proxy can demand a poll at which every shareholder who is present in person or by proxy is entitled to one vote for every share he has of the class (but this is subject to any special rights or restrictions which are attached to any class of shares).

(h) Directors

(i)	Number

Subject to the passing of an ordinary resolution changing the provisions in the Articles of Association, the number of directors (other than alternate directors) shall not be subject to a maximum but shall not be less than two.

(ii)	Age

No person will be appointed a director or be required to stop being a director because he has reached a particular age. Notice of a meeting at which a resolution will be proposed to re-appoint or appoint a director who is age 70 or more must state the fact that the relevant director is aged 70 or more.

(iii)	Appointment

Directors may be appointed by ordinary resolution or by the board of Acambis and a director need not be a Shareholder. A director appointed by the board of Acambis holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting.

(iv)	Removal

In addition to any power to remove directors under the Companies Act 1985, the Company may pass an ordinary resolution to remove a director from office even though his time in office has not ended and may (subject to the Articles of Association) elect a person to replace a director who has been removed in this way by passing an ordinary resolution.

(v)	Retirement by rotation

At every annual general meeting, one third of the directors will retire by rotation and be eligible for re-election. If one-third is not a whole number, the number of directors to retire is the number nearest to but not greater than one third. The directors to retire will be, firstly, those who wish to retire and not offer themselves for re-election, secondly, those who have been directors longest since they were last elected. If there are directors who were last elected on the same date, and they cannot agree who is to retire, they must draw lots to decide. In addition, any director who would not otherwise be required to retire by rotation must retire by rotation at the third annual general meeting since his last appointment or re-appointment.

(vi)	Remuneration

The total fees paid to all of the directors must not exceed £300,000 per annum or such other higher amount as may from time to time be decided by ordinary resolution. The fees shall be distinct from salary, remuneration due in accordance with employment or executive office. Each director may be paid reasonable expenses incurred in attending and returning from board meetings, committee meetings, and general meetings or otherwise properly and reasonably incurred in connection with Acambis business or in the performance of his duties as a director. A director who resides abroad or otherwise performs services which in the opinion of the directors is outside the scope of ordinary duties of the director, may be paid extra remuneration by way of salary, commission or otherwise as the directors may determine.

(vii)	Pensions and gratuities for directors

The board of Acambis may provide pensions or other benefits to any director or former director of the Company, or any relation or dependent of such person.

Permitted interests—Subject to the provisions of the Companies Act 1985 and provided that a director discloses the nature and extent of his interest to the board, a director can do any one or more of the following:

•	be a party to, or otherwise interested in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest;

•	hold any other position (other than auditor) in the Company as well as being a director; and,

•	hold any position within any other Company in which the Company has an interest

Any director who is so interested does not have to account to the Company for any benefit he receives as a result of any of the above.

(viii)	When Director may count in quorum or vote

A Director can not vote or be counted in the quorum in relation to a resolution in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any interest of any person connected with him) to his knowledge is a material interest, otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company unless, the resolution concerns:

•	the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

•	any matter relating to an offer of shares, debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

•	any contract, transaction, arrangement or proposal to which the Company is or is to be a party relating to another company, including any subsidiary of the Company, in which he and any persons connected with him do not to his knowledge (directly or indirectly) hold an interest in shares whether as an officer or shareholder, creditor or otherwise representing one per cent. or more of any class of the equity share capital, or the voting rights, in that company;

•	any contract, transaction, arrangement or proposal concerning insurance, which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

(ix)	Benefit of employees

The directors may exercise powers to make provision for the benefit of employees or former employees of the Company or any of its subsidiaries in connection with the cessation or transfer of the whole or part of the business of the Company or that subsidiary.

(i) Borrowings

•	The directors may exercise all the Company’s powers to borrow money; to pledge or grant any security over all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities; and to give security for any debt, liability or obligation of the Company or of any third party.

•	The Directors will restrict the borrowings of the Company and exercise all voting and other rights, or powers of control exercisable by the Company in relation to its subsidiary undertakings so far as to secure (as regards subsidiary undertakings to the extent possible) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all moneys borrowed by the Company and its subsidiary undertakings (excluding amounts borrowed by any member of the Group from any other member of the Group) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed a sum equal to five times the adjusted capital and reserves (as detailed in the Company’s Articles of Association).

(j) Shareholders’ Meeting

Subject to the provisions of the Companies Act 1985, the annual general meeting is held once in every calendar year. The board of Acambis may call extraordinary general meetings at any time. At general meetings of Acambis two members present in person and who are entitled to vote is a quorum. Notice periods and the majorities required for the passing of resolutions are those provided for under the Companies Act 1985.

(k) Untraced shareholders

The Company may sell in such manner and for such price as the Directors think fit any share held by a member if:

(i)	for a period of six years before the giving of notices referred to in (iii) below no cheque, order or warrant for amounts payable in respect of the share, has been cashed by the member or person entitled by death or bankruptcy or otherwise by operation of law to the share and, so far as the Directors are aware, no communication in respect of the share has been received by the Company from such member or person and no such amount has been claimed by the person entitled to it;

(ii)	during that period at least two dividends (whether interim or final) in respect of the share have become payable;

(iii)	the Company has, after the expiration of that period, advertised in both a national daily newspaper published in the UK and in a newspaper circulating in the area of the last known address to which cheques, orders or warrants were sent and by notice to the Quotations Department of the London Stock Exchange if shares of the class concerned are listed or dealt in on that exchange, given notice of its intention to sell such share; and

(iv)	the Company has not during the further period of three months after the date of the advertisements referred to in (iii) above or of the last of the two advertisements to be published if they are published on different dates and prior to the sale of the share received any communication in respect of the share from the member or person concerned.

To sell any shares in this way, the directors may appoint anyone to transfer the shares. This transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase moneys nor will his ownership be affected even if the sale is irregular or invalid in any way.

The net proceeds of sale will belong to the Company which will be indebted to the former member. The Company must record the name of the shareholder, of (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts. The Company will not be a trustee of the money and will not be liable to pay interest on it. The Company can use the money, and any money earned by using the money, for its business or in any other way that the directors decide, but the money cannot be invested in the Company’s shares or in the shares of any holding company of the Company.

Quorum Requirement Exemption

In 2000, the Company obtained an exemption from the quorum standard for NASDAQ-listed companies set forth in NASDAQ Rule 4350(f). This standard requires that the quorum for meetings of shareholders be no less than 33 1/3% of the outstanding shares. NASDAQ granted an exemption on the grounds that this standard is contrary to generally accepted business practices in the United Kingdom.

     Pursuant to this exemption, the Company’s quorum standards, as set forth in the Company’s Articles of Association and summarised in paragraph (i) above, follow the relevant quorum standards applicable to companies in the United Kingdom. These standards provide for a quorum in the event that at least two persons entitled to vote upon the business to be transacted are present in person or by proxy at a shareholder meeting.

C	Material contracts

(a) US CDC agreements

In prior years, the Group was awarded two distinct contracts (ACAM1000 and ACAM2000) by the CDC to develop and manufacture smallpox vaccines for the purposes of countering the threat of bioterrorism.

ACAM1000 CONTRACT

This contract was awarded in September 2000, and incorporated two elements. First, to develop a new smallpox vaccine and, second, to produce and maintain a stockpile of vaccine doses. At the time of the initial award, the estimated value of the 20-year contract was $343m. This value made certain assumptions concerning price per dose, the shelf-life of the vaccine and that 40 million doses of the ACAM1000 vaccine would be produced and a stockpile maintained for 20 years. Following the terrorist events of September 11, 2001, the CDC requested that Acambis increase the scale of the vaccine manufacturing process so that it would result in the delivery of 54 million doses under IND product rather than 40 million doses.

     The Group was required to sustain a production capability throughout the 20-year life of the contract, both to replace outdated doses and to be able to respond to increased demand as required. The exclusive commercial rights to the smallpox vaccine developed under this contract with the CDC are retained by Acambis.

During 2004, the Group recorded turnover in relation to this contract of £1.4m (2003 – £2.2m, 2002 – £17.7m) for R&D costs incurred by the Group and funded by the CDC.

ACAM2000 CONTRACT

In November 2001, Acambis was awarded a second contract by the CDC to develop, manufacture, deliver and store 155 million doses of ACAM2000 vaccine. The initial value of this contract, which carries a fixed price, is $428m (approximately £234m). This contract is divided into two principal components: funding to take the vaccine through clinical trials to FDA licensure; and manufacture of the vaccine. The funding for the R&D element was received over 2002 and 2003, whereas the funding for the manufacture is received on delivery of the vaccine, which started during 2002.

DOWN-SELECTION OF ACAM1000 CONTRACT

In May 2003, the US Government decided to consolidate all the future R&D and manufacturing activities associated with Acambis’ two existing smallpox vaccine contracts under a single contract. The CDC indicated that it no longer required Acambis to manufacture and deliver 54 million doses of ACAM1000 vaccine and instead intended to place orders for 54 million doses of ACAM2000 vaccine during 2003 and 2004. The CDC’s decision to terminate the ACAM1000 contract for convenience enabled Acambis to focus both manufacturing and clinical trial resources on a single production and development programme.

     Acambis’ activities in this area, therefore, focused on the ACAM2000 contract, having completed many of the required ACAM1000 development activities and nearly all of the work related to the ACAM1000 Phase II clinical trials. The delivery of 155 million doses of ACAM2000 smallpox vaccine to the CDC was completed in Q1 2004. Under UK GAAP revenue for this contract was fully recognised at this time whilst under US GAAP, because certain batches did not meet all the revenue recognition criteria, costs and revenues for the contract were not fully recognised at December 31, 2004. Acambis received an order for 27.5 million doses in 2003 and delivered those doses in 2004.

     During 2004, the CDC indicated that they did not intend to place an additional order for the remaining 26.5 million doses of ACAM2000 that had been anticipated. Acambis and the CDC are currently in negotiations for the provision of smallpox vaccine under a ‘warm base manufacturing’ contract that would allow the CDC to order ACAM2000 to replace outdated doses and respond to increased demand, but no contract has yet been signed. Acambis holds the exclusive commercial rights to the smallpox vaccine developed under this contract with the CDC.

Turnover of £66.5m has been recorded in 2004 in relation to this contract (2003 – £145.9m, 2002 – £58.2m).

(b) US NIAID contracts

In February 2003, Acambis was awarded a $9.2m contract by NIAID, part of the NIH, to develop a new MVA vaccine, deliver several thousand doses of the vaccine to NIAID and conduct a Phase I clinical trial in healthy adults. The contract is structured on a ‘cost plus fixed fee’ basis. For this contract, Acambis partnered with Baxter Healthcare Corporation, its strategic partner, such that Baxter will manufacture the doses of vaccine at their manufacturing site. Acambis is acting as the prime contractor and Baxter as sub-contractor, leveraging each other’s strengths and capabilities.

     In September 2004, Acambis was one of two companies to win a second US Government contract for the development and manufacture of investigational MVA vaccine from the NIAID. As with the first contract, Acambis is co-developing its MVA vaccine candidate with Baxter. The contract is potentially worth up to $131m. Under the principal part of this contract, worth approximately $76m, Acambis is conducting a series of clinical trials and demonstrating its ability to scale up the production process by delivering 500,000 doses of vaccine. The second part of the contract, which is an option awardable at the discretion of the NIH, would be worth approximately $55m and require delivery of a further 2.5m doses of MVA vaccine.

     Turnover of £1.9m was recorded under this contract in 2004 (2003 – £3.5m, 2002 — £nil).

(c) Baxter agreements

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

• Acambis granted Baxter an option to be its marketing partner for the yellow fever vaccine, ARILVAXTM in the US (subject to approval from Chiron). This option expired in December 2003; and

• Baxter licensed to Acambis the rights to use Baxter’s novel Vero-cell technology in exchange for royalty payments to Baxter. This currently applies to the production of Acambis’ ChimeriVax-JE, ChimeriVax-West Nile and smallpox vaccines.

Under the terms of the agreement entered into in December 2000, the Group received income of £nil (2003 – £nil, 2002 – £1.3m) in relation to Baxter’s share of the commissioning of Acambis’ manufacturing plant. This income was netted off against R&D costs on the face of the UK GAAP profit and loss account.

ACAM2000 SUB-CONTRACT

In November 2001, Acambis entered into a sub-contract with Baxter for the purchase of crude bulk smallpox vaccine and the subsequent assembly of various components into multi-dose kits of smallpox vaccine.

CANTON LONG-TERM LEASE FINANCE FACILITY

In December 2001, Acambis entered into a long-term lease-finance facility with Baxter in respect of Acambis’ manufacturing plant. Further details of this facility are described within ’Financial liabilities’ in note 23 to the financial statements in Item 17.

ACAM2000 DISTRIBUTION AGREEMENT

In December 2002, Acambis entered into a distribution, manufacturing and licence agreement with Baxter, giving Baxter exclusive distribution rights for ACAM2000 smallpox vaccine in all countries of the world, excluding the US and the UK. In 2004, turnover of £9.3m (2003 – £14.1m, 2001 – £0.7m) was recorded under this agreement.

MVA SUB-CONTRACT

As noted above in (b), Baxter is a manufacturing sub-contractor with respect to the MVA contract with the NIAID.

(d) Evans Vaccines agreement

In September 1999, the Group entered into an agreement with Medeva Pharma Limited to obtain regulatory approval in the US for ARILVAXTM yellow fever vaccine. Medeva Pharma Limited assigned this agreement to Evans Vaccines Limited, a wholly-owned subsidiary of Chiron Vaccines, in October 2000. The timelines and regulatory strategy are currently the subject of discussion between the companies. The Group is funding 100% of the costs of the clinical trials and regulatory submission. As described in note 20 to the financial statements in item 17, ‘Creditors: amounts falling due within one year’, the costs are being partly financed through an overdraft facility up to a maximum of $7m, being underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAXTM in the US, whilst still retaining an option to buy back 50% of the profits from the US sales in return for refunding to the Group the costs the Group has incurred on the ARILVAXTM programme. No turnover was recorded in 2004 (2003 – £nil, 2002 – £nil) under this agreement.

(e) Berna Biotech supply agreement

In August 2003, Acambis acquired BPC. BPC has exclusive North American sales and distribution rights, up to 2010, to Vivotif®, an oral typhoid vaccine manufactured by Berna Biotech AG. Licensed in over 50 countries around the world and the only orally administered typhoid vaccine currently available, Vivotif®has been registered and sold in the US since 1990 and Canada since 1994. BPC employs 15 people, with operations in Miami and Toronto, from where it promotes and distributes Vivotif®to customers throughout North America.

     The Group paid amounts of £1.7m in 2004 in relation to this contract (2003 — £0.3m, 2002 - £nil).

(f) Fill and finish facility acquisition agreement

In May 2005, Acambis acquired a lyophilisation and fill and finish facility from BioReliance Corporation based in Rockville, MD through an asset purchase agreement. Acambis made an upfront payment of $3.0m in May 2005 with an additional $4.5m payable over a period of 12 years, until 2018.

     The facility was designed to produce liquid and lyophilised material at a scale sufficient for clinical trials. Acambis plans to undertake a $4-6m expansion programme to establish GMP-compliant fill and finish operations at a commercial scale suitable for many of the vaccines in its development pipeline.

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

EXCHANGE RATE INFORMATION

References in this Form 20-F to ’US dollars’, ’$’, or ’¢’ are to the currency of the United States. References to pounds ’sterling’, ’pounds’, ’£’, ’pence”’ or ’p’ are to the currency of the United Kingdom. There are 100 pence to each pound. Solely for your convenience, this report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be taken as assurances that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

The table below sets forth, for the periods and dates indicated the exchange rate for the US dollar against the pound based on the noon buying rate, expressed in dollars per pound sterling. The period average is based on the average of the noon buying rates on the last day of each month during the period.

	Period	Period
	Average	End	High	Low

Year ended December 31, 2000	1.5163	1.4938	1.6522	1.4002
2001	1.4400	1.4555	1.5047	1.3726
2002	1.5035	1.6095	1.6095	1.4092
2003	1.6453	1.7905	1.7905	1.5497
2004	1.8355	1.9199	1.9492	1.7854

Monthly high and low rates (for the last full six months) are:
December 2004 January 2005			1.8932	1.8593
February 2005			1.9257	1.8561
March 2005			1.9311	1.8702
April 2005			1.9168	1.8722
May 2005			1.9046	1.8215

As of May 27, 2005, the spot exchange rate for pounds sterling was $1.8235.

E	Taxation

UK TAX CONSEQUENCES OF OWNING ACAMBIS SHARES

TAXATION OF DIVIDENDS

There is no withholding tax on dividends paid by a UK company. Under the provisions of the income tax convention which came into force between the UK and the US in relation to dividends paid after May 1, 2003, payments in respect of tax credits are no longer made to US holders on dividends paid by UK companies.

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

     The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US Holder, in the case of shares, or by the Depositary (or its Custodian), in the case of ADRs, regardless of whether the dividend payment is converted into US dollars. Foreign currency exchange gain or loss, if any, realised on a subsequent sale or other disposition of pounds generally will be treated as US source ordinary income or loss to the US Holder.

     Dividends received on the shares or ADRs generally will be foreign source passive income for US foreign tax credit purposes and generally will not be eligible for the dividends received deduction allowed to US corporations under Section 243 of the Code.

     Dividends paid by the Company to an individual US Holder which constitute ’qualified dividend income’ will be subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations paid prior to January 1, 2009 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradable on an established securities market in the US, including NASDAQ, or (b) such corporation is eligible for the benefits of the Treaty. The Company believes that it is eligible for the benefits of the Treaty. Dividends, however, will not qualify for the reduced rate if the Company is treated for the tax year in which dividends are paid (or in the prior year) as a ’passive foreign investment company’ for US federal income tax purposes. While the Company does not believe it is a passive foreign investment company, see the discussion below at ‘Tax Consequences of PFIC Status’. Accordingly, dividend distributions with respect to the Company’s shares or ADRs should be treated as qualified dividend income eligible for the reduced 15% US federal income tax rate. However an individual US Holder will not be entitled to the reduced rate unless the holder meets certain holding period requirements. Any days during which such a US Holder has diminished its risk of loss on the shares or ADRs are not counted towards meeting such requirement. In addition, an individual US holder will not be entitled to the reduced rate on dividends to the extent such US Holder is under an obligation to make related payments on substantially similar or related property; or such US Holder elects to treat the dividend income as ’investment income’ pursuant to Section 163(d)(4) of the Code.

TAXATION OF CAPITAL GAINS

Subject to the discussion below at ‘Tax Consequences of PFIC Status’, upon a sale, exchange or other disposition of shares or ADRs, a US Holder will recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis (determined in US dollars) in such shares or ADRs. Generally, such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the US Holder’s holding period for such shares or ADRs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gains of a non-corporate US Holder are generally subject to a maximum tax rate of 15%. The deductibility of a capital loss recognised on the sale or exchange of shares or ADRs is subject to limitations.

     If the shares or ADRs are publicly traded, a disposition of such shares or ADRs will be considered to occur on the ’trade date’, regardless of the US Holder’s method of accounting. A US Holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale on the date that the sale settles. However, a US Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale on the ’trade date’ and, therefore, may realise a foreign currency gain or loss, unless such US Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US Holder that receives foreign currency upon the sale or exchange of the shares or ADRs and converts the foreign currency into US dollars subsequent to receipt will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. A foreign exchange gain or loss will generally be US source ordinary income or loss.

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

     If the Company were a PFIC, and a US Holder did not make an election to treat it as a ’qualified electing fund’ (as described below):

•	excess distributions to a US Holder would be taxed in a special way. ‘Excess distributions’ are amounts received by a US Holder with respect to shares in any taxable year that exceed 125% of the average distributions received by such US Holder in the shorter of either the three previous years or such US Holder’s holding period before the present taxable year. Excess distributions must be allocated rateably to each day that a US Holder has held stock. A US Holder must include amounts allocated to the current taxable year and to years prior to becoming a PFIC in its gross income as ordinary income for that year. A US Holder must pay tax on amounts allocated to each other taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;

•	the entire amount of gain realised by a US Holder upon the sale or other disposition of ordinary shares also will be treated as an excess distribution and will be subject to taxation and an interest charge as described above; and

•	the tax basis in shares of shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.

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

     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, using the information provided in the PFIC annual information statement, to such shareholder’s timely filed US federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 with such shareholder’s US federal income tax return every year. The Company will make available to US Holders upon request the annual information statement to make a QEF election and report inclusions there under.

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

The Company believes that it is not currently a PFIC and it does not anticipate becoming a PFIC. This belief is based in part on the Company’s market capitalisation and the rules applicable to valuing the assets of publicly traded companies. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. A decline in market capitalisation or a significant increase in the amount of royalty income the Company receive could cause the Company to become a PFIC. Accordingly, the Company cannot assure you that it will not be treated as a PFIC in future years.

     US Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC. US Holders are urged to consult their tax advisors about the PFIC rules, including the advisability of choosing to make QEF or ’retroactive QEF’ election and the availability of the mark-to-market election.

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

Certain documents referred to in this Form 20-F are available for inspection at the registered office of the Company .

I	Not applicable

Item 11 Quantitative and qualitative disclosures about market risk

FINANCIAL INSTRUMENTS

The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts, short- and long-term debtors receivable under the Canton settlement and various items, such as trade debtors and trade creditors, which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.

     The main risks arising from the Group’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group’s objectives and policies for managing each of these risks. Details of the Group’s objectives and policies, both during the year and since the year end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year. The Group’s short-term debtors and creditors are excluded from the disclosures, other than currency risk disclosures.

FOREIGN CURRENCY RISK

The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group’s net investment in, and reported profits from, foreign subsidiaries when translated into sterling. In addition, the UK trading subsidiary enters into contracts in a variety of foreign currencies.

     The Group had overall surplus cash funds throughout the year, but had to determine in which currency to hold cash available for working capital and surplus funds. This was done with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return, whilst mitigating the risk of fluctuations in the Group’s net assets, when reported in sterling.

     From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. In 2004 the Group took out forward contracts for known significant foreign currency transactions only. Following settlement of the Canton agreement for $19m in 2004, the Group took out forward contracts to sell $19m and buy sterling at forward exchange rates of between 1.77 and 1.79. There was a forward contract to sell dollars and buy sterling outstanding at the year end. This was for $5m and was settled in January 2005, at a rate of 1.75235. At December 31, 2004, the fair value of the forward contract, estimated using year-end exchange rates was £0.3m. Under the Group’s accounting policy, this gain was recognised in the profit and loss account as another debtor, matching exchange losses on the hedged transaction.

     During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year end.

     Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the profit and loss account. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

     The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency net of forward contracts hedging these exposures.

NET FOREIGN CURRENCY MONETARY ASSETS

2004
	Sterling	US dollar	Euros	Total
	£m	£m	£m	£m

Functional currency of Group operation:
Sterling	—	12.4	0.9	13.3
Dollars	11.3	—	5.7	17.0

	11.3	12.4	6.6	30.3

2003
	Sterling	US dollar	Euros	Total
	£m	£m	£m	£m

Functional currency of Group operation:
Sterling	—	11.9	5.5	17.4
Dollars	29.0	—	—	29.0

	29.0	11.9	5.5	46.4

INTEREST RATE RISK

The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit, or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used (see below). The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained. No interest is receivable on certain long-term debtors arising from the Canton settlement agreement.

LIQUIDITY RISK

The Board monitors the level of cash and liquid resources on a regular basis, and management on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately 60% of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short-term, and a maximum investment with any one counter-party of £20m.

FINANCIAL ASSETS

The Group had cash and liquid resources of £101.8m at 31 December 2004 (2003 — £125.2m). The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 30% of the Group’s cash and liquid resources are available for use with a day’s notice, with the remainder being invested on deposits of up to 12 months. In addition, the Group had (before discounting) £2.6m (being £2.4m after discounting) owing from Baxter in 2006 as part of the Canton settlement (see note 4iv, within Item 17). The Group also held shares in Medivir AB (see note 16, within Item 17), an investment which did not subject the Group to interest rate risk as it had no maturity date. These were sold in 2004 to realise the cash value of the asset.

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL ASSETS

	Fixed	Floating	Total	Fixed	Floating	Total
	Interest rate	Interest rate	2004	Interest rate	Interest rate	2003
	£m	£m	£m	£m	£m	£m

Sterling	70.7	16.6	87.3	68.9	17.9	86.8
Dollars	0.2	13.4	13.6	8.4	24.5	32.9
Euros	0.7	0.2	0.9	5.3	0.2	5.5

Total cash and liquid resources	71.6	30.2	101.8	82.6	42.6	125.2

FINANCIAL LIABILITIES

The Group has a dollar-denominated overdraft facility, as explained in note 20, within Item 17, which was fully utilised at December 31, 2004 (2003 – fully utilised). Interest on the facility is charged at 0.35% per annum above the bank base rate for dollars.

     The Group has a $40m (c. £21m) finance lease facility. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001 the Group drew down $18.6m (£14.0m) and has made no further draw-downs from the facility.

     The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.

     The non-interest bearing deferred and contingent liability in relation to the acquisition of BPC is included within creditors (see notes 20 and 21, within Item 17).

PROFILE OF THE GROUP’S FINANCIAL LIABILITIES

The maturity profile of the overdraft facility and the future minimum finance lease obligations (net of finance charges) to which the Group is committed are as follows:

			Deferred and
	Overdraft	Finance	contingent	Total	Overdraft	Finance	Total
	facility	lease	consideration	2004	facility	lease	2003
	£m	£m	£m	£m	£m	£m	£m

Within one year	3.6	3.1	1.7	8.4	3.9	3.0	6.9
Between one and two years	—	3.1	0.5	3.6	—	4.0	4.0
Between two and five years	—	3.2	—	3.2	—	5.6	5.6

	3.6	9.4	2.2	15.2	3.9	12.6	16.5

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL LIABILITIES

	Fixed	Floating	Non interest	Total	Fixed	Floating	Total
	interest rate	interest rate	bearing	2004	interest rate	interest rate	2003
	£m	£m	£m	£m	£m	£m	£m

Amounts outstanding	9.4	3.6	2.2	15.2	12.6	3.9	16.5

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

There is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at 31 December, 2004. Fair values have been calculated by discounting cash flows at prevailing interest rates.

MINIMUM FUTURE LEASES

The Group leases its property and certain equipment under non-cancellable operating agreements, which expire at various dates until 2023. The future amounts payable under current lease commitments at December 31, 2004 were as follows:

Total
£m

2005	1.7
2006	1.1
2007	0.7
2008	0.7
2009	0.6
Thereafter	7.8

Total	12.6

Item 12 Not applicable

Item 13 None

Item 14 Not applicable

Item 15 Controls and procedures

The Board has applied principle C.2 of the Combined Code by establishing a process for identifying, evaluating and managing the significant risks the Group faces. This process has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system manages rather than eliminates the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurances against material misstatement or loss.

     The Board regularly reviews the risks to which the business is exposed and the controls in place to mitigate those risks. It delegates the operational management of the business risk process to the Executive Directors, who in turn have put in place a specific working group comprising senior management from different areas of the business to carry out reviews on a periodic basis. From 2005, the Operations Committee, which has oversight of the day-to-day operational activities of Acambis, will review the work of that group.

     Following the appointment of David Lawrence as CFO in 2004, the Group strengthened its internal controls by restructuring the global finance team, and recruiting additional qualified financial staff into key areas.

     In compliance with provision C.2.1 of the Combined Code, the Board reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all material controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report considering all significant aspects of internal control arising during the year, including the need to have an internal audit function. The Audit Committee assists the Board in discharging its review responsibilities.

     Acambis complied throughout 2004 with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code published in July 2003 by the Financial Reporting Council, except in those areas highlighted below.

PROGRESS MADE SINCE PUBLICATION
	CODE PROVISION	OF THE 2003 ANNUAL REPORT
A	DIRECTORS

A.3.2	At least half the Board, excluding the Chairman, should comprise independent Non-Executive Directors	Not compliant for periods January 1, 2004 to March 25, 2004 or August 31, 2004 to October 1, 2004. Compliant for period between March 25, 2004 to August 31, 2004 and since the appointment of Dr Randal Chase to the board on October 1, 2004.

A.4.1	The terms of reference for the Nominations Committee should be available on the Company’s website	Whilst the terms of reference were available for inspection during the year, they were not available on Acambis’ website until late 2004.

B	REMUNERATION

B.2.1	The terms of reference for the Remuneration Committee should be available on the Company’s website	Whilst the terms of reference were available for inspection during the year, they were not available on Acambis’ website until late 2004.

	A statement on whether remuneration consultants have any other connection with the company should be available on the company’s website	Disclosure made within Item 6C Board Practices – ‘Remuneration Committee’ section. Statement available on the company’s website from early 2005.

	The remuneration committee should be comprised of independent Non-Executive Directors only	Compliant from May 11, 2004 when Alan Smith (Chairman) stood down from membership of the Remuneration Committee.

C	ACCOUNTABILITY AND AUDIT

C.3.1	The Audit Committee should be comprised of independent Non-Executive Directors only	Compliant from March 25, 2004 when Alan Smith (Chairman) stood down from membership of the Audit Committee.

C.3.3	The terms of reference for the Audit Committee should be available on the Company’s website	Whilst the terms of reference were available for inspection during the year, they were not available on Acambis’ website until late 2004.

C.3.4	Arrangements should be in place for the reporting and management of concerns raised by staff about possible financial or other improprieties	In November 2004, the Audit Committee approved a Whistleblowing Policy, which will be rolled out to the Group during 2005.

     As of the date of this Annual Report, based on the assessment of the Board of Directors, there were no changes in the Group’s internal controls or in other factors that could significantly affect adversely these controls subsequent to the date of their evaluation.

Item 16A Audit committee financial expert

Ross Graham was appointed to the Board of Acambis as a Non-executive Director on March 25, 2004 and was also appointed at that time as Chairman of the Audit Committee. Mr Graham is considered to be an independent Non-executive Director. He meets the requirements of an ’audit committee financial expert’, having been a qualified Chartered Accountant for over 30 years, having served as Chief Financial Officer of Misys plc, a company quoted on the LSE, until 1998, and having served as Audit Committee Chairman on the Board of Wolfson Microelectronics plc since September 2003.

Item 16B Code of ethics

The Group has complied with the provision of the Code of Best Practice set out in Section 1 of the UK Combined Code throughout 2004, and applied the Principles of Good Governance as set out within the Combined Code. Additionally, the Group applied an informal financial code of ethics throughout 2004, and a formal code of conduct and ethics for senior financial officers will be adopted by July 31, 2005. This code will meet the requirements of the Sarbanes-Oxley Act 2002 and the requirements of the NASDAQ National Market.

Item 16C Principal accountant fees and services

During 2004, the Group obtained services from its Auditors and paid them fees as follows: £145,000 in relation to statutory audit (2003 – £121,000, 2002 – £63,000); £75,000 in relation to audit-related regulatory reporting (2003 – £53,000, 2002 – £14,000); £nil in relation to due diligence services (2003 – £27,000, 2002 – £nil); £17,000 in relation to further assurance services (2003 – £nil, 2002 – £23,000); £60,000 in relation to tax compliance services (2003 – £139,000, 2002 – £100,000); and £170,000 in relation to tax advisory services (2003 – £29,000, 2002 – £nil).

     The Audit Committee follows an Audit and Non-Audit Services Pre-Approval practice, which applies to the Group’s primary auditors and any other firm serving as an auditor to any entities in the Group. The Audit Committee has delegated the pre-approval of non-audit services to be performed by the primary auditors to the Audit Committee Chairman, and, where appropriate the Audit Committee Chairman refers back to the full Audit Committee for approval. The policy requires all audit engagements to be approved by the Audit Committee Chairman or by the full Audit Committee. It prohibits Group entities from engaging the auditors in activities prohibited by the SEC. The practice permits the auditors to be engaged for other services provided the engagement meets the criteria of pre-approved activities and is notified to the Audit Committee.

Item 16D Not applicable

Item 16E Not applicable

Item 17 Financial statements

DIRECTORS’ RESPONSIBILITIES

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF ACAMBIS PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, consolidated cash flow statement and statement of total recognised gains and losses present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in note 1, the Group changed its method of accounting for employee share ownership trusts and employee share schemes in 2004, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at December 31, 2003 and 2002 and for the years then ended.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

     PricewaterhouseCoopers LLP
     Cambridge, England
     June 28, 2005

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

				2003		2002
		2004		Restated		Restated
	Notes	£m		£m		£m

Turnover	2	85.5		169.1		79.7
Cost of sales		(34.3)		(98.4)		(49.2)

Gross profit		51.2		70.7		30.5
Research and development costs		(28.9)		(19.9)		(16.5)
Sales and marketing costs		(2.7)		(1.3)		—
Administrative costs (including amortisation of goodwill)	3	(5.1)		(4.5)		(4.3)
Exceptional administrative item: Canton plant impairment	3,4	(1.9)		—		—
Exceptional administrative item: restructuring costs	3,4	(0.7)		—		—
Exceptional administrative item: settlement of BTG agreement	3,4	—		(7.4)		—

Total administrative costs		(7.7)		(11.9)		(4.3)
Exceptional other operating income: settlement of Canton agreement	4	10.2		—		—

Group operating profit		22.1		37.6		9.7
Interest receivable and similar income	5	4.8		2.1		0.7
Amounts released/(provided) against fixed asset investment	6	—		0.5		(0.1)
Loss on disposal of fixed asset investment	6	(0.1)		—		—
Interest payable and similar charges	7	(0.9)		(1.0)		(1.2)
Exchange gain on foreign currency borrowings	20	0.3		0.4		0.5

Profit on ordinary activities before taxation	8	26.2		39.6		9.6
Taxation	11	(6.4)		(3.9)		—

Profit on ordinary activities after taxation (being retained profit for the financial year)		19.8		35.7		9.6

Earnings per ordinary share (basic)	12	18.6	p	34.7	p	10.0	p
Earnings per ordinary share (fully diluted)	12	18.2	p	34.2	p	9.7	p

A statement of movements on reserves is given in note 25.

The accompanying notes are an integral part of this Group profit and loss account.

All amounts in 2004 arise from continuing operations.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

		2003	2002
	2003	Restated	Restated
	£m	£m	£m

Profit for the year	19.8	35.7	9.6
(Loss)/gain on foreign currency translation	(2.5)	(3.8)	1.3

Total recognised gains and losses for the financial year	17.3	31.9	10.9

The accompanying notes are an integral part of this Group statement of total recognised gains and losses.

GROUP BALANCE SHEETS AT DECEMBER 31, 2004 and 2003

			2003
		2004	Restated
	Notes	£m	£m

Fixed assets
Intangible assets	14	16.0	18.4
Tangible assets	15	17.5	21.0
Investments	16	—	0.8

		33.5	40.2

Current assets
Stock	17	6.0	18.2
Debtors: amounts receivable within one year	18	15.6	12.3
Debtors: amounts receivable after one year	19	2.5	0.1
Short-term investments		70.9	62.0
Cash at bank and in hand		30.9	63.2

		125.9	155.8
Creditors: amounts falling due within one year	20	(46.2)	(96.9)

Net current assets		79.7	58.9

Total assets less current liabilities		113.2	99.1
Creditors: amounts falling due after one year	21	(6.8)	(12.3)
Provisions for liabilities and charges
Deferred taxation	11	(0.1)	—
Investment in joint venture:	22
– share of assets		0.6	0.9
– share of liabilities		(0.9)	(1.2)

		(0.3)	(0.3)

Net assets		106.0	86.5

Capital and reserves
Called-up share capital	24	10.7	10.6
Share premium account	25	97.8	96.0
Profit and loss account	25	(2.5)	(20.1)

Shareholders’ funds – all equity	26	106.0	86.5

The accompanying notes are an integral part of this Group balance sheet.

COMPANY BALANCE SHEETS AT DECEMBER 31, 2004 and 2003

			2003
		2004	Restated
	Notes	£m	£m

Fixed assets
Investments	16	15.0	15.0

Current assets
Debtors: amounts receivable within one year	18	1.2	—
Debtors: amounts receivable after one year	19	26.7	28.0
Short-term investments		53.9	35.0
Cash at bank and in hand		34.2	43.9

		116.0	106.9
Creditors: amounts falling due within one year	20	(17.9)	(14.6)

Net current assets		98.1	92.3

Total assets less current liabilities		113.1	107.3

Net assets		113.1	107.3

Capital and reserves
Called-up share capital	24	10.7	10.6
Share premium account	25	97.6	95.8
Profit and loss account	13,25	4.8	0.9

Shareholders’ funds – all equity		113.1	107.3

The accompanying notes are an integral part of this Company balance sheet.

GROUP CASHFLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

			2003	2002
		2004	Restated	Restated
	Notes	£m	£m	£m

Net cash (outflow)/inflow from operating activities	27	(19.5)	119.1	(6.2)

Returns on investment and servicing of finance
Interest received		4.3	2.0	0.7
Interest paid		(0.1)	(0.1)	(0.1)
Interest element of finance lease payments		(0.7)	(0.8)	—

Net cash inflow from returns on investments and servicing of finance		3.5	1.1	0.6

Taxation		(1.6)	(5.8)	0.1

Capital expenditure and financial investment
Purchase of tangible fixed assets		(3.6)	(6.0)	(11.5)
Proceeds of sale of fixed asset investments		0.7	—	—
Proceeds from sale of fixed assets		0.2	—	—

Net cash outflow from capital expenditure and financial investment		(2.7)	(6.0)	(11.5)

Acquisitions and disposals
Purchase of Berna Products Corporation (net of cash acquired)	14	(0.3)	(3.9)	—

Net cash outflow from acquisitions and disposals		(0.3)	(3.9)	—

Net cash (outflow)/inflow before management of liquid resources and financing		(20.6)	104.5	(17.0)

Management of liquid resources	28	(9.5)	(61.9)	—

Financing
Net proceeds from issue of new shares
– Baxter subscription		—	7.0	7.0
– Other		1.9	1.9	0.8
Capital element of finance lease repaid		(2.5)	—

Net cash (outflow)/inflow from financing		(0.6)	8.9	7.8

(Decrease)/Increase in cash for the financial year	28	(30.7)	51.5	(9.2)

The accompanying notes are an integral part of this Group cash flow statement.

NOTES TO THE GROUP FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with FRS 18, ‘Accounting Policies’, and have been consistently applied (with the exception of changes made in order to comply with new accounting standards), is set out below.

BASIS OF ACCOUNTING

The preparation of the financial statements requires Acambis to make estimates and judgments that affect the reported amount of net assets at the date of the financial statements and the reported amounts of revenues and expenses during the period.

     The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and UK GAAP.

CHANGE IN ACCOUNTING POLICY

The Group has adopted UITF 17 (revised 2003), ‘Employee share schemes’ and UITF 38, ‘Accounting for ESOP Trusts’ in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior-year adjustments are set out in note 25.

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

TURNOVER

Group turnover comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra- Group transactions) derived from contract research fees and licence fees receivable from third parties in the normal course of business. Revenue from product sales is recognised when the risks and rewards of ownership have been transferred to the customer. The Group applies the criteria set out in FRS5 Application Note G in determining whether revenue may be recognised on ‘bill and hold’ transactions entered into by the Group. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognised over the period over which the services are performed. Contract research fees are recognised in the accounting period in which the related work is carried out. Milestones receivable are recognised when they fall contractually due.

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

     The smallpox vaccine contract with the CDC awarded in November 2001 is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D programme. This arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately as the Group does not consider that the criteria for ‘unbundling’ of contracts set out in FRS5 Application Note G have been met. Turnover and profits are recognised according to the extent of performance under the contract, as described above. Manufacturing costs are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognised as incurred.

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

INTANGIBLE ASSETS – GOODWILL

Goodwill arising on the acquisition of subsidiary undertakings, representing the excess of fair value of the consideration given over the fair value of the identified assets and liabilities acquired, is capitalised and written off on a straight-line basis over its useful economic life. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest-bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction and taking account of the risk/likelihood of the payment being made. The carrying values of goodwill and intangible assets are subject to review and any impairment is charged to the profit and loss account.

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

INVESTMENTS

The Group’s fixed asset investments are shown at cost less any provision for impairment.

JOINT VENTURE UNDERTAKINGS

Joint ventures are dealt with by the gross equity method. The Group’s share of revenues and operating losses for the joint venture is included in the Group profit and loss account and the Group’s share of gross assets and liabilities is included in the Group balance sheet.

SHORT-TERM INVESTMENTS

Bank deposits, which are not repayable on demand, are treated as short-term investments in accordance with FRS1, ‘Cash flow statements’. Movements in such investments are included under ‘management of liquid resources’ in the Group’s cash flow statement.

STOCK, EXCLUDING LONG-TERM CONTRACTS

Stock is stated at the lower of cost and net realisable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving or defective stock.

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

     Assets and liabilities of overseas subsidiaries and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling are taken directly to reserves and reported in the statement of total recognised gains and losses.

     Where financing of a foreign subsidiary through long-term loans and deferred trading balances is intended to be as permanent as equity, such loans and inter-company balances are treated as part of the net investment and, as such, any exchange differences arising are dealt with as adjustments to reserves.

FINANCIAL INSTRUMENTS

From time to time, the Group attempts to reduce its foreign currency exposure using forward planning of currency requirements for US dollars and UK sterling, and entering into forward rate currency contracts as appropriate (see note 23). The Group does not enter into any other derivative transactions. Forward currency contracts are valued by taking the difference between the foreign currency amount of the forward contract translated at the forward rate at the date of inception, and the amount translated at the balance sheet rate.

     The Group makes certain deposits in foreign currencies for fixed terms (known as ‘dual currency deposits’), which, at the option of the bank, mature in that foreign currency or are converted to sterling at a pre-agreed exchange rate. These deposits are translated at the lower of the exchange rate ruling at the balance sheet date and the pre-agreed rate implicit in the contract such that the deposit is held at the lower of cost and market value. Interest is recognised on an accruals basis.

EMPLOYEE SHARE OPTION SCHEMES

In accordance with UITF 17 (revised 2003), ‘Employee Share Schemes’, the cost of awards to employees of share options is charged to the profit and loss account on a straight-line basis over the period to which the performance relates, based on an assessment of the probability of the performance criteria being met. The cost of such awards is calculated as the difference between the fair value of the shares at the date of the grant and the exercise price of the option. In accordance with UITF 25, ‘National Insurance contributions on share option gains’, the Group makes charges to the profit and loss account for the potential employer’s National Insurance liability on options granted, spread over the vesting period of those options. This liability has been discharged to employees except for grants of LTIPs made before October 2001.

Employee Share Ownership Plan (ESOP) TRUST

The Group has adopted UITF 38 ‘Accounting for ESOP Trusts’ in the financial statements. The Company recognises the assets and liabilities of the ESOP trust in its own accounts, and shares held by the trust are recorded at cost as a deduction in arriving at shareholders’ funds until such time as the shares vest unconditionally to employees.

2 SEGMENTAL INFORMATION

TURNOVER

The Group’s turnover comprises product sales, licence fees, contract research fees and milestone payments. One customer, the CDC, accounted for 84% and 88% of Group turnover in 2004 and 2003 respectively. The Directors are of the opinion that the Group has only one class of business.

     The geographical analysis of turnover by origin and customer location, profit/(loss) on ordinary activities before taxation and net assets/(liabilities) is as follows:

	Europe			North America
		2003	2002		2003	2002
	2004	Restated	Restated	2004	Restated	Restated
	£m	£m	£m	£m	£m	£m

Turnover by customer location	8.9	14.1	0.8	76.6	155.0	78.9
Turnover by origin	8.5	14.1	0.8	77.0	155.0	78.9
Profit/(loss) on ordinary activities before taxation	31.5	(0.7)	(2.7)	(5.3)	40.3	12.3

Net assets/(liabilities)	105.9	80.1	52.8	0.1	6.4	(7.3)

In 2004, sales to Europe represented 10% and sales to North America represented 90% of total sales.

     Profit on ordinary activities before taxation in 2004 includes net income from exceptional items of £7.6m (see note 4) (2003 – charge of £7.4m, 2002 –£nil), of which £1.8m (2003 – charge of £5.3m, 2002 –£nil) is included within Europe and £5.8m (2003 – charge of £2.1m, 2002 — £nil) is included within North America.

3 ADMINISTRATIVE COSTS

		2003	2002
	2004	Restated	Restated
	£m	£m	£m

Administrative costs	3.1	3.0	3.1
Exceptional administrative item: Canton plant impairment (see note 4i)	1.9	—	—
Exceptional administrative item: Restructuring costs (see note 4ii)	0.7	—
Exceptional administrative item: settlement of BTG agreement (see note 4iii)	—	7.4	—
Amortisation of goodwill (see note 14)	2.0	1.5	1.2

Total administrative costs	7.7	11.9	4.3

4 EXCEPTIONAL ITEM

i Canton plant impairment

As a result of Acambis’ agreement with Baxter (see note 4iv), the Group performed an impairment review of the carrying value of certain assets held at its Canton manufacturing plant. Following this review, a non-cash impairment charge of £1.9m (2003 – nil, 2002 — nil) was recorded.

ii Restructuring costs

In January 2004, the Group decided to consolidate its research activities to its facility in Cambridge, MA, US, which resulted in the closure of its research facility in Cambridge, UK. Costs associated with this restructuring were £0.7m (2003 – £nil, 2002 - £nil).

iii Settlement of BTG agreement

In 2003, the Group reached a settlement with BTG International Limited (BTG) concerning payments related to a technology licence originally established in 1994. Under the agreement, the Group was required to pay 2% of its reported turnover to BTG, potentially until 2024. Under the terms of the settlement, the Group paid £12m to BTG to discharge all past and future rights, obligations and claims under the agreement.

Of the settlement payment, £4.6m related to historical amounts due and payable under the agreement from January 2002 to 30 September 2003. The balance of £7.4m related to potential future payments from 2003 onwards.

iv Settlement of Canton agreement

In May 2004, the Group reached a c. £10.6m ($19m) agreement with Baxter to terminate the Canton manufacturing agreement under which Baxter were to place manufacturing orders at Acambis’ Canton facility. The first £5.1m ($9m) was received in May 2004 and the second instalment of £2.6m ($5m) was received in January 2005. The third and final instalment of c. £2.6m ($5m) is due in January 2006. The Group discounted future cash receipts and as a result recorded exceptional other operating income of £10.2m (2003 – £nil, 2002 — £nil). In 2004 £0.2m was recorded within interest receivable and similar income, reflecting the staged payment nature of the agreement.

5 INTEREST RECEIVABLE AND SIMILAR INCOME

This note details the interest receivable on short-term investments and cash, as well as the unwinding of the discounts on deferred receipts following the Canton settlement.

	2004	2003	2002
	£m	£m	£m

Unwinding of discounts in relation to deferred debtors (see note 4iv)	0.2	—	—
Interest receivable	4.6	2.1	—

Total interest receivable and similar income	4.8	2.1	—

As described in note 4iv, in 2004 the Group reached an agreement with Baxter to terminate the Canton manufacturing agreement. As a result, the Group recorded exceptional other operating income of £10.2m (2003 – £nil) in May 2004 and during the year £0.2m was recorded within interest receivable and similar income, reflecting the staged payment nature of the agreement.

6 AMOUNTS RELEASED/(PROVIDED) AGAINST FIXED ASSET INVESTMENT

In 2004, the Group sold its investment of shares held in Medivir AB, which were acquired in 2000 in exchange for the assets of Mimetrix Limited (a subsidiary owned by the Group at that time), for a loss of £0.1m. These had previously been impaired, and in 2003 an amount of £0.5m and in 2002 an amount of £0.1m was released against this investment.

7 INTEREST PAYABLE AND SIMILAR CHARGES

This note details the interest payable on the ARILVAXTM overdraft facility (see note 20 for more information), as well as interest payable in respect of assets held under finance leases and the unwinding of discounts on committed and potential future payments in respect of the acquisition of BPC.

	2003	2003	2002
	£m	£m	£m

On bank overdrafts	0.1	0.1	0.1
Interest element of finance leases	0.7	0.8	1.1
Unwinding of discounts in relation to contingent and deferred consideration (see note 20)	0.1	0.1	—

	0.9	1.0	1.2

8 PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit/(loss) on ordinary activities before taxation is stated:

			2004	2003	2002
	Notes		£m	£m	£m

After crediting:
Grant income			—	0.8	1.9

And after charging:
Amortisation of goodwill	14		2.0	1.5	1.2
Depreciation of fixed assets:	15
– owned			2.7	2.7	1.1
– held under finance leases			0.6	0.2	0.3
Canton plant impairment	4i	)	1.9	—	—
Operating lease charges for plant and machinery	29i	)	0.1	0.1	—
Operating lease charges for land and buildings	29i	)	1.8	1.7	1.4

During 2004, the Group obtained services from its Auditors and paid them fees as follows: £145,000 in relation to statutory audit (2003 – £121,000, 2002 – £63,000); £75,000 in relation to audit-related regulatory reporting (2003 – £53,000, 2002 – £14,000); £nil in relation to due diligence services (2003 – £27,000, 2002 – £nil); £17,000 in relation to further assurance services (2003 – £nil, 2002 – £23,000); £60,000 in relation to tax compliance services (2003 – £139,000, 2002 – £100,000); and £170,000 in relation to tax advisory services (2003 – £29,000, 2002 – £nil). Of the fees paid to the Auditors, £287,000 was incurred by Acambis Inc. (2003 – £165,000, 2002 – £182,000) and the remaining £180,000 was incurred by Acambis plc (2003 – £204,000, 2002 – £182,000). The UK non-audit fees were all incurred by Acambis plc in 2004 and in 2003.

9 STAFF COSTS

The average monthly number of employees during the year (including Executive Directors) was:

	UK	US	2004	2003	2002
	Number	Number	Number	Number	Number

Research and development	17	101	118	119	117
Sales and marketing	3	16	19	8	—
Manufacturing	1	86	87	111	63
Administration	25	40	65	72	62

	46	243	289	310	242

At December 31, 2004, the Group had 270 employees (2003 – 320, 2002 – 274) and the Company had four employees, all of whom were Directors (2003 – four, 2002 – four).

     The Group staff costs for the above employees were:

	2004	2003	2002
	£m	£m	£m

Wages and salaries	14.5	14.7	11.3
Social security costs	1.4	1.2	1.9
Other pension and 401k costs (see note 29iii)	0.4	0.4	0.5

	16.3	16.3	13.7

During 2004, a third-party company to which the Group provided administrative services paid a share of the Group’s administrative costs, including £0.2m (2003 – £0.3m, 2002 – £0.3m) for staff costs. These costs are included in the figures shown above.

10 DIRECTORS’ REMUNERATION, INTERESTS AND TRANSACTIONS

Full disclosure of Directors’ remuneration, interests and transactions is given in Item 6. Aggregate gains made by Directors on the exercise of share options were £1.8m (2003 – £2.6m, 2002 – £0.7m).

11 TAXATION

Tax is charged annually on profits made in the country where each company is based.

TAX ON PROFIT ON ORDINARY ACTIVITIES

	2004	2003	2002
	£m	£m	£m

Current UK corporation tax at 30% (2003 – 30%; 2002 – 30%):	0.9	0.1	(0.1)
Foreign taxation at	3.3	5.7	0.2
Adjustment in respect of prior year	—	0.2	(0.1)

	4.2	6.0	—
Deferred taxation	2.2	(2.1)	—

	6.4	3.9	—

CURRENT TAXATION

The tax assessed for the year is different from the standard rate of corporation tax in the UK of 30%.

The differences are explained below:

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	26.2	39.6	9.6

Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003 – 30%; 2002 – 30%)	7.9	11.8	2.9
Effects of:
Utilisation of tax losses	(3.6)	(8.2)	(7.1)
Expenses not deductible for tax purposes	(0.6)	(1.4)	0.7
Losses arising in the year	—	—	0.5
Difference in tax rates used compared to UK standard rate	0.2	5.1	0.7
Difference between capital allowances and depreciation	—	0.4	(0.2)
R&D tax credit	—	(2.1)	(0.1)
Other short-term timing differences	0.3	0.2	2.6
Adjustment in respect of prior year	—	0.2	—

Current tax charge for year	4.2	6.0	—

DEFERRED TAX (ASSETS) AND LIABILITIES

	Recognised		Unrecognised
	2004	2003	2004	2003
	£m	£m	£m	£m

Accelerated capital allowances	2.7	—	—	0.6
Tax losses	—	(2.1)	(0.6)	(1.8)
Short-term timing differences	(2.6)	—	—	(1.5)

Total unrecognised deferred tax asset	0.1	(2.1)	(0.6)	(2.7)

A deferred tax asset is not recognised if there is no expectation that it will be recoverable in the foreseeable future.

The movement in the deferred tax asset of the Group is as follows:

	2004	2003
	£m	£m

At January 1	2.1	—
Credited to profit and loss account	(2.2)	2.1

At December 31	(0.1)	2.1

The Company has no deferred tax balances.

FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

12 EARNINGS/(LOSS) PER ORDINARY SHARE (BASIC AND FULLY DILUTED)

Basic earnings per share (EPS) are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust (see note 25) which are treated as cancelled until the shares vest unconditionally with the employees.

     For fully diluted EPS, the weighted average ordinary shares in issue are adjusted to assume conversion of dilutive potential ordinary shares. The Group’s dilutive securities consist of: those share options without performance conditions where the exercise price is less than the average market price of the Company’s ordinary shares during the year; and those share options with performance criteria where the related performance conditions have been met at the year-end.

     For basic and diluted EPS, the weighted average numbers of shares used in the calculations are set out below:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Earnings	number	Earnings	number	Earnings	number
	£m	of shares	£m	of shares	£m	of shares

Basic EPS
Earnings attributable to ordinary shareholders	19.8	106,300,080	35.7	102,823,221	9.6	96,101,507
Effect of dilutive securities
Options	—	2,349,309	—	1,569,926	—	2,875,375

Diluted EPS
Adjusted earnings/(loss)	19.8	108,649,389	35.7	104,393,147	9.6	98,976,882

	2004	2003	2002
	Per-share	Per-share	Per-share
	amount	amount	amount
	pence	pence	pence
		(restated)	(restated)

Basic EPS
Earnings attributable to ordinary shareholders	18.6	34.7	10.0
Effect of dilutive securities
Options	(0.4)	(0.5)	(0.3)

Diluted EPS
Adjusted earnings	18.2	34.2	9.7

13 PARENT COMPANY RESULT FOR THE YEAR

As permitted by section 230 of the Companies Act 1985, a separate profit and loss account for the parent company is not presented. The parent company’s result for the year was a profit of £5.5m (2003 – £2.7m, 2002 – loss of £1.4m).

14 GOODWILL

Goodwill arose when Acambis Inc. was acquired in 1999 and when BPC was acquired in August 2003. Goodwill is being written off over 15 and seven years respectively, resulting in an annual charge to the profit and loss account.

	2004	2003
		£m

Cost
At 1 January	24.3	18.0
Arising on acquisition of Berna Products Corporation	—	6.7
Exchange movement	(0.4)	(0.4)

Cost at December 31	23.9	24.3

Amortisation
At 1 January	5.9	4.4
Charge for the year	2.0	1.5

Amortisation at December 31	7.9	5.9

Net book value at December 31	16.0	18.4

In 2003, the Group acquired BPC for £4.0m ($6.5m) cash, c. £1.1m ($2m) of deferred consideration and c. £1.8m ($3.2m) of contingent consideration. During 2004, deferred consideration of £0.3m ($0.6m) was paid. The remaining deferred and contingent consideration has been discounted to reflect the time value of future payments (see note 20).

15 TANGIBLE FIXED ASSETS

Physical assets held for continuing use in the business.

		Short
	Freehold	leasehold	Laboratory and
	land and	land and	manufacturing	Office
	buildings	buildings	equipment	equipment	Total
Group	£m	£m	£m	£m	£m

Cost
At January 1, 2004	0.6	14.8	8.4	2.5	26.3
Additions	–	1.5	0.9	0.9	3.3
Disposals	–	(0.2)	(1.8)	–	(2.0)
Exchange movement	–	(1.0)	(0.7)	(0.2)	(1.9)

At December 31, 2004	0.6	15.1	6.8	3.2	25.7

Depreciation
At January 1, 2004	–	2.4	2.0	0.9	5.3
Charge for year	–	1.1	1.4	0.8	3.3
Impairment	–	1.8	0.1	–	1.9
Disposals	–	(0.4)	(1.2)	–	(1.6)
Exchange movement	–	(0.3)	(0.3)	(0.1)	(0.7)

At December 31, 2004	–	4.6	2.0	1.6	8.2

Net book value
At January 1, 2004	0.6	12.4	6.4	1.6	21.0

At December 31, 2004	0.6	10.5	4.8	1.6	17.5

Net book value of assets held under finance lease included above:
At January 1, 2004	–	4.0	1.7	–	5.7

At December 31, 2004	–	3.5	0.8	–	4.3

The Company has no tangible fixed assets.

16 FIXED ASSET INVESTMENTS

These are assets including shares that are held as an ongoing investment.

		Group		Company

	2004	2003	2004	2003
		Restated		Restated

	£m	£m	£m	£m

i) Subsidiary undertakings	–	–	15.0	15.0
ii) Trade investments	–	0.8	–	–

TOTAL	–	0.8	15.0	15.0

i) SUBSIDIARY UNDERTAKINGS

Company name	Main business	Country of incorporation	Parent company	% owned

Acambis Research Limited	Corporate administration and sales	England and Wales	Acambis plc	100%
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100%
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100%
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100%

These subsidiaries are all consolidated into the Group accounts.

The cost of the investments in the subsidiary undertakings in the books of the Company is as follows:

£m

Cost and net book value at January 1 and December 31, 2004	15.0

ii)) TRADE INVESTMENTS

The investments held during 2004 are shares the Group holds in a non-related overseas listed company, Medivir AB. The Group disposed of its investment in Medivir AB in June 2004 (see note 6).

	2004	2003
	£m	£m

Cost
At January 1	1.5	1.5
Disposal	(1.5)	–

At 31 December	–	1.5

Amounts provided
At January 1	0.7	1.2
(Released)/provided in the year	–	(0.5)
Amount released on disposal	(0.7)	–

At December 31	–	0.7

Net book value
At January 1	0.8	0.3

At December 31	–	0.8

17 STOCK

		Group

	2004	2003
	£m	£m

Raw materials	0.4	7.8
Work in progress	2.7	4.1
Finished goods	2.9	6.3

	6.0	18.2

At December 31, 2004 and December 31, 2003, the Company did not hold any stock. The stock holding of £6.0m is shown net of a reserve of £1.3m (2003 – £nil)

18 DEBTORS: AMOUNTS RECEIVABLE WITHIN ONE YEAR

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Trade debtors	8.2	8.9	–	–
Corporation tax	1.9	–	–	–
Other debtors	0.7	0.3	0.2	–
Prepayments and accrued income	2.2	1.0	0.4	–
Deferred tax asset (see note 11)	–	2.1	–	–
Settlement of Canton agreement (see not 4iv)	2.6	–	0.6	–

	15.6	12.3	1.2	–

The Group does not have a bad debt reserve (2003 – £nil)

19 DEBTORS: AMOUNTS RECEIVABLE AFTER ONE YEAR

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts owed by subsidiary undertakings	–	–	26.1	28.00
Prepayments and accrued income	0.1	0.1	–	–
Settlement of Canton agreement (see note 4iv)	2.4	–	0.6	–

	2.5	0.1	26.7	28.0

20 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Overdraft facility (see below)	3.6	3.9	–	–
Obligations under finance leases (see note 23)	3.1	3.0	–	–
Trade creditors	5.9	14.5	0.1	–
Amounts owed to subsidiary undertakings	–	–	16.0	13.9
Corporation tax	4.6	0.3	1.1	–
Other taxation and social security	0.1	0.4	–	–
Other creditors	0.7	0.2	–	0.2
Accruals and deferred income	26.5	74.3	0.7	0.5
Deferred and contingent consideration (see below)	1.7	0.3	–	–

	46.2	96.9	17.9	14.6

Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron), given certain conditions, the obligation under the bank overdraft facility of £3.6m (2003 – £3.9m) for part of the costs incurred on the ARILVAXTM project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAXTM in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAXTM programme. The overdraft facility was renewed in January 2005 for a further year. Interest is charged as disclosed within ‘Financial liabilities’ in note 23.

     During the year, an exchange gain of £0.3m (2003 – £0.4m, 2002 – £0.5m) was recorded on the face of the Group profit and loss account, resulting from the revaluation of this US dollar-denominated facility.

     In 2003, the Group acquired BPC. Under the terms of the agreement, Acambis is obliged to pay up to a total of c. £7.4m ($12.5m) for that business. Of that total, c. £2.4m ($4.5m) represents a deferred and contingent consideration which would be paid in cash. Contingent consideration is accrued to the extent that the Directors believe it will be paid. The discounted value of those committed and potential future payments amounts to c. £2.2m ($4.2m) of which £1.7m is payable in 2005 and £0.5m is payable in 2006. The difference of c. £0.2m ($0.3m) will be unwound to the profit and loss account over the remaining period to crystallisation of those payments.

21 CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Obligations under finance leases	6.3	9.6	–	–
Accruals and deferred income	–	0.1	–	–
Deferred and contingent consideration	0.5	2.6	–	–

	6.8	12.3	–	–

In December 2001, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant. Further details regarding this facility are given within ‘Financial liabilities’ in note 23.

22 INVESTMENT IN JOINT VENTURE

The Group has an interest in the Pasteur Mérieux-OraVax joint venture (the Joint Venture), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H.pylori infection in humans. The Joint Venture represents a collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between Acambis Inc. and Aventis Pasteur. The Joint Venture trades under the name of Pasteur Mérieux-OraVax and its accounting year-end is December 31. The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets. No activities currently take place under the joint venture.

     The following information is given in respect of the Group’s share of the Joint Venture:

	2004	2003
	£m	£m

Loss before tax	–	(0.1)

Current assets	0.6	0.9
Liabilities due within one year	(0.9)	(1.2)

	(0.3)	(0.3)

Due to the nature of this Joint Venture, being a collaboration between two partners, the following table provides an alternative analysis of the amounts shown above:

	2004	2003
	£m	£m

Share of cumulative amounts invested by the partners	15.2	16.3
Share of cumulative losses incurred by the partners	(15.5)	(16.6)

	(0.3)	(0.3)

23 FINANCIAL INSTRUMENTS The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts, short- and long-term debtors receivable under the Canton settlement and various items, such as trade debtors and trade creditors that arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.

     The main risks arising from the Group’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group’s objectives and policies for managing each of these risks. Details of the Group’s objectives and policies, both during the year and since the year end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year. The Group’s short-term debtors and creditors are excluded from the disclosures, other than currency risk disclosures.

FOREIGN CURRENCY RISK

The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group’s net investment in, and reported profits from, foreign subsidiaries when translated into sterling. In addition, the UK trading subsidiary enters into contracts in a variety of foreign currencies. The Group had overall surplus cash funds throughout the year, but had to determine in which currency to hold cash available for working capital and surplus funds. This was done with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return, whilst mitigating the risk of fluctuations in the Group’s net assets, when reported in sterling.

     From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. Typically, in 2004 the Group took out forward contracts for known significant foreign currency transactions only. Following settlement of the Canton agreement for $19m in 2004, the Group took out forward contracts to sell $19m and buy sterling at forward exchange rates of between 1.77 and 1.79. There was a forward contract to sell dollars and buy sterling outstanding at the year end. This was for $5m and was settled in January 2005, at a rate of 1.75235. At 31 December 2004, the fair value of the forward contract, estimated using year-end exchange rates was £0.3m. Under the Group’s accounting policy, this gain was recognised in the profit and loss account as another debtor, matching exchange losses on the hedged transaction.

     During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year end.

     Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the profit and loss account. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

     The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency net of forward contracts hedging these exposures.

NET FOREIGN CURRENCY MONETARY ASSETS

				2004

	Sterling	US Dollar	Euros	Total
	£m	£m	£m	£m

Functional currency of Group operation:
Sterling	–	12.4	0.9	13.3
Dollars	11.3	–	5.7	17.0

	11.3	12.4	6.6	30.3

				2003

	Sterling	US Dollar	Euros	Total
	£m	£m	£m	£m

Functional currency of Group operation:
Sterling	–	11.9	5.5	17.4
Dollars	29.0	–	–	29.0

	29.0	11.9	5.5	46.4

INTEREST RATE RISK

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year end.

     Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the profit and loss account. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

     The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency net of forward contracts hedging these exposures.

LIQUIDITY RISK

The Board monitors the level of cash and liquid resources on a regular basis, and management on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately 60% of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short-term, and a maximum investment with any one counter-party of £20m.

FINANCIAL ASSETS

The Group had cash and liquid resources of £101.8m at December 31, 2004 (2003 – £125.2m). The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 30% of the Group’s cash and liquid resources are available for use with a day’s notice, with the remainder being invested on deposits of up to 12 months. In addition, the Group had (before discounting) £2.6m (being £2.4m after discounting) owing from Baxter in 2006 as part of the Canton settlement (see note 4iv). The Group also held shares in Medivir AB (see note 16), an investment which did not subject the Group to interest rate risk as it had no maturity date. These were sold in 2004 to realise the cash value of the asset.

PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL ASSETS

					Weighted
	Fixed	Floating	Non-interest		average
	Interest rate	Interest rate	bearing	Total	interest
2004	£m	£m	£m	£m	£m

Short-term investments:
Sterling	70.7	–	–	70.7	4.6%
Dollars	0.2	–	–	0.2	1.4%
Euros	–	–	–	–	–

	70.9	–	–	70.9	–
Cash:
Sterling	–	16.6	–	16.6	4.6%
Dollars	–	13.4	–	13.4	1.4%
Euros	0.7	0.2	–	0.9	6.1%

	0.7	30.2	–	30.9

Debtors due after one year	–	–	2.4	2.4	n/a

Total financial assets	71.6	30.2	2.4	104.2

Weighted average period of return	51 days	1 day	6 months

2003

Short-term investments:
Sterling	53.5	–	–	53.5	3.0%
Dollars	8.5	–	–	8.5	1.4%
Euros	–	–	–	–	–

	62.0	–	–	62.0
Cash:
Sterling	15.4	17.8	–	33.2	3.0%
Dollars	–	24.5	–	24.5	1.4%
Euros	5.3	0.2	–	5.5	2.5%

	20.7	42.5	–	63.2

Fixed asset investment: trade investment	–	–	0.8	0.8	n/a

Total financial assets	82.7	42.5	0.8	126.0

Weighted average period of return	67 days	1 day	n/a

FINANCIAL LIABILITIES

The Group has a dollar-denominated overdraft facility, as explained in note 20, which was fully utilised at 31 December 2004 (2003 – fully utilised). Interest on the facility is charged at 0.35% per annum above the bank base rate for dollars.

     The Group has a $40m (c. £21m) finance lease facility. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001 the Group drew down $18.6m (£14.0m) and has made no further draw-downs from the facility. The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.

     The non-interest bearing deferred and contingent liability in relation to the acquisition of BPC is included within creditors (see notes 20 and 21).

The profile of the interest rate risk and the future minimum obligations (net of finance charges) is set out below.

PROFILE OF THE GROUP’S FINANCIAL LIABILITIES

	Fixed	Floating			Weighted
	interest	interest	Non-interest		average	Maturing
	rate	rate	Bearing	Total	interest	within
2004	£m	£m	£m	£m	rate	(years)

Creditors due within one year:
Overdraft	–	3.6	–	3.6	1.6%	one
Finance Lease	3.1	–	–	3.1	6.25%	one
Deferred and contingent consideration	–	–	1.7	1.7	n/a	one
Creditors after one year:
Finance lease	3.1	–	–	3.1	6.25%	one to two
Finance Lease	3.2	–	–	3.2	6.25%	two-to five
Deferred and contingent consideration	–	–	0.5	0.5	n/a	one to two

Total financial liabilities	9.4	3.6	2.2	15.2

	Fixed	Floating			Weighted
	interest	interest	Non-interest		average	Maturing
	rate	rate	Bearing	Total	interest	within
2003	£m	£m	£m	£m	rate	(years)

Creditors due within one year:
Overdraft	–	3.9	–	3.9	1.5%	one
Finance Lease	3.0	–	–	3.0	6.25%	one
Deferred and contingent consideration	–	–	0.3	0.3	n/a	one
Creditors after one year:
Finance lease	4.0	–	–	4.0	6.25%	one to two
Finance Lease	5.6	–	–	5.6	6.25%	two-to five
Deferred and contingent consideration	–	–	2.6	2.6	n/a	one to two

Total financial liabilities	12.6	3.9	2.9	19.4

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

There is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at December 31, 2004. Fair values have been calculated by discounting cash flows at prevailing interest rates.

24 CALLED-UP SHARE CAPITAL

		Year ending		Year ending
		Dec 31, 04		Dec 31, 03

	Number	£m	Number	£m

Authorised shares of 10p each At January 1 and December 31	140,000,000	14.0	140,000,000	14.0

Allotted, called-up and fully paid ordinary shares of 10p each
At January 1	105,637,848	10.6	99,011,883	9.9
Baxter subscription	–	–	4,636,391	0.5
Other – exercise of share options	1,581,481	0.1	1,989,574	0.2

At December 31	107,219,329	10.7	105,637,848	10.6

In 2000, an alliance was formed with Baxter involving a series of agreements, including a subscription by Baxter in Acambis. The subscription was made in instalments between December 2000 and March 2003. Baxter sold its full 20.3% holding in the Company in December 2003. Consideration received through the exercise of share options amounted to £1.9m (2003 – £1.9m).

SHARE OPTION SCHEMES

The Group operates several share option schemes. Options outstanding under the various schemes, as defined in the remuneration report within Item 16, are as follows:

	Jan 1, 02	Granted	Exercised	Lapsed	Dec 31, 02
Scheme	’000	’000	’000	’000	’000

1994[1]	8	–	(8)	–	–
1995[2]	1,366	–	(421)	–	945
1996[3]	310	135	(126)	–	319
1999[4]	3,609	873	(265)	(163)	4,054
SAYE[5]	388	72	(141)	(1)	318
1990 US6	183	–	(2)	–	181
1995 US7	191	–	–	–	191

Total	6,055	1,080	(963)	(164)	6,008

	Jan 1, 03	Granted	Exercised	Lapsed	Dec 31, 03
Scheme	’000	’000	’000	’000	’000

1995[2]	945	–	(940)	–	5
1996[3]	319	79	(72)	(8)	318
1999[4]	4,054	1,026	(820)	(335)	3,925
SAYE[5]	318	35	(153)	(8)	192
ESPP[8]	–	79	–	–	79
1990 US6	181	–	(4)	(10)	167
1995 US7	191	–	–	(1)	190

Total	6,008	1,219	(1,989)	(362)	4,876

	Jan 1, 04	Granted	Exercised	Lapsed	Dec 31, 04
Scheme	’000	’000	’000	’000	’000

1995[2]	5	–	(5)	–	–
1996[3]	318	70	(113)	(42)	233
1999[4]	3,925	864	(1,277)	(339)	3,173
SAYE[8]	192	24	(105)	(6)	105
ESPP[8]	79	20	–	(14)	85
1990 US6	167	–	(46)	–	121
1995 US7	190	–	(35)	–	155

Total	4,876	978	(1,581)	(401)	3,872

A breakdown of the total options outstanding at December 31, 2004 is as follows:

			Period in which
	Number	Weighted average	exercisable in
Scheme	’000	exercise price	normal circumstances

1996[3]	233	£2.34	Until Dec 2014
1999[4]	3,173	£2.38	Until Dec 2014
SAYE[5]	105	£2.20	Until Apr 2008
ESPP[5]	85	£2.98	Jun 2005-Sep 2006
1990 US6	121	$4.65	Until Jun 2009
1995 US7	155	$9.11	Until Jun 2007

Total	3,872

NOTES

1	The Peptide Therapeutics Group plc 1994 unapproved share option scheme

2	The Acambis 1995 Unapproved Share Option Scheme

3	The Acambis 1996 Approved Share Option Scheme

4	The Acambis 1999 Share Option Plan

5	The 1995 Savings-Related Share Option Scheme

6	The Acambis 1990 Stock Incentive Plan

7	The Acambis 1995 Stock Incentive Plan

8	During 2003, an Employee Share Purchase Plan was set up for US-based employees. This plan is similar to the UK Save-As-You-Earn scheme

Whilst they have no present intention of utilising such authority, at the AGM held on May 11, 2005 the Directors sought authority from the shareholders to allot shares up to an aggregate nominal value of £3,276,481 (32,764,815 ordinary shares of 10p each), being the unissued ordinary shares of the Company at March 8, 2005. Currently, the Directors have authority to allot shares up to an aggregate nominal value of £3,409,513. This resolution was approved by shareholders on May 11, 2005.

     The Group operates an Inland Revenue-approved Save-As-You-Earn scheme in the UK and an Employee Share Purchase Plan scheme in the US and has taken advantage of the exemption given in UITF 17 from recognising a charge in the profit and loss account for the discount on those options.

25 RESERVES

		2004		2003		2002

	Share	Profit	Share	Profit	Share	Profit
	premium	And loss	premium	and loss	premium	and loss
	account	account	account	account	account	account
Group reserves	£m	£m	£m	£m	£m	£m

At January 1, as previously stated	96.0	(20.1)	87.8	(52.2)	80.6	(62.3)
Prior-year adjustment – UTIF 17 (revised)	–	–	–	–	–	–
Prior-year-adjustment – UTIF 38	–	–	–	–	–	(1.2)

At January 1	96.0	(20.1)	87.8	(52.2)	80.6	(63.5)
Issue of new shares	1.8	–	8.2	–	7.2	–
(Loss)/gain on foreign currency exchange	–	(2.5)	–	(3.8)	–	1.3
Credit in respect of employee share schemes	–	0.3	–	0.2	–	0.4
Retained profit for the year	–	19.8	–	35.7	–	9.6

At December 31	97.8	(2.5)	96.0	(20.1)	87.8	(52.2)

The prior-year adjustment relates to the implementation of UITF 17 (revised) and UITF 38. The adoption of UITF 17 (revised) has resulted in a decrease in staff costs of £nil (2003 – £0.2m, 2002 – £nil). The adoption of UITF 38 has resulted in a change in the presentation of shares in the ESOP trust controlled by the Group as a deduction in arriving at shareholders’ funds, and has led to a decrease in shareholders’ funds of £0.1m (2003 – £0.4m, 2002 – £0.8m).

The Group has adopted UITF 38 in the year by means of a prior-year adjustment. As a result of the change in accounting policy, the cost of own shares is presented as a deduction from the profit and loss reserve, included in shareholders’ funds. Previously, own shares held were included within investments and were stated at the lower of cost and realisable value.

		2004		2003		2002

	Share	Profit	Share	Profit	Share	Profit
	premium	And loss	premium	and loss	premium	and loss
	account	account	account	account	account	Account
Company reserves	£m	£m	£m	£m	£m	£m

At 1 January as previously stated	95.8	0.9	87.6	1.5	80.4	4.7
Prior-year adjustment – UTIF 17 (revised)	–	–	–	–	–	–
Prior-year-adjustment – UTIF 38	–	–	–	–	–	(0.5)

At January 1 restated	95.8	0.9	87.6	1.5	80.4	4.2
ESOP shares transferred from subsidiary	–	–	–	(0.5)	–	–
Issue of new shares	1.8	–	8.2	–	7.2	–
(Loss)/gain on foreign currency exchange	–	(1.9)	–	(3.0)	–	(1.5)
Credit in respect of employee share schemes	–	0.3	–	0.2	–	0.4
Retained profit/(loss) for the year	–	5.5	–	2.7	–	(1.6)

At December 31	97.6	4.8	95.8	0.9	87.6	1.5

At 31 December 2003, the cumulative amounts charged to the profit and loss account under UITF 17 equalled the amounts that would have been charged under UITF 17 (revised 2003). As such, no prior-year adjustment arising from the adoption of UITF 17 (revised) is recorded in the Group statement of total recognised gains and losses. The adoption of UITF 38 has given rise to a prior-year adjustment of £0.5m, representing the re-presentation of the cost of the shares in the ESOP from a fixed asset investment to a reduction in shareholders’ funds. This adjustment does not give rise to a gain or loss which is reportable in the Group statement of total recognised gains and losses.

     At December 31, 2004, Acambis Employees’ Trustees Limited held 62,190 (2003 – 582,532) ordinary shares in the Company with a nominal value of £0.01m (2003 – £0.1m). The cost of these shares of £0.1m (2003 – £1.2m) is recorded as a deduction in the profit and loss reserve. The total market value of these shares at December 31, 2004 is £0.2m (2003 – £1.8m). All shares held by the Trust have been allocated to long-term incentive awards and a charge has been made in respect of all of these shares. All costs relating to the administration of the Trust are dealt with in the accounts of the Company as they arise.

     During the year, a charge of £0.3m (2003 – £0.3m) was made in relation to those long-term incentive awards whose performance criteria at December 31, 2004 are expected to be met.

26 RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS – ALL EQUITY

		2003	2002
	2004	Restated	Restated

	£m	£m	£m

Retained profit for the period	19.8	35.7	9.6
(Loss)/gain on foreign currency exchange	(2.5)	(3.8)	1.3
Credit in respect of employee share schemes	0.3	0.2	0.4

	17.6	32.1	11.3
New share capital subscribed	1.9	8.9	7.7

Net increase in shareholders’ funds	19.5	41.0	19.0
Opening shareholders’ funds – all equity	86.5	45.5	26.5

Closing shareholders’ funds – all equity	106.0	86.5	45.5

27	RECONCILIATION OF THE OPERATING PROFIT/(LOSS) TO NET CASH IN/(OUT) FLOW FROM OPERATING ACTIVITIES

		2003	2002
	2004	Restated	Restated

	£m	£m	£m

Group operating profit	22.1	37.6	9.7
Depreciation and amortisation	7.6	4.4	2.6
Decrease/(increase) in stock	10.5	28.3	(52.6)
Decrease/(increase) in debtors	(5.3)	47.9	(50.6)
(Decrease)/increase in creditors	(20.4)	(29.5)	82.0
Decrease)/increase in deferred income	(36.4)	29.3	–
Exchange differences arising on inter-company balances	(0.6)	(0.3)	1.3
Other	3.0	1.4	1.4

Net cash (out)/in flow from operating activities	(19.5)	119.1	(6.2)

In 2002, 2003 and 2004, all cash flows arose from continuing operating activities. The Group operating profit in 2004 of £19.8m includes exceptional income relating to the Canton settlement of £10.2m (see note 4iv) of which £5.1m had been received in 2004, with the rest being shown in the movement in debtors. Of the exceptional cost of £0.7m relating to restructuring costs (see note 4ii) £0.6m was paid in the year, with the rest being shown in the movement in creditors. The exceptional cost of £1.9m relating to the Canton impairment (see note 4i) had no cash effect, and is shown within depreciation above.

28 ANALYSIS AND RECONCILIATION OF NET FUNDS/(DEBT)

			Non-cash	Exchange
	Jan 1, 03	Cash flow	movements	movement	Dec 31, 03
	£m	£m	£m	£m	£m

Cash	11.7	51.5	–	–	63.2
Liquid resources	0.1	61.9	–	–	62.0

	11.8	113.4	–	–	125.2
Overdraft facility	(4.3)	–	–	0.4	(3.9)
Finance lease	(14.0)	–	–	1.4	(12.6)

Net (debt)/funds	(6.5)	113.4	–	1.8	108.7

			Non-cash	Exchange
	Jan 1, 04	Cash flow	movements	movement	Dec 31, 04
	£m	£m	£m	£m	£m

Cash	63.2	(30.7)	–	(1.6)	30.9
Liquid resources	62.0	9.5	–	(0.6)	70.9

	125.2	(21.2)	–	(2.2)	101.8
Overdraft facility	(3.9)	–	–	0.3	(3.6)
Finance lease	(12.6)	2.5	(0.2)	0.9	(9.4)

Net (debt)/funds	108.7	(18.7)	(0.2)	(1.0)	88.8

	2004	2003	2002
	£m	£m	£m

Decrease/(increase) in cash	(30.7)	51.5	(9.2)
Decrease/(increase) in liquid resources	9.5	61.9	–

Decrease/(increase) in cash and liquid resources	(21.2)	113.4	(9.2)
Finance lease payments	2.5	–	–

Change in net (debt)/funds arising from cash flows	(18.7)	113.4	(9.2)
Non-cash element of finance lease	(0.2)	–	(1.1)
Exchange adjustments	(1.0)	1.8	0.7

Movement in net (debt)/funds	(19.9)	115.2	(9.6)
Net (debt)/debt at January 1	108.7	(6.5)	3.1

Net funds/(debt) at December 31	88.8	108.7	(6.5)

29 FINANCIAL COMMITMENTS

i) LEASE COMMITMENTS

The minimum annual rentals payable by the Group under non-cancellable operating leases are as follows:

	Land and buildings		Plant and machinery
	2004	2003	2004	2003
Group lease commitments	£m	£m	£m	£m

Operating leases which expire:
In one to two years	1.0	–	–	–
Within two to five years	0.1	1.2	–	0.1
After more than five years	0.6	0.5	–	–

	1.7	1.7	–	0.1

	Land and buildings		Plant and machinery
	2004	2003	2004	2003
Company lease commitments	£m	£m	£m	£m

Operating leases which expire:
After more than five years	0.6	0.5	–	–

In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until November 2004. During 2004, Medivir contributed £0.2m (2003 – £0.3m, 2002 – £0.3m) in operating lease rentals relating to land and buildings.

ii) CAPITAL COMMITMENTS

At the end of the year, capital commitments contracted but not provided for were £0.2m (2003 – £0.2m, 2002 – £0.1m).

iii) PENSION ARRANGEMENTS

The Group provides pension benefits to all full-time employees on a defined contribution basis. The Company operates a self-administered, Inland Revenue-approved pension scheme for UK Executive Directors. Other employees may operate private personal pension schemes. The normal age of retirement for UK staff is 65 years. In the US, the Group offers a ‘401k Savings and Retirement Plan’ for all employees, including Executive Directors. The Group pension cost (including 401k costs) for the year was £0.4m (2003 – £0.4m, 2002 – £0.5m). At the year end, the Group owed £0.2m (2003 – £nil, 2002 – £0.2m) to the pension schemes. This amount is shown in the balance sheet under ‘Creditors: amounts falling due within one year’.

iv) COMMITMENTS IN RESPECT OF BPC

At the year end the Group had balances of deferred and contingent consideration (see note 20).

30 RELATED PARTY TRANSACTIONS

Under the provisions of FRS8, ‘Related Party Disclosures’, it is not necessary to disclose related party transactions between the Company, Acambis Research Limited, Acambis Inc., Smallpox Biosecurity Limited and BPC because they are eliminated on preparation of the Group’s financial statements.

     As described in note 22, the Group has an interest in the Joint Venture. Since May 1999, Acambis has performed a pre-agreed work programme on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements. For the year ended December 31, 2004, the Group has included turnover of £0.1m (2003 – £0.3m) in respect of costs incurred in performing services for the Joint Venture and a loss of £nil (2003 – £0.1m) within its Group financial statements. At December 31, 2004, the amounts the Group owed to the Joint Venture amounted to £nil (2003 – £nil). Amounts owed by the Joint Venture to the Group at December 31, 2004 were £nil (2003 – £nil).

31 POST BALANCE SHEET EVENT

As part of its strategy of bringing in-house core capabilities that are critical to its long-term success, Acambis acquired in May 2005 a US-based lyophilisation and fill and finish facility from BioReliance Corporation for a total of $7.5m, comprised of $3m in cash upfront plus a further $4.5m payable over the next 12 years. It considers this a strategically important acquisition because worldwide Good Manufacturing Practice (GMP) contract manufacturing capacity for lyophilisation, filling and finishing live, viral vaccines is increasingly limited.

The 58,000 sq ft facility became operational in 2000. It was designed to produce liquid or lyophilised material at a scale sufficient for clinical trials. Acambis plans to undertake a $4-6m expansion programme to establish GMP-compliant fill and finish operations at a commercial scale suitable for many of the vaccines in its development pipeline, including Acambis’ ACAM2000 and MVA3000 smallpox vaccines, ChimeriVax-JE, ChimeriVax-West Nile and its vaccine candidate against C. difficile. This facility also forms a core component of its warm-base production capability for ACAM2000 smallpox vaccine, for which it is in ongoing discussions with the US Government. Although Acambis will incur additional operating costs in the near term, it expects the savings in subcontractor costs to more than offset these additional costs in the medium to longer term.

32 RECONCILIATION TO US ACCOUNTING PRINCIPLES

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP FOLLOWED BY THE GROUP AND US GAAP

The Group’s financial statements have been prepared under UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between the Group’s accounting policies under UK GAAP and US GAAP are set out below.

A) MULTIPLE-ELEMENT ARRANGEMENTS

The $428m ACAM2000 contract awarded in November 2001 consists of two principal components: to manufacture 155 million doses of smallpox vaccine; and to take the vaccine through clinical trials to FDA licensure.

UK GAAP ACCOUNTING POLICY

Under UK GAAP, this contract has been accounted for as a single-element arrangement. As detailed in note 1 of Item 17, turnover and profits are recognised according to the extent of performance under the contract, based on the proportion of costs incurred to date divided by the total estimated costs to complete. All research and development costs are expensed as incurred and manufacturing costs are held on the balance sheet as inventory until relevant criteria for revenue recognition are met.

US GAAP ACCOUNTING POLICY

Under US GAAP, the Group treats this contract as a multiple-element arrangement, resulting in a different allocation of revenue compared to the UK GAAP treatment. The two primary elements of the contract (the manufacturing and the development portions) each are separable deliverables which have value to the CDC on a standalone basis and have fair values which are objectively and reliably determinable (although they do not ’operate independently’ as defined under UK GAAP). In addition under US GAAP each of the deliverables is accounted for under SAB 104, not under a percentage to complete model.

DETERMINATION OF FAIR VALUES OF THE CONTRACTUAL ELEMENTS UNDER US GAAP

The Group has determined the fair value of the development and manufacturing portions of the contract and has allocated the total contract value to the development and manufacturing using the relative fair value method as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’.

     The development portion of the contract consists of the completion of Phase I/II clinical trials, completion of Phase III clinical trials, completion and submission of a Biologics License Application with the FDA and post FDA approval activities. The manufacturing portion consists of the manufacture and delivery of smallpox vaccine to the CDC.

     The fair values were determined using the US regulations and guidance applicable to government contracts utilising specifically the contracting regulations stipulated in the Federal Acquisition Regulation (FAR), together with the evidence provided by the Group’s ACAM1000 contract. After determining the fair value of the two elements of the contract, as noted above, the Group allocated the arrangement consideration to the separate units of accounting using the relative fair value method. $152m of the ACAM2000 contract was allocated to the research and development element and $276m allocated to the manufacturing element.

The table below shows total revenue relevant to each major class under the $428m contract through 2004:

		Year ended Dec 31
	2004	2003	2002
	£m	£m	£m

Development	21.6	39.5	5.2
Manufacturing	33.7	114.0	16.7

Total revenue under US GAAP for the contract	55.3	153.5	21.9

TIMING OF RECOGNITION OF REVENUE AND COST UNDER US GAAP

With respect to the development work, profit is recognised under the proportional performance method as services are provided under the contract. The development work has been further broken down into three distinct phases consisting of:

•	four phase I/II clinical trials;

•	two phase III clinical trials; and

•	submitting IND and obtaining FDA approval.

     The development revenue was allocated to these three distinct phases using the relative fair value method using the same methodology to determine fair value that was applied to the development services as a whole as noted above. The Group determined this was necessary because the level of effort was not consistent throughout each of these phases. Therefore, after allocating the revenue to each of these phases, such revenue was recognised on a straight-line basis over the expected performance period of each phase. Relevant cost of revenue is recorded on an accrual basis as actual costs are incurred; this contrasts with the UK GAAP treatment, where revenues are recognised as costs are incurred, using the principles of long-term contract accounting.

     Manufacturing costs are held on the balance sheet as ’inventory’ until the relevant criteria for revenue recognition are met. The Group recognises revenue on the manufacturing portion of the contract as smallpox vaccine is delivered to the CDC. Thus, manufacturing revenue and costs are recognised in the income statement on the transfer of the risks and rewards of ownership, typically through delivery of product to the customer’s premises, assuming all other revenue recognition criteria are met at this time.

     Costs associated with expected re-labelling to be undertaken in the future are being accrued as smallpox vaccine is delivered to the CDC. Costs and revenue associated with providing storage or vaccine disposal services are only included when, and if, it is deemed probable that such services will be performed.

B) INVENTORY SUBJECT TO DEFERRED REVENUE ARRANGEMENTS

In the case of inventory subject to deferred revenue arrangements, the criteria specified for determining whether the risks and rewards of ownership have transferred differ between UK and US GAAP.

     At December 31, 2003, revenue relating to certain batches of smallpox vaccine was required to be recognised under UK GAAP and FRS 5 Application note G, the relevant criteria having been met. US GAAP stipulates additional criteria, including that there is a specified future delivery date for such sales, with the result that these costs and revenues were not recognisable in the year ended December 31, 2003 under US GAAP. Accordingly, the cost of inventory of £9.4m, which was expensed under UK GAAP, remained capitalized as inventory under US GAAP at December 31, 2003. This inventory was accepted by the customer in February 2004, and the related revenue of £19.8m and costs of revenue of £9.4m was recognised for US GAAP purposes in 2004.

     At December 31, 2004, a proportion of revenue relating to certain batches of smallpox vaccine were required to be recognised under UK GAAP and FRS 5 Application note G, the relevant criteria having been met. US GAAP stipulates additional criteria, including that all components of the vaccine have been delivered. As at December 31, 2004 certain batches did not meet this criterion, with the result that the costs and revenues were not recognisable in the year ended December 31, 2004 under US GAAP. Accordingly, the cost of inventory of £0.3m which was expensed under UK GAAP remained capitalized as inventory under US GAAP at December 31, 2004, and related revenue of £0.5m was not recognised under US GAAP at December 31, 2004.

		Year ended Dec 31
	2004	2003	2002
	£m	£m	£m

Revenue recognised under UK GAAP	85.5	169.1	79.7
Multiple-element arrangements	17.5	29.0	(33.9)
Deferred revenue arrangements	(0.5)	(19.8)	–

Revenue recognised under US GAAP	102.5	178.3	45.8

TAX EFFECTS OF REVENUE ADJUSTMENTS

As the majority of the profit in relation to the development portion of the $428m ACAM2000 contract is recorded in the Group’s UK operations, any timing difference on the recognition of profit gives rise to a temporary difference at the UK tax rate of 30%.

     As the profit in relation to the manufacturing portion of the $428m ACAM2000 contract and any profit that is associated with ‘deferred inventory arrangements’ is recorded in the US operations, any timing difference on the recognition of profit gives rise to a temporary difference at the marginal US tax rate of 41%.

     These temporary differences are included within ‘net tax effect of US GAAP adjustments’ in the reconciliations of net profit and shareholders’ equity. A valuation allowance may be recorded against deferred tax assets arising from operating loss carry forwards in accordance with the criteria described under ‘Accounting for Deferred Tax’ below.

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

     Under UK GAAP, Acambis has taken advantage of the exemption provided by UITF 17 not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, in accounting for new offers made since January 24, 2002, Acambis follows the requirements of pronouncement EITF 00-23 ‘Issues relating to the Accounting for Stock Compensation under APB25 and FIN44’ ((Financial Accounting Standards Board Interpretation Number (FIN) 44, ‘Accounting for Certain Transactions Involving Stock Compensation’, (FIN44)) which does not permit such an exemption in respect of plans with certain characteristics. The compensation charge under US GAAP in respect of such plans is calculated using one of the two following methods:

1)	Under normal circumstances, where the plan qualifies as a fixed plan, the compensation charge is the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the vesting period.

2)	Where a SAYE scheme is offered at a lower price than a previous scheme, variable accounting commences for all existing higher priced awards when the offer is made. For those awards that are retained by the employees because the new lower-priced offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are cancelled.

The table shows the charge/(credit) made to the group profit and loss account under US GAAP.

		Year ended Dec 31
	2004	2003	2002
	£m	£m	£m

Charged to the Group profit and loss account	0.6	2.4	1.2

PURCHASE PRICE ACCOUNTING, GOODWILL AND INTANGIBLES

Under both UK GAAP and US GAAP, goodwill is the amount by which the fair value of the purchase consideration exceeds the fair value of assets acquired. However, the measurement of the fair values of both consideration and of assets differs.

A) ACQUISITION OF ACAMBIS INC.

During 1999, Acambis acquired Acambis Inc. Under UK GAAP, in-process R&D does not meet the criteria for recognition of an intangible asset and, thus, such amounts are subsumed within goodwill. Under US GAAP, in accordance with APB Opinion No. 16, ‘Business Combinations’, and No. 17, ‘Intangible Assets’, in-process R&D is separately identified and analysed to determine the fair market value at the date of acquisition. In-process R&D is identified in accordance with the definition within Statement of Financial Accounting Standard (SFAS) No.2, ‘Accounting for Research and Development Costs’. Following identification of qualifying R&D projects within Acambis Inc, their value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value.

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

     The consideration paid for BPC includes amounts contingent on the future performance of the company. Under UK GAAP, a reasonable estimate of the fair value of amounts expected to be payable in the future is included in the cost of the acquisition. The fair value of contingent consideration payable in cash is taken to be the estimated amount of cash payable discounted to its present value. The discount is unwound through the P&L so that the full liability is recognised at the time it is due to be paid. Under US GAAP, contingent consideration is recognised when the contingency is resolved, and the consideration becomes payable. Accordingly, contingent consideration paid in 2004 was recognised at that time.

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

CAPITALISATION OF INTEREST

Under UK GAAP, Acambis’ accounting policy is that interest is not capitalised. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

MARKETABLE SECURITIES

Under US GAAP, investments in available-for-sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in ‘Other comprehensive income’. Where an impairment is considered to be other than temporary, the security is written down through the profit and loss account to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under UK GAAP, the Group’s accounting policy is to carry such investments at cost less any provisions for impairment and any reversal of a previous impairment is recorded in the profit and loss account.

TAX ON EMPLOYEE SHARE OPTIONS

The Group is entitled to a tax deduction for the amount treated as compensation under US and UK tax rules for certain employee share options.

     The deduction arises on exercise of the option, while any compensation expense is recorded over the vesting period of the option.

     Under US GAAP, the tax benefit arising on Incentive Stock Options in the US (and on options with similar characteristics granted outside the US) is recorded, in equity, in the period in which the option is exercised and the tax benefit arises. In respect of non-qualifying options in the US (and on options with similar characteristics granted outside the US) deferred tax assets are calculated by multiplying the compensation expense recorded in respect of these options by the prevailing tax rate in the relevant tax jurisdiction. Valuation allowances are recorded against such deferred tax assets unless utilisation of the assets against future taxable profits is more likely than not, as assessed in accordance with the criteria in SFAS 109. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

     Under UK GAAP, the tax benefit arising on exercise of stock options is included in the tax charge in the profit and loss account, and no portion is recorded directly in equity.

FINANCIAL INSTRUMENTS

The Group makes certain deposits in foreign currencies for fixed terms (‘dual currency deposits’) which, at the options of the bank, mature in that foreign currency or are converted to sterling at a pre-agreed exchange rate. The Group considers that such arrangements contain an embedded derivative element. The embedded derivative is therefore separated from the host contract and accounted for as a derivative under US GAAP. It is initially stated in the balance sheet at cost. After initial recognition, it is measured at fair value with movements in fair value recorded in the Profit and Loss account.

ACCOUNTING FOR DEFERRED TAX

Under UK GAAP a deferred tax asset was recognised at December 31, 2003 in relation to the losses carried forward within certain parts of the business on the expectation that it was more likely than not that taxable profits would be made in future periods. Under US GAAP, SFAS 109 ‘Deferred tax’ is provided on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not as determined by the evaluation of certain criteria.

RECONCILIATION OF NET PROFIT/(LOSS) FROM UK GAAP TO US GAAP

Based on the differences detailed above, the following table shows the reconciliation of the Group’s net profit/(loss) for the past three years:

	Year ended Dec 31
	2004	2003	2002
		Restated*	Restated*
	£m	£m	£m

Net profit as reported under UK GAAP	19.8	35.7	9.6
Adjustments for:
Revenue recognition	17.0	9.2	(33.9)
Inventory subject to deferred revenue arrangements	0.3	9.4	–
Recognition of costs previously deferred	(9.4)	–	–
Compensation costs under variable plan accounting for share options and SAYE plan discount	(0.3)	(2.2)	(0.8)
Purchase price accounting adjustments	0.1	(0.3)	–
Amortisation charge for goodwill	2.0	1.5	1.2
Amortisation charge for intangibles	(0.7)	–	–
Depreciation and impairment	(0.2)	0.3	0.5
Marketable securities	0.5	(0.5)	–
Financial Instruments	(0.1)	–	–
Tax on employee share options	(1.2)	(1.2)	–
Accounting for deferred tax	1.3	(1.3)	–
Net tax effect of US GAAP adjustments	(5.5)	7.4	–

Net profit/(loss) as reported under US GAAP	23.6	58.0	(23.4)

*	See note 25 in Item 17 for information regarding the restatement affecting the UK GAAP profit in 2003 and 2002.

Exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that all within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

Under US GAAP, only items, which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future), qualify for presentation as ‘extraordinary’ items and are presented below income before extraordinary items in the statement of profit and loss.

Extraordinary Items

No Extraordinary items have arisen in the year.

PROFIT/(LOSS) PER SHARE UNDER US GAAP

Under US GAAP, the Group computes profit/(loss) per share under SFAS No.128 ‘Earnings per Share’ (SFAS 128). Under SFAS 128, basic net profit/(loss) per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Under UK GAAP, the basis of calculation is the same.

     In 2002 the Group recorded a net profit under UK GAAP, but recorded a net loss under US GAAP in 2002. As a result certain securities, which were dilutive under UK GAAP, were anti-dilutive under US GAAP in that year. The net profit/(loss) per share under US GAAP is presented below:

	Year ended Dec 31
	2004	2003	2002

Basic profit/(loss) per ordinary share in pence	22.2	56.4	(24.3)
Shares used in computing basic profit/(loss) per ordinary share	106,300,080	102,823,221	96,101,507

Diluted profit/(loss) per ordinary share in pence	21.7	55.6	(24.3)
Shares used in computing diluted profit/(loss) per ordinary share	108,649,389	104,393,147	96,101,507

Anti-dilutive securities	96,078	1,260,427	3,100,226

OTHER COMPREHENSIVE INCOME

In addition to the net profit for the year, there is also other comprehensive expense relating to foreign currency losses, which amounted to £2.8m (2003 — £1.2m, 2002 — gain of £1.3m).

INCOME AND EXPENSE TRANSACTIONS WITH THE SAME PARTY

In accordance with EITF Issue 02-16, ‘Accounting by a Reseller for Cash Consideration Received from a Vendor’, certain transactions with the same party, which are shown gross under UK GAAP, are netted under US GAAP. These adjustments have no impact on net income. The individual line items affected are cost of sales which under US GAAP in 2004 is £19.3m (2003 — £89.0m, 2002 — £48.0m) and R&D included within operating expenses (2004 — £28.0m, 2003 — £34.0m, 2002 — £21.5m).

RECONCILIATION OF SHAREHOLDERS’ EQUITY FROM UK GAAP TO US GAAP

	As at Dec 31
		2003	2002
	2004	Restated	Restated
	£m	£m	£m

Shareholders’ equity as reported under UK GAAP	106.0	86.5	45.5
Revenue recognition	(5.5)	(23.2)	(35.0)
Inventory subject to deferred revenue arrangements	0.3	9.4	–
Goodwill of Acambis Inc.	(7.0)	(7.3)	(8.5)
Goodwill of BPC	(3.1)	(6.0)	–
Recognition of intangible assets	3.8	4.7	–
Contingent consideration	1.4	–	–
Capitalisation of interest	0.5	0.8	0.5
Purchase price accounting adjustments	–	1.3	–
Marketable securities	–	(0.5)	–
Financial Instruments	(0.1)	–	–
Accounting for deferred tax	–	(1.3)	–
Net tax effect of US GAAP adjustments	–	7.4	–

Shareholders’ equity as reported under US GAAP	96.3	71.8	2.5

Under UK GAAP in accordance with statutory requirements, debts due after more than one year are required to be shown as current assets. Under US GAAP amounts owed after more than one year would be presented as non-current assets.

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

	Year ended Dec 31
	2004	2003	2002
	£m	£m	£m

Net cash (outflow)/inflow in operating activities	(17.6)	114.4	(5.5)
Net cash (outflow)/inflow in investing activities	32.0	(54.1)	(11.5)
Net cash (used in) provided by financing activities	(0.6)	8.9	7.8
Effect of foreign exchange on cash and cash equivalents	(2.1)	–	(1.2)

(Decrease)/increase in cash and cash equivalents	11.7	69.2	(10.4)
Opening cash and cash equivalents	80.9	11.7	22.1

Closing cash and cash equivalents	92.6	80.9	11.7

RECENT ACCOUNTING PRONOUNCEMENTS

US GAAP

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), ’Share-Based Payment’ (SFAS 123R), which replaces SFAS No. 123, ‘Accounting for Stock-Based Compensation,’ (SFAS 123) and supersedes APB Opinion No.25,’Accounting for Stock Issued to Employees.’ SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statements based on their fair values beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Group is currently evaluating the impact of adoption of SFAS 123(R).

     In December 2004, the FASB issued SFAS No. 153, ‘Exchanges of Non-monetary Assets-An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions’ (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, ‘Accounting for Non-monetary Transactions,’ and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group is currently evaluating the effect that the adoption of SFAS 153 will have but does not expect it to have a material impact.

     In November 2004, the FASB issued SFAS No. 151, ‘Inventory Costs-An Amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognised as current-period charges regardless of whether they meet the criterion of ‘so abnormal’ as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

     In May 2004, the FASB issued FSP No. 106-2 (FSP 106-2), ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernisation Act of 2003’ (the ‘Medicare Act’). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernisation Act of 2003,’ and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The effective date of FSP106-2 is the first interim or annual period beginning after June 15, 2004, with early adoption encouraged. The Group currently expects no material impact.

     The adoption of the following recent accounting pronouncements did not have a material impact on the Group’s results of operations and financial condition:

•	FASB Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34’;

•	FASB Interpretation No. 46(R) (FIN 46R), ‘Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51’; and

•	EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’;

Item 18 Financial Statements

See Item 17.

Item 19 Exhibits

Exhibit
Number	Description of Exhibit

1.1†	Memorandum of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

1.2	Articles of Association of the Company.

2.1†	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1†	Overview Agreement between Peptide Therapeutics Limited and Pasteur Merieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2†	Director’s Service Agreement between Acambis plc and Gordon Cameron, dated February 23, 2004 (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.3†	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.4†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.5†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.7†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.8†	Letter of Appointment between Acambis plc and Ross Graham, dated March 24, 2004 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit

4.9**	Director’s Service Agreement between Acambis plc and David Lawrence, dated July 8, 2004.

4.10†	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis Inc. (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.11†	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis Inc. (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.12**†	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.13**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.14**†	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.15**†	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.16**†	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.17**†	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.18**†	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.19**†	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit

4.20**†	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.21**†	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.22**†	Modification 0009, dated November 4, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126))

4.23**†	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003 (incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.24**†	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.25**†	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001 (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.26**†	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.27**†	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.28**†	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.29**†	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit

4.30**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003 (incorporated herein by reference to Exhibit 4.33 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.31**†	Modification 0006 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated October 14, 2003 (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.32**†	Modification 0007 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 14, 2004 (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.33**†	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002 (incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.34**†	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002 (incorporated herein by reference to Exhibit 4.35 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.35**†	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002 (incorporated herein by reference to Exhibit 4.36 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.36**†	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.37**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.38**†	Modification 0005 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated November 10, 2003 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.39**†	Modification 0006 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 31, 2003 (incorporated herein by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.40**†	Modification 0007 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 29, 2003 (incorporated herein by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit

4.41**†	Distribution Agreement, between Berna Biotech Ltd. and Berna Products Corp., dated June 28, 2001 (incorporated herein by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.42**†	MVA Prime Contract between U.S. Government and Acambis Inc., dated February 13, 2003 (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit

4.43**†	Modification 0001 to MVA Prime Contract between U.S. Government and Acambis Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.44**†	MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated April 15, 2003 (incorporated herein by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.45**†	Modification 0001 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated March 24, 2003 (incorporated herein by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.46**†	Modification 0002 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.47**†	Modification 0003 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated December 17, 2003 (incorporated herein by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.48**†	Modification 0004 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated February 6, 2004 (incorporated herein by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.49**†	Agency and Development Agreement between Cangene Corporation and Acambis Research Limited, dated March 3, 2003 (incorporated herein by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.50**†	Sub-Agency Agreement between Acambis Research Limited and Baxter Healthcare S.A., dated September 12, 2003 (incorporated herein by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.51**	MVA Prime Contract between the National Institutes of Health and Acambis Inc., dated September 30, 2004.

4.52**	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004.

4.53**	Modification 001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated July 7, 2004.

4.54	Asset Purchase Agreement between BioReliance Corporation and Acambis Inc., dated May 6, 2005.

8.1	List of Significant Subsidiaries of Acambis plc.

12.1	Section 302 Certification of Gordon Cameron.

12.2	Section 302 Certification of David Lawrence.

Exhibit
Number	Description of Exhibit

13.1	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of David Lawrence pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP.

†	Previously filed.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACAMBIS PLC

By:	/s/ Gordon Cameron

Name: Gordon Cameron
Title: Chief Executive Officer

Date: June 28, 2005

Exhibit
Number	Description of Exhibit
1.1†	Memorandum of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

1.2	Articles of Association of the Company.

2.1†	Deposit Agreement between and among Acambis plc and The Bank of New York, as Depositary (incorporated herein by reference to the Company’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 13, 2001 (File No. 333-13166)).

4.1†	Overview Agreement between Peptide Therapeutics Limited and Pasteur Merieux Serums et Vaccins S.A., dated January 25, 1999 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on April 9, 1999 (File No. 333-72077)).

4.2†	Director’s Service Agreement between Acambis plc and Gordon Cameron, dated February 23, 2004 (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.3†	Director’s Service Agreement between Peptide Therapeutics Group plc and Nicholas Higgins, dated November 29, 1996, as amended September 18, 1998 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.4†	Letter of Appointment between Acambis plc and Thomas Monath, dated March 11, 2002, as amended February 13, 2003, and Employment Agreement between OraVax, Inc. and Thomas Monath, dated October 16, 1991 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.5†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Smith, dated January 8, 1998, as amended April 30, 1998 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.6†	Letter of Appointment between Peptide Therapeutics Group plc and Alan Dalby, dated March 25, 1998 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

4.7†	Letter of Appointment between Acambis plc and Michael Lytton, dated March 12, 2001 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2003 (File No. 000-30126)).

4.8†	Letter of Appointment between Acambis plc and Ross Graham, dated March 24, 2004 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit
4.9**	Director’s Service Agreement between Acambis plc and David Lawrence, dated July 8, 2004.

4.10†	Sublease, dated December 21, 2001, between Baxter Capital Corporation and Acambis Inc. (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.11†	First Amendment to Sublease, dated April 16, 2003, between Baxter Capital Corporation and Acambis Inc. (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.12**†	Vero Cell Know-How License, between and among Baxter AG and Oravax Inc., dated as of September 19, 2000 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.13**†	License Agreement between Baxter Vaccine AG and Acambis Inc., dated December 20, 2002 (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.14**†	ACAM2000 Prime Contract, dated November 28, 2001, between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.15**†	Modification 0001, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.19 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.16**†	Modification 0002, dated December 12, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.17**†	Modification 0003, dated December 31, 2001, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.18**†	Modification 0004, dated January 31, 2002, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.19**†	Modification 0005, dated January 3, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit
4.20**†	Modification 0006, dated February 28, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.21**†	Modification 0007, dated May 30, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.22**†	Modification 0009, dated November 4, 2003, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126))

4.23**†	Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated January 13, 2003 (incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.24**†	Modification 0001 to the Distribution, Manufacturing and License Agreement between Acambis Research Limited, Baxter Healthcare SA and Baxter Healthcare Corporation, dated May 13, 2003 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.25**†	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated November 14, 2001 (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.26**†	Modification 0001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.27**†	Modification 0002 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 9, 2002 (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.28**†	Modification 0003 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.29**†	Modification 0004 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 20, 2002 (incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit
4.30**†	Modification 0005 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 29, 2003 (incorporated herein by reference to Exhibit 4.33 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.31**†	Modification 0006 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated October 14, 2003 (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.32**†	Modification 0007 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated May 14, 2004 (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.33**†	Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated April 30, 2002 (incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.34**†	Modification 0001 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated June 11, 2002 (incorporated herein by reference to Exhibit 4.35 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.35**†	Modification 0002 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated September 9, 2002 (incorporated herein by reference to Exhibit 4.36 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.36**†	Modification 0003 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated December 31, 2002 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on April 1, 2005 (File No. 000-30126)).

4.37**†	Modification 0004 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated March 5, 2003 (incorporated herein by reference to Exhibit 4.38 to the Company’s Annual Report Form 20-F/A, as filed with the Securities and Exchange Commission on July 15, 2003 (File No. 000-30126)).

4.38**†	Modification 0005 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated November 10, 2003 (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.39**†	Modification 0006 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 31, 2003 (incorporated herein by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.40**†	Modification 0007 to Subcontract, between Acambis Inc. and Chesapeake Biological Laboratories, Inc., dated October 29, 2003 (incorporated herein by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit
4.41**†	Distribution Agreement, between Berna Biotech Ltd. and Berna Products Corp., dated June 28, 2001 (incorporated herein by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.42**†	MVA Prime Contract between U.S. Government and Acambis Inc., dated February 13, 2003 (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

Exhibit
Number	Description of Exhibit
4.43**†	Modification 0001 to MVA Prime Contract between U.S. Government and Acambis Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.44**†	MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated April 15, 2003 (incorporated herein by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.45**†	Modification 0001 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated March 24, 2003 (incorporated herein by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.46**†	Modification 0002 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.47**†	Modification 0003 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated December 17, 2003 (incorporated herein by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.48**†	Modification 0004 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated February 6, 2004 (incorporated herein by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.49**†	Agency and Development Agreement between Cangene Corporation and Acambis Research Limited, dated March 3, 2003 (incorporated herein by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.50**†	Sub-Agency Agreement between Acambis Research Limited and Baxter Healthcare S.A., dated September 12, 2003 (incorporated herein by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.51**	MVA Prime Contract between the National Institutes of Health and Acambis Inc., dated September 30, 2004.

4.52**	Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004.

4.53**	Modification 001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004.

4.54	Asset Purchase Agreement, between BioReliance Corporation and Acambis Inc., dated May 6,2005.

8.1	List of Significant Subsidiaries of Acambis plc.

12.1	Section 302 Certification of Gordon Cameron.

12.2	Section 302 Certification of David Lawrence.

Exhibit
Number	Description of Exhibit
13.1	Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of David Lawrence pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP.

†	Previously filed.

**	Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.