Form 20-F
period 2005-12-31
ACAMBIS PLC
filed 2006-06-28
CIK 1073965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One):

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number 000-30126

ACAMBIS PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT UK

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of 10 pence each

American Depositary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

American Depositary Shares: 3,335,997 as of December 31, 2005

Ordinary Shares: 107,351,407 as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes          No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes        No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes           No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	Accelerated Filer	Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes          No

ABBREVIATIONS AND DEFINITIONS USED IN THIS DOCUMENT

The following abbreviations are used throughout this document:
ADR	American Depositary Receipt
AGM	Annual General Meeting
Baxter	Baxter International Inc. or subsidiaries thereof
Bharat Biotech	Bharat Biotech International Limited
BIA	BioIndustry Association
BLA	Biologics License Application
BN	Bavarian Nordic A/S
BPC	Berna Products Corporation
Cangene	Cangene Corporation
CDC	US Centers for Disease Control and Prevention
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CR	Corporate responsibility
EMEA	European Medicines Agency
EPS	Earnings per Ordinary Share
ESOP	Employee Share Ownership Plan
ESPP	Employee Share Purchase Plan
FDA	Food and Drug Administration
FL	Florida
GAAP	Generally Accepted Accounting Principles
GMP	Good Manufacturing Practice
GSK	GlaxoSmithKline
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
IND	Investigational New Drug
IP	Intellectual Property
ITC	International Trade Commission
JE	Japanese encephalitis
LSE	London Stock Exchange
LTIP	Long-term Share Incentive Plan
MA	Massachusetts
MD	Maryland
MVA	Modified Vaccinia Ankara
NIAID	National Institute of Allergy and Infectious Disease
NIH	National Institutes of Health
PwC	PricewaterhouseCoopers LLP
R&D	Research and development
RFP	Request for Proposals
SAYE	Save As You Earn
SEC	Securities and Exchange Commission
SOX	Sarbanes-Oxley Act 2002
SP	sanofi pasteur
SSSARs	Stock Settled Stock Appreciation Rights
TSR	Total Shareholder Return
UITF	Urgent Issues Task Force
VIB	Flanders Interuniversity Institute for Biotechnology
VIG	Vaccinia Immune Globulin

Item 1	Not applicable

Item 2	Not applicable

Item 3	Key Information

A	Selected financial data

Acambis is a UK public limited company with shares listed on the London Stock Exchange and, in the form of American Depositary Receipts (ADRs), on the NASDAQ National Market. This is the Form 20-F for the year ended December 31, 2005. References to the Group and Acambis throughout this document relate to Acambis plc and all of its subsidiary and associated undertakings. References to the Company are to Acambis plc, the ultimate holding company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group’s operations are discussed in the operating and financial review in Item 5, risk factors in Item 3D and the corporate governance statement in Item 6 and in documents as filed with the US Securities and Exchange Commission from time to time.

SELECTED FINANCIAL INFORMATION (IN MILLIONS, EXCEPT PER SHARE DATA)

The following selected financial information for each of the fiscal years in the five-year period ended December 31, 2005 has been derived from Acambis’ audited Group financial statements for the year ending December 31, 2005. The audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations, and with those Parts of the United Kingdom Companies Act 1985 which are applicable to companies reporting under IFRS. The Group financial statements for the two-year period ended December 31, 2005 are included elsewhere in this Annual Report on 20-F.

	Year ended Dec 31
	2005 £m		2004 £m
Statement of operations data:
Turnover (revenues)	40.9		85.5
Cost of sales	(27.6)		(35.0)
Gross profit	13.3		50.5
Research and development costs	(34.1)		(29.3)
Sales and marketing costs	(2.6)		(2.8)
Administrative costs (including costs relating to Canton plant impairment, restructuring costs)	(7.7)		(5.5)
Other operating income - settlement of Canton agreement	-		10.2
- fair value of shares received for grant of license	0.4		-
Operating (loss)/profit	(30.7)		23.1
Finance income	4.0		4.8
Finance costs	(1.0)		(0.9)
(Loss)/profit before tax	(27.7)		27.0
Taxation	0.7		(7.3)
(Loss)/profit for the year attributable to equity holders of the Company	(27.0)		19.7
Basic (loss)/earnings per ordinary share (in pence)	(25.2	)p	18.5	p
Number of shares-weighted average	107,211,367		106,300,080
Diluted (loss)/earnings per ordinary share (in pence)	(25.2	)p	18.1	p
Fully diluted number of shares-weighted average	107,211,367		108,649,389

	As at Dec 31
	2005 £m	2004 £m
Balance sheet data:
Non-current assets	39.8	40.5
Cash and liquid investments	68.0	101.8
Current assets (excluding cash and liquid investments)	25.6	21.6
Current liabilities	(46.8)	(47.6)
Non-current liabilities	(3.6)	(8.8)
Share capital	10.7	10.7
Shareholders’ equity (net assets)	83.0	107.5

The following selected financial information for each of the fiscal years in the five-year period ended December 31, 2005 has been derived from Acambis’ audited Group financial statements. Translation of pounds sterling into US dollars for the year ended December 31, 2005 has been made at the rate of £1.00=$1.7168 based upon the mid-point closing rate at December 31, 2005. This translation is provided solely for the convenience of the reader and does not reflect financial information in accordance with generally accepted accounting principles for foreign currency translations. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that rate or any other rate. The following information should be read in conjunction with the financial review, the Group financial statements and the notes thereto appearing elsewhere in this document.

	Year ended Dec 31
Statement of operations data:	2005	2005	2004	2003	2002	2001
	$m	£m	£m	£m	£m	£m
US GAAP
Turnover (revenues)	85.5	49.8	102.5	178.3	45.8	10.9
Cost of sales	(47.9)	(27.9)	(43.4)	(89.0)	(48.0)	(5.1)
Gross profit	37.6	21.9	59.1	89.3	(2.2)	5.8
Operating expenses	(75.2)	(43.8)	(28.4)	(34.0)	(21.5)	(20.5)
Operating (loss)/ profit	(37.6)	(21.9)	30.7	55.3	(23.7)	(14.7)
Net (loss)/profit (being retained (loss)/profit for the year)	(34.9)	(20.3)	23.6	58.0	(23.4)	(14.8)
Net (loss)/profit per share (basic)	$(0.33)	£(0.19)	£0.22	£0.56	£(0.24)	£(0.16)
Net (loss)/profit per share (diluted)	$(0.33)	£(0.19)	£0.22	£0.56	£(0.24)	£(0.16)

The Group has not paid dividends in any of the years shown above. All operations are continuing,

	Year ended Dec 31
Balance sheet data:	2005	2005	2004	2003	2002	2001
	$m	£m	£m	£m	£m	£m
US GAAP
Cash, cash equivalents and short-term investments	116.8	68.0	101.8	125.2	11.8	22.2
Working capital (including debtors due after one year)	86.9	50.6	76.1	51.3	(4.5)	19.2
Fixed assets	54.9	32.0	27.7	31.6	25.6	17.3
Total assets	219.4	127.8	155.6	206.0	145.0	53.6
Capital stock	18.4	10.7	10.7	10.6	9.9	9.3
Shareholders’ equity (net assets)	134.2	78.2	96.3	71.8	2.5	15.6

B	Not applicable
C	Not applicable
D	Risk factors

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

RELIANCE ON THE US GOVERNMENT AND THE SMALLPOX VACCINE PRODUCES IRREGULAR REVENUE STREAMS AND MAY IMPAIR FUTURE PERFORMANCE

Acambis is reliant on the smallpox franchise from the US Government for the vast majority of its revenue. Orders for additional smallpox product can come at unpredictable intervals or may not be placed at all, resulting in a potential lack of recurring revenue. There is no guarantee that Acambis will be awarded future contracts, or that demand for the Group’s smallpox franchise will continue or that it will continue to contribute to Acambis’ revenue stream.

ACAMBIS MIGHT NOT WIN AN MVA CONTRACT WITH THE US GOVERNMENT, OR THE CONTRACT MIGHT BE SIGNIFICANTLY LATER OR SMALLER THAN ANTICIPATED

Acambis’ results of operations are particularly dependent on the pending award of a US Government contract for Modified Vaccinia Ankara (MVA). There is a risk that such procurement is for fewer doses, generates less revenue or materializes later than anticipated, or that a contract is not awarded to Acambis at all. If the contract is awarded, there is a risk that Acambis will fail to deliver the product on time and on budget, and if the contract is awarded on a fixed price basis, that Acambis will fail to make any profit on the contract. There is no guarantee that Acambis will be awarded future contracts, that demand for the Group’s smallpox franchise will continue or that it will continue to contribute to Acambis’ revenue stream.

FUTURE ACAM2000 REVENUES COULD BE JEOPARDIZED IF ACAMBIS DOES NOT RECEIVE A WARM-BASE MANUFACTURING CONTRACT OR IF THE FDA DOES NOT APPROVE ACAM2000

The award of a warm-base manufacturing contract for ACAM2000 vaccine production has been delayed. The risks are that this is further delayed, is of less commercial value than anticipated or does not materialize. If the contract is awarded it may not be as profitable as anticipated or it may not be able to deliver on it in accordance with its obligation. The contract might not utilize as much use of Acambis’ manufacturing and fill/finish facilities as anticipated. There is no guarantee that Acambis will be awarded future contracts, that demand for the warm-base manufacturing will continue or that it will continue to contribute to Acambis’ revenue stream. If the US Food and Drug Administration (FDA) subsequently refuses to license ACAM2000, future revenues of this product will be materially reduced, harming Acambis’ results of operations.

AN ADVERSE RESULT IN THE MVA LITIGATION COULD HAVE A MATERIAL ADVERSE EFFECT ON ACAMBIS’ FUTURE RESULTS

Bavarian Nordic A/S (BN) has lodged complaints against Acambis with the International Trade Commission (ITC), and the US District Court for the District of Delaware and the Commercial Court in Vienna, Austria. If BN prevails in one or more of these actions, there could be a number of adverse effects on Acambis, including loss of the right to market MVA and significant damage claims. Even if BN does not prevail, it is possible that the pendency of litigation will disrupt the MVA procurement process or cause the US government to choose another supplier. Any of the foregoing could materially harm Acambis’ financial condition and results of operations.

STOCKS OF ACAM2000 MAY BECOME SURPLUS TO REQUIREMENTS

Acambis does not have firm orders to cover all stocks of ACAM2000 smallpox vaccine leading to the risk that stock may be written off which would negatively impact the Group’s financial results.

OPERATIONS

There is a risk that the Company’s fill and finish plant in Rockville, MD will not be ready in time to meet the demands of the warm-base contract in 2007. Additionally Acambis still has no experience in taking a product through licensure to sales. Finally the Group’s commercial arrangements with Bharat Biotech International Limited (Bharat Biotech) are unproven. There is a risk that the partnership will fail to deliver.

ACAMBIS IS DEPENDENT ON THE SUCCESS OF ITS PRODUCT PIPELINE

The Acambis product development pipeline continues to be a major driver of medium-and long-term value. There is a risk that there might be no or insufficient reward in marketing these products, that one or more of them fails in development or clinical trials, that development delays threaten first-to-market advantage or that increasing costs negatively impact potential returns. In addition products may fail or be withdrawn at any time, before or after licensure.

ACAMBIS’ OPERATING RESULTS MAY BE NEGATIVELY AFFECTED BY EXPOSURE TO FOREIGN EXCHANGE AND OTHER ECONOMIC RISK FACTORS

Acambis conducts a substantial part of its business outside the UK and is, therefore, subject to fluctuations in the exchange rate with other currencies, particularly the US dollar.

Acambis has no control over changes in inflation or interest rates, foreign currency exchange rates and controls or other economic factors affecting its business or the possibility of political unrest, legal and regulatory changes or nationalization in jurisdictions in which it operates. These factors could materially affect Acambis’ future results of operations.

ACAMBIS’ LISTING ON BOTH THE UK (LSE) AND US (NASDAQ) MARKETS IS LIKELY TO GENERATE INCREASED COMPLIANCE COSTS AND RISKS.

Dual listing generates significant additional costs and regulatory requirements. In some cases, the listing requirements and regulations in one of Acambis’ markets differ substantially from those in the other, leading to additional compliance costs. It is also possible that new regulatory initiatives in one of Acambis’ markets will create additional compliance costs.

DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GAAP MAY HAVE A SIGNIFICANT IMPACT ON ACAMBIS’ FINANCIAL STATEMENTS WHEN RECONCILING TO US GAAP

In common with other listed companies governed by the law of a European Union member state, for financial years beginning on or after January 1, 2005 the Group has been required to prepare its financial statements in accordance with International Accounting Standards (IAS) adopted at the European level (endorsed IAS or IFRS). This requirement was first applicable to the Group’s financial statements for the year ended December 31, 2005, contained in this 20-F document. There are differences between IFRS and US GAAP that could cause significant changes in the Group’s reported results as the Group changes over to IFRS, some of which may be adverse.

THE SAFETY AND EFFICACY OF ACAMBIS’ PRODUCTS DURING DEVELOPMENT MAY BE UNCERTAIN

There may be issues regarding the safety and efficacy of products both when licensed and while in clinical development. Any failure of safety or efficacy could lead to a project’s demise, the recall of a product, or the suspension or withdrawal of a necessary license. Acambis may not have the ability to take any particular research project through to market due to issues regarding safety and efficacy, the ability to obtain necessary regulatory approvals, difficulty or excessive cost to manufacture, infringement of patents or intellectual property (IP) rights of others, or the lack of sufficient reserves to continue research and development to a satisfactory conclusion. Additionally, the developmental stage of many of Acambis’ products is lengthy and there can be no assurance that the development of certain of its products will be completed in a timely manner or at all. There is a risk that the system to pick up and monitor adverse events may fail, leading to a delay in product recall, and consequential harm.

INTELLECTUAL PROPERTY RIGHTS COULD BE INFRINGED

There is a risk that failure in the procedure to correctly identify existing IP that may lead to patent infringement claims in addition to the MVA- related litigation with BN in relation to its MVA program. If the case is found against Acambis, there is a risk that the Group would be unable to proceed with sales of the MVA product. There are also several issues relating to IP where patent applications may be denied, or issued patents may be challenged or otherwise not provide adequate or any protection for any commercially viable product. Owing to the nature of the field in which Acambis operates, there is a high project and product attrition rate and any product can fail at any stage of the process from initial investigation to final licensure, and products can be withdrawn at any stage even after they are licensed. There is a risk that the existing system to protect IP fails to operate effectively so that project-related information is presented externally and is not properly protected.

LOSS OR DAMAGE TO ACAMBIS’ FACILITIES COULD MATERIALLY ADVERSELY AFFECT ITS FINANCIAL RESULTS

In addition to Acambis’ R&D facility located in the US, Acambis has two manufacturing facilities, both located in the US. The first in Canton, MA comprises bulk/purification capacity and the second in Rockville, MD comprises lyophilisation (freeze drying) and fill/finish operations currently sufficient for clinical trial scale material. As of June 26, 2006, the Canton facility remains the only facility which is fully operational.

In the event that these manufacturing facilities were to experience operational or information technology difficulties or if Acambis were to lose these facilities completely, there would likely be a significant impact on its financial results. Acambis’ facilities are at risk of suffering unforeseen events which would be classified as force majeure, e.g. fire, flood or weather damage, or loss of utilities, any of which could have a material adverse effect on the Group’s financial condition and results of operations.

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

IF ACAMBIS IS NOT ABLE TO OBTAIN ADEQUATE FUNDING FOR ITS PRODUCTS AND RESEARCH, THE DEVELOPMENT OF ITS PRODUCTS COULD BE SIGNIFICANTLY IMPEDED

The nature of biotechnology research means that there are high front-end costs associated with products, which may have lead times to market of several years. Acambis may have insufficient funds for its products or operations either through the inability to raise future funds or by finding that fundraising is available only on unattractive or unacceptable terms, for example by shareholder dilution. If additional funds cannot be raised as needed, this may result in the delay, reduction or elimination of some development programs and may have an impact on the ability to continue as a going concern. Changing commercial opportunities may result in a reduction in the future expected value of products.

EVEN LICENSED PRODUCTS MAY BE WITHDRAWN FROM THE MARKET

Regulatory authorities have the ability to withdraw licensed products from the market, at any time, on the grounds of safety. In addition, the nature of research and development in the field of vaccines is characterized by a very high failure rate, both in research and development as well as during and after the licensure process.

THE BIOTECHNOLOGY INDUSTRY IN THE US AND THE UK IS INTENSELY COMPETITIVE AND COMPETITORS MAY HAVE SUPERIOR PRODUCTS IN RESEARCH AND DEVELOPMENT

Acambis’ business may be negatively affected by the intense competition it faces from pharmaceutical and specialist biotechnology companies engaged in the development of vaccines in areas in which Acambis is engaged. Acambis has still not yet completed the full clinical development and subsequent registration of any product candidate. Competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing expertise. Many of Acambis’ competitors may have greater financial and human resources and more experience in research and development (R&D). If Acambis fails to obtain adequate IP rights for its product candidates, competitors may be able to take advantage of Acambis’ R&D efforts. Additionally, the biotechnology field is characterized by significant and rapid technological change. Research and discoveries by its competitors may result in medical insights or breakthroughs that render Acambis’ product candidates obsolete before they generate any income.

ACAMBIS EXPERIENCES SIGNIFICANT COMPETITION FOR QUALIFIED EMPLOYEES WITH INDUSTRY EXPERIENCE WHICH COULD LEAD TO THE LOSS OF EMPLOYEES

There is a risk of an inability to attract and retain key employees. Acambis is based in areas where there is intense competition for hiring and retaining employees with biotechnology experience, which may lead to increased costs or decreased availability of staff. Furthermore, the loss of key employees could weaken Acambis’ scientific expertise and delay the development of products. Acambis is highly dependent on employees who have an in-depth and long-term understanding of its technologies, products, programs, collaborative relationships and strategic goals. The loss of these employees could have a negative impact on Acambis’ business and prospects.

THE SUCCESS OF SEVERAL OF ACAMBIS’ PRODUCTS IS DEPENDENT UPON THE PERFORMANCE OF THIRD PARTY COLLABORATORS

Acambis has entered into several significant commercial agreements and the success of some of its products is, therefore, highly dependent on collaborators, most notably Baxter International Inc. (Baxter). These collaborators have significant discretion over the resources they devote to Acambis’ products and Acambis cannot guarantee that third parties will devote adequate resources to the collaborations or that those products can be successfully commercialized without those collaborators. Failure of its collaborators to perform adequately under their commercial agreements could materially adversely affect Acambis’ ability to produce certain products and could also materially adversely affect its results of operations.

ACAMBIS MAY FAIL TO COMPLY WITH REGULATORY REQUIREMENTS

All companies working in vaccines for use in humans are subject to a severe regulatory environment. There is a risk of failure to comply, leading to loss of contracts, damage to reputation or an increase in liability. Regulations enforced by government agencies could impose significant costs and restrictions on the development, testing, approval and manufacturing of pharmaceutical products for human use. Lost market opportunities may result from delays and uncertainties in the approval process of the FDA, the European Medicines Agency (EMEA) and comparable agencies in other foreign countries. In some countries, including the US and those of the European Union, regulatory controls have become increasingly demanding, increasing not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. The type, duration and cost of clinical trials are determined by external regulatory authorities. Acambis has no control over these factors. Acambis expects that this trend will continue and will expand to other countries. Acambis has no track record of having achieved registration of any product, although expertise does exist within the Group.

INSUFFICIENT MARKETING MAY DAMAGE FUTURE EXPECTED REVENUES

There is a risk that the process governing strategic marketing fails, or insufficient market research is undertaken, leading to lost opportunities. With regard to products, Acambis may face patient inertia and reluctance to change from branded products already on the market. Vaccines in general have become the subject of heightened consumer scrutiny, which may impede the success of Acambis’ vaccine products. Vaccines generate the bulk of Acambis’ revenue and Acambis expects them to continue to play a dominant role in Acambis’ business in the future. Product success will depend on Acambis being able to produce the product at a reasonable cost and to convince doctors to prescribe the product, patients accepting the product and the product being more effective than its competitors. Acambis must also balance its product portfolio to meet market demands, which are constantly shifting. Where the purchaser is not a private individual, third-party reimbursement and healthcare cost containment may operate to constrain healthcare budgets and, therefore, the price of the product. A significant proportion of future revenue may depend on payments by third-party payers, including government health administration authorities and private health insurers. Acambis may not be able to sell its products profitably if reimbursement is unavailable or limited.

ACAMBIS MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE AGAINST PRODUCT LIABILITY OR OTHER CLAIMS

Legal factors, including product liability claims, environmental concerns and patent disputes with competitors, could preclude commercialization of products or negatively affect the profitability of such products, or give rise to liabilities for which the Group may have no, or only limited, insurance coverage. The nature of Acambis’ business exposes it to potential product liability claims inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of its products. Acambis secures insurance before commencing clinical trials and periodically reviews its insurance coverage, however, in the event of any claim, it is possible that the level of insurance Acambis presently carries or may carry in the future may not be adequate, and a product liability or other claim may materially and adversely affect its financial position. There is no guarantee that Acambis will continue to be able to obtain satisfactory or any insurance cover.

ACAMBIS’ RESULTS ARE AFFECTED BY TAXATION

The effective tax rate on the Group’s earnings is affected by the tax rates applicable in the UK and the US. Changes in tax laws or in their application with respect to matters, such as transfer pricing, that relate to the proportion of the Group’s earnings, which may currently be taxed at more favorable rates, could increase the Group’s effective tax rate and adversely affect its net earnings.

ACAMBIS MAY NOT BE ABLE TO COMPLETE ITS TRANSITION FROM AN R&D-BASED ENTITY INTO AN INTEGRATED BIOPHARMACEUTICAL CONCERN

Acambis continues to implement changes to complete its transition from a group predominantly focused on R&D to one with integrated biopharmaceutical capabilities. These changes are not yet complete and there is a risk that they will not be successful, which will create substantial near-term costs and impede Acambis’ ability to perform effectively in the future.

Item 4	Information on the Company
A	History and development of Acambis

COMPANY SECRETARY, REGISTERED OFFICE AND GROUP HEADQUARTERS

Elizabeth Brown

Peterhouse Technology Park

100 Fulbourn Road

Cambridge CB1 9PT, UK

Telephone +44 (0) 1223 275 300

Acambis plc

Registered number 2863682

Date of incorporation October 19, 1993

Jurisdiction of incorporation: England and Wales

Acambis is a biopharmaceutical company operating in the infectious disease arena, with a focus on developing new vaccines. It is headquartered in Cambridge, UK. The majority of its operations are based in the US, with R&D in Cambridge, MA, manufacturing in Canton, MA, a sales and marketing operation in Miami, FL and a fill and finish facility in Rockville, MD that Acambis leased in May 2005.

Acambis aims to become a fully integrated, profitable biopharmaceutical company, targeting infectious diseases with vaccines and other biological products, and generating predictable and sustainable revenues through both organic growth and acquisitions. To deliver that goal, it is focused on making the most of the opportunities for its smallpox franchise, building a high-value pipeline, building core capabilities to maximize the value of the pipeline and increasing its recurring revenue streams.

Acambis was established in 1992 in the UK as Peptide Therapeutics Limited and floated on the London Stock Exchange in November 1995. It listed its shares in the form of ADRs on NASDAQ in February 2001.

In May 1999, it acquired a US-based vaccine research company, OraVax, Inc. and, in December 2000, was renamed Acambis plc. Around that time, it refocused its operations on the development of vaccines and subsequently sold its drug discovery business, Mimetrix, to Medivir AB, a Swedish biotechnology company.

Much of its cash has come from government contracts for its new, investigational smallpox vaccine, which is sold to the US and other governments under an FDA Investigational New Drug (IND) application.

Acambis started work on developing a new smallpox vaccine in 2000, having been awarded a contract by the US Government, and was awarded a major stockpiling contract in November 2001. Acambis has now supplied the US with 182.5 million doses of its investigational ACAM2000 vaccine (see further information in Item 10C (a)). It has also supplied the vaccine to 14 other governments around the world as an investigational product. The ACAM2000 program was awarded fast-track status in December 2004. In April 2006, Acambis completed submission of the Biologics License Application to the US FDA to seek licensure of ACAM2000.

In partnership with Baxter, Acambis is developing an attenuated smallpox vaccine, MVA3000, which is a Modified Vaccinia Ankara-based investigational smallpox vaccine. To date, Acambis has been awarded two National Institute of Allergy and Infectious Diseases (NIAID) contracts relating to the development and manufacture of MVA3000. It is currently bidding for a US Government stockpiling contract.

Acambis aims to maximize and retain the value of its products by manufacturing and selling the vaccines it develops, wherever feasible. It has established a bulk manufacturing/purification capability in-house and acquired a lyophilisation and fill/finish facility in May 2005. In addition, the Group added a sales, marketing and distribution capability in 2003 through the acquisition of Berna Products Corporation (BPC), based in Miami, FL, which sells Vivotif®, a licensed oral typhoid vaccine, in North America.

CAPITAL EXPENDITURE IN RECENT YEARS

During 2005, Acambis made additions of short leasehold land and buildings of £3.6m (2004 - £1.5m, 2003 - £2.9m), acquired £0.9m of laboratory and manufacturing equipment (2004 - £0.9m, 2003 - £1.9m) and £0.7m of office equipment (2004 - £0.9m, 2003 - £1.0m). Additions in 2005 and 2004 were principally in the US. Additions in 2003 were primarily related to the reactivation of a manufacturing facility in the US. In the period from December 31, 2005 to the end of April 2006, the Group has made additions of £nil for laboratory and manufacturing equipment and £0.3m for computer equipment. These additions were in the US. All additions in 2003, 2004 and 2005 were financed using cash, and related predominantly to the cost of redeveloping and expanding areas of the US R&D facility. Expenditure incurred during 2005 primarily relates to acquiring the fill/finish facility in Rockville MD, in May 2005.

B	Business overview

THE VACCINE INDUSTRY

There are an estimated 200 companies operating in the vaccine arena, selling or developing around 600 products. The five major players – sanofi pasteur (SP), GlaxoSmithKline (GSK), Merck, Wyeth and Novartis – generated around 80% of the $8.5bn worldwide sales in 2004. Other sales were shared between mid-size companies such as Acambis, Baxter Vaccines, Crucell, Intercell and Solvay.

Typically, these mid-size companies, like Acambis, employ between 250 and 1,000 employees, are often investing in developing their infrastructures, including manufacturing and marketing, and tend to have varied geographical coverage. Companies such as these may sell some products and have late-stage development programs but may not be inclined to out-license products except to gain experience or coverage that they lack.

The need for long-term investment in R&D, considerable manufacturing capacity and capability, and the ever-increasing regulatory burden have established high barriers to entry and encouraged industry consolidation to bring the acquirer access to products, expertise or expanded geographical reach. Several of the leading pharmaceutical companies are also investing in their vaccine divisions, including through acquisition. Recent examples include GSK’s acquisition of ID Biomedical, Novartis’ acquisition of Chiron and Crucell’s acquisition of Berna Biotech.

Although the majority of sales today are for pediatric vaccines, elective vaccination of adolescents, adults and the elderly is gaining profile. Target markets include vaccines for diseases associated with pregnancy, sexual contact, drug use and hospital-acquired infections, as well as the more well-known travel/military vaccination markets, biodefense vaccines and the high-profile influenza market.

The infectious disease arena and, in particular, infectious disease vaccines offer major opportunities for companies such as Acambis. Through factors such as an increased emphasis on preventative medicine in Western countries, emergence of new diseases, continued growth in travel to endemic regions and concerns about the threat of viruses and bacteria being used as biological weapons, vaccines are now recognized internationally as a critical part of health management strategies. Vaccines, which are Acambis’ focus, continue to represent the fastest-growing infectious disease sector.

ACAMBIS’ PRODUCTS

The majority of Acambis’ revenues today come from government contracts relating to its investigational smallpox vaccines, ACAM2000 and MVA3000, with the US Government being its principal customer. In addition, it sells a typhoid vaccine, Vivotif, in North America.  Acambis plans to drive future revenues through sales of other products that it is currently developing and by seeking to acquire additional products that are licensed or close to licensure. In addition to its smallpox vaccines, it has three other proprietary vaccines in development. ChimeriVax-JE, a vaccine against the Japanese encephalitis virus, is undergoing Phase 3 clinical trials in the US and Australia and will undergo pediatric trials in India. ChimeriVax-West Nile, a vaccine against the West Nile virus, entered Phase 2 testing in December 2005. C. difficile, a vaccine against the hospital-acquired Clostridium difficile bacterium, is currently undergoing Phase 1 trials and is expected to enter Phase 2 trials later in 2006. In addition, Acambis has developed ChimeriVax-Dengue, a vaccine against dengue fever, and out-licensed this program to SP. The vaccine is undergoing Phase 2 trials. In 2005, Acambis established a program to develop a ‘universal’ influenza vaccine, using technology acquired from a US biotechnology company, Apovia Inc (Apovia), and collaboration with a Belgian research institute. It aims to undertake initial trials of a vaccine candidate in 2007.

ACAMBIS’ OPERATIONS

Acambis’ headquarters are based in Cambridge, UK where, in addition to head office functions, it has a clinical and regulatory team, business development and sales and marketing departments. Acambis’ principal research and development operation is located in Cambridge, MA. Acambis’ bulk/purification manufacturing facility is in Canton, MA, together with associated functions such as quality control and quality assurance. Acambis’ fill/finish facility, which is in the process of being fitted out, is based in Rockville, MD. Its sales, marketing and distribution infrastructure is based in Miami, FL and it also has an operation in Toronto, Canada.

ACAMBIS’ MARKETS

The majority of Acambis’ revenues today come from government contracts relating to its investigational smallpox vaccines, ACAM2000 and MVA3000, with the US Government being its principal customer. In addition, it sells a typhoid vaccine, Vivotif, in North America.

Of the investigational vaccines currently being in clinical development, the nearest to market is ChimeriVax-JE. The target markets for this vaccine are people living in endemic regions and travelers and military personnel visiting those regions. Acambis has partnered with Bharat, which will support commercialization of ChimeriVax-JE in India. The primary market for a West Nile vaccine is expected to be the US and the focus for C. difficile is likely to be the US, Canada and Europe.

THE REGULATORY ENVIRONMENT

The process to gain a license to sell a vaccine takes a long time and requires a significant amount of investment. An application for licensure of a vaccine requires a vast amount of data from the results of clinical and pre-clinical testing and about the manufacturing process, and the standards expected of an approvable product are ever increasing.

The regulatory authority that has, to date, overseen much of Acambis’ work is the FDA. However, licensure of Acambis’ vaccines will often also be sought from other regulatory authorities, such as the EMEA and the Australian Therapeutics Goods Administration (TGA).

STRATEGY

As part of its long-term strategy, Acambis has four key drivers:

-	Maximize the smallpox franchise
-	Build a billion dollar pipeline
-	Fully integrate from concept to commercialization
-	Increase recurring revenue streams.

MAXIMISE THE SMALLPOX FRANCHISE

Acambis has supplied more doses of smallpox vaccine to more governments than any other company. By capitalizing on its strengths, Acambis aims to make the most of the opportunities available to it – ACAM2000 warm-base manufacturing for the US, stockpiling ACAM2000 for other governments and delivering MVA3000 to the US Strategic National Stockpile – in order to generate funds to invest in its pipeline.

BUILD A BILLION DOLLAR PIPELINE

Acambis’ pipeline is its principal asset for creating shareholder value. By delivering on what it has today – short- and medium-term projects with a mix of commercial opportunities – it aims to establish a sound base for its portfolio. By adding, over time, other products that target sizeable commercial opportunities, it aims to build a high-value portfolio.

FULLY INTEGRATE FROM CONCEPT TO COMMERCIALISATION

Acambis wants to generate as much value as possible from its pipeline. In time, it wants to develop, manufacture and sell its own products wherever possible. For now, profits from sales of Vivotif are already contributing to its pipeline investment, its manufacturing assets are helping it to control costs and timelines, and it complements its strengths where necessary through partnerships with other companies.

INCREASE RECURRING REVENUE STREAMS

The cost of developing new products is significant, as is investing in assets that can generate greater value in the long term, such as manufacturing. Acambis’ aim is to capitalize on all sources of funding available to it to supplement shareholder investment. In addition to bidding for smallpox contracts, it also aims to increase the size and diversity of its recurring revenue streams, particularly through using its sales and distribution infrastructure.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements contained within this Form 20-F have been prepared in accordance with IFRS as adopted by the European Union (‘IFRS’). A reconciliation to US GAAP is set out in note 29 in the financial statements. The principal differences between IFRS and US GAAP accounting arise on revenue recognition timing differences, accounting for share options, deferred tax and the treatment of goodwill. These differences are described within note 29 within the financial statements.

TURNOVER

The Group’s turnover comprises product sales, license fees, contract research fees and milestone payments.

The Directors are of the opinion that the Group has only one class of business.

The following table presents revenue and certain asset and capital expenditure information regarding the Group’s geographic segments.

		Europe		North America
	2005 £m	2004 £m	2005 £m	2004 £m
Revenue:
Sales to external customers	1.8	8.5	39.1	77.0
Other segment information:
Total assets	79.3	104.0	54.1	59.9
Capital additions:
Tangible fixed assets	—	—	5.2	3.1
Intangible assets	—	—	0.6	0.2

In 2005, sales to Europe represented 4.4% and sales to North America represented 95.6% of total sales.

EMPLOYEES

At December 31, 2005, Group headcount had increased to 285 (2004 – 270).

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

C	Organizational structure

SUBSIDIARY UNDERTAKINGS at December 31, 2005
Company name	Main business	Country of incorporation	Parent company	% owned
Acambis Research Limited	Corporate administration and sales	England and Wales	Acambis plc	100%
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100%
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100%
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100%

These subsidiaries are all consolidated into the Group accounts.

D	Property, plant and equipment

DESCRIPTION OF PROPERTY

The following table summarizes the premises that Acambis currently leases:

Location	Use	Approximate area	Lease dated	Lease term
Peterhouse Technology Park, Cambridge, UK	R&D/office	30,000 sq ft	Dec 1998	25 years
Cambridge, MA, USA	R&D/office	53,000 sq ft	Jan 1996	15 years
Cambridge, MA, USA	Office	6,000 sq ft	Oct 2005	5½ years
Canton MA, USA	Manufacturing	47,000 sq ft	Dec 2001	5 years

Location	Use	Approximate area	Lease dated	Lease term
Canton MA, USA	Office/warehousing	27,000 sq ft	Apr 2002	5 years
Coral Gables FL, USA	Office	11,000 sq ft	Jun 2006	3 years
Toronto, Canada	Office	3,000 sq ft	Jun 2005	3 years
Rockville MD. USA	Fill & Finish Facility	58,000 sq ft	May 2005	12 years

In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until September 2004 with an option to extend until November 2004. Medivir terminated the sub-lease in September 2004. During 2005, Medivir contributed £nil (2004 - £0.2m) in operating lease rentals relating to land and buildings.

The Group believes its properties to be adequately maintained and suitable for their intended use.

Item 4A	Not applicable
Item 5	Operating and financial review and prospects
A	Operating results

The information in this ‘Operating and financial review and prospects’ section should be read in conjunction with the financial statements and the Notes thereto and Item 3: Key Information, D: Risk Factors.

OVERVIEW OF 2005

INTRODUCTION
Acambis’ most notable achievement in 2005 was the progression of each of its proprietary programs into the next stage of development, including ChimeriVax-JE, which is now undergoing pivotal Phase 3 trials in Australia and the US. It also expanded the pipeline with the addition of an exciting influenza vaccine program by acquiring an ongoing program and starting a research collaboration.

Its capabilities were increased through the acquisition of a fill/finish capability in the US, which has given Acambis the opportunity not only to bring in-house an increasingly scarce resource but also to complete its manufacturing supply chain.

In addition to building its pipeline and capabilities, Acambis has an ongoing aim to exploit its competitive strengths in the smallpox arena to gain as much value as possible from its franchise of products: ACAM2000, MVA3000 and C-VIG. It made good progress with its existing MVA3000 contract, including delivering 500,000 doses to the US Government, and, in January 2006, started submission of a US license application for ACAM2000, which was completed in April 2006.

Acambis is now in a litigation process relating to MVA as a result of complaints filed against it by BN in the US in August 2005. A further suit was filed in Austria in February 2006. BN alleges that Acambis has used its trade secrets in the development of Acambis’ MVA3000 vaccine and that it is infringing BN’s patents. Acambis strongly believes these allegations are without foundation and it is vigorously defending its position.

Acambis’ financial performance during 2005 was in line with management expectations. The guidance it gave at the beginning of the year was for £40m of predictable revenues and the actual performance was £40.9m.

The fact that almost 60% of this revenue was recognized in the fourth quarter of the year highlights one of the principal challenges of predicting and relying on biodefense contract revenues and Acambis continues to pursue opportunities to build more recurring revenues. In this area, 2005 was a particularly good year for sales of Vivotif as Acambis was able to capitalize on availability issues for the competitor typhoid vaccine to improve revenues and market share.

SMALLPOX FRANCHISE UPDATE

ACAM2000

Following a pre-Biologics License Application (BLA) meeting with the FDA in November 2005, Acambis started submission of its BLA for ACAM2000 in January 2006 and completed it in April 2006. This is the culmination of over five years of work to provide the US Government with a next-generation, licensed smallpox vaccine. Acambis submitted the BLA on a ‘rolling’ basis under the fast-track status awarded to the program in December 2004. The submission included safety, tolerability and immunogenicity data obtained from clinical trials of ACAM2000 conducted in more than 3,800 subjects. Given ACAM2000’s fast-track status, Acambis expects to receive the FDA’s decision on its application before the end of the year.

Acambis is currently in negotiations with the US Government about a contract for Acambis to provide warm-base manufacturing for ACAM2000 on a long-term basis. This is intended to maintain its facilities in a state of production readiness and, if necessary, to provide the US with ongoing surge capacity in smallpox vaccine production. In September, Acambis reported that the CDC had indicated that it would be proceeding with a warm-base manufacturing contract during US Government Fiscal Year 2006, which runs from October 1, 2005 through September 30, 2006. Acambis is on track to achieve that timeline.

Management remains confident that there are further opportunities to sell ACAM2000 to other governments. Whilst Acambis did not achieve any significant sales during 2005, discussions with various countries indicate that some may be awaiting the outcome of the US product license application process before proceeding with their procurement decisions.

MVA3000

During 2005, Acambis made excellent progress on its existing contract with the US Government agency, the NIAID, including delivering 500,000 doses of its MVA vaccine, MVA3000, in December.

It also initiated a Phase 2 safety and immunogenicity trial, enrolment for which is now complete.

Together with its co-development partner Baxter, Acambis submitted a bid for a US Government stockpiling contract in October 2005. This was in response to a Request for Proposals (RFP) issued by the Department of Health and Human Services. The RFP is for the manufacture of up to 20 million doses of MVA attenuated smallpox vaccine and advanced clinical testing up to and including obtaining a product license. It also includes options for the purchase of up to 60 million additional doses of MVA and warm-base manufacturing over the longer term. The 500,000 doses Acambis delivered in December were produced at the scale required for this stockpiling process.

Management believes that Acambis’ strong track record with the US Government, its partnership with Baxter and its demonstrated ability to manufacture and deliver large quantities of both MVA3000 and ACAM2000 put Acambis in a strong competitive position.

MVA litigation

Acambis is continuing vigorously to oppose any and all legal actions filed by BN with regard to MVA.

In February 2006, BN filed a suit against Acambis in Austria. This follows complaints lodged with the International Trade Commission (ITC) and District Court of Delaware in August 2005. The complaint filed with the Commercial Court in Vienna alleges infringement of a European patent awarded to Bavarian Nordic in December 2005. The European patent appears to claim technology similar to BN’s US patents, which are in dispute in the US litigation. Acambis has filed an opposition to the European patent.

A hearing was held at the International Trade Commission in May 2006. In advance of the hearing, Motions for Summary Determinations were filed, which had the effect of narrowing the scope of the ITC hearing such that its entire focus was the patent dispute, which Acambis considers to be the principal question in the litigation. The judge’s Initial Determination on the case is expected in the third quarter of 2006, after which his decision will be reviewed by a panel of ITC Commissioners who are required to rule on the decision by the end of November.

C-VIG

During the course of 2005, Acambis helped Cangene Corporation (Cangene) to win its first major vaccinia immune globulin (VIG) contract outside the US. Cangene was awarded a contract of C$17m (c£8.5m) in September to supply doses of its C-VIG product to the UK Government. As sales agent to Cangene, Acambis receives a royalty on the sales achieved under the contract. C-VIG was licensed by the US FDA in 2005.

RESEARCH AND DEVELOPMENT UPDATE

ChimeriVax-JE

Acambis’ ChimeriVax-JE vaccine against the mosquito-borne Japanese encephalitis (JE) virus is now undergoing pivotal Phase 3 testing. The two clinical trials, which are being conducted in multiple centers in Australia and the US, are testing the safety and efficacy of a single-dose regimen of ChimeriVax-JE in more than 2,800 subjects. Recruitment for the trials was completed in April 2006.

Preparations are underway to start a Phase 2 pediatric trial in India, where children are the primary target population for a JE vaccine. The pediatric data will supplement those generated in Acambis’ ongoing Phase 3 trials and previous Phase 1 and 2 studies to support license applications for both the endemic regions and the travel market. It is targeting submissions of license applications in both India and Australia in 2007.

There is a large unmet public health need for a single-dose, convenient and affordable vaccine against JE, which could make it simpler, faster, easier and cheaper for healthcare providers to administer vaccines, particularly in regions where achieving compliance to multi-dose regimens can be difficult. An epidemic in northern India in 2005 resulted in 6,340 cases and more than 1,200 deaths, mostly of children.

India is one of Acambis’ primary markets for ChimeriVax-JE and to support commercialization of the vaccine in the region it established a collaboration with one of India’s leading biotechnology companies, Bharat Biotech at the end of 2005. Under the agreement, Bharat Biotech will undertake end-stage fill/finish processing of ChimeriVax-JE at its facilities in India and, once the product is approved, will market and distribute the vaccine in India and neighboring countries. Acambis is currently pursuing the necessary import and export requirements with a view to completing technology transfer to Bharat Biotech in time to use material produced by Bharat Biotech in planned Phase 3 trials in India. It is also pursuing partnerships to target other endemic countries and the travelers’ market.

ChimeriVax-West Nile

Acambis is continuing to lead the field in developing a human vaccine against the mosquito-borne West Nile virus, which is endemic in the US. Having become the first to complete a Phase 1 trial, it was also the first to enter Phase 2 clinical testing.

It initiated a Phase 2 trial in December 2005 to test ChimeriVax-West Nile in more than 200 subjects in the US. The aim of the randomized, double-blind, placebo-controlled trial is to evaluate the safety, tolerability and immunogenicity of ChimeriVax-West Nile in healthy adults and elderly subjects. Having tested different dose levels in young adults, the optimal dose will be taken forward for testing in subjects aged 50 and above. This age group is likely to be the initial target population for a West Nile vaccine as they are at most risk of severe disease following infection. Recruitment for the healthy adults’ portion of the trial is now complete.

In its Phase 1 safety and immunogenicity trial, results from which were published in April 2005, of the subjects who received a single dose of ChimeriVax-West Nile, 96% in the high-dose group and 100% in the low-dose group developed high titres of West Nile-neutralizing antibodies 28 days after vaccination.

Intervet, which is a leading manufacturer of veterinary vaccines, is aiming to launch its West Nile veterinary vaccine in the US during the 2006 season. The West Nile virus is a particular problem for horses. Intervet’s vaccine was developed from the ChimeriVax technology licensed from Acambis and Acambis will receive royalties from sales of the Intervet product.

C. difficile

In February 2006, Acambis announced results from the first of two Phase 1 trials of its vaccine against C. difficile, a leading cause of hospital-acquired infections. In the 50-subject placebo-controlled trial in healthy adults, antibody responses were seen in all 37 subjects who received our vaccine. No subjects experienced unexpected or serious vaccine-related adverse events.

Enrolment has been completed in a second Phase 1 trial that is designed to explore the safety, tolerability and immunogenicity of its vaccine in healthy elderly subjects at different dose levels. This is the first trial of the vaccine in one of the key target populations for the product. Acambis aims to complete Phase 1 testing in the second half of the year and then to begin Phase 2 trials.

ChimeriVax-Dengue

Following completion in the first quarter of 2005 of a Phase 1 trial of a tetravalent formulation of the ChimeriVax-Dengue vaccine, the lead responsibility for further clinical testing and development passed during 2005 to (SP), to whom Acambis has licensed worldwide rights. Results from the trial showed seroconversion to all four dengue virus serotypes. SP has progressed the vaccine into Phase 2 clinical trials.

Influenza

In August 2005, Acambis announced that it had initiated a program to develop a universal influenza vaccine. The aim of the program is to develop a vaccine that can target all strains of influenza, removing the need for annual reformulations and annual vaccinations.

To achieve this, Acambis acquired a technology previously being developed by Apovia, and established a research collaboration with the Flanders Interuniversity Institute for Biotechnology (VIB), a Belgian research institute. A major component of the new candidate(s) is M2e, the extracellular domain of the ion channel protein M2, which is specific to influenza ‘A’. Being highly conserved, M2e is intended to elicit protective immune responses against all strains of influenza ‘A’.

While Acambis’ ultimate goal is to develop a vaccine that is universally effective against all ‘A’ and ‘B’ strains of the influenza virus, which would be required for complete protection against seasonal influenza, the ‘A’ strain candidate it is developing could be suitable as a vaccine against pandemic influenza. All previous pandemics have been caused by ‘A’ strains of the virus. With a vaccine that targets all ‘A’ strains, governments would be able to stockpile vaccine doses for use in the event of a pandemic instead of waiting for the appropriate strain to be identified before vaccine manufacture can be undertaken.

Pre-clinical development of its pandemic vaccine candidate is ongoing and it aims to enter clinical trials in early 2007. Acambis’ longer term program is currently at the research stage.

VIVOTIF®

Vivotif, the oral typhoid vaccine Acambis sells in the US, had a strong year in 2005, with sales volumes 81% up over 2004. This was primarily as a result of Acambis’ ability to capitalize on the competitor product’s lack of availability for part of the year.

ARILVAXTM

Acambis has US sales and marketing rights to ARILVAX, a yellow fever vaccine that is owned and manufactured by Chiron. In February 2004, Acambis withdrew its BLA application for ARILVAX following initial submission in December 2003. Acambis is in ongoing discussions with Chiron and its now parent company Novartis AG, to resolve a way forward for the ARILVAX program.

IMPORTANT INFORMATION REGARDING THE FINANCIAL POSITION OF ACAMBIS

The review of trading results set out below should be read in conjunction with the risk factors noted in Item 3, on the understanding that the following uncertainties exist in the Group’s business:

•	Acambis has not yet completed the full clinical development and subsequent registration of any product candidate.
•

Acambis has a major contract with the US Government relating to manufacture of a smallpox vaccine and continuing the process of taking that investigational product through to licensure. The costs associated with this program and revenue recognition from it will have a material impact on Acambis’ financial results until the product is approved.

•	Acambis conducts a substantial part of its business outside the UK and is, therefore, subject to fluctuations in the exchange rate with other currencies, particularly the US dollar.
•

Acambis has two manufacturing facilities, both located in the US. The first in Canton, MA comprises bulk/purification capacity and the second in Rockville, MD comprises lyophilisation and fill/finish operations currently sufficient for clinical trial scale material. The Rockville facility is currently being re-commissioned. The loss of either facility may have a material adverse impact on Acambis’ financial results.

The following four major risks have been identified as those most pertinent to Acambis in 2006.

RELIANCE ON THE US GOVERNMENT AND THE SMALLPOX VACCINE PRODUCES IRREGULAR REVENUE STREAMS AND MAY IMPAIR FUTURE PERFORMANCE

Acambis is reliant on the smallpox franchise from the US Government for the vast majority of its revenue. Orders for additional smallpox product can come at unpredictable intervals or may not be placed at all, resulting in a potential lack of recurring revenue. There is no guarantee that Acambis will be awarded future contracts, or that demand for the Group’s smallpox franchise will continue or that it will continue to contribute to Acambis’ revenue stream.

FUTURE ACAM2000 REVENUES COULD BE JEOPARDIZED IF ACAMBIS DOES NOT RECEIVE A WARM-BASE MANURACTURING CONTRACT OR IF THE FDA DOES NOT APPROVE ACAM2000

The award of a warm-base manufacturing contract for ACAM2000 vaccine production has been delayed. The risks are that this is further delayed, is of less commercial value than anticipated or does not materialize. If the contract is awarded it may not be as profitable as anticipated or it may not be able to deliver on it in accordance with its obligation. The contract may not be sufficient to fully utilize its manufacturing and fill and finish facilities. There is no guarantee that Acambis will be awarded future contracts; that demand for the warm-base manufacturing will continue or that it will continue to contribute to Acambis’ revenue stream.

If the US Food and Drug Administration (FDA) subsequently refuses to license ACAM2000, future revenues of this product will be materially reduced, harming Acambis’ results of operations.

OPERATIONS

There is a risk that the Company’s fill and finish plant in Rockville, MD will not be ready in time to meet the demands of the warm base contract in 2007. Additionally Acambis still has no experience in taking a product through licensure to sales. Finally the Group’s commercial arrangements with Bharat Biotech are unproven. There is a risk that the partnership will fail to deliver.

ACAMBIS IS DEPENDENT ON THE SUCCESS OF ITS PIPELINE

The Acambis product development pipeline continues to be a major driver of medium-and long-term value. There is a risk that there might be no or insufficient reward in marketing these products, that one or more of them fails in development or clinical trials, that development delays threaten first-to-market advantage or that increasing costs negatively impact potential returns.  In addition products may fail or be withdrawn at any time, before or after licensure.

RESULTS OF OPERATIONS

The information contained below covers the results prepared under IFRS for the year ended December 31, 2005 compared to the prior year ended December 31, 2004, which have been restated to IFRS.

TRADING RESULTS

The information below covers the results for the year ended December 31, 2005 compared to the prior year ended December 31, 2004.

Revenue for the year was £40.9m (2004 - £85.5m). The main sources of revenue during 2005 were the two contracts with the NIAID for MVA3000, the fixed-price 155 million-dose ACAM2000 contract with the CDC and product sales of Vivotif. In 2004, revenues also included sales of 27.5 million doses of the ACAM2000 vaccine to the CDC.

Cost of sales in 2005 decreased to £27.6m (2004 - £35.0m). These costs are in line with revenues generated in the year. The gross profit margin for the year decreased to 32.5% (2004 – 59.1%). This reflects the change in the mix of revenues recorded in the two years. During 2004, the gross margin was positively impacted by the reassessment and reduction of costs under the ACAM2000 155 million-dose contract following the decision to close out the two Phase 3 clinical trials early.

Expenditure on R&D increased in the year to £34.1m (2004 - £29.3m) as a result of the successful progression of projects into later stages of development, most notably the initiation of Phase 3 trials for ChimeriVax-JE during the second half of 2005. The Group continues to expense certain of the costs relating to its manufacturing facility to R&D in line with utilization of the facility for process development and manufacturing work for our R&D programs. During 2005, Acambis also started to incur operational costs for the fill/finish facility.

Sales and marketing costs in the year were £2.6m (2004 - £2.8m). Administrative costs were £7.7m (2004 - £5.5m) and include costs incurred and a provision accrued, together totaling around £3m, in relation to the MVA litigation. In 2004, administrative costs included two non-cash exceptional items of £2.6m. During 2004, the Group also recorded £10.2m of exceptional other operating income relating to the settlement with Baxter in respect of the termination of a contract manufacturing agreement.

Interest receivable in the year was £4.0m (2004 - £4.8m). The reduction was as a result of lower cash levels during 2005 compared with 2004. Interest payable was £1.0m (2004 - £0.9m), which primarily comprised interest payable on the lease-financing facility that was put in place for the reactivation of the manufacturing plant in Canton, MA.

Pre-tax loss for 2005 was £27.7m (2004 – pre-tax profit of £27.0m). The change compared with 2004 is primarily a result of higher revenue, increased gross margin and exceptional income recorded during 2004 and increased R&D costs in 2005. This was in line with management’s expectations.

In 2005, the Group recorded a tax credit of £0.7m (2004 – charge of £7.3m). The effective tax rate for 2005 was 6.1% (2004 – 27.0%). The lower effective tax rate in 2005 was principally a result of being in a loss-making position during the period leading to the refund of certain taxes paid in previous profitable periods and movements in deferred tax liabilities.

Investing activities

During 2005, Acambis spent £1.7m (2004 - £0.8m) on the final payments for the BPC acquisition which increased in 2005, in part, as a result of achieving higher sales of Vivotif.

Capital expenditure in 2005 was £3.7m (2004 - £3.4m). Expenditure during the year related to the costs to redevelop and expand areas of the US R&D facility, as well as the acquisition of assets for the Rockville fill/finish facility, which was leased in May 2005.

Balance sheet highlights

i) Cash/debtors

Cash, cash equivalents and liquid investments of the Group at December 31, 2005 amounted to £68.0m (December 31, 2004 - £101.8m). The reduction in cash during the year is a result of increased investment in the R&D pipeline, together with the capital investments in the US R&D facility and the leasing of the Rockville fill/finish facility.

During the year, trade and other receivables increased to £20.6m (December 31, 2004 - £13.7m), principally as a result of an amount owing at the end of 2005 relating to the shipment of 500,000 doses of MVA3000 (debtor value of £10.1m) vaccine to the NIAID under the MVA3000 contract. This debt has been settled since the year-end.

ii) Inventory

Inventory held at December 31, 2005 amounted to £3.6m (December 31, 2004 - £6.0m). The balance principally represents work-in-progress and finished goods in relation to the ACAM2000 and Vivotif vaccines. The reduction seen in the year is partly a result of a provision made against ACAM2000 inventory during the third quarter of 2005.

iii) Current liabilities: amounts falling due in one year

At December 31, 2005, current liabilities were £46.8m (December 31, 2004 - £47.6m). A proportion of this balance relates to accruals and deferred income arising under the ACAM2000 155 million-dose contract with the CDC. At December 31, 2005, deferred income relating to this contract was £2.0m (December 31, 2004 - £16.5m). The deferred revenue balance will unwind during 2006 as the BLA submission process concludes. Trade and other payables were £16.1m at December 31, 2005 (December 31, 2004 - £8.3m). The increase at the end of 2005 was principally attributable to the trade creditor to Baxter for the production of 500,000 doses of MVA3000. This creditor has been settled since the year-end.

iii) Short-term borrowings and financial liabilities

The combined balance of the US dollar-denominated financing facilities was £12.8m at December 31, 2005 (December 31, 2004 - £13.0m). The balance on the lease-financing facility was £7.1m at December 31, 2005 (December 31, 2004 - £9.4m). The balance on the overdraft facility at December 31, 2005 was £4.0m (December 31, 2004 - £3.6m), the increase being attributable to exchange rate movements in the period. The remaining balance of £1.7m at December 31, 2005 (December 31, 2004 - £nil) relates to the discounted value of the future payments for the Rockville fill/finish facility leased earlier in 2005, payable between 2006 and 2017.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group’s financial statements requires it to make estimates and judgments that affect the reported amount of net assets at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Critical accounting policies are those that have a significant impact on the Group’s results and require the most difficult, subjective or complex judgments by management. For a full description of the Group’s accounting policies please refer to note 1 within the Group’s financial statements. Acambis’ critical accounting policies include the following:

REVENUE

Group revenue comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra-group transactions) derived from contract research fees and license fees receivable from third parties in the normal course of business. Revenue from product sales is recognized when the risks and rewards of ownership have been transferred to the customer. Where the Group is required to undertake R&D activities any associated revenue is deferred and recognized over the period over which the services are performed. Contract research fees are recognized in the accounting period in which the related work is carried out. Milestones receivable are recognized when they fall contractually due.

Profit is recognized on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the income statement as contract activity progresses. Turnover is recognized according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs.

The ACAM2000 smallpox vaccine contract with the CDC, awarded to Acambis in November 2001, is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D program. As the two transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, this arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately as required under IAS18.

Turnover and profits are recognized according to the extent of performance under the contract, as described above. Manufacturing costs in respect of this contract are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognized as incurred.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policies, including the calculation of percentage-to-completion, affect the amounts reported in the financial statements. If the business conditions were different, or if different assumptions were used in the application of this accounting policy, it is likely that materially different amounts would be reported in the financial statements.

SHARE-BASED PAYMENT TRANSACTIONS

Employees (including Directors) of the Group may receive some remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Fair value is determined in conjunction with an external valuer, using a binomial option pricing model for the Savings-Related Share Option Scheme (SAYE Scheme) and the Employee Share Purchase Plan (ESPP). The fair value of awards made under the 1996 Acambis Share Option Scheme (the 1996 Plan), the 1999 Acambis Share Option Plan (the 1999 Plan) and the Long Term Incentive Plan (LTIP) is measured using a binomial option pricing model adjusted to reflect the Total Shareholder Return (TSR) market based performance condition.

For all options and awards with a TSR market based performance condition the pricing model used follows similar principles to the Monte Carlo approach to value the award and takes into account the fact that TSR vesting and share price performance are not independent.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors, will ultimately vest. The cost is allocated to R&D costs, sales and marketing costs and administration costs on the basis of headcount.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. These are treated as vesting, irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

In a profitable year, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has an employee share incentive plan and an employee share trust for the granting of non-transferable options to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS2 ‘Share based payments’ in respect of equity settled awards and has applied IFRS2 only to equity-settled awards granted after November, 7 2002 that had not vested on December 31, 2004.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the share-based payment transactions policies, including the calculation of the binomial option pricing model, affect the amounts reported in the financial statements. If different assumptions were used in the application of this accounting policy, it is likely that materially different amounts would be reported in the financial statements.

TAXATION

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all deductible temporary differences, carry-forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax losses can be utilized:

•

Except where the deferred income tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets or liabilities are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

In the UK and the US, the Group is entitled to a tax deduction for the amount treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under ‘Share-based payment transactions’ above, a compensation expense is recorded in the Group’s income statement over the period from the grant date to the vesting date of the relevant options.

As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve.

No compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before December 31, 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against the profit and loss reserve.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the taxation policies, including the calculation of deferred income tax assets or liabilities, affect the amounts reported in the financial statements. If the business conditions were different, or if different assumptions were used in the application of this accounting policy, it is likely that materially different amounts would be reported in the financial statements.

GOODWILL

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction, and taking into account the risk/likelihood of the payment being made.

Where revisions are made to the expected amounts of contingent consideration payable as a result of changes to estimates, such changes are accounted for at the date of the change in estimate. Following initial recognition, goodwill is not amortized but is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the goodwill policies, including the calculation of net present value of future cash flows, affect the amounts reported in the financial statements. If different assumptions were used in the application of this accounting policy, it is likely that materially different amounts would be reported in the financial statements.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that costs will be required to be incurred to settle the obligation and a reliable estimate can be made of the amount of the obligation. Legal fees associated with litigation arising as a result of circumstances in existence at the balance sheet date are provided for based on management’s best estimate of costs to be incurred.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the provisions policies, including the assessment of the legal outcome and the costs to be incurred, affect the amounts reported in the financial statements. If different assumptions were used in the application of this accounting policy, it is likely that materially different amounts would be reported in the financial statements.

INVENTORY PROVISIONS
The Group assesses at each reporting date whether there is an indication that inventory may be impaired, or if the estimate of the net realisable value of the inventory is lower than the carrying value. Inventory is valued at the lower of its cost and its net realisable value, and any write down is recognised in the income statement.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the inventory provisions policies, including the assessment of net realizable value, affect the amounts reported in the financial statements. If the business conditions were different, or if different assumptions were used in the application of this accounting policy, it is likely that materially different amounts would be reported in the financial statements.

B	Liquidity and capital resources

The Group had aggregate cash and liquid resources of £68.0m at December 31, 2005 (2004 – £101.8m), a decrease of £33.8m since the start of the year (2004 –£23.4m). During 2005, Acambis received £0.2m (2004 – £1.9m) primarily being attributable to the issue of new shares to satisfy share option exercises. Cash outflow from operating activities during the year was £29.3m (2004 – £20.7m). During 2005, Acambis made additions of short leasehold land and buildings of £3.6m (2004 – £1.5m), acquired £0.9m of laboratory and manufacturing equipment (2004 – £0.9m) and £0.7m of office equipment (2004 – £0.7m).

From incorporation through to December 31, 2005, Acambis has financed its operations primarily from equity issuances totaling £96.3m and sales of product totaling £396.9m. At December 31, 2005, Acambis held investments in Acambis ordinary shares through Acambis’ Employee Share Ownership Trust (market value at December 31, 2005 of £0.8m, 2004 – £0.2m).

At December 31, 2005, the balance on the ARILVAX overdraft facility (as explained in note 18 of the financial statements) was £4.0m ($7m) (2004 – £3.6m). At December 31, 2005, the Group did not have any undrawn borrowing facilities in respect of this overdraft facility (2004 – £nil). Given certain circumstances, this facility, may be repayable within one year. In December 2001, the Group secured lease financing for up to $40m (approximately £21m) with Baxter in respect of its Canton, MA, US manufacturing facility. At December 31, 2005, the Group had an outstanding liability of £7.1m under this financing facility (2004 – £9.9m). At December 31, 2005, the Group had $27.9m (approximately £16.3m) undrawn borrowing facilities in respect of this financing facility (2004 – £8.2m). The repayment terms of this facility are described in note 18 within the financial statements.

In May 2005 the Group acquired a leasehold of a fill/finish facility for c. £1.8m ($3m) upfront and a further c. £2.6m ($4.5m) in equal installments between 2006 and 2017. The balance relating to the discounted value of future payments is £1.7m at December 31, 2005 (2004 - £nil).

At the end of the year, capital commitments contracted but not provided for were £0.1m (2004 – £0.2m, 2003 – £0.2m).

Acambis’ future capital requirements will depend on many factors, including, but not limited to, the expenditure required to maintain the manufacturing facility, the progress of R&D programs, pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in its existing research relationships, ability to establish collaborative arrangements, receipt of any license fees and royalties, the acquisition of additional facilities and capital expenditure.

Acambis believes that there will be sufficient cash to fund its operations through 2006. Changes in R&D plans or other events affecting its operations, however, may result in accelerated or unexpected expenditures. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result and future investors may be granted rights superior to those of existing shareholders.

C	Research and development, patents and licenses, etc.

BUILD A HIGH VALUE PIPELINE
Acambis’ pipeline is the principal asset for creating shareholder value. By delivering on what the Group has today – short- and medium-term projects with a range of commercial opportunities – the Group is establishing a sound base for its portfolio. By adding, over time, other products that offer significant commercial potential, Acambis can turn today’s base into a high value pipeline.

FULLY INTEGRATE FROM CONCEPT TO COMMERCIALISATION
Acambis wants to generate as much value as possible from its pipeline. In time, the Group will develop, manufacture and sell its own products wherever it can create value by doing so. For now, profits from sales of Vivotif® are already contributing to the pipeline investment and the manufacturing assets are helping us to control costs and timelines. Acambis complements its strengths where necessary through partnerships with other companies.

See also Item 10C for material contracts, and Item 7 for information on related party transactions. Contractual obligations under lease commitments are outlined in note 26 within the financial statements.

D	Trend information

FIVE-YEAR HISTORICAL REVENUES
Five years ago, Acambis’ revenues came from external R&D funding. The US Government smallpox vaccine contract the Group won in 2001 drove revenues for the next three years. The goal now is to supplement further government contracts with recurrent revenues from product sales.

During 2005 Acambis continued to record sales of ACAM2000 smallpox vaccine to the US CDC under the 155-million dose contract. Revenue was also recorded in respect of the two MVA contracts with the NIAID.

The smallpox vaccine opportunity, initiated with the ACAM2000 155-million dose contract, highlighted to Acambis the potential for expansion by playing to existing areas of expertise. Following the US Government contract, Acambis has established a smallpox vaccine franchise that aims not only to maximize sales of ACAM2000 but also to exploit the potential of two related products, VIG and MVA.

Acambis also sells Vivotif® through its North American sales and distribution infrastructure.

E	Off balance sheet arrangements

The Group leases its property and certain equipment under non-cancelable operating agreements, which expire at various dates until 2023. The future amounts payable under current lease commitments at December 31, 2005 were as follows:

Total £m
2006	2.4
2007	2.3
2008	2.3
2009	3.3
2010	1.9
Thereafter	8.2
Total	20.4

F	Tabular disclosure of contractual obligations

The following are the Group’s contractual obligations:

Payments due by period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2005	£m	£m	£m	£m	£m
Short-term borrowings	4.0	4.0	-	-	-
Obligations under finance leases	7.1	7.1	-	-	-
Other financial liabilities	1.7	0.1	0.2	0.2	1.2
Derivative financial liabilities	-	-	-	-	-
Operating leases – land and buildings	20.1	2.3	4.5	5.2	8.1
Operating leases – plant and machinery	0.3	0.1	0.2	-	-
Purchase obligations	0.1	0.1	-	-	-
Total	33.3	13.7	4.9	5.4	9.3

Payments due by period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2004	£m	£m	£m	£m	£m
Short-term borrowings	3.6	3.6	-	-	-
Obligations under finance leases	9.4	3.1	6.3	-	-
Other financial liabilities	-	-	-	-	-
Derivative financial liabilities	0.1	0.1	-	-	-
Operating leases – land and buildings	12.5	1.7	1.8	1.4	7.6
Operating leases – plant and machinery	0.2	0.1	0.1	-	-
Purchase obligations	0.2	0.2	-	-	-
Total	26.0	8.8	8.2	1.4	7.6

SHORT-TERM BORROWINGS
Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron Corporation, which has been acquired by Novartis AG) given certain conditions the obligation under the bank overdraft facility of £4.0m at December 31, 2005 (2004 – £3.6m) for part of the costs incurred on the ARILVAX project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAX in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAX program. The overdraft facility was fully utilized at December 31, 2005 (2004 – fully utilized) and was renewed in January 2006 for a further year.

During the year, an exchange loss of £0.4m (2004 – gain of £0.3m) was recorded in the income statement, resulting from the revaluation of this US dollar-denominated facility.

OBLIGATIONS UNDER FINANCE LEASES
In December 2001, the Group committed to a finance lease of up to $40m (c£21m), repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001, the Group drew down $18.6m (£14.0m) and has made no further draw-downs from the facility. The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term. At December 31, 2005 the balance outstanding on the facility was £7.1m (2004-£9.4m).

OTHER FINANCIAL LIABILITIES
In May 2005, the Group acquired a leasehold of a fill/finish facility for c. £1.8m ($3m) upfront and a further c. £2.6m ($4.5m) in equal installments between 2006 and 2017. The balance relating to the discounted value of future payments is £1.7m at December 31, 2005 (2004 – £nil).

OPERATING LEASES
In 2005 the majority of the operating lease obligation total of £20.1m relates to the facility at Peterhouse Technology Park in the UK which has a total obligation of £10.0m at December 31, 2005 (2004 - £10.6m).

In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) in respect of 50% of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, with only 45% of the facility being rented to Medivir from that point. Medivir terminated the sub-lease in September 2004. During 2005, Medivir contributed £nil (£0.2m – 2004) in operating lease rentals relating to land and buildings.

In May 2005 the Group entered into an operating lease on the Rockville fill and finish facility giving rise to an additional obligation of £3.5m at December 31, 2005 (2004 - £nil).

In October 2005 the Group extended the operating lease on the R&D/office facility at Cambridge in the US resulting in an obligation of £5.6m at December 31, 2005 (2004 - £1.0m).

PURCHASE OBLIGATIONS
At the end of the year, the Group had capital commitments contracted but not provided for in the financial statements.

G	Safe Harbor

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group’s operations are discussed in the operating and financial review, risk factors and the corporate governance statement sections contained within this 20-F.

Item 6	Directors, senior management and employees
A	Directors and senior management
1	ALAN SMITH, CHAIRMAN
Alan Smith, 61, a member of the Chartered Institute of Public Finance and Accountancy, joined the Board of Acambis on November 3, 1995 as a Non-executive Director and was appointed Non-executive Chairman on May 20, 1999. The Board considers Alan to be an independent Non-executive Director.

He is Chairman of the Nominations Committee. He was Group Managing Director of Anglian Water plc until December 1997 and is currently Chairman of Avlar Bioventures Limited and Medical Devices Innovations Limited, and a Non-executive Director of CeNeS Pharmaceuticals Plc. Mr. Smith is participating in the continuing Professional Development program of the Chartered Institute of Public Finance and Accountancy.

2	GORDON CAMERON OBE, CHIEF EXECUTIVE OFFICER (CEO)

Gordon Cameron, 40, was appointed CEO on February 23, 2004. He was originally appointed to the Board on March 1, 1997 as CFO (formerly Finance Director), having joined Acambis in 1996 from the corporate finance department at N M Rothschild where he had advised Acambis on its listing on the LSE. From March 31, 2001 until his appointment as CEO, Gordon was additionally President of Acambis’ US division, Acambis Inc. In 2004, he was appointed an Officer of the Order of the British Empire for services to the British biotechnology industry in the US.

Gordon was instrumental in Acambis winning and executing on the major smallpox vaccine supply and R&D contracts with the US Government. He combines considerable financial experience with the extensive industry knowledge he has developed during more than nine years with Acambis.

3	DAVID LAWRENCE, CHIEF FINANCIAL OFFICER (CFO)

David Lawrence, 43, was appointed to the Board on July 8, 2004 (with an official start date of August 31, 2004) from Chiron Vaccines, where he was Vice President of Finance. In his role at Chiron Vaccines, David was responsible for all aspects of finance and accounting, and also for strategic planning and business development. In particular, he played a lead role in Chiron’s acquisition of PowderJect Pharmaceuticals plc and the subsequent disposal of various non-core assets/businesses. Prior to Chiron, the majority of David’s career had been spent with GSK, which he joined in 1988.

David has considerable industry knowledge and strong financial and management skills that, coupled with the experience he has gained through playing an active role in the rapid growth of Chiron, will be invaluable in the management of Acambis’ continued growth. His responsibilities at Acambis include overseeing the finance function and corporate development.

4	THOMAS MONATH, NON-EXECUTIVE DIRECTOR

Tom Monath, 65, a qualified medical doctor, joined the Group in 1992 and was appointed to the Board as Chief Scientific Officer (CSO) on March 12, 2002. Tom stood down from his role as CSO on June 23, 2006, and at that point took up the position of Non-executive Director. The Board does not therefore consider Tom to be an independent Non-executive Director. Tom will resign from this position on September 1, 2006.

Prior to joining Acambis, he worked as Colonel and Chief of the Virology Division of the US Army Medical Research Institute of Infectious Disease. Previously, during almost 20 years as Director of the CDC’s Division of Vector-Borne Infectious Diseases, he was instrumental in building the division into a key centre for research into arthropod-borne viruses such as yellow fever.
Tom is responsible for the direction of Acambis’ programs to develop vaccines against infectious diseases such as smallpox, JE, West Nile and C.difficile, and led the development of Acambis’ proprietary ChimeriVax technology. He served as a member of the US National Vaccine Advisory Committee. During his career, he has published more than 300 scientific papers and six books, including a seminal work on flaviviruses. Among other external positions, he is an Adjunct Professor at Harvard School of Public Health, and President of the American Society of Tropical Medicine and Hygiene. Tom attends conferences and publishes papers and chapters with respect to maintaining his professional medical accreditation.
5	RANDAL CHASE, NON-EXECUTIVE DIRECTOR

Randal Chase, 56, was appointed to the Board of Acambis as a Non-executive Director on October 1, 2004. The Board considers Randal to be an independent Non-executive Director. Most recently, he was President of Shire Biologics, until its sale to ID Biomedical in 2004. Previously in his career, Randal was President of North American Vaccine and President of Aventis Pasteur Canada. He has a PhD in biochemistry from the University of British Columbia.

Randal is currently Chairman of Medicago Inc, which has applied for listing on the Toronto Stock Exchange Venture Exchange, a Director of ConjuChem Inc., which is listed on the Toronto Stock Exchange and of Bioject Medical Technologies Inc. which is listed on NASDAQ. He is an Executive Director and Chairman of Molecular Templates, Inc., which is privately held.
6	ALAN DALBY, NON-EXECUTIVE DIRECTOR
Alan Dalby, 69, became a Non-executive Director of Acambis on May 1, 1998. He is the senior independent Non-executive Director and Chairman of the Remuneration Committee. The Board considers Alan to be an independent Non-executive Director. Alan was previously an Executive Director of SmithKline, a predecessor company to GSK, and retired from the role of Chairman of Reckitt Benckiser plc in 2001. He is a Director of Alteon, Inc., a US-based biotechnology company.
7	PETER FELLNER, NON EXECUTIVE DIRECTOR
Peter Fellner, 62, was appointed to the Board of Acambis as a Non-executive Director on February 7, 2006. The Board considers him to be an independent Non-executive Director. Peter was Celltech Group plc’s Chief Executive Officer from 1990 to 2003 and Chairman from 2003 until its acquisition by the Belgian biopharmaceutical company, UCB SA, in 2004. Before Celltech, Peter was Chief Executive Officer of Roche UK from 1986 to 1990, having previously been Director of Roche UK Research Centre from 1984 to 1986. He is Chairman of Vernalis plc and Astex Therapeutics Limited, a director of UCB SA, and a Non-executive Director of QinetiQ Group plc, Evotec AG and Bespak plc.

He is also a director of Oxford University’s technology transfer group, Isis Innovation Limited, and a Member of the UK’s Medical Research Council.

8	ROSS GRAHAM, NON-EXECUTIVE DIRECTOR
Ross Graham, 58, was appointed to the Board of Acambis as a Non-executive Director on March 25, 2004. The Board considers him to be an independent Non-executive Director. He is Chairman of the Audit Committee, and has been identified by the Board as having recent and relevant financial experience. Ross was most recently Corporate Development Director of Misys plc, which he joined as Finance Director in 1987 at the time of its flotation, and was appointed Corporate Development Director in 1998 with Board responsibility for corporate transactions and management of strategic alliances. He stepped down from Misys’ Board of Directors at the end of 2003 after more than 16 years. Prior to his career at Misys, Ross was a Partner with Arthur Young, a predecessor firm to Ernst & Young, where he qualified as a Chartered Accountant. He is also a Non-executive Director of Wolfson Microelectronics plc, Psion plc and Patientline plc, and Non-executive Chairman of Vecta Software Corporation Ltd. Ross attends numerous courses and lectures on audit, financial, remuneration and non-executive related matters.
9	ELIZABETH BROWN, COMPANY SECRETARY
Elizabeth Brown, 34, was appointed Company Secretary on July 1, 2002. Elizabeth is a certified accountant and joined Acambis in 1996. In her core role as Vice President of Financial Management, Elizabeth is responsible for financial performance measurement, budgeting and long-term financial planning. In addition, Elizabeth has, in the last few years, overseen the development of Acambis’ risk management systems.
The directors who served during 2005 were:

Executive: Gordon Cameron, Dr Thomas Monath and David Lawrence.

Non-executive: Alan Smith, Alan Dalby, Michael Lytton (resigned April 11, 2006), Ross Graham, Randal Chase.

Peter Fellner was appointed as a Non-executive Director on February 6, 2006.

The usual business address of all of the Directors is the registered office of the company, except Dr Thomas Monath whose usual business address is that of Acambis Inc, at 38 Sidney Street, Cambridge, MA in the US.
In accordance with the Company’s Articles of Association, Alan Smith and Alan Dalby retired by rotation at the 2006 Annual General Meeting (AGM) and were re-elected. In addition Dr Peter Fellner, who was appointed since the 2005 AGM, was re-elected at the 2006 AGM.

B	Compensation

In accordance with the Directors’ Remuneration Report Regulations 2002, a resolution to approve the Remuneration Committee’s Report was put to shareholders and approved at the 2006 AGM on June 23, 2006.

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION

Set out below are the Remuneration Committee’s compensation guidelines.

BASIC SALARY AND BENEFITS
In determining the basic salary of each Director, the Committee takes into account, and intends to take into account in respect of future financial years, the individual’s responsibilities, and pay levels are set in the light of independent assessment of market practices. Basic salaries for Executive Directors are reviewed annually and compared to salary levels in a group of comparably sized biotechnology companies. The Committee also takes into consideration percentage increases for all employees when reviewing salary increases. For US-based Executive Directors, salary levels in companies of a similar size to Acambis Inc. are also reviewed for comparative purposes. Salary reviews take account of all responsibility changes. Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance, private telephone and the use of Group assets. Mr Lawrence receives a car allowance as well as a benefit relating to travel up to the point of his relocation.

ANNUAL BONUS
Bonuses are non-pensionable and based on a percentage of basic salary. In 2005, the maximum annual bonus was 75% of basic salary. The maximum 75% bonus level can only be achieved for significantly outperforming budgeted targets.

Following adoption of the new share-based incentive schemes at the 2006 AGM, (see section E Share Ownership below) the annual maximum bonus percentage was increased from 75% to 125% of salary, but with 40% of any bonus to be deferred for three years in the form of Acambis shares. The deferral will be compulsory with no matching award, and will be lost on resignation or dismissal during the deferral period.

Bonuses are paid at the discretion of the Committee in recognition of the Directors’ contributions to the success of the Group. Objectives are set that are considered to be both challenging and realistic. The performance metrics on which bonus payments are assessed are a mix of short-term financial, product development and business development targets. For 2005, the bonuses awarded to Executive Directors were determined following an evaluation of Group performance to agreed objectives. Following termination, any bonuses paid are at the discretion of the Committee.

LONG TERM INCENTIVES
All Executive Directors are eligible to participate in the Company’s share option schemes.

The performance-linked share option schemes consist of an HM Revenue and Customs-approved executive scheme and unapproved executive schemes. These schemes are described in more detail in Part E, Share Ownership.

PENSION SCHEME
In the UK, the Group operates a self-administered, defined contribution, HM Revenue and customs-approved pension scheme for the Executive Directors. The Group contributes 18% of basic salary into this scheme on behalf of each Executive Director. No other benefits are pensionable. In the US, the Group offers a 401k Savings and Retirement Plan for all employees, including Executive Directors based in the US. Participants may contribute up to 15% of their annual compensation into the plan.

The Group can make discretionary matching contributions, up to a maximum of 3% of basic salary. Pension costs for each Director are shown under the Directors’ Remuneration section.

During 2005, the Group reviewed the impact of any changes arising from the UK pensions legislation which came into force in April 2006. As the Group operates defined contribution arrangements, no significant changes were effected, and the overall cost to the Group did not increase as a result of this legislative change.

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

The Board believes that it is in the Group’s best interest for Non-executive Directors to serve a minimum three-year term before retiring by rotation. Typically, Acambis expects them to serve two three-year terms, although they may be invited to continue in office for a further period.

DIRECTORS’ REMUNERATION

The total remuneration of the Directors for the year ended December 31, 2005 (shown below) comprised salaries, benefits, bonuses, pension contributions and Non-executive Director fees. During the year, no Directors waived emoluments (2004 – £nil).

The remuneration received by each Director who served during the year was as follows:

Directors	Basic salary/fees £’000	Benefits[9] £’000	Bonus £’000	Total 2005 £’000	Total 2004 £’000	Pension 2005 £’000	Pension 2004 £’000
Executive:
Gordon Cameron[1]	344	43	103	490	423	63	57
David Lawrence[2]	187	24	56	267	94	34	11
Nicolas Higgins[3]	–	–	–	–	474	–	33
Dr Thomas Monath[4,10]	179	8	51	238	212	4	3
Total	710	75	210	995	1,203	101	104
Non-executive:
Alan Smith	70	–	–	70	70	–	–
Dr Randal Chase[5]	33	–	–	33	8	–	–
Alan Dalby	37	–	–	37	37	–	–
Michael Lytton[6]	34	–	–	34	34	–	–
Ross Graham[7]	37	–	–	37	29	–	–
Victor Schmitt[8]	–	–	–	–	–	–	–
Total	211	–	–	211	178	–	–
Total	921	75	210	1,206	1,381	101	104

NOTES

1

In 2005, Mr Cameron received a benefit valued at £15,000 (2004 – £22,000) in relation to the provision by the Group of accommodation and travel whilst he was located in the US. Total remuneration in 2005 includes $352,000 which Mr Cameron received in dollars, translated at an average exchange rate of £1: $1.821. (2004 – $511,000 translated at an average rate of £1: $1.832) as a result of him residing in the US for part of the year. Mr Cameron was appointed Chief Executive Officer in February 2004, and his remuneration during 2004 therefore represents a part year as Chief Financial Officer and a part year as Chief Executive Officer.

2

Remuneration paid to Mr Lawrence includes a benefit valued at £10,000 (2004 – £8,000) in relation to provision by the Group of travel costs and accommodation. Remuneration for 2004 relates to the period from August 31, 2004 being his employment start date.

3

Mr Higgins resigned from the Board on December 31, 2004. Amounts in 2004 represent remuneration paid up until the date of his resignation plus a payment of £240,000 (gross) as compensation for loss of office.

4	All of Dr Monath’s remuneration was paid in dollars and has been translated at an average exchange rate of £1: $1.821.
5	Dr Chase was appointed to the Board on October 1, 2004. Amounts in 2004 represent fees from the date of his appointment.
6	Mr Lytton resigned from the Board on April 11, 2006.
7	Mr Graham was appointed to the Board on March 25, 2004. Amounts in 2004 represent fees from the date of his appointment.
8	Mr Schmitt resigned from the Board on January 21, 2004. Under the terms of his appointment he did not receive fees.
9

Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance and private telephone. In addition, all Executive Directors, with the exception of Dr Monath, receive a car allowance.

10	Dr Monath resigned as Chief Scientific Officer and became a Non-executive Director on June 23, 2006.
C	Board practices

The following statement describes the main principles of corporate governance and how they have been applied by Acambis.

COMPLIANCE WITH THE COMBINED CODE

The Combined Code (the code) was republished in July 2003 and restated in July 2005 by the Financial Reporting Council and incorporated the previous code (as published in 1998 by the Hampnel Committee) and related guidance that had been issued since that date: the Turnbull Guidance on Internal Control; the Smith Guidance On Audit Committees; and various items of good practice guidance from the Higgs Report. The code has been applicable for reporting years beginning on or after 1 November 2003 and, therefore, was adopted by Acambis from the 2004 financial year. The overriding principle of the code is that companies must comply with it or explain why they have not.

The following section highlights the areas where Acambis previously did not comply with the code and notes the progress made to address those areas:

CODE PROVISION	PROGRESS MADE SINCE PUBLICATION OF THE 2004 FORM 20-F
B REMUNERATION B.2.1 A statement on whether remuneration consultants have any other connection with the Company should be available on the Acambis website.	A disclosure is made within the Corporate Governance Statement, ‘Remuneration Committee’ section. A statement has been available on the Acambis website since early 2005.
C ACCOUNTABILITY AND AUDIT C.3.4 Arrangements should be in place for the reporting and management of concerns raised by staff about possible financial or other improprieties.	In November 2004, the Audit Committee approved a whistleblowing policy. The procedure was developed during 2005 and rolled out to the Group in early 2006.

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

THE BOARD AND COMMITTEES

BOARD OF DIRECTORS

At December 31, 2005 the Board comprised the Chairman, three Executive Directors and four independent Non-executive Directors. It meets, in person, at least six times a year, with additional meetings as required. The Chairman also meets with just the Non-executive Directors, without the Executive Directors being present and the Non-executive Directors meet without the Chairman being present. The Board has identified Alan Dalby as the Senior Independent Director. During 2005, the Board met eight times. It oversees and approves Acambis’ business and commercial strategy major transactions, financial statements and operating and capital expenditure budgets, and monitors progress. The information provided to the Board includes strategic and operational reviews, management accounting summaries and specific reports that provide details in respect of the ongoing running of the business. The Executive Directors are fully involved with the management of the Group’s strategic direction. A formal schedule of matters reserved for the Board exists and is available on the Company’s website.

The Board is appraised of views of the investment community via biannual independent perception audits and weekly updates on analyst publications. All Directors have access to professional advice and training at the Company’s cost and to the services of the Company Secretary in the furtherance of their duties. The Board ensures that all newly appointed Directors receive a formal induction including, but not limited to, latest analyst reports, shareholder perception reports, Board and committee minutes, meetings with senior management and internal corporate literature.

The Board delegates the day-to-day responsibility of managing the Group to a number of committees, details of which are set out below. Written terms of reference exist for the Audit, Remuneration and Nominations Committees. These were available during the year, and are now published on the Company’s website.

AUDIT COMMITTEE

The Audit Committee currently consists of Ross Graham and Randal Chase, who are both independent Non-executive Directors, and is chaired by Ross Graham. It examines and reviews, on behalf of the Board, internal financial controls, financial and accounting policies and practices, the form and content of financial reports and statements, compliance with corporate governance best practice and the appointment and work of the external auditors. In 2005 the Company appointed Ernst & Young LLP to review the tax strategy for the Group. The Audit Committee reviews non-audit services provided by the external auditors on an ongoing basis to ensure that auditor objectivity and independence is safeguarded. In advance of any non-audit service engagements, the Audit Committee reviews whether objectivity and independence may be impaired and where appropriate, engages alternative external accountants. The Audit Committee reviews the type of service and fee level in this respect. The policy to ensure that the external auditors do not provide prohibited services was formalized in early 2005. The Audit Committee reports to the Board on these matters. The external auditors, PwC, have provided the Company written assurances under International Standard on Auditing (UK and Ireland) 260 ‘Communication of audit matters to those charged with governance’ and Independence Standards Board Standard No. 1, ‘Independence Discussions with Audit Committees’, that they are independent accountants with respect to the Company, within the meaning of UK and SEC regulatory and professional requirements, and that the objectivity of the audit engagement partner and the audit staff is not impaired.

The CEO, the CFO and the external auditors may be in attendance at meetings. The Audit Committee meets, as a minimum, four times a year and at least once during the year without any Executive Directors present. During 2005, the Audit Committee met six times.

REMUNERATION COMMITTEE

The Remuneration Committee is made up of all of the independent Non-executive Directors and is chaired by Alan Dalby. It determines, on behalf of the Board, the Group’s policy for executive remuneration and the individual remuneration packages for the Executive Directors. The CEO may be in attendance at meetings, except when his own remuneration is being considered. The Committee met twice in 2005, and has access to professional advice in the furtherance of its duties. During 2005, the Remuneration Committee continued to work with Towers Perrin and also appointed The Hay Group to provide a Group-wide review of remuneration policy and strategy.

NOMINATIONS COMMITTEE

The Nominations Committee comprises the Chairman and all of the independent Non-executive Directors and is chaired by Alan Smith. It has responsibility for proposing to the Board any new appointments of both Executive and Non-executive Directors. The Chairman would not chair the Nominations Committee if it were dealing with the appointment of the successor to the Chairman. The Nominations Committee did not meet during 2005, and no appointments were made to the Board during that year.

OPERATIONAL MANAGEMENT

The Board delegates operational management to an Executive Committee made up of the Executive Directors, the Senior Vice President, Clinical Operations and Regulatory Affairs and the Senior Vice President, Operations. It is chaired by the CEO, meets on a monthly basis and makes recommendations to the Board.

DIRECTORS’ SERVICE CONTRACTS

Details of the service contracts of those who served as Directors during the year are:

Director	Contract date	Notice period
Executive:
Gordon Cameron	Mar 1, 97	12 months
David Lawrence	Jul 8, 04	12 months
Dr Thomas Monath[1,4]	Mar 12, 02	12 months
Non-executive:
Alan Smith[2,4]	Jan 1, 98	3 months
Dr Randal Chase	Oct 1, 04	3 months
Alan Dalby[2,4]	Mar 25, 98	3 months
Ross Graham	Mar 25, 04	3 months
Michael Lytton[3]	Mar 12, 01	3 months

NOTES

1.	Dr Monath resigned as Chief Scientific Officer and became a Non-executive Director on June 23, 2006.
2

Mr Smith and Mr Dalby faced re-election as Directors of the Company at the 2006 AGM, being Directors who are retiring by rotation in accordance with the Articles of Association of the Company. The resolutions were passed by shareholders on June 23, 2006.

3.	Mr Lytton resigned from the Board on April 11, 2006.
4.	The service contracts for these Directors were reviewed and updated in March 2005 to bring them in line with best practice.

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

EXTERNAL APPOINTMENTS

The Remuneration Committee recognizes that Executive Directors may be invited to take up other non-executive directorships or public service appointments and that these can broaden the experience and knowledge of the Director, from which the Group would benefit. Accordingly, subject to Board approval, they may accept non-executive appointments, as long as these are not likely to lead to a conflict of interest. They are also allowed to retain any fees paid under such appointments. During 2005, no Executive Directors held any non-executive directorships.

D	Employees

The average monthly number of employees during the year (including Executive Directors) was:

	UK Number	US Number	2005 Number	2004 Number

Research and development	8	93	101	118
Sales and marketing	3	19	22	19
Manufacturing	-	90	90	87
Administration	19	43	62	65
	30	245	275	289

At December 31, 2005, the Group had 285 employees (2004 – 270) and the Company had three employees, all of whom were Directors (2004 – four).

E	Share ownership

LONG-TERM SHARE INCENTIVE ARRANGEMENTS
The Committee principally seeks to incentivise Executive Directors by offering participation in share-based long-term incentive schemes.

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

During 2005 Executive Directors were eligible to receive an annual grant of options of up to one times basic salary per annum (granted in two half-yearly tranches) and an annual grant of performance shares of up to one times basic salary per annum.

At the beginning of 2004, the Committee reviewed the performance conditions applicable to share options and determined that there would be no retesting of performance conditions for options granted from 2004 onwards. In the 2004 Report on Form 20-F, the Committee acknowledged that the performance conditions applicable to its long-term incentives were the same for share options and performance shares. At the 2006 AGM certain changes to its long-term incentives offered, were adopted, which addressed this point.

The Committee acknowledges the importance of updating shareholders on the current performance of grants made to Executive Directors for share options and performance shares against pre-set conditions. This information is provided in the Directors’ remuneration section of this report.

Following the approval granted at the 2003 AGM to revise the dilution limits of issued ordinary share capital of the Company from time to time to 5% over a five-year period, to date the Company has, on average, remained within the 1% per annum limit agreed. A recommendation was passed at the 2006 AGM to amend this limit to allow for a 4.5% dilution over any three-year period whilst remaining within an overall 10% dilution limit over a 10-year period.

All Executive Directors are eligible to participate in the Company’s share-based incentive schemes.

The performance-linked share option schemes consist of an HM Revenue and Customs-approved executive scheme and unapproved executive schemes.

At the 2006 AGM the following new share-based incentive schemes were approved;

•	the Acambis 2006 Approved Share Option Plan providing for the grant of options which qualify for favorable UK tax treatment (the Approved Plan)
•	the Acambis 2006 Unapproved Share Option Plan providing for the grant of share options and Stock Settled Stock Appreciation Rights (defined below) (SSSARs) to employees (the Unapproved Plan) and
•	the Acambis 2006 Deferred Bonus Plan providing for part of an executive’s bonus to be taken in the form of shares, the entitlement to which will be deferred (the Deferred Bonus Plan).

It is intended that no more awards will be made under the Acambis 1999 Unapproved Share Option Scheme, or the Acambis Long Term Incentive Share Plan (LTIP). Awards under the LTIP will be replaced by enhanced share option grants and the Deferred Bonus Plan. The Remuneration Committee believes that these changes place a greater emphasis on absolute growth in shareholder value whilst also encouraging retention of key executives.

The ability to grant SSSARs has been introduced as a way of enabling the Company to make better use of new issue shares by reducing the number of shares required to provide the same net-of-tax gain to employees as an equivalent share option. As employees will not be obliged to sell any of the shares obtained on the exercise of an SSSAR to fund an immediate tax liability, the grant of SSSARs is also intended to aid the retention of shares. No SSSARs will be granted under the Approved Plan since, in normal circumstances, there is no UK tax liability on the exercise of options under the Approved Plan.

Grants made under the Approved Plan and the Unapproved Plan in 2006 will be at the discretion of the Committee and their exercise will be subject to performance conditions relating to the performance of Acambis’ total shareholder return (TSR) compared with a comparator group of other companies within the industry.

These companies are:

AGI Therapeutics plc	Innovata plc
Allergy Therapeutics plc	NeuTec Pharma PLC
Alizyme plc	Oxford BioMedica plc
Antisoma plc	Prostrakan Group plc
ARK Therapeutics Group PLC	Protherics PLC
Axis-Shield plc	Sinclair Pharma plc
Cambridge Antibody Technology Group PLC	SkyePharma PLC
Dechra Pharmaceuticals PLC	Vectura Group PLC
Goldshield Group PLC	Vernalis Group plc
GW Pharmaceuticals plc	XTL Biopharmaceuticals Ltd

These companies are all the biotechnology companies listed on the London Stock Exchange (LSE) and Alternative Investment Market (AIM) with a market capitalization greater than £60m but excluding Alliance UniChem Plc, AstraZeneca PLC, GSK plc and Shire Pharmaceuticals Group plc. The Committee has chosen this group as being the most appropriate for Acambis. As before, during 2005 the Committee did consider including selected US biotechnology companies within the TSR comparator group and again concluded that they did not consider this appropriate given the Group is primarily compared to other UK-based biotechnology companies. This will continue to be reviewed in future years.

Performance-related options or SSSARs would vest in full only if Acambis were ranked in the top quartile of the comparator group. If Acambis were ranked below the median level, options or SSSARs would lapse. At a median ranking, 30% of the options or SSSARs would vest, whilst a ranking between the median and top quartile would vest on a straight-line basis between 30% and 100%.

In addition, the exercise of any options or SSSARs will be conditional on the Remuneration Committee being satisfied that there has been an overall improvement in the Company’s underlying performance over the relevant period. There will be no retesting of performance conditions.

The introduction of the Deferred Bonus Plan is intended as an aid to retention of key senior executives. For Executive Directors, 40% of any annual bonus earned with respect to the relevant performance criteria will be awarded in the form of Acambis shares, which will vest after a three-year period. Awards under the Deferred Bonus Plan will not be performance linked but will not vest if the executive is dismissed or leaves voluntarily during the three-year vesting period.

For the purposes of the TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent party.

EXECUTIVE DIRECTORS’ SHARE OWNERSHIP GUIDELINES

The Committee encourages Executive Directors to build and maintain substantial interests in Acambis shares, thereby aligning their interests with other shareholders. During 2005, all Executive Directors increased their shareholdings in the Company. Until April 2006, the Committee had agreed not to introduce formal share ownership guidelines. In April 2006, the Remuneration Committee agreed to formalize share ownership guidelines for Executive Directors. The new policy encourages Directors to build and maintain a shareholding of 100% of salary, recognizing that fluctuations in share price will cause the actual percentage to vary. It is envisaged that this shareholding will be built up over time through share purchases and through retaining a portion of net gains under the Company’s long-term incentive plans.

DIRECTORS’ INTERESTS IN SHARES

The Directors who served during the year had the following beneficial interests in the shares of the Company:

	Number of ordinary 10p shares held at Dec 31, 05	Number of ordinary 10p shares held at Dec 31, 04
Gordon Cameron[1]	283,442	278,442
Dr Randal Chase	10,000	–
Alan Dalby	5,000	5,000
Ross Graham	6,128	6,128
David Lawrence[2]	800	–
Michael Lytton[4]	21,789	18,022
Dr Thomas Monath[3]	70,842	60,842
Alan Smith	1,800	1,800

NOTES
1	40,885 of the shares owned by Mr Cameron are held in trust on his behalf by the Trustees of the Acambis Employees’ Trust (2004 – 35,885 shares).
2	Mr Lawrence holds 800 shares on behalf of certain family members (connected persons).
3

10,000 of the shares owned by Dr Monath are held in trust on his behalf by the Trustees of the Acambis Employees’ Trust (2004 – Nil). Dr Monath resigned as Chief Scientific Officer and became a Non-executive Director on June 23, 2006.

4	Mr Lytton resigned from the Board on April 11, 2006.

Individually, each of the Directors beneficially owns less than 1% of the total issued share capital. As at June 26, 2006, and at December 31, 2005 the Directors had no interests in shares of any other Group company.

On March 24, 2006, Mr Lawrence purchased 7,500 shares for himself and on behalf of certain family members and Dr Fellner (appointed to the Board on February 6, 2006) purchased 14,000 shares. Except for these purchases, there have been no changes in the interests of the current Directors in the share capital of the Company since December 31, 2005.

The Executive Directors also have an interest as potential beneficiaries in the 84,972 ordinary shares held at June 26, 2006 by the Trustees of the Acambis Employees’ Trust.

DIRECTORS’ INTERESTS IN SHARE OPTIONS AND PERFORMANCE CONDITIONS

The Directors who held office at December 31, 2005 hold options to acquire ordinary shares of the Company under the Acambis 1996 Approved Share Option Scheme (1996 Scheme), the Acambis 1995 Savings-Related Share Option Scheme (SAYE Scheme) and the Acambis 1999 Share Option Plan (1999 Plan) as follows:

Director	Scheme		Jan 1, 2005	Granted	Dec 31, 2005	Exercise price	Earliest date of exercise	Expiry date	% performance conditions met at Dec 31, 05[6]

Gordon Cameron	1996	[1]	17,685	–	17,685	£1.70	Dec 20, 99	Dec 20, 06	100%
	1999	[2]	13,911	–	13,911	£3.33	Dec 31, 04	Dec 31, 11	100%
	1999	[2]	30,545	–	30,545	£3.04	Apr 26, 05	Apr 26, 12	53%
	1999	[2]	39,116	–	39,116	£2.33	Sep 26, 05	Sep 26, 12	61%
	1999	[3]	27,469	–	27,469	£3.23	May 14, 06	May 14, 13	Nil
	1999	[3]	32,561	–	32,561	£2.76	Dec 19, 06	Dec 19, 13	Nil
	1999	[4]	43,350	–	43,350	£3.46	Mar 24, 07	Mar 12, 14	Nil
	1999	[4]	60,440	–	60,440	£2.73	Oct 12, 07	Oct 12, 14	Nil
	1999	[4]	–	78,538	78,538	£2.19	May 31, 08	May 31, 15	Nil
	1999	[4]	–	68,525	68,525	£2.51	Sep 12, 08	Sep 12, 15	Nil
	SAYE	[5]	5,250	–	5,250	£1.80	Dec 1, 05	Jun 1, 06	N/A
	SAYE	[5]	–	4,651	4,651	£2.01	Dec 1, 08	May 31, 09	N/A

Total			270,327	151,714	422,041

David Lawrence	1996	[4]	10,989	–	10,989	£2.73	Oct 12, 07	Oct 12, 14	Nil
	1999	[4]	117,216	–	117,216	£2.73	Oct 12, 07	Oct 12, 14	Nil
	1999	[4]	–	42,808	42,808	£2.19	May 31, 08	May 31, 15	Nil
	1999	[4]	–	37,350	37,350	£2.51	Sep 12, 08	Sep 12, 15	Nil
	SAYE	[5]	–	4,651	4,651	£2.01	Dec 1, 08	May 31, 09	N/A

Total			128,205	84,809	213,014

Dr Thomas	1999	[2]	30,403	–	30,403	£3.04	Apr 26, 05	Apr 26, 12	53%
Monath[7]	1999	[2]	38,575	–	38,575	£2.33	Sep 26, 05	Sep 26, 12	61%
	1999	[3]	26,993	–	26,993	£3.23	May 14, 06	May 14, 13	Nil
	1999	[3]	30,752	–	30,752	£2.76	Dec 19, 06	Dec 19, 13	Nil
	1999	[4]	23,470	–	23,470	£3.46	Mar 24, 07	Mar 24, 14	Nil
	1999	[4]	31,834	–	31,834	£2.73	Oct 12, 07	Oct 12, 14	Nil
	1999	[4]	–	40,709	40,709	£2.19	May 31, 08	May 31, 15	Nil
	1999	[4]	–	35,995	35,995	£2.51	Sep 12, 08	Sep 12, 15	Nil

Total			182,027	76,704	258,731

NOTES

1	The performance condition for those options granted under the 1996 Scheme until the end of 2000 is that either:
a)

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

2

The performance condition for those options granted until under the 1999 Plan compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the option may be exercised (50% of the option) and an upper quartile ranking must be achieved for the option to vest in full. This condition if not initially achieved in full can be further measured over a four- or five-year period measured from the same fixed-base point.

3

The performance condition for those options granted under the 1999 Plan is the same as that outlined in note 2 above, except that only 30% of the option may be exercised if the Company achieves a median ranking. Performance can only be re-measured once over a four-year period and there is also a requirement before the option can be exercised for the Committee to be satisfied with the Company’s underlying financial performance over the performance period.

4

The performance condition for these options granted under the 1996 Scheme and the 1999 Plan is the same as that outlined in note 3, except that the performance is measured only once, at the end of the three-year period.

5	No performance conditions apply to SAYE options.
6

Data in this column is intended to illustrate the percentage of awards which would have vested at December 31, 2005 based on the performance conditions applying to those grants. Should the awards have vested at December 31, 2005, a time apportionment factor would also apply based on the period of time from the date of award to December 31, 2005, where the full three years to vest had not been reached. These data are unaudited

7	Dr Monath resigned as Chief Scientific Officer and became a Non-executive Director on June 23, 2006.

All of the above options were granted for nil consideration and are held over 10p ordinary shares in the Company. The market value of the options at the time of grant are as detailed in the ‘Exercise price’ column. The market price of shares at December 31, 2005 was 207.0p and the range during the year was 203.5p to 283.0p per share.

Further information on each of the Company’s share option schemes, including the number of options outstanding, exercise prices and exercise periods, is set out in note 25 to the financial statements.

LONG-TERM SHARE INCENTIVE PLAN

Awards have been made to Executive Directors of the Company under the LTIP1 as follows:

										% performance
								Value	Award	Vesting	conditions met at Dec 31,
Directors	Jan 1, 2005		Awarded		Vested	Lapsed	Dec 31, 2005	Vested £	date	date	2005[9]

Gordon	59,366	[2,3]	–		(20,600)	(38,766)	–	45,320	Apr 22, 02	Apr 22, 05	N/A
Cameron	54,939	[2]	–		–	–	54,939	–	May 14, 03	May 14, 06	Nil
	86,704	[4]	–		–	–	86,704	–	Mar 24, 04	Mar 24, 07	Nil
	8,971	[5]	–		–	–	8,971	–	Oct 05, 04	Oct 05, 06	100%
	–		1,250	[6]	–	–	1,250	–	May 27, 05	May 27, 07	100%
	–		157,077	[4,7]	–	–	157,077	–	May 31, 05	May 31, 08	Nil

Total	209,980		158,327		(20,600)	(38,766)	308,941	45,320

David Lawrence	–		85,616	[4,7]	–	–	85,616	–	May 31, 05	May 31, 08	Nil

Total			85,616		–	–	85,616

Dr	59,090	[2,3]	–		(20,504)	(38,586)	–	45,109	Apr 22, 02	Apr 22, 05	N/A
Thomas	53,987	[2]	–		–	–	53,987	–	May 14, 03	May 14, 06	Nil
Monath[10]	46,943	[4]	–		–	–	46,943	–	Mar 24, 04	Mar 24, 07	Nil
	–		2,500	[8]	–	–	2,500	–	May 27, 05	May 27, 07	100%
	–		81,418	[4,7]	–	–	81,418	–	May 31, 05	May 31, 08	Nil

Total	160,020		83,918		(20,504)	(38,586)	184,848	45,109

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

3

These awards were made on April 22, 2002, at which time the share price was 321.0p per share. On April 22, 2005, these awards vested at which time the share price was 220.0p per share. Following the measurement of the performance condition, 34.7% of the options vested, and the balance lapsed. These awards were exercised on May 27, 2005.

4

The performance condition for these awards compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the award may vest (30% of the award) and an upper quartile ranking must be achieved for the award to vest in full.

5

Following the exercise of an LTIP award on 5 October, 2004, Mr Cameron elected to leave 35,885 of those plan shares with the Trust. Under the rules of the Plan, Mr Cameron is entitled to receive an additional 8,971 shares, one matching share for each four plan shares so deposited, so long as he retains those shares in the Trust for a period of two years from date of award.

6

Following the exercise of an LTIP award on  May 27, 2005, Mr Cameron elected to leave 5,000 of those plan shares with the Trust. Under the rules of the Plan, Mr Cameron is entitled to receive an additional 1,250 shares, one matching share for each four plan shares so deposited, so long as he retains those shares in the Trust for a period of two years from date of award.

7	These awards were made on 31 May 2005, at which time the share price was 217.75p per share.
8

Following the exercise of an LTIP award on May 27, 2005, Dr Monath elected to leave 10,000 of those plan shares with the Trust. Under the rules of the Plan, Dr Monath is entitled to receive an additional 2,500 shares, one matching share for each four plan shares so deposited, so long as he retains those shares in the Trust for a period of two years from date of award.

9

Data in this column is intended to illustrate the percentage of the awards which would have vested at December 31 2005 based on the performance conditions applying to those grants. Should the awards have vested at December 31 2005, a time apportionment factor would also apply based on the period of time from the date of award to December 31, 2005, where the full three years to vest had not been reached. These data are unaudited.

10	Dr Monath resigned as Chief Scientific Officer and became a Non-executive Director on June 23, 2006

GAINS MADE BY DIRECTORS ON SHARE OPTIONS AND LTIPS

The table below shows gains made by individual Directors from the exercise of share options and LTIPs. The gains are calculated as at the exercise date, although the shares may have been retained.

	2005	2004
	£000	£000
Gordon Cameron	45	740
Nicolas Higgins (resigned December 31, 2004)	–	574
Dr Thomas Monath (resigned as CSO on June 23, 2006)	45	497
Total gains on share options and LTIPs	90	1,811

ACAMBIS’ TSR PERFORMANCE

Acambis’ TSR performance is shown against a comparator group of all pharmaceutical and biotechnology companies listed on LSE and AIM with a market capitalization greater than £60m but excluding Alliance

UniChem Plc, AstraZeneca PLC, GSK plc and Shire Pharmaceuticals Group plc. This index has been chosen as Acambis is a constituent of this sector. These companies are:

AGI Therapeutics plc	Innovata plc
Allergy Therapeutics plc	NeuTec Pharma PLC
Alizyme plc	Oxford BioMedica plc
Antisoma plc	Prostrakan Group plc
Ardana plc	Protherics PLC
ARK Therapeutics Group PLC	Sinclair Pharma plc
Axis-Shield plc	SkyePharma PLC
Cambridge Antibody Technology Group PLC	Vectura Group PLC
Dechra Pharmaceuticals PLC	Vernalis Group plc
Goldshield Group PLC	XTL Biopharmaceuticals Ltd
GW Pharmaceuticals plc

The following table details the five-year rebased TSR performance of Acambis and its chosen index.

		Pharmaceuticals
	Acambis	& Biotech Index
December 31, 2000	100%	100%
December 31, 2001	339%	55%
December 31, 2002	268%	27%
December 31, 2003	295%	41%
December 31, 2004	243%	41%
December 31, 2005	200%	44%

This graph illustrates the TSR performance (share price growth plus dividends paid) of Acambis compared to a ‘broad equity market index’ over the past five years, as required by legislation. Acambis’ TSR performance is shown against a peer group of pharmaceutical and biotechnology companies, comprising LSE- and AIM-listed companies with a market capitalization of over £60m, excluding Alliance UniChem Plc, AstraZeneca plc, GSK plc and Shire Pharmaceuticals Group plc. This index has been chosen as the most appropriate form of ‘broad equity market index’ against which the Company’s performance should be graphed, as Acambis is a constituent of this sector.

SHARE OPTION SCHEMES

The Group operates several share option schemes. Options outstanding under the various schemes are as follows:

Scheme	Jan 1, 04 ’000	Granted ’000	Exercised ’000	Lapsed ’000	Dec 31, 04 ’000
1995[1]	5	–	(5)	–	–
1996[2]	318	70	(113)	(42)	233
1999[3]	3,925	864	(1,277)	(339)	3,173
Scheme	Jan 1, 04 ’000	Granted ’000	Exercised ’000	Lapsed ’000	Dec 31, 04 ’000
SAYE[4]	192	24	(105)	(6)	105
ESPP[5]	79	20	–	(14)	85
1990 US6	167	–	(46)	–	121
1995 US7	190	–	(35)	–	155
Total	4,876	978	(1,581)	(401)	3,872

Scheme	’000	’000	’000	’000	’000
1996[2]	233	36	(10)	(59)	200
1999[3]	3,173	806	(104)	(342)	3,533
SAYE[4]	105	38	(12)	(50)	81
ESPP[5]	85	50	–	(60)	75
1990 US6	121	–	–	(107)	14
1995 US7	155	–	–	(28)	127
Total	3,872	930	(126)	(646)	4,030

NOTES

1	The Acambis 1995 Unapproved Share Option Scheme
2	The Acambis 1996 Approved Share Option Scheme
3	The Acambis 1999 Share Option Plan
4	The 1995 Savings-Related Share Option Scheme
5	The Employee Stock Purchase Plan set up in 2003 for US-based employees. This plan is similar to the UK Save-As-You-Earn scheme
6	The Acambis 1990 Stock Incentive Plan
7	The Acambis 1995 Stock Incentive Plan

Year of grant	Weighted average exercise price	Period exercisable in normal circumstances	Number outstanding
1996	$26.02	1999–2006	30,547
1996	£1.70	1999–2006	17,685
1997	$4.89	2000–2007	105,443
1999	$1.68	2002–2009	5,090
1999	£0.36	2002–2009	85,434
2000	£0.92	2003–2006	250,000
2000	£0.96	2003–2010	3,600
2001	£1.25	2004–2006	208,000
2001	£3.33	2004–2006	19,520
2001	£1.38	2004–2011	258,201
2002	£2.46	2005–2006	237,152
2002	£1.80	2005–2006	16,065
2002	£2.62	2005–2012	363,419
2003	£3.26	2006–2007	265,716
2003	£2.74	2006–2007	8,346
2003	£3.00	2006–2013	359,265
2004	£2.65	2006	24,798
2004	£2.81	2007–2008	377,340
2004	£2.36	2007–2008	17,896
2004	£2.91	2007–2014	462,949
2005	£1.87	2007	50,652
2005	£2.46	2008–2009	344,440
2005	£2.01	2008–2009	38,414
2005	£2.34	2008–2015	479,895
Total			4,029,867

Whilst they have no present intention of utilizing such authority, at the AGM held on June 23, 2006 the shareholders approved a resolution to allot shares up to an aggregate nominal value of £3,264,670 (32,646,700 ordinary shares of 10p each), being the un-issued ordinary shares of the Company at April 21, 2006.

The Group operates an HM Revenue and Customs-approved Save-As-You-Earn scheme in the UK and an Employee Share Purchase Plan scheme in the US.

Item 7	Major shareholders and related party transactions

A	Major shareholders

The shareholdings in the table set out below represent the shareholdings amounting to 3% or more of the ordinary share capital of the Company that had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, at the time of publication of the 2004 Annual Report and Form 20-F and this 2005 Form 20-F.

The figures in the columns entitled ‘2004 Annual Report on Form 20-F’ do not necessarily represent the current shareholdings or percentages held by the respective shareholders.

	As at June 6, 2006		2004 Annual Report on Form 20-F
	Number of shares held	Percentage	Number of shares held	Percentage
INVESCO Perpetual UK Investment Series[1]	20,410,000	19.01%	19,341,000	18.03%
F&C Asset Management	10,646,451	9.92%	10,646,451	9.93%
Legal & General Investment Management Ltd	6,423,031	5.98%	6,467,972	6.03%
Goldman Sachs Group, Inc	5,455,883	5.08%	3,260,918	3.04%
Phylon Fund Limited	3,922,000	3.65%	–	–
HBOS plc	3,260,033	3.04%	–	–
Morley Fund Management Limited	–	–	6,356,645	5.93%

NOTES
1	The Amvescap Group, which includes Invesco Perpetual UK Investment Series is Acambis’ single largest shareholder, owning 30,198,065 shares (28.13%).

As far as is known to the Directors, the Company is not directly or indirectly owned or controlled by another corporation or by any other government and the only shareholder directly or indirectly owning more than 10% of the Company is shown in the above table. All shareholders have the same voting rights.

ANALYSIS OF SHARE REGISTER AT JUNE 6, 2006				Percentage
Shareholding	Number of holders	Percentage of total holders	Number of shares	of issued share capital
1-1,000	1,336	57.61%	665,600	0.62
1,001-5,000	619	26.69%	1,400,906	1.30
5,001-100,000	261	11.26%	5,226,868	4.87
100,001-500,000	64	2.76%	14,782,005	13.77
500,001-1,000,000	19	0.82%	14,071,524	13.10
1,000,001 and over	20	0.86%	71,227,324	66.34
	2,319	100.00%	107,374,227	100.0

US record holders, including American Depository Receipt (ADR) holders, held approximately 8.5% of the issued share capital of ordinary 10p shares.

B	Related party transactions

The Group has a 50% interest in the Pasteur Merieux-OraVax joint venture (the Joint Venture) (see note 21 to the financial statements. For the year ended December 31, 2005, the Group has included turnover of £nil (2004 – £0.1m) in respect of costs incurred in performing services for the Joint Venture and a loss of £nil (2004 – £0.1m) within its Group financial statements. At December 31, 2005, the amounts the Group owed to the Joint Venture amounted to £0.4m (2004 – £0.3m). Amounts owed by the Joint Venture to the Group at December 31, 2005 were £0.3m (2004 – £0.3m).

C	Not applicable

Item 8	Financial information

A	Consolidated statements and other financial information

See the financial statements for financial information.

There is no difference between IFRS as adopted by the European Union and IFRS on the Group’s results.

The Group has taken advantage of the accommodation granted by the SEC for foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure.

DIVIDEND POLICY
Acambis has never paid any cash dividends on its shares and does not anticipate paying cash dividends for the foreseeable future.

B	Not applicable

Item 9	The offer and listing

A	The offer and listing details

COMPARATIVE MARKET PRICE INFORMATION
Acambis shares are traded on the London Stock Exchange under the symbol ‘ACM’ and on the US NASDAQ National Market in the form of ADRs under the symbol ‘ACAM’.

The following tables set out the high and low closing mid-market prices for Acambis’ shares and close prices for ADRs:

		Shares		ADRs
	High	Low	High	Low
Calendar year	Pence per ordinary share		Dollars per ADR

2001	353.0	103.5	10.22	3.33
2002	379.0	181.0	11.06	5.67
2003	396.0	207.5	12.85	6.40
2004 First quarter	371.0	300.0	14.41	11.04
Second quarter	364.0	300.0	13.63	10.55
Third quarter	352.5	292.3	13.30	10.48
Fourth quarter	300.0	244.3	10.70	9.46
2005 First quarter	283.0	237.8	10.70	9.03
Second quarter	240.8	212.0	9.22	7.93
Third quarter	262.5	220.0	9.88	7.98
Fourth quarter	240.0	203.5	8.66	7.15
Monthly high and low prices (for the last full six months) are as follows:
December 2005	214.3	205.8	7.74	7.15
January 2006	205.5	195.0	7.26	6.80
February 2006	229.3	197.5	7.94	6.81
March 2006	215.3	194.8	7.75	6.74
April 2006	192.8	182.0	6.93	6.30
May 2006	184.5	156.0	6.93	5.91

As of June 6, 2006, the mid-market price of an Acambis share was 159.5p and the close price of an Acambis ADR was $6.00. The number of outstanding ordinary shares of 10p each at that date was 107,374,227.

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

(a) Transfer

The issued and un-issued ordinary shares of 10 pence each in the capital of the Company are eligible for settlement in CREST (a paperless settlement system used by the London Stock Exchange) as contemplated by the Uncertificated Securities Regulations 1995 and effective under the CREST Regulations. Existing Ordinary Shares can therefore be held in registered (certificated or uncertificated) form.

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

(ii)	In respect of more than one class of share; and
(iii)	For certificated shares, whether or not fully paid, in favor of more than four transferees or renouncees.

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

The Company may stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST) if, for two consecutive dividends, the dividend payments have been returned undelivered or remain un-cashed during the period for which they are valid or the payments by any other method have failed and, in the case of any one dividend, reasonable enquiries have failed to establish any new address or account of the registered shareholder.

Any dividend which remains unclaimed for 12 years from the date when it was declared or became due for payment, shall be forfeited and go back to the Company.

The Board may, if authorized by the Company at any annual general meeting, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash (a scrip dividend).

Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorize any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the basis of that value in order to adjust the rights of members, and may vest any assets in trustees.

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

The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other un-distributable reserve in any way. The Company may, subject to the Companies Act 1985, the rules of the UK Listing Authority (if applicable) and to any special rights previously given to holders of existing shares, purchase any of its own shares (including redeemable shares).

If recommended by the directors, the Company can by ordinary resolution capitalize any sum which is part of the Company’s reserves or which the Company is holding as net profits.

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

(k) Untraced shareholders

The Company may sell in such manner and for such price as the Directors think fit any share held by a member if:

(i)

for a period of six years before the giving of notices referred to in (iii) below no check, order or warrant for amounts payable in respect of the share, has been cashed by the member or person entitled by death or bankruptcy or otherwise by operation of law to the share and, so far as the Directors are aware, no communication in respect of the share has been received by the Company from such member or person and no such amount has been claimed by the person entitled to it;

(ii)	during that period at least two dividends (whether interim or final) in respect of the share have become payable;
(iii)

the Company has, after the expiration of that period, advertised in both a national daily newspaper published in the UK and in a newspaper circulating in the area of the last known address to which checks, orders or warrants were sent and by notice to the Quotations Department of the London Stock Exchange if shares of the class concerned are listed or dealt in on that exchange, given notice of its intention to sell such share; and

(iv)

the Company has not during the further period of three months after the date of the advertisements referred to in (iii) above or of the last of the two advertisements to be published if they are published on different dates and prior to the sale of the share received any communication in respect of the share from the member or person concerned.

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

Pursuant to this exemption, the Company’s quorum standards, as set forth in the Company’s Articles of Association and summarized in paragraph (i) above, follow the relevant quorum standards applicable to companies in the United Kingdom. These standards provide for a quorum in the event that at least two persons entitled to vote upon the business to be transacted are present in person or by proxy at a shareholder meeting.

C	Material contracts

(a) US CDC agreements

In prior years, the Group was awarded two distinct contracts (ACAM1000 and ACAM2000) by the CDC to develop and manufacture smallpox vaccines for the purposes of countering the threat of bioterrorism.

ACAM1000 CONTRACT

This contract was awarded in September 2000. It required research and development of a new smallpox vaccine, manufacture of a 40 million-dose stockpile and maintenance of that stockpile for 20 years. In 2003, the US Government decided to consolidate the activities ongoing under this contract and that awarded to Acambis in November 2001 (see ‘ACAM2000 contract’, below). As a result, activities under the ACAM1000 contract were wound down and final settlement of the contract was successfully negotiated in February 2006.

During 2005 the Group recorded turnover in relation to this contract of £0.2m (2004 – £1.4m) for R&D costs incurred by the Group and funded by the CDC.

ACAM2000 CONTRACT

In November 2001, Acambis was awarded a second contract by the CDC to develop, manufacture and deliver 155 million doses of investigational ACAM2000 vaccine. The initial value of this contract, which carries a fixed price, was $428m (approximately £234m). This contract was divided into two principal components: funding to take the vaccine through clinical trials to FDA licensure; and manufacture of the vaccine. The funding for the R&D element was received over 2002 and 2003, whereas the funding for the manufacture was received on delivery of the vaccine, which started during 2002 and was completed in 2004. As a result of the US Government’s decision to consolidate activities under Acambis’ ACAM1000 and ACAM2000 contracts, Acambis received an order for an additional 27.5 million doses of ACAM2000 under the terms of the ACAM2000 contract in 2003 and completed delivery of those doses in 2004.

A small amount of work on this contract is continuing in 2006, principally relating to submission of the product license application to the FDA.

Turnover of £12.8m has been recorded in 2005 in relation to this contract (2004 – £66.5m).

(b) US NIAID contracts

In February 2003, Acambis was awarded a $9.2m contract by NIAID, part of the NIH, to develop a new MVA vaccine, deliver several thousand doses of the vaccine to NIAID and conduct a Phase I clinical trial in healthy adults. The contract is structured on a ‘cost plus fixed fee’ basis. For this contract, Acambis partnered with Baxter Healthcare Corporation, its strategic partner, such that Baxter manufactured the doses of vaccine at its manufacturing site. Acambis acted as the prime contractor and Baxter as sub-contractor, leveraging each other’s strengths and capabilities.

In September 2004, Acambis was one of two companies to win a second US Government contract for the development and manufacture of investigational MVA vaccine from the NIAID. As with the first contract, Acambis is co-developing its MVA vaccine candidate with Baxter. Under the principal part of this contract, worth approximately $76m, Acambis has delivered 500,000 doses of vaccine and is carrying out clinical trials.

Turnover of £17.2m was recorded under these contracts in 2005 (2004 – £1.9m).

(c) Baxter agreements

ACAM2000 SUB-CONTRACT

In November 2001, Acambis entered into a sub-contract with Baxter for the purchase of crude bulk smallpox vaccine and the subsequent assembly of various components into multi-dose kits of smallpox vaccine.

CANTON LONG-TERM LEASE FINANCE FACILITY

In December 2001, Acambis entered into a long-term lease-finance facility with Baxter in respect of Acambis’ manufacturing plant. Further details of this facility are described within ‘Financial liabilities’ in note 18 to the financial statements..

ACAM2000 DISTRIBUTION AGREEMENT

In December 2002, Acambis entered into a distribution, manufacturing and license agreement with Baxter, giving Baxter exclusive distribution rights for ACAM2000 smallpox vaccine in all countries of the world, excluding the US and the UK. In 2005, turnover of £nil (2004 – £9.3m) was recorded under this agreement.

MVA SUB-CONTRACT

As noted above in (b), Baxter is a manufacturing sub-contractor with respect to the MVA contract with the NIAID.

(d) Evans Vaccines agreement

In September 1999, the Group entered into an agreement with Medeva Pharma Limited to obtain regulatory approval in the US for ARILVAXTM yellow fever vaccine. Medeva Pharma Limited assigned this agreement to Evans Vaccines Limited, a wholly-owned subsidiary of Chiron Vaccines, in October 2000. The Group funded 100% of the costs of the clinical trials and regulatory submission. As described in note 18 to the financial statements, the costs are being partly financed through an overdraft facility up to a maximum of $7m, being underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAXTM in the US, whilst still retaining an option to buy back 50% of the profits from the US sales in return for refunding to the Group the costs the Group has incurred on the ARILVAXTM program. No turnover was recorded in 2005 (2004 – £nil) under this agreement.

In February 2004, Acambis withdrew its BLA application for ARILVAX, and Acambis is in ongoing discussions with Chiron and its now parent company Novartis AG, to resolve a way forward for the ARILVAX program.

(e) Cangene agreement

Since March 2003 Acambis has had an agreement with Cangene Corporation (Cangene) to market Cangene’s VIG product in markets outside North America and Israel. Turnover of £0.4m was recorded in 2005 (2004 – £nil) under this agreement. Baxter is a marketing sub-agent with respect to this agreement.

(f) Berna Biotech supply agreement

In August 2003, Acambis acquired BPC. BPC has exclusive North American sales and distribution rights, up to 2010, to Vivotif®, an oral typhoid vaccine manufactured by Berna Biotech AG. Licensed in over 50 countries around the world and the only orally administered typhoid vaccine currently available, Vivotif® has been registered and sold in the US since 1990 and Canada since 1994. BPC employs 16 people, with operations in Miami and Toronto, from where it promotes and distributes Vivotif® to customers throughout North America.

The Group paid amounts of £1.9m in 2005 in relation to this contract (2004 - £1.7m).

(g) Fill/finish facility capability

In May 2005, Acambis added a lyophilisation and fill/finish capability based in Rockville, MD, through a leasing agreement, from BioReliance Corporation. Acambis made an upfront payment of $3.0m in May 2005 with an additional $4.5m payable over a period of 12 years, until 2017.

The facility was designed to produce liquid and lyophilized material at a scale sufficient for clinical trials. Acambis plans to establish GMP-compliant fill and finish operations at a commercial scale suitable for some of the vaccines in its development pipeline.

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

EXCHANGE RATE INFORMATION

References in this Form 20-F to ‘US dollars’, ‘$’, or ‘¢’ are to the currency of the United States. References to pounds ‘sterling’, ‘pounds’, ‘£’, ‘pence’’ or ‘p’ are to the currency of the United Kingdom. There are 100 pence to each pound. Solely for your convenience, this report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be taken as assurances that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

The table below sets forth, for the periods and dates indicated the exchange rate for the US dollar against the pound based on the noon buying rate, expressed in dollars per pound sterling. The period average is based on the average of the noon buying rates on the last day of each month during the period.

	Period Average	Period End	High	Low
Year ended December 31,
2001	1.4400	1.4555	1.5047	1.3726
2002	1.5035	1.6095	1.6095	1.4092
2003	1.6453	1.7905	1.7905	1.5497
2004	1.8355	1.9199	1.9492	1.7584
2005	1.8120	1.7168	1.9268	1.7150
Monthly high and low rates (for the last full six months) are:
December 2005			1.7723	1.7150
January 2006			1.7728	1.7168
February 2006			1.7728	1.7406
March 2006			1.7534	1.7260
April 2006			1.7822	1.7346
May 2006			1.8906	1.8176

As of June 6, 2006, the spot exchange rate for pounds sterling was $1.8858.

E	Taxation

UK TAX CONSEQUENCES OF OWNING ACAMBIS SHARES

TAXATION OF DIVIDENDS

There is no withholding tax on dividends paid by a UK company. Under the provisions of the income tax convention which came into force between the UK and the US in relation to dividends paid after May 1, 2003, payments in respect of tax credits are no longer made to US holders on dividends paid by UK companies.

UK TAXATION OF CAPITAL GAINS

A US holder who is not resident, or ordinarily resident, for tax purposes in the UK will not be liable for UK tax on capital gains on the disposal of Acambis shares unless the US holder carries on a trade, profession or vocation in the UK through a branch or agency and the Acambis shares are or have been used by, held by, or acquired for use by or for the purposes of such trade, profession, vocation, branch or agent. In certain circumstances, however, a person who has been resident in the UK and again becomes resident after a period of non-residence may be taxed on gains realized during the period of non-residence.

UK INHERITANCE TAX ON ESTATES AND GIFTS

The estate and gift tax convention in force between the US and the UK provides that the UK tax to which the convention applies is capital transfer tax and that it will also apply to identical or substantially similar taxes which are imposed subsequently. Capital transfer tax in the UK has been replaced by inheritance tax. It is understood that, in practice, the US tax authorities and the UK HM Revenue and Customs apply the convention on the basis that inheritance tax has replaced capital transfer tax as the tax to which the convention now applies, although the convention has not been amended to that effect.

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

US TAX CONSEQUENCES OF OWNING ACAMBIS SHARES

The following summary sets out the principal US federal tax consequences of the purchase, ownership and disposition of the Company’s shares or ADRs in respect of such shares by a ‘US Holder’ (as defined below) and is not intended to be a complete analysis or listing of all the possible tax consequences of such purchase, ownership or disposition. As used herein a ‘US Holder’ means a beneficial owner of Acambis’ shares or ADRs that is: a citizen or resident of the US; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US, or any political subdivision thereof; an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or if the trust has in effect a valid election to be treated as a US person.

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

The statements regarding US and UK tax laws set out below are based on US federal and UK tax laws and UK Inland Revenue practice in force on the date of this Form 20-F and are subject to change after that date, potentially with retroactive effect. This summary does not address the tax consequences to partnerships, other pass-through entities or persons who hold shares or ADRs through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-US tax laws or the possible application of US federal gift or estate tax.

US Holders of ADRs will be treated as the owners of the underlying shares for purposes of the double taxation conventions relating to income and estate and gift taxes between the US and the UK and for the purposes of the US Internal Revenue Code of 1986, as amended (the ‘Code’).

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

Dividends paid by the Company to an individual US Holder which constitute ‘qualified dividend income’ will be subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations paid prior to January 1, 2011 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradable on an established securities market in the US, including NASDAQ, or (b) such corporation is eligible for the benefits of the Treaty. The Company believes that it is eligible for the benefits of the Treaty. Dividends, however, will not qualify for the reduced rate if the Company is treated for the tax year in which dividends are paid (or in the prior year) as a ‘passive foreign investment company’ for US federal income tax purposes. While the Company does not believe it is a passive foreign investment company, see the discussion below at ‘Tax Consequences of PFIC Status’. Accordingly, dividend distributions with respect to the Company’s shares or ADRs should be treated as qualified dividend income eligible for the reduced 15% US federal income tax rate. However an individual US Holder will not be entitled to the reduced rate unless the holder meets certain holding period requirements. Any days during which such a US Holder has diminished its risk of loss on the shares or ADRs are not counted towards meeting such requirement. In addition, an individual US holder will not be entitled to the reduced rate on dividends to the extent such US Holder is under an obligation to make related payments on substantially similar or related property; or such  US Holder elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Code.

For the purpose of calculating foreign tax credit limitations, dividends paid by the Company will be treated as income from sources outside the US. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company will, under current law, be ‘passive income’ or, in the case of certain US Holders, ‘financial services income.’ Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under that change in law, dividends paid by the Company will generally constitute ‘passive category income’ but could, in the case of certain US Holders, constitute ‘general category income.’ Special rules apply to individuals whose foreign source income during the taxable year consists entirely of ‘qualified passive income’ and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return).

In particular circumstances, a US Holder that (i) has held the Company shares or ADRs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the Company shares or ADRs in arrangements in which the US Holder’s expected economic profit, after non-US taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares or ADRs. Significant restrictions apply for foreign tax credit limitation purposes with respect to receipts of ‘qualified dividend income’ as described in the preceding paragraph.

TAXATION OF CAPITAL GAINS

Subject to the discussion below at ‘Tax Consequences of PFIC Status’, upon a sale, exchange or other disposition of shares or ADRs, a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis (determined in US dollars) in such shares or ADRs. Generally, such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the US Holder’s holding period for such shares or ADRs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gains of a non-corporate US Holder are generally subject to a maximum tax rate of 15%. The deductibility of a capital loss recognized on the sale or exchange of shares or ADRs is subject to limitations.

If the shares or ADRs are publicly traded, a disposition of such shares or ADRs will be considered to occur on the ‘trade date’, regardless of the US Holder’s method of accounting. A US Holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale on the date that the sale settles. However, a US Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale on the ‘trade date’ and, therefore, may realize a foreign currency gain or loss, unless such US Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US Holder that receives foreign currency upon the sale or exchange of the shares or ADRs and converts the foreign currency into US dollars subsequent to receipt will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. A foreign exchange gain or loss will generally be US source ordinary income or loss.

TAX CONSEQUENCES OF PASSIVE FOREIGN INVESTMENT COMPANY (PFIC) STATUS

The Company will be a PFIC, if 75% or more of its gross income in a taxable year, including its pro rata share of the gross income of any company, US or foreign, in which the Company is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be a PFIC if 50% or more of its gross assets in a taxable year, averaged over the year and generally determined based on fair market value and including its pro rata share of the assets of any company, US or foreign, in which the Company is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Because the PFIC determination is made annually on the basis of the Company’s income and assets, including goodwill, we cannot assure you that we will not be a PFIC in the current or subsequent taxable years. As a result of its cash position, the Company may be a classified as a PFIC under the asset test in the event that the price of the ordinary shares declines substantially. Acambis will monitor its status and will, promptly following the end of any taxable year for which it is determined it to be a PFIC, notify US Holders of such status.

If the Company were a PFIC, and a US Holder did not make an election to treat it as a ‘qualified electing fund’ or a ‘mark to market’ election (each as described below):

•

excess distributions to a US Holder would be taxed in a special way. ‘Excess distributions’ are amounts received by a US Holder with respect to shares in any taxable year that exceed 125% of the average distributions received by such US Holder in the shorter of either the three previous years or such US Holder’s holding period before the present taxable year. Excess distributions must be allocated rateably to each day that a US Holder has held shares or ADRs. A US Holder must include amounts allocated to the current taxable year and to years prior to becoming a PFIC in its gross income as ordinary income for the current taxable year. A US Holder must pay tax on amounts allocated to each other taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax; and

•

the entire amount of gain realized by a US Holder upon the sale or other disposition of shares or ADRs also will be treated as an excess distribution and will be subject to taxation and an interest charge as described above.

The special PFIC rules described above will not apply to a US Holder if the US Holder makes an election to treat the Company as a qualified electing fund (QEF) in the first taxable year in which the US Holder owns shares or ADRs and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain. In certain circumstances a separate election may be available to defer payment of taxes, which deferral is subject to an interest charge.

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

US Holders may also be able to avoid the interest charge described above by making a mark to market election. Such election is available to the extent that the shares or ADRs held are ‘regularly traded’ on certain US stock exchanges (including NASDAQ), or on a foreign stock exchange that meets the following requirements:

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

For this purpose, shares or ADRs will be considered regularly traded if, among other requirements, they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A US Holder who makes a mark-to-market election will not be subject to the PFIC rules described above. Instead, subject to certain limitations, such US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its shares or ADRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year. In addition, gains from an actual sale or other disposition of shares or ADRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any “mark to market” gains for prior years that have not previously been reversed by losses.

The Company believes that it is not currently a PFIC and it does not anticipate becoming a PFIC. This belief is based in part on the Company’s market capitalization and the rules applicable to valuing the assets of publicly traded companies. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. A decline in market capitalization or a significant increase in the amount of royalty income the Company receive could cause the Company to become a PFIC. Accordingly, the Company cannot assure you that it will not be treated as a PFIC in future years.

US Holders who hold shares or ADRs during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC. US Holders are urged to consult their tax advisors about the PFIC rules, including the advisability of choosing to make QEF or ‘retroactive QEF’ election and the availability of the mark-to-market election.

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

FINANCIAL INSTRUMENTS

The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility amounts owing on the fill/finish facility, an overdraft facility, foreign currency contracts, short- and long-term debtors receivable under the Canton settlement and various items, such as trade debtors and trade creditors, which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.

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

From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s results when reported in sterling. Typically in 2005 the Group took out forward contracts for known significant foreign currency transactions only. There were no forward contracts outstanding at the year end.

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year end.

Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the income statement. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

INTEREST RATE RISK

The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit, or in money market funds managed by professional money managers.

The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used. The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained.

During the year, the Group invested in a cash deposit which accrues interest dependent on the sterling LIBOR (the London Interbank Offered Rate). This deposit of £10.0m was outstanding at the year-end and was valued at £10.0m (2004 – deposit £5.8m, valued at £5.7m).

The following table sets out the carrying value by maturity, for each financial instrument that is exposed to interest rate risk.

	Within one year	One–two years	Total
2005	£m	£m	£m
Floating rate:
Cash	11.0	–	11.0

Fixed rate:
Short-term deposits	38.2	–	38.2
Liquid investments	8.8	10.0	18.8
Obligations under finance leases	(7.1)	–	(7.1)

	Within one year	One–two years	Total
2004	£m	£m	£m
Floating rate:
Cash	30.2	–	30.2

Fixed rate:
Cash	0.7	–	0.7
Short-term deposits	50.1	–	50.1
Liquid investments	20.8	–	20.8
Obligations under finance leases	(3.1)	(6.3)	(9.4)

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

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

There is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at December 31, 2005. Fair values have been calculated by discounting cash flows at prevailing interest rates.

	2005	2004
	£m	£m
Assets:
Foreign currency contracts	0.1	–
Liabilities:
Foreign currency contracts	–	(0.1)

In accordance with IAS39, the Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. This derivative is fair valued based on discounted future cash flows with gains and losses passing through the income statement as hedge accounting is not available.

The Group has an embedded derivative deposit which accrues interest dependent on UK LIBOR (the London Interbank Offered Rate).

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end (2004 – none).

From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s results when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency only. The Group had no forward contracts outstanding at the year-end (2004 – a forward contract to sell dollars and buy sterling outstanding at the year-end).

Item 12	Not applicable
Item 13	None
Item 14	Not applicable
Item 15	Controls and procedures
A	Disclosure controls and procedures

The Board has applied principle C.2 of the Combined Code by establishing a process for identifying, evaluating and managing the significant risks the Group faces. This process has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s overall system of controls and procedures and for reviewing its effectiveness. Such a system manages rather than eliminates the risk of failure to achieve business objectives.

The Board regularly reviews the risks to which the business is exposed and the controls in place to mitigate those risks. It delegates the operational management of the business risk process to the Executive Directors, including the Chief Executive Officer and the Chief Financial Officer, who in turn have put in place a specific working group comprising senior management from different areas of the business to carry out reviews on a periodic basis. From 2005, the Operations Committee, which comprises senior operational managers, reports to the Executive Committee, and which has oversight of the day-to-day operational activities of Acambis, has been responsible for managing the risk reviews.

In conjunction with the reviews described above, the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005.

B	Management’s annual report on internal control over financial reporting

In compliance with provision C.2.1 of the Combined Code, the Board reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all material controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report on form 20-F considering all significant aspects of internal control arising during the year. The Audit Committee assists the Board in discharging its review responsibilities.

The Combined Code was republished in July 2003 and restated in July 2005 by the Financial Reporting Council and incorporated the previous code (as published in 1998 by the Hampel Committee) and related guidance that had been issued since that date: the Turnbull Guidance on Internal Control; the Smith Guidance On Audit Committees; and various items of good practice guidance from the Higgs Report. The code has been applicable for reporting years beginning on or after November 1, 2003 and, therefore, was adopted by Acambis from its 2004 financial year, which began on January 1, 2004. The overriding principle of the Combined Code is that companies must comply with it or explain why they have not. The following section highlights the areas where Acambis previously did not comply with the code and notes the progress made to address those areas:

CODE PROVISION	PROGRESS MADE SINCE PUBLICATION OF THE 2004 FORM 20-F
B REMUNERATION B.2.1 A statement on whether remuneration consultants have any other connection with the Company should be available on the Acambis website.	A disclosure is made in the Corporate Governance Statement in the ‘Remuneration Committee’ section. A statement has been available on the Acambis website since early 2005.
C ACCOUNTABILITY AND AUDIT C.3.4 Arrangements should be in place for the reporting and management of concerns raised by staff about possible financial or other improprieties.	In November 2004, the Audit Committee approved a whistleblowing policy. The procedure was developed during 2005 and rolled out to the Group in early 2006.

C	Not applicable
D	Changes in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in the Group’s internal control over financial reporting identified in connection with management’s evaluation of such control that materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16A	Audit committee financial expert

Ross Graham was appointed to the Board of Acambis as a Non-executive Director on March 25, 2004 and was also appointed at that time as Chairman of the Audit Committee. Mr Graham is considered to be an independent Non-executive Director. He meets the requirements of an ‘audit committee financial expert’, having been a qualified Chartered Accountant for over 30 years, having served as Chief Financial Officer of Misys plc, a company quoted on the LSE, until 1998, and having served as Audit Committee Chairman on the Board of Wolfson Microelectronics plc since September 2003.

Item 16B	Code of ethics

The Group has complied with the provision of the Code of Best Practice set out in Section 1 of the UK Combined Code throughout 2005, and applied the Principles of Good Governance as set out within the Combined Code. Additionally, the Group applied a formal code of conduct and ethics for senior financial officers, which was adopted in July, 2005. This code met the requirements of the Sarbanes-Oxley Act 2002 and the requirements of the NASDAQ National Market.

Item 16C	Principal accountant fees and services

During the year the Group obtained the following services from the Group’s auditors:

	2005	2004
	£m	£m
Audit fees	0.2	0.1
Audit related fees	0.1	0.1
Tax fees	0.2	0.3
All other fees	-	-
	0.5	0.5

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

In preparing the financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF ACAMBIS PLC

In our opinion, the accompanying consolidated balance sheets, and the related consolidated income statements, statements of changes in shareholders’ equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Cambridge, England

June 26, 2006

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

		2005		2004
	Notes	£m		£m

Revenue	2	40.9		85.5
Cost of sales		(27.6)		(35.0)
Gross profit		13.3		50.5
Research and development costs		(34.1)		(29.3)
Sales and marketing costs		(2.6)		(2.8)
Administration costs (including costs relating to Canton plant impairment and restructuring costs)	3	(7.7)		(5.5)
Other operating income – settlement of Canton agreement	3	–		10.2
Other operating income – fair value of shares received for grant of license	3	0.4		–
Operating (loss)/profit	4	(30.7)		23.1
Finance income	3	4.0		4.8
Finance costs	3	(1.0)		(0.9)
(Loss)/profit on ordinary activities before taxation		(27.7)		27.0
Taxation – UK	5	(1.7)		(3.7)
Taxation – overseas	5	2.4		(3.6)
(Loss)/profit on ordinary activities after taxation attributable to shareholders		(27.0)		19.7
Basic (loss)/earnings per ordinary share (in pence)	6	(25.2	) p	18.5	p
Diluted (loss)/earnings per ordinary share (in pence)	6	(25.2	) p	18.1	p

A statement of changes in equity is given in note 24.

The accompanying notes are an integral part of this consolidated income statement.

All amounts in 2005 and 2004 arise from continuing operations.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES FOR THE YEARS ENDED DECEMBER 31

	2005	2004
	£m	£m

Retained (loss)/profit for the year	(27.0)	19.7
Gain/(loss) on foreign currency exchange	1.6	(2.5)
Revaluation of available-for-sale investment (net of deferred tax)	0.1	–
Total (expense)/income recognized for the year	(25.3)	17.2

CONSOLIDATED BALANCE SHEET AT DECEMBER 31

		2005	2004
	Notes	£m	£m
Assets
Non-current assets
Goodwill	8	14.9	15.4
Other intangible assets	9	4.2	4.1
Property, plant and equipment	10	19.8	18.5
Deferred tax asset	5	0.3	–
Financial assets: available-for-sale investment	12	0.6	–
Other non-current assets	13	–	2.5
		39.8	40.5
Current assets
Inventory	14	3.6	6.0
Current tax assets		1.3	1.9
Trade and other receivables	15	20.6	13.7
Financial assets: derivative financial instruments	16	0.1	–
Liquid investments	16	18.8	20.8
Cash and cash equivalents	17	49.2	81.0
		93.6	123.4
Liabilities
Current liabilities
Financial liabilities:
– short-term borrowings	18	(4.0)	(3.6)
– short-term financial liabilities	18	(7.2)	(3.1)
– derivative financial instruments	16	–	(0.1)
Trade and other payables	19	(16.1)	(8.3)
Accruals and deferred income		(14.1)	(27.9)
Income tax payable		(3.1)	(4.6)
Provisions	20	(2.3)	–
		(46.8)	(47.6)
Net current assets		46.8	75.8

Non-current liabilities
Investment in Joint Venture	21	(0.3)	(0.3)
Long-term financial liabilities	18	(1.6)	(6.3)
Other non-current liabilities	22	–	(0.5)
Deferred tax liabilities	5	(1.7)	(1.7)
		(3.6)	(8.8)
Net assets		83.0	107.5

Shareholders’ equity
Share capital	23	10.7	10.7
Share premium	24	98.0	97.8
Other reserves	24	(0.9)	(2.5)
Retained earnings	24	(24.8)	1.5
Total shareholders’ equity		83.0	107.5

COMPANY BALANCE SHEET AT DECEMBER 31

	Notes	2005 £m	2004 £m
Assets
Non-current assets
Investments in subsidiaries	11	15.9	15.5
Amounts owed by subsidiary undertakings		29.2	26.1
Other non-current assets	13	–	0.6
		45.1	42.2
Current assets
Trade and other receivables	15	2.5	1.2
Amounts owed by subsidiary undertakings		17.6	–
Financial assets: derivative financial instruments	16	0.1	–
Liquid investments	16	18.8	17.8
Cash and cash equivalents	17	42.5	70.3
		81.5	89.3
Liabilities
Current liabilities
Trade and other payables	19	–	(0.1)
Amounts owed to subsidiary undertakings		–	(16.0)
Accruals and deferred income		(1.1)	(0.7)
Financial liabilities: derivative financial instruments	16	–	(0.1)
Income tax payable		(2.1)	(1.1)
		(3.2)	(18.0)
Net current assets		78.3	71.3

Net assets		123.4	113.5

Shareholders’ equity
Share capital	23	10.7	10.7
Share premium	24	97.8	97.6
Retained earnings	24	14.9	5.2
Total shareholders’ equity		123.4	113.5

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31

	Notes	2005 £m	2004 £m
Operating activities
(Loss)/profit on ordinary activities before tax		(27.7)	27.0
Depreciation and amortization		5.3	6.3
Increase in working capital		(2.8)	(51.1)
Other non-cash movements		(0.7)	2.6
Net finance costs		(3.0)	(3.9)
Taxes paid		(0.4)	(1.6)

Cash flows from operating activities		(29.3)	(20.7)
Investing activities
Purchase of business operations		(1.7)	(0.8)
Disposal of investments		–	0.7
Purchase of intangibles		(0.4)	–
Purchase of property, plant and equipment		(3.7)	(3.4)

Cash flows used in investing activities		(5.8)	(3.5)
Financing activities
Interest element of finance lease payments		(0.6)	(0.7)
Interest paid		(0.2)	(0.1)
Interest received		3.8	4.4
Proceeds from issues of shares		0.2	1.9
Purchase of own shares	24	(0.2)	–
Capital element of finance lease payments		(3.3)	(2.5)
Purchase of liquid investments		(34.8)	(62.6)
Sale of liquid investments		36.8	59.6
Cash flows from financing activities		1.7	–

Decrease in cash and cash equivalents		(33.4)	(24.2)
Net foreign exchange difference		1.6	(2.2)
Cash and cash equivalents at January 1,	17	81.0	107.4

Cash and cash equivalents at December 31,	17	49.2	81.0

COMPANY CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31

	Notes	2005 £m	2004 £m
Operating activities
Profit on ordinary activities before tax		6.9	6.7
Increase in working capital		(33.0)	(1.2)
Other non-cash movements		3.6	3.7
Net finance costs		(6.3)	(4.8)
Taxes paid		(1.7)	(0.5)
Cash flows(used in)/from operating activities		(30.5)	3.9

COMPANY CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31 (cont’d)

Financing activities
Interest received		5.8	4.5
Proceeds from issues of shares		0.2	1.9
Purchase of own shares	24	(0.2)	–
Purchase of liquid investments		(34.8)	(33.8)
Sale of liquid investments		33.8	27.0
Cash flows from/(used in) financing activities		4.8	(0.4)
(Decrease)/increase in cash and cash equivalents		(25.7)	3.5

Net foreign exchange difference		(2.1)	(1.1)
Cash and cash equivalents at January 1,	17	70.3	67.9

Cash and cash equivalents at December 31,	17	42.5	70.3

The accompanying notes are an integral part of this Company cash flow statement.

Notes to the Group financial statements

1 ACCOUNTING POLICIES

BASIS OF PREPARATION

The consolidated financial statements of Acambis plc have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee interpretations that have been adopted for use in the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared on a historical cost basis as modified by the revaluation of available-for-sale investments, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in pounds sterling and all values are rounded to one decimal point of the nearest million (£m) except where otherwise indicated.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and of revenues and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of the amount, event or action, actual results may ultimately differ from those estimates.

CHANGE IN ACCOUNTING POLICY

The consolidated financial statements of Acambis plc have been prepared, for the first time, in accordance with IFRS. The effect of adoption of IFRS is described in note 28 of these financial statements. A summary of the more important Group accounting policies is set out below.

These accounting policies have been consistently applied in the preparation of these financial statements.

TRANSITIONAL PROVISIONS

The rules for first-time adopters of IFRS are set out in IFRS1 ‘First time adoption of IFRS’, which allows certain transitional provisions. Acambis has applied the exemption granted by IFRS1 to goodwill acquired before August 2003. The value of goodwill relating to the acquisition of Acambis Inc. in 1999 is frozen as at January 1, 2004, whilst that relating to the acquisition of BPC in August 2003 has been restated in accordance with IFRS3 ‘Business combinations’.

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

REVENUE

Group revenue comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra-Group transactions) derived from contract research fees and license fees receivable from third parties in the normal course of business. Revenue from product sales is recognized when the risks and rewards of ownership have been transferred to the customer. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognized over the period over which the services are performed. Contract research fees are recognized in the accounting period in which the related work is carried out. Milestones receivable are recognized when they fall contractually due.

Profit is recognized on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the income statement as contract activity progresses. Turnover is recognized according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs.

The smallpox vaccine contract with the CDC, awarded to Acambis in November 2001, is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D program. As the two transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, this arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately as required under IAS18.

Turnover and profits are recognized according to the extent of performance under the contract, as described above. Manufacturing costs in respect of this contract are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognized as incurred.

COST OF SALES

The Group has classified manufacturing costs and costs that are directly attributable to funded research and vaccine manufacture as cost of sales.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Internally generated expenditure arising from development (or from the development phase of an internal project) is capitalized if, and only if, it satisfies all of six specified criteria in IAS38 ‘Intangible assets’. It is management’s opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained.

SHARE-BASED PAYMENT TRANSACTIONS

Employees (including Directors) of the Group may receive some remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Fair value is determined in conjunction with an external valuer, using a binomial option pricing model for the SAYE Scheme and the ESPP. The fair value of awards made under the 1996 Acambis Share Option Scheme (the 1996 Plan), the 1999 Acambis Share Option Plan (the 1999 Plan) and the LTIP is measured using a binomial option pricing model adjusted to reflect the TSR market-based performance condition. For all options and awards with a TSR market-based performance condition the pricing model used follows similar principles to the Monte Carlo approach to value the award and takes into account the fact that TSR vesting and share price performance are not independent.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors, will ultimately vest. The cost is allocated to R&D costs, sales and marketing costs and administration costs on the basis of headcount.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. These are treated as vesting, irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. The Group has an employee share incentive plan and an employee share trust for the granting of non-transferable options to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS2 ‘Share based payments’ in respect of equity-settled awards and has applied IFRS2 only to equity-settled awards granted after 7 November 2002 that had not vested on December 31, 2004.

In the Company accounts, the granting of options to employees of subsidiaries is deemed a capital contribution.

TAXATION

The tax expense represents the sum of the tax currently payable and deferred tax, including UK corporation tax and foreign tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all deductible temporary differences, carry-forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax losses can be utilized:

•

except where the deferred income tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets or liabilities are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

In the UK and the US, the Group is entitled to a tax deduction for the amount treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under ‘Share-based payment transactions’ above, a compensation expense is recorded in the Group’s income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve.

No compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before December 31, 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options.

The tax effects arising in relation to these options are recorded directly in equity, against the profit and loss reserve.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

GOODWILL

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction, and taking into account the risk/likelihood of the payment being made.

Where revisions are made to the expected amounts of contingent consideration payable as a result of changes to estimates, such changes are accounted for at the date of the change in estimate. Following initial recognition, goodwill is not amortized but is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

INTANGIBLE ASSETS

Separately identifiable intangible assets acquired are capitalized at cost and those acquired from a business acquisition are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortization is charged on assets with finite lives, this expense is taken to the income statement. In the case of assets acquired relating to BPC this is through the ‘Cost of sales’ line item.

Intangible assets are tested for impairment when a trigger event occurs. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Useful lives are as follows: Distribution contract – 88 months Software assets – 3 years R&D technology – Variable, depending on technology

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Freehold buildings	39 years
Leasehold buildings	15 years or term of lease if shorter
Laboratory and manufacturing equipment	4 to 7 years
Office equipment	3 to 5 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

An item of property, plant and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognized.

The Group does not capitalize interest charges on loans to fund the purchase of tangible fixed assets.

INVESTMENTS

Investments in subsidiaries are shown at cost less any provision for impairment. Available-for-sale investments are recorded at fair value. Unrealized holding gains and any temporary unrealized holding losses after the initial recognition are reflected through reserves, net of related taxes. Impairment losses and realized gains and losses are reported in the income statement.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

INVENTORIES, EXCLUDING LONG-TERM CONTRACTS

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials	purchase cost on a first-in, first-out basis
Finished goods and work in progress	cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Group assesses at each reporting date whether there is an indication that inventory may be impaired, or if the estimate of the net realisable value of the inventory is lower than the carrying value. Inventory is valued at the lower of its cost and its net realisable value, and any write down is recognised in the income statement.

FINANCIAL INSTRUMENTS

From time to time, the Group uses derivative financial instruments in the form of sterling and foreign currency contracts to hedge its risks associated with foreign currency fluctuations and those in the form of yield-enhancing deposits to maximize interest rates. Such derivative financial instruments are stated at fair value with movements in fair value recorded in the income statement. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The Group makes certain deposits in foreign currencies for fixed terms (dual currency deposits) which, at the option of the bank, mature in that foreign currency or are converted to another currency at a pre-agreed exchange rate. The Group considers that such arrangements contain an embedded derivative element, which is separated from the host contract and accounted for as a derivative financial instrument under IAS39 ‘Recognition and measurement of financial instruments’. This is initially stated in the balance sheet at cost. After initial recognition, it is measured at fair value with movements in fair value recorded in the income statement.

A gain or loss arising from a change in the fair value of a financial asset or financial liability classified as at fair value through the profit or loss is recognized in the income statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

BORROWING COSTS

Borrowing costs are recognized as an expense when incurred.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the income statement except where the derivative is a designated cash-flow hedging instrument. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date on which a commitment to the derivative contract is made.

The Group designates derivatives as:

•	A hedge of the fair value of an asset or liability (fair value hedge);
•	A hedge of the income/cost of a highly probable forecasted transaction or commitment (cash flow hedge); or
•	A hedge of a net investment in a foreign entity.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis.

This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective. Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement with the gain or loss on the hedged item attributable to the hedged risk.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability only gains or losses previously recognized in equity are reclassified to profit or loss in the same period as the asset or liability affects profit or loss. Where the forecasted transaction or commitment results in a non-financial asset or liability, any gains or losses previously deferred in equity are included in the cost of the related asset or liability. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the income statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized in profit or loss. For the portion of hedges deemed ineffective or transactions that do not qualify for hedge accounting under IAS39, any change in assets or liabilities is recognized immediately in the income statement. Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the income statement when the committed or forecasted transaction is recognized in the income statement. However, where an entity applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the income statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement.

LEASES

Finance leases, which transfer to the Group the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Where the Group enters into transactions which meet the criteria for a sale and finance leaseback, the difference between the sale price of the asset and its previous carrying value is deferred and amortized over the lease term.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains the risks and benefits of ownership of the asset are classified as operating leases.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that costs will be required to be incurred to settle the obligation and a reliable estimate can be made of the amount of the obligation. Legal fees associated with litigation arising as a result of circumstances in existence at the balance sheet date are provided for based on management’s best estimate of costs to be incurred.

FOREIGN CURRENCY AND TRANSLATION
Transactions denominated in foreign currencies are recorded in the functional currency of the Group entity at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. All differences are taken to the income statement except where financing of a foreign subsidiary through long-term loans and deferred trading balances is intended to be as permanent as equity, such loans and inter-Company balances are treated as part of the net investment and, as such, any exchange differences arising are dealt with as adjustments to reserves.

Assets and liabilities of overseas subsidiary and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as a component of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction. The Group has taken advantage of the provisions under IFRS1, and does not have to apply this to acquisitions made before August 2003.

ESOP TRUST
The Company recognizes the assets and liabilities of the ESOP trust in its own accounts and shares held by the trust are recorded at cost as a deduction in arriving at shareholders’ funds until such time as the shares vest unconditionally to employees. The trust is a separately administered trust, funded by loans from the Company, whose assets comprise shares in the Company.

FUTURE PRONOUNCEMENTS
At the date of approval of these financial statements the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

•	an amendment to IAS21 ‘The effects of changes in foreign exchange rates’ in respect of an entity’s investment in foreign operations;
•	an amendment to IAS1 ‘Presentation of financial statements’ requiring new disclosures about entities’ management of their capital resources;
•

amendments to IAS39 and IFRS4 ‘Insurance contracts’ which clarify whether financial guarantees fall within the scope of IAS39 or IFRS4 and stipulate the measurement method to be applied to such guarantees;

•	an amendment to IAS39 to permit hedge accounting for certain forecast intra-Group transactions; and
•

a new accounting standard, IFRS7 ‘Financial instruments: Disclosures’. This standard replaces IAS30 ‘Disclosures in the financial statements of banks and similar institutions’ and the disclosure requirements in IAS32 ‘Financial instruments: disclosure and presentation’ and locates in one place all disclosures relating to financial instruments. The new requirements incorporate many of IAS32’s disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.

The Directors believe the adoption of these standards and interpretations in the future periods will have no material impact on the financial statements when they come into effect for periods after January 1, 2006.

SEGMENTAL INFORMATION

The Group’s primary reporting format is business segments and its secondary format is geographic segments. At December 2005, the Group is organized on a worldwide basis in one business segment of vaccines, and into two geographical areas of Europe and North America. Transfer prices between segments are set on an arm’s length basis in a manner similar to transactions with third parties. The Group’s geographical segments are determined by location of operations.

GEOGRAPHICAL SEGMENT

The following table presents revenue and certain asset and capital expenditure information regarding the Group’s geographic segments.

		Europe		North America		Total Group
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Revenue:
Sales to external customers	1.8	8.5	39.1	77.0	40.9	85.5
Other segment information:
Total assets	79.3	104.0	54.1	59.9	133.4	163.9
Total assets	79.3	104.0	54.1	59.9	133.4	163.9

Capital additions:
Tangible fixed assets	–	–	5.2	3.1	5.2	3.1
Intangible assets	–	–	0.6	0.2	0.6	0.2

The Company’s business is to invest in its subsidiaries and, therefore, it operates as a single segment.

3	INCOME AND EXPENSES

i) OTHER INCOME

In May 2005, the Group sold information and rights of a previous R&D project in exchange for shares, valued at £0.4m at the time. The shares are held on the balance sheet as a financial asset (see note 12). In May 2004, the Group reached a c. £10.6m ($19m) agreement with Baxter to terminate the Canton manufacturing agreement under which Baxter was to place manufacturing orders at Acambis’ Canton facility. The first £5.1m ($9m) was received in May 2004 and the second installment of £2.6m ($5m) was received in January 2005. The third and final installment of £2.9m ($5m) was received in January 2006. The Group discounted future cash receipts and, as a result, recorded other operating income of £10.2m in 2004. In 2005 £0.2m (2004 – £0.2m) was recorded within finance income (see (iii) below), reflecting the staged payment nature of the agreement.

ii) ADMINISTRATION COSTS

	2005 £m	2004 £m
Administration costs	7.7	2.9
Canton plant impairment	–	1.9
Restructuring costs	–	0.7
Total administration costs	7.7	5.5

iii) FINANCE INCOME

	2005 £m	2004 £m
Unwinding of discounts in relation to deferred debtors	0.2	0.2
Interest receivable	3.8	4.6
Total finance income	4.0	4.8

iv) FINANCE COSTS

	2005 £m	2004 £m
On bank overdrafts	0.2	0.1
Interest element of finance leases	0.6	0.7
Unwinding of discounts in relation to contingent and deferred consideration	0.2	0.1
Total finance costs	1.0	0.9

v) STAFF COSTS

	2005 £m	2004 £m
Wages and salaries	14.4	14.5
Social security costs	1.1	1.4
Other pension and 401k costs	0.4	0.4
Cost of share-based payments	0.8	0.7
Total employee benefits	16.7	17.0

During 2004, a third-party company to which the Group provided administrative services paid a share of the Group’s administrative costs, including £0.2m for staff costs. This arrangement ceased in 2004 and these costs are included in the comparative figures shown above only.

The average monthly number of employees during the year (including Executive Directors) was:

	UK Number	US Number	2005 Number	2004 Number
Research and development	8	93	101	118
Sales and marketing	3	19	22	19
Manufacturing	–	90	90	87
Administration	19	43	62	65
	30	245	275	289

At December 31, 2005, the Group had 285 employees (2004 – 270) and the Company had three employees, all of whom were Directors (2004 – four). The staff costs for the Company are shown in the remuneration report.

4	OPERATING (LOSS)/PROFIT

The following items are included in operating (loss)/profit:

	2005 £m	2004 £m
Depreciation of fixed assets:
– owned	3.1	2.7
– held under finance leases	1.9	1.9
Cost of share-based payments (note 25)	0.8	0.7
Amounts paid to the Group’s Auditors (see below)	0.5	0.5
Operating lease charges for plant and equipment	0.1	0.1
Operating lease charges for property	2.2	1.8
Loss on disposal of fixed assets	0.1	0.1
Repairs and maintenance costs for property, plant and equipment	0.5	0.4
Exchange (loss)/gain on foreign currency borrowings	(0.4)	0.3
Cost of inventories recognized as expenses	3.0	17.9
Amortization of intangibles in cost of sales	0.7	0.7
Amortization of intangibles in operating expenses	0.2	0.1

During the year the Group obtained the following services from the Group’s Auditors:

	2005 £m	2004 £m
Audit services:
– statutory audit	0.2	0.1
– related regulatory reporting	0.1	0.1
Tax services:
– compliance services	0.1	0.1
– advisory services	0.1	0.2
	0.5	0.5

The Company incurred £0.2m (2004 – £0.2m) of costs with the Group’s Auditors.

5	INCOME TAX

Tax is charged on profits made in the country where each Group company is based. Major components of income tax expense for the year are as follows:

	2005	2004
Analysis of (credit)/charge in the consolidated income statement	£m	£m
Current income tax	(0.3)	4.2
Deferred taxation	(0.4)	3.1
Income tax (benefit)/expense in the consolidated income statement	(0.7)	7.3

Tax on items charged to equity
Current income tax credit on employee share schemes	–	(1.2)
Deferred tax on revaluation of available-for-sale investment	0.1	–
Income tax expense/(benefit) reported in equity	0.1	(1.2)

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to total taxation for the Group is as follows:

	2005 £m	2004 £m
(Loss)/profit before tax	(27.7)	27.0

At the standard rate of corporation tax in the UK of 30% (2004 – 30%)	(8.3)	8.1
Effects of:
Utilization of tax losses	(2.9)	(3.6)
Losses carried forward	13.7	–
Expenses not deductible for tax purposes	0.2	(1.1)
Adjustments in respect of foreign tax rates	(3.5)	0.2
Other timing differences	(0.5)	3.7
Adjustments to tax in respect of prior period	0.6	–
Total taxation	(0.7)	7.3

Movements in the deferred tax account are as follows:

	Deferred tax asset		Deferred tax liability
	2005 £m	2004 £m	2005 £m	2004 £m
At January 1,	—	2.1	(1.7)	(1.8)
Accelerated capital allowances	0.3	—	—	(2.7)
Short-term timing differences	—	—	—	2.6
Exchange differences	—	—	0.2	0.2
Available-for-sale investment	—	—	(0.2)	—
Tax losses	—	(2.1)	—	—
At December 31,	0.3	—	(1.7)	(1.7)

The Company has no deferred tax balances.

No deferred tax is recognized on the un-remitted earnings of overseas subsidiaries and joint ventures. The Directors have determined that, as earnings are continually reinvested by the Group, undistributed earnings of the subsidiaries and joint ventures will not be distributed in the foreseeable future.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. No balances have been offset in the current or previous years.

UNRECOGNIZED DEFERRED TAX ASSETS/(LIABILITIES)

	2005 £m	2004 £m
Tax losses	7.9	0.6
R&D tax credit	0.7	–
Short-term timing differences	(0.6)	–
Other	0.4	–
At December 31,	8.4	0.6

Deferred tax assets have not been recognized in respect of tax losses because there is uncertainty in the probability that they will be recoverable in the foreseeable future.

6	EARNINGS PER ORDINARY SHARE (BASIC AND FULLY DILUTED)

Basic EPS is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust (see note 24), which are treated as cancelled until the shares vest unconditionally with the employees.

For fully diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of dilutive potential ordinary shares.

The Group’s potentially dilutive securities consist of share options and performance shares.

For basic and diluted EPS, the weighted average numbers of shares used in the calculations are set out below:

		2005		2004
	Earnings £m	Weighted average number of shares	Earnings £m	Weighted average number of shares
Basic EPS
(Loss)/earnings attributable to ordinary shareholders	(27.0)	107,211,367	19.7	106,300,080
Effect of dilutive securities:
Options	–	–	–	2,349,309
Adjusted (loss)/earnings	(27.0)	107,211,367	19.7	108,649,389

		2005	2004
		Per share amount pence	Per share amount pence
Basic EPS
(Loss)/earnings attributable to ordinary shareholders		(25.2)	18.5
Effect of dilutive securities:
Options		–	(0.4)
Diluted EPS		(25.2)	18.1
7	PARENT COMPANY RESULTS FOR THE YEAR

As permitted by Section 230 of the Companies Act 1985, a separate income statement for the Company is not presented. The Company’s profit for the year was £9.1m (2004 – £3.2m).

8	GOODWILL

Cost	£m
At January 1, 2005	21.0
Adjustment to contingent consideration	(0.8)
Exchange movement	0.3
At December 31, 2005	20.5
Amortisation at January 1, and December 31, 2005	5.6
Net book value at December 31, 2005	14.9
Net book value at December 31, 2004	15.4

Goodwill arose when Acambis Inc. was acquired in 1999 and when BPC was acquired in August 2003.

In 2003, the Group acquired BPC for $6.5m (£4.0m) cash, $2.0m (c. £1.1m) of deferred consideration and $3.2m (c. £1.8m) of contingent consideration. During 2005, deferred consideration of $1.6m (£0.9m) (2004 – $0.6m (£0.3m)) and contingent consideration of $1.5m (£0.8m) (2004 – $0.9m (£0.5m)) was paid.

During 2005, the conditions for the payment of the remainder of the contingent consideration were not met and $1.3m (£0.7m) (2004 – £nil) was deducted from the purchase price.

IMPAIRMENT TESTING OF GOODWILL

Goodwill acquired through business combinations has been allocated to the business as a whole. Acambis operates as a global business and does not have cash-generating units at a level lower than the Group as a whole.

During the year, the goodwill has been tested for impairment in accordance with IAS36 ‘Impairment of assets’. The recoverable value, which is the higher of the Group’s net selling price and its value in use, has been calculated based on the market capitalization of the Group. No impairment charges were made.

9	OTHER INTANGIBLE ASSETS

	Distribution contract £m	Software assets £m	R&D technology £m	Total £m
Cost
At January 1, 2005	4.7	0.6	–	5.3
Additions	–	0.2	0.4	0.6
Exchange movement	0.5	–	–	0.5
At December 31, 2005	5.2	0.8	0.4	6.4
Amortization
At January 1, 2005	0.9	0.3	–	1.2
Charge for year	0.7	0.2	–	0.9
Exchange movement	0.1	–	–	0.1
At December 31, 2005	1.7	0.5	–	2.2
Net book value at December 31, 2005	3.5	0.3	0.4	4.2
At January 1, 2004	5.0	0.4	–	5.4
Additions	–	0.2	–	0.2
Exchange movement	(0.3)	–	–	(0.3)
At December 31, 2004	4.7	0.6	–	5.3
Amortization
At January 1, 2004	0.2	0.2	–	0.4
Charge for year	0.7	0.1	–	0.8
At December 31, 2004	0.9	0.3	–	1.2
Net book value at December 31, 2004	3.8	0.3	v	4.1

10	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Short leasehold improvements	Manufacturing and laboratory equipment	Office equipment	Total
	£m	£m	£m	£m	£m
Cost
January 1, 2005	0.6	20.4	6.8	2.6	30.4
Additions	–	3.6	0.9	0.7	5.2
Disposals	–	–	–	(0.3)	(0.3)
Exchange movement	–	2.5	1.3	0.4	4.2
At December 31, 2005	0.6	26.5	9.0	3.4	39.5
Depreciation
At January 1, 2005	–	8.6	2.0	1.3	11.9
Charge for year	–	3.1	1.2	0.7	5.0
Impairment	–	0.9	–	–	0.9
Disposals	–	–	–	(0.2)	(0.2)
Exchange movement	–	1.1	0.7	0.3	2.1
At December 31, 2005	–	13.7	3.9	2.1	19.7
Net book value
At December 31, 2005	0.6	12.8	5.1	1.3	19.8

Net book value of assets held under finance leases included above:
At January 1, 2005	–	4.8	0.8	–	5.6
At December 31, 2005	–	3.5	0.7	–	4.2

	Freehold land and buildings	Short leasehold improvements	Manufacturing and laboratory equipment	Office equipment	Total
	£m	£m	£m	£m	£m
Cost
January 1, 2004	0.6	20.3	8.4	2.1	31.4
Additions	–	1.5	0.9	0.7	3.1
Disposals	–	(0.2)	(1.8)	–	(2.0)
Exchange movement	–	(1.2)	(0.7)	(0.2)	(2.1)
At December 31, 2004	0.6	20.4	6.8	2.6	30.4
Depreciation
At January 1, 2004	–	5.2	2.0	0.7	7.9
Charge for year	–	2.5	1.4	0.7	4.6
Impairment	–	1.8	0.1	–	1.9
Disposals	–	(0.3)	(1.2)	–	(1.5)
Exchange movement	–	(0.6)	(0.3)	(0.1)	(1.0)
At December 31, 2004	–	8.6	2.0	1.3	11.9
Net book value
At January 1, 2004	0.6	15.1	6.4	1.4	23.5
At December 2004	0.6	11.8	4.8	1.3	18.5

The Company does not have any property, plant and equipment.

11	SUBSIDIARIES AND JOINT VENTURES

INVESTMENT IN SUBSIDIARIES

	2005 £m	Company 2004 £m
At January 1,	15.5	15.1
Deemed capital contribution	0.4	0.4
At December 31,	15.9	15.5

The consolidated financial statements include the financial statements of Acambis plc and the following subsidiaries:

Company name	Main business	Country of incorporation	Parent company	% owned

Acambis Research Limited	Corporate administration and sales	England and Wales	Acambis plc	100
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100

JOINT VENTURE

As described in note 21, the Group has an interest in a Joint Venture. Since May 1999, Acambis has performed a pre-agreed work program on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements.

12	FINANCIAL ASSETS: AVAILABLE-FOR-SALE INVESTMENTS

	2005 £m	Group 2004 £m
At January 1,	–	–
Additions	0.4	–
Revaluation surplus transfer to equity (note 24)	0.2	–
At December 31,	0.6	–

In May 2005, the Group sold information and rights of a previous R&D project to Cambridge Biostability Limited, an unquoted UK company, in exchange for 1,425,200 shares. The investment represents less than a 20% shareholding in that company.

The Company does not have any available-for-sale investments

13	OTHER NON-CURRENT ASSETS

	2005 £m	Group 2004 £m	2005 £m	Company 2004 £m
Prepayments and accrued income	–	0.1	–	–
Settlement of Canton agreement	–	2.4	–	0.6
	–	2.5	–	0.6

The discounted interest rate used to value the Canton settlement receivable was 8.0%.

14	INVENTORY

	2005 £m	Group 2004 £m
Raw materials	0.4	0.4
Work in progress	0.5	2.7
Finished goods	2.7	2.9
	3.6	6.0

Inventory is stated net of a provision of £2.5m (2004 - £3.6m).The amount of inventory write-down recognized as an expense in 2005 was £1.8m (2004– £4.7m). This expense is included in the cost of sales line.

At December 31, 2005 and December 31, 2004, the Company did not hold any inventory.

15	TRADE AND OTHER RECEIVABLES

	2005 £m	Group 2004 £m	2005 £m	Company 2004 £m
Trade receivables	12.4	8.2	–	–
Other receivables	0.5	0.7	0.5	0.2
Prepayments and accrued income	4.8	2.2	0.3	0.4
Settlement of Canton agreement	2.9	2.6	1.7	0.6
	20.6	13.7	2.5	1.2

Trade receivables are non-interest-bearing and are generally on terms of 30 to 60 days. There was a provision against trade receivables of £0.1m at December 31, 2005 (2004 – £nil).

16	FINANCIAL INSTRUMENTS

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

The Group had overall surplus cash funds throughout the year but had to determine in which currency to hold cash available for working capital and surplus funds. This was done with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return whilst mitigating the risk of fluctuations in the Group’s net assets, when reported in sterling.

From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency transactions only. There were no forward contracts outstanding at the year-end.

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end.

Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-Company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the income statement. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

LIQUIDITY RISK

The Board monitors the level of cash and liquid resources on a regular basis, and management monitors the level on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately 60% of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short-term, and a maximum investment with any one counter-party of £20m.

INTEREST RATE RISK

The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used. The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained. During the year, the Group invested in a cash deposit which accrues interest dependent on the sterling LIBOR rate. This deposit of £10.0m was outstanding at the year-end and was valued at £10.0m (2004 – deposit £5.8m, valued at £5.7m).

The following table sets out the carrying value by maturity, for each financial instrument that is exposed to interest rate risk.

	Group			Company
2005	Within one year £m	One-two years £m	Total £m	Within one year £m	One-two years £m	Total £m
Floating rate:
Cash	11.0	—	11.0	6.5	—	6.5
Fixed rate:
Short-term deposits	38.2	—	38.2	36.0	—	36.0
Liquid investments	8.8	10.0	18.8	8.8	10.0	18.8
Obligations under finance leases	(7.1)	—	(7.1)	—	—	—

2004	Within one year £m	One-two years £m	Total £m	Within one year £m	One-two years £m	Total £m
Floating rate
Cash	30.2	—	30.2	27.8	—	27.8

Fixed rate
Cash	0.7	—	0.7	0.7	—	0.7
Short-term deposits	50.1	—	50.1	41.8	—	41.8
Liquid investments	20.8	—	20.8	17.8	—	17.8
Obligations under finance leases	(3.1)	(6.3)	(9.4)	—	—	—

The Group’s main customer is the US Government and therefore it assesses the credit risk as low. There are no other significant concentrations of credit risk.

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

There is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at December 31, 2005. Fair values have been calculated by discounting cash flows at prevailing interest rates.

	Group		Company
	2005 £m	2004 £m	2005 £m	2004 £m
Assets:
Foreign currency contracts	0.1	—	0.1	—
Liabilities:
Foreign currency contracts	—	(0.1)	—	(0.1)

In accordance with IAS39, the Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. This derivative is fair valued based on discounted future cash flows with gains and losses passing through the income statement as hedge accounting is not available.

The Group has an embedded derivative deposit which accrues interest dependent on UK LIBOR (the London Interbank Offered Rate).

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end (2004 – none).

From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency only. The Group had no forward contracts outstanding at the year-end (2004 – a forward contract to sell dollars and buy sterling outstanding at the year-end).

17	CASH AND CASH EQUIVALENTS

	2005 £m	Group 2004 £m	2005 £m	Company 2004 £m
Cash	11.0	30.9	6.5	28.5
Short-term deposits	38.2	50.1	36.0	41.8
	49.2	81.0	42.5	70.3

The weighted average interest rate received in the year was 3.9% for cash at bank. Short-term deposits are made for varying periods of between one day and three months, (the weighted average maturity being 14 days) and have earned interest at 4.7%.

The Group had cash and liquid resources of £68.0m at December 31, 2005 (2004 – £101.8m). Of this amount, deposits with an original maturity of more than three months of £18.8m (2004 – £20.8m) have been classified as liquid investments. The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 16% of the Group’s cash and liquid resources is available for use with a day’s notice (2004 – 30%), with the remainder being invested on deposits of up to 18 months. The Group had £0.7m of restricted cash on deposit at the year-end (2004 – £0.4m).

18	FINANCIAL LIABILITIES

	2005 £m	Group 2004 £m	2005 £m	Company 2004 £m
Current:
Short-term borrowings	4.0	3.6	—	—
Short-term financial liabilities – obligations under finance leases	7.1	3.1	—	—
Other financial liabilities	0.1	—	—	—
Derivative financial liabilities	—	0.1	—	—
	11.2	6.8	—	—
Non-current:
Other financial liabilities	1.6	6.3	—	—

SHORT-TERM BORROWINGS

Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron Corporation, which has been acquired by Novartis AG) given certain conditions the obligation under the bank overdraft facility of £4.0m (2004 – £3.6m) for part of the costs incurred on the ARILVAX project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAX in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAX program. The overdraft facility was fully utilized at December 31, 2005 (2004 – fully utilized) and was renewed in January 2006 for a further year.

During the year, an exchange loss of £0.4m (2004 – gain of £0.3m) was recorded in the income statement, resulting from the revaluation of this US dollar-denominated facility.

OBLIGATIONS UNDER FINANCE LEASES

The Group has a $40m (c. £21m) finance lease facility. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001, the Group drew down $18.6m (£14.0m) and has made no further draw-downs from the facility. The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.

In December 2001, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant.

OTHER FINANCIAL LIABILITIES

In May 2005, the Group purchased a fill/finish facility for c. £1.8m ($3m) upfront and a further c. £2.6m ($4.5m) in equal installments between 2006 and 2017. The balance relating to the discounted value of future payments is £1.7m at December 31, 2005 (2004 – £nil). £0.1m is included in ‘current other financial liabilities’ (2004 – £nil), and £1.6m in ‘non-current other financial liabilities’ (2004 – £nil).

19	CURRENT LIABILITIES

TRADE AND OTHER PAYABLES

	2005 £m	Group 2004 £m	2005 £m	Company 2004 £m
Trade payables	16.0	5.8	–	0.1
Other taxation and social security	0.1	0.1	–	–
Other payables	–	0.7	–	–
Deferred and contingent consideration	–	1.7	–	–
	16.1	8.3	–	0.1
20	PROVISIONS

In August 2005 BN filed legal actions against Acambis in the US in relation to IP on its MVA smallpox vaccine. A further suit was filed in Austria in February 2006. BN alleges use of trade secrets, misappropriation and patent infringement. Acambis strongly believes these allegations are without foundation and is vigorously defending its position. A current provision of £2.3m (2004 – £nil) has been recognized in relation to future legal costs relating to the MVA litigation. The Company has no provisions.

21	INVESTMENT IN JOINT VENTURE

The Group has a 50% interest in the Pasteur Mérieux-OraVax joint venture, as described in note 21 (the Joint Venture), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H. pylori infection in humans. The Joint Venture represents collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between the companies now known as Acambis Inc. and sanofi pasteur. The Joint Venture trades under the name of Pasteur Mérieux-OraVax and its accounting year-end is December 31, The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets. The Joint Venture is being wound down.

The following information is given in respect of the Group’s share of the Joint Venture:

	2005 £m	2004 £m
Loss before tax	–	–
Current assets	0.7	0.6
Liabilities due within one year	(1.0)	(0.9)
	(0.3)	(0.3)

Due to the nature of this Joint Venture as collaboration between two partners, the following table provides an alternative analysis of the amounts shown above:

	2005 £m	2004 £m
Share of cumulative amounts invested by the partners	17.0	15.2
Share of cumulative losses incurred by the Joint Venture	(17.3)	(15.5)
	(0.3)	(0.3)
22	OTHER NON-CURRENT LIABILITIES

	2005 £m	Group 2004 £m	2005 £m	Company 2004 £m
Deferred and contingent consideration	–	0.5	–	–
23	CALLED-UP SHARE CAPITAL

GROUP AND COMPANY

	Number	2005 £m	Number	2004 £m
Authorized shares of 10p each
At January 1, and December 31,	140,000,000	14.0	140,000,000	14.0
Allotted, called-up and fully paid ordinary shares of 10p each
At January 1,	107,219,329	10.7	105,637,848	10.6
Exercise of share options	132,078	–	1,581,481	0.1
At December 31,	107,351,407	10.7	107,219,329	10.7

All shares have equal voting rights.

As described in note 24, Acambis Employees Trustees Limited holds 84,972 shares, which will be used to satisfy awards made under the LTIP. Consideration received in 2005 through the exercise of share options amounted to £0.2m (2004 – £1.9m).

24	STATEMENT OF CHANGES IN EQUITY

GROUP

	Share capital £m	Share premium account £m	Retained earnings £m	Other reserves £m	Total £m
At January 1, 2005	10.7	97.8	1.5	(2.5)	107.5
Gain on foreign currency exchange	–	–	–	1.6	1.6
Total income and expense recognized directly in equity	–	–	–	1.6	1.6
Loss for the year	–	–	(27.0)	–	(27.0)
Total income and expense recognized	–	–	(27.0)	1.6	(25.4)
Issue of new shares	–	0.2	–	–	0.2
Purchase of treasury shares	–	–	(0.2)	–	(0.2)
Revaluation of available-for-sale investment (net of deferred tax)	–	–	0.1	–	0.1
Credit in respect of employee share schemes	–	–	0.8	–	0.8
At December 31, 2005	10.7	98.0	(24.8)	(0.9)	83.0

GROUP

	Share capital £m	Share premium account £m	Retained earnings £m	Other reserves £m	Total £m
At January 1, 2004	10.6	96.0	(20.1)	–	86.5
Loss on foreign currency exchange	–	–	–	(2.5)	(2.5)
Deferred tax on share options	–	–	1.2	–	1.2
Total income and expense recognized directly in equity	–	–	1.2	(2.5)	(1.3)
Profit for the year	–	–	19.7	–	19.7
Total income and expense recognized	–	–	20.9	(2.5)	18.4
Issue of new shares	0.1	1.8	–	–	1.9
Credit in respect of employee share schemes	–	–	0.7	–	0.7
At December 31, 2004	10.7	97.8	1.5	(2.5)	107.5

The amount shown in ‘other reserves’ relates to foreign currency translation.

COMPANY

	Share capital £m	Share premium account £m	Retained earnings £m	Total £m
At January 1, 2005	10.7	97.6	5.2	113.5
Profit for the year	–	–	9.1	9.1
Total income and expense recognized for the year	–	–	9.1	9.1
Issue of new shares	–	0.2	–	0.2
Purchase of treasury shares	–	–	(0.2)	(0.2)
Credit in respect of employee share schemes	–	–	0.4	0.4
Deemed capital contribution	–	–	0.4	0.4
At December 31, 2005	10.7	97.8	14.9	123.4

COMPANY

	Share	Share premium	Retained
	capital	account	earnings	Total
	£m	£m	£m	£m
At January 1, 2004	10.6	95.8	1.0	107.4
Deferred tax on share option awards	–	–	0.4	0.4
Total income and expense recognized directly in equity	–	–	0.4	0.4
Profit for the year	–	–	3.2	3.2
Total income and expense recognized for the year	–	–	3.6	3.6
Issue of new shares	0.1	1.8	–	1.9
Credit in respect of employee share schemes	–	–	0.2	0.2
Deemed capital contribution	–	–	0.4	0.4
At December 31, 2004	10.7	97.6	5.2	113.5

At December 31, 2005, Acambis Employees’ Trustees Limited held 84,972 (2004 – 62,190) ordinary shares in the Company with a total nominal value of £0.01m (2004 – £0.01m). The cost of these shares of £0.2m (2004 – £0.1m) is shown as a deduction to retained earnings. The total market value of these shares at December 31, 2005 is £0.2m (2004 – £0.2m). All shares held by the Trust have been allocated to long-term incentive awards and a charge has been made in respect of all of these awards. All costs relating to the administration of the Trust are included within the accounts of the Company as they arise.

25	SHARE-BASED PAYMENTS

SUMMARY OF SHARE SCHEMES IN OPERATION DURING THE YEAR

Acambis had the following share-based payment schemes in operation during the year.

1996 AND 1999 SCHEMES

The 1996 Scheme and the 1999 Plan involve the grant of market-value share options to participants. The options are subject to a market-based performance condition (Acambis’ TSR performance against a comparator group). The options granted have a maximum contractual life of 10 years with the exception of the 15 October 2005 and 28 October 2003 options granted to employees which have a maximum contractual life of four years. For all options granted after January 1, 2004 (to employees or Directors) performance is measured over three years and there is no retesting of the performance condition. Further information regarding the operation of the scheme can be found in the remuneration report.

LTIP

The LTIP involves the grant of nil-cost share options to participants. The options are subject to a market-based performance condition (Acambis’ TSR performance against a comparator group). The options granted have a maximum contractual life of three years and six months. For all options granted under the LTIP performance is measured over three years and there is no retesting of the performance condition. Further information regarding the operation of the scheme can be found in the remuneration report.

SAYE SCHEME

The SAYE Scheme is based on a three-year monthly savings contract and eligible employees are granted share options with an exercise price of up to 20% below the share price when the invitation is issued. The options granted have a maximum contractual life of three years and six months. Vesting of the options is not subject to the achievement of a performance target.

ESPP

The ESPP is based on a two-year monthly savings contract and eligible employees are granted share options with an exercise price of up to a 15% discount to the share price at the time of invitation. The options granted have a maximum contractual life of two years and three months. Vesting of the options is not subject to the achievement of a performance target.

Options outstanding under all schemes are as follows:

	January 1,				December 31,
	2005	Granted	Exercised	Lapsed	2005
Scheme	’000	’000	’000	’000	‘000
1996	233	36	(10)	(59)	200
1999	3,173	806	(104)	(342)	3,533
SAYE	105	38	(12)	(50)	81
ESPP	85	50	–	(60)	75
1990 US1	121	–	–	(107)	14
1995 US2	155	–	–	(28)	127
Total	3,872	930	(126)	(646)	4,030

	January 1,				December 31,
	2004	Granted	Exercised	Lapsed	2004
Scheme	’000	’000	’000	’000	’000
1995	5	–	(5)	–	–
1996	318	70	(113)	(42)	233
1999	3,925	864	(1,277)	(339)	3,173
SAYE	192	24	(105)	(6)	105
ESPP	79	20	–	(14)	85
1990 US1	167	–	(46)	–	121
1995 US2	190	–	(35)	–	155
Total	4,876	978	(1,581)	(401)	3,872

NOTES

1	The OraVax 1990 Stock Incentive Plan
2	The OraVax 1995 Stock Incentive Plan

The following table shows outstanding options, divided into ranges to help assess the number and timing of additional shares that may be issued and the cash that may be received upon exercise of those options.

Year of grant	Weighted average exercise price	Period exercisable in normal circumstances	Number outstanding
1996	$26.02	1999-2006	30,547
1996	£1.70	1999-2006	17,685
1997	$4.89	2000-2007	105,443
1999	$1.68	2002-2009	5,090
1999	£0.36	2002-2009	85,434
2000	£0.92	2003-2006	250,000
2000	£0.96	2003-2010	3,600
2001	£1.25	2004-2006	208,000
2001	£3.33	2004-2006	19,520
2001	£1.38	2004-2011	258,201
2002	£2.46	2005-2006	237,152
2002	£1.80	2005-2006	16,065
2002	£2.62	2005-2012	363,419
2003	£3.26	2006-2007	265,716
2003	£2.74	2006-2007	8,346
2003	£3.00	2006-2013	359,265
2004	£2.65	2006	24,798
2004	£2.81	2007-2008	377,340
2004	£2.36	2007-2008	17,896
2004	£2.91	2007-2014	462,949

Year of grant	Weighted average exercise price	Period exercisable in normal circumstances	Number outstanding
2005	£1.87	2007	50,652
2005	£2.46	2008-2009	344,440
2005	£2.01	2008-2009	38,414
2005	£2.34	2008-2015	479,895
Total			4,029,867

Whilst they have no present intention of utilizing such authority, at the AGM to be held on 23 June 2006 the Directors will seek authority from the shareholders to allot shares up to an aggregate nominal value of £3,264,670 (32,646,703 ordinary shares of 10p each), being the un-issued ordinary shares of the Company at 21 April 2006. Currently, the Directors have authority to allot shares up to an aggregate nominal value of £3,276,481.

The Group operates an HM Revenue and Customs-approved SAYE scheme in the UK and an ESPP scheme in the US.

CHARGE IN THE INCOME STATEMENT

In accordance with the transitional provisions of IFRS2, Acambis has recognized an expense in respect of all grants under these plans made after 7 November 2002 which remained unvested at December 31, 2004. Acambis recognized a total expense of £0.8m in 2005 (2004 – £0.7m) in accordance with IFRS2.

FINANCIAL DETAILS OF SHARE OPTIONS

Options were exercised on a regular basis during the year. The average share price during 2005 was £2.35.
The weighted average fair values for grants made in the year are as noted in the table below. Grants made to employees and Directors under the 1996 and 1999 Plans are shown separately since different inputs have been used for these grants.

Weighted average fair value	2005 £	2004 £
1996 Plan (Employee grants)	0.83	1.12
1996 Plan (Director grants)	N/A	1.36
1999 Plan (Employee grants)	0.68	1.03
1999 Plan (Director grants)	0.84	1.19
LTIP	1.41	2.37
ESPP	0.62	1.36
SAYE	0.88	1.16

The assumptions used in the calculation of the fair values in the above table are:

•	Expected volatility was based on the historical volatility of the Company’s share price:
–

over the three years prior to the grant date for employee grants under the 1996 and 1999 Plan and all grants under the SAYE Scheme and LTIP; – over the four years prior to the grant date for Director grants under the 1996 and 1999 Plan; and

–	over the two years prior to the grant date for all grants under the ESPP.
•	A zero dividend yield assumption has been used in the calculation of these fair values.

1996 PLAN, 1999 PLAN AND LTIP

The fair value of shares awarded under the 1996 Plan and 1999 Plan is calculated using a binomial option pricing model adjusted to reflect the TSR market-based performance condition. The awards were calculated using the following assumptions:

1996 PLAN (EMPLOYEE GRANTS)

	2005	2004
Weighted average share price (£)	2.58	3.00
Weighted average exercise price (£)	2.58	2.93
Weighted average volatility (%)	41.4	51.1
Weighted average correlation (%)	5.0	14.8
Weighted average expected life (years)	3.5	3.5
Weighted average risk-free interest rate (%)	4.6	4.7

1996 PLAN (DIRECTOR GRANTS)

	2005	2004
Weighted average share price (£)	N/A	3.46
Weighted average exercise price (£)	N/A	3.46
Weighted average volatility (%)	N/A	53.6
Weighted average correlation (%)	N/A	14.3
Weighted average expected life (years)	N/A	4.00
Weighted average risk-free interest rate (%)	N/A	4.6

1999 PLAN (EMPLOYEE GRANTS)

	2005	2004
Weighted average share price (£)	2.41	2.85
Weighted average exercise price (£)	2.41	2.84
Weighted average volatility (%)	36.9	50.2
Weighted average correlation (%)	4.3	14.9
Weighted average expected life (years)	3.1	3.5
Weighted average risk-free interest rate (%)	4.3	4.7

1999 PLAN (DIRECTOR GRANTS)

	2005	2004
Weighted average share price (£)	2.34	3.05
Weighted average exercise price (£)	2.34	3.04
Weighted average volatility (%)	47.9	52.0
Weighted average correlation (%)	4.5	14.5
Weighted average expected life (years)	4.0	3.7
Weighted average risk-free interest rate (%)	4.3	4.7

LTIP

	2005	2004
Weighted average share price (£)	2.19	3.46
Weighted average exercise price (£)	–	–
Weighted average volatility (%)	40.8	53.3
Weighted average correlation (%)	5.0	15.0
Weighted average expected life (years)	3.0	3.0
Weighted average risk-free interest rate (%)	4.3	4.5

The 1996 Plan, 1999 Plan and the LTIP have a TSR market-based performance condition, such that the Company’s TSR over the performance period will be compared with the TSR of the comparator companies on the date of grant. The maximum number of shares would vest if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% vesting at a ranking of the median. No shares vest if Acambis’ ranking falls below the median. The fair value of options under the 1996 Plan, 1999 Plan and LTIP has been adjusted to take into account this market-based performance condition using a pricing model based on expectations about volatility and the correlation of share price returns in the group of comparator companies and which incorporates into the valuation the interdependency between share price performance and TSR vesting.

ESPP AND SAYE GRANTS

The fair value of options granted under the ESPP and SAYE scheme are calculated using a binomial option pricing model with the following assumptions:

ESPP

	2005	2004
Weighted average share price (£)	2.17	3.44
Weighted average exercise price (£)	1.87	2.65
Weighted average volatility (%)	32.4	44.8
Expected life (years)	2.0	2.0
Weighted average risk-free interest rate (%)	4.4	5.0

	2005	2004
Weighted average share price (£)	2.39	3.51
Weighted average exercise price (£)	2.01	2.74
Weighted average volatility (%)	34.7	55.2
Expected life (years)	3.3	3.3
Risk-free interest rate (%)	4.3	4.9

FAIR VALUE OF OPTIONS GRANTED IN 2003

The charge under IFRS2 for the current period includes a charge for options granted under the above schemes during the year ended December 31, 2003 and the year ended December 31, 2002 with the following weighted average grant date fair values:

	2003 £	2002 £
1996 Plan (Employee grants)	1.25	1.11
1996 Plan (Director grants)	N/A	N/A
1999 Plan (Employee grants)	1.23	1.13
1999 Plan (Director grants)	1.33	N/A
LTIP	2.24	N/A
ESPP	1.66	N/A
SAYE	1.78	N/A

The fair values for the 2003 grants were calculated using the binomial model (adjusted for the TSR performance condition where relevant).

	1996 Plan (Employee grants)	1996 Plan (Director grants)	1999 Plan (Employee grants)	1999 Plan (Director grants)	LTIP	ESPP	SAYE

Weighted average share price (£)	3.34	N/A	3.21	2.94	3.23	3.72	3.51
Weighted average exercise price (£)	3.34	N/A	3.17	2.94	–	3.08	2.74
Weighted average volatility (%)	55.0	N/A	55.8	63.7	55.2	59.2	55.2
Weighted average expected life (years)	3.2	N/A	3.3	4.0	3.0	2.0	3.3
Weighted average risk-free interest rate (%)	4.5	N/A	4.4	4.4	3.8	3.4	4.9

The fair values for the 2002 grants were calculated using the binomial model (adjusted for the TSR performance condition where relevant).

	1996 Plan (Employee grants)	1996 Plan (Director grants)	1999 Plan (Employee grants)	1999 Plan (Director grants)	LTIP	ESPP	SAYE
Weighted average share price (£)	2.47	N/A	2.52	N/A	N/A	N/A	N/A
Weighted average exercise price (£)	2.47	N/A	2.52	N/A	N/A	N/A	N/A
Weighted average volatility (%)	66.8	N/A	66.7	N/A	N/A	N/A	N/A
Weighted average expected life (years)	3.5	N/A	3.5	N/A	N/A	N/A	N/A
Weighted average risk-free interest rate (%)	4.3	N/A	4.4	N/A	N/A	N/A	N/A

For the options granted under the 1996 Plan and 1999 Plan prior to January 1, 2004 where the TSR condition is retested at the end of year four (if not met at the end of year three) and/or at the end of year five (if not met at the end of year four), a three years and six months vesting period has been used to approximate the impact of the retesting condition on the fair value. This retesting condition applies to a limited number of option grants and does not apply to new option grants.

26	FINANCIAL COMMITMENTS

i) LEASE COMMITMENTS

The minimum lease payments under operating leases are as follows:

	Land and buildings		Group Plant and machinery
	2005	2004	2005	2004
	£m	£m	£m	£m
Total commitments under operating lease:
Due within one year	2.3	1.7	0.1	0.1
Due within one to five years	9.6	3.1	0.2	0.1
Due beyond five years	8.2	7.7	–	–
	20.1	12.5	0.3	0.2

	Land and buildings		Company Plant and machinery
	2005	2004	2005	2004
	£m	£m	£m	£m
Total commitments under operating lease:
Due within one year	0.6	0.6	–	–
Due within one to five years	2.3	2.3	–	–
Due beyond five years	7.1	7.7	–	–
	10.0	10.6	–	–

In March 2000, the Group entered into a sub-lease with Medivir UK Limited with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until November 2004. During 2004, Medivir contributed £0.2m in operating lease rentals relating to land and buildings (2005 – £nil).

ii) CAPITAL COMMITMENTS

At the end of the year, capital commitments contracted but not provided for were £0.1m (2004 – £0.2m).

iii) PENSION ARRANGEMENTS

The Group provides pension benefits to all full-time employees on a defined contribution basis. The Company operates a self-administered, HM Revenue and Customs-approved pension scheme for UK Executive Directors. Other employees may operate private personal pension schemes. The normal age of retirement for UK staff is 65 years. In the US, the Group offers a ‘401k Savings and Retirement Plan’ for all employees, including Executive Directors. The Group pension cost (including 401k costs) for the year was £0.4m (2004 – £0.4m). At the year-end, the Group owed £0.2m (2004 – £0.2m) to the pension schemes. This amount is shown in the balance sheet under ‘accruals and deferred income’.

27	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2005, the Group has included turnover of £nil (2004 – £0.1m) in respect of costs incurred in performing services for the Joint Venture and a loss of £nil (2004 – £0.1m) within its Group financial statements. At December 31, 2005, the amounts the Group owed to the Joint Venture amounted to £0.4m (2004 – £0.3m).

Amounts owed by the Joint Venture to the Group at December 31, 2005 were £0.3m (2004 – £0.3m).

In 2005, the Company settled transactions on behalf of subsidiaries of £33.6m (2004 – nil). The inter-company balances outstanding at December 31, are detailed on the Company balance sheet. In 2005 the Company credited £3.6m to subsidiaries relating to management charges (2004 – charge of £22.7m) and charged £3.4m to subsidiaries relating to interest (2004 – £1.7m).

DIRECTORS’ REMUNERATION, INTERESTS AND TRANSACTIONS
Full disclosure of Directors’ remuneration, interests and transactions is given in that part of the remuneration report that is required to be audited. Aggregate gains made by Directors on the exercise of share options were £0.1m (2004 – £1.8m).

KEY MANAGEMENT COMPENSATION
The remuneration received by key management personnel, including the Directors, is as follows:

	2005	2004
	£m	£m
Salaries and short-term employee benefits	1.6	1.5
Post-employment benefits	0.1	0.1
Other long-term benefits	—	—
Termination benefits	—	0.2
Share-based payments	0.3	0.2
	2.0	2.0

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including all Executive and Non-executive Directors. The number of key management personnel whose remuneration is included above is 11 (2004 – 12).

DIRECTORS’ INTERESTS
No Director or key management personnel had any disclosable related party transactions with the Group during the year.

28	RECONCILIATION OF EQUITY AND PROFIT UNDER UK GAAP TO IFRS

With effect from January 1, 2005, Acambis has prepared consolidated financial statements under IFRS. The comparative information for the year to December 31, 2004 that was previously reported under UK GAAP has been restated in accordance with IFRS. In order to understand the impact of transition to IFRS, this note provides reconciliations of certain information previously presented under UK GAAP to the amounts restated in accordance with IFRS.

EXPLANATORY NOTES
The notes below explain the impact that the adoption of IFRS has had on the Group’s consolidated results.

i) IFRS1 ‘FIRST TIME ADOPTION OF IFRS’
The Group has taken advantage of the following exemptions available under IFRS1:

•	To apply IFRS3 ‘Business combinations’ from August 2003;
•	To treat all at cumulative translation differences on overseas subsidiaries as zero at the date of transition to IFRS; and
•	Not to apply IFRS2 ‘Share based payments’ to awards made before 7 November 2002, and that had not vested at December 31, 2004.

ii) IFRS3 ‘BUSINESS COMBINATIONS’
Under UK GAAP, the excess of consideration over the fair value of net assets acquired was recognized as goodwill, and amortized over its useful economic life. Under IFRS, intangible assets acquired in a business combination are recognized at their fair value subject to meeting the definition of an intangible asset as set out in IAS38 ‘Intangible assets’. The residual goodwill is not subject to amortization, and is tested annually for impairment along with any other indefinite life assets in accordance with IAS36 ‘Impairment of assets’. Intangible assets acquired in a business combination are tested for impairment when there are indicators that the asset is impaired.

The adoption of IFRS3 has had the following impact:

•	Amortization of goodwill for Acambis Inc. ceases from January 2004;
•	Amortization of goodwill for BPC ceases from August 2003; and
•	The application of IFRS to the BPC acquisition in 2003 has resulted in the creation of an intangible asset and associated deferred tax liability and a reduction in the carrying amount of goodwill.

iii) IFRS2 ‘SHARE-BASED PAYMENTS’
Acambis offers share options to employees as an employment benefit. Under UK GAAP, no accounting charge is made for share options issued at market value. Under IFRS, a fair value must be calculated and recognized as an expense over the vesting period, with a corresponding increase in equity. Deferred tax is recognized on share options where there is a temporary timing difference, which arises when the accounting book value and the tax book value of the options differ.

The charge previously made relating to UITF 17 (Revised 2003) ‘Employee Share Schemes’ has been reversed, as it is replaced by the IFRS2 charge. Deferred tax is calculated based on the expected tax deduction on exercise of the options compared to the accounting charge on grant of the option. Acambis has not provided for any increase in a deferred tax asset. Under IFRS, income tax relating to items recognized directly in equity is recognized in equity and not in the income statement, resulting in a movement between the tax charge under UK GAAP and equity under IFRS.

In the Company accounts, the granting of options to employees of subsidiaries is deemed a capital contribution.

iv) IAS38 ‘INTANGIBLE ASSETS’
IAS38 has had the following impact:

•	Capitalized software has been reclassified from ‘property plant and equipment’ to ‘intangible assets’; and
•	Certain intangible assets acquired in a business are recognized at their value as described in explanatory note (ii).

IAS38 also requires capitalization of development costs incurred on an individual project if, and only if, specific criteria are met. Previously under UK GAAP, this was an alternative treatment. Management has reviewed these criteria and it is our opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained. Therefore, the Group has not capitalized any internally generated development costs to date.

v) IAS12 ‘INCOME TAX’
Under IFRS deferred tax is recognized on taxable temporary differences arising between the tax base and the accounting base of balance sheet items. The scope of IAS12 is wider than the corresponding UK GAAP standards, and means that deferred tax is recognized on certain temporary differences that would not have given rise to deferred tax under UK GAAP. For Acambis, the main differences on adoption of IFRS arise in relation to intangible assets acquired in a business combination and share-based payments.

vi) IAS17 ‘LEASES’
Under IAS17, the presentation of the Canton finance lease facility differs from that under UK GAAP. Under IFRS the asset is restated to the net present value of the minimum lease payments, with a corresponding entry recorded as a lease creditor. This is unwound over the period of the lease.

vii) IAS21 ‘THE EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES’
Cumulative exchange differences arising on the retranslation of the Group’s overseas subsidiaries are reported as a separate component of equity under IFRS. There is no impact on the balance at transition as Acambis has taken advantage of the exemption available under IFRS1, as described above. The exchange differences on permanent-as-equity loans are recorded through the income statement in the Company’s accounts.

viii) IAS7 ‘CASH FLOW STATEMENT’
The following differences have arisen between the consolidated cash flow statement presented under UK GAAP, and the consolidated statement of cash flows prepared under IFRS:

•	Reclassification of certain liquid investments as cash and cash equivalents; and
•	Reduction in the amounts disclosed as ‘purchases of liquid investments’ and ‘sale of liquid investments’. The adoption of IFRS had no material impact on the underlying cash flows of the Group.

ix) IAS39 ‘RECOGNITION AND MEASUREMENT OF FINANCIAL INSTRUMENTS’
Under IFRS, derivative financial instruments are recorded at fair value, which has resulted in a net decrease in assets of £0.1m at January 1, 2005.

RECONCILIATION OF PROFIT FOR YEAR ENDED DECEMBER 31, 2004

						Group
		UK GAAP		Adjustment		IFRS
	Note	£m		£m		£m
Revenue	(ii)	85.5		–		85.5
Cost of sales		(34.3)		(0.7)		(35.0)
Gross profit		51.2		(0.7)		50.5
Research and development costs	(iii)	(28.9)		(0.4)		(29.3)
Sales and marketing costs	(iii)	(2.7)		(0.1)		(2.8)
Administration costs including costs relating to Canton plant impairment and restructuring costs	(i), (ii), (iii)	(7.7)		2.2		(5.5)
Other operating income – settlement of Canton agreement		10.2		–		10.2
Operating profit		22.1		1.0		23.1
Non-operating income		0.2		(0.2)		–
Finance income		4.8		–		4.8
Finance costs		(0.9)		–		(0.9)
Profit before tax		26.2		0.8		27.0
Taxation	(v)	(6.4)		(0.9)		(7.3)
Profit for the year attributable to shareholders		19.8		(0.1)		19.7
Earnings per ordinary share (basic)		18.6	p	(0.1	)p	18.5	p
Earnings per ordinary share (fully diluted)		18.2	p	(0.1	)p	18.1	p

RECONCILIATION OF PROFIT FOR YEAR ENDED DECEMBER 31, 2004

		Company
		£m
Profit for the Company under UK GAAP		5.5
IFRS2 share based payments	(iii)	0.1
Tax effect of IFRS2	(iii)	(0.4)
IAS39 financial liabilities	(ix)	(0.1)
IAS21 foreign currency loss	(vii)	(1.9)
Retained profit under IFRS for 2004		3.2

RECONCILIATION OF EQUITY  DECEMBER 31, 2004

					Group
			UK GAAP	Adjustment	IFRS
	Note		£m	£m	£m
Assets
Non-current assets
Goodwill	(ii	)	16.0	(0.6)	15.4
Other intangible assets	(ii), (iv	)	–	4.1	4.1
Property, plant and equipment	(iv), (vi	)	17.5	1.0	18.5
Other non-current assets			2.5	–	2.5
			36.0	4.5	40.5
Current assets
Inventory			6.0	–	6.0
Trade and other receivables			13.7	–	13.7
Current tax assets			1.9	–	1.9
Liquid investments	(viii	)	70.9	(50.1)	20.8
Cash and cash equivalents	(viii	)	30.9	50.1	81.0
			123.4	–	123.4
Liabilities
Current liabilities
Interest-bearing loans and borrowings			(6.7)	–	(6.7)
Trade and other payables			(8.3)	–	(8.3)
Accruals and deferred income	(vi	)	(26.6)	(1.3)	(27.9)
Derivative financial instruments	(ix	)	–	(0.1)	(0.1)
Income tax payable			(4.6)	–	(4.6)
			(46.2)	(1.4)	(47.6)
Net current assets			77.2	(1.4)	75.8
Non-current liabilities
Investment in Joint Venture			(0.3)	–	(0.3)
Long-term financial liabilities			(6.3)	–	(6.3)
Other non-current liabilities			(0.5)	–	(0.5)
Deferred income tax liabilities	(ii	)	(0.1)	(1.6)	(1.7)
			(7.2)	(1.6)	(8.8)
Net assets			106.0	1.5	107.5
Shareholders’ equity
Share capital			10.7	–	10.7
Share premium			97.8	–	97.8
Other reserves	(vii	)	–	(2.5)	(2.5)
Retained earnings			(2.5)	4.0	1.5
Total shareholders’ equity			106.0	1.5	107.5

RECONCILIATION OF EQUITY AT 1 JANUARY 2004

					Group
			UK GAAP	Adjustment	IFRS
	Note		£m	£m	£m
Assets
Non-current assets
Goodwill	(ii	)	18.4	(2.9)	15.5
Other intangible assets	(ii), (iv	)	0.8	4.9	5.7
Property, plant and equipment	(iv), (vi	)	21.0	2.6	23.6
Deferred tax assets			2.1	–	2.1
Other non-current assets			0.1	–	0.1
			42.4	4.6	47.0
Current assets
Inventory			18.2	–	18.2
Trade and other receivables			10.2	–	10.2
Liquid investments	(viii)		62.0	(44.2)	17.8
Cash and cash equivalents	(viii)		63.2	44.2	107.4
			153.6	–	153.6
Liabilities
Current liabilities
Trade and other payables			(15.4)	–	(15.4)
Interest-bearing loans and borrowings			(6.9)	–	(6.9)
Accruals and deferred income	(vi	)	(74.3)	(1.4)	(75.7)
Income tax payable			(0.3)	–	(0.3)
			(96.9)	(1.4)	(98.3)
Net current assets			56.7	(1.4)	55.3
Non-current liabilities
Investment in Joint Venture			(0.3)	–	(0.3)
Long-term financial liabilities			(9.6)	–	(9.6)
Accruals and deferred income	(vi	)	(0.1)	(1.4)	(1.5)
Other non-current liabilities			(2.6)	–	(2.6)
Deferred income tax liabilities	(ii	)	–	(1.8)	(1.8)
			(12.6)	(3.2)	(15.8)
Net assets			86.5	–	86.5
Shareholders’ equity
Share capital			10.6	–	10.6
Share premium			96.0	–	96.0
Retained earnings			(20.1)	–	(20.1)
Total shareholders’ equity			86.5	–	86.5

RECONCILIATION OF EQUITY AT DECEMBER 31, 2004

					Company
			UK GAAP	Adjustment	IFRS
	Note		£m	£m	£m
Non-current assets
Investments in subsidiaries	(iii	)	15.0	0.5	15.5
Amounts owed by subsidiary undertaking			26.1	–	26.1
Other non-current assets			0.6	–	0.6
			41.7	0.5	42.2
Current assets
Trade and other receivables			1.2	–	1.2
Liquid investments	(viii	)	53.9	(36.1)	17.8
Cash and cash equivalents	(viii	)	34.2	36.1	70.3
			89.3	–	89.3
Current liabilities
Trade and other payables			(0.1)	–	(0.1)
Amounts owed by subsidiary undertakings			(16.0)	–	(16.0)
Accruals and deferred income			(0.7)	–	(0.7)
Financial liabilities: derivative financial instruments	(ix	)	–	(0.1)	(0.1)
Income tax payable			(1.1)	–	(1.1)
			(17.9)	(0.1)	(18.0)
Net current assets			71.4	(0.1)	71.3
Net assets			113.1	0.4	113.5
Shareholders’ equity
Share capital			10.7	–	10.7
Share premium			97.6	–	97.6
Retained earnings			4.8	0.4	5.2
Total shareholders’ equity			113.1	0.4	113.5

RECONCILIATION OF EQUITY AT JANUARY 1, 2004

			UK GAAP	Adjutmrnt	Company
	Note		£m	£m	IFRS
Non-current assets
Investments in subsidiaries	(iii	)	15.0	0.1	15.1
Amounts owed by subsidiary undertaking			28.0	–	28.0
			43.0	0.1	43.1
Current assets
Liquid investments			35.0	(24.0)	11.0
Cash and cash equivalents			43.9	24.0	67.9
			78.9	–	78.9
Current liabilities
Trade and other payables			(0.2)	–	(0.2)
Amounts owed by subsidiary undertakings			(13.9)	–	(13.9)
Accruals and deferred income			(0.5)	–	(0.5)
			(14.6)	–	(14.6)
Net current assets			64.3	–	64.3
Net assets			107.3	0.1	107.4
Shareholders’ equity
Share capital			10.6	–	10.6
Share premium			95.8	–	95.8
Retained earnings			0.9	0.1	1.0
Total shareholders’ equity			107.3	0.1	107.4

29	RECONCILIATION TO US ACCOUNTING PRINCIPLES

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS FOLLOWED BY THE GROUP AND US GAAP

The Group’s financial statements have been prepared under IFRS, which differs in certain significant respects from US GAAP. The principal differences between the Group’s accounting policies under IFRS and US GAAP are set out below. As noted in Note 1 of the financial statements, the consolidated financial statements of Acambis have been prepared, for the first time, in accordance with IFRS.

a) MULTIPLE-ELEMENT ARRANGEMENTS

The $428m ACAM2000 contract awarded in November 2001 consists of two principal components: to manufacture 155 million doses of smallpox vaccine; and to take the vaccine through clinical trials to FDA licensure.

Under IFRS, this contract has been accounted for as a single-element arrangement. As detailed in note 1 of the financial statements, turnover and profits are recognized according to the extent of performance under the contract, based on the proportion of costs incurred to date divided by the total estimated costs to complete. All research and development costs are expensed as incurred and manufacturing costs are held on the balance sheet as inventory until relevant criteria for revenue recognition are met.

Under US GAAP, the Group treats this contract as a multiple-element arrangement, resulting in a different allocation of revenue compared to the IFRS treatment. The two primary elements of the contract (the manufacturing and the development portions) each are separable deliverables which have value to the CDC on a standalone basis and have fair values which are objectively and reliably determinable. In addition, each of the deliverables is accounted for under SAB 104, not under a percentage to complete model.

For purposes of US GAAP, the Group has determined the fair value of the development and manufacturing portions of the contract and has allocated the total contract value to the development and manufacturing using the relative fair value method as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’.

The development portion of the contract consists of the completion of Phase I/II clinical trials, completion of Phase III clinical trials, completion and submission of a Biologics License Application with the FDA and post FDA approval activities. The manufacturing portion consists of the manufacture and delivery of smallpox vaccine to the CDC.

The fair values were determined using the US regulations and guidance applicable to government contracts utilizing specifically the contracting regulations stipulated in the Federal Acquisition Regulation (FAR), together with the evidence provided by the Group’s ACAM1000 contract. After determining the fair value of the two elements of the contract, as noted above, the Group allocated the arrangement consideration to the separate units of accounting using the relative fair value method. $152m of the ACAM2000 contract was allocated to the research and development element and $276m allocated to the manufacturing element.

The table below shows total revenue recognized relating to each major class under the $428m contract in 2005 and 2004:

	Year ended Dec 31
	2005 £m	2004 £m
Development	20.3	21.6
Manufacturing	–	33.7
Total revenue under US GAAP for the contract	20.3	55.3

Under US GAAP, with respect to the development work, revenue is recognized under the proportional performance method as services are provided under the contract. The development work has been further broken down into three distinct phases consisting of:

•	four phase I/II clinical trials;
•	two phase III clinical trials; and
•	submitting IND and obtaining FDA approval.

The development revenue was allocated to these three distinct phases using the relative fair value method using the same methodology to determine fair value that was applied to the development services as a whole as noted above. The Group determined this was necessary because the level of effort was not consistent throughout each of these phases. Therefore, after allocating the revenue to each of these phases, such revenue was recognized on a straight-line basis over the expected performance period of each phase. Relevant cost of revenue is recorded on an accrual basis as actual costs are incurred; this contrasts with the IFRS treatment, where revenues are recognized as costs are incurred, using the principles of long-term contract accounting.

Manufacturing costs were held on the balance sheet as ‘inventory’ until the relevant criteria for revenue recognition are met. The Group recognized revenue on the manufacturing portion of the contract as smallpox vaccine was delivered to the CDC. Thus, manufacturing revenue and costs were recognized in the income statement on the transfer of the risks and rewards of ownership, typically through delivery of product to the customer’s premises, assuming all other revenue recognition criteria were met at this time.

Costs associated with expected re-labeling to be undertaken in the future were being accrued as smallpox vaccine was delivered to the CDC. Costs and revenue associated with providing storage or vaccine disposal services are only included when, and if, it is deemed probable that such services will be performed.

b) INVENTORY SUBJECT TO DEFERRED REVENUE ARRANGEMENTS

In the case of inventory subject to deferred revenue arrangements, the criteria specified for determining whether the risks and rewards of ownership have transferred differ between IFRS and US GAAP.

At December 31, 2004, a proportion of revenue relating to certain batches of smallpox vaccine were required to be recognized under IFRS the relevant recognition criteria having been met. US GAAP stipulates additional criteria, including that all components of the vaccine have been delivered. As at December 31, 2004 certain batches did not meet this criterion, with the result that the costs and revenues were not recognizable in the year ended December 31, 2004 under US GAAP. Accordingly, the cost of inventory of £0.3m which was expensed under IFRS remained capitalized as inventory under US GAAP at December 31, 2004, and related revenue of £0.5m was not recognized under US GAAP at December 31, 2004.

During 2005 the batches met the additional criteria, in that all components of the vaccine were delivered. Therefore the £0.3m was expensed from inventory to cost of revenue and the related revenue of £0.5m was recognized.

c) LICENSE FEES

Under IFRS certain license fees were recognized when paid, where such payments were not refundable. Under US GAAP the Group follows SAB104, ‘Revenue Recognition in Financial Statements’, and where such license fees are not refundable and are not credited against associated R&D activities, these fees are considered inseparable from the associated R&D effort. As such, those license fees are deferred and recognized over the period of the license term or over the period of the R&D agreement. Deferred revenues relating to research programs terminated during this period are released to revenue on termination of the program.

	Year ended Dec 31
	2005 £m	2004 £m
Revenue recognized under IFRS	40.9	85.5
Multiple-element arrangements	7.5	17.5
Deferred revenue arrangements	0.5	(0.5)
License fees	0.9	–
Revenue recognized under US GAAP	49.8	102.5

d) TAX

i) EFFECTS OF REVENUE ADJUSTMENTS

As the majority of the profit in relation to the development portion of the $428m ACAM2000 contract is recorded in the Group’s UK operations, any timing difference on the recognition of profit gives rise to a temporary difference at the UK tax rate of 30%.

As the profit in relation to the manufacturing portion of the $428m ACAM2000 contract and any profit that is associated with ‘deferred inventory arrangements’ and license fees are recorded in the US operations, any timing difference on the recognition of profit gives rise to a temporary difference at the marginal US tax rate of 41%. These temporary differences are included within ‘net tax effect of US GAAP adjustments’ in the reconciliations of net profit and shareholders’ equity. A valuation allowance may be recorded against deferred tax assets arising from operating loss carry forwards in accordance with the criteria described under ‘Deferred Tax’ below.

ii) TAX ON EMPLOYEE SHARE OPTIONS

The Group is entitled to a tax deduction for the amount treated as compensation under US and UK tax rules for certain employee share options.

The deduction arises on exercise of the option, while any compensation expense is recorded over the vesting period of the option.

Under US GAAP, the tax benefit arising on Incentive Stock Options in the US (and on options with similar characteristics granted outside the US) is recorded, in equity, in the period in which the option is exercised and the tax benefit arises. In respect of non-qualifying options in the US (and on options with similar characteristics granted outside the US) deferred tax assets are calculated by multiplying the compensation expense recorded in respect of these options by the prevailing tax rate in the relevant tax jurisdiction. Valuation allowances are recorded against such deferred tax assets unless utilization of the assets against future taxable profits is more likely than not, as assessed in accordance with the criteria in SFAS 109. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Under IFRS the deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against the profit and loss reserve. Deferred tax assets are recognised only if the utilisation of the assets against future taxable profits is more likely than not.

e) COMPENSATION COSTS UNDER VARIABLE PLAN ACCOUNTING FOR SHARE OPTIONS AND SAYE PLAN DISCOUNT

Acambis has granted share options to employees that will vest upon the attainment of certain targets.

Under IFRS, the cost of these equity-settled transactions with employees is measured by reference to the fair value at the date of grant. The fair value is determined using a binomial option pricing model, as described in note 1 of the financial statements. Under US GAAP, APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’ (APB25), the Group is required to follow variable plan accounting for these grants and measure compensation expense as the difference between the exercise price and the fair market value of the related share under option during each accounting period over the vesting period of the options. Increases in fair market value of the share result in a charge to operations and decreases in the fair market value of the share result in a credit to operations, limited to the cumulative amount previously expensed.

Under US GAAP, in accounting for new offers made under the SAYE plan since January 24, 2002, Acambis follows the requirements of pronouncement EITF 00-23 ‘Issues relating to the Accounting for Stock Compensation under APB25 and FIN44’ (Financial Accounting Standards Board Interpretation Number (FIN) 44, ‘Accounting for Certain Transactions Involving Stock Compensation’, (FIN44)). The compensation charge under US GAAP in respect of such plans is calculated using one of the two following methods:

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

The table shows the (credit)/charge made to the group income statement under US GAAP.

	Year ended Dec 31
	2005 £m	2004 £m
(Credited)/charged to the Group income statement	(0.4)	0.6

f) PURCHASE PRICE ACCOUNTING, GOODWILL AND INTANGIBLES

Under both IFRS and US GAAP, goodwill is the amount by which the fair value of the purchase consideration exceeds the fair value of assets acquired. As explained in note 28 of the financial statements, on adoption of IFRS in 2005, the Group took advantage of IFRS 1 and has applied IFRS 3 to business combinations from August 2003, freezing the existing UK GAAP goodwill balances at their January 1, 2004 levels for acquisitions before that date.

i) ACQUISITION OF ACAMBIS INC.

During 1999, Acambis acquired Acambis Inc. Under superseded UK GAAP, in-process R&D did not meet the criteria for recognition as a separate intangible asset and, thus, such amounts were subsumed within goodwill. As permitted under IFRS transition rules, Acambis elected not to restate goodwill for acquisitions prior to August 2003. Therefore the IFRS goodwill relating to Acambis Inc. has not been restated and is based on the UK GAAP value of the goodwill at 1 January 2004, and is deemed a sterling denominated asset. Under US GAAP at the date of acquisition, in accordance with APB Opinion No. 16, ‘Business Combinations’, and No. 17, ‘Intangible Assets’, in-process R&D is separately identified and analyzed to determine the fair market value at the date of acquisition. In-process R&D is identified in accordance with the definition within Statement of Financial Accounting Standard (SFAS) No.2, ‘Accounting for Research and Development Costs’. Following identification of qualifying R&D projects within Acambis Inc, their value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value.

As a result of the valuation of in-process R&D under US GAAP, the fair value of assets acquired is different from that calculated under IFRS, resulting in differing values of goodwill. Under US GAAP, in-process R&D is written off to the income statement when incurred.

ii) ACQUISITION OF BERNA PRODUCTS CORPORATION (BPC)

In August 2003, Acambis acquired BPC, a sales, promotion and distribution organization based in Miami, US and Toronto, Canada in order to enhance the marketing function of the Group.

The consideration paid for BPC includes amounts contingent on the future performance of that organization. Under IFRS, a reasonable estimate of the fair value of amounts expected to be payable in the future is included in the cost of the acquisition and such amounts are re-assessed at each reporting date. The fair value of contingent consideration payable in cash is taken to be the estimated amount of cash payable discounted to its present value. The discount is unwound through the income statement so that the full liability is recognized at the time it is due to be paid. Under US GAAP, contingent consideration is recognized when the contingency is resolved, and the consideration becomes payable. Accordingly, contingent consideration paid in 2004 and 2005 was recognized at that time.

iii) AMORTIZATION OF GOODWILL AND INTANGIBLES

As under US GAAP, IFRS goodwill is not systematically amortized, but is also reviewed annually for impairment. Intangible assets acquired as part of a business combination are amortized under US GAAP and IFRS. The annual impairment review carried out this year did not reveal any indication of impairment.

g) CAPITALIZATION OF INTEREST

Under IFRS, Acambis’ accounting policy is that interest is not capitalized. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

h) AVAILABLE FOR SALE INVESTMENTS

Under US GAAP, investments in available-for-sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in ‘Other comprehensive income’. Where an impairment is considered to be other than temporary, the security is written down through the income statement to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under IFRS, the Group’s accounting policy is to carry such investments at market value, with the movement net of deferred tax recorded though the ‘Statement of recognised income and expense’. The basis for determining a readily available market value differs between US GAAP and IFRS, such that, under US GAAP, no revaluation of the group’s unlisted investment has been recorded.

i) RESTRICTED CASH
US GAAP requires that any cash that is restricted as to its use be excluded from cash and cash equivalents. Acambis has escrow bank accounts of £0.7m (2004: £0.4m) that meet the restriction criteria. If Acambis reported a US GAAP balance sheet, these would appear separately on that balance sheet.

j) DEFERRED TAX

Under IAS 12 ‘Income taxes’ deferred tax is provided on a full liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Under US GAAP, SFAS 109 ‘Deferred tax’ deferred tax is provided on a full liability basis. Future tax benefits are recognized as deferred tax assets to the extent that their realization is more likely than not as determined by the evaluation of certain criteria.

k) IN-PROCESS R&D

Under IAS 38 ‘Intangible assets’ it is necessary to capitalise any acquired in-process R&D. Amortisation commences once the acquired technology is brought into use. Un-amortised amounts are subject to impairment reviews annually and on occurrence of a trigger event. Under US GAAP acquired in-process R&D is expensed immediately to the income statement.

l) CAPITALIZED SOFTWARE

Under IFRS, computer software used in the group is classified as an intangible asset. Under US GAAP, such computer software is classified as a tangible asset. There is no impact on shareholders’ equity. At the end of 2005 there was software with a carrying value of £0.3m (2004 - £0.3m).

RECONCILIATION OF NET (LOSS)/PROFIT FROM IFRS TO US GAAP

Based on the differences detailed above, the following table shows the reconciliation of the Group’s net (loss)/profit for the past two years:

	Year ended Dec 31
	Notes	2005 £m	2004 £m
Net (loss)/profit as reported under IFRS		(27.0)	19.7
Adjustments for:
Revenue recognition	a,b,c	8.9	17.0
Inventory subject to deferred revenue arrangements	b	–	0.3
Recognition of costs previously deferred	b	(0.3)	(9.4)
Other income relating to license fees	c	(0.4)	–
Compensation costs under variable plan accounting for share options and SAYE plan discount	e	1.2	0.1
Purchase price accounting adjustments	f	0.1	0.1
Depreciation and impairment of capitalized interest	g	(0.2)	(0.2)
Capitalization of interest	g	0.5	–
Available for sale investments	h	–	0.5
In-process R&D	k	(0.4)	–
Net tax effect of US GAAP adjustments	d	(2.7)	(4.5)
Net (loss)/profit as reported under US GAAP		(20.3)	23.6

(LOSS)/PROFIT PER SHARE UNDER US GAAP

	Year ended Dec 31
	2005	2004
Basic (loss)/profit per ordinary share in pence	(18.9)	22.2
Shares used in computing basic (loss)/profit per ordinary share	107,211,367	106,300,080
Diluted (loss)/profit per ordinary share in pence	(18.9)	21.7
Shares used in computing diluted (loss)/profit per ordinary share	107,211,367	108,649,389
Anti-dilutive securities	2,474,352	942,032

OTHER COMPREHENSIVE INCOME

In addition to the net loss for the year, there is also other comprehensive income relating to foreign currency gains, which amounted to £2.6m (2004 – loss of £2.8m).

RECONCILIATION OF SHAREHOLDERS’ EQUITY FROM IFRS TO US GAAP

	As at Dec 31
	Notes	2005 £m	2004 £m
Shareholders’ equity as reported under IFRS		83.0	107.5
Revenue recognition	a,b,c	3.1	(5.5)
Inventory subject to deferred revenue arrangements	b	—	0.3
Goodwill of Acambis Inc.	f	(7.6)	(8.2)
Goodwill of BPC	f	0.3	(1.3)
Contingent consideration	f	—	1.4
Capitalization of interest	g	0.8	0.5
Available for sale investments	h	(0.2)	—
In-process R&D	k	(0.4)	—
Net tax effect of US GAAP adjustments	d	(0.8)	1.6
Shareholders’ equity as reported under US GAAP		78.2	96.3

RECENT ACCOUNTING PRONOUNCEMENTS

US GAAP

In November 2004, the FASB issued FASB Statement No. 151 ‘Inventory Costs — An Amendment of ARB No. 43, Chapter 4’ (‘FAS 151’). FAS 151 amends the guidance in ARB No. 43, Chapter 4 ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of ‘so abnormal’ as stated in ARB No. 43. Additionally, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005.

The Group will adopt FAS 151 in 2006 but does not expect the adoption of the new standard to have a material impact.

In December 2004, the FASB issued FASB Statement No. 153 ‘Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions’ (‘FAS 153’). FAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions,’ and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group will adopt FAS 153 in 2006 but does not expect the adoption of the new standard to have a material impact.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) ‘Share-Based Payment’ (‘FAS 123(R)’), which replaces FAS No. 123 ‘Accounting for Stock-Based Compensation’ (‘FAS 123’) and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees.’ FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Group is currently assessing the impact of FAS 123(R).

In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143’ (‘FIN 47’). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or settlement are conditional on a future event. FIN 47 is effective for the fiscal periods ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group.

In May 2005, the FASB issued Statement No. 154, ‘Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3’ (‘FAS 154’). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. FAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.

In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 ‘Accounting for Rental Costs Incurred during a Construction Period’ (‘FSP 13-1’). FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense and included in income from continuing operations. FSP 13-1 is effective for the fiscal periods beginning after December 15, 2005. The Group will adopt FSP 13-1 in 2006 but does not expect the adoption of the new standard to have a material impact.

In January 2006 the FASB issued FASB Statement No. 155 ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (‘FAS 155’). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact the adoption of FAS 155 will have, but does not expect it to have a material impact.

Item 18	Not applicable
Item 19	Exhibits

Exhibit Number	Description of Exhibit

1.1†

Memorandum of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

1.2†

Articles of Association of the Company (incorporated herein by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

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

4.2	Letter of Appointment between Acambis plc and Thomas Monath, dated June 23, 2006.

4.3**	Letter of Appointment between Acambis plc and Alan Smith, dated March 22, 2005.

4.4	Letter of Appointment between Acambis plc and Alan Dalby, dated March 22, 2005.

4.5	Letter of Appointment between Acambis plc and Michael Lytton, dated March 22, 2005.

4.6†

Letter of Appointment between Acambis plc and Ross Graham, dated March 24, 2004 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.7**†

Director’s Service Agreement between Acambis plc and David Lawrence, dated July 8, 2004 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.8**	Letter of Appointment between Acambis plc and Peter Fellner, dated February 2, 2006.

Exhibit Number	Description of Exhibit

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

4.21**	Modification 0008, dated February 15, 2005, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc.

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

4.33**	Modification 0008 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 27, 2005.

4.34**†

Distribution Agreement, between Berna Biotech Ltd. and Berna Products Corp., dated June 28, 2001 (incorporated herein by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.35**†

MVA Prime Contract between U.S. Government and Acambis Inc., dated February 13, 2003 (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.36**†

Modification 0001 to MVA Prime Contract between U.S. Government and Acambis Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.37**	Modification 0002 to MVA Prime Contract between U.S. Government and Acambis Inc., dated September 22, 2004.

4.38**	Modification 0003 to MVA Prime Contract between U.S. Government and Acambis Inc., dated September 28, 2005.

4.39**†

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

4.41**†

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

4.44**	Modification 0005 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated September 13, 2004.

4.45**†

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

4.47**†

MVA Prime Contract between the National Institutes of Health and Acambis Inc., dated September 30, 2004 (incorporated herein by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.48**†

Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004 (incorporated herein by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.49**†

Modification 001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004 (incorporated herein by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.50†

Asset Purchase Agreement, between BioReliance Corporation and Acambis Inc., dated May 6, 2005 (incorporated herein by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

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

Date: June 26, 2006

Exhibit Index

Exhibit Number	Description of Exhibit

1.1†

Memorandum of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on February 10, 1999 (File No. 333-72077)).

1.2†

Articles of Association of the Company (incorporated herein by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

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

4.2	Letter of Appointment between Acambis plc and Thomas Monath, dated June 23, 2006.

4.3**	Letter of Appointment between Acambis plc and Alan Smith, dated March 22, 2005.

4.4	Letter of Appointment between Acambis plc and Alan Dalby, dated March 22, 2005.

4.5	Letter of Appointment between Acambis plc and Michael Lytton, dated March 22, 2005.

4.6†

Letter of Appointment between Acambis plc and Ross Graham, dated March 24, 2004 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.7**†

Director’s Service Agreement between Acambis plc and David Lawrence, dated July 8, 2004 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.8**	Letter of Appointment between Acambis plc and Peter Fellner, dated February 2, 2006.

4.9†

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

Exhibit Number	Description of Exhibit

April 1, 2005 (File No. 000-30126)).

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

4.21**	Modification 0008, dated February 15, 2005, of ACAM2000 Prime Contract between U.S. Government and Acambis Inc.

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

4.33**	Modification 0008 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated December 27, 2005.

Exhibit Number	Description of Exhibit

4.34**†

Distribution Agreement, between Berna Biotech Ltd. and Berna Products Corp., dated June 28, 2001 (incorporated herein by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.35**†

MVA Prime Contract between U.S. Government and Acambis Inc., dated February 13, 2003 (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.36**†

Modification 0001 to MVA Prime Contract between U.S. Government and Acambis Inc., dated July 14, 2003 (incorporated herein by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.37**	Modification 0002 to MVA Prime Contract between U.S. Government and Acambis Inc., dated September 22, 2004.

4.38**	Modification 0003 to MVA Prime Contract between U.S. Government and Acambis Inc., dated September 28, 2005.

4.39**†

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

4.41**†

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

4.43**†

Modification 0004 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated February 6, 2004 (incorporated herein by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.44**	Modification 0005 to MVA Baxter Subcontract between Baxter Healthcare SA and Acambis Inc., dated September 13, 2004.

4.45**†

Agency and Development Agreement between Cangene Corporation and Acambis Research Limited, dated March 3, 2003 (incorporated herein by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.46**†	Sub-Agency Agreement between Acambis Research Limited and Baxter Healthcare S.A.,

Exhibit Number	Description of Exhibit

dated September 12, 2003 (incorporated herein by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004 (File No. 000-30126)).

4.47**†

MVA Prime Contract between the National Institutes of Health and Acambis Inc., dated September 30, 2004 (incorporated herein by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.48**†

Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004 (incorporated herein by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.49**†

Modification 001 to Subcontract, between Acambis Inc. and Baxter Healthcare SA, dated September 30, 2004 (incorporated herein by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

4.50†

Asset Purchase Agreement, between BioReliance Corporation and Acambis Inc., dated May 6, 2005 (incorporated herein by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005 (File No. 000-30126)).

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