Form 20-F/A
ACAMBIS PLC
filed 2007-04-04
CIK 1073965

UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               ________________________


                                      FORM 20-F/A
                                  (Amendment No. 1)

                               ________________________

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       -OR-

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

                                       -OR-

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _____ to ______

   Commission File Number: 000-30126

                               ________________________


                                   ACAMBIS PLC
          (Exact name of Registrant as specified in its charter)

                                  Not Applicable
               (Translation of Registrant's name into English)

                                England and Wales
               (Jurisdiction of incorporation or organization)

    Peterhouse Technology Park, 100 Fulbourn Road, Cambridge, CB1 9PT England
                    (Address of principal executive office)

                               ________________________


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

                               ________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           Ordinary Shares: 107,351,407 as of December 31, 2005

                               ________________________


Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined in Rule 405 of the Securities Act.      Yes     No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.            Yes     No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.       Yes X   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer        Accelerated Filer X     Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has
elected to follow:  Item 17 X   Item 18

If this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   No X


Enclosure: Annual Report on Form 20-F/A


                           EXPLANATORY NOTE

         This Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by Acambis plc (the "Company" or the "Registrant") as Amendment No. 1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 ("Form 20-F"). This Form 20-F/A is filed with the Securities and Exchange Commission (the "Commission") solely for the purpose of including additional disclosures in Items 15 and 17 regarding the Company's Controls and Procedures and Financial Statements, respectively.

         This Form 20-F/A does not otherwise amend, restate, change or update the disclosures set forth in the Form 20-F as originally filed on June 28, 2006, and does not reflect events occurring after the original filing of the Form 20-F.


Item 15.  Controls and procedures.

A    Disclosure controls and procedures

The Board has applied principle C.2 of the Combined Code by establishing a process for identifying, evaluating and managing the significant risks the Group faces. This process has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group's overall system of controls and procedures and for reviewing its effectiveness. Such a system manages rather than eliminates the risk of failure to achieve business objectives.

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

In conjunction with the reviews described above, the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005. The controls and procedures referred to in our evaluation and conclusion of effectiveness also constitute "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act).

B    Management's annual report on internal control over financial reporting

In compliance with provision C.2.1 of the Combined Code, the Board reviews the effectiveness of the Group's system of internal control. The Board's monitoring covers all material controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report on form 20-F considering all significant aspects of internal control arising during the year. The Audit Committee assists the Board in discharging its review responsibilities.

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

_______________________________________________________________________
CODE PROVISION                       PROGRESS MADE SINCE PUBLICATION OF
                                     THE 2004 FORM 20-F
_______________________________________________________________________
B REMUNERATION                       A disclosure is made in the
B.2.1 A statement on whether         Corporate Governance Statement in
remuneration consultants have any    the 'Remuneration Committee'
other connection with the Company    section. A statement has been
should be available on the Acambis   available on the Acambis website
website.                             since early 2005.
_______________________________________________________________________
C ACCOUNTABILITY AND AUDIT           In November 2004, the Audit
C.3.4 Arrangements should be in      Committee approved a whistleblowing
place for the reporting and          policy. The procedure was developed
management of concerns raised by     during 2005 and rolled out to the
staff about possible financial or    Group in early 2006.
other improprieties.
_______________________________________________________________________

The information contained within this Item 15B is voluntarily provided, on the principle of providing substantially similar disclosure to our UK and US security-holders. This disclosure is not a report of management on our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

C    Not applicable

D    Changes in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in the Group's internal control over financial reporting identified in connection with management's evaluation of such control that materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

Item 17.  Financial Statements.

DIRECTORS'  RESPONSIBILITIES
Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

FINANCIAL STATEMENTS, INCLUDING ADOPTION OF GOING CONCERN BASIS
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.
In preparing the financial statements, the Directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website. Uncertainty regarding legal requirements is compounded, as information published on the Internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF ACAMBIS PLC
In our opinion, the accompanying consolidated balance sheets, and the related consolidated income statements, the consolidated statement of recognized income and expenses and consolidated cash flow statements present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Cambridge, England
June 26, 2006



CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

                                                         2005          2004
                                               Notes     GBPm          GBPm
___________________________________________________________________________
Revenue                                           2      40.9          85.5
Cost of sales                                           (27.6)        (35.0)
___________________________________________________________________________
Gross profit                                             13.3          50.5
Research and development costs                          (34.1)        (29.3)
Sales and marketing costs                                (2.6)         (2.8)
Administration costs (including costs
relating to Canton plant impairment and
restructuring costs)                              3      (7.7)         (5.5)
Other operating income - settlement of Canton
agreement                                         3         -          10.2
Other operating income - fair value of shares
received for grant of license                     3       0.4             -
___________________________________________________________________________
Operating (loss)/profit                            4    (30.7)         23.1
Finance income                                     3      4.0           4.8
___________________________________________________________________________
Finance costs                                      3     (1.0)         (0.9)

(Loss)/profit on ordinary activities before
taxation                                               (27.7)          27.0
Taxation - UK                                      5    (1.7)          (3.7)
Taxation - overseas                                5     2.4           (3.6)
___________________________________________________________________________
(Loss)/profit on ordinary activities after
taxation attributable to shareholders                   (27.0)         19.7
___________________________________________________________________________
Basic (loss)/earnings per ordinary share (in
pence)                                           6      (25.2)p        18.5p
Diluted (loss)/earnings per ordinary share
(in pence)                                       6      (25.2)p        18.1p
___________________________________________________________________________

A statement of changes in equity is given in note 23.

The accompanying notes are an integral part of this consolidated income statement.

All amounts in 2005 and 2004 arise from continuing operations.


CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES FOR THE YEARS ENDED DECEMBER 31
                                                     2005         2004
                                                     GBPm         GBPm
_______________________________________________________________________
Retained (loss)/profit for the year                 (27.0)        19.7
Gain/(loss) on foreign currency exchange              1.6         (2.5)
Revaluation of available-for-sale investment (net
of deferred tax)                                      0.1            -
Total (expense)/income recognized for the year      (25.3)        17.2
_______________________________________________________________________


CONSOLIDATED BALANCE SHEET AT DECEMBER 31

                                                            2005        2004
                                                     Notes  GBPm        GBPm
____________________________________________________________________________
Assets
Non-current assets
Goodwill                                               7    14.9        15.4
Other intangible assets                                8     4.2         4.1
Property, plant and equipment                          9    19.8        18.5
Deferred tax asset                                     5     0.3           -
Financial assets: available-for-sale investment       11     0.6           -
Other non-current assets                              12       -         2.5
____________________________________________________________________________
                                                            39.8        40.5
____________________________________________________________________________
Current assets
Inventory                                             13     3.6         6.0
Current tax assets                                           1.3         1.9
Trade and other receivables                           14    20.6        13.7
Financial assets: derivative financial instruments    15     0.1           -
Liquid investments                                    15    18.8        20.8
Cash and cash equivalents                             16    49.2        81.0
____________________________________________________________________________
                                                            93.6       123.4
____________________________________________________________________________
Liabilities
Current liabilities
Financial liabilities:
- short-term borrowings                               17    (4.0)      (3.6)
- short-term financial liabilities                    17    (7.2)      (3.1)
- derivative financial instruments                    15       -        (0.1)
Trade and other payables                              18   (16.1)       (8.3)
Accruals and deferred income                               (14.1)      (27.9)
Income tax payable                                          (3.1)       (4.6)
Provisions                                            19    (2.3)          -
____________________________________________________________________________
                                                           (46.8)      (47.6)
____________________________________________________________________________
Net current assets                                          46.8        75.8
____________________________________________________________________________
Non-current liabilities
Investment in Joint Venture                           20    (0.3)       (0.3)
Long-term financial liabilities                       17    (1.6)       (6.3)
Other non-current liabilities                         21       -        (0.5)
Deferred tax liabilities                               5    (1.7)       (1.7)
____________________________________________________________________________
                                                            (3.6)       (8.8)
____________________________________________________________________________
Net assets                                                  83.0       107.5
____________________________________________________________________________

Shareholders' equity
____________________________________________________________________________
Share capital                                         22    10.7        10.7
Share premium                                         23    98.0        97.8
Other reserves                                        23    (0.9)       (2.5)
Retained earnings                                     23   (24.8)        1.5
____________________________________________________________________________
Total shareholders' equity                                  83.0       107.5
____________________________________________________________________________

The financial statements were approved by the Board of Directors on May 9, 2006 and were authorized for issue on its behalf by David Lawrence, Chief Financial Officer.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31

                                                             2005        2004
                                                      Notes  GBPm        GBPm
_____________________________________________________________________________
Operating activities
(Loss)/profit on ordinary activities before tax             (27.7)       27.0
Depreciation and amortization                                 5.3         6.3
Increase in working capital                                  (2.8)      (51.1)
Other non-cash movements                                     (0.7)        2.6
Net finance costs                                            (3.0)       (3.9)
Taxes paid                                                   (0.4)       (1.6)
_____________________________________________________________________________
Cash flows from operating activities                        (29.3)      (20.7)
_____________________________________________________________________________
Investing activities
Purchase of business operations                              (1.7)       (0.8)
Disposal of investments                                         -         0.7
Purchase of intangibles                                      (0.4)          -
Purchase of property, plant and equipment                    (3.7)       (3.4)
_____________________________________________________________________________
Cash flows used in investing activities                      (5.8)       (3.5)
_____________________________________________________________________________
Financing activities
Interest element of finance lease payments                   (0.6)       (0.7)
Interest paid                                                (0.2)       (0.1)
Interest received                                             3.8         4.4
Proceeds from issues of shares                                0.2         1.9
Purchase of own shares                                 23    (0.2)          -
Capital element of finance lease payments                    (3.3)       (2.5)
Purchase of liquid investments                              (34.8)      (62.6)
Sale of liquid investments                                   36.8        59.6
_____________________________________________________________________________
Cash flows from financing activities                          1.7           -
_____________________________________________________________________________
Decrease in cash and cash equivalents                       (33.4)      (24.2)
Net foreign exchange difference                               1.6        (2.2)
Cash and cash equivalents at January 1,                16    81.0       107.4
_____________________________________________________________________________
Cash and cash equivalents at December 31,              17    49.2        81.0
_____________________________________________________________________________


Notes to the Group financial statements

1 ACCOUNTING POLICIES

BASIS OF PREPARATION
The consolidated financial statements of Acambis plc have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee interpretations that have been adopted for use in the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In the context of Acambis plc's consolidated financial statements, there is no difference between IFRS as adopted by the European Union and IFRS as published by the IASB. The consolidated financial statements have been prepared on a historical cost basis as modified by the revaluation of available-for-sale investments, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in pounds sterling and all values are rounded to one decimal point of the nearest million (GBPm) except where otherwise indicated.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and of revenues and expenses during the reporting period. Although these estimates are based on Management's best knowledge of the amount, event or action, actual results may ultimately differ from those estimates.

CHANGE IN ACCOUNTING POLICY
The consolidated financial statements of Acambis plc have been prepared, for the first time, in accordance with IFRS. The effect of adoption of IFRS is described in note 27 of these financial statements. A summary of the more important Group accounting policies is set out below. These accounting policies have been consistently applied in the preparation of these financial statements.

TRANSITIONAL PROVISIONS
The rules for first-time adopters of IFRS are set out in IFRS1 'First time adoption of IFRS', which allows certain transitional provisions. Acambis has applied the exemption granted by IFRS1 to goodwill acquired before August 2003. The value of goodwill relating to the acquisition of Acambis Inc. in 1999 is frozen as at January 1, 2004, whilst that relating to the acquisition of BPC in August 2003 has been restated in accordance with IFRS3 'Business combinations'.

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

REVENUE

Group revenue comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra-Group transactions) derived from contract research fees and license fees receivable from third parties in the normal course of business. Revenue from product sales is recognized when the risks and rewards of ownership have been transferred to the customer, and when the other conditions within paragraph 14 of IAS18 have been met. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognized over the period over which the services are performed. Contract research fees are recognized in the accounting period in which the related work is carried out. Milestones receivable are recognized when they fall contractually due.

Profit is recognized on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the income statement as contract activity progresses. Turnover is recognized according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs. In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs as costs incurred are a fair reflection of the services performed to date.

The smallpox vaccine contract with the CDC, awarded to Acambis in November 2001, is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D program. The two transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. In accordance with IAS18, this arrangement has therefore been treated as a single long-term contract whose elements have not been accounted for separately.

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

RESEARCH AND DEVELOPMENT COSTS
Research costs are expensed as incurred. Internally generated expenditure arising from development (or from the development phase of an internal project) is capitalized if, and only if, it satisfies all of six specified criteria in IAS38 'Intangible assets'. It is management's opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained.

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

The Group has taken advantage of the transitional provisions of IFRS2 'Share based payments' in respect of equity-settled awards and has applied IFRS2 only to equity-settled awards granted after 7 November 2002 that had not vested on December 31, 2004.

TAXATION
The tax expense represents the sum of the tax currently payable and deferred tax, including UK corporation tax and foreign tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all deductible temporary differences, carry-forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax losses can be utilized:
- except where the deferred income tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets or liabilities are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

In the UK and the US, the Group is entitled to a tax deduction for the amount treated as compensation on exercise of certain employee share options under each jurisdiction's tax rules. As explained under 'Share-based payment transactions' above, a compensation expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Acambis plc share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve.

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

GOODWILL
Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction, and taking into account the risk/likelihood of the payment being made.

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

INTANGIBLE ASSETS
Separately identifiable intangible assets acquired are capitalized at cost and those acquired from a business acquisition are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortization is charged on assets with finite lives, this expense is taken to the income statement. In the case of assets acquired relating to BPC this is through the 'Cost of sales' line item.

Intangible assets are tested for impairment when a trigger event occurs. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Useful lives are as follows: Distribution contract - 88 months Software assets - 3 years R&D technology - Variable, depending on technology

JOINT VENTURE UNDERTAKINGS
Investments in joint ventures are carried in the balance sheet at cost as adjusted by post acquisition changes in the Group's share of the net assets of the joint ventures, less any impairment in the value of the individual investments. The Group's share of net profits and losses of joint ventures is included in the income statement net of interest and tax.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

_______________________________________________________________________________
Freehold buildings                         39 years
Leasehold buildings                        15 years or term of lease if shorter
Laboratory and manufacturing equipment     4 to 7 years
Office equipment                           3 to 5 years
_______________________________________________________________________________

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

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

INVENTORIES, EXCLUDING LONG-TERM CONTRACTS
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

________________________________________________________________________________
Raw materials                                 purchase cost on a first-in,
                                              first-out basis
________________________________________________________________________________
Finished goods and work in progress           cost of direct materials and labor
                                              and a proportion of manufacturing
                                              overheads based on normal
                                              operating capacity but excluding
                                              borrowing costs.
________________________________________________________________________________


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

The Group makes certain deposits in foreign currencies for fixed terms (dual currency deposits) which, at the option of the bank, mature in that foreign currency or are converted to another currency at a pre-agreed exchange rate. The Group considers that such arrangements contain an embedded derivative element, which is separated from the host contract and accounted for as a derivative financial instrument under IAS39 'Recognition and measurement of financial instruments'. This is initially stated in the balance sheet at cost. After initial recognition, it is measured at fair value with movements in fair value recorded in the income statement.

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

The Group designates derivatives as:
-  A hedge of the fair value of an asset or liability (fair value hedge);
- A hedge of the income/cost of a highly probable forecasted transaction or commitment (cash flow hedge); or
-  A hedge of a net investment in a foreign entity.

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

PROVISIONS
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that costs will be required to be incurred to settle the obligation and a reliable estimate can be made of the amount of the obligation. Legal fees associated with litigation arising as a result of circumstances in existence at the balance sheet date are provided for based on management's best estimate of costs to be incurred.

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

ESOP TRUST
Acambis plc recognizes the assets and liabilities of the ESOP trust in its own accounts and shares held by the trust are recorded at cost as a deduction in arriving at shareholders' funds until such time as the shares vest unconditionally to employees. The trust is a separately administered trust, funded by loans from Acambis plc, whose assets comprise shares in Acambis plc.

FUTURE PRONOUNCEMENTS
At the date of approval of these financial statements the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

- an amendment to IAS21 'The effects of changes in foreign exchange rates' in respect of an entity's investment in foreign operations;
- an amendment to IAS1 'Presentation of financial statements' requiring new disclosures about entities' management of their capital resources;
- amendments to IAS39 and IFRS4 'Insurance contracts' which clarify whether financial guarantees fall within the scope of IAS39 or IFRS4 and stipulate the measurement method to be applied to such guarantees;
- an amendment to IAS39 to permit hedge accounting for certain forecast intra-Group transactions; and
- a new accounting standard, IFRS7 'Financial instruments: Disclosures'. This standard replaces IAS30 'Disclosures in the financial statements of banks and similar institutions' and the disclosure requirements in IAS32 'Financial instruments: disclosure and presentation' and locates in one place all disclosures relating to financial instruments. The new requirements incorporate many of IAS32's disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.

The Directors believe the adoption of these standards and interpretations in the future periods will have no material impact on the financial statements when they come into effect for periods after January 1, 2006.

2     SEGMENTAL INFORMATION

The Group's primary reporting format is business segments and its secondary format is geographic segments. At December 2005, the Group is organized on a worldwide basis in one business segment of vaccines, and into two geographical areas of Europe and North America. Transfer prices between segments are set on an arm's length basis in a manner similar to transactions with third parties. The Group's geographical segments are determined by location of operations.

GEOGRAPHICAL SEGMENT
The following table presents revenue and certain asset and capital expenditure information regarding the Group's geographic segments.

                                   Europe       North America      Total Group
_______________________________________________________________________________
                           2005      2004   2005         2004    2005     2004
                           GBPm      GBPm   GBPm         GBPm    GBPm     GBPm
_______________________________________________________________________________
Revenue:
Sales to external           1.8       8.5   39.1         77.0    40.9     85.5
customers
Other segment
information:
Total assets               79.3     104.0   54.1         59.9   133.4    163.9
_______________________________________________________________________________
Total assets               79.3     104.0   54.1         59.9   133.4    163.9
_______________________________________________________________________________
Capital additions:
Tangible fixed assets           -         -  5.2          3.1     5.2      3.1
Intangible assets               -         -  0.6          0.2     0.6      0.2
_______________________________________________________________________________

3   INCOME AND EXPENSES

i) OTHER INCOME

In May 2005, the Group sold information and rights of a previous R&D project in exchange for shares, valued at GBP0.4m at the time. The shares are held on the balance sheet as a financial asset (see note11). In May 2004, the Group reached a c. GBP10.6m ($19m) agreement with Baxter to terminate the Canton manufacturing agreement under which Baxter was to place manufacturing orders at Acambis' Canton facility. The first GBP5.1m ($9m) was received in May 2004 and the second installment of GBP2.6m ($5m) was received in January 2005. The third and final installment of GBP2.9m ($5m) was received in January 2006. The Group discounted future cash receipts and, as a result, recorded other operating income of GBP10.2m in 2004. In 2005 GBP0.2m (2004 - GBP0.2m) was recorded within finance income (see (iii) below), reflecting the staged payment nature of the agreement.

ii) ADMINISTRATION COSTS


                                                             2005   2004
                                                             GBPm   GBPm
________________________________________________________________________
Administration costs                                          7.7    2.9
Canton plant impairment                                         -    1.9
Restructuring costs                                             -    0.7
________________________________________________________________________
Total administration costs                                    7.7    5.5
________________________________________________________________________

iii) FINANCE INCOME
                                                             2005   2004
                                                             GBPm   GBPm
________________________________________________________________________
Unwinding of discounts in relation to deferred debtors        0.2    0.2
Interest receivable                                           3.8    4.6
________________________________________________________________________
Total finance income                                          4.0    4.8
________________________________________________________________________

iv) FINANCE COSTS
                                                             2005   2004
                                                             GBPm   GBPm
________________________________________________________________________
On bank overdrafts                                            0.2    0.1
Interest element of finance leases                            0.6    0.7
Unwinding of discounts in relation to contingent and
deferred consideration                                        0.2    0.1
________________________________________________________________________
Total finance costs                                           1.0    0.9
________________________________________________________________________

v) STAFF COSTS
                                                             2005   2004
                                                             GBPm   GBPm
________________________________________________________________________
Wages and salaries                                           14.4   14.5
Social security costs                                         1.1    1.4
Other pension and 401k costs                                  0.4    0.4
Cost of share-based payments                                  0.8    0.7
________________________________________________________________________
Total employee benefits                                      16.7   17.0
________________________________________________________________________

During 2004, a third-party company to which the Group provided administrative services paid a share of the Group's administrative costs, including GBP0.2m for staff costs. This arrangement ceased in 2004 and these costs are included in the comparative figures shown above only.

The average monthly number of employees during the year (including Executive Directors) was:

                                            UK        US     2005    2004
                                        Number    Number   Number  Number
_________________________________________________________________________
Research and development                     8        93      101     118
Sales and marketing                          3        19       22      19
Manufacturing                                -        90       90      87
Administration                              19        43       62      65
_________________________________________________________________________
                                            30       245      275     289
_________________________________________________________________________

At December 31, 2005, the Group had 285 employees (2004 - 270).


4   OPERATING (LOSS)/PROFIT

The following items are included in operating (loss)/profit:

                                             2005         2004
                                             GBPm         GBPm
______________________________________________________________
Depreciation of fixed assets:
- owned                                       3.1          2.7
- held under finance leases                   1.9          1.9
Cost of share-based payments (note 24)        0.8          0.7
Amounts paid to the Group's Auditors (see
below)                                        0.5          0.5
Operating lease charges for plant and
equipment                                     0.1          0.1
Operating lease charges for property          2.2          1.8
Loss on disposal of fixed assets              0.1          0.1
Repairs and maintenance costs for property,
plant and equipment                           0.5          0.4
Exchange (loss)/gain on foreign currency
borrowings                                   (0.4)         0.3
Cost of inventories recognized as expenses    3.0         17.9
Amortization of intangibles in cost of
sales                                         0.7          0.7
Amortization of intangibles in operating
expenses                                      0.2          0.1
______________________________________________________________

During the year the Group obtained the following services from the Group's
Auditors:

                                             2005         2004
                                             GBPm         GBPm
______________________________________________________________
Audit services:
- statutory audit                             0.2          0.1
- related regulatory reporting                0.1          0.1
Tax services:
- compliance services                         0.1          0.1
- advisory services                           0.1          0.2
______________________________________________________________
                                              0.5          0.5
______________________________________________________________

5   INCOME TAX

Tax is charged on profits made in the country where each Group company is based. Major components of income tax expense for the year are as follows:

Analysis of (credit)/charge in the            2005       2004
consolidated income statement                 GBPm       GBPm
______________________________________________________________
Current income tax                            (0.3)       4.2
Deferred taxation                             (0.4)       3.1
______________________________________________________________
Income tax (benefit)/expense in the
consolidated income statement                 (0.7)        7.3
______________________________________________________________

Tax on items charged to equity
______________________________________________________________
Current income tax credit on employee share
schemes                                          -        (1.2)
Deferred tax on revaluation of
available-for-sale investment                  0.1           -
______________________________________________________________
Income tax expense/(benefit) reported in
equity                                         0.1        (1.2)
______________________________________________________________

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to total taxation for the Group is as follows:

                                               2005       2004
                                               GBPm       GBPm
______________________________________________________________
(Loss)/profit before tax                      (27.7)      27.0

At the standard rate of corporation tax in
the UK of 30% (2004 - 30%)                     (8.3)       8.1
Effects of:
Utilization of tax losses                      (2.9)      (3.6)
Losses carried forward                         13.7          -
Expenses not deductible for tax purposes        0.2       (1.1)
Adjustments in respect of foreign tax rates    (3.5)       0.2
Other timing differences                       (0.5)       3.7
Adjustments to tax in respect of prior period   0.6          -
______________________________________________________________
Total taxation                                 (0.7)       7.3
______________________________________________________________

Movements in the deferred tax account are as follows:

                                        Deferred tax             Deferred tax
                                               asset                liability
                                         2005   2004       2005          2004
                                         GBPm   GBPm       GBPm          GBPm
_______________________________________________________________________________
At January 1,                               -    2.1       (1.7)         (1.8)
Accelerated capital allowances            0.3      -          -          (2.7)
Short-term timing differences               -      -          -           2.6
Exchange differences                        -      -        0.2           0.2
Available-for-sale investment               -      -       (0.2)            -
Tax losses                                  -   (2.1)         -             -
_______________________________________________________________________________
At December 31,                           0.3      -       (1.7)         (1.7)
_______________________________________________________________________________

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

UNRECOGNIZED DEFERRED TAX ASSETS/(LIABILITIES)

                                               2005       2004
                                               GBPm       GBPm
______________________________________________________________
Tax losses                                      7.9        0.6
R&D tax credit                                  0.7          -
Short-term timing differences                  (0.6)         -
Other                                           0.4          -
______________________________________________________________
At December 31,                                 8.4        0.6
______________________________________________________________

Deferred tax assets have not been recognized in respect of tax losses because there is uncertainty in the probability that they will be recoverable in the foreseeable future.

6   EARNINGS PER ORDINARY SHARE (BASIC AND FULLY DILUTED)

Basic EPS is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust (see note 23), which are treated as cancelled until the shares vest unconditionally with the employees.

For fully diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of dilutive potential ordinary shares.

The Group's potentially dilutive securities consist of share options and performance shares.

For basic and diluted EPS, the weighted average numbers of shares used in the calculations are set out below:


                                                    2005                   2004
_______________________________________________________________________________
                                                Weighted               Weighted
                                                 average                average
                                   Earnings       number Earnings        number
                                       GBPm    of shares     GBPm     of shares
_______________________________________________________________________________
Basic EPS
(Loss)/earnings attributable to
ordinary shareholders                 (27.0) 107,211,367     19.7   106,300,080
Effect of dilutive securities:
Options                                   -            -        -     2,349,309
_______________________________________________________________________________
Adjusted (loss)/earnings              (27.0) 107,211,367     19.7   108,649,389
_______________________________________________________________________________

                                               2005       2004
______________________________________________________________
                                                Per        Per
                                              share      share
                                             amount     amount
                                              pence      pence
______________________________________________________________
Basic EPS
(Loss)/earnings attributable to
ordinary shareholders                         (25.2)      18.5
Effect of dilutive securities:
Options                                           -       (0.4)
______________________________________________________________
Diluted EPS                                   (25.2)      18.1
______________________________________________________________


7   GOODWILL

Cost                                                                 GPBm
At January 1, 2005                                                   21.0
Adjustment to contingent consideration                               (0.8)
Exchange movement                                                     0.3
_________________________________________________________________________
At December 31, 2005                                                 20.5
Amortisation at January 1, and December 31, 2005                      5.6
_________________________________________________________________________
Net book value at December 31, 2005                                  14.9
Net book value at December 31, 2004                                  15.4
_________________________________________________________________________

Goodwill arose when Acambis Inc. was acquired in 1999 and when BPC was acquired in August 2003.

In 2003, the Group acquired BPC for $6.5m (GBP4.0m) cash, $2.0m (c. GBP1.1m) of deferred consideration and $3.2m (c. GBP1.8m) of contingent consideration. During 2005, deferred consideration of $1.6m (GBP0.9m) (2004 - $0.6m (GBP0.3m)) and contingent consideration of $1.5m (GBP0.8m) (2004 - $0.9m (GBP0.5m)) was paid. During 2005, the conditions for the payment of the remainder of the contingent consideration were not met and $1.3m (GBP0.7m) (2004 - GBPnil) was deducted from the purchase price.

IMPAIRMENT TESTING OF GOODWILL
Goodwill acquired through business combinations has been allocated to the business as a whole. Acambis operates as a global business and does not have cash-generating units at a level lower than the Group as a whole.

During the year, the goodwill has been tested for impairment in accordance with IAS36 'Impairment of assets'. The recoverable value, which is the higher of the Group's net selling price and its value in use, has been calculated based on the market capitalization of the Group. No impairment charges were made.

8   OTHER INTANGIBLE ASSETS
                                Distribution     Software         R&D
                                    contract       assets   technology   Total
                                        GBPm         GBPm         GBPm    GBPm
_______________________________________________________________________________
Cost
At January 1, 2005                       4.7          0.6            -     5.3
Additions                                  -          0.2          0.4     0.6
Exchange movement                        0.5            -            -     0.5
_______________________________________________________________________________
At December 31, 2005                     5.2          0.8          0.4     6.4
_______________________________________________________________________________
Amortization
At January 1, 2005                       0.9          0.3            -     1.2
Charge for year                          0.7          0.2            -     0.9
Exchange movement                        0.1            -            -     0.1
_______________________________________________________________________________
At December 31, 2005                     1.7          0.5            -     2.2
Net book value at December 31,
2005                                     3.5          0.3          0.4     4.2
_______________________________________________________________________________
At January 1, 2004                       5.0          0.4            -     5.4
Additions                                  -          0.2            -     0.2
Exchange movement                       (0.3)           -            -    (0.3)
_______________________________________________________________________________
At December 31, 2004                     4.7          0.6            -     5.3
_______________________________________________________________________________
Amortization
At January 1, 2004                       0.2          0.2            -     0.4
Charge for year                          0.7          0.1            -     0.8
_______________________________________________________________________________
At December 31, 2004                     0.9          0.3            -     1.2
_______________________________________________________________________________
Net book value at December 31,
2004                                     3.8          0.3            -     4.1
_______________________________________________________________________________


9   PROPERTY, PLANT AND EQUIPMENT

                                                Manufacturing
                          Freehold        Short           and
                          land and    leasehold    laboratory   Office
                         buildings improvements     equipment equipment   Total
_______________________________________________________________________________
                              GBPm         GBPm          GBPm      GBPm    GBPm
_______________________________________________________________________________
Cost
January 1, 2005                0.6         20.4           6.8       2.6    30.4
Additions                        -          3.6           0.9       0.7     5.2
Disposals                        -            -             -      (0.3)   (0.3)
Exchange movement                -          2.5           1.3       0.4     4.2
_______________________________________________________________________________
At December 31, 2005           0.6         26.5           9.0       3.4    39.5
_______________________________________________________________________________
Depreciation
At January 1, 2005               -          8.6           2.0       1.3    11.9
Charge for year                  -          3.1           1.2       0.7     5.0
Impairment                       -          0.9             -         -     0.9
Disposals                        -            -             -      (0.2)   (0.2)
Exchange movement                -          1.1           0.7       0.3     2.1
_______________________________________________________________________________
At December 31, 2005             -         13.7           3.9       2.1    19.7
_______________________________________________________________________________
Net book value
_______________________________________________________________________________
At December 31, 2005           0.6         12.8           5.1       1.3    19.8
_______________________________________________________________________________
Net book value of assets
held under finance leases
included above:
At January 1, 2005               -          4.8           0.8         -     5.6
_______________________________________________________________________________
At December 31, 2005             -          3.5           0.7         -     4.2
_______________________________________________________________________________


                                                Manufacturing
                          Freehold        Short           and
                          land and    leasehold    laboratory   Office
                         buildings improvements     equipment equipment   Total
_______________________________________________________________________________
                              GBPm         GBPm          GBPm      GBPm    GBPm
_______________________________________________________________________________
Cost

January 1, 2004                0.6         20.3           8.4       2.1    31.4
Additions                        -          1.5           0.9       0.7     3.1
Disposals                        -         (0.2)         (1.8)        -    (2.0)
Exchange movement                -         (1.2)         (0.7)     (0.2)   (2.1)
_______________________________________________________________________________
At December 31, 2004           0.6         20.4           6.8       2.6    30.4
_______________________________________________________________________________
Depreciation
At January 1, 2004               -          5.2           2.0       0.7     7.9
Charge for year                  -          2.5           1.4       0.7     4.6
Impairment                       -          1.8           0.1         -     1.9
Disposals                        -         (0.3)         (1.2)        -    (1.5)
Exchange movement                -         (0.6)         (0.3)     (0.1)   (1.0)
_______________________________________________________________________________
At December 31, 2004             -          8.6           2.0       1.3    11.9
_______________________________________________________________________________
Net book value
At January 1, 2004             0.6         15.1           6.4       1.4    23.5
At December 2004               0.6         11.8           4.8       1.3    18.5
_______________________________________________________________________________

10  SUBSIDIARIES AND JOINT VENTURES

The consolidated financial statements include the financial statements of Acambis plc and the following subsidiaries:


                                                                        Country of        Parent
   Company name                                   Main business      incorporation       company   % owned
__________________________________________________________________________________________________________
Acambis Research Limited           Corporate administration and  England and Wales   Acambis plc     100
                                                          sales
Acambis Inc.                       R&D, sales and manufacturing                 US   Acambis plc     100
Berna Products Corporation    Sales, marketing and distribution                 US   Acambis Inc.    100
Smallpox Biosecurity Limited                          Marketing  England and Wales   Acambis plc     100


JOINT VENTURE
As described in note 20, the Group has an interest in a Joint Venture. Since May 1999, Acambis has performed a pre-agreed work program on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group's financial statements.


11  FINANCIAL ASSETS: AVAILABLE-FOR-SALE INVESTMENTS


                                                              2005   2004
                                                              GBPm   GBPm
_________________________________________________________________________
At January 1,                                                    -      -
Additions                                                      0.4      -
Revaluation surplus transfer to equity (note 23)               0.2      -
_________________________________________________________________________
At December 31,                                                0.6      -
_________________________________________________________________________

In May 2005, the Group sold information and rights of a previous R&D project to Cambridge Biostability Limited, an unquoted UK company, in exchange for 1,425,200 shares. The investment represents less than a 20% shareholding in that company.

12  OTHER NON-CURRENT ASSETS

                                                              2005   2004
                                                              GBPm   GBPm
_________________________________________________________________________
Prepayments and accrued income                                     -  0.1
Settlement of Canton agreement                                     -  2.4
_________________________________________________________________________
                                                                   -  2.5
_________________________________________________________________________

The discounted interest rate used to value the Canton settlement receivable was 8.0%.
13  INVENTORY

                                                              2005   2004
                                                              GBPm   GBPm
_________________________________________________________________________
Raw materials                                                  0.4    0.4
Work in progress                                               0.5    2.7
Finished goods                                                 2.7    2.9
_________________________________________________________________________
                                                               3.6    6.0
_________________________________________________________________________

Inventory is stated net of a provision of GBP2.5m (2004 - GBP3.6m).The amount of inventory write-down recognized as an expense in 2005 was GBP1.8m
(2004-GBP4.7m). This expense is included in the cost of sales line.

14  TRADE AND OTHER RECEIVABLES

                                                              2005   2004
                                                              GBPm   GBPm
_________________________________________________________________________
Trade receivables                                             12.4    8.2
Other receivables                                              0.5    0.7
Prepayments and accrued income                                 4.8    2.2
Settlement of Canton agreement                                 2.9    2.6
_________________________________________________________________________
                                                              20.6   13.7
_________________________________________________________________________

Trade receivables are non-interest-bearing and are generally on terms of 30 to 60 days. There was a provision against trade receivables of GBP0.1m at December 31, 2005 (2004 - GBPnil).

15  FINANCIAL INSTRUMENTS
The Group's financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts, short- and long-term debtors receivable under the Canton settlement and various items, such as trade debtors and trade creditors, which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group's operations.

The main risks arising from the Group's activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group's objectives and policies for managing each of these risks. Details of the Group's objectives and policies, both during the year and since the year-end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year.

FOREIGN CURRENCY RISK
The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group's net investment in, and reported profits from, foreign subsidiaries when translated into sterling. In addition, the UK trading subsidiary enters into contracts in a variety of foreign currencies.

The Group had overall surplus cash funds throughout the year but had to determine in which currency to hold cash available for working capital and surplus funds. This was done with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group's current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return whilst mitigating the risk of fluctuations in the Group's net assets, when reported in sterling.

From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group's profits when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency transactions only. There were no forward contracts outstanding at the year-end.

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks' discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end.

Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary's functional currency. With the exception of gains and losses on those inter-Company balances that are considered to be 'as permanent as equity' and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the income statement. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.

LIQUIDITY RISK
The Board monitors the level of cash and liquid resources on a regular basis, and management monitors the level on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately 60% of the Group's cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short-term, and a maximum investment with any one counter-party of GBP20m.

INTEREST RATE RISK
The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group's policy to invest surplus cash on deposit or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board's requirement relating to the accessibility of funds and standing of financial institutions used. The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained. During the year, the Group invested in a cash deposit which accrues interest dependent on the sterling LIBOR rate. This deposit of GBP10.0m was outstanding at the year-end and was valued at GBP10.0m (2004 - deposit GBP5.8m, valued at GBP5.7m).

The following table sets out the carrying value by maturity, for each financial instrument that is exposed to interest rate risk.

2005                                Within       One-two
                                  one year         years          Total
                                      GBPm          GBPm           GBPm
________________________________________________________________________
Floating rate:
Cash                                  11.0             -           11.0
________________________________________________________________________
Fixed rate:
Short-term deposits                   38.2             -           38.2
Liquid investments                     8.8          10.0           18.8
Obligations under finance leases      (7.1)            -           (7.1)
________________________________________________________________________


2004                                Within       One-two
                                  one year         years          Total
                                      GBPm          GBPm           GBPm
________________________________________________________________________
Floating rate
Cash                                  30.2             -           30.2
________________________________________________________________________
Fixed rate
Cash                                   0.7             -            0.7
Short-term deposits                   50.1             -           50.1
Liquid investments                    20.8             -           20.8
Obligations under finance leases      (3.1)         (6.3)          (9.4)
________________________________________________________________________

The Group's main customer is the US Government and therefore it assesses the credit risk as low. There are no other significant concentrations of credit risk.

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
There is no material difference between the book values and fair values of the Group's financial assets and liabilities as at December 31, 2005. Fair values have been calculated by discounting cash flows at prevailing interest rates.

                                                      2005     2004
                                                      GBPm     GBPm
___________________________________________________________________
Assets:
Foreign currency contracts                             0.1        -
___________________________________________________________________
Liabilities:
Foreign currency contracts                               -     (0.1)
___________________________________________________________________

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

During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks' discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end (2004 - none).

From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group's profits when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency only. The Group had no forward contracts outstanding at the year-end (2004 - a forward contract to sell dollars and buy sterling outstanding at the year-end).

16  CASH AND CASH EQUIVALENTS

                                                        2005      2004
                                                        GBPm      GBPm
______________________________________________________________________
Cash                                                    11.0      30.9
Short-term deposits                                     38.2      50.1
______________________________________________________________________
                                                        49.2      81.0
______________________________________________________________________

The weighted average interest rate received in the year was 3.9% for cash at bank. Short-term deposits are made for varying periods of between one day and three months, (the weighted average maturity being 14 days) and have earned interest at 4.7%.

The Group had cash and liquid resources of GBP68.0m at December 31, 2005 (2004 - GBP101.8m). Of this amount, deposits with an original maturity of more than three months of GBP18.8m (2004 - GBP20.8m) have been classified as liquid investments. The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 16% of the Group's cash and liquid resources is available for use with a day's notice (2004 - 30%), with the remainder being invested on deposits of up to 18 months. The Group had GBP0.7m of restricted cash on deposit at the year-end (2004 - GBP0.4m).

17  FINANCIAL LIABILITIES

                                                           2005      2004
                                                           GBPm      GBPm
_________________________________________________________________________
Current:
Short-term borrowings                                       4.0       3.6
_________________________________________________________________________
Short-term financial liabilities - obligations under
finance leases                                              7.1       3.1
_________________________________________________________________________
Other financial liabilities                                 0.1         -
_________________________________________________________________________
Derivative financial liabilities                              -       0.1
_________________________________________________________________________
                                                           11.2       6.8
_________________________________________________________________________
Non-current:
Other financial liabilities                                 1.6       6.3
_________________________________________________________________________

SHORT-TERM BORROWINGS

Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron Corporation, which has been acquired by Novartis AG) given certain conditions the obligation under the bank overdraft facility of GBP4.0m (2004 - GBP3.6m) for part of the costs incurred on the ARILVAX project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAX in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAX program. The overdraft facility was fully utilized at December 31, 2005 (2004 - fully utilized) and was renewed in January 2006 for a further year.

During the year, an exchange loss of GBP0.4m (2004 - gain of GBP0.3m) was recorded in the income statement, resulting from the revaluation of this US dollar-denominated facility.

OBLIGATIONS UNDER FINANCE LEASES
The Group has a $40m (c. GBP21m) finance lease facility. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001, the Group drew down $18.6m (GBP14.0m) and has made no further draw-downs from the facility. The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility's assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.

In December 2001, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant.

OTHER FINANCIAL LIABILITIES
In May 2005, the Group purchased a fill/finish facility for c.GBP1.8m ($3m) upfront and a further c. GBP2.6m ($4.5m) in equal installments between 2006 and 2017. The balance relating to the discounted value of future payments is GBP1.7m at December 31, 2005 (2004 - GBPnil). GBP0.1m is included in 'current other financial liabilities' (2004 - GBPnil), and GBP1.6m in 'non-current other financial liabilities' (2004 - GBPnil).

18  CURRENT LIABILITIES

TRADE AND OTHER PAYABLES


                                                          2005      2004
                                                          GBPm      GBPm
________________________________________________________________________
Trade payables                                            16.0       5.8
Other taxation and social security                         0.1       0.1
Other payables                                                 -     0.7
Deferred and contingent consideration                          -     1.7
________________________________________________________________________
                                                          16.1       8.3
________________________________________________________________________

19  PROVISIONS

In August 2005 BN filed legal actions against Acambis in the US in relation to IP on its MVA smallpox vaccine. A further suit was filed in Austria in February 2006. BN alleges use of trade secrets, misappropriation and patent infringement. Acambis strongly believes these allegations are without foundation and is vigorously defending its position. A current provision of GBP2.3m (2004 - GBPnil) has been recognized in relation to future legal costs relating to the MVA litigation


20 INVESTMENT IN JOINT VENTURE

The Group has a 50% interest in the Pasteur Merieux-OraVax joint venture whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H. pylori infection in humans. The Joint Venture represents collaboration between two partnerships, Merieux-OraVax SNC and OraVax-Merieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between the companies now known as Acambis Inc. and sanofi pasteur. The Joint Venture trades under the name of Pasteur Merieux-OraVax and its accounting year-end is December 31, The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets. The Joint Venture is being wound down.

The following  information is given in respect of the Group's share of the Joint
Venture:

                                                              2005       2004
                                                              GBPm       GBPm
_____________________________________________________________________________
Loss before tax                                                 -          -
Current assets                                                0.7        0.6
Liabilities due within one year                              (1.0)      (0.9)
_____________________________________________________________________________
                                                             (0.3)      (0.3)
_____________________________________________________________________________

Due to the nature of this Joint Venture as collaboration between two partners, the following table provides an alternative analysis of the amounts shown above:

                                                            2005        2004
                                                            GBPm        GBPm
_____________________________________________________________________________

Share of cumulative amounts invested by the partners        17.0        15.2
Share of cumulative losses incurred by the Joint Venture   (17.3)      (15.5)
_____________________________________________________________________________
                                                            (0.3)       (0.3)
_____________________________________________________________________________

21       OTHER NON-CURRENT LIABILITIES

                                                             2005      2004
                                                             GBPm      GBPm
_____________________________________________________________________________

Deferred and contingent consideration                          -       0.5
_____________________________________________________________________________



22       CALLED-UP SHARE CAPITAL

                                                                                2005                       2004
                                                                     Number    GBPm        Number          GBPm
                                                         ______________________________________________________

Authorized shares of 10p each
AT JANUARY 1, AND DECEMBER 31,                                  140,000,000     14.0   140,000,000         14.0
Allotted, called-up and fully paid ordinary shares of
10p each
At January 1,                                                   107,219,329     10.7   105,637,848         10.6
Exercise of share options                                           132,078        -     1,581,481          0.1
_______________________________________________________________________________________________________________
At December 31,                                                 107,351,407     10.7   107,219,329         10.7
_______________________________________________________________________________________________________________

All shares have equal voting rights.
As described in note 23, Acambis Employees Trustees Limited holds 84,972 shares, which will be used to satisfy awards made under the LTIP. Consideration received in 2005 through the exercise of share options amounted to GBP0.2m (2004 -
GBP1.9m).


23  STATEMENT OF CHANGES IN EQUITY

                                                              Share Share premium  Retained     Other
                                                            capital       account  earnings  reserves     Total
                                                               GBPm          GBPm      GBPm      GBPm      GBPm
_______________________________________________________________________________________________________________
At January 1, 2005                                             10.7          97.8       1.5     (2.5)     107.5
Gain on foreign currency exchange                                 -             -         -       1.6       1.6
_______________________________________________________________________________________________________________
Total income and expense recognized directly in equity            -             -         -       1.6       1.6
Loss for the year                                                 -             -    (27.0)         -    (27.0)
_______________________________________________________________________________________________________________
Total income and expense recognized                               -             -    (27.0)       1.6    (25.4)
Issue of new shares                                               -           0.2         -         -       0.2
Purchase of treasury shares                                       -             -     (0.2)         -     (0.2)
Revaluation of available-for-sale investment (net of              -             -       0.1         -       0.1
deferred tax)
Credit in respect of employee share schemes                       -             -       0.8         -       0.8
_______________________________________________________________________________________________________________

At December 31, 2005                                           10.7          98.0    (24.8)     (0.9)      83.0
_______________________________________________________________________________________________________________


                                                              Share Share premium  Retained     Other
                                                            capital       account  earnings  reserves     Total
                                                               GBPm          GBPm      GBPm      GBPm      GBPm
_______________________________________________________________________________________________________________
At January 1, 2004                                             10.6          96.0    (20.1)         -      86.5
Loss on foreign currency exchange                                 -             -         -     (2.5)     (2.5)
Deferred tax on share options                                     -             -       1.2         -       1.2
_______________________________________________________________________________________________________________
Total income and expense recognized directly in equity            -             -       1.2     (2.5)     (1.3)
Profit for the year                                               -             -      19.7         -      19.7
_______________________________________________________________________________________________________________
Total income and expense recognized                               -             -      20.9     (2.5)      18.4
Issue of new shares                                             0.1           1.8         -         -       1.9
Credit in respect of employee share schemes                       -             -       0.7         -       0.7
_______________________________________________________________________________________________________________
At December 31, 2004                                           10.7          97.8       1.5     (2.5)     107.5
_______________________________________________________________________________________________________________

The amount shown in 'other reserves' relates to foreign currency translation.

At December 31, 2005, Acambis Employees' Trustees Limited held 84,972 (2004 - 62,190) ordinary shares in Acambis plc with a total nominal value of GBP0.01m (2004 - GBP0.01m). The cost of these shares of GBP0.2m (2004 - GBP0.1m) is shown as a deduction to retained earnings. The total market value of these shares at December 31, 2005 is GBP0.2m (2004 - GBP0.2m). All shares held by the Trust have been allocated to long-term incentive awards and a charge has been made in respect of all of these awards. All costs relating to the administration of the Trust are included within the accounts of Acambis plc as they arise.

24       SHARE-BASED PAYMENTS

SUMMARY OF SHARE SCHEMES IN OPERATION DURING THE YEAR

Acambis had the following share-based payment schemes in operation during the year.

1996 AND 1999 SCHEMES
The 1996 Scheme and the 1999 Plan involve the grant of market-value share options to participants. The options are subject to a market-based performance condition (Acambis' TSR performance against a comparator group). The options granted have a maximum contractual life of 10 years with the exception of the 15 October 2005 and 28 October 2003 options granted to employees which have a maximum contractual life of four years. For all options granted after January 1, 2004 (to employees or Directors) performance is measured over three years and there is no retesting of the performance condition. Further information regarding the operation of the scheme can be found in the remuneration report.

LTIP
The LTIP involves the grant of nil-cost share options to participants. The options are subject to a market-based performance condition (Acambis' TSR performance against a comparator group). The options granted have a maximum contractual life of three years and six months. For all options granted under the LTIP performance is measured over three years and there is no retesting of the performance condition. Further information regarding the operation of the scheme can be found in the remuneration report.

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


Options outstanding under all schemes are as follows:
                                                        January 1,                                   December 31,
                                                              2005   Granted  Exercised    Lapsed            2005
_________________________________________________________________________________________________________________
Scheme                                                        '000      '000       '000      '000            '000
1996                                                           233        36        (10)      (59)            200
1999                                                         3,173       806       (104)     (342)          3,533
SAYE                                                           105        38        (12)      (50)             81
ESPP                                                            85        50          -       (60)             75
1990 US(1)                                                     121         -          -      (107)             14
1995 US(2)                                                     155         -          -       (28)            127
_________________________________________________________________________________________________________________
Total                                                        3,872       930       (126)     (646)          4,030
_________________________________________________________________________________________________________________

                                                        January 1,                                   December 31,
                                                              2004   Granted  Exercised    Lapsed            2004
_________________________________________________________________________________________________________________
Scheme                                                        '000      '000       '000      '000            '000
1995                                                             5         -         (5         -               -
1996                                                           318        70       (113)      (42)            233
1999                                                         3,925       864     (1,277)     (339)          3,173
SAYE                                                           192        24       (105)       (6)            105
ESPP                                                            79        20          -       (14)             85
1990 US(1)                                                     167         -        (46)        -             121
1995 US(2)                                                     190         -        (35)        -             155
_________________________________________________________________________________________________________________
Total                                                        4,876       978     (1,581)     (401)          3,872
_________________________________________________________________________________________________________________

NOTES
 1 The OraVax 1990 Stock Incentive Plan
 2 The OraVax 1995 Stock Incentive Plan

The following table shows outstanding options, divided into ranges to help assess the number and timing of additional shares that may be issued and the cash that may be received upon exercise of those options.

                                                       Weighted average  Period exercisable in           Number
Year of grant                                            exercise price   normal circumstances      outstanding
_________________________________________________________________________________________________________________

1996                                                               $26.02              1999-2006           30,547
1996                                                              GBP1.70              1999-2006           17,685
1997                                                                $4.89              2000-2007          105,443
1999                                                                $1.68              2002-2009            5,090
1999                                                              GBP0.36              2002-2009           85,434
2000                                                              GBP0.92              2003-2006          250,000
2000                                                              GBP0.96              2003-2010            3,600
2001                                                              GBP1.25              2004-2006          208,000
2001                                                              GBP3.33              2004-2006           19,520
2001                                                              GBP1.38              2004-2011          258,201
2002                                                              GBP2.46              2005-2006          237,152
2002                                                              GBP1.80              2005-2006           16,065
2002                                                              GBP2.62              2005-2012          363,419
2003                                                              GBP3.26              2006-2007          265,716
2003                                                              GBP2.74              2006-2007            8,346
2003                                                              GBP3.00              2006-2013          359,265
2004                                                              GBP2.65                   2006           24,798
2004                                                              GBP2.81              2007-2008          377,340
2004                                                              GBP2.36              2007-2008           17,896
2004                                                              GBP2.91              2007-2014          462,949


                                                       Weighted average  Period exercisable in           Number
Year of grant                                            exercise price   normal circumstances      outstanding
_________________________________________________________________________________________________________________

2005                                                              GBP1.87                   2007           50,652
2005                                                              GBP2.46              2008-2009          344,440
2005                                                              GBP2.01              2008-2009           38,414
2005                                                              GBP2.34              2008-2015          479,895
_________________________________________________________________________________________________________________
Total                                                                                                   4,029,867
_________________________________________________________________________________________________________________

The weighted average share price of the 1,419,620 options exercisable at December 31, 2005 was GBP2.70.

Whilst they have no present intention of utilizing such authority, at the AGM to be held on 23 June 2006 the Directors will seek authority from the  shareholders to allot shares up to an aggregate  nominal  value of  GBP3,264,670  (32,646,703 ordinary shares of 10p each), being the un-issued ordinary shares of Acambis plc at 21 April 2006. Currently,  the Directors have authority to allot shares up to an aggregate nominal value of GBP3,276,481.

The Group operates an HM Revenue and Customs-approved SAYE scheme in the UK and an ESPP scheme in the US.

CHARGE IN THE INCOME STATEMENT
In accordance with the transitional provisions of IFRS2, Acambis has recognized an expense in respect of all grants under these plans made after 7 November 2002 which remained unvested at December 31, 2004. Acambis recognized a total expense of GBP0.8m in 2005 (2004 - GBP0.7m) in accordance with IFRS2.

FINANCIAL DETAILS OF SHARE OPTIONS
Options were exercised on a regular basis during the year. The average share price during 2005 was GBP2.35. The weighted average fair values for grants made in the year are as noted in the table below. Grants made to employees and Directors under the 1996 and 1999 Plans are shown separately since different inputs have been used for these grants.


                                                                   2005    2004
Weighted  average fair value
                                                                    GBP     GBP
________________________________________________________________________________
1996 Plan (Employee  grants)                                         0.83   1.12
1996 Plan (Director grants)                                           N/A   1.36
1999 Plan (Employee grants)                                          0.68   1.03
1999 Plan (Director grants)                                          0.84   1.19
LTIP                                                                 1.41   2.37
ESPP                                                                 0.62   1.36
SAYE                                                                 0.88   1.16
________________________________________________________________________________

The assumptions used in the calculation of the fair values in the above table are:

* Expected volatility was based on the historical volatility of the Acambis plc share price:
   - over the three years prior to the grant date for employee grants under the 1996 and 1999 Plan and all grants under the SAYE Scheme and LTIP;
       - over the four years prior to the grant date for Director grants under the 1996 and 1999 Plan; and
   -   over the two years prior to the grant date for all grants under the ESPP.
 * A zero dividend yield assumption has been used in the calculation of these fair values.
1996 PLAN, 1999 PLAN AND LTIP
The fair value of shares awarded under the 1996 Plan and 1999 Plan is calculated using a binomial option pricing model adjusted to reflect the TSR market-based performance condition. The awards were calculated using the following assumptions:

1996 PLAN (EMPLOYEE GRANTS)
                                                               2005         2004
________________________________________________________________________________

Weighted average share price (GBP)                             2.58         3.00
Weighted average exercise price (GBP)                          2.58         2.93
Weighted average volatility (%)                                41.4         51.1
Weighted average correlation (%)                                5.0         14.8
Weighted average expected life (years)                          3.5          3.5
Weighted average risk-free interest rate (%)                    4.6          4.7
________________________________________________________________________________

1996 PLAN (DIRECTOR GRANTS)
                                                              2005         2004
________________________________________________________________________________
Weighted average share price (GBP)                             N/A         3.46
Weighted average exercise price (GBP)                          N/A         3.46
Weighted average volatility (%)                                N/A         53.6
Weighted average correlation (%)                               N/A         14.3
Weighted average expected life (years)                         N/A         4.00
________________________________________________________________________________
Weighted average risk-free interest rate (%)                   N/A          4.6
________________________________________________________________________________

1999 PLAN (EMPLOYEE GRANTS)
                                                               2005         2004
________________________________________________________________________________
Weighted average share price (GBP)                            2.41         2.85
Weighted average exercise price (GBP)                         2.41         2.84
Weighted average volatility (%)                               36.9         50.2
Weighted average correlation (%)                               4.3         14.9
Weighted average expected life (years)                         3.1          3.5
Weighted average risk-free interest rate (%)                   4.3          4.7
________________________________________________________________________________
1999 PLAN (DIRECTOR GRANTS)
                                                              2005         2004
________________________________________________________________________________
Weighted average share price (GBP)                            2.34         3.05
Weighted average exercise price (GBP)                         2.34         3.04
Weighted average volatility (%)                               47.9         52.0
Weighted average correlation (%)                               4.5         14.5
Weighted average expected life (years)                         4.0          3.7
Weighted average risk-free interest rate (%)                   4.3          4.7
________________________________________________________________________________

LTIP
                                                              2005         2004
________________________________________________________________________________
Weighted average share price (GBP)                            2.19         3.46
Weighted average exercise price (GBP)                            -            -
Weighted average volatility (%)                               40.8         53.3
Weighted average correlation (%)                               5.0         15.0
Weighted average expected life (years)                         3.0          3.0
Weighted average risk-free interest rate (%)                   4.3          4.5
________________________________________________________________________________

The 1996 Plan, 1999 Plan and the LTIP have a TSR market-based performance condition, such that the Acambis plc TSR over the performance period will be compared with the TSR of the comparator companies on the date of grant. The maximum number of shares would vest if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% vesting at a ranking of the median. No shares vest if Acambis' ranking falls below the median. The fair value of options under the 1996 Plan, 1999 Plan and LTIP has been adjusted to take into account this market-based performance condition using a pricing model based on expectations about volatility and the correlation of share price returns in the group of comparator companies and which incorporates into the valuation the interdependency between share price performance and TSR vesting.


ESPP AND SAYE GRANTS
The fair value of options granted under the ESPP and SAYE scheme are calculated using a binomial option pricing model with the following assumptions:

ESPP
                                                               2005        2004
________________________________________________________________________________
Weighted average share price (GBP)                              2.17        3.44
Weighted average exercise price (GBP)                           1.87        2.65
Weighted average volatility (%)                                 32.4        44.8
Expected life (years)                                            2.0         2.0
Weighted average risk-free interest rate (%)                     4.4         5.0
________________________________________________________________________________
                                                                2005        2004
________________________________________________________________________________
   Weighted average share price (GBP)                           2.39        3.51
   Weighted average exercise price (GBP)                        2.01        2.74
   Weighted average volatility (%)                              34.7        55.2
   Expected life (years)                                         3.3         3.3
   Risk-free interest rate (%)                                   4.3         4.9
________________________________________________________________________________

FAIR VALUE OF OPTIONS GRANTED IN 2003
The charge under IFRS2 for the current period includes a charge for options granted under the above schemes during the year ended December 31, 2003 and the year ended December 31, 2002 with the following weighted average grant date fair values:

                                                               2003         2002
                                                               GBP           GBP
________________________________________________________________________________
   1996 Plan (Employee grants)                                 1.25         1.11
   1996 Plan (Director grants)                                  N/A          N/A
   1999 Plan (Employee grants)                                  1.23        1.13
   1999 Plan (Director grants)                                  1.33         N/A
   LTIP                                                         2.24         N/A
   ESPP                                                         1.66         N/A
   SAYE                                                         1.78         N/A
________________________________________________________________________________

The fair values for the 2003 grants were  calculated  using the  binomial  model
(adjusted for the TSR performance condition where relevant).

                                          1996 Plan   1996 Plan    1999 Plan  1999 Plan
                                          (Employee   (Director    (Employee  (Director
                                            grants)     grants)      grants)    grants)  LTIP   ESPP  SAYE
                                      ____________________________________________________________________

Weighted average share price (GBP)            3.34         N/A         3.21       2.94   3.23  3.72   3.51
Weighted average exercise price (GBP)         3.34         N/A         3.17       2.94      -  3.08   2.74
Weighted average volatility (%)               55.0         N/A         55.8       63.7   55.2  59.2   55.2
Weighted average expected life                 3.2         N/A          3.3        4.0    3.0   2.0    3.3
(years)
Weighted average risk-free
interest rate (%)                              4.5         N/A          4.4        4.4    3.8   3.4    4.9
__________________________________________________________________________________________________________

The fair values for the 2002 grants were  calculated  using the  binomial  model
(adjusted for the TSR performance condition where relevant).



                                          1996 Plan   1996 Plan    1999 Plan  1999 Plan
                                          (Employee   (Director    (Employee  (Director
                                            grants)     grants)      grants)    grants)   LTIP  ESPP   SAYE
                                      _______________________________________________________________________

Weighted average share price (GBP)            2.47         N/A         2.52        N/A    N/A   N/A    N/A
Weighted average exercise price (GBP)         2.47         N/A         2.52        N/A    N/A   N/A    N/A
Weighted average volatility (%)               66.8         N/A         66.7        N/A    N/A   N/A    N/A
Weighted average expected life (years)         3.5         N/A          3.5        N/A    N/A   N/A    N/A
Weighted average risk-free
interest rate (%)                              4.3         N/A          4.4        N/A    N/A   N/A    N/A
__________________________________________________________________________________________________________

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

25       FINANCIAL COMMITMENTS

i) LEASE COMMITMENTS
The minimum lease payments under operating leases are as follows:

                                                                             Land and
                                                                            buildings  Plant and machinery
                                                                    ______________________________________
                                                                        2005     2004      2005       2004
                                                                        GBPm     GBPm      GBPm       GBPm
__________________________________________________________________________________________________________
Total commitments under operating lease:
Due within one year                                                      2.3      1.7       0.1        0.1
Due within one to five years                                             9.6      3.1       0.2        0.1
Due beyond five years                                                    8.2      7.7         -          -
__________________________________________________________________________________________________________
                                                                        20.1     12.5       0.3        0.2
__________________________________________________________________________________________________________

In March 2000, the Group entered into a sub-lease with Medivir UK Limited with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until November 2004. During 2004, Medivir contributed GBP0.2m in operating lease rentals relating to land and buildings (2005 - GBPnil).

ii) CAPITAL COMMITMENTS

At the end of the year, capital commitments contracted but not provided for were GBP0.1m (2004 - GBP0.2m).


iii) PENSION ARRANGEMENTS
The Group provides pension benefits to all full-time employees on a defined contribution basis. Employees may operate private personal pension schemes. The normal age of retirement for UK staff is 65 years. In the US, the Group offers a '401k Savings and Retirement Plan' for all employees, including Executive Directors. The Group pension cost (including 401k costs) for the year was GBP0.4m (2004 - GBP0.4m). At the year-end, the Group owed GBP0.2m (2004 - GBP0.2m) to the pension schemes. This amount is shown in the balance sheet under 'accruals and deferred income'.

26       RELATED PARTY TRANSACTIONS

For the year ended December 31, 2005, the Group has included turnover of GBPnil (2004 - GBP0.1m) in respect of costs incurred in performing services for the Joint Venture and a loss of GBPnil (2004 - GBP0.1m) within its Group financial statements. At December 31, 2005, the amounts the Group owed to the Joint Venture amounted to GBP0.4m (2004 - GBP0.3m).

Amounts owed by the Joint Venture to the Group at December 31, 2005 were GBP0.3m (2004 - GBP0.3m).

DIRECTORS' REMUNERATION, INTERESTS AND TRANSACTIONS
Full disclosure of Directors' remuneration, interests and transactions is given in that part of the remuneration report that is required to be audited. Aggregate gains made by Directors on the exercise of share options were GBP0.1m (2004 - GBP1.8m).

KEY MANAGEMENT COMPENSATION
The remuneration received by key management personnel, including the Directors, is as follows:

                                                                  2005      2004
                                                                  GBPm      GBPm
________________________________________________________________________________
Salaries and short-term employee benefits                          1.6       1.5
Post-employment benefits                                           0.1       0.1
Other long-term benefits                                             -         -
Termination benefits                                                 -       0.2
Share-based payments                                               0.3       0.2
________________________________________________________________________________
                                                                   2.0       2.0
________________________________________________________________________________

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including all Executive and Non-executive Directors. The number of key management personnel whose remuneration is included above is 11 (2004 - 12).

DIRECTORS' INTERESTS

No Director or key management personnel had any disclosable related party transactions with the Group during the year.

27       RECONCILIATION OF EQUITY AND PROFIT UNDER UK GAAP TO IFRS

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


EXPLANATORY NOTES
The notes below explain the impact that the adoption of IFRS has had on the Group's consolidated results.

i) IFRS1 'FIRST TIME ADOPTION OF IFRS'
The Group has taken advantage of the following exemptions available under IFRS1:

*   To apply IFRS3 'Business combinations' from August 2003;
* To treat all at cumulative translation differences on overseas subsidiaries as zero at the date of transition to IFRS; and
* Not to apply IFRS2 'Share based payments' to awards made before 7 November 2002, and that had not vested at December 31, 2004.

ii) IFRS3 'BUSINESS COMBINATIONS'
Under UK GAAP, the excess of consideration over the fair value of net assets acquired was recognized as goodwill, and amortized over its useful economic life. Under IFRS, intangible assets acquired in a business combination are recognized at their fair value subject to meeting the definition of an intangible asset as set out in IAS38 'Intangible assets'. The residual goodwill is not subject to amortization, and is tested annually for impairment along with any other indefinite life assets in accordance with IAS36 'Impairment of assets'. Intangible assets acquired in a business combination are tested for impairment when there are indicators that the asset is impaired.

The adoption of IFRS3 has had the following impact:
 *   Amortization of goodwill for Acambis Inc. ceases from January 2004;
 *   Amortization of goodwill for BPC ceases from August 2003; and
 * The application of IFRS to the BPC acquisition in 2003 has resulted in the creation of an intangible asset and associated deferred tax liability and a reduction in the carrying amount of goodwill.

iii) IFRS2 'SHARE-BASED PAYMENTS'
Acambis offers share options to employees as an employment benefit. Under UK GAAP, no accounting charge is made for share options issued at market value. Under IFRS, a fair value must be calculated and recognized as an expense over the vesting period, with a corresponding increase in equity. Deferred tax is recognized on share options where there is a temporary timing difference, which arises when the accounting book value and the tax book value of the options differ.

The charge previously made relating to UITF 17 (Revised 2003) 'Employee Share Schemes' has been reversed, as it is replaced by the IFRS2 charge. Deferred tax is calculated based on the expected tax deduction on exercise of the options compared to the accounting charge on grant of the option. Acambis has not provided for any increase in a deferred tax asset. Under IFRS, income tax relating to items recognized directly in equity is recognized in equity and not in the income statement, resulting in a movement between the tax charge under UK GAAP and equity under IFRS.

iv) IAS38 'INTANGIBLE ASSETS'
IAS38 has had the following impact:
* Capitalized software has been reclassified from 'property plant and equipment' to 'intangible assets'; and
* Certain intangible assets acquired in a business are recognized at their value as described in explanatory note (ii).

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

v) IAS12 'INCOME TAX'
Under IFRS deferred tax is recognized on taxable temporary differences arising between the tax base and the accounting base of balance sheet items. The scope of IAS12 is wider than the corresponding UK GAAP standards, and means that deferred tax is recognized on certain temporary differences that would not have given rise to deferred tax under UK GAAP. For Acambis, the main differences on adoption of IFRS arise in relation to intangible assets acquired in a business combination and share-based payments.

vi) IAS17 'LEASES'
Under IAS17, the presentation of the Canton finance lease facility differs from that under UK GAAP. Under IFRS the asset is restated to the net present value of the minimum lease payments, with a corresponding entry recorded as a lease creditor. This is unwound over the period of the lease.

vii) IAS21 'THE EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES'
Cumulative exchange differences arising on the retranslation of the Group's overseas subsidiaries are reported as a separate component of equity under IFRS. There is no impact on the balance at transition as Acambis has taken advantage of the exemption available under IFRS1, as described above.

viii) IAS7 'CASH FLOW STATEMENT'

The following differences have arisen between the consolidated cash flow statement presented under UK GAAP, and the consolidated statement of cash flows prepared under IFRS:

 * Reclassification of certain liquid investments as cash and cash equivalents; and
 * Reduction in the amounts disclosed as 'purchases of liquid investments' and 'sale of liquid investments'. The adoption of IFRS had no material impact on the underlying cash flows of the Group.

ix) IAS39 'RECOGNITION AND MEASUREMENT OF FINANCIAL INSTRUMENTS'
Under IFRS, derivative financial instruments are recorded at fair value, which has resulted in a net decrease in assets of GBP0.1m at January 1, 2005.

RECONCILIATION OF PROFIT FOR YEAR ENDED DECEMBER 31, 2004

________________________________________________________________________________________________________
                                                                           UK GAAP    Adjustment     IFRS
                                                              Note            GBPm         GBPm     GBPm
________________________________________________________________________________________________________
Revenue                                                       (ii)            85.5            -     85.5
Cost of sales                                                                (34.3)        (0.7)   (35.0)
________________________________________________________________________________________________________
Gross profit                                                                  51.2         (0.7)    50.5
Research and development costs                               (iii)           (28.9)        (0.4)   (29.3)
Sales and marketing costs                                    (iii)            (2.7)        (0.1)    (2.8)
Administration costs including costs relating to Canton     (i),
plant impairment and restructuring costs                    (ii),
                                                             (iii)            (7.7)         2.2     (5.5)
Other operating income - settlement of Canton agreement                       10.2            -     10.2
________________________________________________________________________________________________________
Operating profit                                                              22.1          1.0     23.1
Non-operating income                                                           0.2         (0.2)       -
Finance income                                                                 4.8            -      4.8
Finance costs                                                                 (0.9)           -     (0.9)
________________________________________________________________________________________________________
Profit before tax                                                             26.2          0.8     27.0
Taxation                                                       (v)            (6.4)        (0.9)    (7.3)
________________________________________________________________________________________________________
Profit for the year attributable to shareholders                              19.8         (0.1)    19.7
________________________________________________________________________________________________________
Earnings per ordinary share (basic)                                           18.6p        (0.1)p   18.5p
Earnings per ordinary share (fully diluted)                                   18.2p        (0.1)p   18.1p



 RECONCILIATION OF EQUITY DECEMBER 31, 2004

________________________________________________________________________________________________________
                                                                           UK GAAP   Adjustment     IFRS
                                                               Note           GBPm         GBPm     GBPm
________________________________________________________________________________________________________
Assets
Non-current assets
Goodwill                                                       (ii)           16.0         (0.6)    15.4
Other intangible assets                                       (ii),              -          4.1      4.1
                                                               (iv)
Property, plant and equipment                                 (iv),           17.5          1.0     18.5
                                                               (vi)
Other non-current assets                                                       2.5            -      2.5
________________________________________________________________________________________________________
                                                                              36.0          4.5     40.5
Current assets
Inventory                                                                      6.0            -      6.0
Trade and other receivables                                                   13.7            -     13.7
Current tax assets                                                             1.9            -      1.9
Liquid investments                                           (viii)           70.9        (50.1)    20.8
Cash and cash equivalents                                    (viii)           30.9         50.1     81.0
________________________________________________________________________________________________________
                                                                             123.4            -    123.4
Liabilities
Current liabilities
Interest-bearing loans and borrowings                                         (6.7)           -     (6.7)
Trade and other payables                                                      (8.3)           -     (8.3)
Accruals and deferred income                                   (vi)          (26.6)        (1.3)   (27.9)
Derivative financial instruments                               (ix)              -         (0.1)    (0.1)
Income tax payable                                                            (4.6)           -     (4.6)
                                                                             (46.2)        (1.4)   (47.6)
________________________________________________________________________________________________________
Net current assets                                                            77.2         (1.4)    75.8
Non-current liabilities
Investment in Joint Venture                                                   (0.3)           -     (0.3)
Long-term financial liabilities                                               (6.3)           -     (6.3)
Other non-current liabilities                                                 (0.5)           -     (0.5)
Deferred income tax liabilities                                (ii)           (0.1)        (1.6)    (1.7)
                                                                              (7.2)        (1.6)    (8.8)
________________________________________________________________________________________________________
Net assets                                                                   106.0          1.5    107.5
________________________________________________________________________________________________________
Shareholders' equity
Share capital                                                                 10.7            -     10.7
Share premium                                                                 97.8            -     97.8
Other reserves                                                (vii)              -         (2.5)    (2.5)
Retained earnings                                                             (2.5)         4.0      1.5
________________________________________________________________________________________________________
Total shareholders' equity                                                   106.0          1.5    107.5
________________________________________________________________________________________________________


RECONCILIATION OF EQUITY AT 1 JANUARY 2004

________________________________________________________________________________________________________
                                                                           UK GAAP   Adjustment     IFRS
                                                               Note           GBPm         GBPm     GBPm
________________________________________________________________________________________________________
Assets
Non-current assets
Goodwill                                                       (ii)           18.4         (2.9)    15.5
Other intangible assets                                       (ii),            0.8          4.9      5.7
                                                               (iv)
Property, plant and equipment                                 (iv),           21.0          2.6     23.6
                                                               (vi)
Deferred tax assets                                                            2.1            -      2.1
Other non-current assets                                                       0.1            -      0.1
________________________________________________________________________________________________________
                                                                              42.4          4.6     47.0
Current assets
Inventory                                                                     18.2            -     18.2
Trade and other receivables                                                   10.2            -     10.2
Liquid investments                                           (viii)           62.0        (44.2)    17.8
Cash and cash equivalents                                    (viii)           63.2         44.2    107.4
________________________________________________________________________________________________________
                                                                             153.6            -    153.6
Liabilities
Current liabilities
Trade and other payables                                                     (15.4)           -    (15.4)
Interest-bearing loans and borrowings                                         (6.9)           -     (6.9)
Accruals and deferred income                                   (vi)          (74.3)        (1.4)   (75.7)
Income tax payable                                                            (0.3)           -     (0.3)
                                                                             (96.9)        (1.4)   (98.3)
________________________________________________________________________________________________________
Net current assets                                                            56.7         (1.4)    55.3
Non-current liabilities
Investment in Joint Venture                                                   (0.3)           -     (0.3)
Long-term financial liabilities                                               (9.6)           -     (9.6)
Accruals and deferred income                                   (vi)           (0.1)        (1.4)    (1.5)
Other non-current liabilities                                                 (2.6)           -     (2.6)
Deferred income tax liabilities                                (ii)              -         (1.8)    (1.8)
                                                                             (12.6)        (3.2)   (15.8)
________________________________________________________________________________________________________
Net assets                                                                    86.5            -     86.5
________________________________________________________________________________________________________
Shareholders' equity
Share capital                                                                 10.6            -     10.6
Share premium                                                                 96.0            -     96.0
Retained earnings                                                            (20.1)           -    (20.1)
Total shareholders' equity                                                    86.5            -     86.5
________________________________________________________________________________________________________



28    RECONCILIATION TO US ACCOUNTING PRINCIPLES
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS FOLLOWED BY THE GROUP AND US
GAAP

The Group's financial statements have been prepared under IFRS, which differs in certain significant respects from US GAAP. The principal differences between the Group's accounting policies under IFRS and US GAAP are set out below. As noted in Note 1 of the financial statements, the consolidated financial statements of Acambis have been prepared, for the first time, in accordance with IFRS.

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

For purposes of US GAAP, the Group has determined the fair value of the development and manufacturing portions of the contract and has allocated the total contract value to the development and manufacturing using the relative fair value method as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, 'Accounting for Revenue Arrangements with Multiple Deliverables'.
The development portion of the contract consists of the completion of Phase I/II clinical trials, completion of Phase III clinical trials, completion and submission of a Biologics License Application with the FDA and post FDA approval activities. The manufacturing portion consists of the manufacture and delivery of smallpox vaccine to the CDC.
The fair values were determined using the US regulations and guidance applicable to government contracts utilizing specifically the contracting regulations stipulated in the Federal Acquisition Regulation (FAR), together with the evidence provided by the Group's ACAM1000 contract. After determining the fair value of the two elements of the contract, as noted above, the Group allocated the arrangement consideration to the separate units of accounting using the relative fair value method. $152m of the ACAM2000 contract was allocated to the research and development element and $276m allocated to the manufacturing element.

The table below shows total revenue recognized relating to each major class under the $428m contract in 2005 and 2004:

                                                               Year ended Dec 31
                                                               2005         2004
                                                              GBPm          GBPm
________________________________________________________________________________
Development                                                    20.3         21.6
Manufacturing                                                     -         33.7
________________________________________________________________________________
Total revenue under US GAAP for the contract                   20.3         55.3
________________________________________________________________________________




Under US GAAP, with respect to the development work, revenue is recognized under the proportional performance method as services are provided under the contract. The development work has been further broken down into three distinct phases consisting of:
o        four phase I/II clinical trials;
o        two phase III clinical trials; and
o        submitting IND and obtaining FDA approval.
The development revenue was allocated to these three distinct phases using the relative fair value method using the same methodology to determine fair value that was applied to the development services as a whole as noted above. The Group determined this was necessary because the level of effort was not consistent throughout each of these phases. Therefore, after allocating the revenue to each of these phases, such revenue was recognized on a straight-line basis over the expected performance period of each phase. Relevant cost of revenue is recorded on an accrual basis as actual costs are incurred; this contrasts with the IFRS treatment, where revenues are recognized as costs are incurred, using the principles of long-term contract accounting.

Manufacturing costs were held on the balance sheet as 'inventory' until the relevant criteria for revenue recognition are met. The Group recognized revenue on the manufacturing portion of the contract as smallpox vaccine was delivered to the CDC. Thus, manufacturing revenue and costs were recognized in the income statement on the transfer of the risks and rewards of ownership, typically through delivery of product to the customer's premises, assuming all other revenue recognition criteria were met at this time.
Costs associated with expected re-labeling to be undertaken in the future were being accrued as smallpox vaccine was delivered to the CDC. Costs and revenue associated with providing storage or vaccine disposal services are only included when, and if, it is deemed probable that such services will be performed.

b) INVENTORY SUBJECT TO DEFERRED REVENUE ARRANGEMENTS
In the case of inventory subject to deferred revenue arrangements, the criteria specified for determining whether the risks and rewards of ownership have transferred differ between IFRS and US GAAP. At December 31, 2004, a proportion of revenue relating to certain batches of smallpox vaccine were required to be recognized under IFRS the relevant recognition criteria having been met. US GAAP stipulates additional criteria, including that all components of the vaccine have been delivered. As at December 31, 2004 certain batches did not meet this criterion, with the result that the costs and revenues were not recognizable in the year ended December 31, 2004 under US GAAP. Accordingly, the cost of inventory of GBP0.3m which was expensed under IFRS remained capitalized as inventory under US GAAP at December 31, 2004, and related revenue of GBP0.5m was not recognized under US GAAP at December 31, 2004.

During 2005 the batches met the additional criteria, in that all components of the vaccine were delivered. Therefore the GBP0.3m was expensed from inventory to cost of revenue and the related revenue of GBP0.5m was recognized.

c) LICENSE FEES
Under IFRS certain license fees were recognized when paid, where such payments were not refundable. Under US GAAP the Group follows SAB104, 'Revenue Recognition in Financial Statements', and where such license fees are not refundable and are not credited against associated R&D activities, these fees are considered inseparable from the associated R&D effort. As such, those license fees are deferred and recognized over the period of the license term or over the period of the R&D agreement. Deferred revenues relating to research programs terminated during this period are released to revenue on termination of the program.



                                                               Year ended Dec 31
                                                                 2005       2004
                                                                 GBPm       GBPm
________________________________________________________________________________
Revenue recognized under IFRS                                    40.9       85.5
Multiple-element arrangements                                     7.5       17.5
Deferred revenue arrangements                                     0.5      (0.5)
License fees                                                      0.9          -
________________________________________________________________________________
Revenue recognized under US GAAP                                 49.8      102.5
________________________________________________________________________________


d) TAX
i) EFFECTS OF REVENUE ADJUSTMENTS
As the majority of the profit in relation to the development portion of the $428m ACAM2000 contract is recorded in the Group's UK operations, any timing difference on the recognition of profit gives rise to a temporary difference at the UK tax rate of 30%.

As the profit in relation to the manufacturing portion of the $428m ACAM2000 contract and any profit that is associated with 'deferred inventory arrangements' and license fees are recorded in the US operations, any timing difference on the recognition of profit gives rise to a temporary difference at the marginal US tax rate of 41%. These temporary differences are included within 'net tax effect of US GAAP adjustments' in the reconciliations of net profit and shareholders' equity. A valuation allowance may be recorded against deferred tax assets arising from operating loss carry forwards in accordance with the criteria described under 'Deferred Tax' below.

ii) TAX ON EMPLOYEE SHARE OPTIONS
The Group is entitled to a tax deduction for the amount treated as compensation under US and UK tax rules for certain employee share options.

The deduction arises on exercise of the option, while any compensation expense is recorded over the vesting period of the option.

Under US GAAP, the tax benefit arising on Incentive Stock Options in the US (and on options with similar characteristics granted outside the US) is recorded, in equity, in the period in which the option is exercised and the tax benefit arises. In respect of non-qualifying options in the US (and on options with similar characteristics granted outside the US) deferred tax assets are calculated by multiplying the compensation expense recorded in respect of these options by the prevailing tax rate in the relevant tax jurisdiction. Valuation allowances are recorded against such deferred tax assets unless utilization of the assets against future taxable profits is more likely than not, as assessed in accordance with the criteria in SFAS 109. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excesstaxbenefits recorded in this account, with any remainder recorded in the income statement.

Under IFRS the deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on Acambis plc share price at the balance sheet date) with the cumulative amount of compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against the profit and loss reserve. Deferred tax assets are recognised only if the utilisation of the assets against future taxable profits is more likely than not.

e) COMPENSATION COSTS UNDER VARIABLE PLAN ACCOUNTING FOR SHARE OPTIONS AND SAYE PLAN DISCOUNT Acambis has granted share options to employees that will vest upon the attainment of certain targets.


Under IFRS, the cost of these equity-settled transactions with employees is measured by reference to the fair value at the date of grant. The fair value is determined using a binomial option pricing model, as described in note 1 of the financial statements. Under US GAAP, APB Opinion No. 25, 'Accounting for Stock Issued to Employees' (APB25), the Group is required to follow variable plan accounting for these grants and measure compensation expense as the difference between the exercise price and the fair market value of the related share under option during each accounting period over the vesting period of the options. Increases in fair market value of the share result in a charge to operations and decreases in the fair market value of the share result in a credit to operations, limited to the cumulative amount previously expensed. Under US GAAP, in accounting for new offers made under the SAYE plan since January 24, 2002, Acambis follows the requirements of pronouncement EITF 00-23 'Issues relating to the Accounting for Stock Compensation under APB25 and FIN44' (Financial Accounting Standards Board Interpretation Number (FIN) 44, 'Accounting for Certain Transactions Involving Stock Compensation', (FIN44)). The compensation charge under US GAAP in respect of such plans is calculated using one of the two following methods:

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

The table shows the (credit)/charge made to the group income statement under US GAAP.

                                                               Year ended Dec 31
                                                                 2005       2004
                                                                 GBPm       GBPm
________________________________________________________________________________
(Credited)/charged to the Group income statement                (0.4)        0.6
________________________________________________________________________________


f) PURCHASE PRICE ACCOUNTING, GOODWILL AND INTANGIBLES
Under both IFRS and US GAAP, goodwill is the amount by which the fair value of the purchase consideration exceeds the fair value of assets acquired. As explained in note 27 of the financial statements, on adoption of IFRS in 2005, the Group took advantage of IFRS 1 and has applied IFRS 3 to business combinations from August 2003, freezing the existing UK GAAP goodwill balances at their January 1, 2004 levels for acquisitions before that date.

i) ACQUISITION OF ACAMBIS INC.
During 1999, Acambis acquired Acambis Inc. Under superseded UK GAAP, in-process R&D did not meet the criteria for recognition as a separate intangible asset and, thus, such amounts were subsumed within goodwill. As permitted under IFRS transition rules, Acambis elected not to restate goodwill for acquisitions prior to August 2003. Therefore the IFRS goodwill relating to Acambis Inc. has not been restated and is based on the UK GAAP value of the goodwill at 1 January 2004, and is deemed a sterling denominated asset. Under US GAAP at the date of acquisition, in accordance with APB Opinion No. 16, 'Business Combinations', and No. 17, 'Intangible Assets', in-process R&D is separately identified and analyzed to determine the fair market value at the date of acquisition. In-process R&D is identified in accordance with the definition within Statement of Financial Accounting Standard (SFAS) No.2, 'Accounting for Research and Development Costs'. Following identification of qualifying R&D projects within Acambis Inc, their value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value.

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

g) CAPITALIZATION OF INTEREST
Under IFRS, Acambis' accounting policy is that interest is not capitalized. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.

h) AVAILABLE FOR SALE INVESTMENTS
Under US GAAP, investments in available-for-sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in 'Other comprehensive income'. Where an impairment is considered to be other than temporary, the security is written down through the income statement to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under IFRS, the Group's accounting policy is to carry such investments at market value, with the movement net of deferred tax recorded though the 'Statement of recognised income and expense'. The basis for determining a readily available market value differs between US GAAP and IFRS, such that, under US GAAP, no revaluation of the group's unlisted investment has been recorded.

i) RESTRICTED CASH
US GAAP requires that any cash that is restricted as to its use be excluded from cash and cash equivalents. Acambis has escrow bank accounts of GBP0.7m (2004:
GBP0.4m) that meet the restriction criteria. If Acambis reported a US GAAP balance sheet, these would appear separately on that balance sheet.

j) DEFERRED TAX
Under IAS 12 'Income taxes' deferred tax is provided on a full liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Under US GAAP, SFAS 109 'Deferred tax' deferred tax is provided on a full liability basis. Future tax benefits are recognized as deferred tax assets to the extent that their realization is more likely than not as determined by the evaluation of certain criteria.

k) IN-PROCESS R&D
Under IAS 38 'Intangible assets' it is necessary to capitalise any acquired in-process R&D. Amortisation commences once the acquired technology is brought into use. Un-amortised amounts are subject to impairment reviews annually and on occurrence of a trigger event. Under US GAAP acquired in-process R&D is expensed immediately to the income statement.

l) CAPITALIZED SOFTWARE
Under IFRS, computer software used in the group is classified as an intangible asset. Under US GAAP, such computer software is classified as a tangible asset. There is no impact on shareholders' equity. At the end of 2005 there was software with a carrying value of GBP0.3m (2004 - GBP0.3m).

RECONCILIATION OF NET (LOSS)/PROFIT FROM IFRS TO US GAAP
Based on the differences detailed above, the following table shows the reconciliation of the Group's net (loss)/profit for the past two years:



                                                                                           Year ended Dec 31

                                                                                          2005          2004

                                                                            Notes         GBPm          GBPm
_____________________________________________________________________________________________________________
Net (loss)/profit as reported under IFRS                                                (27.0)          19.7
Adjustments for:
Revenue recognition                                                        a,b,c           8.9          17.0
Inventory subject to deferred revenue arrangements                            b              -           0.3
Recognition of costs previously deferred                                      b          (0.3)         (9.4)
Other income relating to license fees                                         c          (0.4)             -
Compensation costs under variable plan accounting for share options and       e            1.2           0.1
SAYE plan discount
Purchase price accounting adjustments                                         f            0.1           0.1
Depreciation and impairment of capitalized interest                           g          (0.2)         (0.2)
Capitalization of interest                                                    g            0.5             -
Available for sale investments                                                h              -           0.5
In-process R&D                                                                k          (0.4)             -
Net tax effect of US GAAP adjustments                                         d          (2.7)         (4.5)
_____________________________________________________________________________________________________________
Net (loss)/profit as reported under US GAAP                                             (20.3)          23.6
_____________________________________________________________________________________________________________

 (LOSS)/PROFIT PER SHARE UNDER US GAAP
                                                                         Year ended Dec 31

                                                                          2005        2004
__________________________________________________________________________________________
Basic (loss)/profit per ordinary share in pence                         (18.9)       22.2

Shares used in computing basic (loss)/profit per ordinary share   107,211,367   106,300,080
___________________________________________________________________________________________
Diluted (loss)/profit per ordinary share in pence                       (18.9)         21.7

Shares used in computing diluted (loss)/profit per ordinary share 107,211,367   108,649,389
___________________________________________________________________________________________
Anti-dilutive securities                                            2,474,352      942,032

__________________________________________________________________________________________

OTHER COMPREHENSIVE INCOME
In addition to the net loss for the year, there is also other comprehensive income relating to foreign currency gains, which amounted to GBP2.6m (2004 - loss of GBP2.8m).

RECONCILIATION OF SHAREHOLDERS' EQUITY FROM IFRS TO US GAAP
                                                                                                As at Dec 31
                                                                                         2005           2004
                                                                          Notes         GBPm             GBPm
_____________________________________________________________________________________________________________
Shareholders' equity as reported under IFRS                                              83.0          107.5
Revenue recognition                                                      a,b,c            3.1          (5.5)
Inventory subject to deferred revenue arrangements                         b                -            0.3
Goodwill of Acambis Inc.                                                   f            (7.6)          (8.2)
Goodwill of BPC                                                            f              0.3          (1.3)
Contingent consideration                                                   f                -            1.4
Capitalization of interest                                                 g              0.8            0.5
Available for sale investments                                             h            (0.2)              -
In-process R&D                                                             k            (0.4)              -
Net tax effect of US GAAP adjustments                                      d            (0.8)            1.6
_____________________________________________________________________________________________________________
Shareholders' equity as reported under US GAAP                                           78.2           96.3
_____________________________________________________________________________________________________________



RECENT ACCOUNTING PRONOUNCEMENTS

US GAAP

In November 2004, the FASB issued FASB Statement No. 151 'Inventory Costs - An Amendment of ARB No. 43, Chapter 4' ('FAS 151'). FAS 151 amends the guidance in ARB No. 43, Chapter 4 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of 'so abnormal' as stated in ARB No. 43. Additionally, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005.


The Group will adopt FAS 151 in 2006 but does not expect the adoption of the new standard to have a material impact.


In December 2004, the FASB issued FASB Statement No. 153 'Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions' ('FAS 153'). FAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, 'Accounting for Nonmonetary Transactions,' and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group will adopt FAS 153 in 2006 but does not expect the adoption of the new standard to have a material impact.


In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) 'Share-Based Payment' ('FAS 123(R)'), which replaces FAS No. 123 'Accounting for Stock-Based Compensation' ('FAS 123') and supersedes APB Opinion No. 25 'Accounting for Stock Issued to Employees.' FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Group is currently assessing the impact of FAS 123(R).


In March 2005, the FASB issued FASB Interpretation No. 47 'Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143' ('FIN 47'). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or settlement are conditional on a future event. FIN 47 is effective for the fiscal periods ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group.


In May 2005, the FASB issued Statement No. 154, 'Accounting Changes and Error Corrections - A replacement of APB Opinion No. 20 and FASB Statement No. 3' ('FAS 154'). This statement requires retrospective application to prior periods' financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. FAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.


In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 'Accounting for Rental Costs Incurred during a Construction Period' ('FSP 13-1'). FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense and included in income from continuing operations. FSP 13-1 is effective for the fiscal periods beginning after December 15, 2005. The Group will adopt FSP 13-1 in 2006 but does not expect the adoption of the new standard to have a material impact.


In January 2006 the FASB issued FASB Statement No. 155 'Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140' ('FAS 155'). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact the adoption of FAS 155 will have, but does not expect it to have a material impact.



Item 19. Exhibits
Exhibit
Number     Description of Exhibit


12.1        Section 302 Certification of Gordon Cameron.

12.2        Section 302 Certification of Elizabeth Brown.

13.1 Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Elizabeth Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1       Consent of PricewaterhouseCoopers LLP.


                                    SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report for its fiscal year ended December 31, 2005 on its behalf.

                                          ACAMBIS PLC

                                          By:    /s/ Elizabeth Brown

                                          Name:  Elizabeth Brown
                                          Title: Acting Chief Financial Officer


Date: April 3, 2007



                                              EXHIBIT INDEX
Exhibit
Number Description of Exhibit

12.1    Section 302 Certification of Gordon Cameron.

12.2    Section 302 Certification of Elizabeth Brown.

13.1 Certification of Gordon Cameron pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Elizabeth Brown pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1   Consent of PricewaterhouseCoopers LLP.



                                                                   Exhibit 12.1


                                              Certifications
I, Gordon Cameron, certify that:
1. I have reviewed this amendment to the annual report on Form 20-F of Acambis plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The  company's  other   certifying   officer  and  I  are  responsible  for
     establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.



Date: April 3, 2007             By:      /S/ Gordon Cameron
                               Name:    Gordon Cameron
                               Title:   Chief Executive Officer




                                                                   Exhibit 12.2
                                 Certifications

I, Elizabeth Brown, certify that:
1. I have reviewed this amendment to the annual report on Form 20-F of Acambis plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The  company's  other   certifying   officer  and  I  are  responsible  for
     establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     (a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)Evaluated  the  effectiveness  of  the  company's   disclosure
        controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c)Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      (b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.





Date: April 3, 2007             By:      /s/ Elizabeth Brown
                               Name:    Elizabeth Brown
                               Title:   Acting Chief Financial Officer



                                                                   Exhibit 13.1


                                       CERTIFICATION
                           PURSUANT TO 18 U.S.C. SECTION 1350,
          AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Gordon Cameron, as Chief Executive Officer of Acambis plc (the "Company"), hereby certify, pursuant to 18 U.S.C. Ss 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the accompanying amendment to the Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.




Date: April 3, 2007             By:      /s/ Gordon Cameron
                               Name:    Gordon Cameron
                               Title:   Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Acambis plc and will be retained by Acambis plc and furnished to the Securities and Exchange Commission or its staff upon request.



                                                                  Exhibit 13.2


                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350,
           AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Elizabeth Brown, as Chief Financial Officer of Acambis plc (the "Company"), hereby certify, pursuant to 18 U.S.C. Ss 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the accompanying amendment to the Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.




Date: April 3, 2007             By:      /s/ Elizabeth Brown
                               Name:    Elizabeth Brown
                               Title:   Acting Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Acambis plc and will be retained by Acambis plc and furnished to the Securities and Exchange Commission or its staff upon request.




                                                                    Exhibit 15.1





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on FormS-8 (No. 333-78277, No.333-100028, No.333-109577, No.333-137759
and No.333-140540) of Acambis plc of our report dated June 26, 2006 relating to the financial statements which appear in this amendment to the Annual Report on Form20-F for the year ended December31, 2005.


/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Cambridge, England
April 3, 2007




                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 03 April 2007                              ACAMBIS PLC


                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.